Form 10-K, Exhibit 13
period 1994-01-31
LOWES COMPANIES INC
filed 1994-05-03
CIK 60667

&F


*       LIFO Adjustment:

Fiscal 1993   The total LIFO effect for the year was a charge of $15.5 million.
A charge of $10.3 million was made against earnings through the first nine months, resulting in a fourth quarter charge of $5.2 million.

Fiscal 1992   The total LIFO effect for the year was a charge of $9.5 million.
A charge of $3.7 million was made against earnings through the first nine months, resulting in a fourth quarter charge of $5.8 million. At the end of the third quarter, lumber and plywood composite prices were at record levels and due to decreased demand projected, the Company expected the prices to plateau at then current levels. Prices however, continued to rise through the end of the year resulting in the fourth quarter charge.

Fiscal 1991   The total LIFO effect for the year was a charge of $6.0 million.
A charge of $.9 million was made against earnings through the first nine months, resulting in a fourth quarter charge of $5.1 million. Through the year, the Company experienced slight deflation in products other than building commodities. In building commodities, particularly lumber, prices had risen sharply in the second quarter, then dropped as expected during the third and early fourth quarters. The Company expected this pattern to continue through the end of the year, however, increased demand for lumber drove prices upward at the end of the year resulting in the fourth quarter adjustment.

        Store Restructuring Charge:

During the fourth quarter of Fiscal 1991, the Company recorded a $71.3 million pre-tax charge to earnings related to the planned conversion from a chain of small stores to a chain of large stores (See Note 14 to the Consolidated Financial Statements).

*       LIFO Adjustment:

Fiscal 1993   The total LIFO effect for the year was a charge of $15.5 million.
A charge of $10.3 million was made against earnings through the first nine months, resulting in a fourth quarter charge of $5.2 million.


                                                                      Page 53
                                                                         &F



Fiscal 1992   The total LIFO effect for the year was a charge of $9.5 million.
A charge of $3.7 million was made against earnings through the first nine months, resulting in a fourth quarter charge of $5.8 million. At the end of the third quarter, lumber and plywood composite prices were at record levels and due to decreased demand projected, the Company expected the prices to plateau at then current levels. Prices however, continued to rise through the end of the year resulting in the fourth quarter charge.

Fiscal 1991   The total LIFO effect for the year was a charge of $6.0 million.
A charge of $.9 million was made against earnings through the first nine months, resulting in a fourth quarter charge of $5.1 million. Through the year, the Company experienced slight deflation in products other than building commodities. In building commodities, particularly lumber, prices had risen sharply in the second quarter, then dropped as expected during the third and early fourth quarters. The Company expected this pattern to continue through the end of the year, however, increased demand for lumber drove prices upward at the end of the year resulting in the fourth quarter adjustment.

        Store Restructuring Charge:

During the fourth quarter of Fiscal 1991, the Company recorded a $71.3 million pre-tax charge to earnings related to the planned conversion from a chain of small stores to a chain of large stores (See Note 14 to the Consolidated Financial Statements).