Form 10-K, Exhibit 13
period 1995-01-31
LOWES COMPANIES INC
filed 1995-04-28
CIK 60667

PART IV
EXHIBIT 13

Lowe's Profile

Lowe's Companies, Inc. is one of America's top thirty retailers, serving the do-it-yourself home improvement, home decor, home electronics, and home construction markets.

Lowe's 336 stores serve customers in 21 states located mainly in the South Atlantic and South Central regions. In 1994 our average store did $18.8 million in sales. Our big stores averaged $22.6 million in sales.

At year-end, our retail sales space totaled approximately 18.6 million square feet. Our employees numbered 37,555.

Lowe's has been a publicly owned company since October 6, 1961. Our stock has been listed on the New York Stock Exchange since December 19, 1979; on the Pacific Stock Exchange since January 26, 1981; and on the London Stock Exchange since October 6, 1981. Shares are traded under the ticker symbol LOW.

Raise your hand if just a couple of years ago you thought the Information Highway would never run past your door. In America in the Nineties, the accelerating accessibility of information affects us all, every day. Lowe's loves the Nineties, and we choose to be not merely active but Interactive, putting the marvelous tools of this amazing age to work in the service of our customers.

Interactive videos demonstrate home improvement techniques in our stores. Computer-assisted design programs help our customers plan complex projects. Special orders are transmitted by satellite. Millions of items flow through our distribution centers to the electronic orchestration of integrated systems. And through our increasing presence on cable TV, whether we're sponsoring a race car, a gardening show, or a home safety special, Lowe's is welcomed daily into millions of American homes.

We want to take this opportunity to give our shareholders our address on the Internet. We have a World Wide Web site under construction; meanwhile, you can send us e-mail at lowesco@aol.com.

Rx for DIY'ers: HGTV! Do you think that TV programming devoted to home and garden still means a half-hour local show at 5 a.m. with the production values of a fifth grade play and the signal strength of a gerbil on a treadmill? Get in the now, dude! As cable service spreads into practically every nook and cranny of the American landscape, cable subscribers are finding that they can choose from ever-widening variety of high-quality special interest programming. Last December the ranks of cable networks expanded to include Home & Garden Television (HGTV), a 24-hour network dedicated to home building and remodeling, gardening, decorating, home electronics, and other topics dear to the hearts of Lowe's customers.

Lowe's is playing a major role in the development of HGTV, sponsoring a one-hour block of programming which airs during prime time on weekdays and on Saturday mornings. "At Home With Lowe's" features a variety of half-hour shows including "The House Doctor," "Klutz Around the House," "Jane Nugent's Garden Party," and "Kitty Bartholemew: You're Home."

Based in Knoxville, Tennessee, HGTV is currently reaching more than 6.5 million homes. It was recently rated in a trade publication as one of the "Ten Most Likely to Succeed" from among dozens of new cable channels.

What's six times the size of a Lowe's superstore, has 150 doors, contains five miles of conveyors, and employs more than 300 people? It's Lowe's distribution center in North Vernon, Indiana. Why is it good news for shareholders? Because Lowe's distribution system is a source of strategic advantage. Our distribution centers (d.c.'s) support Lowe's expansion. They enable us to buy in larger volume, supply our stores with exactly the products they need, and reduce labor costs because stores handle fewer shipments from individual vendors.

The Indiana d.c. is a new prototype for Lowe's, featuring unique integrated systems for sorting, conveyance, receiving, replenishing, order picking, and shipping. The "carousel pick-and-pack" may sound like a carnival ride, but it's a computer driven system that helps us ship precise quantities instead of whole cases, thereby reducing the carrying costs of store inventory.

In addition to the Indiana center, Lowe's has d.c.'s in Villa Rica, Georgia and North Wilkesboro, North Carolina. This year we will break ground for two new centers on the Indiana model - one in Texas and the other in North Carolina.

Lowe's home improvement warehouses give our customers instant access to more than 40,000 items. But it's not enough. There are millions of products out there, manufactured by our vendor partners to satisfy every imaginable consumer need or desire. Unfortunately, even the largest store can't keep them all in inventory. What's an interactive retailer to do? S.O.S! S.O.S!

Exactly. Lowe's Special Order System (S.O.S.) provides quick, convenient access to hundreds of thousands of products for both our contractor and do-it-yourself customers. By managing transactions at a project level, our custom-designed S.O.S. software makes it easy to buy in-stock merchandise and special order items at the same time. With all orders "pasted" to a numbered project, and with follow-up tracking built in, we are maximizing efficiency and minimizing the chance that an order might be lost.

Here's how it works. Let's say a customer is doing a major bath-room renovation. A special order for a whirlpool bath is entered into a Lowe's store computer. From there it's sent by satellite to a mainframe in North Wilkesboro and subsequently to the manufacturer through electronic data interchange (EDI). The manufacturer ships the order to the Lowe's store or directly to the customer. The invoice is transmitted to Lowe's general office in North Wilkesbor, where it gets paid by an electronic transfer of funds. Voila! Satisfaction all around.

"Strike up the band!" And send them to Pasadena for the Tournament of Roses Parade! There's no more cherished invitation on any band's calendar. But Pasadena is a long way from Mahomet, Illinois: it takes a whole year and lots of band candy to raise money to go. When Lowe's heard that the Marching Bulldogs of Mahomet-Seymour High School had been invited to Pasadena, we wanted to help. Enter Lowe's Charitable and Educational Foundation, which has been supporting worthy efforts in Lowe's communities since 1957. From marching bands to local fire departments to environmental initiatives, if our customers care about it, so does Lowe's.

"How do I interact with thee? Let me count the ways..." Lowe's relationship with our vendor partners is interactive in so many ways that it could never be contained in a sonnet. For instance, Anchor Swan, Phillips Consumer Electronics, and Water Ace are three of our most recent Suppliers of the Year; they are also secondary sponsors of "At Home With Lowe's" on HGTV.
The Stanley Works and Larson Manufacturing are both primary sponsors of "At Home With Lowe's;" they are also charter members of Lowe's Home Safety Council. Armstong and Osram Sylvania, Inc. are LHSC charter members too, and
- - you've got it!  They are also Suppliers of the Year!

Roll the highlight tape for Lowe's Home Safety Council, 1994 - a year of outreach and infrastructure.

Lowe's Home Safety Council actively supports community efforts such as fire safety houses operated by local fire departments. The council also sends home safety experts into selected homes to help families make their environments more injury-proof. In 1994 one high-profile "safety makeover" was given to the Dilley family of Indianapolis, whose growing sextuplets posed some interesting challenges to home safety.

In October a one-hour television special called "Safety Watch: Is Your Home A Danger Zone?" aired in 13 media markets primarily in the Southeast. Hosts MacLean Stevenson and Loretta Swit helped viewers identify hidden hazards in the home and discussed safe alternatives and preventive techniques. Viewership was estimated in the millions.

The council's world-class Board of Directors includes the Honorable Lamar Alexander, former U.S. Secretary of Education; Meredith K. Appey of the Nat'l. Fire Protection Association; Dr. Catherine Burns of the Nat'l. Assoc. of Pediatric Nurse Associates and Practitioners; Malcolm Candlish of BRK Brands/First Alert; Mary Ellen Fise of the Consumer Federation of America; Kathleen Henning of the Nat'l. Assoc. of Search and Rescue; Diane Imhulse of the Nat'l. Safety Council; the honorable Jack Kemp, former U.S. Secretary of HUD; Chief Dennis Martin of the Nat'l. Assoc. of Chiefs of Police; Officer Joseph McCaffrey of the American Federation of Police; Dr. Louis Sullivan, former U.S. Secretary of Health and Human Services; Gaylord Walker of the Nat'l. Child Safety Council; Michael Werner of Werner Ladder Company; and Leonard G. Herring, W. Cliff Oxford, and Robert L. Strickland of Lowe's.

The council's plans for 1995 include the continuing installation of Safety Watch kiosks in our stores, the development of a home safety curriculum for school-age children, the increasing spread of information through the 1-800-4 SAFE HOME telephone line, and the further use of television as a major medium for home safety education. The ongoing mission of Lowe's Home Safety Council is to make every year "The Year of Living Safely."

In 1961 Archie Fain of Providence, Rhode Island bought 500 original shares of Lowe's stock on the advice of Gordon Cadwgan, a founding member of our Board of Directors who helped take the company public that year. "Lowe's was a new issue," Fain recalls. "I understood it was a well-run chain of hardware stores that wanted to expand, so I bought 500 shares for my family - my son and daughter, my wife, and myself." Last year Fain celebrated his 90th birthday and his 33rd year as a Lowe's shareholder partner. Over the years, his original 500 shares have turned into 60,000 through stock splits and dividends.

Since his retirement, Fain regularly spends winters in Sarasota, Florida. Although he makes the trip by jet these days, he used to drive down from Rhode Island, and he always made a point of visiting at least one Lowe's store on his way south.

"I'll never forget an experience I had several years ago at a Lowe's store in South Carolina," he says. "I told the manager that I was a Lowe's shareholder and would like to ask him a few questions. He said he would do his best to answer them.

"Then I told him a little more about my stock in the company. 'Well,' he said, pointing out the store window, `do you see that driver in the Lowe's truck? He owns about the same number of shares as you!'

"When the employees of a company are its shareholders too, and everyone is working for the future, you've got great potential."

Long-range thinking may well be one key to Archie Fain's longevity. It has certainly worked wonders for his portfolio! When asked what advice he would give to investors today, he says "Of course it all depends on your individual circumstances and goals. But if you're looking for a well-run company with a promising future, I would still recommend Lowe's."


Independent Auditors' Report To the Board of Directors and Shareholders of Lowe's Companies, Inc.

We have audited the accompanying consolidated balance sheets of Lowe's Companies, Inc. and subsidiaries as of January 31, 1995, 1994 and 1993, and the related consolidated statements of current and retained earnings and cash flows for the fiscal years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.

An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Lowe's Companies, Inc. and subsidiaries at January 31, 1995, 1994 and 1993, and the results of their operations and their cash flows for the fiscal years then ended in conformity with generally accepted accounting principles.


Deloitte & Touche LLP
Charlotte, North Carolina
February 20, 1995



Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction

This discussion summarizes the significant factors affecting Lowe's consolidated operating results, financial condition and liquidity/cash flows during the three-year period ended January 31, 1995 (i.e., Fiscal 1994,1993, and 1992). This discussion should be read in conjunction with the Letter to Shareholders, financial statements and financial statement footnotes included in this annual report.

Lowe's embarked upon a large store prototype expansion program beginning in 1989 and furthered this commitment by recording a one-time restructuring charge in Fiscal 1991 of $71.3 million pre-tax to cover expected costs and expenses incident to this expansion program. This transformation from small stores into home improvement destination centers, coupled with "dominant inventory assortments," will continue to enhance our growth.

We ended 1994 with 336 stores and 18.6 million square feet of selling space. This compares to 311 stores and 14.2 million square feet and 303 stores and 10 million square feet for the two prior years. We are particularly pleased with the transformation process and performance of our new destination centers in terms of sales and their contributions to overall profits. Net earnings measured to sales were 3.7%, an achievement not seen since 1976 when earnings were reported on a FIFO (first-in, first out) basis of accounting. In addition, the return on beginning assets of 10.2% was the highest since 1984. Return on beginning shareholders' equity was 25.6%, the highest since 1974. Store performance perspective in terms of units, sales and operating profits is depicted in Tables 1-3.

Expansion plans for 1995 envision about 50 to 55 new stores with 60% in new markets and the balance in relocations for approximately 5.3 million square feet of additional retail space. Approximately one half of the 1995 projects will be leased and one half will be owned.

Distribution capabilities are a central component of Lowe's operating strategy. At year-end, we operated three distribution centers (d.c.'s) and seven smaller support facilities, three of which are reload centers only. One of the three, a high-tech operation, became fully functional in the third quarter. In addition, a new d.c. of approximately 775,000 square feet is expected to be operational in early 1996 with a second d.c. of approximately 950,000 square feet expected to become operational shortly thereafter. This distribution expansion program will support our ongoing store expansion.

Operations

Record sales of $6.11 billion were achieved during 1994, a 35% increase over 1993 sales of $4.54 billion. Sales for 1993 were 18% higher than 1992 levels. These increases are attributable to customer receptiveness to the large stores with their dominant inventory assortment, everyday competitive prices and enhanced customer service.

Growth in disposable personal income and decreases in unemployment have been good indicators of increased sales performance for Lowe's. The 1995 outlook is favorable in our market area for each of these economic indicators. However, as we begin 1995 the interest rate environment is less favorable.

Gross margin improved to 24.8% from 23.8% in 1993. An everyday competitive pricing (ecp) strategy was implemented during 1992, causing a temporary margin reduction to 23.4% from the preceding year. The ecp strategy working in tandem with our large store marketing strategy creates higher sales volumes and margin dollars.

LIFO charges reduced margins by 1, 34 and 25 basis points for 1994,1993 and 1992, respectively. Had inventory costs been stated on a FIFO basis, year-end inventory totals would have been $65.0, $64.5 and $49.0 million higher for these years.

Selling General and Administrative (SG&A) expenses for 1994 were $941.0 million or 15.4% of sales. This tracks favorably with each of the two previous years of 15.8% and 16.7% to sales, respectively. Carefully managed cost containment measures and leverage on higher sales volumes were the major contributions to this favorable trend.

Store opening costs were $40.7 million for 1994. These costs were $29.3 and $11.0 million for 1993 and 1992, respectively. These costs currently average about $800 thousand per store. Projected costs for 1995 could grow somewhat higher as store openings in new markets grow as a percentage of the total.

Depreciation, reflecting continuing fixed asset expansion, increased 36% to $109.6 million. A 15% increase for l993, which was computed from a prior year base of $69.8 million, was in line with expectations. Depreciation for these years has maintained a percentage to sales of approximately l.8%. About one half of new stores for 1994 and 1993 are leased, whereas previously more than half were owned.

Employee retirement plans expenses for 1994 were $49.7 million or .8% to sales. This cost is consistent with .8% and .9% for each of the two previous years. A lower eligibility rate for plan participation, resulting from more new hires relating to expansion, accounts for maintaining a favorable percentage relative to sales for each of the years. See Note 10 to the financial statements for further disclosure.

Interest costs were $27.9 million (.5% to sales), a 52% increase above 1993. Interest costs were $15.6 million for 1992. Interest costs trended upward during 1994 while near historic lows in borrowing rates were prevalent for each of the two prior years. See Note 6 to the financial statements for particulars on long-term indebtedness and discussion below on liquidity and capital resources.

Cash dividends paid to common shareholders were $27.4, $23.6 and $21.2 million in 1994, 1993 and 1992, respectively. Lowe's has paid cash dividends each quarter since becoming a public company in 1961. At January 31, 1995 there were 9,765 shareholders of record. Refer to the Stock Performance Chart on page 28 for further particulars on dividends and stock performance.

Balance Sheet Management

Effective inventory turnover is a result of good product management. (Lowe's calculates "turn" by using cost of sales as the numerator and divides by the average of beginning inventory plus the subsequent four quarters' ending inventories.) In l994 Lowe's inventory turned 4.7 times, comparable to 4.7 turns in 1993 and 4.6 turns in 1992.

Accounts receivable totaled $109 million at January 31, 1995 compared to $49 million for 1993 and $53 million for 1992. In 1992, an undivided fractional interest in a designated pool of receivables was sold, with this program continuing into 1993 and 1994. Because of the Company's surplus cash position during the middle of 1994, management decided to carry the receivables in lieu of continuing with the "pool sales program" in effect at that time. Management reinstated this program during January of 1995. Fees associated with this program are recorded in SG&A expenses. For more details, see Note 2 to the financial statements.

Property, less accumulated depreciation increased 37% to $1.40 billion for 1994. In 1993 it increased 30% over 1992 levels. The majority of the increase stems from superstore investment, including point-of-sale equipment, fixtures and displays.

Other assets primarily consist of land and buildings relating to vacated stores which are available for sale or lease. These properties are carried at their net realizable value. At January 31, 1995, this value was approximately $42 million. One year ago, vacated properties were valued at $44 million. At year-end, seven properties having a book value of approximately $8.5 million were under contract to be sold. Notes receivable relating to sales of excess properties were $7 million at year-end, up $4 million from the previous year. Investments in low income housing at January 31,1995 were $11 million compared to $7 million for the previous year.

Accounts payable, the major financing source for inventory, financed 60% of 1994 year-end inventory compared to 55% for 1993 and 56% for 1992. This increase is the result of changes in inventory product mix and improved payment terms from vendors.

Long-term debt, excluding current maturities, at January 31, 1995 was $681.2 million, up 15% from 1994. During 1993, $287.5 million 3% Convertible Subordinated Notes were issued at a discount, raising $250 million. Medium-term notes were issued in both 1993 and 1992 after the early retirement of our long-term debt carrying double-digit interest rates. In 1992, most short-term debt was eliminated with this trend carrying over into 1993 and 1994. Further details on long-term financing can be found in Note 6 to the financial statements.

The special one-time restructuring charge is addressed at the beginning of this MD&A, and more specifically in No(e 15 to the financial statements. Charges against the restructuring accrual associated with relocating and closing stores were $19.7, $19.0 and $16.6 million for 1994,1993 and 1992, respectively. The remaining restructuring accrual (short-term and long-term) at January 31,1995 was $13.8 million. Charges against this accrual for 1995 will complete the restructuring program.

Shareholders' equity continues to finance the largest portion of assets. Total shareholders' equity increased by $546.2 million in 1994 and financed 45.7% of assets at January 31,1995. This compares to 39.7% for 1993 and 45.6% for 1992. (See Note 11 to the financial statements for further particulars of the 1994 stock offering and related comments under "working capital" below.)

Financial Management
Liquidity and Capital Resources

Primary sources of liquidity are cash fLows from operating activities and certain financing activities. Information on consolidated cash flows (operating, financing and investing activities) is set forth in the Statements of Cash Flows on page 18.

Working capital at January 31,1995, was $611.3 million as compared to $402.7 million at January 31,1994, and $245 9 million at January 31,1993.

Financing activities include the sale of 10,350,000 shares of Lowe's common stock under the shelf registration discussed below. The Company received proceeds, net of the underwriting discount and other costs, of $315.7 million. The proceeds are being used to finance the Company s large store expansion program and for general corporate purposes. The following schedule depicts working capital debt activity (except for debt associated with certain real property acquisitions in the normal course of business):
  During 1994, Lowe's did not issue any long-term debt.
  During 1993, Lowe's issued the following long-term debt:
    $32 million medium-term notes issued in February 1993; and $287.5 million aggregate (net $250 million) principal 3% Convertible
      Subordinated Notes, issued at a discount in July 1993.
  During 1992, Lowe's issued the following long-term debt:
    $218 million medium-term notes issued in the last three quarters
  During 1994, Lowe's reduced long-term debt as follows:
    $41.5 million of scheduled miscellaneous repayments.
  During 1993, Lowe's reduced long-term debt as follows:
    $6.3 million of scheduled miscellaneous repayments.
  During 1992, Lowe's reduced long-term debt as follows:
    Redeemed $27.8 million, 11.5% unsecured notes; and $8.4 million of scheduled miscellaneous repayments.

During 1994, 1993, and 1992, the Company entered into various leases for new store facilities. Several of these leases were classified as capital leases, the result of which is to increase long-term debt. Amounts classified as capital leases were $104.2 million, $29.3 million and $24.6 million for 1994, 1993 and 1992, respectively.

Major uses of cash continue to be investments in new store facilities. In 1994, capital investment was $529 million (cash outlays of $414 million plus capital leases of $104 million and like-kind exchanges of $ 11 million) which did not include operating leases of $113 million. Lowe's 1995 capital budget is targeted between $810 and $835 million, inclusive of approximately $238 million of operating or capital leases. Over 80% of this planned commitment is for store expansion.

Present plans are to finance 1995's expansion program through funds from operations, operating leases, issuance of about $40 million of common stock to the Employee Stock Ownership Plan and from external financing.
During 1994, the Company filed with the Securities and Exchange Commission a shelf registration statement covering $500 million of "unallocated" debt or equity securities. At January 31, 1995, an uncommitted aggregate of $ 174 million was available under the shelf registration. This registration enables the Company to issue common stock, preferred stock, senior unsecured debt securities or subordinated unsecured debt securities from time to time.

Short-term capital needs will be financed through utilization of Lowe's bank credit agreements and commercial paper program. Formal bank credit agreements in place are discussed in Note 5 to the financial statements.

The ratio of long-term debt to equity plus long-term debt was 32.4%, 40.4% and 30.0% with fixed charge coverage at 6.8, 6.5 and 5.7 for 1994, 1993 and 1992, respectively.

Other

General inflation has not had a significant impact on Lowe's during the past three years. With the exception of certain building commodity products, deflation has been experienced in most product groupings. Lumber products have experienced more price volatility than other building commodities due to variability of demand and supply plus environmental concerns. Inflation/(deflation) rates experienced by lumber products were (0.4%), 12.0% and 9.7% for 1994, 1993 and 1992, respectively.



Store Performance Perspective

To further enhance understanding and analysis of the relative pace, progress, and performance of our new family of stores, compared to two older and smaller store groups, we are providing the following tables.

Table 1    Store Group Unit Totals, Average through Fourth Quarter

                            1994                      1993                   1992

                   % of   %                  % of      %                  % of
                  Total Change Units        Total    Change  Units        Total  Units
 Small     (1)     20%   (14)%    66          25%    (22)%     77          32%     99
 Medium    (2)     23    (22)     73          31     (17)      94          37     113
 Large     (3)     57     40 %   187          44      44 %    134          31      93
 Total            100%           326         100%             305         100%    305

Table l Comments: The small stores average less than 7,500 square feet of sales floor, and represent 20% of the total units. The medium stores stem from our l984-1988 expansion, and average about 23,000 square feet. A few small and medium stores have been converted into focused contractor yards.
The 24 contractor yards are included in our small store totals. The large stores average about 80,000 square feet, with our current prototypes being 85,000 to 11 S .000, plus large garden centers.

Table 2    Sales Contribution by Store Group, YTD Fourth Quarter
                        1994                   1993             1992

                   % of         %         % of        %         % of
                  Total    Change        Total      Change     Total
 Small     (1)      13%       1 %         18%        (10)%        23%
 Medium    (2)      18      (16)          28         (11)         37
 Large     (3)      69       72 %         54          62 %        40
 Total             100%                  100%                    100%

Table 2 Comments: The results shown in Table 2 need to be read in conjunction with the changing store numbers in Table 1 because these are aggregate totals, not comparable store results. The sales increase of only 1% for the small group and the 16% sales decrease in the medium group, is attributable to their reduction in number. The small stores and contractor yards posted a 17% average sales gain as higher volume contractor yards became a larger percentage of this group. Medium-size stores, on average, achieved a 9% sales gain. The average large store's sales increase of 24%, combined with their numerical increase, provided 69% of total sales, up from 40% just two years ago.

Table 3    Operating Profits * by Store Group, YTD Fourth Quarter
                         1994               1993                 1992

                   % of         %        % of        %           % of
                  Total    Change        Total     Change       Total
 Small     (1)     11%       7%           15%        12 %         20%
 Medium    (2)     18       (9)           30         12           39
 Large     (3)     71        91%          55         96 %         41
 Total            100%                   100%                    100%

* Profits before corporate expense and intercompany charges, interest, restructuring. LIFO and income taxes

Table 3 Comments: Here's the report card on profitability and growth Again, these are not comparable store results but group totals.

The 66 small stores and yards, on average, improved their profit contribution over the average of last year's 77 by 24%. These units are low-cost operations including some "cash cows" and our focused contractor yards, and are obviously able to do well in this business climate.

The 73 mid-sizers are stores of the mid-80's. Their average sales per store average 17% higher than that of the small stores and they too, on average, increased their profit over last year.

The 187 large stores are designed for our customers of the 90's and these results are gratifying. With average sales per store 83% higher than the average small store, and their average operating profits 128% greater than the average of the small stores, the large stores contributed 71% of the year's operating profits while contributing 69% of sales

With further reference to Table 3, we are pleased to advise that operating profits are determined with consistency period-to-period, and without any subsidization of stores or groups. Therefore, the performance shown in Table
3 is a hard proxy for the relative pre-tax profit contribution of these store groups.
                                                             1994          1993          1992
                                                          Total Sq.Ft.  Total Sq.Ft.  Total Sq.Ft.
                                                           (000,000)     (000,000)     (000,000)
(1) Pre 1984 Stores; Contractor Yards:  Avg   7,440 Sq.Ft.    .5            .6            .9
(2) '84-'88 Stores                      Avg. 23,213 Sq.Ft.   1.5           2.0           2.6
(3) Post '88 Expansion Stores:          Avg. 80,135 Sq.Ft.  16.6          11.6           6.5


CONSOLIDATED STATEMENTS OF CURRENT AND RETAINED EARNINGS
Lowe's Companies, Inc. and Subsidiary Companies
Dollars In Thousands, Except Per Share Data

                                                  FISCAL      %       FISCAL      %        FISCAL      %
Fiscal Years End on January 31 of Following Year   1994     SALES      1993     SALES       1992     SALES

Current Earnings
    Net Sales                                   $6,110,521  100.0%   $4,538,001  100.0%   $3,846,418  100.0%
    Cost of Sales                                4,597,977   75.2%    3,456,717   76.2%    2,945,753   76.6%

    Gross Margin                                 1,512,544   24.8%    1,081,284   23.8%      900,665   23.4%

    Expenses:
    Selling, General and Administrative            941,079   15.4%      717,028   15.8%      642,799   16.7%
    Store Opening Costs                             40,727    0.7%       29,251    0.6%       10,983    0.3%
    Depreciation                                   109,647    1.8%       80,530    1.8%       69,820    1.8%
    Employee Retirement Plans (Note 10)             49,687    0.8%       37,873    0.8%       35,572    0.9%
    Interest (Notes 7 and 16)                       27,873    0.5%       18,278    0.4%       15,599    0.4%

    Total Expenses                               1,169,013   19.1%      882,960   19.5%      774,773   20.1%

    Pre-Tax Earnings                               343,531    5.6%      198,324    4.4%      125,892    3.3%

    Income Tax Provision (Note 9)                  119,971    2.0%       66,538    1.5%       41,172    1.1%

    Net Earnings                                 $  223,560   3.7%    $  131,786   2.9%   $   84,720    2.2%


    Shares Outstanding - Weighted Average           154,926              147,398             146,152

    Earnings Per Common & Common
      Equivalent Share                           $     1.44           $     0.89          $     0.58

    Earnings Per Common Share -
      Assuming Full Dilution                     $     1.39           $     0.89          $     0.58


                                                                Per                  Per                 Per
Retained Earnings (Notes 6 and 11)                   Amount    Share      Amount    Share     Amount    Share

    Balance at Beginning of Year                 $  596,764           $  489,033          $  425,526

    Net Earnings                                    223,560     1.44     131,786     1.44     84,720     1.44
    Cash Dividends (Notes 6 and 11)                 (27,433)   (0.18)    (23,571)   (0.18)   (21,153)   (0.18)
    Stock Split                                           0                 (484)                (60)

    Balance at End of Year                       $  792,891           $  596,764          $  489,033

See accompanying notes to consolidated financial statements.


CONSOLIDATED BALANCE SHEETS
Lowe's Companies, Inc. and Subsidiary Companies
Dollars in Thousands

                                                    Fiscal      %     Fiscal      %     Fiscal      %
Fiscal Years End on January 31 of Following Year     1994     Total    1993     Total    1992     Total
Assets
  Current Assets:
  Cash and Cash Equivalents                      $  150,319    4.8%   $    73,25    3.3%   $    48,94    3.0%
  Short-Term Investments                            118,155    3.8%       35,215    1.6%        5,900    0.4%
  Accounts Receivable - Net (Note 2)                109,214    3.5%       48,500    2.2%       53,288    3.3%
  Merchandise Inventory (Note 3)                  1,132,282   36.5%      853,707   38.8%      594,195   36.9%
  Deferred Income Taxes (Note 9)                     18,129    0.6%       12,300    0.6%        8,512    0.5%
  Other Current Assets (Note 13)                     29,069    0.9%       60,932    2.8%       34,710    2.2%

  Total Current Assets                            1,557,168   50.1%    1,083,907   49.2%      745,554   46.3%

  Property, Less Accumulated
    Depreciation (Notes 4 and 6)                  1,397,713   45.0%    1,020,234   46.3%      787,197   48.9%
  Long-Term Investments (Note 8)                     83,459    2.7%       40,408    1.8%       23,270    1.4%
  Other Assets                                       67,652    2.2%       57,099    2.6%       52,856    3.3%

  Total Assets                                   $3,105,992  100.0%   $2,201,648  100.0%   $1,608,877  100.0%

Liabilities and Shareholders' Equity
  Current Liabilities:
  Short-Term Notes Payable (Note 5)              $    1,903    0.1%   $    2,281   0.1%   $     3,193    0.2%
  Current Maturities of Long-Term
    Debt (Note 6)                                    26,913    0.9%       49,547    2.3%       21,721    1.4%
  Accounts Payable                                  675,436   21.7%      467,278   21.2%      330,584   20.5%
  Employee Retirement Plans (Note 10)                43,950    1.4%       34,422    1.6%       32,038    2.0%
  Accrued Salaries and Wages                         63,356    2.0%       45,883    2.1%       39,472    2.5%
  Other Current Liabilities                         134,334    4.3%       81,765    3.7%       72,626    4.5%

  Total Current Liabilities                         945,892   30.5%      681,176   30.9%      499,634   31.1%

  Long-Term Debt, Excluding Current
    Maturities (Note 6)                             681,184   21.9%      592,333   26.9%      313,562   19.5%
  Deferred Income Taxes (Note 9)                     49,211    1.6%       26,165    1.2%       16,517    1.0%
  Accrued Store Restructuring Costs (Note 15)         9,815    0.3%       28,305    1.3%       45,944    2.9%

  Total Liabilities                               1,686,102   54.3%    1,327,979   60.3%      875,657   54.4%

  Commitments, Contingencies and
    Litigation (Notes 13 and 14)

  Shareholders' Equity (Notes 6, 11 and 12):
  Common Stock - $.50 Par Value;
   Fiscal     Issued and Outstanding
    1994         159,527,389
    1993         147,886,770
    1992         145,945,916                         79,764    2.6%       73,943    3.4%       72,973    4.5%
  Capital in Excess of Par                          554,838   17.9%      202,962    9.2%      171,214   10.6%
  Retained Earnings                                 792,891   25.5%      596,764   27.1%      489,033   30.4%
  Unearned Compensation-Restricted Stock Awar        (5,949)  -0.2%
  Unrealized Loss on Available
     For Sale Securities, Net of Income Taxes        (1,654)  -0.1

  Total Shareholders' Equity                      1,419,890   45.7%      873,669   39.7%      733,220   45.6%

  Total Liabilities and
    Shareholders' Equity                         $3,105,992  100.0%   $2,201,648  100.0%   $1,608,877  100.0%

See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
Lowe's Companies, Inc. and Subsidiary Companies
Dollars in Thousands

                                                                   Fiscal           Fiscal           Fiscal
Fiscal Years End on January 31 of Following Year                    1994             1993             1992
Cash Flows From Operating Activities:
     Net Earnings                                                 $223,560         $131,786          $84,720
     Adjustments to Reconcile Net Earnings to Net Cash
       Provided By Operating Activities:
         Depreciation                                              109,647           80,530           69,820
         Amortization of Original Issue Discount                     3,205            1,615                0
         Increase in Deferred Income Taxes                          18,108            5,860            8,231
         Loss on Disposition/Writedown of Fixed and Other Assets     5,924            8,969            1,929
         Decrease (Increase) in Operating Assets:
           Accounts Receivable - Net                               (60,714)           4,788           62,451
           Merchandise Inventory                                  (278,575)        (259,512)           8,600
           Other Operating Assets                                   31,170          (26,186)         (20,352)
         Increase (Decrease) in Operating Liabilities:
           Accounts Payable                                        208,158          136,694           22,770
           Employee Retirement Plans                                41,257           32,937            4,173
           Accrued Store Restructuring                             (10,000)          (8,905)         (10,765)
           Other Operating Liabilities                              67,236           17,123           19,173

     Net Cash Provided by Operating Activities                     358,976          125,699          250,750

Cash Flows from Investing Activities:
     Decrease (Increase) in Investment Assets:
       Short-Term Investments                                      (83,374)         (29,315)          (1,174)
       Purchases of Long-Term Investments                          (74,614)         (41,714)         (12,500)
       Proceeds from Sale/Maturity of Long-Term Invest              29,452           24,576              580
       Other Long-Term Assets                                       (2,438)           1,645           (2,213)
     Fixed Assets Acquired                                        (414,103)        (336,888)        (243,262)
     Proceeds from the Sale of Fixed and Other Long-Term Assets     15,179           27,641            9,642

     Net Cash Used in Investing Activities                        (529,898)        (354,055)        (248,927)

Cash Flows from Financing Activities:
  Sources:
     Long-Term Debt Borrowings                                         500          281,915          217,969
     Net Decrease in Short-Term Borrowings                            (378)            (912)        (140,640)
     Net Proceeds from Issuance of Common Stock                    315,697
     Stock Options Exercised                                         1,100            1,504            1,019

     Total Financing Sources                                       316,919          282,507           78,348

  Uses:
     Repayment of Long-term Debt                                   (41,498)          (6,276)         (36,157)
     Cash Dividend Payments                                        (27,433)         (23,571)         (21,153)
     Total Financing Uses                                          (68,931)         (29,847)         (57,310)

     Net Cash Provided by Financing Activities                     247,988          252,660           21,038

  Net Increase in Cash and Cash Equivalents                         77,066           24,304           22,861
  Cash and Cash Equivalents, Beginning of Year                      73,253           48,949           26,088

  Cash and Cash Equivalents, End of Year                          $150,319          $73,253          $48,949


See accompanying notes to consolidated financial statements.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 LOWE'S COMPANIES, INC. AND SUBSIDIARY COMPANIES
               FISCAL YEARS ENDED JANUARY 31, 1995, 1994 AND 1993

NOTE 1 - Summary of Significant Accounting Policies:

The Company is one of America's largest retailers serving the do-it-yourself home improvement, home decor, and home construction markets. Below are those accounting policies considered to be significant.

Subsidiaries and Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All material intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents - Cash and cash equivalents include cash on hand, demand deposits, and short-term investments that are readily convertible to cash within three months of purchase.

Investments - The Company has a cash management program which provides for the investment of excess cash balances in financial instruments which have maturities of up to three years. Investments that are readily convertible to cash within three months of purchase are classified as cash equivalents. Investments with a maturity of between three months and one year are classified as short-term investments. Investments with maturities greater than one year are classified as long-term. Investments consist primarily of tax exempt notes and bonds, auction rate tax exempt securities, municipal preferred tax exempt stock and eurodollar time deposits.

  Effective February 1, 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities", which stipulates that debt securities not classified as held-to-maturity securities and all equity securities will be carried at fair value. Unrealized gains and losses on such securities will be included in earnings if the securities are classified as trading securities and will be excluded from earnings and reported as a separate component of shareholders' equity, net of the related income taxes, until realized if classified as available-for-sale. Debt securities classified as held-to-maturity securities will be carried at amortized cost. The Company has classified all investment securities as available-for-sale.

Derivatives - Interest rate swap agreements, which are principally used by the Company in the management of interest rate exposure, are accounted for on an accrual basis. Income and expense are recorded in the same category as that arising from the related liability. Amounts to be paid or received under interest rate swap agreements are recognized as interest income or expense in the periods in which they accrue.

Premiums paid for purchased interest rate cap agreements are being amortized to interest expense over the terms of the caps. Unamortized premiums are included in other assets in the consolidated balance sheet. Amounts to be received under the cap agreements are accounted for on an accrual basis, and are recognized as a reduction of interest expense.

Accounts Receivable - The majority of the accounts receivable arise from sales to professional building contractors principally in the South Atlantic and South Central regions of the United States. The allowance for doubtful accounts is based on historical experience and a review of existing receivables. Sales generated through the Company's private label credit card are not reflected in receivables. These receivables are sold, without recourse, to an outside finance company.
Merchandise Inventory - Inventory is stated at the lower of cost or market. In an effort to more closely match cost of sales and related sales, cost is determined using the last-in, first-out (LIFO) method. Included in inventory cost are administrative, warehousing and other costs directly associated with buying, distributing and maintaining inventory in a condition for resale.

Property and Depreciation - Property is recorded at cost. Costs associated with major additions are capitalized and depreciated. Upon disposal, the cost of properties and related accumulated depreciation is removed from the accounts with gains and losses reflected in earnings.

Depreciation is provided over the estimated useful lives of the depreciable assets. Assets are generally depreciated on the straight-line method. Leasehold improvements are depreciated over the shorter of their estimated useful lives or term of the related lease.

Leases - Assets under capital leases are amortized in accordance with the Company's normal depreciation policy for owned assets or over the lease term if shorter. The charge to earnings resulting from amortization of these assets is included in depreciation expense in the consolidated financial statements.

Income Taxes - Income taxes are provided for temporary differences between the tax and financial accounting bases of assets and liabilities using the liability method. The tax effects of such differences are reflected in the balance sheet at the tax rates expected to be in effect when the differences reverse.

Store Pre-opening Costs - Costs of opening new retail stores are charged to operations as incurred.

Store Closing Costs - Upon closing or relocating a store, costs considered to be unrecoverable, such as the book value of leasehold improvements and the estimated loss on sale of land and building, are charged to expense. The Company also records a provision for the present value of future lease obligations, net of sub-lease income. The estimated net realizable value of closed store real estate owned is included in other assets. See Note 15 regarding store restructuring accrual in Fiscal 1991.

Employee Retirement Plans - Since 1957 the Company has maintained benefit plans for its employees as described in Note 10. The plans are funded annually.

Earnings Per Share - Earnings per share are calculated on the weighted average shares of common stock and dilutive common stock equivalents outstanding each year. The Company's 3% Convertible Subordinated Notes due July 22, 2003, are potentially dilutive securities for purposes of calculating fully diluted earnings per share.


NOTE 2 - Accounts Receivable

The Company has an agreement to sell, with limited recourse, an undivided fractional interest in a designated pool of receivables. Under the agreement, as collections reduce previously sold interests in receivables, an interest in new receivables may be sold. At January 31, 1995, 1994 and 1993, the interest in receivables sold totaled $38.5, $121.9 and $107.3 million, respectively. Due to hold-back provisions of the agreement, the Company was due $8.5, $31.9 and $27.3 million at January 31, 1995, 1994 and 1993, respectively, for interests sold. These receivables are included in Accounts Receivable - Net in the balance sheet. The cost associated with selling the interest in receivables was $1.7, $3.3 and $3.6 million for Fiscal 1994, 1993 and 1992, respectively. The Company maintains an allowance for doubtful accounts because it has retained substantially the same risk of credit loss as if the receivables had not been sold.

The allowance for doubtful accounts was $2.3, $2.7, and $3.2 million at January 31, 1995, 1994, and 1993, respectively.


NOTE 3 - Merchandise Inventory:

If the FIFO method had been used, inventories would have been $65.0, $64.5 and $49.0 million higher at January 31, 1995, 1994 and 1993, respectively.


NOTE 4 - Property and Accumulated Depreciation:

Net property includes $159.0, $59.0 and $33.7 million in assets from capital leases for Fiscal 1994, 1993 and 1992, respectively.

Property is summarized below by major class:
                                                   January 31
                                           1995      1994      1993
(Dollars in Thousands)
Cost:

Land                                      $  290,312  $  224,551  $  188,562
Buildings                                    686,737     478,373     421,620
Store and Office Equipment                   666,885     500,811     371,002
Leasehold Improvements                        98,217     113,287      86,756

Total Cost                                 1,742,151   1,317,022   1,067,940
Accumulated Depreciation and Amortization   (344,438)   (296,788)   (280,743)
Net Property (Note 13)                    $1,397,713  $1,020,234  $  787,197


The  estimated  depreciable lives, in years, of the Company's  property  are:
buildings, 20 to 40; store and office equipment, 3 to 10; leasehold improvements, generally the life of the related lease.
NOTE 5 - Short-Term Borrowings and Lines of Credit:

Several banks have extended lines of credit aggregating $158 million for the purpose of issuing documentary letters of credit and standby letters of credit. These lines do not have termination dates but are reviewed periodically. Commitment fees of .125% per annum are paid on the amounts used. At January 31, 1995, outstanding letters of credit aggregated $98 million.

In addition $235 million is available, on an unsecured basis, for the purpose of short-term borrowings on a bid basis from various banks. These lines are uncommitted and are reviewed periodically by both the banks and the Company. At January 31, 1995, there were no amounts outstanding under these lines.


NOTE 6 - Long-Term Debt:
                                 Fiscal Year
Debt                    Interest   of Final           January 31
Category                  Rates    Maturity       1995     1994      1993

(Dollars in Thousands)
Secured Debt1:

Insurance Company Notes            6.75%    1998  $    414    $  534  $  1,323
Bank Notes                                              17        50
Industrial Revenue Bonds                               833     1,133
Other Notes                    8% to 10%    2005       561       663       770

Unsecured Debt:

Industrial Revenue Bonds  3.75% to 6.46% *  2020     7,997    10,230    11,703
Industrial Revenue Bonds 2         3.65% *  2005     8,800     9,600    10,300
Medium Term Notes        36.50% to 8.20%    2022   249,972   249,966   217,959
Convertible Subordinated Notes 4   3.00%    2003   254,505   251,524
Bank Notes 5              4.95% to 5.11% *  1996    23,863    57,955    57,955
Capital Leases (Note 13) 6.58% to 11.56%    2033   161,985    60,558    34,090

Total Long-Term Debt                               708,097   641,880   335,283
Less Current Maturities                             26,913    49,547    21,721

Long-Term Debt, Excluding
  Current Maturities                              $681,184  $592,333  $313,562

* Interest rate varies as a percentage of prime rate or other interest index. Interest rates shown are as of January 31, 1995.
  Prime rate was 8.5% at January 31, 1995.


Debt maturities, exclusive of capital leases (see Note 13), for the next five fiscal years are as follows (in millions): 1995, $23.1; 1996, $5.3; 1997, $13.3; 1998, $1.7 ; 1999, $46.5.

Notes:

1 Real properties pledged as collateral for secured debt had net book values (in millions) at January 31, 1995, as follows: insurance company notes - $3.8 and other notes - $3.2.

2 The Company issued notes to secure $11.7 million floating rate monthly demand industrial revenue bonds in Fiscal 1985. The interest rates are tied to an interest index based on comparable securities traded at par and other pertinent financial market rates. With certain restrictions, the bonds can be converted to a fixed interest rate based on a fixed interest index at the Company's option.

3 In April 1992, the Company filed a shelf-registration with the Securities and Exchange Commission registering up to $250 million of Medium Term Notes to be issued in the future. The Company issued $218 million of these notes in Fiscal 1992. The remaining $32 million of these notes were issued in February 1993. The notes bear interest rates that range from 6.50% to 8.20% and are scheduled to mature from 1997 to 2022.

4 On July 22, 1993, the Company sold $287.5 million aggregate principal of its 3% Convertible Subordinated Notes due July 22, 2003. The notes are convertible into Lowe's Common Stock at the conversion rate of 38.32 shares of common stock per each $1,000 principal amount. The notes were issued at an original price of $880.27 per $1,000 principal amount, which represented an original issue discount of 11.973% payable at maturity. Annual interest on the notes at 3% and accretion of the original issue discount represents an annual yield to maturity of 4.5%. The notes are callable (subject to certain adjustments) at any time on or after July 22, 1996.

   During Fiscal 1994, $224,000 principal of the Company's 3% Convertible Subordinated Notes were converted into 8,570 shares of the Company's common stock.

5 The unsecured bank notes were obtained for the purpose of acquiring the Company's common stock to fund the ESOP. These notes require that certain financial conditions be maintained, restrict other borrowings, and limit the payment of dividends to $40 million during any one year.


NOTE 7 - Derivative Financial Instruments:

The   Company   has  only  limited  involvement  with  derivative   financial
instruments, and does not use them for trading purposes.

The Company enters into derivatives, exclusively interest rate swaps and caps, to lower funding costs or alter interest rate exposures for long-term liabilities. Interest rate swaps allow the Company to raise long-term borrowings at fixed rates and swap them into variable rates for shorter durations. This enables the Company to separate interest rate management from debt funding decisions. At January 31, 1995, the Company had 23 interest rate swap agreements outstanding with financial institutions, having notional amounts of $10 million each and a total notional amount of $230 million. Under the agreements, the Company will receive interest payments at an average fixed rate of 5.64% and will pay interest on the same notional amounts at a floating rate based on an interest rate index, which was 6.88% as of January 31, 1995. These interest rate swap agreements are scheduled to terminate as follows (in millions): 1995, $90; 1996, $90; 1997, $50.

Interest rate cap agreements are used to reduce the potential impact of increases in interest rates on the interest rate swap agreements, discussed above. At January 31, 1995, the Company was a party to 23 interest rate cap agreements, each with terms tied to the terms of the interest rate swap agreements. The agreements entitle the Company to receive from counterparties on a semi-annual basis the amounts, if any, by which the Company's interest payments on its $230 million notional amount of interest rate swap agreements exceed approximately 75 basis points over the fixed rate on each swap.

The Company is exposed to credit loss in the event of nonperformance by the counterparties to its interest rate swap agreements and interest rate cap agreements. The Company anticipates that counterparties will be able to fully satisfy their obligations under the agreements. The counterparties consist of a number of financial institutions whose credit ratings were AA or better at the time the agreements are instituted. No collateral is held in relation to the agreements. Credit exposure exists in relation to all the Company's financial instruments, and is not unique to derivatives.

NOTE 8 - Disclosures about Fair Values of Financial Instruments:

The following estimated fair value amounts have been determined, using available market information and appropriate valuation methodologies. However, considerable judgement is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

(Dollars in Thousands)               January 31, 1995    January 31, 1994    January 31, 1993
                                    Carrying    Fair    Carrying    Fair    Carrying    Fair
                                     Amount     Value    Amount     Value    Amount     Value
Assets:
  Cash and Cash Equivalents         $150,319  $150,319  $73,253  $  73,253  $ 48,949  $ 48,949
  Short-Term Investments             118,155   118,155   35,215     35,240     5,900     5,900
  Net Receivables                    109,214   109,214   48,500     48,500    53,288    53,288
  Long-Term Investments               83,459    83,459   40,408     40,801    23,270    23,664
Liabilities:
  Accounts Payable                   675,436   675,436   467,278   467,278   330,584   330,584
  Short-Term Debt                      1,903     1,903     2,281     2,281     3,193     3,193
  Long-Term Debt:
    Convertible Subordinated Notes   254,505   402,186   251,524   362,250
    Other                            453,592   456,914   390,356   410,216   335,283   340,578

Off-Balance Sheet Financial Instruments-
  Unrealized Gains (Losses)
  Interest Rate Swap Agreements       (6,482)              4,421               2,434
  Interest Rate Cap Agreements         3,915


Cash and cash equivalents, receivables, accounts payable, and short-term debt - The carrying amounts of these items are a reasonable estimate of their fair value.

Short-term investments and long-term investments - At January 31, 1995, these investments are classified as available for sale and carried at their fair value in accordance with SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities". Prior year's fair value is estimated from quoted market prices for these or similar investments.

Long-term debt - Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt issues that are not quoted on an exchange.

Interest rate swap agreements and interest rate cap agreements - The fair value of interest rate swaps and caps are the amounts at which they could be settled, based on estimates obtained from dealers.

The amortized cost, gross unrealized gains and losses and fair values of investment securities, all of which are classified as available-for-sale securities, at January 31, 1995 are as follows:

(Dollars in Thousands)
                              Amortized  Gross Unrealized    Fair
         Type                    Cost     Gains   Losses     Value
Municipal Obligations         $  33,234  $    1  $  (228)  $ 33,007
Money Market Preferred Stock     86,476      13   (1,341)    85,148
Classified as Short-term        119,710      14   (1,569)   118,155

Municipal Obligations            50,944     989   (1,902)    50,031
Money Market Preferred Stock     33,500              (72)    33,428
Classified as Long-term          84,444     989   (1,974)    83,459

Total                          $204,154  $1,003  $(3,543)  $201,614

The proceeds from sales of available-for-sale securities were $79.9 million for the year ended January 31, 1995.

Gross realized gains and (losses) for the year ended January 31, 1995 on the sale of available for sale securities were $112 thousand and $(836) thousand, respectively.

Maturities of municipal obligations classified as long-term are $9.9 million up to 1 year, $39.3 million after 1 year through 5 years, and $.8 million after 5 years through 10 years. The $33.4 million money market preferred stock has no stated maturity.

NOTE 9 - Income Taxes:

(Dollars in Thousands)
Fiscal Years End on January 31 Fiscal 1994    Fiscal 1993   Fiscal 1992
of Following Year             Amount       % Amount       %Amount       %
                                      Statutory Rate Reconciliation
Pre-Tax Earnings                 $343,531  100.0%  $198,324  100.0%  $125,892  100.0%
Federal Income Tax at Statutory
  Rate                            120,236   35.0     69,413   35.0     42,803   34.0
State Income Taxes-Net of Federal
  Tax Benefit                       4,248    1.2      2,340    1.2      1,443    1.1
Other                              (4,513)  (1.3)    (5,215)  (2.6)    (3,074)  (2.4)
Total Income Tax Provision       $119,971   34.9%   $66,538   33.6%   $41,172   32.7%
                                   Components of Income Tax Provision
Current
  Federal                        $ 98,432   82.0%   $58,088   87.3%   $31,289   76.0%
  State                             3,431    2.9      2,590    3.9      1,651    4.0
Total Current                     101,863   84.9     60,678   91.2     32,940   80.0
Deferred
  Federal                          15,004   12.5      4,850    7.3      7,697   18.7
  State                             3,104    2.6      1,010    1.5        535    1.3
Total Deferred                     18,108   15.1      5,860    8.8      8,232   20.0
Total Income Tax Provision       $119,971  100.0%   $66,538  100.0%   $41,172  100.0%

The tax effect of cumulative temporary differences and carryforwards that gave rise to the deferred tax assets and liabilities and the related valuation allowance at January 31, 1995, 1994 and 1993 are as follows (in thousands):
                                          January 31, 1995
                                     Assets LiabilitiesTotal
Accrued Store Restructuring Costs   $17,077              $17,077
Excess Tax Over Book Depreciation            $(63,267)   (63,267)
Excess Book Over Tax Property Taxes   6,230                6,230
Other, Net                           18,833    (9,806)     9,027
Less Valuation Allowance               (149)                (149)
  Total                             $41,991  $(73,073)  $(31,082)

                                          January 31, 1994
                                     Assets LiabilitiesTotal
Accrued Store Restructuring Costs   $22,381              $22,381
Excess Tax Over Book Depreciation            $(46,787)   (46,787)
Excess Book Over Tax Property Taxes   4,944    (1,038)     3,906
Other, Net                           18,355    (7,994)    10,361
Less Valuation Allowance             (3,726)              (3,726)
  Total                             $41,954  $(55,819)  $(13,865)

                                          January 31, 1993
                                     Assets LiabilitiesTotal
Accrued Store Restructuring Costs   $19,152              $19,152
Excess Tax Over Book Depreciation            $(34,930)   (34,930)
Excess Book Over Tax Property Taxes   3,445    (1,921)     1,524
Other, Net                           16,479    (6,924)     9,555
Less Valuation Allowance             (3,306)              (3,306)
  Total                             $35,770  $(43,775)   $(8,005)

The  valuation  allowance decreased $3,577,000, and  increased  $420,000  and
$559,000   during  the  years  ended  January  31,  1995,  1994   and   1993,
respectively.

NOTE 10 - Employee Retirement Plans:

The Company's contribution to its Employee Stock Ownership Plan (ESOP) is determined annually by the Board of Directors. The ESOP covers all employees after completion of one year of employment and 1000 hours of service during that year. Contributions are allocated to participants based on their eligible compensation relative to total eligible compensation. The Board authorized contributions totaling 13% of eligible compensation for each of the Fiscal Years 1994, 1993 and 1992. Contributions may be made in cash or shares of the Company's common stock and are generally made in the following fiscal year.

On January 29, 1993, the Board of Directors authorized the funding of the Fiscal 1992 ESOP contribution primarily with the issuance of new shares of the Company's common stock. During Fiscal 1993, the Company issued 1,696,034 shares with a cost of $30.6 million. The remaining Fiscal 1992 contribution was funded with $1.0 million in cash.

On January 31, 1994, the Board of Directors authorized the funding of the Fiscal 1993 ESOP contribution primarily with the issuance of new shares of the Company's common stock. During Fiscal 1994, the Company issued 922,075 shares with a cost of $31.7 million. The remaining Fiscal 1993 contribution was funded with $2.6 million in cash.

During Fiscal 1994, the Company prefunded $1.0 million of the Fiscal 1994 ESOP contribution in cash. On January 23, 1995, the Board of Directors authorized the funding of the remaining Fiscal 1994 ESOP contribution primarily with the issuance of new shares of the Company's common stock. As of January 31, 1995, the Employee Stock Ownership Trust held approximately 17.8% of the outstanding common stock of the Company and was its largest shareholder.

Shares allocated to ESOP participants accounts are voted by the trustee according to the participants' voting instructions. Unallocated shares and shares for which no voting instructions are received are voted by the trustee as directed by a management committee. At January 31, 1995, there were no unallocated shares.

The Board of Directors determines contributions to the Company's Employee Savings and Investment Plan (ESIP) each year based upon a matching formula applied to employee contributions. All employees are eligible to participate in the ESIP on the first day of the month following completion of one year of employment. Company contributions to this plan for Fiscal 1994, 1993 and 1992 were $4.9, $3.9 and $3.4 million, respectively. The Company's common stock is an investment option for participants in the ESIP. As of January 31, 1995, the ESIP held approximately 1.0% of the outstanding common stock of the Company. Shares held in the ESIP are voted by the trustee as directed by an administrative committee of the ESIP.

The Company does not believe that it has any material liability for postemployment or post-retirement benefits.



NOTE 11 - Shareholders' Equity:

Authorized shares of common stock were 700 million at January 31, 1995, and 120 million at January 31, 1994 and 1993.

Transactions affecting the shareholders' equity section of the consolidated balance sheets are summarized as follows:

(In Thousands)                                Shares (In Thousands)                         Shareholders' Equity
                                                                                             Unrealized
                                                                                   Unearned    Loss on
                                                            Capital in           Compensation  Available
                                                     Common  Excess of  Retained  Restricted    For Sale   Total
                                         Outstanding Stock   Par Value   Earnings Stock Awards Securities Equity
Balance January 31, 19921                     45,760  $72,880 $170,148   $425,526                       $668,554
Net Earnings                                                               84,720                         84,720
Tax Effect of Incentive
 Stock Options Exercised (Note 12)                                  80                                        80
Cash Dividends                                                            (21,153)                       (21,153)
Stock Options Exercised (Note 12)                186       93      986        (60)                         1,019

Balance January 31, 1993                     145,946   72,973  171,214    489,033      nil       nil     733,220
Net Earnings                                                              131,786                        131,786
Tax Effect of Incentive
    Stock Options Exercised (Note 12)                              172                                       172
Cash Dividends                                                            (23,571)                       (23,571)
Stock Options Exercised (Note 12)                245      122    1,442        (60)                         1,504
Stock Issued to ESOP (Note 10)                 1,696      848   30,134       (424)                        30,558

Balance January 31, 1994                     147,887   73,943  202,962    596,764      nil       nil     873,669
Net Earnings                                                              223,560                        223,560
Tax Effect of Non-qualified
    Stock Options Exercised (Note 12)                            2,344                                     2,344
Cash Dividends                                                            (27,433)                       (27,433)
Stock Sale                                    10,350    5,175  310,522                                   315,697
Stock Options Exercised (Note  12)               172       86    1,219                                     1,305
Stock Received for Exercise of Stock Options      (6)      (3)    (202)                                     (205)
Stock  Issued to ESOP (Note 10)                  922      461   31,268                                    31,729
Conversion of 3% Notes                             8        4      193                                       197
Shares issued to Directors                         4        2      124                                       126
Unearned Compensation-Restricted
    Stock   Awards                               190       96     6,408             (5,949)                  555
Unrealized Loss on Available for
    Sale Securities                                                                          $(1,654)      (1,654)

Balance January 31, 1995                     159,527  $79,764  $554,838  $792,891  $(5,949)  $(1,654)  $1,419,890

The Company has 5 million authorized shares of preferred stock ($5 par), none of which have been issued. The preferred stock may be issued by the Board of Directors (without action by shareholders) in one or more series, having such voting rights, dividend and liquidation preferences and such conversion and other rights as may be designated by the Board of Directors at the time of issuance of the preferred shares.
On January 10, 1994, the Company filed with the Securities and Exchange Commission a shelf registration statement covering $500 million of "unallocated" debt or equity securities. The shelf registration enables the Company to issue common stock, preferred stock, senior unsecured debt securities or subordinated unsecured debt securities from time to time. The shelf registration became effective on February 8, 1994.

On June 27, 1994, the Company sold 10,350,000 shares of common stock under the shelf registration discussed above. The Company received proceeds, net of the underwriting discount and other costs, of $315,697,000. The proceeds are being used to finance the Company's large store expansion program and for general corporate purposes.

Unearned Compensation - Restricted Stock Awards of $5,949,000 included in Shareholders' Equity on the balance sheet is the result of stock grants totaling 190,000 shares made to certain executives and directors. The amount will be amortized as earned over periods not exceeding seven years

The Company has a shareholder rights plan which provides for a dividend distribution of one preferred share purchase right on each outstanding share of common stock. Each purchase right will entitle shareholders to buy one unit of a newly authorized series of preferred stock. A shareholder's interest is not diluted by the effects of a stock dividend or stock split. Each unit is intended to be the equivalent of one share of common stock. The purchase rights will be exercisable only if a person or group acquires or announces a tender offer for 20% or more of Lowe's common stock. The purchase rights do not apply to the person or group acquiring the stock. The purchase rights will expire on September 19, 1998.

NOTE 12 - Stock Incentive Plans:

The Company has a stock option plan under which incentive and non-qualified stock options, stock appreciation rights, stock awards and incentive awards may be granted to key employees. Four million common shares were reserved for option purposes when the plan began in 1985. An additional one million shares were reserved when the plan was amended in 1994. No awards may be granted after January 31, 2004. At January 31, 1995, there were 2,216,040 shares available for grants under the plan. Option information is summarized as follows:

Key Employee Stock Option Plan                               Option Price
                                Shares                          Per Share
                           (in Thousands)
Outstanding January 31, 1992      530                      $4.063, $6.375
 Granted                           30                             $10.188
 Canceled or Expired               (3)                     $4.063, $6.375
 Exercised                       (186)                     $4.063, $6.375

Outstanding January 31, 1993      371             $4.063, $6.375, $10.188
 Exercised                       (217)                     $4.063, $6.375

Outstanding January 31, 1994      154                     $6.375, $10.188
 Granted                           20                              $38.75
 Canceled or Expired               (2)                             $6.375
 Exercised                       (152)                    $6.375, $10.188

Outstanding January 31, 1995       20                              $38.75


Prior to Fiscal 1989, all options granted were incentive options whereby the option prices were at least equal to the fair market values of the stock at the grant dates. Between Fiscal 1989 and Fiscal 1994, options granted have been adjustable non-qualified options exercisable at a maximum price of $10.188 per share. Upon exercise of a non-qualified option, the optionee makes a payment to the Company equal to the shares' fair market value on the date the option was granted. In accordance with a formula set forth in each option agreement, the Company uses part of the option price to make a federal income tax deposit on behalf of the optionee. The options granted in Fiscal 1994 were incentive options.

Incentive stock option shares which are sold by the optionee within two years of grant or one year of exercise result in a tax deduction for the Company equivalent to the taxable gain recognized by the optionee. For financial reporting purposes, the tax effect of this deduction is accounted for as a credit to capital in excess of par value rather than as a reduction of income tax expense. Such optionee sales resulted in a tax benefit to the Company of approximately $2,344 thousand, $172 thousand and $80 thousand during Fiscal Years 1994, 1993 and 1992, respectively.

Stock appreciation rights are denominated in units, which are comparable to a share of Common Stock for purposes of determining the amount payable under an award. An award entitles the participant to receive the excess of the final value of the unit over the fair market value of a share of common stock on the first day of the performance period. The final value is the average closing price of a share of Common Stock during the last month of the performance period. Limits may be established with respect to the amount payable on each unit. A total of 1,104,500 stock appreciation rights, with performance periods of one to three years, with a maximum payout of $6,303,000, were outstanding at January 31, 1995. The costs of these are being expensed over the performance periods.

A total of 192,000 stock awards have been granted under the plan. These shares are nontransferable and subject to forfeiture for periods prescribed by the Company. These shares may become transferable and vested earlier based on achievement of certain performance measures. A total of 2,000 shares were forfeited during Fiscal 1994 and no shares became vested or transferable during Fiscal 1994.

During Fiscal 1989, shareholders approved a Non-Employee Directors' Stock Option Plan. This Plan provided that adjustable non-qualified options representing 4,000 shares of Lowe's common stock would be granted to each outside Director following the Annual Meeting in 1989, 1990, 1991, 1992 and 1993. Two hundred thousand shares of common stock were reserved to fulfill the requirements of this Plan. Options representing 28,000 shares were granted under this Plan in each of Fiscal 1989, Fiscal 1990, Fiscal 1991, Fiscal 1992 and Fiscal 1993, of which options representing 32,000 shares have been exercised. The option price per share was $6.375 for Fiscal 1989, $10.906 for Fiscal 1990, $8.625 for Fiscal 1991, $10.969 for Fiscal 1992 and
$18.875 for Fiscal 1993. The non-qualified options granted to Directors include the same tax deposit feature described above with respect to the Key Employee Stock Option Plan. This Plan expired at the end of Fiscal 1993.

At January 31, 1995, options for 20,000 shares (expiration date in 2004) were exercisable under the Key Employee Stock Option Plan and options for 88,000 shares (expiration dates range from 1999 through 2003) were exercisable under the Non-Employee Directors' Stock Option Plan.

During Fiscal 1994, shareholders approved a Director's Stock Incentive Plan. This Plan provides that at the first Board meeting following each annual meeting of shareholders, the Company shall issue each non-employee Director 500 shares of Common Stock. Up to 25,000 shares may be issued under this Plan. The last issuance pursuant to this Plan will occur at the first Board meeting following the 1998 Annual Meeting. In Fiscal 1994, 4,000 shares were issued under this Plan.
NOTE 13 - Leases:

The future minimum rental payments required under capital and operating leases having initial or remaining noncancelable lease terms in excess of one year are summarized as follows:

                        Operating Leases       Capital Leases
Fiscal Year          Real Estate  Equipment  Real Estate  Equipment     Total
(Dollars in Thousands)

1995                 $  52,390      $588   $   16,644   $   355     $  69,977
1996                    56,819       179       16,588       123        73,709
1997                    56,179        10       16,607         4        72,800
1998                    48,340        10       16,309                  64,659
1999                    47,935        10       16,283                  64,228
Later Years            710,746                249,218                 959,964

Total Minimum Lease
 Payments             $972,409*     $797     $331,649      $482    $1,305,337
Total Minimum Capital
 Lease Payments                                   $332,131
Less Amount Representing
 Interest                                          170,146

Present Value of Minimum
 Lease Payments                                    161,985
Less Current Maturities                              3,813

Present Value of Minimum
 Lease Payments,
 Less Current Maturities                          $158,172

* Total minimum payments have not been reduced by minimum sublease rentals of $1.4 million to be received in the future under noncancelable subleases.

Rental expenses under operating leases for real estate and equipment were $40.2 million, $27.2 million and $20.4 million in Fiscal 1994, 1993 and 1992, respectively.

The Company leases certain store facilities under agreements with original terms generally of twenty years. Agreements generally provide for contingent rental based on sales performance in excess of specified minimums. To date, contingent rentals have been very nominal. The leases typically contain provisions for four renewal options of five years each. Certain equipment is also leased by the Company under agreements ranging from two to five years. These agreements typically contain renewal options providing for a renegotiation of the lease, at the Company's option, based on the fair market value at that time.

The Company entered into a lease agreement in January 1993 for ten store properties. The initial terms of these leases are three years with renewal terms for up to an additional nine years. The rental amounts are based on the cost of the property plus the borrowing cost of the lessor. Under the agreement, the Company advanced part of the acquisition cost of the properties and at January 31, 1994 had a receivable from the lessor of $44.0 million classified on the balance sheet under Other Current Assets. The receivable was collected in the subsequent fiscal year.

The Company entered into a lease agreement in August 1990 for nine store properties. The initial terms of these leases are five years with renewal terms for up to an additional thirty-five years. The rental amounts are based on the cost of the property plus the borrowing cost of the lessor. Under the agreement, the Company advanced part of the acquisition cost of the properties and at January 31, 1993 had a receivable from the lessor of $17.4 million classified on the balance sheet under Other Current Assets. The receivable was collected in the subsequent fiscal year.



NOTE 14 - Commitments, Contingencies and Litigation:

The Company had purchase commitments at January 31, 1995, of approximately $21.3 million for land, buildings and construction of facilities, and $16.8 million for equipment.

See Note 13 concerning commitments related to lease agreements.

The Company is a defendant in legal proceedings considered to be in the normal course of business and none of which, singularly or collectively, are considered material to the Company as a whole. Potential liability in excess of the Company's self-insured retention under these proceedings is covered by insurance.

The Company is subject to various environmental protection laws and regulations and is operating within such laws or is taking action aimed at assuring compliance with such laws and regulations. The Company has been identified as a potentially responsible party (PRP) in connection with three land-fill sites at which environmental damage is alleged. Any associated costs to the Company is not expected to have a material impact on the Company's financial condition or results of operations.

NOTE 15 - Store Restructuring:

In Fiscal 1991, the Company recorded a pre-tax fourth quarter charge of $71.3 million for the expected costs and expenses required to accelerate the Company's conversion from a chain of small stores to a chain of large stores. The restructuring charge is composed primarily of write-downs of long-lived assets to their net realizable value, principally real estate for owned locations, certain leasehold improvements, fixtures and equipment. It also includes certain relocation costs and expenses. The charge included stores relocated under the restructuring plan in the fourth quarter of Fiscal 1991 and those scheduled for closing and relocation through Fiscal 1995.

NOTE 16 - Other Information:

(Dollars in Thousands)

Net interest expense is composed of the following:

Years Ended January 31,                 1995        1994        1993
Long-Term Debt                       $ 43,437    $ 25,146    $ 12,634
Short-Term Debt                         1,056       1,217       6,529
Amortization of Loan Costs                295         272         274
Short-Term Interest Income            (12,237)     (4,765)     (1,989)
Interest Capitalized                   (4,678)     (3,592)     (1,849)
Net Interest Expense                 $ 27,873    $ 18,278    $ 15,599

Supplemental Disclosures of Cash Flow Information:

Years Ended January 31,                 1995        1994        1993

Cash Paid for Interest
 (Net of Amount Capitalized)          $43,145     $25,677     $17,857
Cash Paid for Income Taxes            108,064      58,761      40,042

Noncash Investing and Financing Activities:

Fixed Assets Acquired under
 Capital Leases                       104,207      29,343      24,566
Common Stock Issued to ESOP (Note 10)  31,729      30,558
Common Stock Issued to
 Executives and Directors              6,630
Common Stock Received for
 Exercise of Stock Options               205
Conversion of Debt to Common Stock       197
Notes Received in Exchange
 for Property                       $  6,067       $  886     $ 1,536

Supplemental Disclosure of Operating Expenses:

Advertising expenses were $71.0, $59.3 and $65.0 million for Fiscal 1994, 1993 and 1992, respectively.


SELECTED FINANCIAL DATA
LOWE'S COMPANIES, INC. AND SUBSIDIARY COMPANIES

(Dollars in Thousands, Except Per Share Data)

Fiscal Years End on January 31 of
 Following Year (Unaudited)             1994        1993       1992        1991        1990
Selected Income Statement Data:
  Net Sales                         $6,110,521  $4,538,001  $3,846,418  $3,056,247  $2,833,108
  Net Earnings                         223,560     131,786      84,720       6,487      71,087
  Earnings Per Share-Full Dilution        1.39         .89         .58         .04         .48
  Cash Dividends Per Share           $     .18  $      .16  $      .14  $      .14  $      .13

Selected Balance Sheet Data:
  Total Assets                      $3,105,992  $2,201,648  $1,608,877  $1,441,228  $1,203,052
  Long-Term Debt, Including
  Current Maturities                $  708,097  $  641,880  $  335,283  $  131,350  $  169,441
Selected Quarterly Data (Unaudited) *
Three Months Ended                 January 31   October 31     July 31      April 30
Fiscal 1994
  Net Sales                        $1,487,489   $1,579,005   $1,647,019   $1,397,008
  Gross Margin                        391,130      381,146      403,560      336,708
  Net Earnings                         46,265       54,191       71,351       51,753
  Earnings Per Share-Full Dilution $      .28   $      .33   $      .45   $      .34

Fiscal 1993
  Net Sales                        $1,145,828   $1,158,370   $1,241,691     $992,112
  Gross Margin                        279,017      275,620      292,480      234,167
  Net Earnings                         25,733       31,645       44,960       29,448
  Earnings Per Share-Full Dilution $      .17   $      .21   $      .31     $    .20

Fiscal 1992
  Net Sales                        $  910,298   $  991,192   $1,061,645     $883,283
  Gross Margin                        209,337      231,372      246,741      213,215
  Net Earnings                         12,323       18,900       29,718       23,779
  Earnings Per Share-Full Dilution $      .08   $      .13   $      .20     $    .16

* LIFO Adjustment:

  Fiscal 1994 - The total LIFO effect for the year was a charge of $.4 million. A charge of $9.5 million was made against earnings through the first nine months, resulting in a fourth quarter credit of $9.1 million.

  Fiscal 1993 - The total LIFO effect for the year was a charge of $15.5 million. A charge of $10.3 million was made against earnings through the first nine months, resulting in a fourth quarter charge of $5.2 million.

  Fiscal 1992 - The total LIFO effect for the year was a charge of $9.5 million. A charge of $3.7 million was made against earnings through the first nine months, resulting in a fourth quarter charge of $5.8 million.

Lowe's Quarterly Stock Price Range and Cash Dividend Payment*

                           Fiscal 1994                    Fiscal 1993                     Fiscal l992

                  High       Low     Dividend   High          Low     Dividend     High       Low      Dividend
1st Quarter     $36 1/2    $27 3/4    $.040    $17 11/16    $13 5/16    $.040    $10 7/8    $8 21/32    $.035
2nd Quarter      37 3/4     30 1/2     .045     20           15          .040     11 13/16   9 1/16      .035
3rd Quarter      40 7/8     30         .045     24 11/16     18 3/8      .040     12 5/16    8           .035
4th Quarter     $41 3/8    $33 1/8    $.045    $31          $23 3/16    $.040    $14 6/16   $9 1/4      $.040

Source: The Wall Street Journal
* As restated for a 2-for-1 stock split to shareholders of record March 16, 1994.

Lowe's Board of Directors

William A. Andres
Director since 1986, age 68. Chairman of Committee of Independent Directors, Member of Audit Committee and Compensation Committee of the Company. Previously Chairman of the Board and Chief Executive Officer (1976-1983), Chairman of Executive Committee (1983-1985) of Dayton Hudson Corporation (Retail Chain), Minneapolis, Minn. (Mr. Andres retired in September 1985.) Other directorships: Jostens, Inc., Minneapolis, Minn., since 1985; Scott Paper Company, Philadelphia, Penn., since 1983; Multifoods, Inc., Minneapolis, Minn., since 1978; Hannaford Bros., Scarborough, Me., since 1986.

John M. Belk
Director since 1986, age 75. Member of Audit Committee, Compensation Committee and Committee of Independent Directors of the Company. Chairman of the Board, Belk Stores Services, Inc. (Retail Department Stores), Charlotte, N.C., since 1980. Other directorships: Coca-Cola Bottling Company Consolidated, Charlotte, N.C., since 1972; Chaparral Steel, Midlothian, Tex., since 1987.

Gordon E. Cadwgan
Director since 1961, age 81. Chairman of Audit Committee, Member of Compensation Committee, Executive Committee and Committee of Independent Directors of the Company. Cadwgan Associates, Inc. (Trustee and Financial Consultant), affiliated with Tucker Anthony, Inc., Boston, Mass., since 1979. Other directorships: Third Century Fund, Inc., Providence, R.I., since 1981.

Carol A. Farmer
Director since 1994, age 50. Member of Audit Committee, Government/Legal Affairs Committee and Committee of Independent Directors of the Company. President of Carol Farmer Associates, Inc. (Trend Forecasting and
Consulting), Boca Raton, Fla., since 1985. Other directorships: The Sports Authority, Inc., Ft. Lauderdale, Fla., since 1995.

Leonard G. Herring
Director since 1956, age 67. President and Chief Executive Officer since 1978, Member of Executive Committee and Government/Legal Affairs Committee of the Company. Other directorships: First Union Corporation, Charlotte, N.C., since 1986.

Petro Kulynych
Director since 1952, age 73. Member of Audit Committee, Executive Committee and Government/Legal Affairs Committee of the Company, having previously served as Managing Director (1978-1983). (Mr. Kulynych retired in December 1983.) Other directorships: Local Board, Wachovia Bank of North Carolina, N.A., North Wilkesboro, N.C., since 1988; Carolina Motor Club, Inc.

Russell B. Long
Director since 1987, age 76. Chairman of Government/Legal Affairs Committee, Member of Compensation Committee and Committee of Independent Directors of the Company. Partner, Long Law Firm (Attorneys-at-Law), Washington, D.C., since 1988. Other directorships: Catalyst Vidalia Corp., Vidalia, La., since 1989; The New York Stock Exchange, Inc., New York, N.Y., since 1987. Other:
United States Senator 1948-1987; Member, Senate Finance Committee 1952-1987 (Chairman 1965-1981).

Robert G. Schwartz
Director since 1973, age 67. Chairman of Compensation Committee, Member of Audit Committee and Committee of Independent Directors of the Company. Director of Metropolitan Life Insurance Company, New York, N.Y., since 1980, having previously served as Chairman of the Board (1983-1993), President and Chief Executive Officer (1989-1993) of that company. (Mr. Schwartz retired in March 1993.) Other directorships: Potlatch Corporation, San Francisco, Calif., since 1973; Comsat Corporation, Washington, D.C., since 1986; Mobil Corporation, New York, N.Y., since 1987; The Reader's Digest Association, Inc., Pleasantville, N.Y., since 1989; Consolidated Edison Company of New York, New York, N.Y., since 1989; CS First Boston, Inc., New York, N.Y., since 1989; Lone Star Industries, Inc., Stamford, Conn., since 1994.

Robert L. Strickland
Director since 1961, age 64. Chairman of the Board since 1978, Chairman of Executive Committee and Member of Government/Legal Affairs Committee. Other directorships: Summit Communications, Atlanta, Ga., since 1987; T. Rowe Price Associates, Inc., Baltimore, Md., since 1991; Hannaford Bros., Scarborough, Me., since 1994.

Robert L. Tillman
Director since 1994, age 51. Senior Executive Vice President and Chief Operating Officer of the Company since 1994, having previously served as Executive Vice President - Merchandising (1991-1994), Senior Vice President - Merchandising (1989-1991). Other directorships: Wachovia Bank of North Carolina, N.A., Winston-Salem, N.C., since 1994; Home Center Institute, Chicago, Ill., since 1994.



Appendix to EXHIBIT 13
Graphic and Image Material

Inside front cover   Map showing location of Lowe's stores
Indide front cover   Chart

 state         # of stores
Alabama            13
Arkansas            6
Delaware            3
Florida            15
Georgia            20
Illinois            4
Indiana            16
Kentucky           19
Louisiana          13
Maryland           11
Michigan            2
Mississippi         7
Missouri            3
North Carolina     71
Ohio               19
Pennsylvania       11
South Carolina     24
Tennessee          26
Texas               2
Virginia           35
West Virginia      16

Page 4  Picture   NASCAR fans at Atlanta Motor Speedway
Page 5  Picture   Ron Hazelton, host of HGTV's "The House Doctor"
Page 5  Picture   Lowe's #11 NASCAR, owned by Junior Johnson and
                  driven by Brett Bodine
page 6  Picture   Lowe's distribution center in Indiana
Page 7  Picture   Kitchen layout computer design kiosk
Page 7  Picture   Bath
Page 8  Picture   The Mahomet-Seymour Marching Bulldogs
Page 8  Picture   Tree-planting project in Arden, NC
Page 9  Picture   Lowes Home Safety Council Board of Directors
Page 9  Picture   Fire safety houses teach prevention and escape
                  techniques
Page 10  Picture   Lowe's investor Archie Fain
Page 11  Chart
The Competivie situation-Top Ten Building Supply/Home Centers
Dollars in Millions

                                              Percent of 1994 Home
Rank Company         1994 Sales  1993 Sales   Improvement Market *

 1   The Home Depot    $12,477   $ 9,239              9.9%
 2   Lowe's Companies    6,111     4,538              4.8
 3   Builders Square     2,951     2,150              2.3
 4   Payless Cashways    2,723     2,601              2.2
 5   Hechinger           2,500     2,103              2.0
 6   Menard              2,400     1,700              1.9
 7   Homebase            1,357     1,700              1.1
 8   84 Lumber           1,250     1,000              1.0
 9   Wickes Lumber         987       820               .8
10   Grossmans             759       852               .6
Total                  $33,515   $26,703             26.6%
* based on HIRI's estimate of $126.2 billion for 1994 home improvement market
Source: Building Supply Home Center's annual giants issue

Page 11  Chart     Lowe's Total Market Potential
Dollars in Billions
              Home Center Market
    Building Contractor      HomeOwner
         New
       Housing    R&R*     DIY    Durable Total
1999e    $75     $50      $113      $79    $317
1994p     61      37        89      54      241
1993      52      36        81      45      214
1992      46      33        74      41      194
1991      39      32        69      39      179
1990      45      36        70      36      187
1985      40      25        53      25      143
1980     $24     $16     $  38     $14    $  92
R&R=Repair and Remodel  e=estimate  p=preliminary
Source: Home Improvement Research Institute; Management Horizons

Page 11  Chart Merchandise Sales Trends
Dollars in Millions

                       Total Sales  Change   1994   1994   1993   1993   1992   1992   1989   1989
                          5-Year     From    Total         Total         Total         Total
    Category               CGR       1993    Sales    %    Sales    %    Sales    %    Sales    %
 1.Structural Lumber       +15%      +22%   $  911   15      745   16      622   16   $  455   17
 2.Building Commodities
   & Millwork              +10       +25     1,225   20      979   21      909   24      761   29
 3.Home Decorating &
   Illumination            +28       +48     1,195   20      807   18      656   17      346   13
 4.Kitchen, Bathroom,
   & Laundry               +24       +41       701   11      498   11      388   10      237    9
 5.Heating, Cooling, &
   Water Syastems          +19       +30       348    6      267    6      211    6      144    5
 6.Home Entertainment      +17       +24       271    4      218    5      184    5      125    5
 7.Yard,Patio,&Garden      +23       +49       736   12      493   11      435   11      261   10
 8.Tools                   +28       +47       382    6      259    6      200    5      112    4
 9.Special Order Sales     +10       +26       342    6      272    6      241    6      210    8
   Totals                  +18%      +35%   $6,111  100   $4,538  100   $3,846  100   $2,651  100

Page 30  Picture Robert L. Tillman, William A. Andres, Robert L. Strickland,
                 Leonard G. Herring, Carol A. Farmer, John M. Belk, Petro Kulnych, Russell B. Long, Robert G Schwartz, Gordon E. Cadwgan