Form 10-K, Exhibit 13
period 1996-01-31
LOWES COMPANIES INC
filed 1996-04-29
CIK 60667

PART IV
EXHIBIT 13

Back cover:
Lowe's Profile

Lowe's Companies, Inc. is the world's second largest home improvement retailer, serving the do-it-yourself home improvement, home decor, home electronics, and home construction markets.

Lowe's 365 stores serve customers in 23 states located mainly in the East. In 1995 our average store did $19.9 million in sales. Our big stores averaged $23.4 million in sales.

At year-end, our retail sales space totaled approximately 24 million square feet. Our employees numbered 44,546.

Lowe's has been a publicly owned company since October 6, 1961. Our stock has been listed on the New York Stock Exchange since December 19, 1979; on the Pacific Stock Exchange since January 26, 1981; and on the London Stock Exchange since October 6, 1981. Shares are traded under the ticker symbol LOW.



Pages 4 - 16:
Outlook on Opportunity

At Lowe's we help make people happy at home. It's been our job for fifty years-- a good job, and we're good at it. What it takes to be good at our job, however, has changed more than a little over time. We are no longer a handful of small stores selling hardware and building supplies mainly to Carolina contractors. Lowe's in the mid-Nineties is an interactive network of 45,000 well-educated, highly motivated people helping millions of sophisticated consumers realize their personal vision of the American home. Lowe's growth through the years has been driven by opportunity. We strive to seize opportunity whenever it presents itself, whatever shape it takes-- new customer needs, new locations, new services, or new technologies. While our emphasis on value and low-cost operation has remained constant, almost everything else about Lowe's has evolved in response to developing opportunities. Our pledge to Lowe's investors is to be always on the lookout for opportunity--and to keep them informed on the outlook!

The Lowe's that we know today got its start in 1946. The years following World War II offered a tremendous opportunity to provide building materials and appliances for the newly forming households of veterans who were eager to find jobs, marry their sweethearts, and get on with life. Lowe's customers in those days were members of the G. I. generation (thirty million strong, today) and, a few years later, the Silent generation (forty million). No strangers to shortages, rationing, and self-denial, they appreciated Lowe's resourcefulness in supplying products that were scarce. They were thrilled to be able to buy a commode: they didn't cared how much water it used, or how much noise it made, and they knew they could have any color they wanted, as long as it was white!

The Baby Boomers who were born into those new postwar households now constitute half of Lowe's customer franchise. Their massive numbers alone-- seventy million nationwide--ensured that from the moment they learned to say "I want," they have had the rapt attention of marketers in all sectors of the economy.

Boomers are a well-educated generation, and they have been exposed to more diverse cultural influences than previous generations. As a result, they are more demanding and sophisticated consumers than their parents. Their sense of individuality was honed on divisive issues such as the Vietnam conflict, civil rights, drugs, women's lib, and the sexual revolution, distancing them from the teamwork ethic that was an important part of their parent's war effort. This made Boomers independent and comparatively self-indulgent.

When Baby Boomers started coming of age as consumers, Lowe's recognized an opportunity to free ourselves from the cyclicality of housing starts by developing a new identity as a home improvement retailer marketing directly to consumers. Modern information-gathering and demographic techniques enabled us to know more about our expanding marketplace than ever before, influencing every strategic decision from the size and location of our stores to the merchandise assortment on our racks.

The households established by Lowe's Boomer customers differed from their parent's households in a number of important ways. Boomers had more money and less time. More women worked outside the home; more adults were single parents. Boomers had grown up with credit and were not uncomfortable in debt. Their fiscal philosophy was "If you've got it, spend it; if you don't, borrow it and then spend it." As consumers, they increasingly demanded broader merchandise assortments, greater shopping convenience, and (because they didn't have time to wait for sales) everyday competitive pricing.

The 1980's saw the emergence of the "category killers"-- specialty retailers offering very broad product assortments and consistently low prices, such as Toys "R" Us and Circuit City. In Lowe's industry, the concept of warehouse retailing was developed most quickly and successfully by Home Depot. Here was an opportunity for a new Lowe's store format -- but one which entailed conversion of the majority of our more than 200 stores.

Competition creates opportunity for those who know how to use it. The law of the retail universe is that strong contenders gain market share, weak ones fall by the wayside, and the customer gets what he wants. The recent years of accelerating evolution and escalating competition in our industry have been Lowe's period of greatest growth. Looking ahead, we see opportunities for continued growth in both market size and market share.

Is there anyone alive who doesn't know that in 1996 the oldest Baby Boomers are turning fifty? Every day for the next ten years, ten thousand Boomers will celebrate the big Five-Oh. The press can't seem to get enough assessments of the probable impact of this phenomenon. It has become a milestone around our necks. Get over it, people: fifty isn't Walter Brennan, it's Mick Jagger. Baby Boomers may not be as heavily into snowboards as Generation X, but they know their way around a motherboard, and they're still a long way from shuffleboard!

Boomers are just now entering their years of highest earning power and greatest disposable personal income. They are taking up the reins of government and moving into positions of top management in private enterprise. As they once redefined young adulthood, so will they dictate the terms of their maturity. Inevitably, our institutions will reflect the passing of the leadership torch.

On the Boomers' personal agenda, however, home ownership has occupied a place at the top as consistently as in any previous generation. Having paired off and "nested'--some later than usual, some more than once-- they are now in the process of trading up to homes that better suit their lifestyles and express their tastes.

In 1972, as Baby Boomers began flooding the real estate market, there were 2.4 million housing starts--the largest number since World War II. Many of those were multi-family dwellings, encouraged by government subsidies. Nowadays, Boomers are in the process of trading up to single-family homes, to bigger homes, and to homes in communities where they think they want to stay for a while. The National Association of Home Builders reports that two-thirds of new single-family homes are now being sold to trade-up buyers. Subject to regional economies and fluctuations in mortgage rates, trade-up moves will probably dominate the market and housing construction at least through the end of the decade.

As the housing stock of more vigorous building boom years begins to age, opportunity grows in the remodeling sector. Remodeling expenditures totaled $40 billion in 1995, and are expected to reach $49 billion by the year 2000.
A survey conducted by the National Association of Home Builders found that homeowners undertaking remodeling projects are frequently seeking to incorporate contemporary amenities--such as home theatres and exercise rooms-- into their existing houses. Kitchen remodelers go for environmentally correct trash compactors and "smart" appliances; owners of older homes frequently choose to add windows and remove walls for a lighter, more airy feeling.

Sales of existing homes also create opportunity for Lowe's, as home buyers customize newly acquired dwellings to their tastes and needs. We have found existing home sales to be a useful leading indicator for our business, especially if we allow a few months for home buyers to recover from closing costs and moving expenses.

Even in periods of high employment and real wage growth, consumer confidence can be shaken by fears of inflation and rising interest rates. That's what happened in the first half of 1995, when the nation's housing markets shifted into neutral. Since then, mortgage rates have dipped again and consumer confidence has risen, apparently unaffected by talk about high debt levels. Today's consumers tend to focus more on the manageability of monthly payments than on their overall indebtedness. The current low interest rate environment makes it possible for them to carry debt comfortably.

A comparison of personal consumption expenditures by category since the start of this decade reveals great stability. Food, which accounted for 21% of personal expenditures twenty years ago, has declined to 16% by 1991 and has dipped to 15% for the past two years, Medical care, which made news by rising from 11% to 15% of personal outlays between 1980 and 1990, has remained at 15% ever since. The good news is that there is no bad news here: if housing expenditures continue at 15%, and outlays for household operations stay at 6%, there will still be an increase in real dollars spent as household incomes rise.

What opportunities has Lowe's found on the other side of the Baby Boom? There are eighty million members of the generation called (regrettably) "X." As targeted consumers, they have repeatedly denied easy access to marketers, just as they resisted cultural identification with specific issues or events. That doesn't mean that ultimately their list of priorities won't look a lot like their parents' by the time they reach their peak earning years. But Lowe's doesn't expect to win their hearts and minds with the same marketing techniques. Through programs such as our NASCAR sponsorship and our Internet presence on the World Wide Web (http://www.lowes.com), we are establishing a relationship with the next generation of homeowners.





Page 16:
Independent Auditors' Report
To the Board of Directors and Shareholders of Lowe's Companies, Inc.

We have audited the accompanying consolidated balance sheets of Lowe's Companies, Inc. and subsidiaries as of January 31, 1996, 1995 and 1994, and the related consolidated statements of current and retained earnings and cash flows for the fiscal years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Lowe's Companies, Inc. and subsidiaries at January 31, 1996, 1995 and 1994, and the results of their operations and their cash flows for the fiscal years then ended in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
Charlotte, North Carolina
February 20, 1996
(March 4, 1996 as to the
fourth paragraph of Note 14)




Pages 17 - 19:
Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction

This discussion summarizes the significant factors affecting Lowe's consolidated operating results, financial condition, and liquidity/cash flows during the three-year period ended January 31, 1996 (i.e., Fiscal 1995, 1994, and 1993). This discussion should be read in conjunction with the Letter to Shareholders, financial statements, and financial statement footnotes included in this annual report.

During these three years, Lowe's has been effecting a major transformation of the company, from a chain of small stores designed principally to serve new home builders, to a chain of "big box" home improvement stores designed to serve the larger and faster growing retail consumer market for home improvement. To this end, in 1991 we recorded a $71.3 million restructuring charge to cover expected expenses incident to this strategy, over the four years ending with fiscal 1995. The following table presents highlights of the changes implemented by this policy over the last three years:

                                                     End of Fiscal
                                            1995     1994     1993     1992

Stores                                       365      336      311      303
Sales Floor Square Footage (M)              24.0     18.6     14.2     10.0

Average Store Size                           66K      55K      46K      33K

Sales (M)                                 $7,075   $6,110   $4,538   $3,846
Net Earnings (M)                          $  226   $  224   $  132   $   85

Shareholders' Equity (M)                  $1,657   $1,420   $  874   $  733

These three years have been arguably the most successful in the history of the company, and our transformation will continue.

We ended 1995 with 365 stores and 24 million square feet of selling space, a 29% increase over 1994 and a 69% expansion since 1993. Net earnings for 1995 were 3.2% of sales, return on beginning assets was 7.3%, and return on beginning shareholders' equity was 15.9%. These returns are below the decade-high results posted in 1994. Our results in 1994 were stimulated by favorable interest rate movements which boosted consumer confidence, and mortgage refinancing which augmented disposable income. Conversely, higher interest rates and a less positive economic environment dampened growth in 1995.

Expansion plans for 1996 envision about 60 new stores with 75% in new markets and the balance in relocations for approximately 6.7 million square feet of additional retail space. Approximately one half of the 1996 projects will be leased and one half will be owned.

Merchandise distribution capabilities are a central component of Lowe's marketing and operating strategy. At year end, we operated three distribution centers and eleven smaller support facilities, four of which are reload centers only. In addition, a new center having approximately 775,000 square feet will be operational in early 1996, a second center having approximately 950,000 square feet is expected to become operational during third quarter 1996 and a third center having approximately 778,000 square feet is expected to be operational in early 1997.

OPERATIONS

Record sales of $7.1 billion were achieved during 1995, a 16% increase over 1994 sales of $6.1 billion. Sales for 1994 were 35% higher than 1993 levels. These increases are attributable to customer receptiveness to our large stores with their dominant inventory assortment, everyday competitive prices and enhanced customer service.

Gross margin in 1995 moved up slightly, to 24.9% from 24.8% in 1994. Both these years were an improvement over the 23.8% posted in 1993. As Lowe's opens more large stores each year, the expanded merchandise selection helps improve gross margin.

LIFO charges were $8.3 million, $435 thousand, and $15.5 million for 1995, 1994, and 1993, reducing gross margins by 12, 1, and 34 basis points, respectively. Note 3 to the financial statements provides further information.

Selling General and Administrative (SG&A) expenses for 1995 were $1.1 billion or 15.9% of sales. SG&A in the two previous years was 15.4% and 15.8% to sales. 1995's increase of 50 basis points primarily resulted from store employment growing faster than the 16% sales growth, and an increase in credit card expense.

Store opening costs were $49.6 million for 1995. These costs were $40.7 and $29.3 million for 1994 and 1993, respectively. These costs currently average about $900 thousand per store, and are expensed, not capitalized.

Depreciation, reflecting continuing fixed asset expansion, increased 36.8% to $150 million. There was a 36% increase for 1994 which was computed from the 1993 base of $80.5 million. These increases were in line with expectations. Depreciation for these years as a percentage of sales was 2.1% for 1995 and 1.8% for 1994 and 1993, which favorably tracks square footage increases. Approximately one half of new stores opened in the last three years were leased, whereas previously more than one half were owned.

Employee retirement plans for 1995 were $46.1 million or .7% to sales. This cost is consistent with .8% for each of the two previous years. See Note 10 to the financial statements for further disclosure.

Interest costs as a percent of sales are holding relatively steady at .5% for 1995 and 1994 and .4% for 1993. Interest totaled $38 million in 1995, $27.9
million for 1994, and $18.3 million for 1993.    Interest costs as represented
by capital leases were $16.9, $7.4, and $2.8 million for 1995, 1994, and 1993, respectively. See Note 6 to the financial statements for particulars on long-term indebtedness, and the discussion below on liquidity and capital resources.

Cash dividends paid to common shareholders were $30.5, $27.4, and $23.6 million in 1995, 1994, and 1993, respectively. Lowe's has paid cash dividends each quarter since becoming a public company in 1961. At January 31, 1996 there were 11,299 shareholders of record. Please refer to the Stock Performance Chart on page 32 for further details on dividends and stock performance.

BALANCE SHEET MANAGEMENT

Effective inventory management stems from efficient logistics and distribution of the "right" merchandise assortments based on sales plans and forecasts. Inventory turnover is an often used performance measurement. (Lowe's calculates "turn" by using cost of sales as the numerator and divides by the average of beginning inventory plus the subsequent four quarters' ending inventories.) In 1995, Lowe's inventory turned 4.3 times, comparable to 4.7 turns in 1994 and 1993, as sales fell below expectations in the second half of 1995.

Accounts receivable were $113 million at January 31, 1996 compared to $109 million for 1994 and $49 million for 1993. A program was in effect through first quarter 1995 wherein the Company sold an undivided fractional interest in a designated pool of receivables. Note 2 to the financial statements provides more detail.

Property, less accumulated depreciation increased 33% to $1.86 billion for 1995. In 1994 it increased 37% over 1993 levels. The majority of the increase stems from our expansion program, including point-of-sale equipment, fixtures, and displays.

Other assets primarily consist of land and buildings relating to vacated stores which are available for sale or lease, investments in low income housing, and notes receivable relating to sales of excess properties. These vacated properties are carried at their estimated net realizable value. At January 31, 1996, this value was approximately $26 million compared to $42 million one year ago. At year-end, five properties having a book value of approximately $5.7 million were under contract to be sold. Investments in low income housing at January 31, 1996 was $13 million compared to $11 million for the previous year. Notes receivable relating to sales of excess properties were $9.7 million at year-end, up $.7 million from the previous year.

Accounts payable, the major financing source for inventory, financed 52% of 1995 year-end inventory compared to 60% for 1994 and 55% for 1993. The proportions reflect the result of changes in inventory product mix, sales velocity, and levels of purchases near year end.

Long-term debt, excluding current maturities, at January 31, 1996 was $866.2 million, up 27% from January 31, 1995. The previous year's increase was 15%. These increases were in line with expectations and are being used to primarily fund our continuing program for expansion and growth.

The special one-time restructuring charge is addressed in Note 15 to the financial statements. Charges against the restructuring accrual associated with relocating and closing stores were $13.8, $19.7, and $19.0 million for 1995, 1994, and 1993, respectively. Fiscal 1995 was the completion year relating to the special one-time 1991 restructuring accrual of $71.3 million.

Shareholders' equity continues to finance the biggest portion of assets. Total shareholders' equity increased by $236.8 million in 1995 and financed 46.6% of assets at January 31, 1996. This compares to 45.7% for 1994 and
39.7 % for 1993. (See Note 11 to the financial statements for further details and related comments under "working capital" below.)

FINANCIAL MANAGEMENT

Liquidity and Capital Resources

 Primary sources of liquidity are cash flows from operating activities and certain financing activities. Information on consolidated cash flows (operating, financing, and investing activities) is set forth in the Statements of Cash Flows on page 22.

Working capital at January 31, 1996, was $653.8 million. This compared to $611.3 million and $402.7 million for each of the two previous years, respectively.

Financing activities in 1994 included the sale of 10,350,000 shares of Lowe's common stock under the shelf registration discussed below. This transaction realized $315.7 million, net of the underwriting discount and other costs. The proceeds were used to finance the Company's expansion program and for general corporate purposes. The schedule set forth below depicts working capital debt activity (except for debt associated with certain real property acquisitions in the normal course of business):

In 1995, Lowe's issued the following long-term debt:
* $100 million aggregate (net $99 million) principal 6.375% Senior Notes, issued in December 1995.
In 1994, Lowe's did not issue any long term debt.
In 1993, Lowe's issued the following long-term debt:
*  $32 million medium-term notes issued in February 1993; and
*  $287.5 million aggregate (net $250 million) principal
   3% Convertible Subordinated Notes, issued in July 1993.

Lowe's reduced long term debt as follows:
   In 1995, $25.1 million of scheduled repayments
   In 1994, $41.5 million of scheduled repayments.
   In 1993, $6.3 million of scheduled repayments.

During 1995, 1994, and 1993, the Company entered into various leases for new store facilities. Several of these leases were classified as capital leases, the result of which is to increase long-term debt. Amounts classified as capital leases (i.e. long-term debt) were $96.9 million, $104.2 million, and $29.3 million for 1995, 1994, and 1993, respectively.

Major uses of cash will continue to be investments in new store facilities. In 1995, capital investment was $637 million (cash outlays of $520 million plus capital leases of $97 million and like-kind exchanges of $20 million) which did not include operating leases of $113 million. Lowe's 1996 capital budget is targeted at $1 billion, inclusive of approximately $240 million of operating or capital leases. More than 80% of this planned commitment is for store expansion.

Present plans are to finance 1996's expansion program through funds from operations, operating leases, issuance of about $40 million of common stock to the Employee Stock Ownership Plan, and from external financing.

During 1994, the Company filed with the Securities and Exchange Commission a shelf registration statement covering $500 million of "unallocated" debt or equity securities. At January 31, 1996, an uncommitted aggregate of $74 million was available under the shelf registration. This registration enables the Company to issue common stock, preferred stock, senior unsecured debt securities, or subordinated unsecured debt securities.

Short-term capital needs will be financed through utilization of Lowe's bank credit agreements and commercial paper program. Formal bank credit agreements in place are discussed in Note 5 to the financial statements.

The ratio of long-term debt to equity plus long-term debt was 34.3%, 32.4%, and 40.4% with fixed charge coverage at 5.8, 6.8, and 6.5 for 1995, 1994, and 1993, respectively.

OTHER

General inflation has not had a material impact on Lowe's during the past three years, although as noted above, the LIFO charge increased to $8.3 million in 1995 from $435 thousand in 1994. Overall inventory inflation was
 .79%, .07%, and 2.38% for 1995, 1994, and 1993, respectively. Lumber products have experienced substantially more volatility than other merchandise categories, due to supply-demand variability, weather constraints, environmental concerns, etc., etc. The inflation (deflation) rates for lumber and building materials were (3.2%), (0.4%), and 12.0% for 1995, 1994, and 1993.




Store Performance Perspective
To further enhance understanding and analysis of the relative pace, progress, and performance of our new family of stores, compared to two older and smaller store groups, we are providing the following tables.

Table 1           Store Group Unit Totals, Four Quarter Average

                        1995                   1994                1993
                % of      %             % of     %              % of
               Total  Change  Units    Total  Change  Units    Total  Units
                                              C>
 Small  (1)      17%    (11)%   59       20%    (14)%    66      25%     77
 Medium (2)      16     (19)    59       23     (22)     73      31      94
 Large  (3)      67      27 %  238       57      40 %   187      44     134

 Total          100%           356       100%           326     100%    305

Table l Comments: The small stores average less than 6,800 square feet of sales floor, and represent 17% of the total units. The 24 contractor yards are included in our small store totals. The medium stores stem from our l984-1988 expansion, and average about 22,000 square feet. The large stores average about 86,500 square feet, with our 1996 prototypes being 101,000 to 115,000, plus large garden centers.

Table 2            Sales Contribution by Store Group, Fiscal Year
                      1995               1994                   1993
                  % of     %          % of     %                 % of
                 Total  	Change       Total  Change              Total
 Small  (1)       10%    (18)%        13%      1%                 18%
 Medium (2)       11     (24)         18     (16)                 28
 Large  (3)       79      32 %        69      72%                 54%

 Total           100%                100%                        100%

Table 2 Comments: The results shown in Table 2 need to be read in conjunction with the changing store numbers in Table 1 because these are aggregate totals, not comparable store results. The sales decreases of both the small and medium groups are partially attributable to their reduction in number. The small stores and contractor yards posted an 8% average sales decline as contractor yards became a larger percentage of this group. Medium-size stores, on average, had a 5% sales decrease. The average large store's sales increase of 3.5%, combined with their numerical increase, provided 79% of total sales, up from 54% just two years ago.


Table 3            Operating Profits* by Store Group, Fiscal Year
                      1995                1994                    1993
                  % of                % of                        % of
                 Total  Change       Total  Change               Total
 Small  (1)       7%     (32)%        11%     7%                   15%
 Medium (2)      13      (31)         18     (9)                   30
 Large  (3)      80       16 %        71     91%                   55

 Total          100%                 100%                         100%

* Profits before corporate expense and intercompany charges, interest, restructuring. LIFO and income taxes

Table 3 Comments: The above table presents group totals. 52 of the 59 small stores and yards are "comparable" and their average sales declined 11% as contractor yards now represent a larger percentage of this total group and these units are more affected by weaker housing and lower commodity prices.
     The 59 mid-sizers are stores of the mid-80's. Their average comparable store sales declined 2.5%. The large stores are designed for our customers of the 90's and they continue to outperform our smaller store groups. Their larger sales floors and wider merchandise assortments helped them post better performance per average store than the small and medium store groups. Indeed, the 171 "comp" stores posted increasees of 2% in sales. Most importantly, the 67% of our stores that are the large ones posted 79% of our sales and 80% of operating profits.


FOOTNOTES TO TABLES 1, 2 & 3
                                                               1995              1994              1993
                                                           Total Sq.Ft.      Total Sq.Ft.      Total Sq.Ft.
                                                            (000,000)         (000,000)         (000,000)
(1) Pre 1984 Stores; Contractor Yards:  Avg   6,762 Sq.Ft.      .4                .5                .6
(2) '84-'88 Stores                      Avg. 22,112 Sq.Ft.     1.2               1.5               2.0
(3) Post '88 Expansion Stores:          Avg. 86,484 Sq Ft.    22.4              16.6              11.6



Pages 20 - 31:

Consolidated Statements of Current and Retained Earnings
Lowe's Companies, Inc. and Subsidiary Companies
Dollars In Thousands, Except Per Share Data
Fiscal Years End on January 31 of Following Year

                                      Fiscal      %       Fiscal      %      Fiscal      %
                                       1995     Sales      1994     Sales     1993     Sales
Current Earnings
Net Sales                         $7,075,442     100%  $6,110,521   100%  $4,538,001    100%

Cost of Sales                      5,312,195    75.1    4,597,977   75.2   3,456,717    76.2

Gross Margin                       1,763,247    24.9    1,512,544   24.8   1,081,284    23.8

Expenses:
Selling, General
 and administrative                1,127,333    15.9      941,079   15.4     717,028    15.8
Store Opening Costs                   49,626     0.7       40,727    0.7      29,251     0.6
Depreciation                         150,011     2.1      109,647    1.8      80,530     1.8
Employee Retirement Plans (Note 10)   46,130     0.7       49,687    0.8      37,873     0.8
Interest (Notes 7 and 16)             38,040     0.5       27,873    0.5      18,278     0.4

Total Expenses                     1,411,140    19.9    1,169,013   19.2     882,960    19.4

Pre-Tax Earnings                     352,107     5.0      343,531    5.6     198,324     4.4

Income Tax Provision (Note 9)        126,080     1.8      119,971    1.9      66,538     1.5

Net Earnings                        $226,027     3.2%    $223,560    3.7%   $131,786     2.9%

Shares Outstanding-Weighted Average  160,453              154,926            147,398

Earnings Per Common & Common
 Equivalent Share                      $1.41                $1.44              $0.89

Earnings Per Common Share -
 Assuming Full Dilution                $1.36                $1.39              $0.89


                                                Per                 Per                 Per
Retained Earnings (Notes 6 and 11)    Amount   Share       Amount  Share      Amount   Share

Balance at beginning of year        $792,891             $596,764           $489,033
Net Earnings                         226,027   $1.41      223,560  $1.44     131,786   $0.89
Cash Dividends                       (30,471) ($0.19)    (27,433) ($0.18)    (23,571) ($0.16)
Stock Split                                -                   -                (484)
Balance at end of year              $988,447             $792,891           $596,764


See accompanying notes to consolidated financial statements.



Consolidated Balance Sheets
Lowe's Companies, Inc. and Subsidiary Companies
Dollars in thousands
Fiscal Years End on January 31 of Following Year

                                      Fiscal      %       Fiscal      %      Fiscal      %
                                       1995     Total      1994     Total     1993     Total
Assets

  Current Assets:

  Cash and Cash Equivalents          $63,868     1.8%   $150,319     4.8%   $73,253     3.3%
  Short-Term Investments             107,429     3.0     118,155     3.8     35,215     1.6
  Accounts Receivable -Net (Note 2)  113,483     3.2     109,214     3.5     48,500     2.2
  Merchandise Inventory (Note 3)   1,267,077    35.6   1,132,282    36.5    853,707    38.8
  Deferred Income Taxes (Note 9)      19,168     0.5      18,129     0.6     12,300     0.6
  Other Current Assets                32,659     0.9      29,069     0.9     60,932     2.7

  Total Current Assets             1,603,684    45.0   1,557,168    50.1  1,083,907    49.2

  Property, Less Accumulated
    Depreciation (Notes 4 and 6)   1,858,274    52.3   1,397,713    45.0  1,020,234    46.3
  Long-Term Investments (Note 8)      41,059     1.2      83,459     2.7     40,408     1.8
  Other Assets                        53,369     1.5      67,652     2.2     57,099     2.7

  Total Assets                    $3,556,386   100.0% $3,105,992  100.0% $2,201,648   100.0%


Liabilities and Shareholders' Equity

  Current Liabilities:

  Short-Term Notes Payable (Note 5)  $16,617     0.5%     $1,903     0.1%    $2,281     0.1%
  Current Maturities of Long-Term
    Debt (Note 6)                     14,127     0.4      26,913     0.9     49,547     2.3
  Accounts Payable                   655,399    18.4     675,436    21.7    467,278    21.2
  Employee Retirement Plans (Note 10) 44,924     1.3      43,950     1.4     34,422     1.6
  Accrued Salaries and Wages          67,370     1.9      63,356     2.0     45,883     2.1
  Other Current Liabilities          151,494     4.2     134,334     4.4     81,765     3.6

  Total Current Liabilities          949,931    26.7     945,892    30.5    681,176    30.9

  Long-Term Debt, Excluding Current
    Maturities (Note 6)              866,183    24.4     681,184    21.9    592,333    26.9
  Deferred Income Taxes (Note 9)      83,557     2.3      49,211     1.6     26,165     1.2
  Accrued Store Restructuring Costs
    (Note 15)                              0     0.0       9,815     0.3     28,305     1.3

  Total Liabilities                1,899,671    53.4   1,686,102    54.3  1,327,979    60.3

  Commitments, Contingencies and
    Litigation (Notes 13 and 14)

  Shareholders' Equity (Notes 6, 11 and 12):
  Common Stock - $.50 Par Value;
   Fiscal     Issued and Outstanding
    1995         160,918,046
    1994         159,527,389
    1993         147,886,770          80,459     2.3      79,764     2.6     73,943     3.4
  Capital in Excess of Par           596,828    16.7     554,838    17.9    202,962     9.2
  Retained Earnings                  988,447    27.8     792,891    25.5    596,764    27.1
  Unearned Compensation-Restricted
    Stock Awards                      (8,076)   (0.2)     (5,949)   (0.2)
  Unrealized Loss on Available
     For Sale Securities                (943)    0.0      (1,654)   (0.1)

  Total Shareholders' Equity       1,656,715    46.6   1,419,890    45.7    873,669    39.7

  Total Liabilities and
    Shareholders' Equity          $3,556,386  100.0%  $3,105,992  100.0% $2,201,648   100.0%


See accompanying notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS
Lowe's Companies, Inc. and Subsidiary Companies
Dollars in Thousands
Fiscal Years End on January 31 of Following Year

                                                               Fiscal      Fiscal      Fiscal
                                                                1995        1994        1993
Cash Flows From Operating Activities:
     Net Earnings                                            $226,027    $223,560    $131,786
     Adjustments to Reconcile Net Earnings to Net
       Cash Provided By Operating Activities:
         Depreciation                                         150,011     109,647      80,530
         Amortization of Original Issue Discount                3,601       3,205       1,615
         Increase in Deferred Income Taxes                     32,924      18,108       5,860
         (Gain) Loss on Disposition/Writedown of
             Fixed and Other Assets                            (1,171)      5,924       8,969
         Decrease (Increase) in Operating Assets:
           Accounts Receivable - Net                           (4,269)    (60,714)      4,788
           Merchandise Inventory                             (134,795)   (278,575)   (259,512)
           Other Operating Assets                              (3,298)     31,170     (26,186)
         Increase (Decrease) in Operating Liabilities:
           Accounts Payable                                   (20,037)    208,158     136,694
           Employee Retirement Plans                           38,196      41,257      32,937
           Accrued Store Restructuring                         (8,304)    (10,000)     (8,905)
           Other Operating Liabilities                         24,424      67,236      17,123
     Net Cash Provided by Operating Activities                303,309     358,976     125,699

Cash Flows from Investing Activities:
     Decrease (Increase) in Investment Assets:
       Short-Term Investments                                  18,538     (83,374)    (29,315)
       Purchases of Long-Term Investments                     (30,906)    (74,614)    (41,714)
       Proceeds from Sale/Maturity of Long-Term
           Investments                                         66,588      29,452      24,576
       Other Long-Term Assets                                  (2,656)     (2,438)      1,645
     Fixed Assets Acquired                                   (520,362)   (414,103)   (336,888)
     Proceeds from the Sale of Fixed and
         Other Long-Term Assets                                20,856      15,179      27,641
     Net Cash Used in Investing Activities                   (447,942)   (529,898)   (354,055)

Cash Flows from Financing Activities:
  Sources:
     Long-Term Debt Borrowings                                 98,959         500     281,915
     Net Increase in Short-Term Borrowings                     14,714
     Proceeds from Issuance of Common Stock                               315,697
     Stock Options Exercised                                       44       1,100       1,504
     Total Financing Sources                                  113,717     317,297     283,419
  Uses:
     Repayment of Long-term Debt                              (25,064)    (41,498)     (6,276)
     Net Decrease in Short-Term Borrowings                                   (378)       (912)
     Cash Dividend Payments                                   (30,471)    (27,433)    (23,571)
     Total Financing Uses                                     (55,535)    (69,309)    (30,759)
     Net Cash Provided by Financing Activities                 58,182     247,988     252,660

  Net Increase (Decrease) in Cash and Cash Equivalents        (86,451)     77,066      24,304
  Cash and Cash Equivalents, Beginning of Year                150,319      73,253      48,949
  Cash and Cash Equivalents, End of Year                      $63,868    $150,319     $73,253


See accompanying notes to consolidated financial statements.





NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
LOWE'S COMPANIES, INC. AND SUBSIDIARY COMPANIES
FISCAL YEARS ENDED JANUARY 31, 1996, 1995 AND 1994

NOTE 1 - Summary of Significant Accounting Policies:

The Company is one of America's largest retailers serving the do-it-yourself home improvement, home decor, and home construction markets. The Company
serves customers in 365 stores in   states  predominantly located in the
eastern half of the United States. Below are those accounting policies considered to be significant.

Subsidiaries and Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All material intercompany accounts and transactions have been eliminated.

Use of Estimates - The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - Cash and cash equivalents include cash on hand, demand deposits, and short-term investments that are readily convertible to cash within three months of purchase.

Investments - The Company has a cash management program which provides for the investment of excess cash balances in financial instruments which have maturities of up to three years. Investments with a maturity of between three months and one year are classified as short-term investments. Investments with maturities greater than one year are classified as long-term. Investments consist primarily of tax exempt notes and bonds, auction rate tax exempt securities, municipal preferred tax exempt stock and reverse repurchase agreements.

The Company has classified all investment securities as available-for-sale and they are carried at fair value. Unrealized gains and losses on such securities will be excluded from earnings and reported as a separate component of shareholders' equity, net of the related income taxes, until realized.

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

Accounts Receivable - The majority of the accounts receivable arise from sales to professional building contractors predominately located in the eastern half of the United States. The allowance for doubtful accounts is based on historical experience and a review of existing receivables.

Sales generated through the Company's private label credit card are not reflected in receivables. These credit card receivables are sold, without recourse, to an outside finance company.

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

Income Taxes - Income taxes are provided for temporary differences between the tax and financial accounting bases of assets and liabilities using the liability method. The tax effects of such differences are reflected in the balance sheet at the enacted tax rates expected to be in effect when the differences reverse.

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

Recent Accounting Pronouncement - In March 1995, Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121) was issued. SFAS 121 requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized Otherwise, an impairment loss is not recognized. Also, SFAS 121 requires that certain long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less costs to sell. Management believes that the adoption of SFAS 121 in fiscal 1996 will not have a material effect on the Company's financial statements.

NOTE 2 - Accounts Receivable

Until termination in April 1995, the Company had an agreement to sell, with limited recourse, an undivided fractional interest in a designated pool of receivables. Under the agreement, as collections reduced previously sold interests in receivables, an interest in new receivables could be sold. At January 31, 1995 and 1994, the interest in receivables sold totaled $38.5 and $121.9 million, respectively. Due to hold-back provisions of the agreement, the Company was due $8.5 and $31.9 million at January 31, 1995 and 1994, respectively, for interests sold. These receivables are included in Accounts Receivable - Net in the balance sheet for the respective years. The costs associated with selling the interest in receivables were $.5, $1.7 and $3.3 million for Fiscal 1995, 1994 and 1993, respectively. The Company maintained an allowance for doubtful accounts because it retained substantially the same risk of credit loss as if the receivables had not been sold.

The allowance for doubtful accounts was $1.9, $2.3 and $2.7 million at January 31, 1996, 1995, and 1994, respectively.


NOTE 3 - Merchandise Inventory:

If the FIFO method had been used, inventories would have been $73.2 , $65.0 and $64.5 million higher at January 31, 1996, 1995 and 1994, respectively.




NOTE 4 - Property and Accumulated Depreciation:

Net property includes $248.9, $159.0 and $59.0 million in assets from capital leases for Fiscal 1995, 1994 and 1993, respectively.

Property is summarized below by major class:

                                                            January 31
                                                   1996        1995	        1994
(Dollars in Thousands)
Cost:
Land                                        $  355,701  $   290,312  $  224,551
Buildings                                      939,120      686,737     478,373
Store and Office Equipment                     913,225      	666,885     500,811
Leasehold Improvements                         109,850       98,217     113,287

Total Cost                                   2,317,896    1,742,151   1,317,022
Accumulated Depreciation and Amortization	     (459,622)    (344,438)   (296,788)

Net Property (Note 13)                      $1,858,274   $1,397,713  $1,020,234

The estimated depreciable lives, in years, of the Company's property are: buildings, 20 to 40; store and office equipment, 3 to 10; leasehold improvements, generally the life of the related lease.


NOTE 5 - Short-Term Borrowings and Lines of Credit:

Several banks have extended lines of credit aggregating $176 million for the purpose of issuing documentary letters of credit and standby letters of credit. These lines do not have termination dates but are reviewed periodically. Commitment fees from .12% to .50% per annum are paid on the amounts of standby letters of credit used. At January 31, 1996, outstanding letters of credit aggregated $89.9 million.

Effective April 10, 1995, the Company entered into a $300 million revolving credit facility with a syndicate of 13 banks. The facility expires on April 10, 2000, and is used to support the Company's commercial paper program and for short-term borrowings. A facility fee of .09% per annum is paid on the unused amount of the facility. At January 31, 1996, there were no borrowings outstanding under this revolving credit facility.

A $100 million revolving credit and security agreement, expiring in September 1996, is available from a financial institution. A portion of the Company's accounts receivable is pledged as collateral. At January 31, 1996, there was $14.8 million outstanding under this credit agreement.

In addition, $75 million is available, on an unsecured basis, for the purpose of short-term borrowings on a bid basis from various banks. These lines are uncommitted and are reviewed periodically by both the banks and the Company.



NOTE 6 - Long-Term Debt:

                                             Fiscal Year
Debt                                           of Final             January 31
Category                       Interest Rates  Maturity     1996        1995         1994
(Dollars in Thousands)
Secured Debt1:
Insurance Company Notes            6.75%         	1998    $    286    $    414    $    534
Bank Notes                                                                             17
Industrial Revenue Bonds                                                              833
Other Notes	                        9.50%         2005         470         561         663
Unsecured Debt:
Industrial Revenue Bonds       3.30% to 5.27%*   2020       6,726       7,997      10,230
Industrial Revenue Bonds 2         3.85%*        2005       8,000       8,800       9,600
Medium Term Notes              6.50% to 8.20%    2022     249,979     249,972     249,966
Convertible Subordinated Notes 3   3.00%         2003     255,554     254,505     251,524
Senior Notes4                      6.38%         2005      98,968
Bank Notes 5                       4.75%*        1996       6,000      23,863      57,955
Capital Leases (Note 13)       6.12% to 11.56%   2033     254,327	      61,985      60,558

Total Long-Term Debt	                                      880,310     708,097     641,880
Less Current Maturities	                                    14,127      26,913      49,547

Long-Term Debt, Excluding
  Current Maturities	                                     $866,183    $681,184    $592,333

*  Interest rate varies as a percentage of prime rate or other interest index.
   Interest rates shown are as of January 31, 1996.
   Prime rate was 8.5 % at January 31, 1996.



Debt maturities, exclusive of capital leases (see Note 13), for the next five
fiscal years are as follows (in millions):   1996, $8.2; 1997, $13.3; 1998,
$1.7; 1999, $46.5; 2000, $74.4.

Notes:

1 Real properties pledged as collateral for secured debt had net book values (in millions) at January 31, 1996, as follows: insurance company notes - $3.6 and other notes - $.8.

2 With certain restrictions, the floating rate demand industrial revenue bonds can be converted to a fixed interest rate based on a fixed interest index at the Company's option.

3 On July 22, 1993, the Company sold $287.5 million aggregate principal of its 3% Convertible Subordinated Notes due July 22, 2003. The notes are convertible into Lowe's Common Stock at the conversion rate of 38.32 shares of common stock per each $1,000 principal amount. The notes were issued at an original price of $880.27 per $1,000 principal amount, which represented an original issue discount of 11.973% payable at maturity. Annual interest on the notes at 3% and accretion of the original issue discount represents an annual yield to maturity of 4.5%. The notes are callable (subject to certain adjustments) at any time on or after July 22, 1996.

During Fiscal 1995 and 1994, $2,532,000 and $224,000 principal of the Company's 3% Convertible Subordinated Notes were converted into 96,904 and 8,570 shares of the Company's common stock, respectively.

4 On December 15, 1995, the Company issued $100 million of 6.375% Senior Notes due December 15, 2005. The notes were issued at an original price of $989.55 per $1,000 principal amount, which represented an original issue discount of .395% payable at maturity and an underwriters' discount of .65%. Annual interest on the notes at 6.375% and accretion of the original issue discount represents an annual yield to maturity of 6.429%. The notes may not be redeemed prior to maturity.

5 These notes require that certain financial conditions be maintained, restrict other borrowings, and limit the payment of dividends to $40 million during any one year.

NOTE 7 - Derivative Financial Instruments:

The Company has only limited involvement with derivative financial instruments, and does not use them for trading purposes.

The Company enters into derivatives, exclusively interest rate swaps and caps, to lower funding costs or alter interest rate exposures for long-term liabilities. Interest rate swaps allow the Company to raise long-term borrowings at fixed rates and swap them into variable rates for shorter durations. This enables the Company to separate interest rate management from debt funding decisions. At January 31, 1996, the Company had 14 interest rate swap agreements outstanding with financial institutions, having notional amounts of $10 million each and a total notional amount of $140 million.
Under the agreements, the Company will receive interest payments at an average fixed rate of 5.60% and will pay interest on the same notional amounts at a floating rate based on an interest rate index, which was 5.27% as of January 31, 1996. These interest rate swap agreements are scheduled to terminate as follows (in millions): 1996, $90; 1997, $50.

Interest rate cap agreements are used to reduce the potential impact of increases in interest rates on the interest rate swap agreements, discussed above. At January 31, 1996, the Company was a party to 14 interest rate cap agreements, each with terms tied to the terms of the interest rate swap agreements. The agreements entitle the Company to receive from counterparties on a semi-annual basis the amounts, if any, by which the Company's interest payments on its $140 million notional amount of interest rate swap agreements exceed approximately 75 basis points over the fixed rate on each swap.

The Company is exposed to credit loss in the event of nonperformance by the counterparties to its interest rate swap agreements and interest rate cap agreements. The Company anticipates that counterparties will be able to fully satisfy their obligations under the agreements. The counterparties consist of a number of financial institutions whose credit ratings were AA or better at the time the agreements were instituted. No collateral is held in relation to the agreements. Credit exposure exists in relation to all the Company's financial instruments, and is not unique to derivatives.


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



(Dollars in Thousands)              January 31, 1996       January 31, 1995       January 31, 1994
                                   Carrying     Fair      Carrying     Fair      Carrying     Fair
                                    Amount     Value       Amount     Value       Amount     Value
Assets:
Cash and Cash Equivalents         $ 63,868  $ 63,868     $150,319  $150,319     $ 73,253  $ 73,253
Short-Term Investments             107,429   107,429      118,155   118,155       35,215    35,240
Net Receivables                    113,483   113,483      109,214   109,214       48,500    48,500
Long-Term Investments               41,059    41,059       83,459    83,459       40,408    40,801
Liabilities:
Accounts Payable                   655,399   655,399      675,436   675,436      467,278   467,278
Short-Term Debt                     16,617    16,617        1,903     1,903        2,281     2,281
Long-Term Debt:
Convertible Subordinated Notes     255,554   348,455      254,505   402,186      251,524   362,250
Other                              624,756   670,313      453,592   456,914      390,356   410,216

Off-Balance Sheet Financial Instruments-
Unrealized Gains (Losses)
Interest Rate Swap Agreements                    758                 (6,482)                 4,421
Interest Rate Cap Agreements                       9                  3,915


Cash and cash equivalents, receivables, accounts payable, and short-term debt - The carrying amounts of these items are a reasonable estimate of their fair value.

Short-term investments and long-term investments - At January 31, 1996 and 1995, these investments are classified as available for sale and carried at their fair value. January 31, 1994's fair value is estimated from quoted market prices for these or similar investments.

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

The amortized cost, gross unrealized gains and losses and fair values of investment securities, all of which are classified as available-for-sale securities, at January 31, 1996 and 1995 are as follows:

(Dollars in Thousands)
                                  Amortized   Gross Unrealized     Fair
           Type                      Cost      Gains    Losses    Value
Municipal Obligations             $ 29,298     $  6	    $    (1)  $ 29,303
Auction Rate and Adjustable
   Rate Preferred Stock             79,879        8     (1,761)    78,126
Classified as Short-term           109,177       14     (1,762)   107,429

Municipal Obligations               39,762      332        (35)    40,059
Auction Rate Preferred Stock	         1,000                          1,000
Classified as Long-term             40,762      332        (35)    41,059

Total at January 31, 1996         $149,939     $346    $(1,797)  $148,488

Municipal Obligations             $ 33,234   $    1	    $  (228)  $ 33,007
Auction Rate and Adjustable
   Rate Preferred Stock             86,476       13     (1,341)	    85,148
Classified as Short-term           119,710       14     (1,569)   118,155

Municipal Obligations               50,944      989	     (1,902)    50,031
Auction Rate Preferred Stock        33,500             	    (72)    33,428
Classified as Long-term             84,444      989     (1,974)    83,459

Total at January 31, 1995         $204,154   $1,003    $(3,543)  $201,614


The proceeds from sales of available-for-sale securities were $60.4 and $79.9 million for the years ended January 31, 1996 and 1995, respectively.

Gross realized gains and (losses) on the sale of available-for-sale securities were $326 thousand and $(426) thousand for fiscal 1995 and $112 thousand and $(836) thousand for fiscal 1994.

Maturities of municipal obligations classified as long-term are $12.4 million up to 1 year, $23.3 million after 1 year through 5 years, $1.0 million after 5 years through 10 years and $3.3 million after 10 years. The $1.0 million money market preferred stock has no stated maturity.



NOTE 9 - Income Taxes:

(Dollars in Thousands)
Fiscal Years End on January 31            Fiscal 1995         Fiscal 1994         Fiscal 1993
of Following Year                     Amount         %    Amount         %    Amount          %
                                                   Statutory Rate Reconciliation
Pre-Tax Earnings                     $352,107	   100.0%   $343,531   100.0%   $198,324    100.0%

Federal Income Tax at Statutory Rate  123,237    35.0     120,236    35.0      69,413     35.0
State Income Taxes-Net of Federal
   Tax Benefit                          8,093     2.3       4,248     1.2       2,340	      1.2
Other                                  (5,250)   (1.5)     (4,513)   (1.3)     (5,215)    (2.6)
Total Income Tax Provision           $126,080    35.8%   $119,971    34.9%    $66,538     33.6%

                                                   Components of Income Tax Provision
Current
   Federal                             $86,347   68.5%   $ 98,432    82.0%    $58,088	     87.3%
   State                                 6,809    5.4       3,431     2.9       2,590      3.9
Total Current                           93,156   73.9     101,863    84.9      60,678     91.2
Deferred
   Federal                              27,282   21.6      15,004    12.5       4,850      7.3
   State                                 5,642    4.5       3,104     2.6       1,010      1.5
Total Deferred                          32,924   26.1      18,108    15.1       5,860      8.8
Total Income Tax Provision            $126,080  100.0%   $119,971   100.0%    $66,538    100.0%

The tax effect of cumulative temporary differences and carryforwards that gave rise to the deferred tax assets and liabilities and the related valuation allowance at January 31, 1996, 1995 and 1994 are as follows (in thousands):

                                January 31, 1996               January 31, 1995               January 31, 1994
                           Assets  Liabilities   Total    Assets  Liabilities   Total    Assets  Liabilities   Total
Accrued Store
  Restructuring Costs      $6,245               $6,245   $17,077     	         $17,077   $22,381               $22,381
Insurance                   6,725                6,725     4,568                4,568     2,432                 2,432
Depreciation                        $(92,280)  	(92,280)            	$(67,461)  (67,461)            $(49,090)   (49,090)
Property Taxes              4,859                4,859     6,230                6,230     4,944     (1,038)     3,906
Other, Net                 17,156     (5,529)   11,627    14,265     (5,612)    8,653	    15,923     (5,691)    10,232
Less Valuation
  Allowance	                (1,565)              (1,565)     (149)                (149)	    (3,726)              (3,726)
Total                     $33,420   $(97,809) 	$(64,389)  $41,991   $(73,073)	 $(31,082)   $41,954  $(55,819)  $(13,865)

The valuation allowance increased $1,416,000, decreased $3,577,000 and increased $420,000 during the years ended January 31, 1996, 1995 and 1994, respectively.



NOTE 10 - Employee Retirement Plans:

The Company's contribution to its Employee Stock Ownership Plan (ESOP) is determined annually by the Board of Directors. The ESOP covers all employees after completion of one year of employment and 1000 hours of service during that year. Contributions are allocated to participants based on their eligible compensation relative to total eligible compensation. The Board authorized contributions totaling 14% of eligible compensation for the Fiscal Year 1995 and 13% of eligible compensation for each of the Fiscal Years 1994 and 1993. Contributions may be made in cash or shares of the Company's common stock and are generally made in the following fiscal year.

As of January 31, 1996, the Employee Stock Ownership Trust held approximately 15.3% of the outstanding common stock of the Company and was its largest shareholder.

Shares allocated to ESOP participants' accounts are voted by the trustee according to the participants' voting instructions. Unallocated shares and shares for which no voting instructions are received are voted by the trustee as directed by a management committee. At January 31, 1996, there were no unallocated shares.

The Board of Directors determines contributions to the Company's Employee Savings and Investment Plan (ESIP) each year based upon a matching formula applied to employee contributions. All employees are eligible to participate in the ESIP on the first day of the month following completion of one year of employment. Company contributions to this plan for Fiscal 1995, 1994 and 1993 were $6.0, $4.9 and $3.9 million, respectively. The Company's common stock is an investment option for participants in the ESIP. As of January 31, 1996, the ESIP held approximately .9% of the outstanding common stock of the Company. Shares held in the ESIP are voted by the trustee as directed by an administrative committee of the ESIP.

The Company does not believe that it has any material liability for postemployment or postretirement benefits.



NOTE 11 - Shareholders' Equity:

Authorized shares of common stock were 700 million at January 31, 1996.

Transactions affecting the shareholders' equity section of the consolidated balance sheets are summarized as follows:

(In Thousands)                        Shares     (In Thousands)                             Shareholders' Equity
                                                                                          Unrealized
                                                                                 Unearned  Loss on
                                                          Capital in          Compensation Available
                                                  Common   Excess of Retained  Restricted   For Sale      Total
                                 Outstanding       Stock   Par Value Earnings  Stock Awards Securities   Equity

Balance January 31, 1993             145,946	     $72,973	   $171,214   $489,033	       nil      nil      $733,220
Net Earnings                                                           131,786                          131,786
Tax Effect of Incentive
  Stock Options Exercised (Note 12)                             172                                         172
Cash Dividends                                                         (23,571)                         (23,571)
Stock Options Exercised(Note 12)         245         122      1,442        (60)                           1,504
Stock Issued to ESOP (Note 10)         1,696         848     30,134       (424)                          30,558

Balance January 31, 1994             147,887      73,943     202,962    596,764      nil      nil       873,669
Net Earnings                                                            223,560                         223,560
Tax Effect of Non-qualified
  Stock Options Exercised (Note 12)                            2,344                                      2,344
Cash Dividends                                                          (27,433)                        (27,433)
Stock Sale                            10,350       5,175     310,522                                    315,697
Stock Options Exercised(Note 12)         172          86       1,219                                      1,305
Stock Received for Exercise of
  Stock Options                           (6)         (3)       (202)                                      (205)
Stock Issued to ESOP (Note 10)           922         461      31,268                                     31,729
Conversion of 3% Notes                     8           4         193                                        197
Shares issued to Directors                 4           2         124                                        126
Unearned Compensation-Restricted
  Stock Awards                           190          96       6,408               $(5,949)                 555
Unrealized Loss on Available for Sale
    Securities, Net of Income
    Taxes of $886                                                                            $(1,654)    (1,654)

Balance January 31, 1995             159,527      79,764      554,838    792,891    (5,949)   (1,654) 1,419,890
Net Earnings                                                             226,027                        226,027
Tax Effect of Non-qualified
  Stock Options Exercised (Note 12)                                25                                        25
Cash Dividends                                                           (30,471)                       (30,471)
Stock Options Exercised (Note 12)          4           2           42                                        44
Stock Issued to ESOP (Note 10)         	1,182         591       36,631                                    37,222
Conversion of 3% Notes                    97          49        2,183                                     2,232
Shares issued to Directors                 4           2           93                                        95
Unearned Compensation-Restricted
  Stock Awards                           104          51        3,016     (2,127)                           940
Unrealized Loss on Available for Sale
    Securities, Net of Income Tax
  Benefit of $378                                                                                711         711

Balance January 31, 1996             160,918     $80,459     $596,828    $988,447   $(8,076)   $(943) $1,656,715


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

Unearned Compensation - Restricted Stock Awards of $8,076,000 included in Shareholders' Equity on the balance sheet is the result of restricted stock grants totaling 294,000 shares made to certain executives and directors. The amount will be amortized as earned over periods not exceeding seven years

The Company has a shareholder rights plan which provides for a dividend distribution of one preferred share purchase right on each outstanding share of common stock. Each purchase right will entitle shareholders to buy one unit of a newly authorized series of preferred stock. A shareholder's interest is not diluted by the effects of a stock dividend or stock split. Each unit is intended to be the equivalent of one share of common stock. The purchase rights will be exercisable only if a person or group acquires or announces a tender offer for 20% or more of Lowe's common stock. The purchase rights do not apply to the person or group acquiring the stock. The purchase rights will expire on September 19, 1998.

NOTE 12 - Stock Incentive Plans:

The Company has a stock option plan under which incentive and non-qualified stock options, stock appreciation rights, restricted stock awards and incentive awards may be granted to key employees. No awards may be granted after January 31, 2004. At January 31, 1996, there were 2,112,040 shares available for grants under the plan. Option information is summarized as follows:

Key Employee Stock Option Plan                                    Option Price
                                 Shares                             Per Share
                                                                 (in Thousands)
Outstanding January 31, 1993      371                   $4.063, $6.375, $10.188
  Exercised                      (217)                           $4.063, $6.375

Outstanding January 31, 1994      154                           $6.375, $10.188
  Granted                          20                                    $38.75
  Canceled or Expired              (2)                                   $6.375
  Exercised                      (152)                          $6.375, $10.188

Outstanding January 31, 1995
  and 1996                         20                                    $38.75


Prior to Fiscal 1989, all options granted were incentive options. Between Fiscal 1989 and Fiscal 1994, options granted have been adjustable non-qualified options exercisable at a maximum price of $10.188 per share. Upon exercise of a non-qualified option, the optionee makes a payment to the Company equal to the shares' fair market value on the date the option was granted. In accordance with a formula set forth in each option agreement, the Company uses part of the option price to make a federal income tax deposit on behalf of the optionee. The options granted in Fiscal 1994 were incentive options.

Incentive stock option shares which are sold by the optionee within two years of grant or one year of exercise result in a tax deduction for the Company equivalent to the taxable gain recognized by the optionee. For financial reporting purposes, the tax effect of this deduction is accounted for as a credit to capital in excess of par value rather than as a reduction of income tax expense. Such optionee sales resulted in a tax benefit to the Company of approximately $25 thousand, $2.34 million and $172 thousand during Fiscal Years 1995, 1994 and 1993, respectively.

Stock appreciation rights are denominated in units, which are comparable to a share of Common Stock for purposes of determining the amount payable under an award. An award entitles the participant to receive the excess of the final value of the unit over the fair market value of a share of common stock on the first day of the performance period. The final value is the average closing price of a share of Common Stock during the last month of the performance period. Limits are established with respect to the amount payable on each unit. A total of 888,450 stock appreciation rights, with performance periods of one to three years, with a maximum payout of $7,173,000, were outstanding at January 31, 1996. The costs of these rights are being expensed over the performance periods.

A total of 325,500 restricted stock awards have been granted to certain executives and directors. These shares are nontransferable and subject to forfeiture for periods prescribed by the Company. These shares may become transferable and vested earlier based on achievement of certain performance measures. A total of 29,500 shares were forfeited during Fiscal 1995 and no shares became vested or transferable during Fiscal 1995.

During Fiscal 1989, shareholders approved a Non-Employee Directors' Stock Option Plan. This Plan provided that adjustable non-qualified options representing 4,000 shares of Lowe's common stock would be granted to each outside Director following the Annual Meeting in 1989, 1990, 1991, 1992 and 1993. Two hundred thousand shares of common stock were reserved to fulfill the requirements of this Plan. Options representing 28,000 shares were granted under this Plan in each of Fiscal 1989, Fiscal 1990, Fiscal 1991, Fiscal 1992 and Fiscal 1993, of which options representing 56,000 shares have been exercised. The option price per share was $6.375 for Fiscal 1989, $10.906 for Fiscal 1990, $8.625 for Fiscal 1991, $10.969 for Fiscal 1992 and $18.875 for
Fiscal 1993. The non-qualified options granted to Directors include the same tax deposit feature described above with respect to the Key Employee Stock Option Plan. This Plan expired at the end of Fiscal 1993.

At January 31, 1996, options for 20,000 shares (expiration date in 2004) were exercisable under the Key Employee Stock Option Plan and options for 84,000 shares (expiration dates range from 1999 through 2003) were exercisable under the Non-Employee Directors' Stock Option Plan.

The Company has a Director's Stock Incentive Plan. This Plan provides that at the first Board meeting following each annual meeting of shareholders, the Company shall issue each non-employee Director 500 shares of Common Stock. Up to 25,000 shares may be issued under this Plan. In Fiscal 1995 and 1994, 3,500 and 4,000 shares, respectively, were issued under this Plan.

NOTE 13 - Leases:

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



The future minimum rental payments required under capital and operating leases having initial or remaining noncancelable lease terms in excess of one year are summarized as follows:

                                Operating Leases          Capital Leases
Fiscal Year               Real Estate    Equipment   Real Estate     Equipment   Total
(Dollars in Thousands)
1996                         $49,234        $645        $26,963         $316    $77,158
1997                          50,261         36	          26,982          197     77,476
1998                          43,886         23          26,684          193     70,786
1999                          43,368         11          26,658          193     70,230
2000                          42,612          --         26,676          120     69,408
Later Years                  586,661          --        384,202           --    970,863

Total Minimum Lease
  Payments                  $816,022*      $715        $518,165       $1,019 $1,335,921

Total Minimum Capital
  Lease Payments                                       $519,184
Less Amount Representing
  Interest                                              264,857

Present Value of Minimum
  Lease Payments                                        254,327
Less Current Maturities                                   5,880

Present Value of Minimum
  Lease Payments,
  Less Current Maturities                              $248,447

*Total minimum payments have not been reduced by minimum sublease rentals of $3.6 million to be received in the future under noncancelable subleases.

Rental expenses under operating leases for real estate and equipment were $54.1 million, $40.2 million and $27.2 million in Fiscal 1995, 1994 and 1993, respectively.




NOTE 14 - Commitments, Contingencies and Litigation:

The Company had purchase commitments at January 31, 1996, of approximately $46.5 million for land, buildings and construction of facilities, and $37.8 million for equipment.

The Company is a defendant in legal proceedings considered to be in the normal course of business and none of which, singularly or collectively, are considered material to the Company as a whole. Potential liability in excess of the Company's self-insured retention under these proceedings is covered by insurance.

The Company is subject to various environmental protection laws and regulations and is operating within such laws or is taking action aimed at assuring compliance with such laws and regulations. The Company has been identified as a potentially responsible party in connection with three landfill sites at which environmental damage is alleged. Any associated costs to the Company is not expected to have a material impact on the Company's financial condition or results of operations.

On March 4, 1996, a state government agency in one of the states where the Company conducts business publicized that under certain conditions, imported plastic mini-blinds of the type sold by the Company may create a lead poisoning hazard for young children. The company has sold blinds of this type for about ten years. Lowe's is in contact with the Consumer Products Safety Commission, and is awaiting results of further testing of this product being conducted by the state agency. It is too early in this process for the Company to determine whether or not there is any significant potential loss or liability to the Company. Therefore, no accounting provision for any potential loss under adverse circumstances related to this publicized matter has been made in the 1995 financial statements.

NOTE 15 - Store Restructuring:

In Fiscal 1991, the Company recorded a pre-tax fourth quarter charge of $71.3 million for the expected costs and expenses required to accelerate the Company's conversion from a chain of small stores to a chain of large stores. The restructuring charge is composed primarily of write-downs of long-lived assets to their net realizable value, principally real estate for owned locations, certain leasehold improvements, fixtures and equipment. It also includes certain relocation costs and expenses. The charge included stores relocated under the restructuring plan in the fourth quarter of Fiscal 1991 and those scheduled for closing and relocation through Fiscal 1995. As anticipated, the last of these restructuring costs that were accrued for were paid in Fiscal 1995.



NOTE 16 - Other Information:

Net interest expense is composed of the following:
(Dollars in Thousands)
Years Ended January 31,                          1996        1995        1994

Long-Term Debt                                 $34,536    $ 36,001    $ 22,388
Capitalized Leases                              16,872       7,436       2,758
Short-Term Debt                                  3,001       1,056       1,217
Amortization of Loan Costs                         296         295         272
Short-Term Interest Income                     (10,897)    (12,237)     (4,765)
Interest Capitalized                            (5,768)     (4,678)     (3,592)

Net Interest Expense                           $38,040    $ 27,873    $ 18,278

Supplemental Disclosures of Cash Flow Information:

Years Ended January 31,                          1996        1995        1994

Cash Paid for Interest
  (Net of Amount Capitalized)                 $ 55,231    	$  43,145   $ 25,677
Cash Paid for Income Taxes                    $ 77,858    $ 108,064   $ 58,761

Noncash Investing and Financing Activities:

Fixed Assets Acquired under
  Capital Leases                              $ 96,948    $ 104,207   $ 29,343
Common Stock Issued to ESOP (Note 10)           37,222       31,729     30,558
Common Stock Issued to
  Executives and Directors                       3,162        6,630
Common Stock Received for
  Exercise of Stock Options                                     205
Conversion of Debt to Common Stock               2,232          197
Notes Received in Exchange
  for Property                                   1,450        6,067       886

Supplemental Disclosure of Operating Expenses:

Advertising expenses were $87.8, $71.0 and $59.3 million for Fiscal 1995, 1994 and 1993, respectively.


Page 31:
SELECTED FINANCIAL DATA
LOWE'S COMPANIES, INC. AND SUBSIDIARY COMPANIES

(Dollars in Thousands, Except Per Share Data)

Fiscal Years End on January 31 of
  Following Year (Unaudited)        	1995         1994         1993         1992         1991
Selected Income Statement Data:
  Net Sales                    $7,075,442   $6,110,521   $4,538,001	   $3,846,418   $3,056,247
  Net Earnings                    226,027      223,560      131,786       84,720        6,487
  Earnings Per Share-Full Dilution   1.36         1.39          .89          .58          .04
  Cash Dividends Per Share     $      .19     $    .18      $   .16      $   .14      $   .14

Selected Balance Sheet Data:
  Total Assets                 $3,556,386   $3,105,992   $2,201,648	    1,608,877   $1,441,228
  Long-Term Debt, Including
  Current Maturities             $880,310   $  708,097   $  641,880   $  335,283     $131,350


Selected Quarterly Data (Unaudited) *
Three Months Ended              January 31    October 31      July 31      April 30
Fiscal 1995
  Net Sales                     $1,696,702    	$1,765,992    	$1,978,058    $1,634,690
  Gross Margin                     418,622       428,943       493,572	       422,110
  Net Earnings                      38,175        43,919        85,007        58,926
  Earnings Per Share-
    Full Dilution                 $    .23    $      .27     	$     .51     	$     .36

Fiscal 1994
  Net Sales                     $1,487,489    $1,579,005    $1,647,019    $1,397,008
  Gross Margin                     391,130       381,146       403,560       336,708
  Net Earnings                      46,265        54,191        71,351        51,753
  Earnings Per Share-
    Full Dilution                 $    .28	     $    .33     	$      .45    	$      .34

Fiscal 1993
  Net Sales                     $1,145,828   $1,158,370     $1,241,691	    $  992,112
  Gross Margin                     279,017      275,620        292,480       234,167
  Net Earnings                      25,733       31,645         44,960        29,448
  Earnings Per Share-
    Full Dilution                 $    .17	    $     .21      	$     .31     $     .20

*  LIFO Adjustment:
Fiscal 1995 - The total LIFO effect for the year was a charge of $8.3 million. A charge of $10.8 million was made against earnings through the first nine months, resulting in a fourth quarter credit of $2.5 million.

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



Page 32:
Lowe's Quarterly Stock Price Range and Cash Dividend Payment*

                 Fiscal 1995            Fiscal 1994            Fiscal 1993
          High    Low  Dividend   High   Low  Dividend   High   Low   Dividend
1st
 Quarter $38 7/8 $27 1/2 $.045  $36 1/2 $27 3/4 $.040  $17 11/16 $13 5/16 $.040
2nd
 Quarter  37 1/4  26      .045   37 3/4  30 1/2  .045   20        15       .040
3rd
 Quarter  37 7/8  26 1/4  .050   40 7/8  30      .045   24 11/16  18 3/8   .040
4th
 Quarter $34 7/8 $27 7/8 $.050  $41 3/8 $33 1/8 $.045  $31       $23 3/16 $.040

Source: The Wall Street Journal
* As restated for a 2-for-1 stock split to shareholders of record
March 16, 1994.




Pages  34 & 35:
Lowe's Board of Directors

William A. Andres
Director since 1986, age 69. Chairman of Governance Committee, Member of Compensation Committee and Executive Committee of the Company. Previously Chairman of the Board and Chief Executive Officer (1976-1983), Chairman of Executive Committee (1983-1985) of Dayton Hudson Corporation (Retail Chain), Minneapolis, Minn. (Mr. Andres retired in September 1985.) Other directorships: Jostens, Inc., Minneapolis, Minn., since 1985; Hannaford Bros., Scarborough, Me., since 1986.

John M. Belk
Director since 1986, age 76. Member of Audit Committee, Compensation Committee and Governance Committee of the Company. Chairman of the Board, Belk Stores Services, Inc. (Retail Department Stores), Charlotte, N.C., since 1980. Other directorships: Coca-Cola Bottling Company Consolidated, Charlotte, N.C., since 1972; Chaparral Steel, Midlothian, Tex., since 1987.

Gordon E. Cadwgan
Director since 1961, age 82. Chairman of Audit Committee, Member of Compensation Committee and Governance Committee of the Company. Cadwgan Associates, Inc. (Trustee and Financial Consultant), affiliated with Tucker Anthony, Inc., Boston, Mass., since 1979. Other directorships: Third Century Fund, Inc., Providence, R.I., since 1981.

Carol A. Farmer
Director since 1994, age 51. Member of Audit Committee, Governance committee and Government/Legal Affairs Committee of the Company. President of Carol Farmer Associates, Inc. (Trend Forecasting and Consulting), Boca Raton, Fla., since 1985. Other directorships: The Sports Authority, Inc., Ft. Lauderdale, Fla., since 1995.

Leonard G. Herring
Director since 1956, age 68. President and Chief Executive Officer since 1978, Member of Executive Committee and Government/Legal Affairs Committee of the Company. Other directorships: First Union Corporation, Charlotte, N.C., since 1986.

Petro Kulynych
Director since 1952, age 74. Member of Audit Committee, Executive Committee and Government/Legal Affairs Committee of the Company, having previously served as Managing Director (1978-1983). (Mr. Kulynych retired in December 1983.) Other directorships: Local Board, Wachovia Bank of North Carolina, N.A., North Wilkesboro, N.C., since 1988; Carolina Motor Club, Inc.

Russell B. Long
Director since 1987, age 77. Chairman of Government/Legal Affairs Committee, Member of Compensation Committee and Governance Committee of the Company. Partner, Long Law Firm (Attorneys-at-Law), Washington, D.C., since 1988. Other directorships: Catalyst Vidalia Corp., Vidalia, La., since 1989.
Other: Member of Advisory Board, Metropolitan Life Insurance Company, New York, N.Y. since 1992; United States Senator 1948-1987; Member, Senate Finance Committee 1952-1987 (Chairman 1965-1981).

Claudine B. Malone
Director since 1995, age 59. Member of Audit Committee, Governance Committee and Government/Legal Affairs Committee of the Company. President, Financial & Management Consulting, Inc., Inc., McLean, Va, since 1984. Other directorships: Chairman, Federal Reserve Bank, Richmond, Va., since 1996 (Member since 1994): Dell Computer Corporation, Austin, Tex., since 1993; Hannaford Brothers, Scarborough, Me., since 1991; Hasbro, Inc., Pawtucket, R.I., since 1992; Houghton Mifflin, Boston, Mass., since 1982; LaFarge Corporation, Reston, Va., since 1994; The Limited, Inc., Columbus Oh., since 1982; Mallinckrodt Group Inc., St. Louis, Mo., since 1994; Penn Mutual Life Insurance Company, Philadelphia, Pa., Since 1978; SAIC-Science Applications International Corporation, San Diego, Calif., since 1993; Union Pacific Resources Corporation, Fort Worth, Tex., since 1995.


Robert G. Schwartz
Director since 1973, age 68. Chairman of Compensation Committee, Member of Audit Committee and Governance Committee of the Company. Director of Metropolitan Life Insurance Company, New York, N.Y., since 1980, having previously served as Chairman of the Board (1983-1993), President and Chief Executive Officer (1989-1993) of that company. (Mr. Schwartz retired in March, 1993.) Other directorships: Potlatch Corporation, San Francisco, Calif., since 1973; Comsat Corporation, Washington, D.C., since 1986; Mobil Corporation, New York, N.Y., since 1987; The Reader's Digest Association, Inc., Pleasantville, N.Y., since 1989; Consolidated Edison Company of New York, New York, N.Y., since 1989; CS First Boston, Inc., New York, N.Y., since 1989; Lone Star Industries, Inc., Stamford, Conn., since 1994; Ascent Entertainment Group, Inc., Denver, Colo., since 1995.

Robert L. Strickland
Director since 1961, age 65. Chairman of the Board since 1978, Chairman of Executive Committee and Member of Government/Legal Affairs Committee of the Company. Other directorships: Deputy Chairman, Federal Reserve Bank, Richmond, Va., since 1996; T. Rowe Price Associates, Inc., Baltimore, Md., since 1991; Hannaford Bros., Scarborough, Me., since 1994.

Robert L. Tillman
Director since 1994, age 52. Senior Executive Vice President and Chief Operating Officer of the Company since 1994, having previously served as Executive Vice President - Merchandising (1991-1994), Member of Executive Committee and Government/Legal Affairs Committee of the Company. Other directorships: Wachovia Bank of North Carolina, N.A., Winston-Salem, N.C., since 1994; Home Center Institute, Chicago, Ill., since 1994.


Appendix to EXHIBIT 13
Graphic and Image Material


Inside front cover   Map and Chart describing location of Lowe's stores.

  State         # of stores
Alabama            16
Arkansas            6
Delaware            3
Florida            13
Georgia            22
Iowa                1
Illinois            7
Indiana            18
Kentucky           20
Louisiana          13
Maryland           11
Michigan            3
Mississippi         6
Missouri            3
North Carolina     70
Ohio               25
Oklahoma            1
Pennsylvania       15
South Carolina     24
Tennessee          25
Texas              12
Virginia           36
West Virginia      15


Page 4  Picture
Shows portion of the front of a 2 story house with following quotation:
"To be happy at home is the ultimate result of all ambition, the end to which every enterprise and labor tends..." - Samuel Johnson


Page 5  Two Pictures
Shows Karen and Charlie (see following story)landscaping with plants.

Tallahassee, Florida - Karen and Charlie Richardson will do anything for a home, from pressure washing to landscape gardening to interior design. As the owners of K's House Dressing since 1989, there's no aisle at Lowe's that they don't know like the back of their hands. Lowe's home decor assortments and huge garden center are important to them, but what they value most is their relationship with store manager Kem Smith. Says Karen, "I was redecorating a country club and I was buying things like 22 identical lamps. One day I needed a lot of vents that were a strange size. Kem got on the phone, called three other stores, and said `Your vents will be here Friday.' Then he took me back to shipping and receiving and introduced me, so I would know who I was dealing with when my orders started coming in. He knows everybody in that store by name."


Page 6  Quotation
"A nation of homeowners, of people who won a real share in their own land, is unconquerable." - Franklin D. Roosevelt


Page 6  Graph
Home Ownership Rate vs. Mortgage Rate Trends
Illustrated on a quarterly basis through 3rd quarter 1995

              Home Ownership %   Mortgage Rates
1993
  1st qtr           64.2 %             7.6 %
  2nd qtr           63.9               7.5
  3rd qtr           64.2               7.1
  4th qtr           64.2               7.3
1994
  1st qtr           63.8 %             7.6 %
  2nd qtr           63.8               8.7
  3rd qtr           64.1               8.8
  4th qtr           64.2               9.3
1995
  1st qtr           64.2 %             8.8 %
  2nd qtr           64.7               8.0
  3rd qtr           65.0               7.8

Source: Bureau of the Census, "Current Housing Reports"; Department of Housing and Urban Development


Page 7  Two Pictures
Shows Jake and Mamie (see following story)inside their kitchen and the interior of their bathroom.

Vale, North Carolina - Jake and Mamie Lee Wilson have been married for 52 years, and they've been Lowe's customers almost as long. Says Mamie Lee, "We built our house here in 1954. We hauled all the materials in a truck from North Wilkesboro [fifty miles away], because at that time there was no Lowe's store around here. Jake went to get the doors for the house, and I think we needed about sixty of them. He came back with mahogany doors. I didn't want mahogany doors; I wanted birch doors! He said, `If you want birch doors you'll have to load these doors back up and take them to Lowe's yourself!'" Says Jake, smiling, "Well, I helped her load a few of them." With some exceptions, the house today preserves the original decor. Mamie says "If you want something to last forever, go to Lowe's."

Page 8  Quotation:

"Home is where you keep your stuff while you're out getting other stuff."
- - George Carlin


Page 8  Bar Graph

America's Age Distribution
Age Category        Millions of People
   35-39                   22
   40-44                   20
   45-49                   18
   50-54                   14
   55-59                   12

Source:  Bureau of the Census, "Current Population Reports"


Page 8  Chart

Top Ten World Powers of DIY Retailing
Rank    Company          Country           1995 Sales
                                          US $Billions
 1   The Home Depot     United States        $15.47
 2   Lowe's Companies   United States          7.08
 3   Castorama          France                 3.22
 4   GIB Group          Belgium                3.10*
 5   OBI                German                 3.03
 6   Canadian Tire      Canada                 2.90
 7   Praktiker          Germany                2.78
 8   Menard             United States          2.73
 9   Payless Cashways   United States          2.68
10   Builders Square    United States          2.64

*Preliminary NHCN estimate
Conversion rates as of March 8, 1996
Source:  National Home Center News


Page 9  Two Pictures
Shows Cheri and Homer (see following story)sawing off a shutter and a close-up of their faces.

Piedmont, North Carolina - Cheri Johnson never forgets a favor. Several years ago, her neighbor Homer Humphreys gave her a job when she needed one. Time passed; Cheri went to work up North, then moved back to her old neighborhood. To her distress, she found Homer living on the street. She decided to build him a house in the corner of her backyard where there was a tumbledown old garage. She went to Lowe's and bought studs and plywood, insulation, doors and windows, paint, and roofing materials. Even with Homer's help, the project took three years to complete. Finally, just before Christmas, Homer moved into his new home. As for Cheri, she's now a Lowe's stockholder. "I have nearly $30,000 in receipts from Lowe's," she says. "I figure there are thousands like me out here, and the trend is for people to put more money into their homes. So it should be a good investment."


Page 10  Quotation
"A house is the only regularly recurring symbol of the whole human body in dreams." -Sigmund Freud


Page 10  Chart
Lowe's Total Market Potential
$Billions
                 Home Center Market
       Building Contractor      Home Owner
         New
       Housing     R&R*      DIY     Durables   Total
2000e    $75       $49       $121      $88       $333
1999e     70        47        114       78        309
1998e     67        46        109       68        290
1997e     63        44        104       61        272
1996e     63        42        100       58        263
1995p     60        40         94       56        250
1994      61        38         91       49        239
1993      52        36         83       41        212
1992      45        33         77       36        191
1991      39        32         71       34        176
1990      45        36         72       33        186
1985      40        25         53       25        143
1980      24        16         38       14         92
1977     $27       $11        $28      $10        $76

*R&R=Repair and Remodel  e=estimate  p=preliminary
Source:  Home Improvement Research Institute;  Management Horizons


Page 11  Picture
Shows Troy and Pam (see following story) petting ostriches on the farm where they breed them.

Stuarts Draft, Virginia - When builder Troy Rutherford first came here in 1980, the town didn't even have a stoplight. Then Hershey decided to build a plant, and Troy started buying land. Pam Rutherford, Troy's wife, is a realtor, and together they have developed a subdivision called Forest Springs Estates, not far from the farm where they breed ostriches. Troy says, "We kept buying options on land when our competitors didn't. We built efficiently and kept our costs down. Lowe's has played a big part in our success, supplying us with materials at low prices whenever and wherever we need them." A Lowe's representative visits the Rutherfords' job sites every day, and Troy can call a special number at the store to get immediate personal attention.
he says "I'm very happy in my partnership with Lowe's."


Page 12  Quotation
"A man builds a house in England with the expectation of living in it and leaving it to his children; while we shed our houses in America as easily as a snail does his shell." - Harriet Beecher Stowe


Page 12   Two Bar Graphs

Home Ownership:  Key to the Good Life?
Keys to the good life:
To have -                  % who said yes
Home You Own
   1994                          90%
   1991                          87
   1975                          85
A Good Marriage
   1994                          77%
   1991                          77
   1975                          84
A Car
   1994                          77%
   1991                          75
   1975                          71
Children
   1994                          66%
   1991                          69
   1975                          73

Home Ownership by Age Group
Age Category       % Owning Homes
   35-39                   64%
   40-44                   70
   45-49                   75
   50-54                   78
   55-59                   80


Page 13  Two Pictures
Shows Tommy (see following story) on his shrimp boat, both close-up and from a distance.

Galveston Bay, Texas - Lowe's stores serve the special needs of their communities. For instance, our store in Texas City, Texas carries a broad assortment of marine supplies for boating enthusiasts and professional fishermen. Lowe's customer Tommy Cooke is the captain of a shrimp boat, the Debbie J. On the day of these photos, he had just made his final boat payment. Tommy says "I like Lowe's because of their low prices on things I need for the Debbie J, like epoxy and paint."


Page 14  Two Quotations
"Dine on onions, but have a home;  reduce your food and add to your dwelling."
- - The Talmud

"If I ever go looking for my heart's desire again, I won't look any further than my own back yard; because if it isn't there, I never really lost it to begin with." - Judy Garland as Dorothy in "The Wizard of Oz"


Page 14  chart

Gross Domestic Product,
Disposable Personal Income
and Savings Rate
Dollars in Billions
                                 Savings         CPI-U*
                                Rate as %       1982-84
Year        GDP       DPI        of DPI           =100
1995p     $7,113.2   $5,268.8      4.2%          $152.4
1994       6,738.4    4,959.3      4.1            148.2
1993       6,347.8    4,706.7      4.1            144.5
1992       6,025.8    4,500.2      5.5            140.3
1991       5,737.1    4,230.5      4.7            136.2
1990       5,567.8    4,050.5      4.3            130.7
1989       5,266.8    3 787.0      4.0            124.0
1988       4,908.2    3,548.2      4.4            118.3
1987       4,544.5    3,289.5      4.3            113.6
1986       4,277.7    3,131.5      6.0            109.6
1985       4,053.6    2,943.0      6.4            107.6
1980       2,742.1    1,952.9      7.9             82.4

*Consumer Price Index - Urban
p = preliminary
Source: U.S. Department of Commerce; Bureau of Economic Analysis; Bureau of Labor Statistics


Page 15  Three Pictures
Shows Marshall (see following story) in front of his home computer, with his wife, and with his guitar with the Golden Gate Bridge in the background.

San Francisco, California - Although the nearest Lowe's store is a thousand miles away, Bay area composer Marshall Crutcher is part of Lowe's community. With his wife, Katita Waldo, a principal dancer for the San Francisco Ballet, Marshall recently bought a townhouse built in 1906. While he was doing some online surfing one day, his search engine turned up a hot link to Lowe's home page on the World Wide Web (http://www.lowes.com). Now he visits our site at least once a month. "I've downloaded some great stuff," he says. "The How-To clinics are especially useful, because we're starting to fix up the house whenever we have a spare moment. Last month, one of the clinics was `How to Hang Wallpaper,' which I read just in time: it told me how I should have prepped the plaster!"


Page 16  Chart
Merchandise Sales Trends
Dollars in Millions

                                                                      Base Year
                            Change       1995       1994      1993        1989
                Total Sales  From   Total       Total      Total      Total
                 6-Year CGR  1994   Sales  %    Sales  %   Sales  %   Sales  %
Category
1.Structural Lumber   +10%  (10%)  $ 823  12   $ 911  15  $ 745  16   $ 455  17
2.Building Commodities
    & Millwork        +10    +9    1,331  19   1,225  20    979  21     761  29
3.Home Decorating &
    Illumination      +28   +28    1,524  22   1,195  20    807  18     346  13
4.Kitchen, Bathroom,
    & Laundry         +24   +21      846  12     701  11    498  11     237   9
5.Heating, Cooling, &
    Water Systems     +21   +27      443   6     348   6    267   6     144   5
6.Home Entertainment  +16   +13      305   4     271   4    218   5     125   5
7.Yard,Patio,&Garden  +25   +32      974  14     736  12    493  11     261  10
8.Tools               +27   +22      465   6     382   6    259   6     112   4
9.Special Order Sales +10    +6      364   5     342   6    272   6     210   8
Totals                +18%  +16%  $7,075 100  $6,111 100  $4,538 100 $2,651 100


Page 20  Two graphs below the statements of current and retained earnings.

Comparable Store Sales1
Dollars in millions

                 Sales            %
Quarter      1995     1994     Change
  1         $1.284   $1.259      +2
  2          1.554    1.496      +4
  3          1.402    1.453      -4
  4          1.332    1.374      -3
1 Comparable store:  stores open more
than 1 year with comparable square footage.

1989-1995 Sales and Earnings*
Percent of Total Year -- A Six-Year Average

Quarter         Sales %     Earnings %
  1               23            25
  2               28            36
  3               27            22
  4               22            17
* 1991 is not included in the analysis
because the restructuring charge distorts results.

Page 34  Individual Pictures of the Directors

William A. Andres, John M. Belk, Gordon E. Cadwgan, Carol A. Farmer, Leonard G. Herring, Petro Kulynych, Russell B. Long, Claudine B. Malone, Robert G Schwartz, Robert L. Strickland, Robert L. Tillman