Form 10-K, Exhibit 13
period 1997-01-31
LOWES COMPANIES INC
filed 1997-04-25
CIK 60667

PART IV
EXHIBIT 13

Pages 1 - 3:

Dear Shareholders:

1996 was Lowe's Golden Anniversary year, and we celebrated by working successfully to make it the very best year in Lowe's history.
Sales were $8.6 billion, up from $7.1 billion in 1995--a 22% increase which shows the impact of 66 new large stores and of merchandising initiatives which yielded a comparable store sales increase of 7%. Earnings per share grew to $1.71, up 26% from last year's $1.36. In the Nineties so far, we have achieved a compound sales growth rate of 20% and compound earnings per share growth of 24%. Sales and earnings growth of more than twenty percent-- now that's a celebration that all Lowe's shareholders can enjoy!

The Power of One

     Once a year, Lowe's store managers gather from every compass point to meet with corporate merchants and marketing staff, review the events of the past year, and make plans for the year ahead. As Lowe's grows toward our millennial goal of 600 stores, our annual gathering gets larger and larger.
It is increasingly impressive to realize that each store manager runs a unique operation, yet they all share a primary objective: to make Lowe's the acknowledged leader at providing products to build, improve, and maintain American homes.
     The theme of this year's meeting was "The Power of One." It emphasized not only the ability of each individual to make a difference, but also the strength we find when we work together as one, with one common purpose.

For Our Customers

     America is now in its sixth year of economic expansion. Unemployment figures are the lowest in a decade; inflation is the lowest it's been in three decades; interest rates are low and relatively stable. Yet despite this encouraging context, the pace of retail sales remains modest. Why? Because Americans are anxious about their financial future.


Leading-edge Baby Boomers are turning fifty now, and they are starting to think seriously about retirement. They're concerned about the Social Security system and health-related costs. They know they need to get their financial houses in order. Meanwhile, Generation X is coming on board with great potential but also with great uncertainty and its own causes for concern. The job market is not the cornucopia for them that it was for Boomers: although there are jobs out there, there seem to be fewer good ones.
All this explains-and justifies-the consumer's obsession with value. Value doesn't just mean low prices. In focus groups and in our stores today, we're hearing that our customers "want it all." They want, expect, and deserve nothing less than low prices, large selections, quality merchandise, and great service. That's the definition of value, and we've made it the recipe for our enduring goal of Superior Customer Satisfaction.
     To achieve Superior Customer Satisfaction, we have to "give it all" without giving it all away. As a dedicated low-cost operator, our strategy is to lower operating costs as a percent of sales, which will enable us to lower our retail prices. Lower prices will bring us more customers, which will increase sales and allow us to lower prices even more. To deliver not just price but the other components of value as well, we are focused on leveraging our investment in our store facilities, our technical systems, and our people.

For Our Suppliers

Lowe's transformation into a chain of large stores continued in 1996, and we finished the year with 30.4 million square feet of selling space--an incremental gain of 27%. of the 402 stores in our chain at yearend, 317 were built in this decade. Large stores (80,000 square feet and up, which lead Lowe's growth in sales and profitability, now number 224 units and represent 78.5% of our total square footage. These stores accounted for 61% of sales and 53% of operating profits, which is particularly satisfying because most of the new store projects completed in 1996 were in new markets, which generally take longer than relocations to reach our goals for profitability.
     In 1997, we will complete 60 to 65 new store projects. Between 40 and 45 of these will be new stores in new markets, taking Lowe's product selection to millions of new consumers. More than 80% of our $1.2 billion capital budget for 1997 will be dedicated to funding this expansion.
     Lowe's Supplier of the Year awards recognize manufacturers who contribute to Lowe's success through product development, marketing, packaging, distribution, and support services. At the National Hardware Show in Chicago last summer, we announced that our Suppliers of the Year were Valspar Paint; Pennington Seed; DeVilbiss Air Power Company; The Spectrum Group (United Industries; NHB Industries; Canfor; Bretlin, Inc.; and Weiser Lock. The President's Award for overall excellence went to DeVilbiss Air Power.
We congratulate and thank these vendor partners, and we encourage all of Lowe's vendors to emulate their teamwork--and their success!

For Our Communities

A Lowe's store is more than just a big box stuffed with merchandise. It is a place for people to work and build careers, an information center for home owners and home improvers at every level of expertise, and a responsible corporate citizen backed by a fifty-year tradition of neighborliness and community involvement that doesn't stop at the edge of the parking lot.
Since 1957, Lowe's Charitable and Educational Foundation has given a helping hand in communities where Lowe's operates. With the participation of Lowe's store managers, the foundation consolidates funds from all our stores and distributes them back to local communities in the form of grants to qualified recipients. The foundation has disbursed millions of dollars to thousands of deserving organizations and institutions, and the good work continues.
In 1993, we founded Lowe's Home Safety Council (LHSC) to help American families make home life safer and more secure for their loved ones. Forging an alliance with home center suppliers and other national safety organizations, the LHSC has used innovative methods to educate and motivate consumers. High-profile safety makeovers, Safety Watch kiosks in all Lowe's stores, and "Home Watch" television specials on Home & Garden Television are just a few of the LHSC's successful safety programs.

For Our Employees

Lowe's employees numbered 54,000 at the end of 1996, and there will be at least l0,000 more by this time next year. As an employer, Lowe's is proud to offer skills training and career development options that far exceed the norm in our industry. our new "Lowe's University" is putting employees on the fast track to promotion within our organization, encouraging them in the vision of a career where they might have seen only a job.
Employee stock ownership has been a major part of Lowe's corporate culture for decades. Every new person we hire becomes eligible for ESOP membership following the completion of one year's work, and we closed 1996 with more than 30,000 employee-owners motivated and dedicated to Lowe's growth and progress, knowing that corporate success and personal success are intertwined.
Last July, in another major augmentation of our executive management team, we welcomed Tom Whiddon to Lowe's as executive vice president and chief financial officer.
In August, Leonard Herring retired as president and chief executive officer.
He was Lowe's most senior employee, having joined as our first financial officer in 1955. After the death of Lowe's founder, Carl Buchan, Leonard served on Lowe's Executive Committee and played a pivotal role in taking the company public. He is a founding member of Lowe's Board of Directors, and was a member of the office of the President until a vote of the board made him president and CEO in 1978.
He led our company through years of dynamic change and growth. He can be succeeded, but he can never be replaced.

To learn more about the history of Lowe's, you may send in the request form for our book, No Place Like Lowe's, inserted at page 16.

For our Shareholders

Lowe's first shareholders were a handful of employees who helped finance Lowe's early expansion one store at a time. Since the company went public in 1961, share ownership has made thousands of friends for Lowe's all over the world.
The table at the top of the next column shows what has happened to l00 shares of Lowe's stock bought for $12.25 per share on the initial offering date in 1961 and held as a long-term investment. At $38 per share, 12,000 shares have a market value of $456,000, or 372 times the original investment.
The graph inside our front cover reveals that in terms of total return to shareholders, Lowe's five-year annual compound growth rate at the end of 1996 exceeded the Standard & Poor's 500 average by l0% and the S&P Retail Index by 20%.
The graph plots the curve of a growth company, not what you'd expect from a fifty-year-old retailer. Lowe's is fifty years old, but as a big-box retailer we are only one-tenth that age. In fact, 86% of our total


                                                 Shares      Total
    Date           Action                      Received     Shares

    Oct.   1961    Bought 100 shares                100        100
    May    1966    100% Dividend (2 for 1)          l00        200
    Nov.   1969    Stock Split (2 for 1)            200        400
    Dec.   1971    50% Dividend (3 for 2)           200        600
    Aug.   1972    331/3% Dividend (4 for 3)        200        800
    June   1976    50% Dividend (3 for 2)           400      1,200
    Oct.   1981    50% Dividend (3 for 2)           600      1,800
    Apr.   1983    66 2/3% Dividend (5 for 3)     1,200      3,000
    June   1992    100% Dividend (2 for 1)        3,000      6,000
    Mar.   1994    Stock Split(2 for 1)              6,000     12,000

square footage is new since 1991, when a $71 million restructuring charge signaled our commitment to becoming a chain of large stores.
     In 1996, Gordon Cadwgan, one of the best friends Lowe's has ever had, retired as a founding member of our board of directors. Two more long-time esteemed friends and valued colleagues, Pete Kulynych and Senator Russell Long, will be leaving the board in 1997.
     During 1996 we also welcomed two new board members. Jim Halpin is president and CEO of the successful computer products retailer CompUSA Inc. He was previously president of HomeBase, and has more than twenty years' experience in retailing. Paul Fulton is Dean of the Kenan-Flagler Business School at the University of North Carolina at Chapel Hill. Previously, he was president of the Sara Lee Corporation, the global packaged food and consumer products company.
     We are proud of the leadership role our board has taken in corporate governance. For a discussion of governance and the 28 guidelines that our board has adopted, we invite your attention to pages 14 and 15.
     We salute and thank all our partners-in-interest, who have made Lowe's fiftieth anniversary truly golden. May you find individual satisfaction and all the fruits of successful teamwork in whatever you undertake.


                      Cordial good wishes,




Robert L. Strickland                     Robert L. Tillman
Chairman of the Board                    President and Chief Executive Officer
                                         North Wilkesboro, NC




Pages 12 and 13:
Lowe's In Our Marketplace

   Lowe's has always believed in the importance of market research as a tool not only to help us to pinpoint our current position in the retailing universe, but also to help us chart our course into the future. Back in 1972, we said in our annual report that the role of Lowe's market research was "to perceive opportunities, to forecast changes, and to measure performance." That role hasn't changed, although the information gathering techniques of 1996 would make our 1972 methods seem primitive by comparison.
   Our commitment to state-of-the-art market research was confirmed in 1981, when Lowe's co-founded the Home Improvement Research Institute with other leaders of our industry. HIRI has since become the authoritative informational resource for home improvement retailing.
   The tables and graphs on these pages have a lot to say about who we are, where we stand among our current competitors, how we got there, and where we're headed. In addition, since this is our fiftieth anniversary, we thought our shareholders might be interested in the following historical factoids:
   -In 1946, there were roughly 35 million family households in America. In the past fifty years, that number has doubled.
   -In 1946, nearly half the houses in America lacked complete plumbing; in some areas, that number exceeded 80%! By 1990, only 1% still lacked plumbing facilities.
   -In 1996, the fuel of choice for home heating was gas. Before 1950, the most common home heating fuel was coal.
   -In the first half of the 20th century, many southern states had very low home ownership rates. Since 1946, however, such states as Alabama, Georgia, Louisiana, Mississippi, and South Carolina have experienced a tremendous boom in home ownership and now rank above the national average of 65%.
   -Are Americans more mobile now than they were thirty years ago? According to the U.S. Census Bureau, renters are more mobile, but homeowners move less frequently now than they did in 1960.



Pages 18 and 19:

Lowe's Board of Directors

William A. Andres
Director since 1986, age 70. Chairman of Governance Committee, Member of Compensation Committee and Executive Committee of the Company Previously Chairman of the Board and Chief Executive officer (1976-1983), Chairman of Executive Committee (1983-1985) of Dayton Hudson Corporation (Retail Chain), Minneapolis, Minn. (Mr.Andres retired in September 1985.) Other directorships:
Hannaford Bros., Scarborough, Me., since 1986.

John M. Belk
Director since 1986, age 77. Chairman of Audit Committee, Member of Compensation Committee and Governance Committee of the Company. Chairman of the Board, Belk Stores Services, Inc. (Retail Department Stores), Charlotte, N.C., since 1980. Other directorships: Coca-Cola Bottling Company
Consolidated, Charlotte, N.C., since 1972; Chaparral Steel, Midlothian, Tex., since 1987.

Carol A. Farmer
Director since 1994, age 52. Member of Audit Committee, Governance Committee and Government/Legal Affairs Committee of the Company. President, Carol Farmer Associates, Inc. (Trend Forecasting and Consulting), Boca Raton, Fla., since 1985. Other directorships: The Sports Authority, Inc., Ft. Lauderdale, Fla., since 1995.

Paul Fulton
Director since 1996, age 62. Member of Audit Committee and Governance Committee of the Company. Dean, Kenan-Flagler Business School, University of North Carolina, Chapel Hill, N.C., since 1994. President, Sara Lee Corporation (Manufacturer and Marketer of Consumer Products), Chicago, Ill., 1988-1993. other directorships: Sonoco Products Company, Hartsville, S.C., since 1989; NationsBank Corporation, Charlotte, N.C., since 1993; Bassett Furniture Industries, Inc., Bassett, Va., since 1993; The Cato Corporation, Charlotte, N.C., since 1994; Winston Hotels, Inc., Raleigh, N.C., since 1994.

James F. Halpin
Director since 1996, age 46. Member of Compensation Committee and Governance Committee of the Company. President and Chief Executive Officer, CompUSA Inc. (Computer Superstores), Dallas, Tex. since 1993; President, HomeBase, Irvine, Cal., (Home Improvement Retail Chain), 1990-1993. Other directorships:
Interphase Corporation, Dallas, Tex., since 1995; Invincible Technologies Corp., Boston, Mass., since 1995; ToyBiz, Inc., New York, N.Y., since 1995; Prime Source Building Products, Dallas, Tex., 1995-Feb. 1997.

Leonard G. Herring
Director since 1956, age 69. Lowe's President and Chief Executive Officer 1978-July 1996, (Mr. Herring resigned as President and CEO effective August 1, 1996 and retired as an employee of the Company January 31, 1997), Member of Executive Committee and Government/Legal Affairs Committee of the Company. Other directorships: First Union Corporation, Charlotte, N.C., since 1986.

Petro Kulynych
Director since 1952, age 75. Member of Audit Committee, Executive Committee and Government/Legal Affairs Committee of the Company, having previously served as Managing Director (1978-1983). (Mr. Kulynych retired in December, 1983.) Other directorships: Local Board, Wachovia Bank of North Carolina, N.A., North Wilkesboro, N.C., since 1988; Carolina Motor Club, Inc.

Russell B. Long
Director since 1987, age 78. Chairman of Government/Legal Affairs Committee, Member of Compensation Committee and Governance Committee of the Company. Partner, Long Law Firm (Attorneys-at-Law), Washington, D.C., since 1988. Other directorships: Catalyst Vidalia Corp., Vidalia, La., since 1989. Other: Member of Advisory Board, Metropolitan Life Insurance Company, New York, N.Y. since 1992; United States Senator 1948-1987; Member, Senate Finance Committee 1952-1987 (Chairman 1965-1981).

Claudine B. Malone
Director since 1995, age 60. Member of Audit Committee, Governance Committee and Government/Legal Affairs Committee of the Company. President and Chief Executive Officer, Financial & Management Consulting, Inc., McLean, Va., since 1984. Other directorships: Chairman, Federal Reserve Bank, Richmond, Va., since 1996 (Member since 1994); Dell Computer Corporation, Austin, Tex., since 1993; Hannaford Bros., Scarborough, Me., since 1991; Hasbro, Inc., Pawtucket, R.I., since 1992; Houghton Mifflin, Boston, Mass., since 1982; LaFarge Corporation, Reston, Va., since 1994; The Limited, Inc., Columbus, Oh., since 1982; Mallinckrodt Group Inc., St. Louis, Mo., since 1994; SAlC-Science Applications International Corporation, San.Diego, Calif., since 1993; Union Pacific Resources Corporation, Fort Worth, Tex., since 1995.

Robert G. Schwartz
Director since 1973, age 69. Chairman of Compensation Committee, Member of Audit Committee and Governance Committee of the Company. Director of Metropolitan Life Insurance Company, New York, N.Y., since 1980, having previously served as Chairman of the Board (1983-1993), President and Chief Executive officer (1989-1993) of that company. (Mr. Schwartz retired in March 1993.) Other directorships: Potlatch Corporation, San Francisco, Calif., since 1973; Comsat Corporation, Washington, D.C., since 1986; Mobil Corporation, New York, N.Y., since 1987; The Reader's Digest Association, Inc., Pleasantville, N.Y., since 1989; Consolidated Edison Company of New York, New York, N.Y., since 1989; Lone Star Industries, Inc., Stamford, Conn., since 1994; Ascent Entertainment Group, Inc., Denver, Colo., since 1995.

Robert L. Strickland
Director since 1961, age 66. Chairman of the Board since 1978, Chairman of Executive Committee and Member of Government/Legal Affairs Committee of the Company. other directorships: Deputy Chairman, Federal Reserve Bank, Richmond, Va., since 1996; T. Rowe Price Associates, Inc., Baltimore, Md., since 1991; Hannaford Bros., Scarborough, Me., since 1994.

Robert L. Tillman
Director since 1994, age 53. President and Chief Executive Officer since August 1996, having previously served as Senior Executive Vice President and Chief Operating Officer (1994-July 1996) and Executive Vice President - Merchandising (1991-1994), Member of Executive Committee and Government/Legal Affairs Committee of the Company. Other directorships: Wachovia Bank of North Carolina, N.A., Winston-Salem, N.C., since 1995; International Mass Retail Association, Arlington, Va. since 1996.




Page 20:

Independent Auditors' Report
To the Board of Directors and Shareholders of Lowe's Companies, Inc.

     We have audited the accompanying consolidated balance sheets of Lowe's Companies, Inc. and subsidiaries as of January 31, 1997, 1996 and 1995, and the related consolidated statements of current and retained earnings and of cash flows for the fiscal years then ended. These financial statements are the responsibility of the Company's management. our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Lowe's Companies, Inc. and subsidiaries at January 31, 1997, 1996 and 1995, and the results of their operations and their cash flows for the fiscal years then ended in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
Charlotte, North Carolina
February 20, 1997



Audit Committee Chairman's Letter

     The Audit Committee of the Board of Directors is composed of the following six independent directors: John Belk, Chairman, Carol Farmer, Paul Fulton, Petro Kulynych, Claudine Malone, and Robert Schwartz. The committee held four meetings during Fiscal 1996.
     The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. In fulfilling its responsibility the committee recommended to the Board of Directors, the engagement of Deloitte & Touche LLP as the Company's independent public accountants. The committee discussed with the internal auditors and the independent public accountants the overall scope and results of their respective audits, their evaluation of the Company's internal controls, and the overall quality of the Company's financial reporting. The committee also reviewed the Company's consolidated financial statements and the adequacy of the Company's internal controls with management. The meetings were designed to facilitate any private communication with the committee desired by the internal auditors or independent public accountants.

John Belk
Chairman, Audit Committee


Management's Responsibility for Financial Reporting

     Lowe's management is responsible for the preparation, integrity and fair presentation of its published financial statements. These statements have been prepared in accordance with generally accepted accounting principles and, as such, include amounts based on management's best estimates and judgments. Lowe's management also prepared the other information included in the annual report and is responsible for its accuracy and consistency with the financial statements.
     The Company's financial statements have been audited by the independent accounting firm, Deloitte & Touche LLP which was given unrestricted access to all financial records and related data. The Company believes that all representations made to the independent auditors during their audit were valid and appropriate. Deloitte & Touche's audit report presented here provides an independent opinion upon the fairness of the financial statements.
     The Company maintains a system of internal control over financial reporting, which is designed to provide reasonable assurance to Lowe's management and Board of Directors regarding the preparation of reliable published financial statements. The system includes appropriate divisions of responsibility, established policies and procedures (including a code of conduct to foster a strong ethical climate) which are communicated throughout the Company, and the careful selection, training and development of our people. Internal auditors monitor the operation of the internal control system and report findings and recommendations to management and the Board of Directors, and corrective actions are taken to address control deficiencies and other opportunities for improving the system as they are identified. The Board, operating through its audit committee, provides oversight to the financial reporting process.

Robert L. Tillman             Thomas E. Whiddon          Richard D. Elledge
President &                   Exec. VP &                 Sr. VP &
Chief Executive Officer       Chief Financial Officer    Chief Accounting
                                                         Officer


Pages 21 and 22:

Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations

    This discussion summarizes the significant factors affecting the Company's consolidated operating results, financial condition, and liquidity/cash flows during the three-year period ended January 31, 1997 (i.e., Fiscal 1996, 1995 and 1994). This discussion should be read in conjunction with the Letter to Shareholders, financial statements, and financial statement footnotes included in this annual report.

     Net earnings for 1996 were $292.2 million or 3.4% of sales compared to $226.0 million or 3.2% for 1995; return on beginning assets was 8.2% compared to 7.3% for 1995; and return on beginning shareholders' equity was 17.6% compared to 15.9% for 1995. These increases were primarily the result of record sales and improved gross margin as discussed below.

OPERATIONS

    Record sales of $8.6 billion were achieved during 1996, a 22% increase over 1995 sales of $7.1 billion. Sales for 1995 were 16% higher than 1994 levels. Comparable store sales increased 7% in 1996 and were flat in 1995. The increases in sales are attributable to the Company's expansion program and comparable store sales growth. These sales increases are the result of a strategy employing an expanded inventory assortment, everyday competitive prices and an emphasis on customer service. The following table presents sales and store information:

                                                        Fiscal
                                           1996     1995     1994     1993

Sales (M)                                 $8,600   $7,075   $6,110   $4,538
Sales Increases                              22%      16%      35%      18%

Stores                                       402      365      336      311
Sales Floor Square Footage (M)              30.4     24.0     18.6     14.2
Average Store Size                           76K      66K      55K      46K



    Gross margin in 1996 increased to 25.9% from 24.9% in 1995. Both of these years were an improvement over the 24.8% posted in 1994. In 1996, the Company's Everyday Competitive Pricing Strategy was maintained with a special emphasis on careful pricing disciplines. As more large stores open each year, the expanded merchandise selection has improved gross margin together with the continued shift from contractor to retail sales. Additionally, the Company reduced its exposure in lower margin consumer electronics and is in the process of replacing these items with less seasonal, stronger margin products.

    LIFO charges were $1.4 million, $8.3 million and $435 thousand for 1996, 1995 and 1994, reducing gross margins by 1, 12 and 1 basis point, respectively.
Note 3 to the financial statements provides further information.

    Selling, General and Administrative (SG&A) expenses for 1996 were $1.4 billion or 16.2% of sales. SG&A in the two previous years was 15.9% and 15.4% of sales. The 1996 increase of 30 basis points primarily resulted from full achievement of annual bonus performance goals by management in 1996 compared to partial achievement in 1995. Additionally, prior to fiscal 1996, costs associated with relocating and closing stores that amounted to $13.8 and $19.7 million in 1995 and 1994, were charged against a restructuring reserve, established in 1991; in 1996, similar costs were expensed and had a negative 13 basis point impact.

    Store opening costs were $59.2 million for 1996. These costs were $49.6 and $40.7 million for 1995 and 1994, respectively. As a percentage of sales, store opening costs were 0.7% for all 3 years presented. These costs currently average about $900 thousand per store and are expensed as incurred.

    Depreciation, reflecting continuing fixed asset expansion, increased 32% to $198 million. There was a 37% and 36% increase for 1995 and 1994, respectively. Depreciation as a percentage of sales was 2.3% for 1996, 2.1% for 1995 and 1.8% for 1994. Approximately one-half of new stores opened in the last three years were leased. Of these leased locations, approximately 93%, 60% and 57% in 1996, 1995 and 1994 were under capital leases.

    Employee retirement plans for 1996 were $68.3 million or .8% to sales. This cost is consistent with .7% for 1995 and .8% for 1994. See Note 10 to the financial statements for further disclosure.

    Interest costs as a percent of sales were .6% for 1996 and .5% for 1995 and 1994. Interest totaled $49 million in 1996, $38 million in 1995 and
$27.9 million for 1994.    Interest costs as represented by capital leases
were $29.1, $16.9 and $7.4 million for 1996, 1995 and 1994, respectively.  See
Note 6 to the financial statements for particulars on long-term indebtedness and the discussion below on liquidity and capital resources.

    Income tax rates were 35.6%, 35.8% and 34.9% in 1996, 1995 and 1994, respectively. The lower rates in 1996 and 1994 were primarily due to utilization of available state net operating losses.

    Cash dividends paid to common shareholders were $34.7, $30.5 and $27.4 million in 1996, 1995 and 1994, respectively. The Company has paid cash dividends each quarter since becoming a public company in 1961. At January 31, 1997 there were 11,460 shareholders of record. Please refer to the Stock Performance Chart on page 38 for further details on dividends and stock performance.


BALANCE SHEET MANAGEMENT

    Effective inventory management stems from efficient logistics and distribution of merchandise assortments based on sales plans and forecasts. Inventory turnover (cost of sales divided by average inventory) is an often used performance measurement. In 1996 and 1995, the Company's inventory turned 4.3 times, compared to 4.7 turns in 1994. These turn rates were accomplished while the Company increased its square footage in its distribution centers from 1.9 million square feet at January 31, 1994 to 5.7 million square feet at January 31, 1997. In addition a new distribution center, having approximately 785,000 square feet, received inventory prior to year end in preparation for operation in early 1997.

    Accounts receivable were $118 million at January 31, 1997 compared to $113 million at January 31, 1996 and $109 million at January 31, 1995. A program was in effect through first quarter 1995 wherein the Company sold an undivided fractional interest in a designated pool of receivables. At January 31, 1995, the interest in receivables sold was $38.5 million. No receivables were sold at January 31, 1996 or 1997. Note 2 to the financial statements provides further information.

    Property, less accumulated depreciation increased 34% to $2.49 billion at January 31, 1997. At January 31, 1996 it increased 33% over January 31, 1995 levels. The majority of the increase stems from the Company's expansion program, including land, building, store equipment, fixtures and displays and investment in new state of the art distribution facilities.

    Other assets primarily consist of land and buildings relating to vacated stores which are available for sale or lease, investments in low income housing, and notes receivable relating to sales of excess properties. The vacated properties are carried at their estimated net realizable value. At January 31, 1997, the carrying value was approximately $27 million compared to $26 million one year ago and $42 million two years ago. Investments in low income housing at January 31, 1997 and 1996 were $13 million and at January 31, 1995, were $11 million. Notes receivable relating to sales of excess properties were $7.3 million at year-end, down $2.4 million from the previous year.

    Accounts payable, as a percentage of year-end inventory was 57% at January 31, 1997 compared to 52% at January 31, 1996 and 60% at January 31, 1995. The proportions reflect the result of changes in inventory product mix, sales velocity, and levels of purchases near year end.

    Long-term debt, excluding current maturities, at January 31, 1997 was $767.3 million, down 11% from January 31, 1996. This decrease resulted primarily from the conversion of $284.7 million principal of the Company's 3% Convertible Subordinated Notes offset by increased capital lease obligations of $182.7 million related to the Company's expansion program. The previous year had an increase of 27%.

    Shareholders' equity continues to finance the biggest portion of assets. Total shareholders' equity increased by $560.8 million in 1996 and financed 50% of assets at January 31, 1997. This compares to 46.6% at January 31, 1996 and 45.7% at January 31, 1995. (See Note 11 to the financial statements for further details and related comments under "financing activities" below.)


FINANCIAL MANAGEMENT

Liquidity and Capital Resources

    Primary sources of liquidity are cash flows from operating activities and certain financing activities. Net cash provided by operating activities was $543.0 million for 1996. This compared to $303.3 and $359.0 million for 1995 and 1994, respectively. Information on consolidated cash flows (operating, financing, and investing activities) is set forth in the Statements of Cash Flows on page 27.

    Working capital at January 31, 1997, was $502.9 million. This compared to $653.8 million at January 31, 1996 and $611.3 million at January 31, 1995.

    Financing activities in 1996 included the conversion of $284.7 million principal of 3% Convertible Subordinated Notes into common stock at a rate of
38.272 shares per each $1,000 principal and $17.7 million of scheduled debt repayments. In 1995, the Company issued $100 million aggregate (net $99 million) principal 6.375% Senior Notes and had scheduled debt repayments of $25.1 million. In 1994, the Company had $41.5 million of scheduled debt repayments.

    In 1994, the Company sold 10,350,000 shares of common stock. This transaction realized $315.7 million, net of the underwriting discount and other costs. The proceeds were used to finance the Company's expansion program and for general corporate purposes. At January 31, 1997, an uncommitted aggregate of $74 million was available under a $500 million shelf registration filed with the Securities and Exchange Commission (SEC) in 1994. During 1996, the Company filed with the SEC another shelf registration statement covering an additional $275 million of "unallocated" debt or equity
securities.   This leaves the Company with an uncommitted aggregate of $349 million available under shelf registrations filed with the SEC. These registrations enable the Company to issue common stock, preferred stock, senior unsecured debt securities, or subordinated unsecured debt securities.

    During 1996, 1995 and 1994, the Company entered into various leases for new store facilities. The majority of these leases were classified as capital leases, the result of which is to increase long-term debt. Amounts classified as capital leases (i.e. long-term debt) were $182.7, $96.9 and $104.2 million for 1996, 1995 and 1994, respectively.

    The Company has only limited involvement with derivative financial instruments, and does not use them for trading purposes. The Company enters into derivatives, exclusively interest rate swaps and caps, to lower funding costs or alter interest rate exposures for long-term liabilities. At January 31, 1997, the Company had 5 interest rate swap agreements outstanding with financial institutions, having notional amounts of $10 million each and a total notional amount of $50 million and was a party to 5 interest rate cap agreements, each with terms tied to the terms of the interest rate swap agreements. These interest rate swap and cap agreements will expire in 1997.

    Major uses of cash will continue to be investments in new store facilities. In 1996, capital investment was $860 million (cash outlays of $677 million plus capital leases of $183 million) which did not include operating leases of approximately $119 million. The Company's 1997 capital budget is targeted at $1.2 billion, inclusive of approximately $300 million of operating or capital leases. More than 80% of this planned commitment is for store expansion.

    Expansion plans for 1997 consist of approximately 60 to 65 new stores with about 70% in new markets and the balance being relocations of existing stores which will increase sales floor square footage by approximately 20%. Approximately one-half of the 1997 projects will be leased and one-half will be owned.

    A new distribution center, having approximately 785,000 square feet, will be operational in early 1997. At year end, the Company operated five distribution centers and twelve smaller support facilities.

    Present plans are to finance 1997's expansion program through funds from operations, leases and from external financing. (See related comments under "financing activities" above.)

    Short-term capital needs will be financed through utilization of the Company's bank credit agreements and commercial paper program. Formal bank credit agreements in place are discussed in Note 5 to the financial statements.

    The ratio of long-term debt to equity plus long-term debt was 25.7%, 34.3% and 32.4% with fixed charge coverage at 6.3, 5.8 and 6.8 for 1996, 1995 and
1994, respectively.   The decrease in long-term debt to equity plus long-term
debt in 1996 is primarily a result of the conversion of debt to equity discussed above.

OTHER

    General inflation has not had a material impact on the Company during the past three years. As noted above, the LIFO charge decreased to $1.4 in 1996 from $8.3 million in 1995, compared to the 1994 charge of $435 thousand. Overall inventory inflation was .15%, .79% and .07% for 1996, 1995 and 1994, respectively. Lumber products have experienced substantially more volatility than other merchandise categories, due to supply-demand variability, weather constraints, environmental concerns, etc. The inflation (deflation) rates for lumber and building materials were 3.6%, (3.2%) and (0.4%) for 1996, 1995 and 1994, respectively.



Page 24:

Disclosure Regarding Forward-Looking Statements

     This Annual Report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical facts included in the Annual Report, including certain statements in the "Shareholders' Letter," "Teamwork in Action" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and located elsewhere herein regarding the Company's financial position and business strategy, may constitute forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations (cautionary statements) are:
- The Company's sales are dependent on the general economic health of the country, variations in the number of new housing starts, the level of repairs, remodeling and additions to existing homes, commercial building activity, and the availability and cost of financing. An economic downturn can adversely affect sales because much of the Company's inventory is purchased for discretionary projects which can be deferred.
- The Company's expansion strategy may be impacted by environmental regulations, local zoning issues and delays, and more stringent land use regulations than it has traditionally experienced.
- Many of the Company's products are commodities whose price fluctuates erratically within an economic cycle, a condition true of lumber and plywood.
- The Company's business is highly competitive, and as it expands to larger markets the Company may face new forms of competition which do not exist in some of the markets it has traditionally served.
- The ability of the Company to continue its everyday competitive pricing strategy and provide the products that consumers desire depends on the vendor community providing a reliable supply of inventory at competitive prices.
- On a short-term basis, inclement weather may impact sales performance of certain product groups such as lawn and garden, lumber, and building materials.



Lowe's Leadership


Executive Officers and Management

Gregory M. Bridgeford - Senior Vice President and General Merchandise Manager Richard D. Elledge - Senior Vice President, Chief Accounting Officer and
                     Assistant Secretary
Lee Herring - Senior Vice President, Logistics
William L. Irons - Senior Vice President, Management Information Services
W. Cliff Oxford - Senior Vice President, Corporate and Human Development
Dale C. Pond - Senior Vice President, Marketing
David E. Shelton - Senior Vice President, Real Estate/Engineering &
                   Construction
Larry D. Stone - Executive Vice President, Store Operations
Robert L. Strickland - Chairman of the Board
Robert L. Tillman - President & Chief Executive Officer
William C. Warden, Jr. - Executive Vice President, General Counsel, Chief
                         Administrative Officer and Secretary
Gregory J. Wessling - Senior Vice President and General Merchandise Manager Thomas E. Whiddon - Executive Vice President and Chief Financial Officer

Corporate officers, Regional Staff and Departmental Management

Bruce Ballard - Vice President, The Contractor Yard, Inc.
Frank A. Beam - Regional Vice President
Kevin D. Bennett - Senior Corporate Counsel and Assistant Secretary Kenneth W. Black, Jr. - Controller
Douglas L. Bowen - Regional Vice President
Nick Canter - Regional Vice President
Jeffrey E. Gray - Senior Corporate Counsel and Assistant Secretary
R. Vaughn Hayes - Vice President, Store Planning
Arnold N. Lakey - Vice President, Credit Management
Michael K. Menser - Vice President, Logistics
W. Nathan Mitchell - Assistant Secretary, Senior Director of Accounting Kenneth A. Neal - Assistant Treasurer

James C. Neustadt - Vice President, Advertising
Robert A. Niblock - Vice President and Treasurer
Robert G. Oberosler - Vice President, Loss Prevention and Safety
William D. Pelon - Regional Vice President
K. Scott Plemmons - Vice President, Store Operations
Robert D. Skees - Vice President, Internal Audit
Don T. Stallings - Regional Vice President
John W Vining, Jr. - Vice President, Administration
William L. White - Regional Vice President
Karen R. Worley - Vice President, Managerial Accounting



Pages 25 - 36:

Consolidated Statements of Current and Retained Earnings
Lowe's Companies, Inc. and Subsidiary Companies
Dollars In Thousands, Except Per Share Data
Fiscal Years End on January 31 of Following Year

                                      Fiscal      %       Fiscal      %      Fiscal      %
                                       1996     Sales      1995     Sales     1994     Sales
Current Earnings
Net Sales                         $8,600,241   100.0%  $7,075,442  100.0% $6,110,521   100.0%

Cost of Sales                      6,376,482    74.1    5,312,195   75.1   4,597,977    75.2

Gross Margin                       2,223,759    25.9    1,763,247   24.9   1,512,544    24.8

Expenses:
Selling, General
 and administrative                1,395,523    16.2    1,127,333   15.9     941,079    15.4
Store Opening Costs                   59,159     0.7       49,626    0.7      40,727     0.7
Depreciation                         198,115     2.3      150,011    2.1     109,647     1.8
Employee Retirement Plans (Note 10)   68,289     0.8       46,130    0.7      49,687     0.8
Interest (Notes 7 and 16)             49,067     0.6       38,040    0.5      27,873     0.5

Total Expenses                     1,770,153    20.6    1,411,140   19.9   1,169,013    19.2

Pre-Tax Earnings                     453,606     5.3      352,107    5.0     343,531     5.6

Income Tax Provision (Note 9)        161,456     1.9      126,080    1.8     119,971     1.9

Net Earnings                        $292,150     3.4%    $226,027    3.2%   $223,560     3.7%

Shares Outstanding-Weighted Average  167,678              160,453            154,926

Earnings Per Common & Common
 Equivalent Share                      $1.74                $1.41              $1.44

Earnings Per Common Share -
 Assuming Full Dilution                $1.71                $1.36              $1.39


                                                Per                 Per                 Per
Retained Earnings (Notes 6 and 11)    Amount   Share       Amount  Share      Amount   Share

Balance at beginning of year        $988,447             $792,891            $596,764
Net Earnings                         292,150   $1.74      226,027   $1.41     223,560   $1.44
Cash Dividends                       (34,709) ($0.21)     (30,471) ($0.19)    (27,433) ($0.18)
Balance at end of year            $1,245,888             $988,447            $792,891


See accompanying notes to consolidated financial statements.





Consolidated Balance Sheets
Lowe's Companies, Inc. and Subsidiary Companies
Dollars in thousands

                                    January 31,    %    January 31,    %   January 31,   %
                                       1997     Total      1996     Total     1995     Total
Assets

  Current Assets:

  Cash and Cash Equivalents          $40,387     0.9%    $63,868     1.8%  $150,319     4.8%
  Short-Term Investments              30,103     0.7     107,429     3.0    118,155     3.8
  Accounts Receivable -Net (Note 2)  117,562     2.7     113,483     3.2    109,214     3.5
  Merchandise Inventory (Note 3)   1,605,880    36.2   1,267,077    35.6  1,132,282    36.5
  Deferred Income Taxes (Note 9)      19,852     0.4      19,168     0.5     18,129     0.6
  Other Current Assets                37,682     0.8      32,659     0.9     29,069     0.9

  Total Current Assets             1,851,466    41.7   1,603,684    45.0  1,557,168    50.1

  Property, Less Accumulated
    Depreciation (Notes 4 and 6)   2,494,396    56.3   1,858,274    52.3  1,397,713    45.0
  Long-Term Investments (Note 8)      35,615     0.8      41,059     1.2     83,459     2.7
  Other Assets                        53,477     1.2      53,369     1.5     67,652     2.2

  Total Assets                    $4,434,954   100.0% $3,556,386  100.0% $3,105,992   100.0%


Liabilities and Shareholders' Equity

  Current Liabilities:

  Short-Term Notes Payable (Note 5)  $80,905     1.8%    $16,617     0.5%    $1,903     0.1%
  Current Maturities of Long-Term
    Debt (Note 6)                     22,566     0.5      14,127     0.4     26,913     0.9
  Accounts Payable                   914,167    20.6     655,399    18.4    675,436    21.7
  Employee Retirement Plans (Note 10) 60,770     1.4      44,924     1.3     43,950     1.4
  Accrued Salaries and Wages          71,662     1.6      67,370     1.9     63,356     2.0
  Other Current Liabilities          198,461     4.5     151,494     4.2    134,334     4.4

  Total Current Liabilities        1,348,531    30.4     949,931    26.7    945,892    30.5

  Long-Term Debt, Excluding Current
    Maturities (Note 6)              767,338    17.3     866,183    24.4    681,184    21.9
  Deferred Income Taxes (Note 9)     101,609     2.3      83,557     2.3     49,211     1.6
  Accrued Store Restructuring Costs
    (Note 15)                              -       -           -       -      9,815     0.3

  Total Liabilities                2,217,478    50.0   1,899,671    53.4  1,686,102    54.3

  Commitments, Contingencies and
    Litigation (Notes 13 and 14)

  Shareholders' Equity (Notes 11 and 12):
  Preferred Stock - $5 Par Value,
      none issued                          -                   -                  -
  Common Stock - $.50 Par Value;
   Fiscal     Issued and Outstanding
    1996         173,403,639
    1995         160,918,046
    1994         159,527,389          86,702     2.0      80,459     2.3       79,764   2.6
  Capital in Excess of Par           903,661    20.3     596,828    16.7      554,838  17.9
  Retained Earnings                1,245,888    28.1     988,447    27.8      792,891  25.5
  Unearned Compensation-Restricted
    Stock Awards                     (18,434)   (0.4)     (8,076)   (0.2)      (5,949) (0.2)
  Unrealized Loss on Available
     For Sale Securities (Note 11)      (341)      -        (943)      -       (1,654) (0.1)

  Total Shareholders' Equity       2,217,476    50.0   1,656,715    46.6    1,419,890  45.7

  Total Liabilities and
    Shareholders' Equity          $4,434,954   100.0% $3,556,386   100.0%  $3,105,992 100.0%


See accompanying notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS
Lowe's Companies, Inc. and Subsidiary Companies
Dollars in Thousands
Fiscal Years End on January 31 of Following Year

                                                               Fiscal      Fiscal      Fiscal
                                                                1996        1995        1994
Cash Flows From Operating Activities:
     Net Earnings                                            $292,150    $226,027    $223,560
     Adjustments to Reconcile Net Earnings to Net
       Cash Provided By Operating Activities:
         Depreciation                                         198,115     150,011     109,647
         Amortization of Original Issue Discount                1,671       3,601       3,205
         Increase in Deferred Income Taxes                     17,043      32,924      18,108
         (Gain) Loss on Disposition/Writedown of
             Fixed and Other Assets                             9,892      (1,171)      5,924
         Decrease (Increase) in Operating Assets:
           Accounts Receivable - Net                           (4,079)     (4,269)    (60,714)
           Merchandise Inventory                             (338,803)   (134,795)   (278,575)
           Other Operating Assets                              (4,788)     (3,298)     31,170
         Increase (Decrease) in Operating Liabilities:
           Accounts Payable                                   258,768     (20,037)    208,158
           Employee Retirement Plans                           59,736      38,196      41,257
           Accrued Store Restructuring                                     (8,304)    (10,000)
           Other Operating Liabilities                         53,288      24,424      67,236
     Net Cash Provided by Operating Activities                542,993     303,309     358,976

Cash Flows from Investing Activities:
     Decrease (Increase) in Investment Assets:
       Short-Term Investments                                  98,754      18,538     (83,374)
       Purchases of Long-Term Investments                     (27,259)    (30,906)    (74,614)
       Proceeds from Sale/Maturity of Long-Term
           Investments                                         12,203      66,588      29,452
       Other Long-Term Assets                                   3,456      (2,656)     (2,438)
     Fixed Assets Acquired                                   (677,160)   (520,362)   (414,103)
     Proceeds from the Sale of Fixed and
         Other Long-Term Assets                                11,615      20,856      15,179
     Net Cash Used in Investing Activities                   (578,391)   (447,942)   (529,898)

Cash Flows from Financing Activities:
  Sources:
     Long-Term Debt Borrowings                                      -      98,959         500
     Net Increase in Short-Term Borrowings                     64,288      14,714           -
     Proceeds from Issuance of Common Stock                         -           -     315,697
     Stock Options Exercised                                        -          44       1,100
     Total Financing Sources                                   64,288     113,717     317,297
  Uses:
     Repayment of Long-term Debt                              (17,662)    (25,064)    (41,498)
     Net Decrease in Short-Term Borrowings                                               (378)
     Cash Dividend Payments                                   (34,709)    (30,471)    (27,433)
     Total Financing Uses                                     (52,371)    (55,535)    (69,309)
     Net Cash Provided by Financing Activities                 11,917      58,182     247,988

  Net Increase (Decrease) in Cash and Cash Equivalents        (23,481)    (86,451)     77,066
  Cash and Cash Equivalents, Beginning of Year                 63,868     150,319      73,253
  Cash and Cash Equivalents, End of Year                      $40,387     $63,868    $150,319

See accompanying notes to consolidated financial statements.
</TABLE



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
LOWE'S COMPANIES, INC. AND SUBSIDIARY COMPANIES
FISCAL YEARS ENDED JANUARY 31, 1997, 1996 AND 1995

NOTE 1 - Summary of Significant Accounting Policies:

The Company is one of America's largest retailers serving the do-it-yourself home improvement, home decor, and home construction markets. The Company serves customers in 402 stores in 24 states predominantly located in the eastern half of the United States. Below are those accounting policies considered to be significant.

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

Cash and Cash Equivalents - Cash and cash equivalents include cash on hand, demand deposits, and short-term investments with original maturities of three months or less when purchased.

Investments - The Company has a cash management program which provides for the investment of excess cash balances in financial instruments which have maturities of up to three years. Investments, exclusive of cash equivalents, with a maturity of one year or less from the balance sheet date are classified as short-term investments. Investments with maturities greater than one year are classified as long-term. Investments consist primarily of tax exempt notes and bonds, auction rate tax exempt securities, municipal preferred tax exempt stock and repurchase agreements.

The Company has classified all investment securities as available-for-sale and they are carried at fair value. Unrealized gains and losses on such securities are excluded from earnings and reported as a separate component of shareholders' equity, net of the related income taxes, until realized.

Derivatives - The Company does not use derivative financial instruments for trading purposes. Interest rate swap agreements, which are principally used by the Company in the management of interest rate exposure, are accounted for on an accrual basis. Income and expense are recorded in the same category as that arising from the related liability. Amounts to be paid or received under interest rate swap agreements are recognized as interest income or expense in the periods in which they accrue.

Premiums paid for purchased interest rate cap agreements are being amortized to interest expense over the terms of the caps. Unamortized premiums are included in other assets in the consolidated balance sheet. Amounts to be received under the cap agreements are accounted for on an accrual basis, and are recognized as a reduction of interest expense.

Accounts Receivable - The majority of the accounts receivable arise from sales to professional building contractors predominantly located in the eastern half of the United States. The allowance for doubtful accounts is based on historical experience and a review of existing receivables.

Sales generated through the Company's private label credit cards are not reflected in receivables. These credit card receivables are sold, with limited recourse, to an outside finance company.

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

Store Closing Costs - In fiscal 1996, the Company adopted Statement of
Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-
Lived Assets and for Long-Lived Assets to be Disposed of," (SFAS 121).  SFAS
121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets. Under provisions of the Statement, impairment losses are recognized when expected future cash flows are less than the assets' carrying value. At the time management commits to close or relocate a store location, the Company evaluates the carrying value of the assets in relation to its expected future cash flows. If the carrying value of the assets is greater than the expected future cash flows, a provision is provided for the impairment of the assets.

Prior to adoption of SFAS 121, the Company charged to expense, upon the closing or relocation of a store, costs considered to be unrecoverable, such as the book value of certain fixtures and equipment and the estimated loss on sale of land and buildings. There was no material effect on the financial statements resulting from the adoption of SFAS 121.

When a leased location closes, a provision is provided for the present value of future lease obligations, net of sublease income.

The estimated realizable value of closed store real estate owned is included in other assets. See note 15 regarding the store restructuring accrual in fiscal 1991.

Advertising - Costs associated with advertising are charged to operations as incurred. Advertising expenses were $99.8, $87.8 and $71.0 million for Fiscal
1996, 1995 and 1994, respectively.

Earnings Per Share - Earnings per share are calculated on the weighted average shares of common stock and dilutive common stock equivalents outstanding each year. The Company's 3% Convertible Subordinated Notes, which were called July
22, 1996, were potentially dilutive securities for purposes of calculating fully diluted earnings per share.


NOTE 2 - Accounts Receivable

Until termination in April 1995, the Company had an agreement to sell, with limited recourse, an undivided fractional interest in a designated pool of receivables. Under the agreement, as collections reduced previously sold interests in receivables, an interest in new receivables could be sold. At
January 31, 1995, the interest in receivables sold totaled $38.5 million. Due to hold-back provisions of the agreement, the Company was due $8.5 million at January 31, 1995 for interests sold. These receivables were included in Accounts Receivable - Net in the consolidated balance sheet. The costs associated with selling the interest in receivables were $.5 and $1.7 million for Fiscal 1995 and 1994, respectively. The Company maintained an allowance for doubtful accounts because it retained substantially the same risk of credit loss as if the receivables had not been sold.

The allowance for doubtful accounts was $2.3, $1.9 and $2.3 million at January
31, 1997, 1996 and 1995, respectively.


NOTE 3 - Merchandise Inventory:

If the FIFO method had been used, inventories would have been $74.6, $73.2 and $65.0 million higher at January 31, 1997, 1996 and 1995, respectively.


NOTE 4 - Property and Accumulated Depreciation:

Net property includes $421.9, $248.9 and $159.0 million in assets from capital leases at January 31,1997, 1996 and 1995, respectively.

Property is summarized below by major class:

                                                          January 31
                                                1997       1996        1995
(Dollars in Thousands)
Cost:

Land                                          $484,100   $355,701    $290,312
Buildings                                    1,324,323    939,120     686,737
Store, Distribution and Office Equipment     1,175,411    913,225     666,885
Leasehold Improvements                         120,269    109,850      98,217

Total Cost                                   3,104,103  2,317,896   1,742,151
Accumulated Depreciation and Amortization     (609,707)  (459,622)   (344,438)
Net Property (Note 13)                      $2,494,396 $1,858,274  $1,397,713


The estimated depreciable lives, in years, of the Company's property are:
buildings, 20 to 40; store and office equipment, 3 to 10; leasehold improvements, generally the life of the related lease.


NOTE 5 - Short-Term Borrowings and Lines of Credit:

The Company has a $300 million revolving credit facility with a syndicate of 13 banks. The facility has $200 million expiring November 27, 2001, with the remaining $100 million expiring November 26, 1997. The facility is used to support the Company's commercial paper program and for short-term borrowings.
Facility fees ranging from .06% to .075% are paid on the unused amount of these facilities. At January 31, 1997, there were no borrowings outstanding under this revolving credit facility.

Several banks have extended lines of credit aggregating $200.7 million for the purpose of issuing documentary letters of credit and standby letters of credit. These lines do not have termination dates but are reviewed periodically. Commitment fees from .12% to .50% per annum are paid on the amounts of standby letters of credit used. At January 31, 1997, outstanding letters of credit aggregated $86.1 million.

A $60 million revolving credit and security agreement, expiring in September
1997 and renewable annually, is available from a financial institution.  At
January 31, 1997, there was $59.9 million outstanding under this credit and security agreement and $67.1 million of the Company's accounts receivable were pledged as collateral.

In addition, $55 million is available, on an unsecured basis, for the purpose of short-term borrowings on a bid basis from various banks. These lines are uncommitted and are reviewed periodically by both the banks and the Company.
At January 31, 1997, there were no borrowings outstanding under these lines of credit.




NOTE 6 - Long-Term Debt:
                                            Fiscal Year
Debt                                         of Final         January 31
Category                  Interest Rates     Maturity   1997     1996     1995

(Dollars in Thousands)
Secured Debt1:
Industrial Revenue Bonds   3.55% to 6.27% *    2020   $5,497   $6,726   $7,997
Industrial Revenue Bonds 2          3.70% *    2005    5,400    8,000    8,800
Insurance Company Notes             6.75%      1998      161      286      414
Other Notes                         9.50%      2005      388      470      561
Unsecured Debt:
Medium Term Notes          6.50% to 8.20%      2022  249,985  249,979  249,972
Convertible Subordinated Notes 3                              255,554  254,505
Senior Notes4                       6.38%      2005   99,072   98,968
Bank Notes                                                      6,000   23,863
Capital Leases (Note 13)  6.12% to 13.17%      2033  429,401  254,327  161,985

Total Long-Term Debt                                 789,904  880,310  708,097
Less Current Maturities                               22,566   14,127   26,913

Long-Term Debt, Excluding
  Current Maturities                                $767,338 $866,183 $681,184


*  Interest rate varies as a percentage of prime rate or other interest index.
   Interest rates shown are as of January 31, 1997.
   Prime rate was 8.25% at January 31, 1997.

Debt maturities, exclusive of capital leases (see Note 13), for the next five
fiscal years are as follows (in millions):   1997, $13.0; 1998, $1.5; 1999,
$46.4; 2000, $74.2; 2001, $15.7.

Notes:

1  Real properties pledged as collateral for secured debt had net book values
   (in millions) at January 31, 1997, as follows:  industrial revenue bonds -
   $19.4; insurance company notes - $3.4; other notes - $2.1.

2 With certain restrictions, the floating rate demand industrial revenue bonds can be converted to a fixed interest rate based on a fixed interest index at the Company's option.

3  The Company's 3% Convertible Subordinated Notes with a conversion rate of
   38.272 shares of common stock per each $1,000 principal amount were called for redemption on July 22, 1996. During Fiscal 1996 (prior to the redemption date), 1995 and 1994, $284,724,000, $2,532,000 and $224,000 in
   principal of the Company's 3% Convertible Subordinated Notes were converted into 10,896,910, 96,904 and 8,570 shares of the Company's common stock, respectively. In addition, $20,000 in principal was redeemed at $910.78 per $1,000 during Fiscal 1996.

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


NOTE 7 - Derivative Financial Instruments:

Interest rate swaps allow the Company to raise long-term borrowings at fixed rates and swap them into variable rates for shorter durations. At January 31, 1997, the Company had 5 interest rate swap agreements outstanding with financial institutions, having notional amounts of $10 million each and a total notional amount of $50 million. Under the agreements, the Company will receive interest payments at an average fixed rate of 6.20% and will pay interest on the same notional amounts at a floating rate based on an interest rate index, which was 5.69% as of January 31, 1997. These interest rate swap agreements are scheduled to expire in 1997.

Interest rate cap agreements are used to reduce the potential impact of increases in interest rates on the interest rate swap agreements discussed above. At January 31, 1997, the Company was a party to 5 interest rate cap agreements, each with terms tied to the terms of the interest rate swap agreements. The agreements entitle the Company to receive from counterparties on a semi-annual basis the amounts, if any, by which the Company's interest payments on its $50 million notional amount of interest rate swap agreements exceed approximately 75 basis points over the fixed rate on each swap.

The Company is exposed to credit loss in the event of nonperformance by the counterparties to its interest rate swap and cap agreements. The Company anticipates that counterparties will be able to fully satisfy their obligations under the agreements. The counterparties consist of a number of financial institutions whose credit ratings were AA or better at the time the agreements were instituted. No collateral is held in relation to the agreements.




NOTE 8 - Disclosures about Fair Values of Financial Instruments:

The following are financial instruments whose estimated fair value amounts are different from their carrying amounts. Estimated fair values have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

(Dollars in Thousands)  January 31, 1997  January 31, 1996  January 31, 1995
                        Carrying  Fair    Carrying  Fair    Carrying   Fair
                        Amount    Value    Amount   Value    Amount    Value
Liabilities:
  Long-Term Debt:
   Convertible
    Subordinated Notes                    $255,554 $348,455 $254,505 $402,186
   Other               789,904  $818,508   624,756  670,313  453,592  456,914

Off-Balance Sheet Financial Instruments-
   Unrealized Gains (Losses)
   Interest Rate Swap
     Agreements                        84                758           (6,482)
   Interest Rate Cap
     Agreements                                            9            3,915

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



The amortized cost, gross unrealized gains and losses and fair values of investment securities, all of which are classified as available-for-sale securities, at January 31, 1997, 1996 and 1995 are as follows:

(Dollars in Thousands)
                                  Amortized   Gross Unrealized     Fair
      Type                           Cost     Gains     Losses     Value
Municipal Obligations              $19,514   $    1              $19,515
Adjustable Rate Preferred Stock     11,010              $(422)    10,588
Classified as Short-term            30,524        1      (422)    30,103

Municipal Obligations -
   Classified as Long-term          35,718      139      (242)    35,615

Total at January 31, 1997          $66,242     $140     $(664)   $65,718

Municipal Obligations           $   29,298   $    6   $    (1)   $29,303
Auction Rate and Adjustable
   Rate Preferred Stock             79,879   (1,761)   78,126
Classified as Short-term           109,177       14    (1,762)   107,429

Municipal Obligations               39,762      332       (35)    40,059
Auction Rate Preferred Stock         1,000                         1,000
Classified as Long-term             40,762      332       (35)    41,059

Total at January 31, 1996         $149,939     $346   $(1,797)  $148,488

Municipal Obligations             $ 33,234   $    1   $(  228) $  33,007
Auction Rate and Adjustable
   Rate Preferred Stock             86,476       13    (1,341)    85,148
Classified as Short-term           119,710       14    (1,569)   118,155

Municipal Obligations               50,944      989    (1,902)    50,031
Auction Rate Preferred Stock        33,500             (   72)    33,428
Classified as Long-term             84,444      989    (1,974)    83,459

Total at January 31, 1995         $204,154   $1,003   $(3,543)  $201,614

The proceeds from sales of available-for-sale securities were $15.1, $60.4 and $79.9 million for Fiscal 1996, 1995 and 1994, respectively.

Gross realized gains and (losses) on the sale of available-for-sale securities were $80 thousand and $(535) thousand for Fiscal 1996, $326 thousand and $(426) thousand for Fiscal 1995 and $112 thousand and $(836) thousand for Fiscal 1994.

Maturities of municipal obligations classified as long-term are $33.6 million after 1 year through 5 years, $0 after 5 years through 10 years and $2.1 million after 10 years.




NOTE 9 - Income Taxes:

(Dollars in Thousands)
Fiscal Years End on
January 31                      1996              1995              1994
of Following Year          Amount    %        Amount    %      Amount    %
                                  Statutory Rate Reconciliation

Pre-Tax Earnings          $453,606  100.0%  $352,107  100.0%  $343,531  100.0%

Federal Income Tax at
  Statutory Rate           158,762   35.0    123,237   35.0    120,236   35.0
State Income Taxes-Net
  of Federal Tax Benefit     7,968    1.8      8,093    2.3      4,248    1.2
Other                       (5,274)  (1.2)    (5,250)  (1.5)    (4,513)  (1.3)
Total Income Tax
  Provision               $161,456   35.6%  $126,080   35.8%  $119,971   34.9%

                                  Components of Income Tax Provision
Current
  Federal                 $135,075   83.7%   $86,347   68.5%  $ 98,432   82.0%
  State                      9,338    5.8      6,809    5.4      3,431    2.9
Total Current              144,413   89.5     93,156   73.9    101,863   84.9
Deferred
  Federal                   14,122    8.7     27,282   21.6     15,004   12.5
  State                      2,921    1.8      5,642    4.5      3,104    2.6
Total Deferred              17,043   10.5     32,924   26.1     18,108   15.1
Total Income Tax
  Provision               $161,456  100.0%  $126,080  100.0%  $119,971  100.0%


The tax effect of cumulative temporary differences and carryforwards that gave rise to the deferred tax assets and liabilities and the related valuation allowance at January 31, 1997, 1996 and 1995 is as follows (in thousands):





                               January 31, 1997               January 31, 1996                 January 31, 1995
                       Assets   Liabilities   Total     Assets   Liabilities   Total     Assets   Liabilities   Total
Accrued Excess
  Property and  Store
  Closing Costs       $13,966           -    $13,966    $6,245           -     $6,245    $17,077          -    $17,077
Insurance               9,470           -      9,470     6,725           -      6,725      4,568          -      4,568
Depreciation                -   $(117,779)  (117,779)        -    $(92,280)   (92,280)         -   $(67,461)   (67,461)
Property Taxes          5,371           -      5,371     4,859           -      4,859      6,230          -      6,230
Other, Net             17,081      (9,555)     7,526    17,156      (5,529)    11,627     14,265     (5,612)     8,653
Less Valuation
  Allowance              (311)          -       (311)   (1,565)          -     (1,565)      (149)         -       (149)
    Total             $45,577   $(127,334)  $(81,757)  $33,420    $(97,809)  $(64,389)   $41,991   $(73,073)  $(31,082)



The valuation allowance decreased $1,254,000, increased $1,416,000 and decreased $3,577,000 for Fiscal 1996, 1995 and 1994, respectively.


NOTE 10 - Employee Retirement Plans:

The Company's contribution to its Employee Stock Ownership Plan (ESOP) is determined annually by the Board of Directors. The ESOP covers all employees after completion of one year of employment and 1,000 hours of service during that year. Contributions are allocated to participants based on their eligible compensation relative to total eligible compensation. The Board authorized contributions totaling 14% of eligible compensation for Fiscal 1996 and 1995 and 13% of eligible compensation for Fiscal 1994. Contributions may be made in cash or shares of the Company's common stock and are generally made in the following fiscal year. ESOP expense for Fiscal 1996, 1995 and 1994 was $61.1, $40.1 and $44.8 million, respectively.

At January 31, 1997, the Employee Stock Ownership Trust held approximately 12.8% of the outstanding common stock of the Company and was its second largest shareholder.

Shares allocated to ESOP participants' accounts are voted by the trustee according to the participants' voting instructions. Unallocated shares and shares for which no voting instructions are received are voted by the trustee as directed by a management committee. At January 31, 1997, there were no unallocated shares.

The Board of Directors determines contributions to the Company's Employee Savings and Investment Plan (ESIP) each year based upon a matching formula applied to employee contributions. All employees are eligible to participate in the ESIP on the first day of the month following completion of one year of employment. Company contributions to the ESIP for Fiscal 1996, 1995 and 1994 were $7.2, $6.0 and $4.9 million, respectively. The Company's common stock is an investment option for participants in the ESIP. At January 31, 1997, the ESIP held approximately .9% of the outstanding common stock of the Company. Shares held in the ESIP are voted by the trustee as directed by an administrative committee of the ESIP.

The Company does not believe that it has any material liability for postemployment or postretirement benefits.

NOTE 11 - Shareholders' Equity:

Authorized shares of common stock were 700 million at January 31, 1997, 1996 and 1995.

Transactions affecting the shareholders' equity section of the consolidated balance sheets are summarized as follows:

(In Thousands)                Shares       (In Thousands)                                    Shareholders' Equity
                                                                                           Unrealized
                                                                               Unearned     Loss on
                                                    Capital in               Compensation   Available
                                           Common    Excess of    Retained    Restricted     For Sale     Total
                            Outstanding    Stock     Par Value    Earnings   Stock Awards   Securities    Equity
Balance January 31, 1994       147,887     $73,943    $202,962    $596,764                              $873,669
Net Earnings                                                       223,560                               223,560
Tax Effect of Non-qualified
  Stock Options Exercised (Note 12)                      2,344                                             2,344
Cash Dividends                                                     (27,433)                              (27,433)
Stock Sale                      10,350       5,175     310,522                                           315,697
Stock Options Exercised
  (Note 12)                        172          86       1,219                                             1,305
Stock Received for Exercise of
  Stock Options                     (6)         (3)       (202)                                             (205)
Stock Issued to ESOP (Note 10) 	    922         461      31,268                                            31,729
Conversion of 3% Notes               8           4         193                                               197
Shares issued to Directors           4           2         124                                               126
Unearned Compensation-Restricted
  Stock Awards (Note 12)           190          96       6,408                  $(5,949)                     555
Unrealized Loss on Available for Sale
  Securities, Net of Income
  Taxes of $886                                                                              $(1,654)      (1,654)
Balance January 31, 1995       159,527      79,764     554,838     792,891       (5,949)      (1,654)   1,419,890

Net Earnings                                                       226,027                                226,027
Tax Effect of Non-qualified
Stock Options Exercised (Note 12)                           25                                                 25
Cash Dividends                                                     (30,471)                               (30,471)
Stock Options Exercised (Note 12)    4           2          42                                                 44
Stock Issued to ESOP (Note 10)   1,182         591      36,631                                             37,222
Conversion of 3% Notes              97          49       2,183                                              2,232
Shares issued to Directors           4           2          93                                                 95
Unearned Compensation-Restricted
  Stock Awards (Note 12)           104          51       3,016                   (2,127)                      940
Unrealized Loss on Available for Sale
  Securities, Net of Income Tax
  Benefit of $378                                                                                711          711
Balance January 31, 1996       160,918      80,459     596,828     988,447       (8,076)        (943)   1,656,715

Net Earnings                                                       292,150                                292,150
Cash Dividends                                                     (34,709)                               (34,709)
Stock Issued to ESOP (Note 10)   1,215         607      43,283                                             43,890
Conversion of 3% Notes          10,897       5,448     251,350                                            256,798
Shares issued to Directors           4           2         135                                                137
Unearned Compensation-Restricted
  Stock Awards (Note 12)           370         186      12,065                  (10,358)                    1,893
Unrealized Loss on Available for Sale
  Securities, Net of Income Tax
  Benefit of $325                                                                                 602         602
Balance January 31, 1997      173,404      $86,702    $903,661  $1,245,888     $(18,434)        $(341) $2,217,476




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

The Company has a shareholder rights plan which provides for a dividend distribution of one preferred share purchase right on each outstanding share of common stock. Each purchase right will entitle shareholders to buy one unit of a newly authorized series of preferred stock. A shareholder's interest is not diluted by the effects of a stock dividend or stock split. At the time of adopting the rights plan, each unit was intended to be the equivalent of one share of common stock. The purchase rights will be exercisable only if a person or group acquires or announces a tender offer for 20% or more of Lowe's common stock. The purchase rights do not apply to the person or group acquiring the stock. The purchase rights will expire on September 19, 1998.


NOTE 12 - Stock Incentive Plans:

The Company has two stock incentive plans, referred to as the "1994" and "1997" Incentive Plans, under which incentive and non-qualified stock options, stock appreciation rights, restricted stock awards and incentive awards may be granted to key employees. The 1997 plan has been approved by the Board of Directors and is subject to shareholder approval at the Annual Meeting in May
1997.   No awards may be granted after January 31, 2004 under the 1994 plan and 2007 under the 1997 plan. Stock options generally have terms ranging from 5 to 10 years, vest evenly over 3 years and are assigned an exercise price of not less than the fair market value on the date of grant. At January 31, 1997, there were 576,990 and 4,910,000 (subject to shareholder approval) shares available for grants under the 1994 and 1997 plans, respectively.

Option information is summarized as follows:

Key Employee Stock Option Plans                        Weighted-average
                                      Shares       Exercise Price Per Share
                                 (in Thousands)
Outstanding January 31, 1994             154                         $7.117
  Granted                                 20                        $38.750
  Canceled or Expired                     (2)                        $6.375
  Exercised                             (152)                        $7.128

Outstanding January 31, 1995 and 1996     20                        $38.750
  Canceled or Expired                    (10)                       $38.750
  Granted                              1,215                        $39.125

Outstanding January 31, 1997           1,225                        $39.122

Exercisable January 31, 1997,
    expiring 2004                         10                        $38.750

Of the 1,225,000 options outstanding at January 31, 1997, the exercise prices per share range from $38.75 to $39.125 and their weighted-average remaining term is 4.8 years.

Stock appreciation rights are denominated in units, which are comparable to a share of common stock for purposes of determining the amount payable under an award. An award entitles the participant to receive the excess of the final value of the unit over the fair market value of a share of common stock on the first day of the performance period. The final value is the average closing price of a share of common stock during the last month of the performance period. Limits are established with respect to the amount payable on each unit. A total of 758,950 stock appreciation rights, with performance periods of three years and a maximum payout of $4,782,000, were outstanding at January 31, 1997. The costs of these rights are being expensed over the performance periods and have reduced pre-tax earnings by $1.0, $1.0 and $2.1 million in Fiscal 1996, 1995 and 1994, respectively.

Restricted stock awards of 388,550, 133,500 and 192,000, with per share weighted-average fair values of $33.139, $31.251 and $34.202, were granted to certain executives in Fiscal 1996, 1995 and 1994, respectively. These shares are nontransferable and subject to forfeiture for periods prescribed by the Company. These shares may become transferable and vested earlier based on achievement of certain performance measures. During Fiscal 1996, a total of 18,250 shares were forfeited and 35,000 shares became vested and transferable. At January 31, 1997, grants totaling 664,300 shares are included in Shareholder's Equity and are being amortized as earned over periods not exceeding seven years. Related amortization expense for Fiscal 1996, 1995 and 1994 was $1.9, $.6 and $.4 million, respectively.

The Company had a Non-Employee Directors' Stock Option Plan that expired at the end of Fiscal 1993. This Plan provided stock options to each outside Director following the Annual Meetings of 1989 through 1993. Options representing 140,000 shares were granted under this Plan of which options representing 56,000 shares have been exercised. The option price per share was $6.375 for Fiscal 1989, $10.906 for Fiscal 1990, $8.625 for Fiscal 1991,
$10.969 for Fiscal 1992 and $18.875 for Fiscal 1993.  At January 31, 1997,
options for 84,000 shares (expiration dates range from 1999 through 2003) were exercisable under the Non-Employee Directors' Stock Option Plan.

The Company has a Director's Stock Incentive Plan. This Plan provides that at the first Board meeting following each annual meeting of shareholders, the Company shall issue each non-employee Director 500 shares of common stock. Up to 25,000 shares may be issued under this Plan. In Fiscal 1996, 1995 and 1994, 4,000, 3,500 and 4,000 shares, respectively, were issued at under this Plan.

The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock options plans. Accordingly, no compensation expense has been recognized for stock-based compensation where the option price of the stock approximated the fair market value of the stock on the date of grant, other than for restricted stock grants and stock appreciation rights. No stock options were granted in fiscal 1995. Had compensation for Fiscal 1996 stock options granted been determined consistent with Statement of Financial Accounting Standards No.123 (SFAS 123), "Accounting for Stock-Based Compensation," the Company's net earnings and earnings per common share amounts for Fiscal 1996 would approximate the following proforma amounts (dollars in thousands except per share data):
                                                 As Reported   Proforma
Net Earnings                                       $292,150    $291,411
Earnings per Common & Common Equivalent Share      $   1.74    $   1.74
Earnings per Common Share - Assuming Full Dilution $   1.71    $   1.71

The fair value of each option granted during Fiscal 1996 is estimated as $16.99 on the date of grant using the Black-Scholes option-pricing model with the following assumptions: expected volatility of 38%, expected dividend yield of .2%; risk-free interest rate of 6%; and an expected life of 5 years. The effects of applying SFAS 123 in this proforma disclosure are not indicative of future amounts.




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

The future minimum rental payments required under capital and operating leases having initial or remaining noncancelable lease terms in excess of one year are summarized as follows:

                          Operating Leases          Capital Leases
Fiscal Year          Real Estate  Equipment    Real Estate  Equipment  Total
(Dollars in Thousands)

1997                  $56,366       $497       $  46,908       $197    103,968
1998                   56,364        325          46,790        193    103,672
1999                   50,648        278          46,780        193     97,899
2000                   49,595         56          46,798        120     96,569
2001                   49,338          -          46,817          -     96,155
Later Years           645,237          -         649,896          -  1,295,133

Total Minimum Lease
  Payments           $907,548*   $1,156         $883,989       $703 $1,793,396
Total Minimum Capital Lease Payments                   $884,692
Less Amount Representing Interest                       455,291

Present Value of Minimum Lease Payments                 429,401
Less Current Maturities                                   9,546

Present Value of Minimum
  Lease Payments,Less Current Maturities               $419,855

* Total minimum payments have not been reduced by minimum sublease rentals of $9.8 million to be received in the future under noncancelable subleases.

Rental expenses under operating leases for real estate and equipment were $59.2 million, $54.1 million and $40.2 million in Fiscal 1996, 1995 and 1994, respectively.




NOTE 14 - Commitments, Contingencies and Litigation:

The Company had purchase commitments at January 31, 1997, of approximately $43.5 million for land, buildings and construction of facilities, and $16.6 million for supplies and equipment.

The Company is a defendant in legal proceedings considered to be in the normal course of business and none of which, singularly or collectively, are considered material to the Company as a whole. Potential liability in excess of the Company's self-insured retention under these proceedings is covered by insurance.

The Company is subject to various environmental protection laws and regulations and is operating within such laws or is taking action aimed at assuring compliance with such laws and regulations. The Company has been identified as a potentially responsible party in connection with two landfill sites at which environmental damage is alleged. Management believes that it is a very remote possibility that any associated costs to the Company will have a material impact on the Company's financial condition or results of operations.


NOTE 15 - Store Restructuring:

In Fiscal 1991, the Company recorded a pre-tax fourth quarter charge of $71.3 million for the expected costs and expenses required to accelerate the Company's conversion from a chain of small stores to a chain of large stores. The charge included stores closed and relocated under the restructuring plan in the fourth quarter of Fiscal 1991 through Fiscal 1995. All costs associated with relocations and closings during 1994 and 1995 were charged against the restructuring accrual and did not have an effect on earnings. All such costs in Fiscal 1996 were included in selling, general and administrative expenses since the store restructuring accrual was depleted as of January 31, 1996.



NOTE 16 - Other Information:

(Dollars in Thousands)

Net interest expense is composed of the following:

Fiscal Years End on January 31 of  Following Year    1996      1995      1994
Long-Term Debt                                    $31,300   $34,536   $36,001
Capitalized Leases                                 29,076    16,872     7,436
Short-Term Debt                                     4,368     3,001     1,056
Amortization of Loan Costs                            403       296       295
Short-Term Interest Income                         (8,765)  (10,897)  (12,237)
Interest Capitalized                               (7,315)   (5,768)   (4,678)
Net Interest Expense                              $49,067   $38,040   $27,873

Supplemental Disclosures of Cash Flow Information:

Fiscal Years End on January 31 of  Following Year    1996      1995      1994

Cash Paid for Interest
  (Net of Amount Capitalized)                     $66,350   $55,231   $43,145
Cash Paid for Income Taxes                       $125,266   $77,858  $108,064

Noncash Investing and Financing Activities:

Fixed Assets Acquired under
  Capital Leases                                 $182,676   $96,948  $104,207
Common Stock Issued to ESOP (Note 10 and 11)       43,890    37,222    31,729
Common Stock Issued to Executives and
  Directors, net of Unearned Compensation           2,030     1,035       681
Common Stock Received for
  Exercise of Stock Options                             -         -       205
Conversion of Debt to Common Stock                256,798     2,232       197
Notes Received in Exchange
  for Property                                   $      -    $1,450    $6,067



Page 37:

SELECTED FINANCIAL DATA
LOWE'S COMPANIES, INC. AND SUBSIDIARY COMPANIES
(Dollars in Thousands, Except Per Share Data)

Fiscal Years End on January 31 of
  Following Year (Unaudited)        	1996         1995         1994         1993         1992
Selected Income Statement Data:
  Net Sales                    $8,600,241   $7,075,442   $6,110,521   $4,538,001	   $3,846,418
  Net Earnings                    292,150      226,027      223,560      131,786       84,720
  Earnings Per Share-Full Dilution   1.71         1.36         1.39          .89          .58
  Cash Dividends Per Share     $      .21   $      .19     $    .18      $   .16      $   .14

Selected Balance Sheet Data:
  Total Assets                 $4,434,954   $3,556,386   $3,105,992   $2,201,648	   $1,608,877
  Long-Term Debt, Including
  Current Maturities           $  789,904   $  880,310   $  708,097   $  641,880   $  335,283



Selected Quarterly Data (Unaudited) *
Three Months Ended              January 31    October 31      July 31      April 30

Fiscal 1996
  Net Sales                     $2,041,496   $2,193,239     $2,459,008	    $1,906,498
  Gross Margin                     552,301      566,166        628,792       476,500
  Net Earnings                      55,626       75,183        114,279        47,062
  Earnings Per Share-
    Full Dilution                 $    .32	    $     .43      	$     .67     $     .28

Fiscal 1995
  Net Sales                     $1,696,702    	$1,765,992    	$1,978,058    $1,634,690
  Gross Margin                     418,622       428,943       493,572	       422,110
  Net Earnings                      38,175        43,919        85,007        58,926
  Earnings Per Share-
    Full Dilution                 $    .23    $      .27     	$     .51     	$     .36

Fiscal 1994
  Net Sales                     $1,487,489    $1,579,005    $1,647,019    $1,397,008
  Gross Margin                     391,130       381,146       403,560       336,708
  Net Earnings                      46,265        54,191        71,351        51,753
  Earnings Per Share-
    Full Dilution                 $    .28	     $     .33    	$      .45    	$      .34

*  LIFO Adjustment:
Fiscal 1996 - The total LIFO effect for the year was a charge of $1.4 million. A charge of $10.5 million was made against earnings through the first nine months, resulting in a fourth quarter charge of $9.1 million.

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



Page 38:
Lowe's Quarterly Stock Price Range and Cash Dividend Payment

                 Fiscal 1996            Fiscal 1995            Fiscal 1994
          High    Low  Dividend   High   Low  Dividend   High   Low   Dividend
1st
 Quarter $36 1/4 $29 3/8 $.050    38 7/8 $27 1/2 $.045   $36 1/2 $27 3/4 $.040
2nd
 Quarter  39      28 5/8  .050    37 1/4  26      .045    37 3/4  30 1/2  .045
3rd
 Quarter  43 5/16 32 3/8  .050    37 7/8  26 1/4  .050    40 7/8  30      .045
4th
 Quarter $43 1/2 $31 5/8 $.055   $34 7/8 $27 7/8 $.050   $41 3/8 $33 1/8 $.045




Inside Back cover:
Lowe's Profile

Lowe's Companies, Inc. is the world's second largest home improvement retailer, serving the do-it-yourself home improvement, home decor, home repair, and home construction markets.

Lowe's 402 stores serve customers in 24 states located mainly in the East. In 1996 our average store did $22.2 million in sales. Our large stores averaged $26.1 million in sales.

At year-end, our retail sales space totaled approximately 30.4 million square feet. Our employees numbered 53,492.

Lowe's has been a publicly owned company since October 6, 1961. Our stock has been listed on the New York Stock Exchange since December 19, 1979; on the Pacific Stock Exchange since January 26, 1981; and on the London Stock Exchange since October 6, 1981. Shares are traded under the ticker symbol LOW.



Appendix to EXHIBIT 13
Graphic and Image Material

Page 1  Two Individual Pictures
One each of Robert L. Strickland and Robert L. Tillman


Page 12  Two Charts

Top Ten World Powers of DIY Retailing
Rank    Company          Country           1996 Sales
                                          US $Billions
 1   The Home Depot     United States        $19.54
 2   Lowe's             United States          8.60
 3   Castorama          France                 3.42*
 4   OBI                Germany                3.23
 5   Menard             United States          3.10
 6   Canadian Tire      Canada                 2.77
 7   Praktiker          Germany                2.43*
 8   Payless Cashways   United States          2.64
 9   Builders Square    United States          2.55
10   B&Q                United Kingdom       $ 2.48

Source:  National Home Center News
Conversion rates as of December 30, 1996
*Preliminary NHCN estimate


Lowe's Total Market Potential
Dollars in Billions
                 Home Center Market
       Building Contractor      Home Owner
         New
       Housing     R&R*      DIY     Durables     Total
2001e    $75.4     $46.4     $121.2    $73.6     $316.6
2000e     73.5      45.3      113.8     68.6      301.2
1999e     71.3      44.1      108.7     64.2      288.3
1998e     68.4      42.8      103.8     60.7      275.7
1997e     67.5      41.5       99.3     59.4      267.7
1996e     67.8      40.3       95.1     58.3      261.5
1995      62.0      37.3       90.1     54.7      244.1
1994      61.4      38.0       87.7     48.1      235.2
1993      52.3      35.6       79.3     40.7      207.9
1992      45.5      33.0       73.9     35.8      188.2
1991      38.9      31.6       68.4     33.6      172.5
1990      45.1      35.7       69.8     33.0      183.6
1985      40.3      25.4       53.1     25.1      143.9
1980      24.4      15.6       38.1     13.9       92.0
1977     $26.8     $10.7      $27.5    $10.0      $75.0

*R&R=Repair and Remodel  e=estimate  p=preliminary
Source:  Home Improvement Research Institute;  Management Horizons


Page 13

Graph
Home Ownership Rate vs. Mortgage Rate Trends
Illustrated on a quarterly basis through 4th quarter 1996

              Home Ownership %   Mortgage Rates
1994
  1st qtr           63.8 %             7.32 %
  2nd qtr           63.8               8.44
  3rd qtr           64.1               8.59
  4th qtr           64.2               9.10
1995
  1st qtr           64.2 %             8.81 %
  2nd qtr           64.7               7.95
  3rd qtr           65.0               7.69
  4th qtr           65.1               7.35
1996
  1st qtr           65.1 %             7.26 %
  2nd qtr           65.4               8.11
  3rd qtr           65.6               8.16
  4th qtr           65.4               7.70

Source:  Bureau of the Census, "Current Housing Reports";
         Department of Housing and Urban Development


Chart
Merchandise Sales Trends
Dollars in Millions

                                                                      Base Year
                            Change     1996       1995      1994        1990
Total Sales                  From   Total       Total      Total      Total
6-Year CGR                   1995   Sales  %    Sales  %   Sales  %   Sales  %
            Category
+10%  1.Structural Lumber    - 3%  $  815   9   $ 839  12  $ 930  15  $ 466  16
+12   2.Building Commodities
        & Millwork           +24    1,866  21   1,508  22  1,457  24    969  34
+39   3.Home Decor           +36      528   6     388   5    303   5     73   3
+19   4.Major Appliances/
        & Kitchens           +14      992  12     871  12    717  12    355  12
+30   5.Paint & Sundries     +31      645   8     493   7    386   6    133   5
+27   6.Plumbing             +28      776   9     607   9    480   8    185   7
+30   7.Electrical           +26      707   8     559   8    442   7    148   5
+32   8.Power Tools          +34      487   6     364   5    301   5     94   3
+28   9.Hardware             +28      493   6     386   5    290   5    110   4
+23  10.Nursery & Gardening  +19      728   8     610   9    497   8    213   8
+37  11.Outdoor Hardlines    +25      563   7     450   6    308   5     87   3
+20%    Totals               +22%  $8,600 100  $7,075 100 $6,111 100 $2,833 100



Page 18  Individual Pictures of the Directors

William A. Andres, John M. Belk, Carol A. Farmer, Paul Fulton, James F. Halpin, Leonard G. Herring, Petro Kulynych, Russell B. Long, Claudine B. Malone,
Robert G Schwartz, Robert L. Strickland, Robert L. Tillman

Page 19 Individual picture of Gordon Cadwgan with the following caption:

Gordon Cadwgan has been a true friend and trusted advisor to Lowe's ever since he helped take our company public in 1961. Through the decades his cool head and warm heart have been among our most valuable corporate assets. He retired from Lowe's board in 1996 and was elected director emeritus. We wish him all the benefits of a long and happy retirement.


Page 25  Two graphs below the statements of current and retained earnings.

1989-1995 Sales and Earnings*
Percent of Total Year -- A Six-Year Average

Quarter         Sales %     Earnings %
  1               23            23
  2               28            36
  3               25            23
  4               24            18
* 1991 is not included in the analysis
because the restructuring charge distorts results.


Comparable Store Sales1
Dollars in millions

                 Sales            %
Quarter      1996     1995     Change
  1         $1.540   $1.521      +1
  2          1.998    1.846      +8
  3          1.801    1.637     +10
  4          1.687    1.590      +6
1 Comparable store:  stores open more
than 1 year with comparable square footage.





Inside back cover   Map and Chart describing location of Lowe's stores.

  State         # of stores
Alabama            16
Arkansas            7
Delaware            3
Florida            14
Georgia            19
Iowa                3
Illinois           11
Indiana            18
Kentucky           19
Louisiana          13
Maryland           11
Michigan            6
Mississippi         7
Missouri            5
North Carolina     69
New York            1
Ohio               34
Oklahoma            8
Pennsylvania       17
South Carolina     24
Tennessee          25
Texas              23
Virginia           36
West Virginia      13