Form 10-K, Exhibit 13
period 1998-01-30
LOWES COMPANIES INC
filed 1998-04-27
CIK 60667

EXHIBIT 13

Inside front cover:

Company Profile

Lowe's Companies, Inc. is one of America's 25 largest retailers and a Fortune 200 company serving the home improvement, home decor, and home construction markets from approximately 450 stores located primarily in the eastern half of the United States. At the beginning of 1998, our employees numbered nearly 60,000 and our retail sales space totaled approximately 36.5 million square feet.

Lowe's has been selected by Fortune magazine as one of the "100 Best Companies to Work For in America" and is the only home improvement retailer to receive that distinction.

In late 1997 we proudly announced our commitment as a Gold Sponsor to the 1999 Special Olympics World Summer Games. The 10th Special Olympics World Games will be the largest sporting event in the world in 1999. Our goal is to provide all visiting athletes, coaches, volunteers, families and friends a memorable and enriching life experience.

Lowe's has been a publicly held company since October 10, 1961. Our stock is listed on the New York Stock Exchange, the Pacific Stock Exchange, and the London Stock Exchange with shares trading under the ticker symbol LOW.


Pages 1 - 3:

To Our Shareholders

In 1997, Lowe's got better at what we do well. We served more than thirty million customers, ringing up 200 million transactions. We topped $10 billion in sales and achieved record earnings of $357 million. In addition, during our 51st year we dedicated ourselves to acquiring a comprehensive understanding of our increasingly diverse customer base. As a result, we are now better able to provide the superior customer satisfaction that is essential to Lowe's continued growth and prosperity.

The Nineties have been a great platform from which to launch Lowe's into the new millennium. In this decade, so far, we have achieved a 20% compound sales growth rate and a 26% compound growth rate in net earnings. Those results have kept pace with the increase in our total square footage as we have transformed Lowe's into a chain of large home improvement warehouses. Although Lowe's has been around for half a century, 75% of our square footage is less than four years old. At the end of 1997 we had 289 large stores (80,000 square feet and larger) which accounted for 85% of our total 36.5 million square feet of selling space.

We have been completing new store projects (including relocations) at a rate of more than one per week. In 1997 we opened 42 new stores in new markets, taking Lowe's product assortment, customer service and great prices to millions of new customers. We also completed 24 "re-Lowe-cations," continuing the transformation that has yielded immediate sales and earnings growth from relocated stores.

We have opened four state-of-the-art regional distribution centers (RDC's) within the last four years, and a fifth is currently under construction. Every Lowe's store is now served by one of these high-tech, high-velocity RDC's, and we're ready to leverage our investment. We have refined our inventory and distribution systems so that we can get products to our customers faster while reducing costs.

As our expansion continues, we are leveraging our RDC's by taking Lowe's into selected metropolitan markets. New stores in Atlanta, Dallas, Jacksonville, and Tampa met with enthusiastic customer acceptance in 1997.

Our 1998 expansion will include between 75 and 80 new store projects, of which nearly 40% will be relocations of existing stores. Metro markets will be the target of more than half of Lowe's new market expansion over the next eighteen months, as we penetrate and aggressively develop metro areas with proximity to our RDC's.

Taking care of customers is our mandate and our mission. It sounds simple, but to get the job done we are using increasingly sophisticated methods of analysis, forecasting, and planning. Through our own research, as well as from prognosticators such as Yankelovich, Peters, Nesbitt, and the Home Improvement Research Institute, we have identified trends that seem destined to have a profound effect on Lowe's and our industry as we enter the next millennium. Of course, predicting the future is always a gamble, but it beats closing your eyes and hoping it will go away. And you can significantly better your odds by doing your homework.

Homework begins at home, so last year we intercepted more than 8,000 customers at the end of a Lowe's shopping experience and asked them to complete a comprehensive questionnaire. Their responses showed us where Lowe's is in tune with their evolving needs and desires, and where we could be serving them better.

Another highly effective source of customer feedback has been Lowe's Gold Advisory Board. Gold Card holders are customers who have earned a substantial credit line and shop our stores frequently. At least once every month, we randomly select a market and invite a group of these special customers to join a Lowe's district manager and members of top management, including myself, for dinner.

What we have learned in these sessions has confirmed and augmented our other research. There is great opportunity out there if we have the vision to identify trends, the wisdom to understand them, and the intellectual and financial capital to exploit them.

America is getting older. Not only are we living longer in better health, but Baby Boomers are pulling the age curve upward as they cross the half-century mark. With increasing age and affluence, consumers are less likely to be do-it-yourselfers and more inclined to delegate projects to those with professional skills and tools. Replacing windows or installing a new floor is not how some may choose to spend their valuable free time. They will hire professionals for lawn care, pest control, pool maintenance, and furnace and air conditioner servicing. This indicates a realignment in the patterns of product distribution. We see it as an opportunity.

Since 1950, the majority of the U.S. population has been female, but their current purchasing clout is a more recent development. Roughly half of the shoppers in Lowe's stores are female--and many male shoppers are influenced by women. Women initiate the majority of home improvement projects. They decide where to shop, and once inside the store they make virtually all the home decor decisions. They are also capable of carrying out projects themselves: the "Honey-Do" lists of yesteryear are simply "To-Do" lists today. Yet most of our industry's stores, packaging, staffing, advertising, and merchandising is targeted at men. We see this as another opportunity.

How are we responding to these opportunities? The initiatives that we are planning and implementing are detailed in the feature article which follows this letter, but in brief: we are focused on providing service and value as defined by our customers, as well as supplying an unsurpassed assortment at unbeatable prices in all product categories.


Our customers value solutions, and they like us to make things easy for them. That's why our strategic focus for 1998 includes greatly enhanced programs for special orders and installed sales. We are expanding our home decor offering to help customers achieve the look they want in every detail. We are building trust in Lowe's through high-quality, exclusive brands such as Top ChoiceTM Lumber. We are paying particular attention to commercial business customers, that group of professionals to whom the Baby Boomers are delegating so many home projects. We are also making our stores more productive through traffic-sensitive staffing schedules and improved systems for ordering and delivery.

We have recently added new expertise and perspective to our board of directors. Dr. Leonard Berry heads the Center for Retailing Studies at Texas A&M University and is an authority on services marketing; Peter Browning is President and COO of Sonoco, the global packaging company; and Richard Lochridge is a management consultant with experience helping companies to identify and seize opportunities for growth and development. As we welcome these experienced business leaders to our board, we also express our gratitude and appreciation to two outstanding board members who retired in 1997. Pete Kulynych was one of Lowe's founding directors and is now a director emeritus; Senator Russell Long, long-time chairman of the U.S. Senate Finance Committee, served on Lowe's board for ten years.

At the end of January 1998, Bob Strickland retired as Chairman of the Board of Directors. Bob was a member of Lowe's first management team, joining the Company in 1957 and serving on the Executive Committee and in the Office of the President before becoming chairman in 1978. We look forward to his continuing contribution as a member of the board.

Lowe's retailing sector is growing. In the past fifteen years, our industry has grown at a compound annual rate of 6.5%, from $55 billion to $142 billion. According to the Home Improvement Research Institute, growth is expected to continue at roughly 5% per year. We are the second largest player in our fragmented sector, where in 1997 the top three competitors still only accounted for roughly one quarter of total industry sales. We see a tremendous opportunity to win market share as the trend toward consolidation continues.

With our sharpened customer focus, we are confident that Lowe's is going where our customers want us to be. And putting customers first is good news for Lowe's shareholders, whose stake in Lowe's will also be customer driven.

Best wishes,

/s/Robert L. Tillman

Robert L. Tillman
Chairman of the Board, President
and Chief Executive Officer
April 24, 1998

Pages 14 and 15:

Lowe's Board of Directors

Robert L. Tillman, Chairman
Director since 1994, age 54. Chairman of the Board since January 1998, President and Chief Executive Officer since August 1996, having previously served as Senior Executive Vice President and Chief Operating Officer (1994-July 1996) and Executive Vice President-Merchandising (1991-1994), Chairman of Executive Committee of the Company. Other directorships: International Mass Retail Association, Arlington, Va., since 1996.

William A. Andres
Director since 1986, age 71. Chairman of Governance Committee, Member of Compensation Committee and Executive Committee of the Company. Previously Chairman of the Board and Chief Executive Officer (1976-1983), Chairman of Executive Committee (1983-1985) of Dayton Hudson Corporation (Retail Chain), Minneapolis, Minn. (Mr. Andres retired in September 1985.)

John M. Belk
Director since 1986, age 78. Chairman of Audit Committee, Member of Governance Committee of the Company. Chairman of the Board, Belk Stores Services, Inc. (Retail Department Stores), Charlotte, N.C., since 1980. Other directorships: Coca-Cola Bottling Company Consolidated, Charlotte, N.C., since 1972; Chaparral Steel, Midlothian, Tex., since 1987.

Leonard L. Berry, Ph.D.
Director since 1998, age 55. Member of Audit Committee and Governance Committee of the Company. Professor of Marketing, Holder of the J.C. Penney Chair in Retailing Studies, and Director of the Center for Retailing Studies, Texas A&M University, College Station, Tex., since 1982. Other directorships:
CompUSA Inc., Dallas, Tex., since 1993; Hastings Entertainment, Inc., Amarillo, Tex., since 1994; Council of Better Business Bureaus (Public Member), Arlinqton, Va., since 1995.

Peter C. Browning
Director since 1998, age 56. Member of Compensation Committee and Governance Committee of the Company. President and Chief Operating Officer, Sonoco Products Company (Global Packaging Company), Hartsville, S.C., since 1996 having previously served as Executive Vice-President (1993-1996) of that company; Director since 1995. Other directorships: Phoenix Home Life Mutual Ins. Co., Hartford, Conn., since 1989; Wachovia Corporation, Winston-Salem, N.C. since 1997.

Carol A. Farmer
Director since 1994, age 53. Member of Compensation Committee and Governance Committee of the Company. President, Carol Farmer Associates, Inc. (Trend Forecasting and Consulting), Boca Raton, Fla., since 1985. Other directorships: The Sports Authority, Inc., Ft. Lauderdale. Fla., since 1995.


Paul Fulton
Director since 1996, age 63. Member of Compensation Committee and Governance Committee of the Company. Chairman and Chief Executive Officer, Bassett Furniture Industries, Bassett, Va., since 1997; Director since 1993. Dean, Kenan-Flagler Business School, University of North Carolina, Chapel Hill, N.C., 1994-1997. President, Sara Lee Corporation (Manufacturer and Marketer of Consumer Products), Chicago, Ill., 1988-1993. Other directorships: Sonoco Products Company, Hartsville, S.C., since 1989; NationsBank Corporation, Charlotte, N.C., since 1993; The Cato Corporation, Charlotte, N.C., since 1994; Hudson Bay Company, Toronto, Ontario, since 1997.

James F. Halpin
Director since 1996, age 47. Member of Compensation Committee, Executive Committee and Governance Committee of the Company. President and Chief Executive Officer, CompUSA Inc. (Computer Superstores), Dallas, Tex. since 1993; President, HomeBase (Home Improvement Retail Chain), Irvine, Cal., 1990-1993. Other directorships: Interphase Corporation, Dallas, Tex., since 1995: Invincible Technologies Corp., Boston, Mass., since 1995; ToyBiz, Inc., New York, N.Y., since 1995.

Leonard G. Herring
Director since 1956, age 70. President and Chief Executive Officer 1978-July 1996, (Mr. Herring resigned as President and CEO effective August 1,1996 and retired as an employee of the Company January 31,1997), Member of Audit Committee and Executive Committee of the Company.

Richard K. Lochridge
Director since 1998, age 54. Member of Audit Committee and Governance Committee of the Company. President and Chief Executive Officer, Lochridge & Company (General Management Consulting Firm), Boston, Mass. since 1986. Other directorships: Dynatech Corporation, Burlington, Mass., since 1986; Hannaford Brothers Co., Portland, Me., since 1993.

Claudine B. Malone
Director since 1995, age 61. Member of Audit Committee and Governance Committee of the Company. President and Chief Executive Officer, Financial & Management Consulting, Inc., McLean, Va., since 1984. Other directorships:
Chairman, Federal Reserve Bank, Richmond, Va., since 1996 (Member since
1994); Dell Computer Corporation, Austin, Tex., since 1993; Hannaford Bros., Scarborough, Me., since 1991; Hasbro, Inc., Pawtucket, R.I., since 1992; Houghton Mifflin, Boston, Mass., since 1982; LaFarge Corporation, Reston, Va., since 1994; The Limited, Inc., Columbus, Oh., since 1982; Mallinckrodt Group Inc., St. Louis, Mo., since 1994; SAIC-Science Applications International Corporation, San Diego, Cal., since 1993; Union Pacific Resources Corporation, Fort Worth, Tex., since 1995.


Robert G. Schwartz
Director since 1973, age 70. Chairman of Compensation Committee, Member of Governance Committee of the Company. Director of Metropolitan Life Insurance Company, New York, N.Y., since 1980, having previously served as Chairman of the Board (1983-1993), President and Chief Executive Officer (1989-1993) of that company. (Mr. Schwartz retired in March 1993.) Other directorships:
Potlatch Corporation, Spokane, Wash., since 1973; Comsat Corporation, Bethesda, Md., since 1986; Mobil Corporation, Fairfax, Va. since 1987; The Reader's Digest Association, Inc., Pleasantville, N.Y., since 1989; Consolidated Edison Company of New York, New York, N.Y., since 1989; Lone Star Industries, Inc., Stamford, Conn., since 1994; Ascent Entertainment Group, Inc., Denver, Colo., since 1995.

Robert L. Strickland
Director since 1961, age 67. Chairman of the Board 1978-January 1998, (Mr. Strickland retired as an employee of the Company effective January 30, 1998), Member of Audit Committee and Executive Committee of the Company. Other directorships: Deputy Chairman, Federal Reserve Bank, Richmond, Va., since 1996; T. Rowe Price Associates, Inc., Baltimore, Md., since 1991; Hannaford Bros., Scarborough, Me., since 1994.


Page 16:

Disclosure Regarding Forward-Looking Statements

     This Annual Report includes "forward-looking statements " within the meaning of Section 27A of the Securities Act and Section 21 E of the Exchange Act. All statements other than statements of historical facts included in the Annual Report, including certain statements in the "Shareholders' Letter," "How Can We Help You Today?" "Looking Back on the Year 2000," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and located elsewhere herein regarding the Company's financial position and business strategy, may constitute forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations (cautionary statements) are:

* The Company's sales are dependent on the general economic health of the country, variations in the number of new housing starts, the level of repairs, remodeling and additions to existing homes, commercial building activity, and the availability and cost of financing. An economic downturn can adversely affect sales because much of the Company's products are purchased by consumers for discretionary projects, which can readily be deferred.

* The Company's expansion strategy may be impacted by environmental regulations, local zoning issues and delays, and more stringent land use regulations than it has traditionally experienced.

* Many of the Company's products are commodities whose price fluctuates erratically within an economic cycle, a condition especially true with respect to lumber and plywood.

* The Company's business is highly competitive, and as it expands to larger metropolitan markets the Company may face new forms of competition which do not exist in markets it has traditionally served.

* The ability of the Company to continue its everyday competitive pricing strategy and provide the products that consumers desire depends on the vendor community providing a reliable supply of inventory at competitive prices.

* On a short-term basis, inclement weather may impact sales performance of certain product groups such as lawn and garden, lumber, and building materials.

Page 17

Independent Auditors' Report
To the Board of Directors and Shareholders of Lowe's Companies, Inc.

     We have audited the accompanying consolidated balance sheets of Lowe's Companies, Inc. and subsidiaries as of January 30, 1998 and January 31, 1997, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three fiscal years in the period ended January 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Lowe's Companies, Inc. and subsidiaries at January 30, 1998 and January 31, 1997, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 30, 1998 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
Charlotte, North Carolina
February 19, 1998


Pages 18 - 20

Management's Discussion and Analysis of Financial Condition and Results of Operations


     This discussion summarizes the significant factors affecting the Company's consolidated operating results and liquidity and capital resources during the three-year period ended January 30, 1998 (i.e., fiscal 1997, 1996 and 1995). This discussion should be read in conjunction with the Letter to Shareholders, financial statements and financial statement footnotes included in this annual report.

     Net earnings for 1997 increased 22% to $357.5 million or 3.5% of sales compared to $292.2 million or 3.4% of sales for 1996. Return on beginning assets was 8.1% compared to 8.2% for 1996; and return on beginning shareholders' equity was 16.1% compared to 17.6% for 1996. This decrease in return on equity resulted primarily from an increase in equity during 1996 due to the conversion of outstanding convertible debt to common stock.

OPERATIONS

     The Company's sales were $10.1 billion during 1997, an 18% increase over 1996 sales of $8.6 billion. Sales for 1996 were 22% higher than 1995 levels. Comparable store sales increased 4% in 1997. Large store (stores exceeding 80,000 square feet) comparable sales increased 6% for the year. The increases in sales are attributable to the Company's store expansion and relocation program and comparable store sales growth. Comparable store sales increases are driven by the Company's continued strategy of employing an expanded inventory assortment, everyday competitive prices and an emphasis on customer service. The following table presents sales and store information:


                                                           Fiscal
                                                 1997       1996      1995
Sales (in millions)                             $10,137    $8,600    $7,075
Sales Increases                                     18%       22%       16%
Comparable Store Sales Increases                     4%        7%        -

At end of year:
Stores                                              446       402       365
Sales Floor Square Feet (in millions)              36.5      30.4      24.0
Average Store Size Square Feet (in thousands)        82        76        66

     Gross margin in 1997 increased to 26.5% from 25.9% in 1996. Both of these years were an improvement over the 24.9% posted in 1995. Adherence to careful pricing disciplines in the execution of the Company's everyday competitive pricing strategy continued to provide margin improvements. Also, changes in product mix resulting from the expanded merchandise selection available in larger stores has contributed to the improvements in gross margin. Additionally, the Company reduced its exposure in lower margin consumer electronics in 1996 replacing these items with less seasonal, stronger margin products. The Company recorded a LIFO credit of $7.0 million in 1997, compared to charges of $1.4 million and $8.3 million for 1996 and 1995, increasing gross margin for 1997 by 6 basis points, and decreasing gross margin for 1996 and 1995 by 1 and 12 basis points, respectively.

     Selling, General and Administrative (SG&A) expenses for 1997 were $1.7 billion or 16.6% of sales. SG&A in the two previous years was 16.2% and 15.9% of sales. The 1997 increase of 40 basis points primarily resulted from higher payroll levels at stores that were new or relocated and increased costs relating to relocating or closing stores. The 1996 increase of 30 basis points primarily resulted from higher payroll levels at new or relocated stores and from the full achievement of annual bonus performance goals by management in 1996 compared to partial achievement in 1995. The Company has completed a comprehensive analysis of the impact and costs relating to the year 2000 system conversions and has developed an implementation plan to address the issue. The impact of the conversions is not expected to have a significant effect on the Company's results of operations and the related costs are not estimated to be material.

     Store opening costs were $70.0 million for 1997. These costs were $59.2 and $49.6 million for 1996 and 1995, respectively, and were expensed as incurred. As a percentage of sales, store opening costs were 0.7% for each of the three years presented. These costs averaged approximately $1 million per store during 1997.

     Depreciation, reflecting continued fixed asset expansion, increased 22% to $241 million, compared to increases of 32% and 37% for 1996 and 1995, respectively. Depreciation as a percentage of sales increased slightly to 2.4% in 1997 from 2.3% in 1996 and 2.1% in 1995. Approximately 43% of new stores opened in the last three years were leased, of which approximately 30%,
93% and 64% in 1997, 1996 and 1995 were under capital leases. Property, less accumulated depreciation, increased to $3.01 billion at January 30, 1998 compared to $2.49 billion at January 31, 1997. The increase in property resulted primarily from the Company's expansion program, including land, building, store equipment, fixtures and displays and investment in new distribution facilities.

     Employee retirement plan expense for 1997 was $72 million or 0.7% to sales. This cost is consistent with 0.8% for 1996 and 0.7% for 1995.

     Interest costs as a percent of sales were 0.6% for 1997 and 1996, compared to 0.5% for 1995. Interest totaled $66 million in 1997, $49 million in 1996 and $38 million for 1995. Interest costs related to capital leases totaled $38.3, $29.1 and $16.9 million for 1997, 1996 and 1995, respectively. See the discussion below on liquidity and capital resources.

     Effective income tax rates were 36.0%, 35.6% and 35.8% in 1997, 1996 and 1995, respectively. The higher rate in 1997 was primarily due to available tax credits not growing at the same rate as earnings and from expansion into states with higher tax rates. The lower rate in 1996 was primarily due to utilization of available state net operating losses.



LIQUIDITY AND CAPITAL RESOURCES

     Primary sources of liquidity are cash flows from operating activities and certain financing activities. Net cash provided by operating activities was $664.9 million for 1997. This compared to $543.0 and $303.3 million for 1996 and 1995, respectively. The increases in net cash provided by operating activities for 1997 and 1996 are primarily related to increased earnings and smaller increases in inventory net of accounts payable from year to year. An increase in other operating liabilities also contributed to the 1996 increase in net cash provided by operations from 1995. Working capital at January 30, 1998 was $660.3 million compared to $502.9 million at January 31, 1997.

     Cash flows provided by financing activities were $221.8, $11.9 and $58.2 million in 1997, 1996 and 1995, respectively. The major cash components of financing activities in 1997 included issuance of $268 million aggregate principal amount of Medium Term Notes (MTN's) and $32.8 million of scheduled debt repayments. In 1996, financing activities primarily included proceeds from $64 million in short-term borrowings and $17.7 million of scheduled debt repayments. The major financing activity of 1996 was the noncash conversion of $284.7 million principal amount of 3% Convertible Subordinated Notes into common stock. In 1995, the Company issued $100 million aggregate principal amount of 6.375% Senior Notes and had scheduled debt repayments of $25.1 million. The ratio of long-term debt to equity plus long-term debt was 28.7%,
25.7% and 34.3% for 1997, 1996 and 1995, respectively.   The increase in the
debt to equity ratio in 1997 was primarily due to the issuance of the $268 million in MTN's mentioned earlier. The decrease in 1996 was primarily a result of the conversion of debt to equity.

     During 1997, the Company authorized the issuance of up to $350 million of MTN's. At January 30, 1998, the Company had sold $268 million aggregate principal of MTN's to investors with final maturities ranging from September 1, 2007 to May 15, 2037, at interest rates ranging from 6.07% to 7.61%. Approximately 37% of these MTN's may be put to the Company at the option of the holder on either the tenth or twentieth anniversary date of the issue. On February 9, 1998, the Company issued $300 million of 6.875% Debentures due February 15, 2028. The debentures may not be redeemed prior to maturity.

     The primary component of net cash used in investing activities continues to be new store facilities in connection with the Company's expansion plan. Cash acquisitions of fixed assets were $773, $677 and $520 million in 1997, 1996 and 1995, respectively. Financing and investing activities also include noncash transactions of capital leases for new store facilities and equipment, the result of which is to increase long-term debt and property. During 1997, 1996 and 1995, the Company acquired fixed assets (primarily new store facilities) under capital leases of $32.7, $182.7 and $96.9 million, respectively.

     At January 30, 1998, the Company has a $300 million revolving credit facility with a syndicate of ten banks, available lines of credit aggregating $206 million for the purpose of issuing documentary letters of credit and standby letters of credit and $80 million available, on an unsecured basis, for the purpose of short-term borrowings on a bid basis from various banks. At January 30, 1998, outstanding letters of credit aggregated $66.9 million. In addition, the Company has a $100 million revolving credit and security agreement from a financial institution with $98.1 million outstanding at January 30, 1998. Further, the Company has available for issuance under its "unallocated" shelf registration statement filed with the Securities and Exchange Commission $300 million of common stock, preferred stock and senior and subordinated unsecured debt securities.

     The Company has had only limited involvement with derivative financial instruments, and does not use them for trading purposes. The Company has entered into derivatives, exclusively interest rate swaps and caps, to lower funding costs or alter interest rate exposures for long-term liabilities. At January 30, 1998, the Company had no derivative financial instruments. At January 31, 1997, the Company had five interest rate swap agreements outstanding with financial institutions, having notional amounts of $10 million each and a total notional amount of $50 million and was a party to five interest rate cap agreements, each with terms tied to the terms of the interest rate swap agreements. These interest rate swap and cap agreements expired in 1997.

     The Company's major market risk exposure is the potential loss arising from changing interest rates and its impact on long-term investments and long-term debt. The Company's policy is to manage interest rate risks by maintaining a combination of fixed and variable rate financial instruments.
At January 30, 1998, long-term investments consisted of $35.2 million in municipal obligations, classified as available-for-sale securities. Although the fair value of these securities, like all fixed income securities, would fall if interest rates increase, the Company has the ability to hold its fixed income investments until maturity and not experience an adverse impact on earnings or cash flows. The following table summarizes the Company's market risks associated with long-term debt. The table presents principal cash out flows and related interest rates by fiscal year of maturity. Fair values included below were determined using quoted market rates or interest rates that are currently available to the Company on debt with similar terms and remaining maturities.



                                    Long-Term Debt Maturities by Fiscal Year
                                            (Dollars in Millions)
                                                                                     There-                   Fair
                                         1998     1999     2000     2001     2002     after      Total        Value
Fixed Rate                               $11.3    $96.4    $47.4    $29.5    $59.1    $810.7    $1,054.4   $1,139.7
 Average interest rate                    8.67%    7.32%    7.27%    8.23%    8.05%     7.94%

Variable Rate                            $ 1.1    $ 1.5    $ 0.4    $ 0.4    $ 0.4    $  2.9    $    6.7   $    6.7
 Average interest rate                    4.26%    3.99%    4.25%    4.25%    4.25%     3.76%

     The Company's 1998 capital budget is targeted at $1.4 billion, inclusive of approximately $400 million of operating or capital leases. More than 80% of this planned commitment is for store expansion. Expansion plans for 1998 consist of approximately 75 to 80 new stores with about 60% in new markets and the balance being relocations of existing stores the combination of which will increase sales floor square footage by approximately 20%. Approximately 30% of the 1998 projects will be leased and 70% will be owned. Additionally, the Company has entered into an agreement with a lessor to build a 1.17 million square foot distribution center in Pennsylvania which is expected to be operational in Spring 1999. This new distribution center includes a 195 thousand square foot specialty distribution center at the same site. At January 30, 1998, the Company operated four regional distribution centers and ten smaller support facilities. The Company believes that funds from operations, funds from debt issuances, leases and existing short-term credit agreements will be adequate to finance the 1998 expansion plan and other operating needs.

     General inflation has not had a material impact on the Company during the past three years. As noted above, the LIFO credit was $7.0 million in 1997 compared to charges of $1.4 million in 1996, and $8.3 million in 1995.
Overall inventory deflation was .99% for 1997.  There was overall inflation of
 .15% and .79% for 1996 and 1995, respectively.
     In June 1997, Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130) was issued. SFAS 130 will require disclosure of comprehensive income (which is defined as "the change in equity during a period excluding changes resulting from investments by shareholders and distributions to shareholders") and its components. SFAS 130 is effective for fiscal years beginning after December 15, 1997, with reclassification of comparative years. The Company will adopt SFAS 130 in the year ending January 29, 1999. Had the new standard been applied in 1997, there would have been no material difference between comprehensive and reported income.

     Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131) was also issued in June 1997. SFAS 131 is effective for the Company in the fiscal year ending
January 29, 1999.   SFAS 131 redefines how operating segments are determined
and requires disclosure of certain financial and descriptive information about a company's operating segments. Management does not believe that the adoption of SFAS 131 will have a material impact on the Company's current disclosures of its one operating segment, home improvement retailing.


Pages 22 - 32:

Lowe's Companies, Inc.

Consolidated Statements of Earnings
In Thousands, Except Per Share Data
Fiscal Years Ended on
                                              January 30,    %          January 31,    %        January 31,     %
                                                 1998      Sales           1997      Sales         1996       Sales

Net Sales                                    $10,136,890   100.0%       $8,600,241   100.0%     $7,075,442   100.0%
Cost of Sales                                  7,447,117    73.5         6,376,482    74.1       5,312,195    75.1

Gross Margin                                   2,689,773    26.5         2,223,759    25.9       1,763,247    24.9

Expenses:
Selling, General and administrative            1,683,000    16.6         1,395,523    16.2       1,127,333    15.9
Store Opening Costs                               69,999     0.7            59,159     0.7          49,626     0.7
Depreciation                                     240,880     2.4           198,115     2.3         150,011     2.1
Employee Retirement Plans (Note 10)               71,780     0.7            68,289     0.8          46,130     0.7
Interest (Notes 6 and 13)                         65,567     0.6            49,067     0.6          38,040     0.5

Total Expenses                                 2,131,226    21.0         1,770,153    20.6       1,411,140    19.9

Pre-Tax Earnings                                 558,547     5.5           453,606     5.3         352,107     5.0

Income Tax Provision (Note 11)                   201,063     2.0           161,456     1.9         126,080     1.8

Net Earnings                                    $357,484     3.5          $292,150     3.4%       $226,027     3.2%

Shares Outstanding-Weighted Average (Note 7)     174,277                   167,599                 160,377


Basic Earnings Per Share                           $2.05                     $1.74                   $1.41


Diluted Earnings Per Share                         $2.05                     $1.71                   $1.36

Cash Dividends Per Share                           $ .22                     $ .21                   $ .19

See accompanying notes to consolidated financial statements.



Lowe's Companies, Inc.

Consolidated Balance Sheets
In thousands
                                                   January 30,       %             January 31,       %
                                                     1998          Total             1997          Total
Assets

  Current Assets:

  Cash and Cash Equivalents                        $195,146         3.7%           $40,387          0.9%
  Short-Term Investments (Note 2)                    16,155         0.3             30,103          0.7
  Accounts Receivable - Net                         118,408         2.3            117,562          2.7
  Merchandise Inventory                           1,714,592        32.8          1,605,880         36.2
  Deferred Income Taxes (Note 11)                    34,116         0.7             19,852          0.4
  Other Current Assets                               31,185         0.6             37,682          0.8

  Total Current Assets                            2,109,602        40.4          1,851,466         41.7

  Property, Less Accumulated
    Depreciation (Notes 3 and 5)                  3,005,199        57.6          2,494,396         56.3
  Long-Term Investments (Note 2)                     35,161         0.7             35,615          0.8
  Other Assets                                       69,315         1.3             53,477          1.2

  Total Assets                                   $5,219,277       100.0%        $4,434,954        100.0%

Liabilities and Shareholders' Equity

  Current Liabilities:

  Short-Term Notes Payable (Note 4)                 $98,104         1.9%           $80,905          1.8%
  Current Maturities of Long-Term Debt (Note 5)      12,478         0.2             22,566          0.5
  Accounts Payable                                  969,777        18.7            914,167         20.6
  Employee Retirement Plans (Note 10)                64,669         1.2             60,770          1.4
  Accrued Salaries and Wages                         83,377         1.6             71,662          1.6
  Other Current Liabilities                         220,915         4.2            198,461          4.5

  Total Current Liabilities                       1,449,320        27.8          1,348,531         30.4

  Long-Term Debt, Excluding Current
    Maturities (Note 5)                           1,045,570        20.0            767,338         17.3
  Deferred Income Taxes (Note 11)                   123,778         2.4            101,609          2.3

  Total Liabilities                               2,618,668        50.2          2,217,478         50.0


  Shareholders' Equity (Notes 5 and 8):
  Preferred Stock - $5 Par Value, none issued             -                              -
  Common Stock - $.50 Par Value;
           Issued and Outstanding
    January 30, 1998         175,316
    January 31, 1997         173,404                 87,658         1.6             86,702          2.0
Capital in Excess of Par                            980,324        18.8            903,661         20.3
  Retained Earnings                               1,565,133        30.0          1,245,888         28.1
  Unearned Compensation-Restricted
    Stock Awards                                    (32,694)       -0.6            (18,434)        (0.4)
  Unrealized Gain (Loss) on Available-
     For-Sale Securities                                188           -               (341)           -

  Total Shareholders' Equity                      2,600,609        49.8          2,217,476         50.0

  Total Liabilities and
    Shareholders' Equity                         $5,219,277       100.0         $4,434,954        100.0%


See accompanying notes to consolidated financial statements.


Lowe's Companies, Inc.
Consolidated Statement of Shareholders' Equity
In Thousands


                                                                                                 Unrealized
                                                                                   Unearned    Gain/(Loss) on    Total
                                                     Capital in                  Compensation     Available     Share-
                                   Common Stock       Excess of     Retained      Restricted       For Sale    Holders'
                                 Shares    Amount     Par Value     Earnings     Stock Awards     Securities    Equity
Balance January 31,1995        159,527   $79,764      $554,838      $792,891     $ (5,949)       $(1,654)   $1,419,890

Net Earnings                                                         226,027                                   226,027
Tax Effect of
  Non-qualified Stock
    Options Exercised                                       25                                                      25
Cash Dividends                                                       (30,471)                                  (30,471)
Stock Options
  Exercised (Note 8)                 4         2            42                                                      44
Stock Issued to
  ESOP (Note 10)                 1,182       591        36,631                                                  37,222
Conversion of 3% Notes              97        49         2,183                                                   2,232
Shares issued to Directors           4         2            93                                                      95
Unearned Compensation-
  Restricted Stock
    Awards (Note 8)                104        51         3,016                     (2,127)                         940
Unrealized Gain on
  Available-for-Sale
    Securities, Net of
      Income Taxes of $378                                                                           711           711
Balance January 31, 1996       160,918    80,459       596,828       988,447       (8,076)          (943)    1,656,715

Net Earnings                                                         292,150                                   292,150
Cash Dividends                                                       (34,709)                                  (34,709)
Stock Issued to ESOP             1,215       607        43,283                                                  43,890
Conversion of 3% Notes          10,897     5,448       251,350                                                 256,798
Shares issued to Directors           4         2           135                                                     137
Unearned Compensation-
  Restricted Stock
    Awards (Note 8)                370       186        12,065                    (10,358)                       1,893
Unrealized Gain on
  Available-for-Sale
    Securities, Net of
      Income Taxes of $325                                                                           602           602
Balance January 31, 1997       173,404    86,702       903,661     1,245,888      (18,434)          (341)    2,217,476

Net Earnings                                                         357,484                                   357,484
Tax Effect of
  Non-qualified Stock
    Options Exercised                                       87                                                      87
Cash Dividends                                                       (38,239)                                  (38,239)
Stock Options
  Exercised (Note 8)                14         7           228                                                     235
Stock Issued to
  ESOP (Note 10)                 1,492       746        55,884                                                  56,630
Shares issued to Directors           4         2           155                                                     157
Unearned Compensation-
  Restricted Stock
    Awards (Note 8)                402       201        20,309                    (14,260)                       6,250
Unrealized Gain on
  Available-for-Sale
    Securities, Net of
      Income Taxes of $268                                                                           529           529
Balance January 30, 1998       175,316   $87,658      $980,324    $1,565,133     $(32,694)       $   188    $2,600,609

See accompanying notes to consolidated financial statements.


Lowe's Companies, Inc.

Consolidated Statements of Cash Flows
In Thousands
Fiscal Years Ended on
                                                                 January 30,        January 31,        January 31,
                                                                   1998               1997                1996
Cash Flows From Operating Activities:
     Net Earnings                                                 $357,484          $292,150            $226,027
     Adjustments to Reconcile Net Earnings to Net
       Cash Provided By Operating Activities:
         Depreciation                                              240,880           198,115             150,011
         Amortization of Original Issue Discount                       192             1,671               3,601
         Increase in Deferred Income Taxes                           7,637            17,043              32,924
         (Gain) Loss on Disposition/Writedown of
             Fixed and Other Assets                                 14,263             9,892              (1,171)
         Changes in Operating Assets and Liabilities:
           Accounts Receivable - Net                                  (846)           (4,079)             (4,269)
           Merchandise Inventory                                  (108,712)         (338,803)           (134,795)
           Other Operating Assets                                    6,732            (4,788)             (3,298)
           Accounts Payable                                         55,610           258,768             (20,037)
           Employee Retirement Plans                                60,527            59,736              38,196
           Other Operating Liabilities                              31,103            53,288              16,120
     Net Cash Provided by Operating Activities                     664,870           542,993             303,309

Cash Flows from Investing Activities:
     (Increase) Decrease in Investment Assets:
       Short-Term Investments                                       25,773            98,754              18,538
       Purchases of Long-Term Investments                          (15,384)          (27,259)            (30,906)
       Proceeds from Sale/Maturity of Long-Term
           Investments                                               4,811            12,203              66,588
     (Increase) Decrease in Other Long-Term Assets                  (5,472)            3,456              (2,656)
     Fixed Assets Acquired                                        (772,792)         (677,160)           (520,362)
     Proceeds from the Sale of Fixed and
         Other Long-Term Assets                                     31,183            11,615              20,856
     Net Cash Used in Investing Activities                        (731,881)         (578,391)           (447,942)

Cash Flows from Financing Activities:
     Long-Term Debt Borrowings                                     265,795                 -              98,959
     Net Increase in Short-Term Borrowings                          17,199            64,288              14,714
     Proceeds from Stock Options Exercised                             210                 -                  44
     Repayment of Long-Term Debt                                   (32,781)          (17,662)            (25,064)
     Cash Dividend Payments                                        (28,653)          (34,709)            (30,471)
     Net Cash Provided by Financing Activities                     221,770            11,917              58,182

  Net Increase (Decrease) in Cash and Cash Equivalents             154,759           (23,481)            (86,451)
  Cash and Cash Equivalents, Beginning of Year                      40,387            63,868             150,319
  Cash and Cash Equivalents, End of Year                          $195,146           $40,387             $63,868

See accompanying notes to consolidated financial statements.



LOWE'S COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FISCAL YEARS ENDED JANUARY 30, 1998, JANUARY 31, 1997 AND 1996

NOTE 1 - Summary of Significant Accounting Policies:

The Company is one of the largest retailers serving the do-it-yourself home improvement, home decor, and home construction markets in the United States. The Company serves customers in 446 stores in 25 states predominantly located in the eastern half of the United States. Below are those accounting policies considered to be significant.

Fiscal Year - Effective February 1, 1997, the Company adopted a 52 or 53 week fiscal year, changing the year end date from January 31 to the Friday nearest January 31. The fiscal year ended January 30, 1998 had 52 weeks. All references herein for the years 1997, 1996 and 1995 represent the fiscal years ended January 30, 1998 and January 31, 1997 and 1996, respectively.

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

Investments - The Company has a cash management program which provides for the investment of excess cash balances in financial instruments which have maturities of up to five years. Investments, exclusive of cash equivalents, with a maturity of one year or less from the balance sheet date are classified as short-term investments. Investments with maturities greater than one year are classified as long-term. Investments consist primarily of tax-exempt notes and bonds, municipal preferred tax-exempt stock and repurchase agreements.

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

Premiums paid for purchased interest rate cap agreements are amortized to interest expense over the terms of the caps. Unamortized premiums are included in other assets in the consolidated balance sheet. Amounts to be received under the cap agreements are accounted for on an accrual basis, and are recognized as a reduction of interest expense. The Company had no derivative financial instruments at January 30, 1998.

Accounts Receivable - The majority of the accounts receivable arise from sales to professional building contractors. The allowance for doubtful accounts is based on historical experience and a review of existing receivables. The allowance for doubtful accounts was $1.6 and $2.3 million at January 30, 1998 and January 31, 1997, respectively.

Sales generated through the Company's private label credit card are not reflected in receivables. Under an agreement with Monogram Credit Card Bank of Georgia (the Bank), a wholly owned subsidiary of General Electric Capital Corporation, consumer credit is extended directly to customers by the Bank and all credit program related services are performed directly by the Bank.

Merchandise Inventory - Inventory is stated at the lower of cost or market. In an effort to more closely match cost of sales and related sales, cost is determined using the last-in, first-out (LIFO) method. Included in inventory cost are administrative, warehousing and other costs directly associated with buying, distributing and maintaining inventory in a condition for resale.

If the FIFO method had been used, inventories would have been $67.6 and $74.6 million higher at January 30, 1998 and January 31, 1997, respectively.

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

Leases - Assets under capital leases are amortized in accordance with the Company's normal depreciation policy for owned assets or over the lease term if shorter and the charge to earnings is included in depreciation expense in the consolidated financial statements.

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

Store Closing Costs - Losses related to impairment of long-lived assets and for long-lived assets to be disposed of are recognized when expected future cash flows are less than the assets' carrying value. At the time management commits to close or relocate a store location, the Company evaluates the carrying value of the assets in relation to its expected future cash flows.
If the carrying value of the assets is greater than the expected future cash flows, a provision is provided for the impairment of the assets. When a leased location closes, a provision is provided for the present value of future lease obligations, net of anticipated sublease income.

The estimated realizable value of closed store real estate is included in other assets.

Advertising - Costs associated with advertising are charged to operations as incurred. Advertising expenses were $125.6, $99.8 and $87.8 million for 1997, 1996 and 1995, respectively.

Recent Accounting Pronouncements - In June 1997, Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130) was issued. SFAS 130 will require disclosure of comprehensive income (which is defined as "the change in equity during a period excluding changes resulting from investments by shareholders and distributions to shareholders") and its components. SFAS 130 is effective for fiscal years beginning after December 15, 1997, with reclassification of comparative years. The Company will adopt SFAS 130 in the year ending January 29, 1999. Had the new standard been applied in 1997, there would have been no material difference between comprehensive and reported income.

Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131) was also issued in June 1997. SFAS 131 is effective for the Company in the fiscal year ending
January 29, 1999.   SFAS 131 redefines how operating segments are determined
and requires disclosure of certain financial and descriptive information about a company's operating segments. Management does not believe that the adoption of SFAS 131 will have a material impact on the Company's current disclosures of its one operating segment, home improvement retailing.


NOTE 2 - Investments:

The amortized cost, gross unrealized holding gains and losses and fair values of investment securities, all of which are classified as available-for-sale securities, at January 30, 1998 and January 31, 1997 are as follows:

                                   Amortized     Gross Unrealized        Fair
             Type                   Cost        Gains       Losses       Value
(In Thousands)
Municipal Obligations              $14,557          -           -      $14,557
Adjustable Rate Preferred Stock      1,614          -        $(16)       1,598
Classified as Short-Term            16,171          -         (16)      16,155

Municipal Obligations -
   Classified as Long-Term          34,904       $291         (34)      35,161

Total at January 30, 1998          $51,075       $291        $(50)     $51,316


Municipal Obligations              $19,514     $    1           -      $19,515
Adjustable Rate Preferred Stock     11,010          -       $(422)      10,588
Classified as Short-Term            30,524          1        (422)      30,103

Municipal Obligations -
   Classified as Long-Term          35,718        139        (242)     $35,615

Total at January 31, 1997          $66,242       $140       $(664)     $65,718

The proceeds from sales of available-for-sale securities were $14.3, $15.1 and
$60.4 million for 1997, 1996 and 1995, respectively. Gross realized gains and (losses) on the sale of available-for-sale securities were $89 thousand and $(26) thousand for 1997, $80 thousand and $(535) thousand for 1996 and $326 thousand and $(426) thousand for 1995. Municipal obligations classified as long-term at January 30, 1998 will mature in 1 to 5 years.


NOTE 3 - Property and Accumulated Depreciation:


Property is summarized below by major class:
                                               January 30,     January 31,
                                                    1998            1997
(In Thousands)
Cost:
Land                                         $   711,930     $   484,100
Buildings                                      1,533,954       1,324,323
Store, Distribution and Office Equipment       1,393,718       1,175,411
Leasehold Improvements                           155,392         120,269

Total Cost                                     3,794,994       3,104,103
Accumulated Depreciation and Amortization       (789,795)       (609,707)
Net Property                                  $3,005,199      $2,494,396

The estimated depreciable lives, in years, of the Company's property are: buildings, 20 to 40; store, distribution and office equipment, 3 to 10; leasehold improvements, generally the life of the related lease.

Net property includes $438.4 and $421.9 million in assets under capital leases at January 30, 1998 and January 31, 1997, respectively.


NOTE 4 - Short-Term Borrowings and Lines of Credit:

The Company has a $300 million revolving credit facility with a syndicate of 10 banks. The facility has $100 million expiring November 1998, with the remaining $200 million expiring November 2001. The facility is used to support the Company's commercial paper program and for short-term borrowings. Facility fees ranging from .06% to .075% are paid on the unused amount of these facilities. At January 30, 1998, there were no borrowings outstanding under this revolving credit facility.

Several banks have extended lines of credit aggregating $206 million for the purpose of issuing documentary letters of credit and standby letters of credit. These lines do not have termination dates but are reviewed periodically. Commitment fees ranging from .085% to .50% per annum are paid on the amounts of standby letters of credit used. At January 30, 1998, outstanding letters of credit aggregated $66.9 million.

A $100 million revolving credit and security agreement, expiring in September 1998 and renewable annually, is available from a financial institution. At January 30, 1998, there was $98.1 million outstanding under this credit and security agreement and $105.3 million of the Company's accounts receivable were pledged as collateral.

In addition, $80 million is available, on an unsecured basis, for the purpose of short-term borrowings on a bid basis from various banks. These lines are uncommitted and are reviewed periodically by both the banks and the Company. At January 30, 1998, there were no borrowings outstanding under these lines of credit.


NOTE 5 - Long-Term Debt:
                                           Fiscal Year
                                           of Final    January 30,  January 31,
Debt Category              Interest Rates  Maturity         1998         1997

(In Thousands)
Secured Debt:1
Industrial Revenue Bonds   3.55% to 6.46% *    2020      $  4,314     $  5,497
Industrial Revenue Bonds 2          4.25% *    2005         2,700        5,400
Insurance Company Notes             6.75%      1998             4          161
Other Notes                8.00% to 9.50%      2005         2,497          388
Unsecured Debt:3
Medium Term Notes 4        6.50% to 8.20%      2037       504,787      249,985
Senior Notes                        6.38%      2005        99,177       99,072
Capital Leases            6.58% to 13.31%      2033       444,569      429,401

Total Long-Term Debt                                    1,058,048      789,904
Less Current Maturities                                    12,478       22,566

Long-Term Debt, Excluding
  Current Maturities                                   $1,045,570     $767,338

Interest rate varies as a percentage of prime rate or other interest index. Interest rates shown are as of January 30, 1998. Prime rate was 8.5% at January 30, 1998.

Debt maturities, exclusive of capital leases, for the next five fiscal years
are as follows (in millions):   1998, $1.6; 1999, $86.0; 2000, $34.9; 2001,
$15.8; 2002, $43.9.

The Company is party to certain capital lease agreements which may limit its ability to declare dividends under certain circumstances.

Notes:

1 Real properties pledged as collateral for secured debt had net book values (in millions) at January 30, 1998, as follows: industrial revenue bonds - $13.9; insurance company notes - $3.3; other notes - $6.0.

2 With certain restrictions, the floating rate demand industrial revenue bonds can be converted to a fixed interest rate based on a fixed interest index at the Company's option.

3 On February 9, 1998, the Company issued $300 million of 6.875% Debentures due February 15, 2028. The debentures were issued at an original price of $987.20 per $1,000 principal amount, which represented an original issue discount of .405% payable at maturity and an underwriters' discount of .875%. The debentures may not be redeemed prior to maturity.

4 During 1997, the Company sold $268 million aggregate principal of Medium-Term Notes (MTN's) to investors with final maturities ranging from September 1, 2007 to May 15, 2037, at interest rates ranging from 6.70% to 7.61%. Approximately 37% of these MTN's may be put at the option of the holder on either the tenth or twentieth anniversary date of the issue.


NOTE 6 - Financial Instruments:

At January 30, 1998, the Company had no derivative financial instruments.

In prior years, interest rate swaps allowed the Company to raise long-term borrowings at fixed rates and swap them into variable rates for shorter durations. At January 31, 1997, the Company had 5 interest rate swap agreements outstanding with financial institutions, having notional amounts of $10 million each and a total notional amount of $50 million. Under the agreements, the Company received interest payments at an average fixed rate of 6.20% and paid interest on the same notional amounts at a floating rate based on an interest rate index, which was 5.69% as of January 31, 1997. These interest rate swap agreements expired in 1997.

Interest rate cap agreements were used to reduce the potential impact of increases in interest rates on the interest rate swap agreements discussed above. At January 31, 1997, the Company was a party to 5 interest rate cap agreements, each with terms tied to the terms of the interest rate swap agreements. The agreements entitled the Company to receive from counterparties on a semi-annual basis the amounts, if any, by which the Company's interest payments on its $50 million notional amount of interest rate swap agreements exceed approximately 75 basis points over the fixed rate on each swap.

The Company was exposed to credit loss in the event of nonperformance by the counterparties to its interest rate swap and cap agreements. The counterparties were able to fully satisfy their obligations under the agreements. The counterparties consisted of a number of financial institutions whose credit ratings were AA or better at the time the agreements were instituted. No collateral was held in relation to the agreements.

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

                            January 30, 1998            January 31, 1 997
                         Carrying          Fair       Carrying        Fair
(In Thousands)             Amount          Value        Amount        Value
Liabilities:
   Long-Term Debt      $1,058,048     $1,146,434      $789,904     $818,508

Long-term debt - Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt issues that are not quoted on an exchange.

Interest rate swap agreements - The fair value of interest rate swaps are the amounts at which they could be settled, based on estimates obtained from dealers. There were no off-balance sheet financial instruments at January 30, At January 31, 1997, the fair value of interest rate swap agreements $84 thousand.


NOTE 7 - Earnings Per Share:

In February 1997, Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS 128) was issued. In accordance with SFAS 128, the Company has retroactively adopted the new standard in the quarter and year ended January 30, 1998. SFAS 128 requires dual presentation of basic and diluted earnings per share (EPS) on the face of the consolidated statement of earnings and a reconciliation of the components of the basic and diluted EPS calculations in the notes to the financial statements. Basic EPS excludes dilution and is computed by dividing net earnings by the weighted-average number of common shares outstanding for the period. Diluted EPS is similar to fully diluted EPS pursuant to Accounting Principles Board (APB) Opinion No.
15. Following is the reconciliation of EPS for fiscal years 1997, 1996 and
16. 1995.



(In Thousands, Except Per Share Data)

                                         1997            1996            1995
Basic Earnings per Share:
Net Earnings                         $357,484        $292,150        $226,027
Weighted Average Shares
     Outstanding                      174,277         167,599         160,377

Basic Earnings per Share                $2.05           $1.74           $1.41

Diluted Earnings per Share:
Net Earnings                         $357,484        $292,150        $226,027
Interest (After Taxes) on
     Convertible Debt                       -           3,620           7,589
Net Earnings, as Adjusted            $357,484        $295,770        $233,616
Weighted Average Shares
     Outstanding                      174,277         167,599         160,377
Dilutive Effect of Stock Options          103              79              76
Dilutive Effect of Convertible Debt         -           5,006          10,898
Weighted Average Shares,
     as Adjusted                      174,380         172,684         171,351

Diluted Earnings per Share              $2.05           $1.71           $1.36





NOTE 8 - Shareholders' Equity:

Authorized shares of common stock were 700 million at January 30, 1998 and January 31, 1997 and 1996.

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

The Company has two stock incentive plans, referred to as the "1994" and "1997" Incentive Plans, under which incentive and non-qualified stock options, stock appreciation rights, restricted stock awards and incentive awards may be granted to key employees. No awards may be granted after January 31, 2004 under the 1994 plan and 2007 under the 1997 plan. Stock options generally have terms ranging from 5 to 10 years, vest evenly over 3 years and are assigned an exercise price of not less than the fair market value on the date of grant. At January 30, 1998, there were 23,790 and 4,303,750 shares available for grants under the 1994 and 1997 plans, respectively.

Option information is summarized as follows:


Key Employee Stock Option Plans                           Weighted-average
                                         Shares       Exercise Price Per
Share
                                     (In Thousands)
Outstanding January 31, 1995 and 1996      20                     $38.75
          Canceled or Expired             (10)                    $38.75
          Granted                       1,215                     $39.13

Outstanding January 31, 1997            1,225                     $39.12
          Granted                         747                     $45.09
          Canceled or Expired             (10)                    $39.13
          Exercised                        (2)                    $39.13

Outstanding January 30, 1998            1,960                     $41.40

Exercisable January 30, 1998              417                     $39.12


Of the 1,960,000 options outstanding at January 30, 1998, the exercise prices per share range from $38.75 to $47.31 and their weighted-average remaining term is 4.2 years.

Stock appreciation rights are denominated in units, which are comparable to a share of common stock for purposes of determining the amount payable under an award. An award entitles the participant to receive the excess of the final value of the unit over the fair market value of a share of common stock on the first day of the performance period. The final value is the average closing price of a share of common stock during the last month of the performance period. Limits are established with respect to the amount payable on each unit. A total of 496,050 stock appreciation rights, with performance periods of three years and a maximum payout of $3,720,375, were outstanding at January 30, 1998. The costs of these rights are being expensed over the performance periods and have reduced pre-tax earnings by $0.9, $1.0 and $1.0 million in 1997, 1996 and 1995, respectively.

Restricted stock awards of 435,350, 388,550 and 133,500 shares, with per share weighted-average fair values of $49.61, $33.14 and $31.25, were granted to certain executives in 1997, 1996 and 1995, respectively. These shares are nontransferable and subject to forfeiture for periods prescribed by the Company. These shares may become transferable and vested earlier based on achievement of certain performance measures. During 1997, a total of 20,200 shares were forfeited and 39,750 shares became vested. At January 30, 1998, grants totaling 991,900 shares are included in Shareholder's Equity and are being amortized as earned over periods not exceeding seven years. Related amortization expense for 1997, 1996 and 1995 was $6.2, $1.9 and $0.6 million, respectively.

The Company has a Directors' Stock Incentive Plan. This Plan provides that at the first Board meeting following each annual meeting of shareholders, the Company shall issue each non-employee Director 500 shares of common stock. Up to 25,000 shares may be issued under this Plan. In 1997, 1996 and 1995, 4,000, 4,000 and 3,500 shares, respectively, were issued under this Plan. Prior to its expiration in 1994, 140,000 stock options were issued under a Non-Employee Directors' Stock Option Plan. At January 30, 1998, 68,000 shares have been exercised and 72,000 shares were exercisable. Of the remaining outstanding options at January 30, 1998, the exercise price per share ranges from $6.375 to $18.875 and their weighted-average remaining term is 3.5 years.

The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock option plans. Accordingly, no compensation expense has been recognized for stock-based compensation where the option price of the stock approximated the fair market value of the stock on the date of grant, other than for restricted stock grants and stock appreciation rights. No stock options were granted in 1995. Had compensation for 1997 and 1996 stock options granted been determined consistent with Statement of Financial Accounting Standards No. 123 SFAS 123), "Accounting for Stock-Based Compensation," the Company's net earnings and earnings per share (EPS) amounts for 1997 and 1996 would approximate the following proforma amounts (in thousands, except per share data):
                                1997                            1996
                    As Reported      Proforma       As Reported      Proforma
Net Earnings          $357,484       $352,217         $292,150       $291,411
Basic EPS             $   2.05       $   2.02         $   1.74       $   1.74
Diluted EPS           $   2.05       $   2.02         $   1.71       $   1.71

The fair values of each option granted on the date of grant were estimated as $19.12 for options granted on December 5, 1997, $17.09 for options granted on May 30, 1997 and $16.99 for options granted on December 6, 1996, using the Black-Scholes option-pricing model with the following assumptions, respectively: expected volatility of 34%, 37% and 38%, expected dividend yield of 0.6% for each grant; risk-free interest rate of 5.9%, 6.5% and 6.0%; and an expected life of 5 years for each grant. The effects of applying SFAS 123 in this proforma disclosure are not indicative of future amounts.


NOTE 9 - Leases:

The Company leases certain store facilities under agreements with original terms generally of twenty years. Agreements generally provide for contingent rental based on sales performance in excess of specified minimums. To date, contingent rentals have been nominal. The leases typically contain provisions for four renewal options of five years each. Certain equipment is also leased by the Company under agreements ranging from two to five years. These agreements typically contain renewal options providing for a renegotiation of the lease, at the Company's option, based on the fair market value at that time.

The future minimum rental payments required under capital and operating leases having initial or remaining noncancelable lease terms in excess of one year are summarized as follows:


                    Operating Leases           Capital Leases
Fiscal Year     Real Estate   Equipment    Real Estate   Equipment      Total
(In Thousands)

1998            $   85,053      $  755       $ 49,093      $  291  $  135,192
1999                97,154         708         49,094         291     147,247
2000                96,101         271         49,112         218     145,702
2001                95,841           -         49,132          98     145,071
2002                95,627           -         49,133          98     144,858
Later Years      1,300,892           -        637,798          49   1,938,739

Total Minimum Lease
   Payments     $1,770,668      $1,734       $883,362      $1,045  $2,656,809
Total Minimum Capital
   Lease Payments                                   $884,407
Less Amount Representing
   Interest                                          439,838

Present Value of Minimum
   Lease Payments                                    444,569
Less Current Maturities                               10,896

Present Value of Minimum
   Lease Payments,
   Less Current Maturities                          $433,673


Rental expenses under operating leases for real estate and equipment were $65.4, $59.2 and $54.1 million in 1997, 1996 and 1995, respectively.


NOTE 10 - Employee Retirement Plans:

The Company's contribution to its Employee Stock Ownership Plan (ESOP) is determined annually by the Board of Directors. The ESOP covers all employees after completion of one year of employment and 1,000 hours of service during that year. Contributions are allocated to participants based on their eligible compensation relative to total eligible compensation. The Board authorized contributions totaling 13% of eligible compensation for 1997 and 14% of eligible compensation for 1996 and 1995. Contributions may be made in cash or shares of the Company's common stock and are generally made in the following year. ESOP expense for 1997, 1996 and 1995 was $63.1, $61.1 and $40.1 million, respectively.

At January 30, 1998, the Employee Stock Ownership Trust held approximately 10.2% of the outstanding common stock of the Company. Shares allocated to ESOP participants' accounts are voted by the trustee according to participants' voting instructions.

The Board of Directors determines contributions to the Company's Employee Savings and Investment Plan (ESIP) each year based upon a matching formula applied to employee contributions. All employees are eligible to participate in the ESIP on the first day of the month following completion of one year of employment. Company contributions to the ESIP for 1997, 1996 and 1995 were $8.7, $7.2 and $6.0 million, respectively. The Company's common stock is an investment option for participants in the ESIP. At January 30, 1998, the ESIP held approximately 0.7% of the outstanding common stock of the Company. Shares held in the ESIP are voted by the trustee as directed by an administrative committee of the ESIP.

NOTE 11 - Income Taxes:

                                               1997                     1996                     1995
                                          Amount        %          Amount        %          Amount        %
(In Thousands)                          ___________________Statutory Rate Reconciliation___________________

Pre-Tax Earnings                        $558,547   100.0%        $453,606   100.0%        $352,107   100.0%

Federal Income Tax at Statutory Rate     195,491    35.0          158,762    35.0          123,237    35.0
State Income Taxes-Net of Federal
   Tax Benefit                            12,406     2.2            7,968     1.8            8,093     2.3
Other, Net                                (6,834)   (1.2)          (5,274)   (1.2)          (5,250)   (1.5)
Total Income Tax Provision              $201,063    36.0%        $161,456    35.6%        $126,080    35.8%

                                        _________________Components of Income Tax Provision________________
Current
   Federal                              $175,649    87.4%        $135,075    83.7%         $86,347    68.5%
   State                                  17,777     8.8            9,338     5.8            6,809     5.4
Total Current                            193,426    96.2          144,413    89.5           93,156    73.9
Deferred
   Federal                                 6,328     3.1           14,122     8.7           27,282    21.6
   State                                   1,309     0.7            2,921     1.8            5,642     4.5
Total Deferred                             7,637     3.8           17,043    10.5           32,924    26.1
Total Income Tax Provision              $201,063   100.0%        $161,456   100.0%        $126,080   100.0%

The tax effect of cumulative temporary differences and carryforwards that gave rise to the deferred tax assets and liabilities and the related valuation allowance at January 30, 1998 and January 31, 1997 is as follows (in thousands):

                                              January 30, 1998                            January 31, 1997
(In Thousands)                      Assets      Liabilities        Total        Assets      Liabilities        Total
Accrued Excess Property and
  Store Closing Costs              $16,208               -       $16,208       $13,966               -       $13,966
Insurance                           11,338               -        11,338         9,470               -         9.470
Depreciation                             -       $(144,601)     (144,601)            -       $(117,779)     (117,779)
Property Taxes                       3,140               -         3,140         5,371               -         5,371
Other, Net                          36,001         (11,748)       24,253        17,081          (9,555)        7,526
Less Valuation
  Allowance                              -               -             -          (311)              -          (311)
        Total                      $66,687       $(156,349)     $(89,662)      $45,577       $(127,334)     $(81,757)

The valuation allowance decreased $311,000 in 1997 and $1,254,000 in 1996, and increased $1,416,000 in 1995.





NOTE 12 - Commitments, Contingencies and Litigation:

The Company is a defendant in legal proceedings considered to be in the normal course of business, none of which, singularly or collectively, are considered material to the Company.


NOTE 13 - Other Information:

Net interest expense is composed of the following:
                                             1997          1996          1995
(In Thousands)

Long-Term Debt                            $34,936       $31,300       $34,536
Capitalized Leases                         38,255        29,076        16,872
Short-Term Debt                             7,913         4,368         3,001
Amortization of Loan Costs                    527           403           296
Short-Term Interest Income                 (7,741)       (8,765)      (10,897)
Interest Capitalized                       (8,323)       (7,315)       (5,768)
Net Interest Expense                      $65,567       $49,067       $38,040
_____________________________________________________________________________


Supplemental Disclosures of Cash Flow Information:
                                             1997          1996          1995
(In Thousands)

Cash Paid for Interest
   (Net of Amount Capitalized)          $  74,005      $ 66,350       $55,231
Cash Paid for Income Taxes              $ 196,144      $125,266       $77,858
_____________________________________________________________________________
Noncash Investing and Financing Activities:

Fixed Assets Acquired under
   Capital Leases                         $32,738      $182,676       $96,948
Common Stock Issued to ESOP (Note 10)      56,628        43,890        37,222
Common Stock Issued to Executives and
   Directors, net of Unearned Compensation  6,407         2,030         1,035
Conversion of Debt to Common Stock                      256,798         2,232
Notes Received in Exchange for Property       600             -         1,450
Notes Issued in Exchange for Property     $ 2,200      $      -       $     -
_____________________________________________________________________________


Page 33


LOWE'S COMPANIES, INC.
SELECTED FINANCIAL DATA

(In Thousands, Except Per Share Data)

(Unaudited)                                         1997           1996           1995           1994           1993
Selected Income Statement Data:
    Net Sales                                $10,136,890     $8,600,241     $7,075,442     $6,110,521     $4,538,001
    Net Earnings                                 357,484        292,150        226,027        223,560        131,786
    Basic Earnings Per Share                        2.05           1.74           1.41           1.44            .89
    Diluted Earnings Per Share                      2.05           1.71           1.36           1.39            .89
    Dividends Per Share                      $       .22     $      .21     $      .19     $      .18     $      .16

Selected Balance Sheet Data:
    Total Assets                              $5,219,277     $4,434,954     $3,556,386     $3,105,992     $2,201,648
    Long-Term Debt, Including
    Current Maturities                        $1,058,048     $  789,904     $  880,310     $  708,097     $  641,880


Selected Quarterly Data (Unaudited) *             Fourth          Third         Second          First
1997
    Net Sales                                 $2,397,568     $2,530,481     $2,808,086     $2,400,754
    Gross Margin                                 664,090        670,886        731,093        623,703
    Net Earnings                                  72,507         88,099        126,496         70,383
    Basic Earnings Per Share                         .41            .50            .73            .41
    Diluted Earnings Per Share                $      .41     $      .50     $      .73     $      .41

1996
    Net Sales                                 $2,041,496     $2,193,239     $2,459,008     $1,906,498
    Gross Margin                                 552,301        566,166        628,792        476,500
    Net Earnings                                  55,626         75,183        114,279         47,062
    Basic Earnings Per Share                          32            .43            .70            .29
    Diluted Earnings Per Share                $      .32     $      .43     $      .67     $      .29



*  LIFO Adjustment:

Fiscal 1997 - The total LIFO effect for the year was a credit of $7.0 million. A charge of $5.5 million was made against earnings through the first nine months, resulting in a fourth quarter credit of $12.5 million.

Fiscal 1996 - The total LIFO effect for the year was a charge of $1.4 million. A charge of $10.5 million was made against earnings through the first nine months, resulting in a fourth quarter credit of $9.1 million.







Appendix to EXHIBIT 13
Graphic and Image Material


Page 1
Photo of Bob Tillman with following caption:
    "Bob Tillman at a Gold Advisory Board meeting."


Page 2
Three candid photos of Bob Tillman and other business men with following caption:
    "Bob Tillman gets valuable input from customers at a Gold Advisory Board meeting.


Page 11
Table

Lowe's Total Market Potential
Dollars in Billions
                  Home Center Market
       Building Contractor       Home Owner
         New
       Housing      R&R*       DIY   HH Appliances+    Total
2002e    $81.5     $46.7     $123.4      $33.5        $285.1
2001e     79.9      46.1      118.9       32.5         277.4
2000e     77.9      45.3      114.6       31.4         269.2
1999e     75.6      43.8      110.5       30.4         260.3
1998e     72.4      42.2      106.0       29.7         250.3
1997e     70.2      40.7      101.7       29.0         241.6
1996      67.8      37.8       95.5       27.8         228.9
1995      62.0      37.3       89.8       27.2         216.3
1994      61.4      38.0       86.9       25.6         211.9
1993      52.3      35.6       79.0       24.0         190.9
1992      45.5      33.0       73.9       22.2         174.6
1991      38.9      31.6       68.4       21.6         160.5
1990      45.1      35.7       69.8       22.4         173.0
1985      40.3      25.4       53.1       19.8         138.6
1980      24.4      15.6       38.1       15.1          93.2


*R&R = Repair and Remodel   e = estimate
+Kitchen and Household Appliances
Sources:  Home Improvement Research Institute;  Management Horizons


Page 12
"Lowe's Stores" map and table describing location of Lowe's stores.

  State         # of stores
Alabama            17
Arkansas            8
Delaware            3
Florida            20
Georgia            22
Illinois           12
Indiana            18
Iowa                5
Kansas              1
Kentucky           20
Louisiana          13
Maryland           11
Michigan            8
Mississippi         8
Missouri            5
North Carolina     68
New York            5
Ohio               37
Oklahoma            9
Pennsylvania       20
South Carolina     25
Tennessee          28
Texas              36
Virginia           35
West Virginia      12


Table
Merchandise Sales Trends

Dollars in Millions
                                                                   Base Year
                                1997        1996        1995         1992
Total Sales                    Total       Total       Total        Total
5-Year CGR                     Sales   %   Sales  %    Sales  %     Sales  %
            Category
+ 8%  1.Structural Lumber    $  939    9 $  815   9  $  839  12   $  637  16
+12   2.Building Commodities
        & Millwork            1,974   19  1,866  21   1,508  22    1,101  29
+36   3.Home Decor              700    7    528   6     388   5      149   4
+19   4.Major Appliances/
        & Kitchens            1,102   11    992  12     871  12      457  12
+32   5.Paint & Sundries        791    8    645   8     493   7      201   5
+29   6.Plumbing                938    9    776   9     607   9      266   7
+30   7.Electrical              879    9    707   8     559   8      240   6
+32   8.Power Tools             609    6    487   6     364   5      154   4
+28   9.Hardware                572    6    493   6     386   5      167   4
+26  10.Nursery & Gardening     942    9    728   8     610   9      291   8
+30  11.Outdoor Hardlines       691    7    563   7     450   6      183   5
+21%    Totals              $10,137  100 $8,600 100  $7,075 100   $3,846 100



Page 14
Individual photos of each the thirteen members of the board of directors.


Page 15
Photo of Petro Kulynych with the following caption:
"Petro Kulynych was hired as Lowe's first bookkeeper in 1946. Energetic and dedicated, he worked with Carl Buchan to establish Lowe's as an innovative force in building supply retailing. He grew with the Company and retired as a managing director in 1983, remaining on the board as a regular member until 1997. His outstanding career inspires thousands of Lowe's employees to this day."

Photo of Russell B. Long with the following caption:
"Russell B. Long is one of Louisiana's best-known native sons. He served his state as a U.S. Senator for nearly forty years, rising through the ranks to chair the Senate Finance Committee, where he became the leading Congressional champion of Employee Stock Ownership Plans. In 1987, he brought his wisdom and trademark sense of humor to Lowe's board of directors. He retired from the board in 1997."




Page 22
Sales graph located under the Statement of Earnings depicting the following information:

Lowe's Sales Growth
$ Billions

Fiscal year     Sales

1990          $ 2.83
1991            3.06
1992            3.85
1993            4.54
1994            6.11
1995            7.08
1996            8.60
1997           10.14


Page 34:
Table

Lowe's Quarterly Stock Price Range and Cash Dividends

                  Fiscal 1997           Fiscal 1996            Fiscal 1995
            High   Low  Dividend    High   Low  Dividend   High   Low  Dividend
1st
 Quarter $40 1/4  $32 3/8 $.055   $36 1/4 $29 3/8 $.050   $38 7/8 $27 1/2 $.045
2nd
 Quarter  39 7/8   33 11/16 .055    39      28 5/8  .050   37 1/4  26      .045
3rd
 Quarter  44 5/16  33 15/16 .055    43 5/16 32 3/8  .050   37 7/8  26 1/4  .050
4th
 Quarter $51 9/16 $41 9/16  .055   $43 1/2 $31 5/8 $.055  $34 7/8 $27 7/8 $.050