Form 10-K405, Exhibit 13
period 1999-01-29
LOWES COMPANIES INC
filed 1999-04-19
CIK 60667

EXHIBIT 13

Page 11:

United States map showing states with Lowe's and Eagle stores shaded.

"Lowe's Stores" table showing number of Lowe's stores in each applicable state.
     State              Number of stores
Alabama                        19
Arkansas                        8
Connecticut                     3
Delaware                        4
Florida                        25
Georgia                        22
Illinois                       14
Indiana                        19
Iowa                            5
Kansas                          2
Kentucky                       20
Louisiana                      12
Maryland                       11
Michigan                        9
Mississippi                     7
Missouri                        5
North Carolina                 69
New Jersey                      1
New York                        8
Ohio                           39
Oklahoma                        9
Pennsylvania                   25
South Carolina                 28
Tennessee                      32
Texas                          41
Virginia                       36
West Virginia                  11


"Eagle Stores" table showing number of Eagle stores in each applicable state.
    State              Number of stores
Alaska                          1
California                      3
Colorado                        4
Hawaii                          2
Idaho                           1
Montana                         1
Nevada                          1
Oregon                          1
Utah                            4
Washington                     18


Page 13:

Disclosure Regarding Forward-Looking Statements

   Our Annual Report talks about our future, particularly in the "Letter to Shareholders" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." While we believe our expectations are reasonable, we can't guarantee them and you should consider this when thinking about statements we make that aren't historical facts. Some of the things that could cause our actual results to differ substantially from our expectations are:

* Our sales are dependent upon the general economic health of the country, variations in the number of new housing starts, the level of repairs, remodeling and additions to existing homes, commercial building activity, and the availability and cost of financing. An economic downturn can impact sales because much of our inventory is purchased for discretionary projects, which can be delayed.

* Our expansion strategy may be impacted by environmental regulations, local zoning issues and delays, availability and development of land, and more stringent land use regulations than we have traditionally experienced.

* Many of our products are commodities whose prices fluctuate erratically within an economic cycle, a condition true of lumber and plywood.

* Our business is highly competitive, and as we expand to larger markets we may face new forms of competition which do not exist in some of the markets we have traditionally served.

* The ability to continue our everyday competitive pricing strategy and provide the products that consumers want depends on our vendors providing a reliable supply of inventory at competitive prices.

* On a short-term basis, weather may impact sales of product groups like lawn and garden, lumber, and building materials.


Page 14:

INDEPENDENT AUDITORS' REPORT
To the Board of Directors and Shareholders
Of Lowe's Companies, Inc.


We have audited the accompanying consolidated balance sheets of Lowe's Companies, Inc. and subsidiaries as of January 29, 1999 and January 30, 1998, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three fiscal years in the period ended January 29, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Lowe's Companies, Inc. and subsidiaries at January 29, 1999 and January 30, 1998, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 29, 1999 in conformity with generally accepted accounting principles.





Deloitte & Touche LLP
Charlotte, North Carolina
February 19, 1999


Pages 15 - 18:

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


     This discussion summarizes the significant factors affecting the Company's consolidated operating results and liquidity and capital resources during the three-year period ended January 29, 1999 (i.e., fiscal years 1998, 1997 and 1996). This discussion should be read in conjunction with the Letter to Shareholders, financial statements, and financial statement footnotes included in this annual report.


OPERATIONS

     Net earnings for 1998 increased 35% to $482.4 million or 3.9% of sales compared to $357.5 million or 3.5% of sales for 1997. Net earnings, calculated on a FIFO basis, would show an increase of 31% for 1998. Diluted earnings per share were $1.36 for 1998 compared to $1.03 for 1997 and $.86 for 1996. Return on beginning assets was 9.2% for 1998 compared to 8.1% for 1997; and return on beginning shareholders' equity was 18.6% for 1998 compared to 16.1% for 1997.

     The Company's sales were $12.2 billion in 1998, a 21% increase over 1997 sales of $10.1 billion. Sales for 1997 were 18% higher than 1996 levels. Comparable store sales increased 6% in 1998 and large store (stores exceeding 80,000 square feet) comparable sales increased 7% for the year. The increases in sales are attributable to the Company's ongoing store expansion and relocation program along with the growth in comparable store sales. Comparable store sales increases are driven by the Company's continued strategy of employing an expanded inventory assortment, everyday competitive prices, and an emphasis on customer service. The following table presents sales and store information:

                                           1998         1997             1996
Sales (in millions)                     $12,245      $10,137           $8,600
Sales Increases                             21%          18%              22%
Comparable Store Sales Increases             6%           4%               7%

At end of year:
Stores                                     484          446               402
Sales Floor Square Feet (in millions)     43.4         36.5              30.4
Average Store Size Square
  Feet (in thousands)                       90           82                76

     Gross margin in 1998 was 26.9% of sales compared to 26.5% in 1997. Both of these years showed improvement over the 25.9% rate achieved in 1996. Adherence to careful pricing disciplines in the execution of the Company's everyday competitive pricing strategy continued to provide margin improvements. Also, changes in product mix resulting from the expanded merchandise selection available in larger stores has contributed to gross margin improvements. Additionally, in 1996, the Company reduced its exposure in lower margin consumer electronics and replaced these items with less seasonal, higher margin, products, which has increased gross margin. The Company recorded a LIFO credit of $29.0 million in 1998, compared to a $7.0 million credit in 1997 and a $1.4 million charge in 1996, increasing gross margin by 17 basis points and 6 basis points in 1998 and 1997, respectively, and decreasing gross margin by 1 basis point in 1996.

     Selling, general and administrative expenses (SG&A) were $2.1 billion or 17.3% of sales in 1998. SG&A in the two previous years were $1.8 and $1.5
billion or 17.3% and 17.0% of sales, respectively.   The 30 basis point
increase in 1997 resulted primarily from higher payroll levels at stores that were new or relocated and increased costs relating to relocating or closing stores.

     Store opening costs were $71.7 million for 1998 compared to $70.0 and $59.2 million in 1997 and 1996, respectively, and were expensed as incurred. As a percentage of sales, store opening costs were 0.6% for 1998 and 0.7% for both 1997 and 1996. These costs averaged approximately $900 thousand per store in 1998.

     Depreciation, reflecting continued fixed asset expansion, increased 13% to $271.8 million in 1998, compared to increases of 22% and 32% in 1997 and 1996, respectively. Depreciation as a percentage of sales was 2.2% for 1998, a slight decrease from 2.4% in 1997 and 2.3% in 1996. Approximately 39% of new stores opened in the last three years have been leased, of which approximately 44%, 30% and 93% in 1998, 1997 and 1996 were under capital leases. Property, less accumulated depreciation, increased to $3.64 billion at January 29, 1999 compared to $3.01 billion at January 30, 1998. The increase in property resulted primarily from the Company's store expansion program, including land, building, store equipment, fixtures and displays, and investment in new distribution equipment.

     Interest costs as a percent of sales were 0.6% for 1998, 1997 and 1996. Interest costs totaled $75 million in 1998, $66 million in 1997 and $49 million in 1996. Interest costs relating to capital leases were $39.1, $38.3 and $29.1 million for 1998, 1997 and 1996, respectively. See the discussion of liquidity and capital resources below.

     The Company's effective income tax rates were 36.4%, 36.0% and 35.6% in 1998, 1997 and 1996, respectively. The higher rate in 1998 was primarily related to expansion into states with higher state income tax rates. The lower rate in 1996 was primarily due to the utilization of available state net operating losses.


LIQUIDITY AND CAPITAL RESOURCES

     Primary sources of liquidity are cash flows from operating activities and the sale of debt securities. Net cash provided by operating activities was $696.8 million for 1998. This compared to $664.9 and $543.0 million in 1997 and 1996, respectively. The increase in net cash provided by operating activities for 1998 is primarily related to increased earnings and various operating liabilities offset by an increase in inventory, net of accounts payable. The increase during 1997 resulted primarily from increased earnings and smaller increases in inventory, net of accounts payable, from year to year. Working capital at January 29, 1999 was $820.3 million compared to $660.3 million at January 30, 1998.

     The primary component of net cash used in investing activities continues to be new store facilities in connection with the Company's expansion plan. Cash acquisitions of fixed assets were $928 million for 1998. This compares to $773 million and $677 million for 1997 and 1996, respectively. Retail selling space as of January 29, 1999, totaling 43.4 million square feet, represents an 18.8% increase over the selling space as of January 30, 1998. The January 30, 1998 selling space total of 36.5 million square feet represents a 20.3% increase over the 1996 total of 30.4 million square feet. Financing and investing activities also include noncash transactions of capital leases for new store facilities and equipment, the result of which is to increase long-term debt and property. During 1998, 1997 and 1996, the Company acquired fixed assets (primarily new store facilities) under capital leases of $47.3, $32.7 and $182.7 million, respectively.

     Cash flows provided by financing activities were $236.5, $221.7 and $11.9 million in 1998, 1997 and 1996, respectively. The major cash components of financing activities in 1998 included the issuance of $300 million principal amount of 6.875% Debentures due February 15, 2028, $50.8 million of cash dividend payments and $15.5 million of scheduled debt repayments. In 1997, financing activities included the issuance of $268 million aggregate principal of Medium Term Notes (MTN's) with final maturities ranging from September 1, 2007 to May 15, 2037, cash dividend payments of $28.7 million and $32.8 million of scheduled debt repayments. The interest rates on the MTN's range from 6.07% to 7.61% and approximately 37% of these MTN's may be put to the Company at the option of the holder on either the tenth or twentieth anniversary date of the issue. The major financing activities for 1996 included the non-cash conversion of $284.7 million principal amount of 3% Convertible Subordinated Notes into common stock and $34.7 million in cash dividend payments. The ratio of long-term debt to equity plus long-term debt was 29.0%, 28.7% and 25.7% as of year-end 1998, 1997 and 1996, respectively. The increases in 1998 and 1997 were primarily due to the issuance of debt securities as previously described.

     In February 1999, the Company issued $400 million principal of 6.5% Debentures due March 15, 2029 in a private offering. In March 1999, the Company also issued 6,206,895 shares of common stock in a public offering. The net proceeds from the stock offering were approximately $348.1 million. The shares were issued under a shelf registration statement filed with the Securities and Exchange Commission in December 1997.

     At January 29, 1999, the Company had a $300 million revolving credit facility with a syndicate of eleven banks, available lines of credit aggregating $278 million for the purpose of issuing documentary letters of credit and standby letters of credit and $80 million available, on an unsecured basis, for the purpose of short-term borrowings on a bid basis from various banks. At January 29, 1999, outstanding letters of credit aggregated $80.1 million. The revolving credit facility has $100 million expiring in November 1999, with the remaining $200 million expiring in November 2001. In addition, the Company has a $100 million revolving credit and security agreement from a financial institution with $92.5 million outstanding at January 29, 1999.

     The Company's 1999 capital budget is currently at $1.6 billion, inclusive of approximately $214 million of operating or capital leases. More than 80% of this planned commitment is for store expansion. Expansion plans for 1999 consist of approximately 80 to 85 stores (including the relocation of 30 to 35 older, smaller format stores). This planned expansion is expected to increase sales floor square footage by approximately 18%. Approximately 15% of the 1999 projects will be leased and 85% will be owned. Additionally, the Company has entered into an agreement with a lessor to build a one million square foot regional distribution center in Pennsylvania, which is expected to be operational in Spring 1999. In addition, a 195 thousand square foot specialty distribution center will be located at the same site. At January 29, 1999, the Company operated four regional distribution centers and nine smaller support facilities. The Company believes that funds from operations, funds from equity and debt issuances, leases and existing short-term credit agreements will be adequate to finance the 1999 expansion plan and other operating needs.

     In November 1998, the Company entered into a merger agreement to acquire Eagle Hardware and Garden, Inc. (Eagle) in a stock-for-stock acquisition, which was completed April 2, 1999. The transaction was valued at approximately $1 billion, structured as a tax-free exchange of the Company's common stock for Eagle's common stock, and accounted for as a pooling of interests. Summary, combined company, pro forma financial information for 1998, 1997 and 1996 is included in Note 14 of the consolidated financial statements.

     General inflation has not had a material impact on the Company during the past three years. As noted above, the LIFO credit was $29.0 and $7.0 million in 1998 and 1997, respectively. This compares to a charge of $1.4 million in 1996. Overall inventory deflation was 1.69% and .99% for 1998 and 1997, respectively. There was overall inventory inflation of .15% for 1996.


MARKET RISK

     The Company had no derivative financial instruments at January 29, 1999 or January 30, 1998.

     The Company's major market risk exposure is the potential loss arising from changing interest rates and its impact on long-term investments and long-term debt. The Company's policy is to manage interest rate risks by maintaining a combination of fixed and variable rate financial instruments. At January 29, 1999, long-term investments consisted of $28.7 million in municipal obligations, classified as available-for-sale securities. Although the fair value of these securities, like all fixed income securities, would fall if interest rates increase, the Company has the ability to hold its fixed income investments until maturity and not experience an adverse impact on earnings or cash flows. The following table summarizes the Company's market risks associated with long-term debt. The table presents principal cash outflows and related interest rates by year of maturity. Fair values included below were determined using quoted market rates or interest rates that are currently available to the Company on debt with similar terms and remaining maturities.


                                    Long-Term Debt Maturities by Fiscal Year
                                            (Dollars in Millions)

                                                                              There-                     Fair
                            1999_     2000     2001      2002       2003       after      _Total        _Value_
Fixed Rate                  $98.7     $49.7    $31.8     $60.7     $19.4     $1,125.1    $1,385.4      $1,522.0

Average interest rate        7.25%     7.15%    7.99%     7.98%     8.46%        7.57%

Variable Rate               $ 0.3     $ 0.2    $ 0.1     $ 0.1     $ 0.1        $ 2.3    $    3.2      $    3.2

Average interest rate        5.13%     4.25%    4.25%     4.25%     3.66%


YEAR 2000

     The Year 2000 problem arose because many existing computer programs and embedded computer chips use only the last two digits to refer to a year. If not addressed, computer programs that are date sensitive may not have the ability to properly recognize dates in year 2000 and beyond. The result could be a disruption of operations and the processing of transactions.

     In 1997 and 1998, the Company completed an analysis of the impact and costs relating to the Year 2000 problem and developed an implementation plan to address information technology (IT), non-information technology (non-IT) and third party readiness issues.

     In preparing IT systems for the Year 2000, the Company has utilized both internal and external resources. Contracted programming costs to convert the Company's IT systems during 1997, 1998 and 1999 are estimated to total approximately $5 million and are being expensed as incurred, the majority of which had been incurred through January 29, 1999. In addition, approximately $19 million of computer hardware is being purchased to replace non-compliant computer hardware. These purchases are expected to be completed by May 1999. The cost of new hardware is being capitalized and depreciated over useful lives ranging from 3 to 5 years. Cash flow from operations is the Company's source of funding all Year 2000 costs. The incremental cost to convert systems has been mitigated by substantial investments in new computer systems over the past six years. During this period, new computer systems have been developed or purchased including, but not limited to, these applications:
Distribution, Electronic Data Interchange, Payroll and Human Resources, General Ledger, Accounts Payable, Forecasting and Replenishment, and Supply Services. All of these new systems are Year 2000 compliant. At January 29, 1999, the Company's conversion of internally developed legacy systems was completed with certification testing planned to be completed by the fall of 1999.

     Regarding non-IT related risks, each functional area of the Company is responsible for identifying these issues. Within each business function, objectives are being prioritized and evaluated for risk of Year 2000 problems. Examples of potential non-IT risks of Year 2000 problems would be power outages and failures of communication systems, bar code readers and security devices. For most of the Company's stores, back-up generators are already in place, which would mitigate temporary power outages. By mid 1999, similar remediation and/or contingency plans will be developed by the respective business functions for non-IT Year 2000 risks impacting all high priority and critical business objectives.

     In regards to third party readiness, the Company mailed Year 2000 questionnaires to all identified third parties (merchandise vendors and other entities with which the Company conducts business) in order to assess whether they are Year 2000 compliant or have adequately addressed their system conversion requirements. Of the approximate six thousand questionnaires mailed, 33% of the recipients have currently responded. Specific follow-up letters are being sent to those with unacceptable responses and a second mailing to non-respondents will be conducted in April 1999 followed by phone calls for those not responding within thirty days. The Company cannot predict how many of the responses received may prove later to be inaccurate or overly optimistic. To address this uncertainty, the Company is developing contingency plans to address unanticipated interruptions or down time in both the Company's and third parties' systems and services.

     The Company is continuing to closely monitor adherence to the remainder of its Year 2000 implementation plan and is currently satisfied that it will be completed by Fall 1999. For the remainder of the project, the Company's efforts will be devoted to five primary areas:
  *  certification testing of IT systems to ensure Year 2000 compliance,
  *  contingency plan development for business areas as well as IT systems,
  *  continued follow-up to questionnaires sent to third parties,
  * replacement of certain older model personal computers and point-of-sale equipment, and
  * updating some of the purchased software packages with Year 2000 compliant upgrades.
If the Company encounters unforeseen complications or issues not previously addressed in the comprehensive plan, additional resources from internal and external sources will be committed to complete the project by the planned completion time of Fall 1999. Since the use of these additional resources is considered unlikely, no estimates as to their costs have been made at this time.

The Company believes that its compliance plan should mitigate any adverse effect on its business from the Year 2000 problem. However, if:
  *  the implementation of the plan is not completed on time,
  * the Company has failed to identify and fix material non-complying equipment or software, or
  * third parties are unable to fulfill significant commitments to the Company as a result of their failure to effectively address their Year 2000 problems, the Company's ability to carry out its business could be adversely affected. For example, if the Company's IT and non-IT systems are unable to process transactions in the stores or on a regional or company-wide basis, the Company could be forced to process these transactions manually. The volume of business the Company could transact, and its sales and income, would be reduced until it was able to develop alternatives to defective systems or non-complying vendors. These reductions could occur at individual stores or in clusters of stores sharing defective systems or non-complying vendors. The effect of any failures on the Company's results of operations would depend, of course, upon the extent of any non-compliance and its impact on critical business systems and sources of supply, but could be significant.


NEW ACCOUNTING PRONOUNCEMENTS

     Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) was issued in June 1998. SFAS 133 is effective for the Company in the year beginning January
29, 2000.   SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Management is currently evaluating the impact of the adoption of SFAS 133 and its effect on the Company's financial statements.


Pages 19 - 31:


Lowe's Companies, Inc.

Consolidated Statements of Earnings
In Thousands, Except Per Share Data
Years Ended on
                                          January 29,    %          January 30,    %        January 31,     %
                                            1999       Sales           1998      Sales         1997       Sales

Net Sales                                $12,244,882   100.0%      $10,136,890   100.0%     $8,600,241   100.0%
Cost of Sales                              8,950,156    73.1         7,447,117    73.5       6,376,482    74.1

Gross Margin                               3,294,726    26.9         2,689,773    26.5       2,223,759    25.9

Expenses:
Selling, General and Administrative        2,118,149    17.3         1,754,780    17.3       1,463,812    17.0
Store Opening Costs                           71,651     0.6            69,999     0.7          59,159     0.7
Depreciation                                 271,769     2.2           240,880     2.4         198,115     2.3
Interest (Note 13)                            74,735     0.6            65,567     0.6          49,067     0.6

Total Expenses                             2,536,304    20.7         2,131,226    21.0       1,770,153    20.6

Pre-Tax Earnings                             758,422     6.2           558,547     5.5         453,606     5.3

Income Tax Provision (Note 11)               276,000     2.3           201,063     2.0         161,456     1.9

Net Earnings                             $   482,422     3.9          $357,484     3.5%       $292,150     3.4%


Basic Earnings Per Share (Note 7)        $      1.37                     $1.03                   $0.87


Diluted Earnings Per Share (Note 7)      $      1.36                     $1.03                   $0.86


Cash Dividends Per Share                 $       .12                     $ .11                   $ .10

See accompanying notes to consolidated financial statements.

Lowe's Companies, Inc.

Consolidated Balance Sheets
In Thousands

                                      January 29,   %         January 30,   %
                                         1999     Total          1998     Total
Assets

  Current Assets:

  Cash and Cash Equivalents           $  222,709    3.5%     $  195,146    3.7%
  Short-Term Investments (Note 2)         20,343    0.3          16,155    0.3
  Accounts Receivable - Net (Note 4)     143,928    2.3         118,408    2.3
  Merchandise Inventory (Note 1)       2,104,845   33.2       1,714,592   32.8
  Deferred Income Taxes (Note 11)         56,124    0.9          34,116    0.7
  Other Current Assets                    37,734    0.5          31,185    0.6

  Total Current Assets                 2,585,683   40.7       2,109,602   40.4

  Property, Less Accumulated
   Depreciation (Notes 3 and 5)        3,636,917   57.3       3,005,199   57.6
  Long-Term Investments (Note 2)          28,716    0.5          35,161    0.7
  Other Assets (Note 1)                   93,335    1.5          69,315    1.3

  Total Assets                        $6,344,651  100.0%     $5,219,277  100.0%

Liabilities and Shareholders' Equity

  Current liabilities:

  Short-Term Borrowings (Note 4)      $   92,475    1.4%     $   98,104    1.9%
  Current Maturities
   of Long-Term Debt (Note 5)             99,019    1.6          12,478    0.2
  Accounts Payable                     1,133,177   17.9         969,777   18.7
  Employee Retirement Plans (Note 10)     80,104    1.3          64,669    1.2
  Accrued Salaries and Wages             112,749    1.8          83,377    1.6
  Other Current Liabilities              247,820    3.9         220,915    4.2

  Total Current Liabilities            1,765,344   27.9       1,449,320   27.8

  Long-Term Debt, Excluding Current
   Maturities (Notes 5, 6 and 9)       1,283,092   20.2       1,045,570   20.0
  Deferred Income Taxes (Note 11)        160,263    2.5         123,778    2.4

  Total Liabilities                    3,208,699   50.6       2,618,668   50.2

  Shareholders' Equity (Note 8)
  Preferred Stock -
   $5 Par Value, none issued                   -                      -
  Common Stock - $.50 Par Value;
      Issued and Outstanding
    January 29, 1999    352,643
    January 30, 1998    350,632          176,321    2.8         175,316    3.3
  Capital in Excess of Par               983,217   15.5         892,666   17.1
  Retained Earnings                    2,006,384   31.6       1,565,133   30.0
  Unearned Compensation-
   Restricted Stock Awards               (30,387)  (0.5)        (32,694)  (0.6)
  Accumulated Other
   Comprehensive Income                      417      -             188      -

  Total Shareholders' Equity          $3,135,952   49.4      $2,600,609   49.8

  Total Liabilities and
   Shareholders' Equity               $6,344,651 100.00%     $5,219,277  100.0%

See accompanying notes to consolidated financial statements.

Lowe's Companies, Inc.

Consolidated Statements of Shareholders' Equity
In Thousands

                                                                           Unearned     Accumulated
                                                   Capital in            Compensation      Other
                                 Common Stock      Excess of   Retained   Restricted   Comprehensive    Total
                               Shares    Amount    Par Value   Earnings  Stock Awards      Income      Equity
Balance January 31, 1996       321,836  $160,918   $516,369   $988,447    $(8,076)        $(943)      $1,656,715

Comprehensive Income:
  Net Earnings                                                 292,150
  Other comprehensive
    income, net of income
    taxes ($325) and
    reclassification
    adjustments:
      Unrealized Gain on
      Available-for-Sale
     Securities                                                                             602
Total Comprehensive Income                                                                               292,752
Cash Dividends                                                 (34,709)                                  (34,709)
Stock Issued to ESOP (Note 10)   2,430     1,214     42,676                                               43,890
Conversion of 3% Notes          21,794    10,896    245,902                                              256,798
Shares Issued to Directors           8         4        133                                                  137
Unearned Compensation-
  Restricted Stock
    Awards (Note 8)                740       372     11,879               (10,358)                         1,893
Balance January 31, 1997       346,808   173,404    816,959  1,245,888    (18,434)         (341)       2,217,476

Comprehensive Income:
  Net Earnings                                                 357,484
  Other comprehensive
    income, net of income
    taxes ($268) and
    reclassification
    adjustments:
      Unrealized Gain on
      Available-for-Sale
      Securities                                                                            529
Total Comprehensive Income                                                                               358,013
Tax Effect of
  Non-qualified Stock
  Options Exercised                                      87                                                   87
Cash Dividends                                                 (38,239)                                  (38,239)
Stock Options
  Exercised (Note 8)                28        14        221                                                  235
Stock Issued to
  ESOP (Note 10)                 2,984     1,492     55,138                                               56,630
Shares issued to Directors           8         4        153                                                  157
Unearned Compensation-
  Restricted Stock
    Awards (Note 8)                804       402     20,108               (14,260)                         6,250
Balance January 30, 1998       350,632   175,316    892,666  1,565,133    (32,694)          188        2,600,609

Comprehensive Income:
  Net Earnings                                                 482,422
  Other comprehensive
    income, net of income
    taxes and reclassification
    adjustments:
      Unrealized Gain on
      Available-for-Sale
      Securities (Note 8)                                                                   229
Total Comprehensive Income                                                                               482,651
Tax Effect of
  Non-qualified Stock
    Options Exercised                                 3,796                                                3,796
Cash Dividends                                                 (41,171)                                  (41,171)
Stock Options
  Exercised (Note 8)               610       305     11,835                                               12,140
Stock Issued to
  ESOP (Note 10)                 1,652       826     59,248                                               60,074
Shares issued to Directors          12         6        469                                                  475
Unearned Compensation-
  Restricted Stock
    Awards (Note 8)               (263)     (132)    15,203                 2,307                         17,378
Balance January 29, 1999       352,643  $176,321   $983,217  $2,006,384   (30,387)         $417       $3,135,952

See accompanying notes to consolidated financial statements.

Lowe's Companies, Inc.

Consolidated Statements of Cash Flows
In Thousands
Years Ended on
                                                          January 29,        January 30,        January 31,
                                                             1999               1998               1997
Cash Flows From Operating Activities:
     Net Earnings                                          $482,422           $357,484           $292,150
     Adjustments to Reconcile Net Earnings to Net
       Cash Provided by Operating Activities:
         Depreciation                                       271,769            240,880            198,115
         Amortization of Original Issue Discount                445                192              1,671
         Increase in Deferred Income Taxes                   14,337              7,637             17,043
         Loss on Disposition/Writedown of
           Fixed and Other Assets                            23,540             14,263              9,892
         Changes in Operating Assets and Liabilities:
           Accounts Receivable - Net                        (25,520)              (846)            (4,079)
           Merchandise Inventory                           (390,253)          (108,712)          (338,803)
           Other Operating Assets                            (6,313)             6,732             (4,788)
           Accounts Payable                                 163,400             55,610            258,768
           Employee Retirement Plans                         75,508             60,527             59,736
           Other Operating Liabilities                       87,513             31,103             53,288
     Net Cash Provided by Operating Activities              696,848            664,870            542,993

Cash Flows from Investing Activities:
     (Increase) Decrease in Investment Assets:
       Short-Term Investments                                19,848             25,773             98,754
       Purchases of Long-Term Investments                   (19,866)           (15,384)           (27,259)
       Proceeds from Sale/Maturity of Long-Term
           Investments                                        2,644              4,811             12,203
     (Increase) Decrease in Other Long-Term Assets          (18,528)            (5,472)             3,456
     Fixed Assets Acquired                                 (928,040)          (772,792)          (677,160)
     Proceeds from the Sale of Fixed and
         Other Long-Term Assets                              38,202             31,183             11,615
     Net Cash Used in Investing Activities                 (905,740)          (731,881)          (578,391)

Cash Flows from Financing Activities:
     Net Increase (Decrease) in Short-Term Borrowings        (5,629)            17,199             64,288
     Long-Term Debt Borrowings                              296,159            265,795                  -
     Repayment of Long-Term Debt                            (15,458)           (32,781)           (17,662)
     Proceeds from Stock Options Exercised                   12,140                210                  -
     Cash Dividend Payments                                 (50,757)           (28,653)           (34,709)
     Net Cash Provided by Financing Activities              236,455            221,770             11,917

  Net Increase (Decrease) in Cash and Cash Equivalents       27,563            154,759            (23,481)
  Cash and Cash Equivalents, Beginning of Year              195,146             40,387             63,868
  Cash and Cash Equivalents, End of Year                   $222,709           $195,146            $40,387

See accompanying notes to consolidated financial statements.

LOWE'S COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 29, 1999, JANUARY 30, 1998 AND JANUARY 31, 1997

NOTE 1 - Summary of Significant Accounting Policies:

The Company is one of the largest retailers serving the do-it-yourself home improvement, home decor, and home construction markets in the United States. The Company operated 484 stores in 27 states at January 29, 1999 predominantly located in the eastern half of the United States. Below are those accounting policies considered to be significant.

Stock Split - On May 29, 1998, the Board of Directors declared a two-for-one stock split on the Company's common stock. One additional share was issued on June 26, 1998 for each share held by shareholders of record on June 12, 1998. The accompanying consolidated financial statements, including per share data, have been adjusted to reflect the effect of the stock split.

Fiscal Year - Effective February 1, 1997, the Company adopted a 52 or 53 week fiscal year, changing the year-end date from January 31 to the Friday nearest January 31. The fiscal years ended January 29, 1999 and January 30, 1998 each had 52 weeks. All references herein for the years 1998, 1997 and 1996 represent the fiscal years ended January 29, 1999, January 30, 1998 and January 31, 1997, respectively.

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

Investments - The Company has a cash management program which provides for the investment of excess cash balances in financial instruments which have maturities of up to five years. Investments, exclusive of cash equivalents, with a maturity date of one year or less from the balance sheet date are classified as short-term investments. Investments with maturities greater than one year are classified as long-term. Investments consist primarily of tax-exempt notes and bonds, municipal preferred tax-exempt stock and repurchase agreements.

The Company has classified all investment securities as available-for-sale, and they are carried at fair market value. Unrealized gains and losses on such securities are included in accumulated other comprehensive income in shareholders' equity.

Derivatives - The Company does not use derivative financial instruments for trading purposes. Interest rate swap and cap agreements, which are occasionally used by the Company in the management of interest rate exposure, are accounted for on a settlement basis. Income and expense are recorded in the same category as that arising from the related liability. The Company had no such derivative financial instruments as of January 29, 1999 or January 30, 1998.

Accounts Receivable - The majority of the accounts receivable arise from sales to professional building contractors. The allowance for doubtful accounts is based on historical experience and a review of existing receivables. The allowance for doubtful accounts was $2.0 and $1.6 million at January 29, 1999 and January 30, 1998, respectively.

Sales generated through the Company's private label credit card are not reflected in receivables. Under an agreement with Monogram Credit Card Bank of Georgia (the Bank), a wholly owned subsidiary of General Electric Capital Corporation, consumer credit is extended directly to customers by the Bank and all credit program related services are performed directly by the Bank.

Merchandise Inventory - Inventory is stated at the lower of cost or market. In an effort to more closely match cost of sales and related sales, cost is determined using the last-in, first-out (LIFO) method. Included in inventory Costs are certain costs associated with the preparation of inventory for resale. If the FIFO method had been used, inventories would have been $38.6 and $67.6 million higher at January 29, 1999 and January 30, 1998, respectively.

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

Leases - Assets under capital leases are amortized in accordance with the Company's normal depreciation policy for owned assets or over the lease term, if shorter, and the charge to earnings is included in depreciation expense in the consolidated financial statements.

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

Impairment/Store Closing Costs - Losses related to impairment of long-lived assets and for long-lived assets to be disposed of are recognized when expected future cash flows are less than the assets' carrying value. At the time management commits to close or relocate a store location, the Company evaluates the carrying value of the assets in relation to its expected future cash flows. If the carrying value of the assets is greater than the expected future cash flows, a provision is provided for the impairment of the assets. When a leased location becomes impaired, a provision is provided for the present value of future lease obligations, net of anticipated sublease income. Provisions for impairment and store closing costs are included in selling, general and administrative expenses.

The estimated realizable value of closed store real estate is included in other assets and amounted to $62.3 and $45.4 million at January 29, 1999 and January 30, 1998, respectively.

Advertising - Costs associated with advertising are charged to operations as incurred. Advertising expenses were $110.1, $125.6 and $99.8 million for 1998, 1997 and 1996, respectively.

Recent Accounting Pronouncements - Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS
133) was issued in June 1998.  SFAS 133 is effective for the Company in the
year beginning January 29, 2000.   SFAS 133 requires that an entity recognize
all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Management is currently evaluating the impact of the adoption of SFAS 133 and its effect on the Company's financial statements.



NOTE 2 - Investments:

The amortized cost, gross unrealized holding gains and losses and fair values of investment securities, all of which are classified as available-for-sale securities, at January 29, 1999 and January 30, 1998 are as follows:

                                             January 29, 1999                       January 30, 1998
(In Thousands)                   Amortized   Gross Unrealized   Fair       Amortized Gross Unrealized   Fair
Type                                Cost     Gains    Losses    Value         Cost   Gains Losses       Value
Municipal Obligations            $20,211     $132         -     $20,343    $14,557      -      -        $14,557
Adjustable Rate Preferred Stock        -        -         -           -      1,614      -   $(16)         1,598
  Classified as Short-Term        20,211      132         -      20,343     16,171      -    (16)        16,155

Municipal Obligations -
   Classified as Long-Term        28,207      554      $(45)     	28,716     34,904   $291    (34)        35,161

Total                            $48,418     $686      $(45)    	$49,059    	$51,075   $291   $(50)       $51,316


The proceeds from sales of available-for-sale securities were $37.5, $14.3 and $15.1 million for 1998, 1997 and 1996, respectively.  Gross realized gains on the sale of available-for-sale securities were $47,
$89 and $80 thousand for 1998, 1997 and 1996, respectively.  Gross realized losses on the sale of available-for-sale securities were $30, $26 and $535 thousand for 1998, 1997 and 1996, respectively.
Municipal obligations classified as long-term at January 29, 1999 will mature in 1 to 5 years.

NOTE 3 - Property and Accumulated Depreciation:


Property is summarized below by major class:
                                         January 29,               January 30,
                                            1999                      1998
(In Thousands)
Cost:
Land                                       $  946,203              $   711,930
Buildings                                   1,841,658                1,533,954
Store, Distribution and Office Equipment    1,638,264                1,393,718
Leasehold Improvements                        182,636                  155,392

Total Cost                                  4,608,761                3,794,994
Accumulated Depreciation and Amortization    (971,844)                (789,795)

Net Property                               $3,636,917               $3,005,199


The estimated depreciable lives, in years, of the Company's property are: buildings, 20 to 40; store, distribution and office equipment, 3 to 10; leasehold improvements, generally the life of the related lease.

Net property includes $464.0 and $438.4 million in assets under capital leases at January 29, 1999 and January 30, 1998, respectively.


NOTE 4 - Short-Term Borrowings and Lines of Credit:

The Company has a $300 million revolving credit facility with a syndicate of 11 banks. The facility has $100 million expiring November 1999, with the remaining $200 million expiring November 2001. The facility is used to support the Company's commercial paper program and for short-term borrowings. Facility fees ranging from .06% to .075% are paid on the unused amount of these facilities. The revolving credit facility contains certain restrictive covenants including maintenance of specific financial ratios. There were no borrowings outstanding under this revolving credit facility as of January 29, 1999 or January 30, 1998.

Five banks have extended lines of credit aggregating $278.2 million for the purpose of issuing documentary letters of credit and standby letters of credit. These lines do not have termination dates but are reviewed periodically. Commitment fees ranging from .19% to .50% per annum are paid on the amounts of standby letters of credit used. At January 29, 1999, outstanding letters of credit totaled $80.1 million.

A $100 million revolving credit and security agreement, expiring in September 1999 and renewable annually, is available from a financial institution. Interest rates under this agreement are determined at the time of borrowing. Under the current terms of the agreement, borrowings are based upon commercial paper rates plus 21 basis points. At January 29, 1999 and January 30, 1998, respectively, there were $92.5 and $98.1 million outstanding under this credit and security agreement and $132.1 and $105.3 million of the Company's accounts receivable were pledged as collateral.

In addition, $80 million is available, on an unsecured basis, for the purpose of short-term borrowings on a bid basis from various banks. These lines are uncommitted and are reviewed periodically by both the banks and the Company. There were no borrowings outstanding under these lines of credit as of January 29, 1999 or January 30, 1998.

The weighted average interest rate on short-term borrowings outstanding at January 29, 1999 and January 30, 1998 was 4.96% and 5.73%, respectively.



NOTE 5 - Long-Term Debt:
                                                Fiscal Year
                                                  of Final         January 29,        January 30,
Debt Category                  Interest Rates     Maturity            1999               1998

(In Thousands)
Secured Debt:1
Industrial Revenue Bonds       2.85% to 6.25%*     2020             $   2,536       	 $    4,314
Industrial Revenue Bonds 2              3.55%*     2005                   900             2,700
Other Notes                    3.87% to 9.50%      2006                 7,826             2,501
Unsecured Debt:
Debentures                              6.88%      2028	                296,284                -
Medium Term Notes - Series A	   6.50% to 8.20%      2022                238,999          238,992
Medium Term Notes3 - Series B	  6.70% to 7.61%      2037   	             266,004          265,795
Senior Notes                            6.38%      2005                 	99,282           99,177
Capital Leases                6.58% to 13.31%      2018 	               470,280          444,569

Total Long-Term Debt                                                 1,382,111	        1,058,048
Less Current Maturities                                                 99,019           12,478
Long-Term Debt, Excluding
  Current Maturities                                                $1,283,092       $1,045,570
*Interest rate varies as a percentage of prime rate or other interest index. Interest rates shown are as of January 29, 1999.  Prime rate was  7.75% at January 29, 1999.

Debt maturities, exclusive of capital leases, for the next five fiscal years are as
follows (in millions):   1999, $86.0; 2000, $35.9; 2001, $16.6; 2002, $43.9; 2003, $0.9.

The Company's debentures, senior notes and medium term notes contain certain financial covenants, including the maintenance of specific financial ratios.

Notes:

1Real properties pledged as collateral for secured debt had net book values at January 29,
 1999, as follows:  industrial revenue bonds - $11.5 million and other notes - $7.8 million.

2With certain restrictions, the floating rate demand industrial revenue bonds can be converted to a fixed interest rate based on a fixed interest index at the Company's option.

3Approximately 37% of these Medium Term Notes may be put at the option of the holder on either the tenth or twentieth anniversary date of the issue.


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

                             January 29, 1999          January 30, 1998___
                            Carrying      Fair        Carrying       Fair
(In Thousands)               Amount      Value         Amount        Value
Liabilities:
  Long-Term Debt       $1,382,111   	$1,525,208	    $1,058,048	   $1,146,434

Long-term debt - Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt issues that are not quoted on an exchange.


NOTE 7 - Earnings Per Share:

Basic earnings per share (EPS) excludes dilution and is computed by dividing net earnings by the weighted-average number of common shares outstanding for the period. Diluted EPS includes the dilutive effects of common stock equivalents and convertible debt, as applicable. Following is the reconciliation of EPS for 1998, 1997 and 1996.

(In Thousands, Except Per Share Data)
                                        1998           1997           1996
Basic Earnings per Share:
Net Earnings                         $482,422       $357,484        $292,150
Weighted Average Shares Outstanding   352,104        348,554         335,199
Basic Earnings per Share                $1.37          $1.03            $.87
Diluted Earnings per Share:
Net Earnings                         $482,422       $357,484        $292,150
Interest (After Taxes) on
     Convertible Debt                       -              -           3,620
Net Earnings, as Adjusted            $482,422       $357,484        $295,770
Weighted Average Shares Outstanding   352,104        348,554         335,199
Dilutive Effect of Stock Options        1,691            205             158
Dilutive Effect of Convertible Debt         -              -          10,012
Weighted Average Shares, as Adjusted  353,795        348,759         345,369
Diluted Earnings per Share              $1.36          $1.03            $.86


NOTE 8 - Shareholders' Equity:

Authorized shares of common stock were 1.4 billion at January 29, 1999 and 700 million at January 30, 1998 and January 31, 1997.

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

The Company has a shareholder rights plan, which provides for a dividend distribution of one preferred share purchase right on each outstanding share of common stock. Each purchase right will entitle shareholders to buy one unit of a newly authorized series of preferred stock for $152.50. Each unit is intended to be the equivalent of one share of common stock. The purchase rights will be exercisable only if a person or group acquires or commences a tender offer for 15% or more of Lowe's common stock. The purchase rights are not exercisable or transferable by the person or group acquiring the stock or commencing the tender offer. The rights will expire on September 9, 2008, unless the Company redeems or exchanges them earlier.

The Company has two stock incentive plans, referred to as the "1994" and "1997" Incentive Plans, under which incentive and non-qualified stock options, stock appreciation rights, restricted stock awards and incentive awards may be granted to key employees. No awards may be granted after January 31, 2004 under the 1994 plan and 2007 under the 1997 plan. Stock options generally have terms ranging from 5 to 10 years, vest evenly over 3 years and are assigned an exercise price of not less than the fair market value on the date of grant. At January 29, 1999, there were 285,050 and 6,869,614 shares available for grants under the 1994 and 1997 plans, respectively.

Option information is summarized as follows:

Key Employee Stock Option Plans                           Weighted-Average
                                          Shares      Exercise Price Per Share
                                      (In Thousands)
Outstanding at January 31, 1996             40                   $19.38
   Granted                               2,430                   $19.56
   Canceled or Expired                     (20)                  $19.38
Outstanding at January 31, 1997          2,450                   $19.56

   Granted                               1,494                   $22.55
   Canceled or Expired                     (20)                  $19.56
   Exercised                                (4)                  $19.56
Outstanding at January 30, 1998          3,920                   $20.70

   Granted                               1,736                   $44.35
   Canceled or Expired                    (249)                  $20.78
   Exercised                              (621)                  $19.77
Outstanding at January 29, 1999          4,786                   $29.40

Exercisable at January 29, 1999          1,620                   $20.41


Of the 4,786,000 options outstanding at January 29, 1999, 3,054,000 options had exercise prices per share ranging from $19.38 to $23.66 with a weighted-average remaining term of 3.2 years. The remaining options outstanding, totaling 1,732,000, had exercise prices per share ranging from $34.78 to $45.00 with a weighted-average remaining term of 6.8 years. The exercise prices per share of those options exercisable at January 29, 1999 range from $19.38 to $23.66.

Stock appreciation rights were denominated in units, which were comparable to a share of common stock for purposes of determining the amount payable under an award. An award entitled the participant to receive the excess of the final value of the unit over the fair market value of a share of common stock on the first day of the performance period, generally three years. The final value was the average closing price of a share of common stock during the last month of the performance period. Limits were established with respect to the amount payable on each unit. A total of 253,700 stock appreciation rights were paid out at the maximum level of $1,902,750 during 1998 with no remaining awards outstanding at January 29, 1999. The costs of these rights were expensed over the performance periods and have reduced pre-tax earnings by $0.3, $0.9 and $1.0 million in 1998, 1997 and 1996, respectively.

Restricted stock awards of 10,000, 870,700 and 777,100 shares, with per share weighted-average fair values of $35.13, $24.80 and $16.57, were granted to certain executives in 1998, 1997 and 1996, respectively. These shares are nontransferable and subject to forfeiture for periods prescribed by the Company. These shares may become transferable and vested earlier based on achievement of certain performance measures. During 1998, a total of 280,100 shares were forfeited and 164,950 shares became vested. At January 29, 1999, grants totaling 1,548,750 shares are included in Shareholder's Equity and are being amortized as earned over periods not exceeding seven years. Related expense (charged to compensation expense) for 1998, 1997 and 1996 was $18.5, $6.2 and $1.9 million, respectively.

The Company has a Directors' Stock Incentive Plan. This Plan provides that at the first Board meeting following each annual meeting of shareholders, the Company shall issue each non-employee Director 500 shares of common stock. Up to 50,000 shares may be issued under this Plan. In 1998, 1997 and 1996, 12,000, 8,000 and 8,000 shares, respectively, were issued under this Plan. Prior to its expiration in 1994, 280,000 stock options were granted under a Non-Employee Directors' Stock Option Plan. In 1998 and 1997, 40,000 and 24,000 shares, respectively, were exercised under this Plan. There were no exercises under the Plan in 1996. No shares were canceled under the Plan in 1998, 1997 or 1996. At January 29, 1999, 104,000 shares were exercisable. Of the remaining outstanding options at January 29, 1999, the exercise price per share ranges from $3.19 to $9.44 and their weighted-average remaining term is
2.6 years.

The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock option plans. Accordingly, no compensation expense has been recognized for stock-based compensation where the option price of the stock approximated the fair market value of the stock on the date of grant, other than for restricted stock grants and stock appreciation rights. Had compensation for 1998, 1997 and 1996 stock options granted been determined consistent with Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," the Company's net earnings and earnings per share (EPS) amounts for 1998, 1997 and 1996 would approximate the following pro forma amounts
(in thousands, except per share data):

                           1998                        1997                        1996
                 As Reported   Pro Forma     As Reported   Pro Forma     As Reported   Pro Forma
Net Earnings     $482,422      $474,533      $357,484      $352,217      $292,150      $291,411
Basic EPS           $1.37         $1.35         $1.03         $1.01          $.87          $.87
Diluted EPS         $1.36         $1.34         $1.03         $1.01          $.86          $.85

The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the assumptions listed below.
                                             1998         1997          1996_
Weighted average fair value per option     $18.38        $9.30         $8.50
Assumptions used:
  Weighted average expected volatility       31.6%        34.8%         38.3%
  Weighted average expected dividend yield   0.35%        0.60%         0.66%
  Weighted average risk-free interest rate   4.71%        6.04%         6.01%
  Weighted average expected life, in years    6.9          5.0           5.0


During 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income (SFAS 130)." The Company reports comprehensive income in its consolidated statement of shareholders' equity. SFAS 130 requires the reporting of comprehensive income in addition to net earnings from operations. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that has not been historically recognized in the calculation of net earnings.

For the three years ended January 29, 1999, unrealized holding gains (losses) on available-for-sale securities is the only other comprehensive income component for the Company. As required by SFAS 130 in the year of adoption and forward, the following disclosures of unrealized net holding gains are made for 1998.

                                                  Pre-        Tax        After
(In Thousands)                                    Tax       Expense       Tax
Unrealized net holding gains
  arising during the year                         $417       $177          $240
Less:  Reclassification adjustment for
  gains included in net earnings                    17          6            11
Unrealized net gains on available-for-sale
  securities, net of reclassification adjustment  $400       $171          $229


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

In August 1998, the Company entered into a $100 million operating lease agreement for a distribution facility and store facilities. The initial lease term is three years with two 1-year renewal options. The agreement contains significant guaranteed residual values and purchase options at original cost for all properties under the agreement.

The future minimum rental payments required under capital and operating leases having initial or remaining noncancelable lease terms in excess of one year are summarized as follows:

                                           Operating Leases                Capital Leases
Fiscal Year                          Real Estate      Equipment      Real Estate      Equipment       Total
(In Thousands)

1999                                  $ 104,771         $1,110       $  52,945         $291      $  159,117
2000                                    108,482            673          52,963          218         162,336
2001                                    105,759            194          52,981           98         159,032
2002                                    102,263             43          52,981           98         155,385
2003                                    101,657              -          52,981           49         154,687
Later Years                           1,314,657              -         634,626            -       1,949,283

Total Minimum Lease Payments	         $1,837,589        $2,020         $899,477         $754      $2,739,840

Total Minimum Capital
  Lease Payments                                                              $900,231
Less Amount Representing
  Interest                                                                     429,951
___________________________________________________________________________________________________________
Present Value of Minimum
  Lease Payments                                                               470,280
Less Current Maturities                                                         12,952
___________________________________________________________________________________________________________
Present Value of Minimum
  Lease Payments,
  Less Current Maturities                                                     $457,328

Rental expenses under operating leases for real estate and equipment were $89.3, $65.4 and $59.2 million in  1998, 1997 and 1996, respectively.

NOTE 10 - Employee Retirement Plans:

The Company's contribution to its Employee Stock Ownership Plan (ESOP) is determined annually by the Board of Directors. The ESOP covers all employees after completion of one year of employment and 1,000 hours of service during that year. Contributions are allocated to participants based on their eligible compensation relative to total eligible compensation. Contributions may be made in cash or shares of the Company's common stock and are generally made in the following year. ESOP expense for 1998, 1997 and 1996 was $80.3, $63.1 and $61.1 million, respectively.

At January 29, 1999, the Employee Stock Ownership Trust held approximately 9.3% of the outstanding common stock of the Company. Shares allocated to ESOP participants' accounts are voted by the trustee according to participants' voting instructions.

The Board of Directors determines contributions to the Company's Employee Savings and Investment Plan (ESIP) each year based upon a matching formula applied to employee contributions. All employees are eligible to participate in the ESIP on the first day of the month following completion of one year of employment. Company contributions to the ESIP for 1998, 1997 and 1996 were $10.6, $8.7 and $7.2 million, respectively. The Company's common stock is an investment option for participants in the ESIP. Shares held in the ESIP are voted by the trustee as directed by an administrative committee of the ESIP.



NOTE 11 - Income Taxes:
                                          1998                 1997                1996
                                  ______________Statutory Rate Reconciliation__________________

Statutory Federal Income Tax Rate         	35.0%                35.0%               35.0%
State Income Taxes-Net of Federal
      Tax Benefit                          2.4                  2.2                 1.8
Other, Net                                (1.0)                (1.2)               (1.2)
Effective Tax Rate                        36.4%                36.0%               35.6%_______

(In Thousands)                    ____________Components of Income Tax Provision_______________
Current
  Federal                         $235,827    85.4%     $175,649    87.4%	     $135,075    83.7%
  State                             25,836     9.4        17,777     8.8         9,338     5.8
Total Current                      261,663    94.8       193,426    96.2       144,413    89.5
Deferred
  Federal                           11,880     4.3         6,328     3.1        14,122     8.7
  State                              2,457     0.9         1,309     0.7         2,921     1.8
Total Deferred                      14,337     5.2         7,637     3.8        17,043    10.5
Total Income Tax Provision        $276,000   100.0%     $201,063   100.0%     $161,456   100.0%

The tax effect of cumulative temporary differences and carryforwards that gave rise to the deferred tax assets and liabilities and the related valuation allowance at January 29,
1999 and January 30, 1998 is as follows (in thousands):
                                           January 29, 1999                               January 30, 1998
	                                Assets       Liabilities       Total           Assets       Liabilities       Total___
Accrued Excess Property and
  Store Closing Costs          $20,046       	        -       $20,046             $16,208               -        16,208
Insurance                       15,120               -        15,120              11,338               -        11,338
Depreciation                         -       $(179,060)     (179,060)                  -        (144,601)     (144,601)
Property Taxes                   1,561               -         1,561               3,140               -         3,140
Other, Net                      42,431          (4,237)       38,195              36,001         (11,748)       24,253

Total                          $79,158       $(183,297)    $(104,139)            $66,687       $(156,349)     $(89,662)

There was no valuation allowance at January 29, 1999 or January 30, 1998.  The valuation allowance decreased
$0.3 million in 1997 and decreased $1.3 million in 1996.

NOTE 12 - Litigation:

The Company is a defendant in legal proceedings considered to be in the normal course of business, none of which, singularly or collectively, are considered material to the Company.


NOTE 13 - Other Information:

Net interest expense is composed of the following:
                                                        1998         1997         1996
(In Thousands)

Long-Term Debt                                       $63,592      $34,936      $31,300
Capitalized Leases                                    39,104       38,255       29,076
Short-Term Debt                                        5,506        7,913        4,368
Amortization of Loan Costs                               779          527          403
Interest Income                                      (20,218)      (7,741)      (8,765)
Interest Capitalized                                 (14,028)      (8,323)      (7,315)

Net Interest Expense                                 $74,735      $65,567      $49,067
______________________________________________________________________________________

Supplemental Disclosures of Cash Flow Information:
                                                        1998         1997         1996
(In Thousands)

Cash Paid for Interest
  (Net of Amount Capitalized)                        $99,574      $74,005   	   $66,350
Cash Paid for Income Taxes                          $262,583     $196,144     $125,266


Noncash Investing and Financing Activities:

Fixed Assets Acquired under
  Capital Leases                                     $47,303      $32,738    $182,676
Termination of Capital Leases                         10,401            -           -
Common Stock Issued to ESOP (Note 10)                 60,074       56,630      43,890
Common Stock Issued to Executives and
  Directors, net of Unearned Compensation             17,853        6,407       2,030
Conversion of Debt to Common Stock                         -            -    $256,798
Notes Received in Exchange for Assets                      -          600           -
Notes Issued in Exchange for Assets                  $ 6,014      $ 2,200           -
_____________________________________________________________________________________



Sales by Product Category:
                                           1998                   1997                    1996
(Dollars in Millions)                Total                  Total                  Total
Product Category                     Sales      %           Sales      %           Sales      %_

Fashion Plumbing & Electrical       $1,388     11%         $1,161     12%         $  908     11%
Tools                                1,234     10           1,002     10             793      9
Building Materials                   1,207     10           1,034     10           1,008     12
Lumber                               1,186     10           1,124     11           1,014     12
Outdoor Hardlines                    1,165     10             929      9             803      9
Major Appliances/Kitchens            1,115      9             842      8             619      7
Hardware                               922      8             745      8             636      7
Millwork                               908      8             748      8             664      8
Floors, Windows & Walls                790      6             594      6             448      5
Rough Plumbing & Electrical            784      6             655      6             584      7
Paint & Sundries                       752      6             624      6             511      6
Nursery & Gardening Products           669      5             546      5             420      5
Electronics                            125      1             133      1             192      2

Totals                             $12,245    100%        $10,137    100%         $8,600    100%
________________________________________________________________________________________________


NOTE 14 - Merger Agreement (Unaudited):

In November 1998, the Company entered into a merger agreement to acquire Eagle Hardware and
Garden, Inc. (Eagle).  Eagle is a leading operator of home improvement centers in the western United States.  The transaction, which was effected as a stock-for-stock transaction, was completed April 2, 1999.  The transaction was structured as a tax-free reorganization and was accounted for as a pooling of interests.

Following is selected unaudited pro forma combined financial data for the Company and Eagle for 1998, 1997 and 1996.  The results of operations assume that the companies had always been combined for accounting purposes, and the balance sheet data assumes the merger was completed on January 29, 1999.  The year ended January 31, 1997 was a 53-week year for Eagle and a 52-week year for the Company.  The stockholders' equity figure has been adjusted by tax effected merger related expenses of $10 million.

(In Thousands)                        _____1998                   1997                    1996___
Results of Operations Data:
  Net Sales                           $13,330,540            $11,108,378               $9,361,204
  Gross Margin                          3,602,071              2,963,125                2,435,339
  Net Earnings                            518,754                387,400                  313,887
  Basic Earnings Per Share                   1.40                   1.05                      .89
  Diluted Earnings Per Share                 1.39                   1.05                      .87
  Cash Dividends Per Share            $       .12            $       .11               $      .10

Balance Sheet Data (as of January 29, 1999):
  Total Assets                        $ 7,064,404
  Long-Term Debt, Excluding Current
     Maturities                       $ 1,364,278
  Shareholders' Equity                $ 3,587,289
_________________________________________________________________________________________________

NOTE 15 - Subsequent Events (Unaudited):

In February 1999, the Company issued $400 million principal of 6.5% Debentures due March 15, 2029. The debentures were issued at an original price of $986.47 per $1000 principal amount, which represented an original discount of
 .478% and underwriters' discount of .875%. The debentures may not be redeemed prior to maturity.

In March 1999, the Company issued 6,206,895 shares of common stock in a public offering. The net proceeds from the stock offering were approximately $348.1 million. The shares were issued under a shelf registration statement filed with the Securities and Exchange Commission in December 1997.


Page 32:

LOWE'S COMPANIES, INC.
SELECTED FINANCIAL DATA
(Unaudited)
(In Thousands, Except Per Share Data)
                                              1998           1997          1996         1995           1994
Selected Statement of Earnings Data:
  Net Sales                            $12,244,882    $10,136,890    $8,600,241	    $7,075,442    $6,110,521
  Gross Margin                           3,294,726      2,689,773     2,223,759     1,763,247     1,512,544
  Net Earnings                             482,422        357,484       292,150       	226,027       223,560
  Basic Earnings Per Share                    1.37           1.03           .87           .71           .72
  Diluted Earnings Per Share                  1.36           1.03           .86           .68           .70
  Dividends Per Share                  $       .12   	 $       .11    $      .10    	$      .10    $      .09
___________________________________________________________________________________________________________
Selected Balance Sheet Data:
  Total Assets                          $6,344,651     $5,219,277    $4,434,954	    $3,556,386    $3,105,992
  Long-Term Debt, Excluding
    Current Maturities	                  $1,283,092     $1,045,570    $  767,338    $  866,183    $  681,184
___________________________________________________________________________________________________________

Selected Quarterly Data*                         First            Second            Third            Fourth

1998
  Net Sales                                 $2,899,540        $3,425,685       $3,003,993        $2,915,664
  Gross Margin                                 760,038           903,036          812,319           819,333
  Net Earnings                                  94,465           165,378          116,367           106,212
  Basic Earnings Per Share                         .27               .47              .33               .30
  Diluted Earnings Per Share                $      .27        $      .47       $      .33        $      .30

1997
  Net Sales                                 $2,400,754        $2,808,086       $2,530,481        $2,397,568
  Gross Margin                                 623,703           731,093          670,886           664,090
  Net Earnings                                  70,383           126,496	           88,099            72,507
  Basic Earnings Per Share                         .20               .36              .25               .21
  Diluted Earnings Per Share                $      .20        	$      .36       $      .25        $      .21


*LIFO Adjustment:

 1998 - The total LIFO effect for the year was a credit of $29.0 million. A credit of $11.1 million was made against earnings through the first nine months and a credit of $17.9 million was made in the fourth quarter.

 1997 - The total LIFO effect for the year was a credit of $7.0 million. A charge of $5.5 million was made against earnings through the first nine months, resulting in a fourth quarter credit of $12.5 million.

Page 33:

Lowe's Quarterly Stock Price Range and Cash Dividends
                     Fiscal 1998                    Fiscal 1997                         Fiscal 1996
               High      Low     Dividend     High        Low    Dividend         High     Low     Dividend
1st
 Quarter     $36 7/32   $25 7/8   $.028     $20 1/8    $16 3/16   $.028       $18 1/8   $14 11/16   $.025
2nd
 Quarter     45 1/8      33 7/8    .030      19 15/16   16 27/32   .028        19 1/2    14 5/16     .025
3rd
 Quarter     42 1/4      24 15/16  .030      22 5/32    16 31/32   .028        21 21/32  16 3/16     .025
4th
 Quarter     $58 5/16   $34 7/16  $.030     $25 25/32  $20 25/32   .028       $21 3/4   $15 13/16   $.028