Form 10-K405, Exhibit 13
period 2000-01-28
LOWES COMPANIES INC
filed 2000-04-26
CIK 60667

EXHIBIT 13

Page 7:

"Lowe's Stores" table showing the number of Lowe's stores in each applicable state, including projected store openings in fiscal 2000.

  State           Number of Stores           State        Number of Stores
Alabama                  20                Alaska                1
Arizona                   5                Arkansas              8
California               24                Colorado              7
Connecticut               4                Delaware              4
Florida                  39                Georgia              28
Hawaii                    2                Idaho                 2
Illinois                 14                Indiana              22
Iowa                      5                Kansas                3
Kentucky                 22                Louisiana            12
Maryland                 16                Massachusetts         1
Michigan                 19                Mississippi           9
Missouri                 13                Montana               1
Nevada                    5                New Jersey            3
New Mexico                1                New York             11
North Carolina           72                Ohio                 48
Oklahoma                  9                Oregon                1
Pennsylvania             31                South Carolina       30
Tennessee                32                Texas                53
Utah                      5                Virginia             41
Washington               18                West Virginia        12


Page 13:

Disclosure Regarding Forward Looking Statements

   Our Annual Report talks about our future, particularly in the "Letter to Shareholders" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." While we believe our expectations are reasonable, we can't guarantee them and you should consider this when thinking about statements we make that aren't historical facts. Some of the things that could cause our actual results to differ substantially from our expectations are:
  Our sales are dependent upon the general economic health of the country, variations in the number of new housing starts, the level of repairs, remodeling and additions to existing homes, commercial building activity, and the availability and cost of financing. An economic downturn can impact sales because much of our inventory is purchased for discretionary projects, which can be delayed.
  Our expansion strategy may be impacted by environmental regulations, local zoning issues and delays, availability and development of land, and more stringent land use regulations than we have traditionally experienced.
  Many of our products are commodities whose prices fluctuate erratically within an economic cycle, a condition true of lumber and plywood.
  Our business is highly competitive, and as we expand to larger markets, and to the Internet, we may face new forms of competition which do not exist in some of the markets we have traditionally served.
  The ability to continue our everyday competitive pricing strategy and provide the products that customers want depends on our vendors providing a reliable supply of inventory at competitive prices.
  On a short-term basis, weather may impact sales of product groups like lawn and garden, lumber, and building materials.



Page 14:

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Lowe's Companies, Inc.


We have audited the accompanying consolidated balance sheets of Lowe's Companies, Inc. and subsidiaries as of January 28, 2000 and January 29, 1999, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three fiscal years in the period ended January 28, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements give retroactive effect to the 1999 merger of the Company and Eagle Hardware & Garden, Inc., which has been accounted for as a pooling of interests as described in Note 2 to the consolidated financial statements. We did not audit the balance sheet of Eagle Hardware & Garden, Inc. as of January 29, 1999, or the related statements of earnings, shareholders' equity, and cash flows of Eagle Hardware & Garden, Inc. for each of the fiscal years ended January 29, 1999 and January 30, 1998, which statements reflect total assets of $719.8 million as of January 29, 1999, and total revenues of $1,085.7 million and $971.5 million for each of the fiscal years ended January 29, 1999 and January 28, 1998, respectively. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Eagle Hardware & Garden, Inc. for fiscal years 1998 and 1997, is based solely on the report of such other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lowe's Companies, Inc. and subsidiaries at January 28, 2000 and January 29, 1999, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 28, 2000 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective for the year ended January 28, 2000, the Company has given retroactive effect to the change in its method of accounting for a substantial portion of its inventories from the LIFO (last-in, first-out) method to the FIFO (first-in, first-out) method.


/s/  Deloitte & Touche LLP

Charlotte, North Carolina
February 17, 2000





Pages 15-17:

                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS


       This discussion summarizes the significant factors affecting the Company's consolidated operating results and liquidity and capital resources during the three-year period ended January 28, 2000 (i.e., fiscal years 1999, 1998 and 1997). This discussion should be read in conjunction with the Letter to Shareholders, financial statements, and financial statement footnotes included in this annual report.

       The Company changed its method of accounting for substantially all of its inventories from the Last-In-First-Out (LIFO) method to the First-In-First-Out (FIFO) method effective for the fiscal year ended January 28, 2000. The Company has been experiencing reduced costs in most product categories resulting from a combination of better buying, increased imports and logistics efficiencies. Therefore, management believes the FIFO method provides a better measurement of operating results. The change will also aid in financial statement comparability within the retail home improvement industry segment.

       Prior period consolidated financial statements have been restated for the retroactive effect of the change in accounting method. A LIFO adjustment was not required during 1999 because the calculated effect was minimal; therefore there was no effect on current year earnings. The effect of this change on the Company's net earnings and retained earnings for the years ended January 29, 1999 and January 30, 1998 was a decrease of $18.4 million ($.05 per share diluted) and $4.4 million ($.01 per share diluted), respectively.

       The Company completed its merger with Eagle Hardware & Garden, Inc. (Eagle) on April 2, 1999. The transaction, which was valued at approximately $1.3 billion, was structured as a tax-free exchange of the Company's common stock for Eagle's common stock, and was accounted for as a pooling of interests. As a result, all current and historical financial information is presented on a combined basis.

OPERATIONS

       Net earnings for 1999 increased 34% to $672.8 million or 4.2% of sales compared to $500.4 million or 3.8% of sales for 1998. Diluted earnings per share were $1.75 for 1999 compared to $1.34 for 1998 and $1.04 for 1997. Return on beginning assets was 9.5% for 1999 compared to 8.5% for 1998; and return on beginning shareholders' equity was 18.6% for 1999 compared to 16.8% for 1998.

       Net earnings for 1999, excluding the one-time charge of $.04 per share for costs relating to the merger with Eagle, increased 38% to $689.8 million or 4.3% of sales. Diluted earnings per share, excluding the one-time charge, were $1.79 for 1999. Excluding the one-time charge, return on beginning assets was 9.7% for 1999; and return on beginning shareholders' equity was 19.1% for 1999.

       The Company's sales were $15.9 billion in 1999, a 19% increase over 1998 sales of $13.3 billion. Sales for 1998 were 20% higher than 1997 levels. Comparable store sales increased 6.2% in 1999. The increases in sales are attributable to the Company's ongoing store expansion and relocation program along with the growth in comparable store sales. Comparable store sales increases are driven by the Company's focus on commercial business, special order, and installed sales initiatives, which is combined with the continued strategy of employing an expanded inventory assortment, everyday competitive prices and an emphasis on customer service. The following table presents sales and store information:

                                      1999              1998             1997
Sales (in millions)                 $15,906           $13,331         $11,108
Sales Increases                          19%               20%             19%
Comparable Store Sales Increases          6%                6%              4%

At end of year:
Stores                                  576               520             477
Sales Floor Square Feet (in millions)  57.0              47.8            39.9
Average Store Size Net Selling
  Square Feet (in thousands)             99                92              84

Gross margin in 1999 was 27.5% of sales compared to 26.8% in 1998. Both of these years showed improvement over the 26.6% rate achieved in 1997. Lower product acquisition costs, along with adherence to careful pricing disciplines in the execution of the Company's everyday competitive pricing strategy, and changes in product mix resulting from the expanded merchandise selection available in larger stores continued to provide margin improvements during 1999 and 1998. In addition, an increase in the level of controls relating to inventory shrinkage also contributed to gross margin improvements in 1999.

       Selling, general and administrative expenses (SG&A) were $2.8 billion or 17.4% of sales in 1999. SG&A in the two previous years were $2.3 and $2.0
billion or 17.5% and 17.6% of sales, respectively.    The 10 basis point
decrease in 1999 and 1998 resulted primarily from lower net advertising costs, increased credit card program income and leveraging of expenses.

       Store opening costs were $98.4 million for 1999 compared to $75.6 and $72.7 million in 1998 and 1997, respectively, and were expensed as incurred. These costs are associated with the opening of 91 stores in 1999 (60 new and 31 relocated). This compares to 81 stores in 1998 (50 new and 31 relocated) and 72 stores in 1997 (48 new and 24 relocated). As a percentage of sales, store opening costs were 0.6% for both 1999 and 1998 and 0.7% for 1997. Store opening costs averaged approximately $1.0 million per store in 1999.

       Depreciation, reflecting continued fixed asset expansion, increased 17% to $337.4 million in 1999, compared to increases of 13% and 22% in 1998 and 1997, respectively. Depreciation as a percentage of sales was 2.1% for 1999, a slight decrease from 2.2% in 1998 and 2.3% in 1997. Approximately 29% of new stores opened in the last three years have been leased, of which approximately 47%, 43% and 25% in 1999, 1998 and 1997, respectively, were under capital leases. Property, less accumulated depreciation, increased to $5.2 billion at January 28, 2000 compared to $4.1 billion at January 29, 1999. The increase in property resulted primarily from the Company's store expansion program, including land, building, store equipment, fixtures and displays.

       Net interest costs as a percent of sales were 0.5% for 1999 and 0.6% for 1998 and 1997. Net interest costs totaled $84.9 million in 1999, $80.9 million in 1998 and $71.6 million in 1997. Interest costs relating to capital leases were $42.6, $39.3 and $38.4 million for 1999, 1998 and 1997, respectively. See the discussion of liquidity and capital resources below.

       The Company's effective income tax rates were 36.7%, 36.4% and 36.0% in 1999, 1998 and 1997, respectively. The higher rates in 1999 and 1998 were primarily related to expansion into states with higher state income tax rates. The rate increase in 1999 is also attributable to the impact of non-deductible merger expenses.


LIQUIDITY AND CAPITAL RESOURCES

       Primary sources of liquidity are cash flows from operating activities and certain financing activities. Net cash provided by operating activities was $1.2 billion for 1999. This compares to $741.6 and $691.0 million in 1998 and 1997, respectively. The increase in net cash provided by operating activities for 1999 and 1998 is primarily related to increased earnings and various operating liabilities which were offset by an increase in inventory, net of an increase in accounts payable from year to year. Working capital at January 28, 2000 was $1.3 billion compared to $942.6 million at January 29, 1999.

       The primary component of net cash used in investing activities continues to be new store facilities in connection with the Company's expansion plan. Cash acquisitions of fixed assets were $1.5 billion for 1999. This compares to $1.1 billion and $826.2 million for 1998 and 1997, respectively. Retail selling space as of January 28, 2000 increased 19% over the selling space as of January 29, 1999. The January 29, 1999 selling space total of 47.8 million square feet represents a 20% increase over 1997. Financing and investing activities also include noncash transactions of capital leases for new store facilities and equipment, the result of which is to increase long-term debt and property. During 1999, 1998 and 1997, the Company acquired fixed assets (primarily new store facilities) under capital leases of $27.6, $47.3 and $32.7 million, respectively.

       Cash flows provided by financing activities were $593.4, $287.5 and $265.1 million in 1999, 1998 and 1997, respectively. The major cash components of financing activities in 1999 included increased cash from the issuance of $400 million principal amount of 6.5% debentures due March 15, 2029 in a private offering, and $348.3 million in net proceeds from a common stock offering, offset by a decrease in cash from the payment of $47.6 million in cash dividends and $108.3 million in scheduled debt maturities.
In 1998, financing activities included the issuance of $300 million principal amount of 6.875% debentures, $50.8 million in cash dividend payments and $23.3 million in scheduled debt repayments. Major financing activities during 1997 included cash received from the issuance of $268 million aggregate principal of Medium Term Notes, offset by cash dividend payments of $28.7 million and $36.3 million of scheduled debt repayments. The ratio of long-term debt to equity plus long-term debt was 27.6%, 28.9% and 28.9% as of year end 1999, 1998 and 1997, respectively. The decrease in 1999 was primarily due to proceeds from a common stock offering as previously described.

       At January 28, 2000, the Company had a $300 million revolving credit facility with a syndicate of eleven banks, available lines of credit aggregating $218 million for the purpose of issuing documentary letters of credit and standby letters of credit and $50 million available, on an unsecured basis, for the purpose of short-term borrowings. At January 28, 2000, outstanding letters of credit aggregated $108.8 million. The revolving credit facility has $100 million expiring in November 2000, with the remaining $200 million expiring in November 2001. In addition, the Company has a $100 million revolving credit and security agreement from a financial institution with $92.5 million outstanding at January 28, 2000.

       The Company's 2000 capital budget is currently at $2.2 billion, inclusive of approximately $225 million of operating or capital leases. Approximately 85% of this planned commitment is for store expansion and new distribution centers. Expansion plans for 2000 consist of approximately 95 stores (including the relocation of 17 older, smaller format stores). This planned expansion is expected to increase sales floor square footage by approximately 18%. Approximately 10% of the 2000 projects will be leased and 90% will be owned. The Company has begun construction on a regional distribution center located in Perris, California. The 1.2 million square foot facility is expected to be operational in the first quarter of 2001. During 2000, construction will also begin on another distribution center in Findlay, Ohio which is expected to be operational in late 2001. At January 28, 2000, the Company operated six regional distribution centers and nine smaller support facilities. The Company believes that funds from operations, funds from debt issuances, leases and existing short-term credit agreements will be adequate to finance the 2000 expansion plan and other operating requirements.


YEAR 2000

       The Company, as well as most other businesses, committed a significant amount of time and resources to ensure that its information technology (IT) systems were year 2000 compliant. The Company also took steps to prevent or lessen any potential adverse effects on overall operations, which included assessing the readiness of merchandise vendors and other entities with which it does business. As a result of these preparations, the Company achieved a smooth transition into the year 2000.

       Preparations for the year 2000 required expenditures to convert the Company's existing IT systems. These costs have been estimated to total approximately $5 million and were expensed as incurred. In addition, approximately $19 million of computer hardware was purchased to replace existing non-compliant hardware. The cost of the new hardware was capitalized and is being depreciated over useful lives ranging from three to five years. The cost to convert systems was mitigated by substantial investments in new computer equipment over the past six years. The Company continuously makes investments in technology in order to improve customer service and the availability of information to management.


MARKET RISK

       During 1999 and 1998, the Company utilized an interest rate swap agreement to manage interest rates on certain mortgages. Variable rates on mortgages, totaling $25 million, are being swapped for a fixed rate of 7.94% until the year 2007. The swap agreement limits the Company's exposure to the possibility of rising interest rates.

       The Company's major market risk exposure is the potential loss arising from changing interest rates and its impact on long-term investments and long-term debt. The Company's policy is to manage interest rate risks by maintaining a combination of fixed and variable rate financial instruments. At January 28, 2000, long-term investments consisted of $31.1 million in municipal obligations and preferred stocks, classified as available-for-sale securities. Although the fair value of these securities, like all fixed income securities, would fall if interest rates increase, the Company has the ability to hold its fixed income investments until maturity and not experience an adverse impact on earnings or cash flows. The following table summarizes the Company's market risks associated with long-term debt. The table presents principal cash outflows and related interest rates by year of maturity. Fair values included below were determined using quoted market rates or interest rates that are currently available to the Company on debt with similar terms and remaining maturities.

                   Long-Term Debt Maturities by Fiscal Year
                            (Dollars in Millions)
                                                   There-               Fair
                2000   2001   2002   2003   2004   After     Total     Value
Fixed Rate     $61.1  $43.3  $61.5  $31.8  $80.2  $1,560.5  $1,838.4 $2,021.4
Average
interest rate   7.51%  8.27%  8.15%  8.67%  8.32%   7.61%

Variable Rate  $ 0.2  $ 0.1  $ 0.1  $ 0.1  $ 0.1   $ 2.2     $ 2.8      $2.8
Average
 interest rate  4.25%  4.25%  4.25%  4.25%  4.25%   3.63%


NEW ACCOUNTING PRONOUNCEMENTS

     Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) was issued in June 1998. SFAS 133 is effective for the Company in the year beginning February
3, 2001.   SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Management is currently evaluating the impact of the adoption of SFAS 133 and its effect on the Company's financial statements.


Pages 19-30:

Lowe's Companies, Inc.
Consolidated Statements of Earnings
In Thousands, Except Per Share Data

                              January 28,      %         January 29,      %          January 30,        %
Years Ended on                   2000        Sales         1999         Sales          1998           Sales

Net Sales                   $15,905,595       100.0%    $13,330,540      100.0%      $11,108,378       100%
Cost of Sales                11,525,013        72.5       9,756,645       73.2         8,155,332       73.4
Gross Margin                  4,380,582        27.5       3,573,895       26.8         2,953,046       26.6
Expenses:
Selling, General
   and Administrative         2,772,428        17.4       2,341,410       17.5         1,954,440       17.6
Store Opening Costs              98,448         0.6          75,571        0.6            72,666        0.7
Depreciation                    337,359         2.1         288,607        2.2           255,694        2.3
Interest (Note 14)               84,852         0.5          80,941        0.6            71,615        0.6
Nonrecurring Merger
   Costs (Note 2)                24,378         0.2               -          -                 -          -

Total Expenses                3,317,465        20.8       2,786,529       20.9         2,354,415       21.2

Pre-Tax Earnings              1,063,117         6.7         787,366        5.9           598,631        5.4
Income Tax Provision
   (Note 12)                    390,322         2.5         286,992        2.1           215,601        1.9
Net Earnings                   $672,795         4.2%       $500,374        3.8%         $383,030        3.5%

Basic Earnings Per Share (Note 8) $1.76                       $1.35                        $1.04

Diluted Earnings
  Per Share (Note 8)              $1.75                       $1.34                        $1.04

Cash Dividends Per Share          $0.13                       $0.12                        $0.11

See accompanying notes to consolidated financial statements.

Lowe's Companies, Inc.
Consolidated Balance Sheets
In Thousands

                                                  January 28,         %            January 29,        %
                                                     2000           Total             1999          Total

Assets
  Current Assets:
  Cash and Cash Equivalents                        $491,122          5.5%           $228,874         3.2%
  Short-Term Investments (Note 3)                    77,670          0.9              20,343         0.3
  Accounts Receivable - Net (Note 5)                147,901          1.6             143,928         2.0
  Merchandise Inventory (Note 1)                  2,812,361         31.2           2,384,700        33.6
  Deferred Income Taxes (Note 12)                    53,145          0.6              41,814         0.6
  Other Current Assets                              127,342          1.4              47,201         0.7
  Total Current Assets                            3,709,541         41.2           2,866,860        40.4
  Property, Less Accumulated
    Depreciation (Notes 4 and 6)                  5,177,222         57.5           4,085,798        57.7
  Long-Term Investments (Note 3)                     31,114          0.3              28,716         0.4
  Other Assets (Note 1)                              94,446          1.0             105,508         1.5
  Total Assets                                   $9,012,323        100.0%         $7,086,882       100.0%

Liabilities and Shareholders' Equity
  Current Liabilities:
  Short-Term Borrowings (Note 5)                    $92,475          1.0%           $117,075         1.7%
  Current Maturities of Long-Term Debt (Note 6)      59,908          0.7             107,893         1.5
  Accounts Payable                                1,566,946         17.4           1,220,543        17.2
  Employee Retirement Plans (Note 11)               101,946          1.1              85,466         1.2
  Accrued Salaries and Wages                        164,003          1.8             123,545         1.7
  Other Current Liabilities                         400,676          4.5             269,734         3.8
  Total Current Liabilities                       2,385,954         26.5           1,924,256        27.1
  Long-Term Debt, Excluding
    Current Maturities (Note 6, 7 and 10)         1,726,579         19.2           1,364,278        19.3
  Deferred Income Taxes (Note 12)                   199,824          2.2             175,372         2.5
  Other Long-Term Liabilities                         4,495            -               3,209           -
  Total Liabilities                               4,316,852         47.9           3,467,115        48.9

Shareholders' Equity (Note 9):
  Preferred Stock - $5 Par Value, none issued            -                                 -
  Common Stock - $.50 Par Value;
    Issued and Outstanding
    January 28, 2000          382,359
    January 29, 1999          374,388              191,179           2.1             187,194        2.6
  Capital in Excess of Par Value                 1,755,616          19.5           1,325,816       18.7
  Retained Earnings                              2,761,964          30.6           2,136,727       30.2
  Unearned Compensation-Restricted Stock Awards    (12,868)         (0.1)            (30,387)      (0.4)
  Accumulated Other Comprehensive Income (Loss)       (420)            -                 417          -
  Total Shareholders' Equity                     4,695,471          52.1           3,619,767       51.1
  Total Liabilities and Shareholders' Equity    $9,012,323         100.0%         $7,086,882      100.0%

See accompanying notes to consolidated financial statements.


Lowe's Companies, Inc.
Consolidated Statements of Shareholders' Equity
In Thousands
                                                                           Unearned           Accumulated
                                           Capital in                    Compensation            Other
                        Common Stock        Excess of      Retained       Restricted          Comprehensive    Total
                       Shares   Amount      Par Value      Earnings      Stock Awards            Income        Equity
Balance
 January 31, 1997     365,298  $182,649    $1,070,940     $1,287,505      $(18,434)              $(341)     $2,522,319
Cumulative Adjustment
 From Change in
 Accounting Method
 (Note 1)                                                     45,228                                            45,228
Comprehensive Income:
 Net Earnings                                                383,030
 Other Comprehensive
 Income, Net
  of Income Taxes
  ($268) and
  Reclassification
  Adjustments:
   Unrealized Gain
   on Available-for-
   Sale Securities                                                                                  529
Total Comprehensive
 Income                                                                                                        383,559
Tax Effect of
 Non-qualified                                                                                                       -
 Stock Options
 Exercised                                        875                                                              875
Cash Dividends                                               (38,239)                                          (38,239)
Stock Options
 Exercised (Note 9)       144        72         1,155                                                            1,227
Stock Issued to
 ESOP (Note 11)         2,984     1,492        55,136                                                           56,628
Shares issued
 to Directors               8         4           153                                                              157
Unearned Compensation
 - Restricted
 Stock Awards (Note 9)    804       402        20,108                      (14,260)                              6,250
Balance
 January 30, 1998     369,238   184,619     1,148,367      1,677,524       (32,694)                188       2,978,004

Comprehensive Income:
Net Earnings                                             500,374
Other Comprehensive
 Income, Net
 of Income Taxes
 and Reclassification
 Adjustments:
  Unrealized Gain on
  Available-for-Sale
  Securities (Note 9)                                                                              229
Total Comprehensive
 Income                                                                                                        500,603
Tax Effect of
 Non-qualified
 Stock Options
 Exercised                                      4,371                                                            4,371
Cash Dividends                                           (41,171)                                              (41,171)
Stock Options
 Exercised (Note 9)    676          338        12,853                                                           13,191
Stock Issued
 to ESOP (Note 11)   1,666          833        59,691                                                           60,524
Conversion of
 Convertible Debt
 to Stock            3,060        1,530        84,862                                                           86,392
Shares issued
 to Directors           12            6           469                                                              475
Unearned Compensation
 - Restricted
 Stock Awards
 (Note 9)             (264)        (132)       15,203                        2,307                              17,378
Balance
 January 29, 1999  374,388      187,194     1,325,816      2,136,727       (30,387)                417       3,619,767

Comprehensive Income:
Net Earnings                                                 672,795
Other Comprehensive
 Income, Net
 of Income Taxes
 and Reclassification
 Adjustments:
  Unrealized Loss on
  Available-for-
  Sale Securities
  (Note 9)                                                                                        (837)
Total
 Comprehensive
 Income                                                                                                        671,958
Tax Effect of
 Non-qualified
 Stock Options
 Exercised                                      9,888                                                            9,888
Cash Dividends                                               (47,558)                                          (47,558)
Common Stock
 Offering            6,207        3,103       345,197                                                          348,300
Stock Options
 Exercised (Note 9)    832          416        20,620                                                           21,036
Stock Issued
 to ESOP
 (Note 11)           1,078          539        58,973                                                           59,512
Shares issued
 to Directors           16            8            43                                                               51
Unearned Compensation
 - Restricted
 Stock Awards
 (Note 9)             (162)         (81)       (4,921)                      17,519                              12,517
Balance
 January 28, 2000  382,359     $191,179    $1,755,616     $2,761,964      $(12,868)              $(420)     $4,695,471

See accompanying notes to consolidated financial statements.


Lowe's Companies, Inc.
Consolidated Statements of Cash Flows
In Thousands
                                                              January 28,            January 29,           January 30,
                                                                2000                   1999                   1998
Cash Flows From Operating Activities:
 Net Earnings                                                 $672,795              $500,374               $383,030
 Adjustments to Reconcile Net Earnings to Net Cash
  Provided By Operating Activities:
 Depreciation                                                  337,359               288,607                255,694
 Amortization of Original Issue Discount                           463                   445                    192
 Increase in Deferred Income Taxes                              13,439                 8,226                  8,024
 Loss on Disposition/Writedown of Fixed and Other Assets        51,520                24,018                 14,263
 Changes in Operating Assets and Liabilities:
  Accounts Receivable - Net                                     (3,973)              (25,520)                  (846)
  Merchandise Inventory                                       (427,661)             (399,660)              (130,246)
  Other Operating Assets                                       (77,704)               (7,937)                 7,346
  Accounts Payable                                             346,403               184,660                 57,658
  Employee Retirement Plans                                     76,024                75,675                 61,860
  Other Operating Liabilities                                  182,223                92,757                 33,999
Net Cash Provided by Operating Activities                    1,170,888               741,645                690,974

Cash Flows from Investing Activities:
 (Increase) Decrease in Investment Assets:
  Short-Term Investments                                       (50,998)               19,848                 57,103
  Purchases of Long-Term Investments                           (12,413)              (19,866)               (15,384)
  Proceeds from Sale/Maturity of Long-Term Investments           2,531                 2,644                  4,811
 Increase in Other Long-Term Assets                            (36,643)              (21,723)                (9,940)
 Fixed Assets Acquired                                      (1,472,348)           (1,078,107)              (826,246)
 Proceeds from the Sale of Fixed and
  Other Long-Term Assets                                        67,837                38,202                 31,183
Net Cash Used in Investing Activities                       (1,502,034)           (1,059,002)              (758,473)

Cash Flows from Financing Activities:
 Net Increase (Decrease) in Short-Term Borrowings              (24,600)               18,971                 17,199
 Long-Term Debt Borrowings                                     394,588               328,159                310,795
 Repayment of Long-Term Debt                                  (108,309)              (23,318)               (36,252)
 Proceeds from Stock Offering                                  348,300                     -                      -
 Proceeds from Stock Options Exercised                          30,973                14,473                  1,988
 Cash Dividend Payments                                        (47,558)              (50,757)               (28,653)
Net Cash Provided by Financing Activities                      593,394               287,528                265,077

Net Increase (Decrease) in Cash and Cash Equivalents           262,248               (29,829)               197,578
Cash and Cash Equivalents, Beginning of Year                   228,874               258,703                 61,125
Cash and Cash Equivalents, End of Year                        $491,122              $228,874               $258,703

See accompanying notes to consolidated financial statements.


LOWE'S COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 28, 2000, JANUARY 29, 1999 AND JANUARY 30, 1998

NOTE 1 - Summary of Significant Accounting Policies:

The Company is the world's second largest home improvement retailer serving more than four million do-it-yourself and commercial business customers weekly. The Company operated 576 stores in 37 states from coast to coast at January
28, 2000.  Below are those accounting policies considered to be significant.

Fiscal Year - The Company's fiscal year ends on the Friday nearest January 31. The fiscal years ended January 28, 2000, January 29, 1999 and January 30, 1998 each had 52 weeks. All references herein for the years 1999, 1998 and 1997 represent the fiscal years ended January 28, 2000, January 29, 1999 and January 30, 1998, respectively.

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

Derivatives - The Company does not use derivative financial instruments for trading purposes. Interest rate swap and cap agreements, which are occasionally used by the Company in the management of interest rate exposure, are accounted for on a settlement basis. Income and expense are recorded in the same category as that arising from the related liability. The Company is currently utilizing an interest rate swap agreement to manage interest rates on certain mortgages. Variable rates on mortgages, totaling $25 million, are being swapped for a fixed rate of 7.94% until the year 2007. The swap agreement limits the Company's exposure to the possibility of rising interest rates.

Accounts Receivable - The majority of accounts receivable arise from sales to commercial business customers. The allowance for doubtful accounts is based on historical experience and a review of existing receivables. The allowance for doubtful accounts was $2.0 million at January 28, 2000 and January 29, 1999.

Sales generated through the Company's private label credit card are not reflected in receivables. Under an agreement with Monogram Credit Card Bank of Georgia (the Bank), a wholly owned subsidiary of General Electric Capital Corporation, consumer credit is extended directly to customers by the Bank and all credit program related services are performed directly by the Bank.

Merchandise Inventory - Inventory is stated at the lower of cost or market. In an effort to provide a better measure of operating results and to increase comparability with other companies in the retail home improvement industry, cost is determined using the first-in, first-out (FIFO) method. The cost of inventory also includes certain costs associated with the preparation of inventory for resale.

The Company changed its method of accounting for substantially all of its inventories from the Last-In-First-Out (LIFO) method to the First-In-First-Out
(FIFO) method effective for the fiscal year ended January 28, 2000. The Company has been experiencing reduced costs in most product categories resulting from a combination of better buying, increased imports and logistics efficiencies. Therefore, management believes the FIFO method provides a better measurement of operating results. The change will also aid in financial statement comparability within the retail home improvement industry segment.

Prior period consolidated financial statements have been restated for the retroactive effect of the change in accounting method. A LIFO adjustment was not required during 1999 because the calculated effect was minimal; therefore there was no effect on current year earnings. The effect of this change on the Company's net earnings and retained earnings for the years ended January 29, 1999 and January 30, 1998 was a decrease of $18.4 million ($.05 per share diluted) and $4.4 million ($.01 per share diluted), respectively.

Property and Depreciation - Property is recorded at cost. Costs associated with major additions are capitalized and depreciated. Upon disposal, the cost of properties and related accumulated depreciation are removed from the accounts with gains and losses reflected in earnings.

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

The estimated realizable value of closed store real estate is included in other assets and amounted to $56.4 and $62.3 million at January 28, 2000 and January 29, 1999, respectively.

Revenue Recognition - The Company recognizes revenues when sales transactions occur and customers take possession of the merchandise.

Advertising - Costs associated with advertising are charged to operations as incurred. Advertising expenses were $69.2, $116.5 and $133.7 million for 1999, 1998 and 1997, respectively.

Recent Accounting Pronouncements - Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities"
(SFAS 133) was issued in June 1998.  SFAS 133 is effective for the Company in
the year beginning February 3, 2001.   SFAS 133 requires an entity to
recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Management is currently evaluating the impact of the adoption of SFAS 133 and its effect on the Company's financial statements.


Note 2 - Merger

The Company completed its merger with Eagle Hardware & Garden, Inc. (Eagle) on April 2, 1999. The transaction was structured as a tax-free exchange of the Company's common stock for Eagle's common stock, and was accounted for as a
pooling of interests.   Lowe's issued .64 shares of common stock for each
share of Eagle outstanding common stock. Approximately 21.8 million shares of the Company's common stock were issued as a result of the merger, and Eagle's outstanding stock options were converted into options to purchase approximately 923,000 common shares. The Company incurred $24.4 million of merger related costs which were charged to operations during the first quarter of fiscal year 1999. These costs consisted of $15.7 million relating to the write-off of nonusable Eagle properties, $1.5 million for severance obligations to former Eagle executives, and $7.2 million in direct merger costs such as accounting, legal, investment banker and other miscellaneous fees.

As a result of the merger, all current and historical financial information is being presented on a combined basis. No adjustments were necessary to conform the accounting principles of the two Companies.

The following table presents a reconciliation of net sales and net earnings previously reported by the Company to those presented in the accompanying consolidated statements of earnings.

                          January 29, 1999         January 30, 1998
(In thousands)
Net Sales:
Lowe's                      $12,244,882              $10,136,890
Eagle                         1,085,658                  971,488

Combined                    $13,330,540              $11,108,378

Net Earnings:
Lowe's                         $464,043                 $353,114
Eagle                            36,332                   29,916

Combined                       $500,375                 $383,030

NOTE 3 - Investments

The amortized cost, gross unrealized holding gains and losses and fair values of investment securities, all of which are classified as available-for-sale securities, at January 28, 2000 and January 29, 1999 are as follows:


                                          January 28, 2000                            January 29, 1999
(In Thousands)                 Amortized  Gross Unrealized   Fair            Amortized   Gross Unrealized    Fair
    Type	                           Cost   Gains     Losses	  Value               Cost    Gains    Losses     Value
Municipal Obligations           $10,668 	    $12       $10	  $10,670           $20,211     $132         -   $20,343
Money Market Preferred Stock	     67,000       -         -   67,000                 -        -         -         -
   Classified as Short-Term	      77,668      12        10   77,670            	20,211      132         -    20,343

Municipal Obligations
   Classified as Long-Term	       31,761       8       655   31,114            	28,207      554       $45    28,716

Total 	                         $109,429	     $20      $665 $108,784           	$48,418     $686       $45   $49,059

The proceeds from sales of available-for-sale securities were $17.1, $37.5 and $14.3 million for 1999, 1998 and 1997, respectively. Gross realized gains and losses on the sale of available-for-sale securities were not significant for any of the periods presented. Municipal obligations classified as long-term at January 28, 2000 will mature in 1 to 5 years.

NOTE 4 - Property and Accumulated Depreciation


Property is summarized below by major class:
                                           January 28,            January 29,
                                              2000                   1999__ _
(In Thousands)
Cost:
Land                                      $ 1,488,896           $ 1,051,458
Buildings                                   2,516,951             2,049,533
Store, Distribution and Office Equipment    2,147,532             1,777,621
Leasehold Improvements                        293,945               234,681

Total Cost                                  6,447,324             5,113,293
Accumulated Depreciation and Amortization  (1,270,102)           (1,027,495)

Net Property                               $5,177,222            $4,085,798


The estimated depreciable lives, in years, of the Company's property are: buildings, 20 to 40; store, distribution and office equipment, 3 to 10; leasehold improvements, generally the life of the related lease.

Net property includes $478.6 and $466.5 million in assets under capital leases at January 28, 2000 and January 29, 1999, respectively.


NOTE 5 - Short-Term Borrowings and Lines of Credit:

The Company has a $300 million revolving credit facility with a syndicate of 11 banks. The facility has $100 million expiring November 2000, with the remaining $200 million expiring November 2001. The facility is used to support the Company's commercial paper program and for short-term borrowings. Facility fees ranging from .06% to .075% are paid on the unused amount of these facilities. The revolving credit facility contains certain restrictive covenants including maintenance of specific financial ratios. There were no borrowings outstanding under this revolving credit facility as of January 28, 2000 or January 29, 1999.

The Company had short-term borrowings of $24.6 million outstanding as of January 29, 1999 under a $75 million revolving credit facility. This credit facility expired June 30, 1999.

Seven banks have extended lines of credit aggregating $218.2 million for the purpose of issuing documentary letters of credit and standby letters of credit. These lines do not have termination dates but are reviewed periodically. Commitment fees ranging from .25% to .50% per annum are paid on the amounts of standby letters of credit issued. At January 28, 2000, outstanding letters of credit totaled $108.8 million.

A $100 million revolving credit and security agreement, expiring in November 2000 and renewable annually, is available from a financial institution. Interest rates under this agreement are determined at the time of borrowing. Under the current terms of the agreement, borrowings are based upon commercial paper rates plus 29 basis points. At January 28, 2000 and January 29, 1999, there were $92.5 million outstanding under this credit and security agreement and $146.7 and $132.1 million, respectively, of the Company's accounts receivable were pledged as collateral.

In addition, $50 and $80 million was available, on an unsecured basis, for the purpose of short-term borrowings on a bid basis from various banks as of January 28, 2000 and January 29, 1999. These lines are uncommitted and are reviewed periodically by both the banks and the Company. There were no borrowings outstanding under these lines of credit as of January 28, 2000 or January 29, 1999.

The weighted average interest rate on short-term borrowings outstanding at January 28, 2000 and January 29, 1999 was 5.91% and 5.64%, respectively.


NOTE 6 - Long-Term Debt
                                           Fiscal Year
                                             of Final  January 28, January 29,
Debt Category              Interest Rates    Maturity     2000        1999

(In Thousands)
Secured Debt1:
Industrial Revenue Bonds               3.35% *   2020   $   2,353  $    2,536
Industrial Revenue Bonds2              4.39% *   2005         700         900
Mortgage Notes                7.35% to 9.25%     2008      79,927      88,223
Other Notes                   3.87% to 9.50%     2006       6,071       7,826
Unsecured Debt:
Debentures                    6.50% to 6.88%     2029     691,167     296,284
Medium Term Notes - Series A	  6.50% to 8.20%     2022     155,000     238,999
Medium Term Notes3 - Series B	 6.70% to 7.61%     2037     266,067     266,004
Senior Notes                           6.38%	     2005	      99,386      99,282
Capital Leases               6.12% to 19.57%     2029     485,816     472,117

Total Long-Term Debt                                    1,786,487   1,472,171
Less Current Maturities                                    59,908     107,893
Long-Term Debt, Excluding
  Current Maturities                                   $1,726,579  $1,364,278

 *Interest rate varies as a percentage of prime rate or other interest index.
  Interest rates shown are as of January 28, 2000. Prime rate was 8.50% at January 28, 2000.

Debt maturities, exclusive of capital leases, for the next five fiscal years are as follows (in millions): 2000, $45.3; 2001, $26.1; 2002, $42.7; 2003,
$11.3; 2004, $58.5.

The Company's debentures, senior notes and medium term notes contain certain financial covenants, including the maintenance of specific financial ratios.

Notes:
1 Real properties pledged as collateral for secured debt had net book values at January 28, 2000, as follows: industrial revenue bonds - $9.6 million, mortgage notes - $147.9 million and other notes - $7.3 million.

2 With certain restrictions, the floating rate demand industrial revenue bonds can be converted to a fixed interest rate based on a fixed interest index at the Company's option.

3 Approximately 37% of these Medium Term Notes may be put at the option of the holder on either the tenth or twentieth anniversary date of the issue. None of these notes are currently putable.


NOTE 7 - Financial Instruments

Cash and cash equivalents, accounts receivable, short-term borrowings, trade accounts payable, and accrued liabilities are reflected in the financial statements at cost which approximates fair value. Short and long-term investments, classified as available-for-sale securities, are reflected in the financial statements at fair value. The following are financial instruments whose estimated fair value amounts are different from their carrying amounts. Estimated fair values have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The fair value of the Company's interest rate swap is insignificant. The fair value of the Company's long-term debt is as follows:

                              January 28, 2000             January 29, 1999
                          Carrying         Fair        Carrying          Fair
(In Thousands)             Amount	         Value         Amount          Value
Liabilities:
   Long-Term Debt       $1,786,487   $2,024,274      $1,472,171    $1,618,008

Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt issues that are not quoted on an exchange.


NOTE 8 - Earnings Per Share

Basic earnings per share (EPS) excludes dilution and is computed by dividing net earnings by the weighted-average number of common shares outstanding for the period. Diluted EPS includes the dilutive effects of common stock equivalents and convertible debt, as applicable. Following is the reconciliation of EPS for 1999, 1998, and 1997.

(In Thousands, Except Per Share Data)
                                         1999          1998          1997
Basic Earnings per Share:
Net Earnings                         $672,795      $500,374      $383,030
Weighted Average Shares Outstanding   381,240       370,812       367,111
Basic Earnings per Share                $1.76         $1.35         $1.04
Diluted Earnings per Share:
Net Earnings                         $672,795      $500,374      $383,030
Net Earnings Adjustment for
     Convertible Debt                       -         3,589         3,675
Net Earnings, as Adjusted            $672,795      $503,963      $386,705
Weighted Average Shares Outstanding   381,240       370,812       367,111
Dilutive Effect of Stock Options        2,614         1,954           459
Dilutive Effect of Convertible Debt         -         2,985         3,062
Weighted Average Shares, as Adjusted  383,854       375,751       370,632
Diluted Earnings per Share              $1.75         $1.34         $1.04


NOTE 9 - Shareholders' Equity

Authorized shares of common stock were 1.4 billion at January 28, 2000 and January 29, 1999.

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

The Company has a shareholder rights plan, which provides for a dividend distribution of one preferred share purchase right on each outstanding share of common stock. Each purchase right will entitle shareholders to buy one unit of a newly authorized series of preferred stock for $152.50. Each unit is intended to be the equivalent of one share of common stock. The purchase rights will be exercisable only if a person or group acquires or commences a tender offer for 15% or more of Lowe's common stock. The purchase rights are not exercisable or transferable by the person or group acquiring the stock or commencing the tender offer. The rights will expire in 2008, unless the Company redeems or exchanges them earlier.

The Company has two stock incentive plans, referred to as the "1994" and "1997" Incentive Plans, under which incentive and non-qualified stock options, stock appreciation rights, restricted stock awards and incentive awards may be granted to key employees. No awards may be granted after January 31, 2004 under the 1994 plan and 2007 under the 1997 plan. Stock options generally have terms ranging from 5 to 10 years, normally vest evenly over 3 years, and are assigned an exercise price of not less than the fair market value on the date of grant. At January 28, 2000, there were 104,703 and 6,462,742 shares available for grants under the 1994 and 1997 plans, respectively.

Option information is summarized as follows:

Key Employee Stock Option Plans                         Weighted-Average
                                           Shares    Exercise Price Per Share
                                      (In Thousands)
Outstanding at January 31, 1997             3,288                 $16.97
   Granted                                  1,612                  22.25
   Canceled or Expired                        (33)                 17.48
   Exercised                                 (120)                  5.96
Outstanding at January 30, 1998             4,747                 $19.03
   Granted                                  1,991                 $41.20
   Canceled or Expired                       (306)                 20.04
   Exercised                                 (688)                 18.83
Outstanding at January 29, 1999             5,744                 $26.69

   Granted                                  1,144                 $49.93
   Canceled or Expired                       (620)                 42.76
   Exercised                                 (735)                 21.46
Outstanding at January 28, 2000             5,533                 $32.36

________________________________________________________________________
Exercisable at January 28, 2000             3,270                 $25.61
________________________________________________________________________


                                      Outstanding                                  Exercisable
                    ________________________________________________    _____________________________
                                     Weighted-        Weighted-                           Weighted-
                                      Average          Average                             Average
   Range of            Options       Remaining        Exercise             Options        Exercise
Exercise Prices     (In Thousands)     Term            Price            (In Thousands)      Price _____
$ 2.87  -  $4.31           133          1.5           $ 3.09                  133          $ 3.09
 10.36  -  15.54           170          4.8            11.77                  170           11.77
 17.39  -  26.09         2,379          2.4            21.07                1,952           20.69
 26.37  -  39.56           373          7.0            30.76                  319           30.08
 41.41  -  62.12         2,474          6.0            46.55                  695           45.02
$62.31  - $64.07             4          9.2            63.03                    1           63.03
Totals                   5,533          4.3           $32.36                3,270          $25.61



Stock appreciation rights were denominated in units, which were comparable to a share of common stock for purposes of determining the amount payable under an award. An award entitled the participant to receive the excess of the final value of the unit over the fair market value of a share of common stock on the first day of the performance period, generally three years. The final value was the average closing price of a share of common stock during the last month of the performance period. Limits were established with respect to the amount payable on each unit. No stock appreciation rights were awarded in the last two years. A total of 253,700 stock appreciation rights were paid out at the maximum level of $1.9 million during 1998 with no remaining awards outstanding at January 29, 1999 and January 28, 2000. The costs of these rights were expensed over the performance periods and reduced pre-tax earnings by $0.3 and $0.9 million in 1998 and 1997, respectively.

Restricted stock awards of 10,000, and 870,700 shares, with per share weighted-average fair values of $35.13, and $24.80, were granted to certain executives in 1998 and 1997, respectively. No restricted stock awards were granted in 1999. These shares are nontransferable and subject to forfeiture for periods prescribed by the Company. These shares may become transferable and vested earlier based on achievement of certain performance measures. During 1999, a total of 31,100 shares were forfeited and 525,150 shares became vested. At January 28, 2000, grants totaling 1,517,650 shares are included in shareholders' equity and are being amortized as earned over periods not exceeding seven years. Related expense (charged to compensation expense) for 1999, 1998 and 1997 was $12.5, $18.5, and $6.2 million, respectively.

In 1999, the Company's shareholders approved the Lowe's Companies, Inc. Directors' Stock Option Plan. During the term of the Plan, each member of the Company's Board of Directors will be awarded 2,000 options on the date of the first board meeting after each annual meeting of the Company's shareholders (the award date). The maximum number of shares available for grant under the Plan is 250,000, subject to adjustment. No awards may be granted under the Plan after the award date in 2008. The options vest evenly over three years, expire after seven years and are assigned a price equal to the fair market value of the Company's common stock on the date of grant. During 1999, 18,000 shares were granted under the Plan at a price of $51.69 per share. The Directors' Stock Option Plan is intended to replace the Directors' Stock Incentive Plan which expired on May 29, 1998. This Plan provided that, at the first Board meeting following each annual meeting of shareholders, the Company would issue each non-employee Director 500 shares of common stock. Up to 50,000 shares were available for issuance under this Plan. In 1998 and 1997, 12,000, and 8,000 shares, respectively, were issued under the Plan. Prior to its expiration in 1994, 280,000 stock options were granted under a Non-Employee Directors' Stock Option Plan. In 1999, 1998 and 1997, 16,000, 40,000 and 24,000 shares, respectively, were exercised under this Plan. No shares were canceled under the Plan in 1999, 1998, and 1997. At January 28, 2000, 88,000 shares were exercisable. Of the remaining outstanding options at January 28, 2000, the exercise price per share ranges from $4.31 to $9.44 and their weighted-average remaining term is 2.0 years.

The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock option plans. Accordingly, no compensation expense has been recognized for stock-based compensation where the option price of the stock approximated the fair market value of the stock on the date of grant, other than for restricted stock grants and stock appreciation rights. Had compensation for 1999, 1998 and 1997 stock options granted been determined consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Company's net earnings and earnings per share
(EPS) amounts for 1999, 1998 and 1997 would approximate the following pro forma amounts (in thousands, except per share data):



                               1999                        1998                        1997
                    As Reported   Pro Forma     As Reported   Pro Forma     As Reported  Pro Forma
Net Earnings           $672,795    $652,786        $500,374    $491,151        $383,030   $376,609
Basic EPS                 $1.76       $1.71           $1.35       $1.32           $1.04      $1.03
Diluted EPS               $1.75       $1.70           $1.34       $1.32           $1.04      $1.03


The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the assumptions listed below.
                                               1999               1998                  1997
Weighted average fair value per option       $26.05             $17.48                $ 9.42
Assumptions used:
  Weighted average expected volatility        38.10%             34.20%                36.10%
  Weighted average expected dividend yield     0.52%              0.31%                 0.55%
  Weighted average risk-free interest rate     6.24%              4.78%                 6.06%
  Weighted average expected life, in years     7.0                7.3                   5.4


The Company reports comprehensive income in its consolidated statement of shareholders' equity.  Comprehensive income represents changes in shareholders' equity from non-owner sources. For the three years ended January
28, 2000, unrealized holding gains (losses) on available-for-sale securities is the only comprehensive income component for the Company.  The following schedule summarizes the activity in other comprehensive income for the years ended January 28, 2000 and January 29, 1999:
                                  ____________________1999___________________  _____________________1998_______________
                                     Pre              Tax           After        Pre              Tax         After
(In Thousands)                       Tax           (Expense)/        Tax         Tax          (Expense)/       Tax
                                  Gain/(Loss)       Benefit      Gain/(Loss)    Gain/(Loss)      Benefit    Gain/(Loss)
Unrealized net holding gains/
  losses arising during the year     $(1,245)         $435         $(810)          $417         $(177)          $240
Less:  Reclassification adjustment
  for  gains/losses included in net
  earnings                                42           (15)           27             17            (6)            11
Unrealized net gains/losses on
  available-for-sale securities,
  net of reclassification
  adjustment                         $(1,287)         $450         $(837)          $400         $(171)          $229


NOTE 10 - Leases

The Company leases certain store facilities under agreements with original terms generally of twenty years. Some agreements provide for contingent rental based on sales performance in excess of specified minimums. In fiscal years 1999, 1998, and 1997, contingent rentals have been nominal. The leases usually contain provisions for four renewal options of five years each. Certain equipment is also leased by the Company under agreements ranging from two to five years. These agreements typically contain renewal options providing for a renegotiation of the lease, at the Company's option, based on the fair market value at that time.

The future minimum rental payments required under capital and operating leases having initial or remaining noncancelable lease terms in excess of one year are summarized as follows:

                        Operating Leases           Capital Leases
Fiscal Year       Real Estate   Equipment    Real Estate   Equipment    Total
(In Thousands)

2000             $ 150,268      $2,799     $  56,036      $1,177	  $   210,280
2001               148,211       2,312        56,115         797      207,435
2002               143,669       1,346        56,115         342      201,472
2003               142,426          18        56,115         257      198,816
2004               142,038           -        56,298          46      198,382
Later Years      1,808,808           -       653,410	           -    2,462,218

Total Minimum
 Lease Payments $2,535,420      $6,475      $934,089      $2,619   	$3,478,603

Total Minimum Capital
  Lease Payments                                   $936,708
Less Amount Representing
  Interest                                          450,892
_____________________________________________________________________________
Present Value of Minimum
  Lease Payments                                    485,816
Less Current Maturities	                              15,312__________________
Present Value of Minimum
  Lease Payments,
  Less Current Maturities                         $ 470,504

Rental expenses under operating leases for real estate and equipment were $144.0, $113.3 and $87.5 million in 1999, 1998 and 1997, respectively.


NOTE 11 - Employee Retirement Plans

The Company's contribution to its Employee Stock Ownership Plan (ESOP) is determined annually by the Board of Directors. The ESOP generally covers all Lowe's employees after completion of one year of employment and 1,000 hours of service during that year. Contributions are allocated to participants based on their eligible compensation relative to total eligible compensation. Contributions may be made in cash or shares of the Company's common stock and are usually made in the following year. ESOP expense for 1999, 1998 and 1997 was $84.7, $84.4 and $67.4 million, respectively. At January 28, 2000, the ESOP held approximately 7.4% of the outstanding common stock of the Company.

The Board of Directors determines contributions to the Company's Employee Savings and Investment Plan (ESIP) each year based upon a matching formula applied to employee contributions. All employees are eligible to participate in the ESIP on the first day of the month following completion of one year of employment. Company contributions to the ESIP for 1999, 1998 and 1997 were $11.5, $10.6 and $8.7 million, respectively. The Company's common stock is an investment option for participants in the ESIP. Shares held in the ESIP are voted by the trustee as directed by an administrative committee of the ESIP.





NOTE 12 - Income Taxes
                                               1999                 1998                    1997

                                                    Statutory Rate Reconciliation               __

Statutory Federal Income Tax Rate              35.0%                35.0%                   35.0%
State Income Taxes-Net of Federal
      Tax Benefit                               2.8                  2.3                     2.2
Other, Net                                     (1.1)                (0.8)                   (1.2)
Effective Tax Rate                             36.7%                36.5%                   36.0%

(In Thousands)                                   Components of Income Tax Provision_
Current
   Federal                          $334,239             $251,848                $188,899
   State                              43,626               26,918                  	18,679
Total Current                        377,865              278,766                 207,578
Deferred
   Federal                            10,321                7,305                   6,975
   State                               2,136                  921                   1,048
Total Deferred                        12,457                8,226                   8,023
Total Income Tax Provision          $390,322             $286,992                $215,601

The tax effect of cumulative temporary differences and carryforwards that gave rise to the deferred tax assets and liabilities and the related valuation allowance at January 28, 2000 and January 29, 1999 is as follows
(in thousands):
                                   January 28, 2000                                      January 29, 1999
                       	Assets        Liabilities         Total             Assets          Liabilities          Total
Excess Property and
  Store Closing Costs  $28,033               -         $28,033             $20,046                 -         $20,046
Insurance               15,839               -          15,839              17,036                 -          17,036
Depreciation                         $(228,707)	       (228,707)                  -         $(195,241)       (195,241)
Other, Net              47,216          (9,060)	         38,156              	37,579            (8,239)         29,340
Less Valuation Allowance     -               -               -              (4,739)                -          (4,739)
Total                  $91,088       $(237,767)      $(146,679)            $69,922         $(203,480)      $(133,558)

The valuation allowance decreased $4,739,000 in 1999, increased $66,000 in 1998, and decreased $316,000 in 1997.



NOTE 13 - Litigation

The Company is a defendant in legal proceedings considered to be in the normal course of business, none of which, singularly or collectively, are considered material to the Company.


NOTE 14 - Other Information

Net interest expense is composed of the following:
                                          1999        1998         1997__
(In Thousands)

Long-Term Debt                           $86,675     $68,800      $40,139
Mortgage Interest                          6,686       7,044        3,441
Capitalized Leases                        42,552      39,255       38,447
Short-Term Debt                            5,847       5,578        7,917
Amortization of Loan Costs                   801       1,144          931
Interest Income                          (38,373)    (23,300)     (10,293)
Interest Capitalized                     (19,336)    (17,580)      (8,967)

Net Interest Expense                     $84,852     $80,941      $71,615
_________________________________________________________________________

Supplemental Disclosures of Cash Flow Information:
                                         1999         1998        1997___
(In Thousands)

Cash Paid for Interest
  (Net of Amount Capitalized)           $128,265    $112,383     	$ 83,209
Cash Paid for Income Taxes              $408,366    $280,230     $209,620
_________________________________________________________________________
Noncash Investing and Financing Activities:

Fixed Assets Acquired under
  Capital Leases                         $27,573     $47,303      $32,738
Termination of Capital Leases                  -      10,401            -
Common Stock Issued to ESOP (Note 10)     59,544      60,074       56,630
Common Stock Issued to Executives and
  Directors, net of Unearned Compensation 12,488      17,853        6,407
Conversion of Debt to Common Stock             -      87,270            -
Notes Received in Exchange for Assets      1,980           -          600
Notes Issued in Exchange for Assets      $     -     $ 6,014     	 $ 2,200
_________________________________________________________________________

Sales by Product Category:
                               1999              1998             1997
(Dollars in Millions)          Total             Total            Total
Product Category               Sales     %       Sales    %       Sales     %

Fashion Plumbing & Electrical $1,803    11%    $1,630    12%     $1,372    12%
Tools                          1,626    10      1,321    10       1,082    10
Building Materials             1,333     8      1,139     9         995     9
Hardware                       1,251     8        983     7         804     7
Outdoor Hardlines              1,188     8        957     7         812     7
Appliances                     1,169     7        921     7         676     6
Lumber                         1,152     7      1,091     8       1,035     9
Nursery & Gardening Products   1,133     7        989     7         786     7
Floors, Windows & Walls        1,086     7        914     7         711     7
Millwork                       1,020     6        803     6         664     6
Paint & Sundries                 960     6        830     6         691     6
Rough Plumbing & Electrical      910     6        681     5         562     5
Cabinets & Furniture             613     4        467     4         382     3
Other                            662     5        605     5         536     6

Totals                       $15,906   100%   $13,331   100%    $11,108   100%


Page 32:

Lowe's Quarterly Stock Price Range and Cash Dividend Payment*

                                Fiscal 1999                       Fiscal 1998                     Fiscal 1997
                  High      Low      Dividend      High      Low      Dividend      High      Low     Dividend
1st Quarter      $66 7/16  $51 5/16    $.030      $36 7/32  $25 7/8     $.028      $20 1/8   $16/3/16   $.028
2nd Quarter       60        49 11/16    .030       45 1/8    33 7/8      .030       19 15/16  16 27/32   .028
3rd Quarter       55 15/16  43          .030       42 1/4    24 15/16    .030       22 5/32   16 31/32   .028
4th Quarter      $60       $43 1/16    $.035      $58 5/16  $34 7/16    $.030      $25 25/32 $20 25/32  $.028

*Adjusted for 2-for-1 stock split to shareholders of record on June 12, 1998, as applicable.





Page 36:

LOWE'S COMPANIES, INC.
SELECTED FINANCIAL DATA
(Unaudited)
(In Thousands, Except Per Share Data)

                                 1999          1998          1997         1996          1995____

Selected Statement of Earnings Data:
  Net Sales                 $15,905,595   $13,330,540   $11,108,378   $9,361,204   $7,691,116
  Gross Margin                4,380,582     3,573,895     2,953,046	    2,437,414    1,937,901
  Net Earnings                  672,795        500,374       383,030      314,730      242,363
  Basic Earnings
     Per Share                     1.76           1.35          1.04          .90          .72
  Diluted Earnings
     Per Share                     1.75           1.34          1.04          .88          .70
  Dividends
     Per Share              $       .13   $        .12 	 $        .11  $       .10  $       .10
________________________________________________________________________________________________
Selected Balance Sheet Data:
  Total Assets               $9,012,323     $7,086,882    $5,861,790   $4,999,566   $3,967,337
  Long-Term Debt, Excluding
   Current Maturities        $1,726,579     $1,364,278    $1,191,406  $   875,754   $  967,725
________________________________________________________________________________________________

Selected Quarterly Data           First         Second         Third         Fourth

1999
  Net Sales                  $3,771,919     $4,435,219    $3,909,188     $3,789,269
  Gross Margin                1,007,090      1,187,286     1,089,549      1,096,657
  Net Earnings                  124,958        230,217	       168,688        148,932
  Basic Earnings Per Share          .33            .60           .44            .39
  Diluted Earnings Per Share $      .33     	$      .60    $      .44     $      .39

1998
  Net Sales                  $3,149,779     $3,733,642    $3,278,298     $3,168,821
  Gross Margin                  830,503        986,877       882,135        874,380
  Net Earnings                  100,727        178,837       121,892         98,918
  Basic Earnings Per Share          .27            .48           .33            .27
  Diluted Earnings Per Share $      .27     $      .48    	$      .33     $      .26
