Form 10-K405, Exhibit 13
period 2001-02-02
LOWES COMPANIES INC
filed 2001-04-13
CIK 60667

EXHIBIT 13

PAGE   17

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Lowe's Companies, Inc.

We have audited the accompanying consolidated balance sheets of Lowe's Companies, Inc. and subsidiaries (the "Company") as of February 2, 2001 and January 28, 2000, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three fiscal years in the period ended February 2, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements give retroactive effect to the 1999 merger of the Company and Eagle Hardware and Garden, Inc., which was accounted for as a pooling of interests as described in Note 2 to the consolidated financial statements. We did not audit the statement of earnings, shareholders' equity, and cash flows of Eagle Hardware and Garden, Inc. for the year ended January 29, 1999, which statement of earnings reflects total revenues of $1,085.7 million. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Eagle Hardware and Garden, Inc. for the fiscal year ended January 29, 1999, is based solely on the report of such other auditors.

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

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lowe's Companies, Inc. and subsidiaries at February 2, 2001 and January 28, 2000, and the results of their operations and their cash flows for each of the three fiscal years in the period ended February 2, 2001 in conformity with accounting principles generally accepted in the United States of America.

/s/  Deloitte & Touche LLP

Charlotte, North Carolina
February 20, 2001







PAGE   18

DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

Our Annual Report talks about our future, particularly in the sections titled "To Our Shareholders" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." While we believe our expectations are reasonable, we can't guarantee them and you should consider this when thinking about statements we make that aren't historical facts. Some of the things that could cause our actual results to differ substantially from our expectations are:
 (1) Our sales are dependent upon the general economic health of the country, variations in the number of new housing starts, the level of repairs, remodeling and additions to existing homes, commercial building activity, and the availability and cost of financing. An economic downturn can impact sales because much of our inventory is purchased for discretionary projects, which can be delayed.
 (2) Our expansion strategy may be impacted by environmental regulations, local zoning issues and delays, availability and development of land, and more stringent land use regulations than we have traditionally experienced as well as the availability of sufficient labor to facilitate our growth.
 (3) Many of our Products are commodities whose prices fluctuate erratically within an economic cycle, a condition true of lumber and plywood.
 (4) Our business is highly competitive, and as we expand to larger markets, and to the internet, we may face new forms of competition which do not exist in some of the markets we have traditionally served.
 (5) The ability to continue our everyday competitive pricing strategy and provide the products that customers want depends on our vendors providing a reliable supply of inventory at competitive prices.
 (6) On a short-term basis, weather may impact sales of product groups like lawn and garden, lumber, and building materials.


PAGES 19 - 21

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     This discussion summarizes the significant factors affecting the Company's consolidated operating results, liquidity and capital resources during the three-year period ended February 2, 2001 (i.e., fiscal years 2000, 1999, and 1998). Fiscal year 2000 includes 53 weeks of sales and expenses while fiscal years 1999 and 1998 include 52 weeks of sales and expenses. This discussion should be read in conjunction with the financial statements and financial statement footnotes included in this annual report.

     The Company completed its merger with Eagle Hardware & Garden, Inc. (Eagle) on April 2, 1999. The transaction, which was valued at approximately $1.3 billion, was structured as a tax-free exchange of the Company's common stock for Eagle's common stock, and was accounted for as a pooling of interests. As a result, all historical financial information is presented on a combined basis.

OPERATIONS

     Net earnings for 2000 increased 20% to $809.9 million or 4.3% of sales compared to $672.8 million or 4.2% of sales for 1999. Net earnings for 1999 increased 34% to $672.8 million or 4.2% of sales compared to $500.4 million or 3.8% of sales for 1998. Diluted earnings per share were $2.11 for 2000 compared to $1.75 for 1999 and $1.34 for 1998. Return on beginning assets was 9.0% for 2000 compared to 9.5% for 1999; and return on beginning shareholders' equity was 17.2% for 2000 compared to 18.6% for 1999. Prior year results include a one-time charge of $.04 per share for costs related to the merger with Eagle on April 2, 1999. Diluted earnings per share increased 18% and net earnings increased 17% over 1999 excluding the one-time charge for the merger.

     The Company's sales were $18.8 billion in 2000, an 18% increase over 1999 sales of $15.9 billion. Sales for 1999 were 19% higher than 1998 levels. Comparable store sales increased 1.2% in 2000. The increases in sales are attributable to the Company's ongoing store expansion and relocation program. Sales at the Company's comparable stores were impacted by several factors during 2000 including the remerchandising of former Eagle stores and deflation in lumber and building material prices, which produced a negative 170 and 150 basis point impact, respectively. In addition, the Company's 1999 decision to replace highly cyclical, low margin consumer electronics with higher margin, small appliances had a negative 40 basis point impact on comparable store sales but a favorable impact on gross margin
dollars.   During the year, the Company experienced its strongest sales increases in appliances, flooring, and cabinets. The following table presents sales and store information:

                                      2000             1999             1998

Sales (in millions)                 $18,779           $15,906          $13,331
Sales Increases                         18%               19%              20%
Comparable Store Sales Increases         1%                6%               6%

At end of year:
Stores                                  650               576              520
Sales Floor Square Feet (in millions)  67.8              57.0             47.8
Average Store Size Square Feet
(in thousands)                          104                99               92

     Gross margin in 2000 was 28.2% of sales compared to 27.5% in 1999.
Both of these years showed improvement over the 26.8% rate achieved in 1998. Continued progress in product line reviews and better buying provided margin improvements net of an approximate 10 basis point impact from a company-wide 10% off promotion during December 2000.

     Selling, general and administrative expenses (SG&A) were $3.3 billion or 17.8% of sales in 2000.  SG&A in the two previous years were $2.8 and $2.3
billion or 17.4% and 17.5% of sales, respectively.    During 2000, SG&A
increased 21% compared to the 18% increase in sales. The increase in SG&A compared to the sales increase is primarily attributable to an increase in store salaries combined with lower than expected sales levels.

     Store opening costs, which were expensed as incurred, were $131.8 million for 2000 compared to $98.4 and $75.6 million in 1999 and 1998, respectively. These costs are associated with the opening of 100 stores in 2000 (80 new and 20 relocated). This compares to 91 stores in 1999 (60 new and 31 relocated) and 81 stores in 1998 (50 new and 31 relocated). As a percentage of sales, store opening costs were 0.7% for 2000 and 0.6% in both 1999 and 1998. Store opening costs averaged approximately $1.1 million per store in 2000.

     Depreciation, reflecting continued fixed asset expansion, increased
21% to $408.6 million in 2000, compared to increases of 17% and 13% in 1999 and 1998, respectively. Depreciation as a percentage of sales was 2.2% for 2000, a slight increase from 2.1% in 1999 and flat with 1998. Approximately 25% of new stores opened in the last three years have been leased, of which approximately 30% were under capital leases. Property less accumulated depreciation increased to $7.0 billion at February 2, 2001 compared to $5.2 billion at January 28, 2000. The increase in property resulted primarily from the Company's store expansion program, including land, building, store equipment, fixtures and displays.

     Net interest costs as a percent of sales were 0.7% for 2000, 0.5% for 1999 and 0.6% for 1998. Net interest costs totaled $120.8 million in 2000, $84.9 million in 1999, and $80.9 million in 1998. Interest costs relating to capital leases were $42.0, $42.6 and $39.3 million for 2000, 1999 and 1998, respectively. See the discussion of liquidity and capital resources below.

     The Company's effective income tax rates were 36.8%, 36.7% and 36.4%
in 2000, 1999, and 1998, respectively. The higher rates in 2000 and 1999 were primarily related to expansion into states with higher state income tax rates. The rate increase in 1999 is also attributable to the impact of non-deductible merger expenses.


LIQUIDITY AND CAPITAL RESOURCES

     Primary sources of liquidity are cash flows from operating activities and certain financing activities. Net cash provided by operating activities was $1.1 billion for 2000. This compares to $1.2 billion and $746.0 million in 1999 and 1998, respectively. The decrease in net cash provided by operating activities for 2000 is primarily the result of an increase in inventory, net of an increase in accounts payable from year to year, which was partially offset by increased earnings and a larger increase in other operating liabilities. The increase in net cash provided by operating activities for 1999 and 1998 is primarily related to increased earnings and various operating liabilities which were offset by an increase in inventory, net of an increase in accounts payable, from year to year. Working capital at February 2, 2001 was $1.2 billion compared to $1.3 billion at January 28, 2000.

     The primary component of net cash used in investing activities continues to be new store facilities in connection with the Company's expansion plan. Cash acquisitions of fixed assets were $2.3 billion for This compares to $1.5 billion and $1.1 billion for 1999 and 1998, respectively. Retail selling space as of February 2, 2001 increased 19% over the selling space as of January 28, 2000. The January 28, 2000 selling space total of 57.0 million square feet represents a 19% increase over 1998. Investing activities also include noncash transactions of capital leases for new store facilities and equipment, the result of which is to increase long-term debt and property.

     Cash flows provided by financing activities were $1.1 billion in 2000, $583.5 million in 1999 and $283.2 million in 1998. The major cash components of financing activities in 2000 included increased cash from the issuance of $500 million principal amount of 8.25% notes due June 1, 2010 and $500 million principal amount of 7.50% notes due December 15, 2005. These cash inflows are offset by a decrease in cash due to the payment of $53.5 million in cash dividends and $61.3 million in scheduled debt maturities. In 1999, financing activities included the issuance of $400 million principal amount of 6.5% debentures and $348.3 million in net proceeds from a common stock offering. These proceeds were offset by a decrease in cash of $47.6 million in cash dividend payments and $108.3 million in scheduled debt repayments. Major financing activities during 1998 included cash received from the issuance of $300 million principal amount of debentures offset by cash dividend payments of $50.8 million and $23.3 million of scheduled debt repayments. The ratio of long-term debt to equity plus long-term debt was 33.3%, 27.6% and 28.9% as of fiscal year ends 2000, 1999, and 1998, respectively.

     In February 2001, the Company issued $1.005 billion principal of Liquid Yield Option (TM) Notes (1) (LYONs) at an issue price of $608.41 per LYON. Interest will not be paid on the LYONs prior to maturity. On February 16, 2021, the maturity date, the holders will receive $1,000 per LYON, representing a yield to maturity of 2.5%. Holders may convert their LYONs at any time on or before the maturity date, unless the LYONs have been purchased or redeemed previously, into 8.224 shares of the Company's common stock per LYON. The Company may redeem for cash all or a portion of the LYONs at any time on or after February 16, 2004 at a price equal to the sum of the issue price and accrued original issue discount on the redemption date. Holders of the LYONs may require the Company to purchase all or a portion of their LYONs on February 16, 2004 at a price of $655.49 per LYON or on February 16, 2011 at a price of $780.01 per LYON. The Company may choose to pay the purchase price of the LYONs in cash or common stock, or a combination of cash and common stock. In addition, if a change in the control of the Company occurs on or before February 16, 2004, each holder may require the Company to purchase, for cash, all or a portion of the holder's LYONs.

     The Company has a $300 million revolving credit facility with a syndicate of eleven banks expiring in November 2001. The facility is used to support the Company's commercial paper program and for short-term borrowings. Commercial paper outstanding under this credit facility was $149.8 million as of February 2, 2001. The Company has available lines of credit aggregating $218 million for the purpose of issuing documentary letters of credit and standby letters of credit. At February 2, 2001, outstanding letters of credit aggregated $133.2 million. The Company also has $100 million available, on an unsecured basis, for the purpose of short-term borrowings on a bid basis from various banks. At February 2, 2001, there were no borrowings outstanding under this line of credit. In addition, the Company has a $100 million revolving credit and security agreement from a financial institution with $100 million outstanding at February 2, 2001.

     The Company's 2001 capital budget is currently at $2.7 billion, inclusive of approximately $286 million of operating or capital leases. Approximately 89% of this planned commitment is for store expansion and new distribution centers. Expansion plans for 2001 consist of approximately 115 to 120 stores (including the relocation of 12 older, smaller format stores). This planned expansion is expected to increase sales floor square footage by approximately 18% to 20%. Approximately 6% of the 2001 projects will be leased and 94% will be owned. At February 2, 2001, the Company operated five regional distribution centers. During 2000, the Company began construction on two additional regional distribution centers. The first is located in Perris, California and is expected to be operational in the first quarter of The second is located in Findlay, Ohio and is expected to be operational in
late 2001.   During 2001, it is expected that the Company will begin
construction on a 900 thousand square foot regional distribution center located in Cheyenne, Wyoming. The Company believes that funds from operations, funds from debt issuances, leases and existing short-term credit agreements will be adequate to finance the 2001 expansion plan and other operating requirements.

(1) Trademark of Merrill Lynch & Co., Inc.

MARKET RISK

     The Company's major market risk exposure is the potential loss arising from the impact of changing interest rates on long-term debt. The Company's policy is to manage interest rate risks by maintaining a combination of fixed and variable rate financial instruments. The following table summarizes the Company's market risks associated with long-term debt. The table presents principal cash outflows and related interest rates by year of maturity, excluding unamortized original issue discounts. Fair values included below were determined using quoted market rates or interest rates that are currently available to the Company on debt with similar terms and remaining maturities.


                   Long-Term Debt Maturities by Fiscal Year
                            (Dollars in Millions)
                                                   There-               Fair
                2001   2002   2003   2004   2005   After     Total     Value
Fixed Rate     $26.1  $43.2  $11.9  $59.1 $612.7  $1,534.0  $2,287.0  $2,269.1
Average
 interest rate  7.58%  7.63%  7.58%  7.59%  7.32%   7.30%

Variable Rate  $ 0.1  $ 0.1  $ 0.1  $ 0.1  $ 0.1   $ 2.1       $ 2.6      $2.6
Average
 interest rate  4.60%  4.60%  4.60%  4.60%  4.60%   4.27%

The Company's market risk has not changed materially since last year with the exception of new debt issued during 2000.

NEW ACCOUNTING PRONOUNCEMENTS

     Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) was issued in June SFAS 133, as amended by SFAS 137 and SFAS 138, is effective for the Company as of February 3, 2001 and requires that all derivatives be recognized as either assets or liabilities in the balance sheet at fair value. Management does not believe that the adoption of SFAS 133 will have a material impact on the Company's financial condition and results of operations.



PAGE   22

Lowe's Companies, Inc.
Consolidated Statements of Earnings
In Thousands, Except Per Share Data


                              February 2,      %         January 28,      %
January 29,        %
Years Ended on                   2001        Sales         2000         Sales
1999           Sales

Net Sales                   $18,778,559       100.0%    $15,905,595      100.0%
$13,330,540      100.0%
Cost of Sales                13,487,791        71.8      11,525,013       72.5
9,756,645       73.2
Gross Margin                  5,290,768        28.2       4,380,582       27.5
3,573,895       26.8
Expenses:
Selling, General
   and Administrative         3,348,060        17.8       2,772,428       17.4
2,341,410       17.5
Store Opening Costs             131,825         0.7          98,448        0.6
75,571        0.6
Depreciation                    408,618         2.2         337,359        2.1
288,607        2.2
Interest (Note 14)              120,825         0.7          84,852        0.5
80,941        0.6
Nonrecurring Merger
   Costs (Note 2)                     -           -          24,378        0.2
-          -

Total Expenses                4,009,328        21.4       3,317,465       20.8
2,786,529       20.9

Pre-Tax Earnings              1,281,440         6.8       1,063,117        6.7
787,366        5.9
Income Tax Provision
   (Note 12)                    471,569         2.5         390,322        2.5
286,992        2.1
Net Earnings                 $  809,871         4.3%     $  672,795        4.2%
$  500,374        3.8%

Basic Earnings Per Share
   (Note 8)                  $     2.12                  $     1.76
$     1.35

Diluted Earnings
  Per Share (Note 8)         $     2.11                  $     1.75
$     1.34

Cash Dividends Per Share     $     0.14                  $     0.13
$     0.12

See accompanying notes to consolidated financial statements.


PAGE 23

Lowe's Companies, Inc.
Consolidated Balance Sheets
In Thousands

                                                  February 2,         %
January 28,       %
                                                     2001           Total
2000          Total

Assets
  Current Assets:
  Cash and Cash Equivalents                        $455,658          4.0%
$491,122          5.5%
  Short-Term Investments (Note 3)                    12,871          0.1
77,670          0.9
  Accounts Receivable - Net (Notes 1 and 5)         160,985          1.4
147,901          1.6
  Merchandise Inventory (Note 1)                  3,285,370         28.9
2,812,361         31.2
  Deferred Income Taxes (Note 12)                    81,044          0.7
53,145          0.6
  Other Current Assets                              179,085          1.6
110,957          1.2
  Total Current Assets                            4,175,013         36.7
3,693,156         41.0
  Property, Less Accumulated
    Depreciation (Notes 4 and 6)                  7,034,960         61.8
5,177,222         57.5
  Long-Term Investments (Note 3)                     34,690          0.3
31,114          0.3
  Other Assets (Note 1)                             131,091          1.2
110,831          1.2
  Total Assets                                  $11,375,754        100.0%
$9,012,323        100.0%

Liabilities and Shareholders' Equity
  Current Liabilities:
  Short-Term Borrowings (Note 5)                   $249,829          2.2%
$92,475          1.0%
  Current Maturities of Long-Term Debt (Note 6)      42,341          0.4
59,908          0.7
  Accounts Payable                                1,731,957         15.2
1,566,946         17.4
  Employee Retirement Plans (Note 11)                75,656          0.7
101,946          1.1
  Accrued Salaries and Wages                        166,392          1.4
164,003          1.8
  Other Current Liabilities                         662,410          5.8
400,676          4.5
  Total Current Liabilities                       2,928,585         25.7
2,385,954         26.5
  Long-Term Debt, Excluding
    Current Maturities (Notes 6, 7 and 10)        2,697,669         23.8
1,726,579         19.2
  Deferred Income Taxes (Note 12)                   251,450          2.2
199,824          2.2
  Other Long-Term Liabilites                          3,165            -
4,495            -
  Total Liabilities                               5,880,869         51.7
4,316,852         47.9
Shareholders' Equity (Note 9):
  Preferred Stock - $5 Par Value, none issued             -
-
  Common Stock - $.50 Par Value;
     Shares Issued and Outstanding
    February 2, 2001          383,242
    January 28, 2000          382,359               191,621           1.7
191,179          2.1
  Capital in Excess of Par Value                  1,786,769          15.7
1,755,616         19.5
  Retained Earnings                               3,518,356          30.9
2,761,964         30.6
  Unearned Compensation-Restricted Stock Awards      (2,312)            -
(12,868)         (0.1)
  Accumulated Other Comprehensive Income (Loss)         451             -
(420)            -
  Total Shareholders' Equity                      5,494,885          48.3
4,695,471         52.1
  Total Liabilities and Shareholders' Equity    $11,375,754         100.0%
$9,012,323        100.0%

See accompanying notes to consolidated financial statements.

PAGE   24

Lowe's Companies, Inc.
Consolidated Statements of Shareholders' Equity
In Thousands


Unearned       Accumulated
                                           Capital in
Compensation        Other         Total
                        Common Stock        Excess of      Retained
Restricted      Comprehensive  Shareholders'
                       Shares   Amount      Par Value      Earnings      Stock
Awards     Income(Loss)     Equity
Balance
  January 30, 1998    369,238   $184,619    $1,148,367     $1,677,524
$(32,694)        $  188     $ 2,978,004

Comprehensive Income:
Net Earnings                                                 500,374
Other Comprehensive
 Income, Net
 of Income Taxes
 and Reclassification
Adjustments:
 Unrealized Gain on
Available-for-Sale
 Securities (Note 9)
229
Total Comprehensive
 Income
500,603
Tax Effect of
 Non-qualified
  Stock Options
   Exercised                                    4,371
4,371
Cash Dividends                                               (41,171)
(41,171)
Employee Stock Options
 Exercised (Note 9)    676          338        12,853
13,191
Stock Issued
 to ESOP (Note 11)   1,666          833        59,691
60,524
Conversion of
 Convertible Debt
 to Stock            3,060        1,530        84,862
86,392
Shares issued
 to Directors (Note 9)  12            6           469
475
Unearned Compensation
 - Restricted
  Stock Awards
   (Note 9)           (264)        (132)       15,203
2,307                          17,378
Balance
 January 29, 1999  374,388      187,194     1,325,816      2,136,727
(30,387)            417       3,619,767
Comprehensive
Income:
Net Earnings                                                 672,795
Other Comprehensive
 Income, Net
 of Income Taxes
 and Reclassification
Adjustments:
 Unrealized Loss on
 Available-for-
 Sale Securities
 (Note 9)
(837)
Total
 Comprehensive
  Income
671,958
Tax Effect of
 Non-qualified
  Stock Options
  Exercised                                     9,888
9,888
Cash Dividends                                               (47,558)
(47,558)
Common Stock
 Offering            6,207        3,103       345,197
348,300
Employee Stock Options
Exercised (Note 9)     832          416        20,620
21,036
Stock Issued
 to ESOP
 (Note 11)           1,078          539        58,973
59,512
Shares issued
to Directors           16            8            43
51
Unearned Compensation
 - Restricted
Stock Awards
 (Note 9)             (162)         (81)       (4,921)
17,519                          12,517
Balance
January 28, 2000   382,359      191,179     1,755,616      2,761,964
(12,868)           (420)      4,695,471
Comprehensive
Income:
Net Earnings                                                 809,871
Other Comprehensive
 Income, Net
 of Income Taxes
 and Reclassification
Adjustments:
 Unrealized Gain on
 Available-for-
 Sale Securities
 (Note 9)
871
Total
 Comprehensive
  Income
810,742
Tax Effect of
 Non-qualified
  Stock Options
  Exercised                                     7,465
7,465
Cash Dividends                                               (53,479)
(53,479)
Employee Stock Options
Exercised (Note 9)     628          314        11,746
12,060
Director's Stock
 Options Exercised      72           36           394
430
Employee Stock
 Purchase Plan
  (Note 9)             437           219         14,670
14,889
Unearned Compensation
- Restricted
Stock Awards
 (Note 9)             (254)         (127)        (3,122)
10,556                         7,307
Balance
February 2, 2001   383,242      $191,621     $1,786,769     $3,518,356
$(2,312)         $451      $5,494,885

See accompanying notes to consolidated financial statements.

PAGE 25

Lowe's Companies, Inc.
Consolidated Statements of Cash Flows
In Thousands

                                                              February 2,
January 28,            January 29,
                                                                2001
2000                   1999
Cash Flows From Operating Activities:
 Net Earnings                                                 $809,871
$672,795               $500,374
 Adjustments to Reconcile Net Earnings to Net Cash
 Provided By Operating Activities:
 Depreciation and Amortization                                 409,511
337,822                289,052
 Deferred Income Taxes                                          23,284
13,439                  8,226
 Loss on Disposition/Writedown of Fixed and Other Assets        22,733
51,520                 24,018
 Tax Effect of Stock Options Exercised                           7,465
9,888                  4,371
 Changes in Operating Assets and Liabilities:
  Accounts Receivable - Net                                    (13,084)
(3,973)               (25,520)
  Merchandise Inventory                                       (473,009)
(427,661)              (399,660)
  Other Operating Assets                                       (66,243)
(61,319)                (7,937)
  Accounts Payable                                             165,011
346,403                184,660
  Employee Retirement Plans                                    (26,357)
76,024                 75,675
  Other Operating Liabilities                                  270,527
182,223                 92,757
Net Cash Provided by Operating Activities                    1,129,709
1,197,161                746,016

Cash Flows from Investing Activities:
  (Increase) Decrease in Investment Assets:
    Short-Term Investments                                      75,738
(50,998)                19,848
    Purchases of Long-Term Investments                         (13,951)
(12,413)               (19,866)
    Proceeds from Sale/Maturity of Long-Term Investments           750
2,531                  2,644
  Increase in Other Long-Term Assets                           (51,675)
(53,028)               (21,723)
  Fixed Assets Acquired                                     (2,331,922)
(1,472,348)            (1,078,107)
  Proceeds from the Sale of Fixed and
   Other Long-Term Assets                                       71,399
67,837                 38,202
  Net Cash Used in Investing Activities                     (2,249,661)
(1,518,419)            (1,059,002)

Cash Flows from Financing Activities:
  Net Increase (Decrease) in Short-Term Borrowings             157,354
(24,600)                18,971
  Long-Term Debt Borrowings                                  1,014,878
394,588                328,159
  Repayment of Long-Term Debt                                  (61,285)
(108,309)               (23,318)
  Proceeds from Stock Offering                                       -
348,300                      -
  Proceeds from Employee Stock Purchase Plan                    14,889
-                      -
  Proceeds from Stock Options Exercised                         12,131
21,085                 10,102
  Cash Dividend Payments                                       (53,479)
(47,558)               (50,757)
  Net Cash Provided by Financing Activities                  1,084,488
583,506                283,157

Net Increase (Decrease) in Cash and Cash Equivalents           (35,464)
262,248                (29,829)
Cash and Cash Equivalents, Beginning of Year                   491,122
228,874                258,703
Cash and Cash Equivalents, End of Year                        $455,658
$491,122               $228,874

See accompanying notes to consolidated financial statements.


PAGES   26 - 33

LOWE'S COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED FEBRUARY 2, 2001, JANUARY 28, 2000 AND JANUARY 29, 1999

NOTE 1 - Summary of Significant Accounting Policies:

The Company is the world's second largest home improvement retailer and operated 650 stores in 40 states from coast to coast at February 2, 2001. Below are those accounting policies considered to be significant.

Fiscal Year - The Company's fiscal year ends on the Friday nearest January 31. The fiscal year ended February 2, 2001 had 53 weeks. The fiscal years ended January 28, 2000 and January 29, 1999 each had 52 weeks. All references herein for the years 2000, 1999 and 1998 represent the fiscal years ended February 2, 2001, January 28, 2000 and January 29, 1999, respectively.

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

Investments - The Company has a cash management program which provides for the investment of excess cash balances in financial instruments which have maturities of up to five years. Investments, exclusive of cash equivalents, with a maturity date of one year or less from the balance sheet date or that are expected to be used in current operations are classified as short-term investments. All other investments are classified as long-term. Investments consist primarily of tax-exempt notes and bonds, municipal preferred tax-exempt stock and repurchase agreements.

The Company has classified all investment securities as available-for-sale, and they are carried at fair market value. Unrealized gains and losses on such securities are included in accumulated other comprehensive income in shareholders' equity.

Derivative Financial Instruments - The Company does not use derivative financial instruments for trading purposes. Interest rate swap and cap agreements, which are occasionally used by the Company in the management of interest rate exposure, are accounted for on a settlement basis. Income and expense are recorded in the same category as that arising from the related liability. As of February 2, 2001, the Company was not a party to any significant derivative financial instruments.

Accounts Receivable - The majority of accounts receivable arise from sales to commercial business customers. The allowance for doubtful accounts is based on historical experience and a review of existing receivables. The allowance for doubtful accounts was $2.0 million at February 2, 2001 and January 28, 2000.

Sales generated through the Company's private label credit cards are not reflected in receivables. Under an agreement with Monogram Credit Card Bank of Georgia (the Bank), a wholly owned subsidiary of General Electric Capital Corporation, consumer credit is extended directly to customers by the Bank and all credit program related services are performed directly by the Bank.

Merchandise Inventory - Inventory is stated at the lower of cost or market using the first-in, first-out method of inventory accounting. The cost of inventory also includes certain costs associated with the preparation of inventory for resale.

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

Self Insurance - The Company is self insured for certain losses relating to workers' compensation, automobile, general and product liability claims. The Company has stop loss coverages to limit the exposure arising from these claims. Self-insurance losses for claims filed and claims incurred but not reported are accrued based upon the Company's estimates of the aggregate liability for uninsured claims incurred using actuarial assumptions followed in the insurance industry and the Company's historical experience.

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

Impairment/Store Closing Costs - Losses related to impairment of long-lived assets and for long-lived assets to be disposed of are recognized when expected future cash flows are less than the assets' carrying value. At the time management commits to close or relocate a store location, the Company evaluates the carrying value of the assets in relation to its expected future cash flows. If the carrying value of the assets is greater than the expected future cash flows, a provision is made for the impairment of the assets. When a leased location becomes impaired, a provision is made for the present value of future lease obligations, net of anticipated sublease income. Provisions for impairment and store closing costs are included in selling, general and administrative expenses.

The estimated realizable value of closed store real estate is included in other assets and amounted to $76.4 and $56.4 million at February 2, 2001 and January 28, 2000, respectively.

Revenue Recognition - The Company recognizes revenues when sales transactions occur and customers take possession of the merchandise. A provision for merchandise returns is provided in the period that the related sales are recorded.

Advertising - Costs associated with advertising are charged to operations as incurred. Advertising expenses were $114.1, $69.2 and $116.5 million for 2000, 1999 and 1998, respectively.

Recent Accounting Pronouncements - Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities"
(SFAS 133) was issued in June 1998. SFAS 133, as amended by SFAS 137 and SFAS 138, is effective for the Company as of February 3, 2001 and requires that all derivatives be recognized as either assets or liabilities in the balance sheet at fair value. Management does not believe that the adoption of SFAS 133 will have a material impact on the Company's financial condition and results of operations.


NOTE 2 - Merger:

The Company completed its merger with Eagle Hardware & Garden, Inc.
(Eagle) on April 2, 1999. The transaction was structured as a tax-free exchange of the Company's common stock for Eagle's common stock, and
was accounted for as a pooling of interests.   The Company incurred
$24.4 million of merger related costs which were charged to operations during the first quarter of fiscal year 1999. These costs consisted of $15.7 million relating to the write-off of nonusable Eagle properties, $1.5 million for severance obligations to former Eagle executives, and $7.2 million in direct merger costs such as accounting, legal, investment banking and other miscellaneous fees. As a result of the merger, all historical financial information is being presented on a combined basis.


NOTE 3 - Investments:

The Company's investment securities are classified as available-for-sale.
The amortized cost, gross unrealized holding gains and losses and fair values of the investments at February 2, 2001 and January 28, 2000 are as follows:
(In Thousands)                             February 2, 2001
January 28, 2000
                                             Gross      Gross
Gross      Gross
                                 Amortized	 Unrealized Unrealized   Fair
Amortized Unrealized Unrealized   Fair
  Type                             Cost      Gains      Losses	     Value
Cost     Gains      Losses     Value

Municipal Obligations              $12,836      $51       $16      $12,871
	$10,668     $12       $10     $10,670
Money Market	 Preferred Stock             -        -         -            -
67,000       -         -      67,000

Classified as Short-Term            12,836       51        16       	12,871
77,668      12        10      77,670

Municipal Obligations               23,800      276         1       24,075
31,761       8       655      31,114
Federal Agency Note                    500       10         -          510
-       -         -           -
Corporate Notes                      9,756      349         -       10,105
-       -         -           -

Classified as Long-Term             34,056      635         1       34,690
31,761       8       655      31,114

Total                              $46,892     $686       $17	      $47,561
$109,429     $20      $665    $108,784

The proceeds from sales of available-for-sale securities were $8.6, $17.1 and $37.5 million for 2000, 1999 and 1998, respectively. Gross realized gains and losses on the sale of available-for-sale securities were not significant for any of the periods presented. Municipal obligations, corporate notes and the federal agency note classified as long-term at February 2, 2001 will mature in 1 to 5 years.


NOTE 4 - Property and Accumulated Depreciation:


Property is summarized below by major class:

                                February 2,                   January 28,
                                   2001                          2000
(In Thousands)
Cost:
Land                            $ 2,150,206                   $ 1,488,896
Buildings                         3,465,163                     2,516,951
Store, Distribution
 and Office Equipment              2,623,822                     2,147,532
Leasehold Improvements              389,140                       293,945

Total Cost                        8,628,331                     6,447,324
Accumulated Depreciation
 and Amortization                (1,593,371)                   (1,270,102)

Net Property                    $ 7,034,960                   $ 5,177,222


The estimated depreciable lives, in years, of the Company's property are: buildings, 20 to 40; store, distribution and office equipment, 3 to 10; leasehold improvements, generally the life of the related lease.

Net property includes $454.4 and $478.6 million in assets under capital leases at February 2, 2001 and January 28, 2000, respectively.


NOTE 5 - Short-Term Borrowings and Lines of Credit:


The Company has a $300 million revolving credit facility expiring in November 2001 with a syndicate of 11 banks. The facility is used to support the Company's commercial paper program and for short-term borrowings. Facility fees ranging from .06% to .075% are paid on the unused amount of these facilities. The revolving credit facility contains certain restrictive covenants including maintenance of specific financial ratios. As of February 2, 2001, the Company had $149.8 million of commercial paper outstanding under this revolving credit facility. There were no borrowings outstanding under this facility as of January 28, 2000.

A $100 million revolving credit and security agreement, expiring in November 2001 and renewable annually, is available from a financial institution. Interest rates under this agreement are determined at the time of borrowing. Under the current terms of the agreement, borrowings are based upon commercial paper rates plus 29 basis points. The Company had $100 million outstanding at February 2, 2001 and $92.5 million outstanding at January 28, 2000 under this credit and security agreement. At February 2, 2001 and January 28, 2000, $145.0 million and $146.7 million, respectively, of the Company's accounts receivable were pledged as collateral under this agreement.

In addition, $100 million was available as of February 2, 2001, and $50 million was available on January 28, 2000, on an unsecured basis, for the purpose of short-term borrowings on a bid basis from various banks. These lines are uncommitted and are reviewed periodically by both the banks and the Company. There were no borrowings outstanding under these lines of credit as of February 2, 2001 or January 28, 2000.

Seven banks have extended lines of credit aggregating $218.2 million for the purpose of issuing documentary letters of credit and standby letters of credit. These lines do not have termination dates but are reviewed periodically. Commitment fees ranging from .25% to .50% per annum are paid on the amounts of standby letters of credit issued. Outstanding letters of credit totaled $133.2 million at February 2, 2001.

The weighted average interest rate on short-term borrowings outstanding at February 2, 2001 and January 28, 2000 was 6.40% and 5.91%, respectively.


NOTE 6 - Long-Term Debt:

                                   Fiscal Year
(In Thousands)                      of Final       February 2,      January 28,
Debt Category    Interest Rates     Maturity           2001            2000

Secured Debt (1):
Mortgage Notes    7.00% to 9.25%      2028         $ 93,395	        $ 79,927
Other Notes       3.87% to 8.00%      2020            7,117            9,124
Unsecured Debt:
Debentures        6.50% to 6.88%      2029          691,481          691,167
Notes             7.50% to 8.25%      2010	          992,583
-
Medium Term
  Notes Series A  7.08% to 8.20%      2023	          121,000
155,000
Medium Term Notes
  Series B (2)    6.70% to 7.61%      2037          266,215          266,067
Senior Notes               6.38%      2005	           99,493
99,386
Capital Leases   6.12% to 19.57%      2029	          468,726
485,816

Total Long-Term Debt                              2,740,010        1,786,487
Less Current Maturities                            	  42,341           59,908

Long-Term Debt, Excluding
  Current Maturities                             $2,697,669       $1,726,579


      Debt maturities, exclusive of capital leases, for the next five fiscal years are as follows (in millions): 2001, $26.3; 2002, $43.3; 2003, $12.0;
2004, $59.2; 2005, $612.7.

      The Company's debentures, senior notes and medium term notes contain certain financial covenants, including the maintenance of specific financial ratios. The Company was in compliance with these covenants at February 2, 2001 and January 28, 2000.

      In February 2001, the Company issued $1.005 billion principal of Liquid Yield Option (TM) Notes (LYONs) at an issue price of $608.41 per LYON. Interest will not be paid on the LYONs prior to maturity. On February 16, 2021, the maturity date, the holders will receive $1,000 per LYON, representing a yield to maturity of 2.5%. Holders may convert their LYONs at any time on or before the maturity date, unless the LYONs have been purchased or redeemed previously, into 8.224 shares of the Company's common stock per LYON. The Company may redeem for cash all or a portion of the LYONs at any time on or after February 16, 2004 at a price equal to the sum of the issue price and accrued original issue discount on the redemption date. Holders of the LYONs may require the Company to purchase all or a portion of their LYONs on February 16, 2004 at a price of $655.49 per LYON or on February 16, 2011 at a price of $780.01 per LYON. The Company may choose to pay the purchase price of the LYONs in cash or common stock, or a combination of cash and common stock. In addition, if a change in control of the Company occurs on or before February 16, 2004, each holder may require the Company to purchase, for cash, all or a portion of the holder's LYONs.

Notes:

1 Real properties pledged as collateral for secured debt had net book values at February 2, 2001, as follows: mortgage notes - $164.7 million and other notes - $29.1 million.

2 Approximately 37% of these Medium Term Notes may be put at the option of the holder on either the tenth or twentieth anniversary date of the issue. None of these notes are currently putable.


NOTE 7 - Financial Instruments:

Cash and cash equivalents, accounts receivable, short-term borrowings, trade accounts payable, and accrued liabilities are reflected in the financial statements at cost which approximates fair value. Short and long-term investments, classified as available-for-sale securities, are reflected in
the financial statements at fair value.   Estimated fair values for long-term
debt have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The fair value of the Company's long-term debt excluding capital leases is as follows:

                                  February 2, 2001         January 28, 2000
                                Carrying       Fair      Carrying      Fair
(In Thousands)                   Amount	        Value      Amount       Value
Liabilities:
 Long-Term Debt
 (Excluding Capital Leases)    $2,271,284  $2,271,729   $1,300,671  1,202,311

Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt issues that are not quoted on an exchange.


NOTE 8 - Earnings Per Share:

Basic earnings per share (EPS) excludes dilution and is computed by dividing net earnings by the weighted-average number of common shares outstanding for the period. Diluted EPS includes the dilutive effects of common stock equivalents and convertible debt, as applicable. Following is the reconciliation of EPS for 2000, 1999, and 1998.

(In Thousands, Except Per Share Data)
                                      2000           1999           1998
Basic Earnings per Share:
Net Earnings                        $809,871       $672,795       $500,374
Weighted Average Shares
     Outstanding                     382,798        381,240        370,812
Basic Earnings per Share            $   2.12       $   1.76       $   1.35
Diluted Earnings per Share:
Net Earnings                        $809,871       $672,795       $500,374
Net Earnings Adjustment for
     Convertible Debt                      -              -          3,589
Net Earnings, as Adjusted           $809,871       $672,795       $503,963
Weighted Average Shares
     Outstanding                     382,798        381,240        370,812
Dilutive Effect of Stock Options       1,677          2,614          1,954
Dilutive Effect of Convertible Debt        -              -          2,985
Weighted Average Shares,
     as Adjusted                     384,475        383,854        375,751
Diluted Earnings per Share          $   2.11       $   1.75       $   1.34


NOTE 9 - Shareholders' Equity:

Authorized shares of common stock were 1.4 billion at February 2, 2001 and January 28, 2000.

The Company has 5 million authorized shares of preferred stock ($5 par), none of which have been issued. The Board of Directors may issue the preferred stock (without action by shareholders) in one or more series, having such voting rights, dividend and liquidation preferences and such conversion and other rights as may be designated by the Board of Directors at the time of issuance.

The Company has a shareholder rights plan, which provides for the distribution of one preferred share purchase right on each outstanding share of common stock. Purchase rights become distributable and exercisable only if a person or group acquires or commences an offer to acquire 15% or more of Lowe's common stock. Once exercisable, each purchase right will entitle shareholders (other than the acquiring person or group) to buy a unit of a series of preferred stock for $152.50; the price of the unit to the acquiring person or group in such event would be $305. Each unit is intended to be the economic equivalent of a share of common stock, and the plan was adopted to act as a deterrent to unsolicited offers to acquire control of the Company. The rights plan will expire in 2008, unless the Company earlier redeems the rights.

The Company has two stock incentive plans, referred to as the "1994" and "1997" Incentive Plans, under which incentive and non-qualified stock options, may be granted to key employees. No awards may be granted after January 31, 2004 under the 1994 plan and 2007 under the 1997 plan. Stock options generally have terms ranging from 5 to 10 years, normally vest evenly over 3 years, and are assigned an exercise price of not less than the fair market value on the date of grant. At February 2, 2001, there were 66,283 and 3,494,025 shares available for grants under the 1994 and 1997 plans, respectively.

Stock option information related to the 1994 and 1997 Incentive Plans is summarized as follows:
                                       Key Employee Stock Option Plans
                                     Shares              Weighted-Average
                                 (In Thousands)      Exercise Price Per Share

Outstanding at January 30, 1998      4,747                    $19.03
  Granted                            1,991                    $41.20
  Canceled or Expired                 (306)                   $20.04
  Exercised                           (688)                   $18.83
Outstanding at January 29, 1999      5,744                    $26.69
  Granted                            1,144                    $49.93
  Canceled or Expired                 (620)                   $42.76
  Exercised                           (735)                   $21.46
Outstanding at January 28, 2000      5,533                    $32.36
  Granted                            3,685                    $46.78
  Canceled or Expired                 (836)                   $46.65
  Exercised                           (628)                   $20.06
Outstanding at February 2, 2001      7,754                    $38.86

Exercisable at February 2, 2001      4,711                    $33.87

                       Outstanding                              Exercisable

                                 Weighted-    Weighted-
Weighted-
                                  Average      Average
Average
     Range of        Options     Remaining    Exercise     Options
Exercise
 Exercise Prices  (In Thousands)   Term        Price    (In Thousands)_____
Price__
 $ 2.87  - $ 4.17        37         0.6        $ 3.65          37          $
3.65
  10.36  -  15.04       132         3.7         11.65         132
11.65
  17.39  -  25.79     1,936         3.3         21.17       1,936
21.17
  26.37  -  39.46       279         6.2         31.75         256
31.49
  41.41  -  61.31     5,366         5.6         46.58       2,348
46.29
 $62.31  - $64.07         4         8.1         63.03           2
63.03__
Totals                7,754         5.0        $38.86       4,711
$33.87


Restricted stock awards of 10,000, and 870,700 shares, with per share weighted-average fair values of $35.13, and $24.80, were granted to certain executives in 1998 and 1997, respectively. No restricted stock awards were granted in 2000 and 1999. These shares are nontransferable and subject to forfeiture for periods prescribed by the Company. These shares may become transferable and vested earlier based on achievement of certain performance measures. During 2000, a total of 68,450 shares were forfeited and 720,200 shares became vested. At February 2, 2001, grants totaling 372,950 shares are included in shareholders' equity and are being amortized as earned over periods not exceeding four years. Related expense (charged to compensation expense) for 2000, 1999 and 1998 was $7.3, $12.5, and $18.5 million, respectively.

In 1999, the Company's shareholders approved the Lowe's Companies, Inc. Directors' Stock Option Plan. During the term of the Plan, each non-employee Director will be awarded 2,000 options on the date of the first board meeting after each annual meeting of the Company's shareholders (the award date).
The maximum number of shares available for grant under the Plan is 250,000, subject to adjustment. No awards may be granted under the Plan after the award date in 2008. The options vest evenly over three years, expire after seven years and are assigned a price equal to the fair market value of the Company's common stock on the date of grant. During 2000, 16,000 shares were granted at a price of $45.75 per share; these shares remained exercisable on February 2, 2001. During 1999, 18,000 shares were granted under the Plan at a price of $51.69 per share. Shares exercisable from this grant are 13,332 at February 2, 2001 as 4,668 shares were forfeited during 2000.

The Directors' Stock Option Plan replaced the Directors' Stock Incentive Plan that expired on May 29, 1998. A maximum of 50,000 shares was available for issuance under this Plan. In 1998, 12,000 shares were issued under the Plan. Prior to its expiration in 1994, 280,000 stock options were granted under a Non-Employee Directors' Stock Option Plan. In 2000, 1999 and 1998, 72,000, 16,000 and 40,000 shares, respectively, were exercised under this Plan. In 2000, 8,000 shares were canceled under the Plan. No shares were canceled in 1999 and 1998. At February 2, 2001, 8,000 shares were outstanding, all of which were exercisable. Of the remaining outstanding options at February 2, 2001, the exercise price per share is $5.48 per share and the remaining term is one year.

During 2000, the Company established a qualified Employee Stock Purchase Plan that allows qualified employees to participate in the purchase of designated shares of the Company's common stock. Five million shares were authorized for this plan with 4,562,776 remaining available at February 2, 2001. The purchase price of this stock is equal to 85% of the lower of the closing price at the beginning or the end of each semi-annual stock purchase period. The Company issued 437,224 shares of common stock pursuant to this plan during 2000. No compensation expense has been recorded in the accompanying consolidated statement of earnings related to this Plan as the Plan qualifies as non-compensatory.

The Company applies intrinsic value method of accounting for its stock-based compensation plans. Accordingly, no compensation expense has been recognized for stock-based compensation where the option price of the stock approximated the fair market value of the stock on the date of grant, other than for restricted stock grants. Had compensation expense for 2000, 1999 and 1998 stock options granted been determined using the fair value method, the Company's net earnings and earnings per share (EPS) amounts for 2000, 1999 and 1998 would approximate the following pro forma amounts (in thousands, except per share data):



                               2000                       1999
1998
                    As Reported   Pro Forma     As Reported   Pro Forma     As
Reported  Pro Forma
Net Earnings           $809,871    $773,430        $672,795    $652,786
$500,374    $491,151
Basic EPS                 $2.12       $2.02           $1.76       $1.71
$1.35       $1.32
Diluted EPS               $2.11       $2.01           $1.75       $1.70
$1.34       $1.32


The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the assumptions listed below.

                                               2000               1999
1998
Weighted average fair value per option       $23.13             $26.05
$17.48
Assumptions used:
  Weighted average expected volatility        37.7%               38.1%
34.2%
  Weighted average expected dividend yield    0.41%               0.52%
0.31%
  Weighted average risk-free interest rate    5.15%               6.24%
4.78%
  Weighted average expected life, in years     7.0                 7.0
7.3

The Company reports comprehensive income in its consolidated statement of shareholders' equity.
 Comprehensive income represents changes in shareholders' equity from non-owner sources. For the three years ended February 2, 2001, unrealized holding gains (losses) on available-for-sale securities were the only items of other comprehensive income for the Company. The following schedule summarizes the activity in other comprehensive income for the years ended February 2, 2001 and January
28,2000:

                                            2000
1999
                             Pre                     After           Pre
Tax             After
(In Thousands)               Tax         Tax          Tax            Tax
(Expense)/          Tax
                             Gain      Expense       Gain        Gain/(Loss)
Benefit      Gain/(Loss)
Unrealized net holding
  gains/losses  arising
  during the year         $ 1,319       $(445)        $ 874         $(1,245)
$ 435           $(810)
Reclassification
  adjustment  for  gains/
  losses included in net
  earnings                      5          (2)            3              42
(15)             27
Unrealized net gains/losses
  on available-for-sale
  securities,    net of
  reclassification
  adjustment              $ 1,314       $(443)        $ 871         $(1,287)
$ 450           $(837)




NOTE 10 - Leases:

The Company leases certain store facilities under agreements with original terms generally of twenty years. Some agreements provide for contingent rental based on sales performance in excess of specified minimums. In fiscal years 2000, 1999, and 1998, contingent rentals have been nominal. The leases usually contain provisions for four renewal options of five years each. Certain equipment is also leased by the Company under agreements ranging from two to five years. These agreements typically contain renewal options providing for a renegotiation of the lease, at the Company's option, based on the fair market value at that time.

The future minimum rental payments required under capital and operating leases having initial or remaining noncancelable lease terms in excess of one year are summarized as follows:

                        Operating Leases           Capital Leases
Fiscal Year        Real Estate    Equipment   Real Estate   Equipment  Total
(In Thousands)

2001               $ 160,794      $   940      $  55,744     $ 590	  $
218,068
2002                 165,370          429         55,744       590     222,133
2003                 160,034           41         55,744       537     216,356
2004                 154,454            4         55,927       326     210,711
2005                 150,195            -         55,942       181     206,318
Later Years        1,640,574            -        594,861        42   2,235,477

Total Minimum Lease
Payments          $2,431,421       $1,414    	   $873,962    $2,266
$3,309,063

Total Minimum Capital
 Lease Payments                                       $876,228
Less Amount Representing
  Interest                                             407,502
______________________________________________________________________________
Present Value of Minimum
   Lease Payments                                         468,726
Less Current Maturities                                    16,041
Present Value of Minimum
   Lease Payments,
   Less Current Maturities                              $ 452,685

Rental expenses under operating leases for real estate and equipment were $161.9, $144.0 and $113.3 million in 2000, 1999 and 1998, respectively.


NOTE 11 - Employee Retirement Plans:

The Company's contribution to its Employee Stock Ownership Plan (ESOP) is determined by the Board of Directors. The ESOP generally covers all Lowe's employees after completion of one year of employment and 1,000 hours of service during that year. Contributions are allocated to participants based on their eligible compensation relative to total eligible compensation. Contributions may be made in cash or shares of the Company's common stock and are usually made in the following year. ESOP expense for 2000, 1999 and 1998 was $72.1, $84.7 and $84.4 million, respectively. At February 2, 2001 the ESOP held approximately 6.9% of the outstanding common stock of the Company.

The Board of Directors determines contributions to the Company's Employee Savings and Investment Plan (ESIP), a qualified 401(K) plan, each year based upon a matching formula applied to employee contributions. All employees are eligible to participate in the ESIP on the first day of the month following completion of one year of employment. Company contributions to the ESIP for 2000, 1999 and 1998 were $13.6, $11.5 and $10.6 million, respectively. The Company's common stock is an investment option for participants in the ESIP. Shares held in the ESIP are voted by the trustee as directed by an administrative committee of the ESIP.


NOTE 12 - Income Taxes:

                                           2000          1999          1998

                                             Statutory Rate Reconciliation

Statutory Federal Income Tax Rate          35.0%         35.0%         35.0%
State Income Taxes-Net of Federal
      Tax Benefit                           2.7           2.8           2.2
Other, Net                                 (0.9)         (1.1)         (0.8)
Effective Tax Rate                         36.8%         36.7%         36.4%

(In Thousands)                             Components of Income Tax Provision
Current
   Federal                              $398,335       $333,257      $251,848
   State                                  49,950         43,626        26,918
Total Current                            448,285        376,883       278,766
Deferred
   Federal                                19,298         11,303         7,305
   State                                   3,986          2,136           921
Total Deferred                            23,284         13,439         8,226
Total Income Tax Provision               471,569       $390,322      $286,992

The tax effect of cumulative temporary differences that gave rise to the deferred tax assets and liabilities at February 2, 2001 and January 28, 2000 is as follows (in thousands):

                                 February 2, 2001                     January
28, 2000
	                        Assets     Liabilities     Total      Assets
Liabilities     Total
Excess Property and
Store Closing Costs     $20,879             -     $20,879     $28,033
-     $28,033
Insurance                45,228             -      45,228      30,754
-      30,754
Depreciation	                  -     $(272,170)	   (272,170)          -
$(228,707)   (228,707)
Vacation Accrual         23,220             -      23,220      13,088
-      13,088
Other, Net               25,959       (13,522)     12,437      19,213
(9,060)     10,153
Total                  $115,286     $(285,692)  	$(170,406)    $91,088
$(237,767)  $(146,679)

NOTE 13 - Litigation:

The Company is a defendant in legal proceedings considered to be in the normal course of business, none of which, singularly or collectively, are considered material to the Company.


NOTE 14 - Other Information:

Net interest expense is composed of the following:

(In Thousands)                                  2000       1999        1998

Long-Term Debt                                $117,024    $86,675    $68,800
Mortgage Interest                                7,667      6,686      7,044
Capitalized Leases                              42,041     42,552     39,255
Short-Term Debt                                 11,638      5,847      5,578
Amortization of Loan Costs                       2,631        801      1,144
Interest Income                                (25,049)   (38,373)   (23,300)
Interest Capitalized                           (35,127)   (19,336)   (17,580)

Net Interest Expense                           $120,825    $84,852   $80,941


Supplemental Disclosures of Cash Flow Information:

(In Thousands)                                  2000        1999        1998

Cash Paid for Interest
 (Net of Amount Capitalized)                  $132,457    $128,265   $112,383
Cash Paid for Income Taxes                    $428,385    $408,366   $280,230

Noncash Investing and Financing Activities:

Fixed Assets Acquired under
 Capital Leases                                 $1,259    $27,573    $47,303
Termination of Capital Leases                    2,223                10,401
Common Stock Issued to ESOP (Note 11)                      59,544     60,074
Common Stock Issued to Executives and
 Directors, net of Unearned Compensation         7,734     12,488	     17,853
Conversion of Debt to Common Stock              $    -    $     -    $87,270



Sales by Product Category:

                                      2000          1999            1998
(Dollars in Millions)                 Total         Total           Total
Product Category                      Sales    %    Sales     %     Sales   %

Appliance                            $1,922   10%   $1,341    8%   $1,037   8%
Lumber/Plywood                        1,676    9     1,607   10     1,460  11
Outdoor Fashion                       1,323    7     1,102    7       875   7
Nursery                               1,247    7     1,006    6       896   7
Millwork                              1,197    6     1,021    6       803   6
Building Materials                    1,148    6     1,080    7       940   7
Cabinets/Furniture/Shelving           1,138    6       897    6       662   5
Fashion Electrical                    1,135    6       959    6       865   6
Tools                                 1,124    6       951    6       801   6
Hardware                              1,070    6       946    6       770   6
Fashion Plumbing                      1,046    6       862    5       762   6
Flooring                              1,009    5       726    5       598   4
Paint                                   996    5       858    5       747   6
Rough Plumbing & Electrical             993    5       854    5       661   5
Outdoor Power Equipment                 768    4       676    4       521   4
Walls/Windows                           452    2       361    2       320   2
Other                                   535    4       659    6       613   4
Totals                              $18,779  100%  $15,906  100%  $13,331  100%



PAGE   37

LOWE'S COMPANIES, INC.
SELECTED FINANCIAL DATA
(Unaudited)
(In Thousands, Except Per Share Data)

                          2000                1999                1998
1997               1996

Selected Statement
of Earnings Data:
   Net Sales           $18,778,559         $15,905,595         $13,330,540
$11,108,378       $9,361,204
   Gross Margin          5,290,768           4,380,582           3,573,895
2,953,046        2,437,414
   Net Earnings            809,871             672,795             500,374
383,030          314,730
   Basic Earnings
   Per Share               $  2.12             $  1.76             $  1.35
$  1.04           $  .90
   Diluted Earnings
   Per Share               $  2.11             $  1.75             $  1.34
$  1.04           $  .88
   Dividends
   Per Share               $   .14             $   .13             $   .12
$   .11           $  .10

Selected Balance
 Sheet Data:
   Total Assets        $11,375,754          $9,012,323          $7,086,882
$5,861,790       $4,999,566
   Long-Term Debt,
   Excluding Current
   Maturities           	$2,697,669          $1,726,579          $1,364,278
$1,191,406       $  875,754


Selected Quarterly Data:
                         First               Second              Third
Fourth

2000
   Net Sales           $4,467,114          $5,264,252          $4,504,141
$4,543,052
   Gross Margin         1,248,116           1,452,027           1,299,372
1,291,253
   Net Earnings           187,149             279,599	             202,293
140,830
   Basic Earnings
   Per Share                  .49                 .73                 .53
 .37
   Diluted Earnings
   Per Share           $      .49          	$      .73          $      .53
$     .37

1999
   Net Sales           $3,771,919          $4,435,219          $3,909,188
$3,789,269
   Gross Margin         1,007,090           1,187,286           1,089,549
1,096,657
   Net Earnings           124,958             230,217	             168,688
148,932
   Basic Earnings
   Per Share                  .33                 .60                 .44
 .39
   Diluted Earnings
   Per Share           $      .33          	$      .60          $      .44
$      .39
