Form 10-K, Exhibit 13
period 2002-02-01
LOWES COMPANIES INC
filed 2002-04-26
CIK 60667

Exhibit 13 - Portions of the Annual Report to Security Holders for the fiscal Year ended February 1, 2002

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Lowe's Companies, Inc.

We have audited the accompanying consolidated balance sheets of Lowe's Companies, Inc. and subsidiaries (the "Company") as of February 1, 2002 and February 2, 2001, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three fiscal years in the period ended February 1, 2002, appearing on pages 25 through 38. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lowe's Companies, Inc. and subsidiaries at February 1, 2002 and February 2, 2001, and the results of their operations and their cash flows for each of the three fiscal years in the period ended February 1, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/  Deloitte & Touche LLP

Charlotte, North Carolina
February 19, 2002

Disclosure Regarding Forward-Looking Statements

Our Annual Report talks about our future, particularly in the sections titled "To Our Shareholders" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." While we believe our expectations are reasonable, we can't guarantee them and you should consider this when thinking about statements we make that aren't historical facts. Some of the things that could cause our actual results to differ substantially from our expectations are:
* Our sales are dependent upon the general economic health of the country, variations in the number of new housing starts and existing home sales, the level of repairs, remodeling and additions to existing homes, commercial building activity, and the availability and cost of financing. An economic downturn affecting consumer confidence in making housing and home improvement expenditures, could affect sales because a portion of our inventory is purchased for discretionary projects, which can be delayed.
* Our expansion strategy may be impacted by environmental regulations, local zoning issues and delays, availability and development of land, and more stringent land use regulations than we have traditionally experienced as well as the availability of sufficient labor to facilitate our growth.
* Many of our products are commodities whose prices fluctuate erratically within an economic cycle, a condition especially true of lumber and plywood.
* Our business is highly competitive, and as we expand to larger markets we may face new forms of competition which do not exist in some of the markets we have traditionally served.
* The ability to continue our everyday competitive pricing strategy and provide the products that customers want depends on our vendors providing a reliable supply of inventory at competitive prices.
* On a short-term basis, weather may affect sales of product groups like nursery, lumber, and building materials.

Pages 20 - 24
                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
               FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     This discussion summarizes the significant factors affecting the Company's consolidated operating results, liquidity and capital resources during the three-year period ended February 1, 2002 (i.e., fiscal years 2001, 2000, and 1999). Fiscal years 2001 and 1999 contain 52 weeks of sales and expenses compared to Fiscal 2000, which contains 53 weeks. This discussion should be read in conjunction with the financial statements and financial statement footnotes included in this annual report.

     On May 25, 2001, the Company's Board of Directors approved a two-for-one split of the Company's common stock. As a result, shareholders received one additional share on June 29, 2001 for each share held as of the record date on June 8, 2001. The par value of the Company's common stock remained $0.50. All related financial information presented, including per share data, reflects the effects of the stock split.


ACCOUNTING POLICIES AND ESTIMATES

     The following discussion and analysis of the results of operations and financial condition are based on the Company's financial statements that have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. The Company bases these estimates on historical results and various other assumptions believed to be reasonable, the results of which form the basis for making estimates concerning the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates.

     The Company's significant accounting polices are described in Note 1 to the consolidated financial statements. Management believes that the following accounting policies affect the more significant estimates used in preparing the consolidated financial statements.

     The Company records an inventory reserve for the loss associated with selling discontinued inventories at below cost. This reserve is based on management's current knowledge with respect to inventory levels, sales trends and historical experience relating to the liquidation of discontinued inventories. Management does not believe the Company's merchandise inventories are subject to significant risk of obsolescence in the near-term, and management has the ability to adjust purchasing practices based on anticipated sales trends and general economic conditions. However, changes in consumer purchasing patterns could result in the need for additional reserves. The Company also records an inventory reserve for the estimated shrinkage between physical inventories. This reserve is based primarily on actual shrink results from previous physical inventories. Changes in actual shrink results from completed physical inventories could result in revisions to previously recorded shrink expense. Management believes it has sufficient current and historical knowledge to record reasonable estimates for both of these inventory reserves.

     The Company is self-insured for certain losses relating to worker's compensation, automobile, general and product liability claims. Self-insurance claims filed and claims incurred but not reported are accrued based upon management's estimates of the aggregate liability for uninsured claims incurred using actuarial assumptions followed in the insurance industry and historical experience. Although management believes it has the ability to adequately record estimated losses related to claims, it is possible that actual results could significantly differ from recorded self-insurance liabilities.


OPERATIONS

     Net earnings for 2001 increased 26% to $1.02 billion or 4.6% of sales compared to $809.9 million or 4.3% of sales for 2000. Net earnings for 2000 increased 20% to $809.9 million or 4.3% of sales compared to $672.8 million or 4.2% of sales for 1999. Diluted earnings per share were $1.30 for 2001 compared to $1.05 for 2000 and $0.88 for 1999. Return on beginning assets was 9.0% for both 2001 and 2000, and return on beginning shareholders' equity was 18.6% for 2001 compared to 17.2% for 2000.

     The Company recorded sales of $22.1 billion in 2001, an 18% increase over 2000 sales of $18.8 billion. Sales for 2000 were 18% higher than 1999 levels. Comparable store sales increased 2.4% in 2001. The increases in sales are attributable to the Company's ongoing store expansion and relocation program. Stabilization in lumber and building material prices, as well as improved sales in most merchandising categories, brought about the comparable store sales increase. During the year, the Company experienced its strongest sales increases in building materials, paint, appliances and flooring. The following table presents sales and store information:

                                               2001       2000      1999
Sales (in millions)                          $22,111    $18,779   $15,906
Sales Increases                                  18%        18%       19%
Comparable Store Sales Increases                  2%         1%        6%

At end of year:
Stores                                           744        650       576
Sales Floor Square Feet (in millions)           80.7       67.8      57.0
Average Store Size Square Feet (in thousands)    108        104        99

     Gross margin in 2001 was 28.8% of sales compared to 28.2% in 2000. Both of these years showed improvement over the 27.5% rate achieved in 1999. Margin improvements have continued during 2001, primarily resulting from continued progress in line reviews, better buying and product mix improvements.

     Selling, general and administrative expenses (SG&A) were $3.9 billion or 17.7% of sales in 2001. SG&A in the two previous years were $3.3 and $2.8
billion or 17.8% and 17.4% of sales, respectively.    During 2001, SG&A
increased 17% compared to the 18% increase in sales. In 2000 SG&A increased 21% compared to the 18% sales increase. The leverage in SG&A during 2001 is primarily attributable to expense controls involving payroll and advertising costs. The increase in SG&A during 2000 was primarily attributable to an increase in store salaries combined with lower than expected sales levels.

     Store opening costs, which were expensed as incurred, were $139.9 million for 2001 compared to $131.8 and $98.4 million in 2000 and 1999, respectively. These costs are associated with the opening of 115 stores in 2001 (101 new and 14 relocated). This compares to 100 stores in 2000 (80 new and 20 relocated) and 91 stores in 1999 (60 new and 31 relocated). As a percentage of sales, store opening costs were 0.6% for 2001 compared to 0.7% and 0.6% in 2000 and 1999, respectively. Store opening costs averaged approximately $1.2 million, $1.1 million and $1.0 million per store in 2001, 2000 and 1999, respectively.

     Depreciation, reflecting continued fixed asset expansion, increased 26% to $516.8 million in 2001, compared to increases of 21% and 17% in 2000 and 1999, respectively. Depreciation as a percentage of sales was 2.4% for 2001, a slight increase from 2.2% in 2000 and 2.1% in 1999. Approximately 25% of new stores opened in the last three years have been leased, of which approximately 9% were under capital leases. Property, less accumulated depreciation, increased to $8.7 billion at February 1, 2002 compared to $7.0 billion at February 2, 2001. The increase in property resulted primarily from the Company's store expansion program, including land, building, store equipment, fixtures and displays.

     Net interest costs as a percent of sales were 0.8% for 2001, 0.7% for 2000 and 0.5% for 1999. Net interest costs totaled $173.5 million in 2001, $120.8 million in 2000, and $84.9 million in 1999. Interest costs have increased due to an increase in debt levels. Interest costs relating to capital leases were $40.4, $42.0 and $42.6 million for 2001, 2000 and 1999, respectively. See the discussion of liquidity and capital resources below.

     The Company's effective income tax rates were 37.0%, 36.8% and 36.7% in 2001, 2000, and 1999, respectively. The higher rates in 2001 and 2000 were primarily related to expansion into states with higher state income tax rates.


LIQUIDITY AND CAPITAL RESOURCES

     The following table summarizes the Company's significant contractual obligations and commercial commitments.


Contractual                                             Payments Due by Period
Obligations                                  Less than       1-3         4-5       After 5
(In Thousands)                     Total       1 year       years       years       years
Short-term Debt                $  100,000    $ 100,000   $       -  $        -  $        -
Long-term Debt                  3,826,290       40,321      64,494     616,674   3,104,801
Capital Lease Obligations         851,533       59,345     118,020     114,210     559,958
Operating Leases                2,991,367      187,705     379,349     358,586   2,065,727


Total Contractual Cash
Obligations                    $7,769,190    $ 387,371   $ 561,863  $1,089,470  $5,730,486


     The primary sources of liquidity are cash flows from operating activities and certain financing activities, along with various lines of credit. Net cash provided by operating activities was $1.6 billion for 2001. This compares to $1.1 billion and $1.2 billion in 2000 and 1999, respectively. The increase in cash provided by operating activities during 2001 resulted primarily from increased net earnings, the funding of the Company's ESOP with the issuance of common stock versus cash in the prior year and improved inventory management. The decrease in cash provided by operating activities during 2000 was primarily the result of a year-over-year increase in inventories that exceeded the increase in accounts payable, which was partially offset by increased earnings and an increase in other operating liabilities. Working capital at February 1, 2002 was $1.9 billion compared to $1.2 billion at February 2, 2001.

     The primary component of net cash used in investing activities continues to be new store facilities in connection with the Company's expansion plan. Cash acquisitions of fixed assets were

$2.2 billion for 2001. This compares to $2.3 billion and $1.5 billion for 2000 and 1999, respectively. Retail selling space as of February 1, 2002 increased 19% over the selling space as of February 2, 2001. The February 2, 2001 selling space total of 67.8 million square feet represents a 19% increase over 1999. Investing activities also include noncash transactions of capital leases for new store facilities and equipment, the result of which is to increase long-term debt and property.

     Cash flows provided by financing activities were $929.5 million in 2001, $1.1 billion in 2000 and $583.5 million in 1999. The cash provided by financing activities in 2001 primarily resulted from the issuance of $580.7 million aggregate principal amount of senior convertible notes due October 2021 and $1.005 billion aggregate principal amount of convertible notes due February 2021. These cash inflows were offset by a decrease in cash due to the payment of $59.9 million in cash dividends, $63.8 million in scheduled debt maturities and the repayment of $150 million in short-term borrowings. In 2000, cash provided by financing activities included the issuance of $500 million principal amount of 8.25% notes due June 2010 and $500 million principal amount of 7.50% notes due December 2005. These proceeds were offset by a decrease in cash of $53.5 million from cash dividend payments and $61.3 million in scheduled debt repayments. Major financing activities during 1999 included cash received from the issuance of $400 million principal amount of 6.5% debentures due March 2029 and $348.3 million in net proceeds from a common stock offering. These proceeds were offset by cash dividend payments of $47.6 million and $108.3 million of scheduled debt repayments. The ratio of long-term debt to equity plus long-term debt was 36.2%, 33.3% and 27.6% as of the fiscal years ended 2001, 2000, and 1999, respectively.

     In October 2001, the Company issued $580.7 million aggregate principal of senior convertible notes at an issue price of $861.03 per note. Interest on the notes, at the rate of .8610% per year on the principal amount at maturity, is payable semiannually in arrears until October 2006. After that date, the Company will not pay cash interest on the notes prior to maturity. Instead, in October 2021, the maturity date of the notes, a holder will receive $1,000 per note, representing a yield to maturity of 1%. Holders may convert their notes into 17.212 shares of the Company's common stock, subject to adjustment, only if (1) the sale price of the Company's common stock reaches specified thresholds, (2) the credit rating of the notes is below a specified level, (3) the notes are called for redemption, or (4) specified corporate transactions have occurred. Holders may require the Company to purchase all or a portion of their notes in October 2003 or October 2006, at a price of $861.03 per note plus accrued cash interest, if any, or in October 2011, at a price of $905.06 per note. The Company may choose to pay the purchase price of the notes in cash or common stock or a combination of cash and common stock. In addition, if a change in control of the Company occurs on or before October 2006, each holder may require the Company to purchase for cash all or a portion of such holder's notes. The Company may redeem for cash all or a portion of the notes at any time on or after October 2006, at a price equal to the sum of the issue price plus accrued original issue discount and accrued cash interest, if any, on the redemption date. None of the conditions that permitted conversion were satisfied at February 1, 2002.

     In February 2001, the Company issued $1.005 billion aggregate principal of convertible notes at an issue price of $608.41 per note. Interest will not be paid on the notes prior to maturity in February 2021 at which time the holders will receive $1,000 per note, representing a yield to maturity of 2.5%. Holders may convert their notes at any time on or before the maturity date, unless the notes have been previously purchased or redeemed, into
16.448 shares of the Company's common stock per note. Holders of the notes may require the Company to purchase all or a portion of their notes in February 2004 at a price of $655.49 per note or in February 2011 at a price of $780.01 per note. On either of these dates, the Company may choose to pay the purchase price of the notes in cash or common stock, or a combination of cash and common stock. In addition, if a change in the control of the Company occurs on or before February 2004, each holder may require the Company to purchase, for cash, all or a portion of the holders' notes.

     In August 2001, the Company completed an $800 million senior credit facility. The facility is split into a $400 million five-year tranche, expiring in August 2006 and a $400 million 364-day tranche, expiring in August 2002, which is renewable annually. The facility is used to support the Company's $800 million commercial paper program and for short-term borrowings. Any loans made are priced based upon market conditions at the time of funding in accordance with the terms of the senior credit facility. The senior credit facility contains certain restrictive covenants which include maintenance of specific financial ratios, among others. The Company was in compliance with these covenants at February 1,

2002. Fifteen banking institutions are participating in the $800 million senior credit facility and, as of February 1, 2002, there were no outstanding loans under the facility. This facility replaces a $300 million revolving credit agreement. At February 2, 2001, the Company had $149.8 million of commercial paper outstanding supported by the $300 million facility.

     The Company has several lines of credit available which can provide additional liquidity. In December 2001, the Company completed a $100 million revolving credit and security agreement, expiring in December 2002, and renewable annually with a financial institution. The Company intends to renew this facility in December 2002. Interest rates under this agreement are determined at the time of borrowing based on market conditions in accordance with the terms of the agreement. The Company had $100 million outstanding at February 1, 2002 under this agreement, and $134.7 million in accounts receivable pledged as collateral. This agreement replaced a $100 million revolving credit agreement which expired in November 2001.

     In addition, $25 million was available as of February 1, 2002, and $100 million was available on February 2, 2001, on an unsecured basis, for the purpose of short-term borrowings on a bid basis from various banks. These lines are uncommitted and are reviewed periodically by both the banks and the Company. There were no borrowings outstanding under these lines of credit as of February 1, 2002 or February 2, 2001.

     Seven banks have extended lines of credit aggregating $276.5 million for the purpose of issuing documentary letters of credit and standby letters of credit. These lines do not have termination dates but are reviewed periodically. Commitment fees ranging from .25% to .50% per annum are paid on the amounts of standby letters of credit issued. Outstanding letters of credit totaled $162.2 million as of February 1, 2002 and $133.2 million as of February 2, 2001.

     The Company has three operating lease agreements whereby lessors have committed to purchase land, fund construction costs, and lease properties to the Company. The initial lease terms are five years with two five-year renewal options. One initial term expires in 2005 and the two remaining initial lease terms expire in 2006. The agreements contain guaranteed residual values up to a portion of the properties' original cost and purchase options at original cost for all properties under the agreements. The agreements contain certain restrictive covenants which include maintenance of specific financial ratios, among others. The Company has financed four regional distribution centers, two of which are under construction, and fourteen retail stores through these lease agreements. Total commitments under these operating lease agreements as of February 1, 2002 and February 2, 2001, were $329.4 and $236.1 million, respectively. Outstanding advances under those commitments were $201.1 and $167.7 million as of February 1, 2002 and February 2, 2001. Payments related to these lease agreements have been included in the significant contractual obligations and commercial commitments table presented previously.

     The Company's 2002 capital budget is currently at $2.8 billion, inclusive of approximately $307 million of operating or capital leases. Approximately 96% of this planned commitment is for store expansion and new distribution centers. Expansion plans for 2002 consist of approximately 123 stores, including approximately 8 relocations of older stores. This planned expansion is expected to increase sales floor square footage by approximately 18%. Approximately 4% of the 2002 projects will be leased and 96% will be owned. At February 1, 2002, the Company operated seven regional distribution centers. During 2001, the Company began construction on two additional regional distribution centers. The first is located in Cheyenne, Wyoming and is expected to be operational in the third quarter of 2002 and the second is located in Northampton, North Carolina, which expected to be operational in late 2002.

     The Company believes that funds from operations, funds from debt issuances, leases and existing short-term lines of credit will be adequate to finance the 2002 expansion plan and other operating requirements. However, general economic downturns, fluctuations in the prices of products, unanticipated impact arising from competition and adverse weather conditions could have an effect on funds generated from operations and our expansion plans. In addition, the availability of funds through the issuance of commercial paper and new debt could be adversely affected due to a debt rating downgrade or a deterioration of certain financial ratios. The $100 million revolving credit and security agreement requires a minimum investment grade rating in order to receive funding. There are no provisions in any agreements that would require early cash settlement of existing debt or leases as a result of a downgrade in the Company's debt rating or a decrease in the Company's stock price. Holders of the Company's $580.7 million Senior Convertible notes may convert their notes into the Company's common stock if the minimum investment grade rating is not maintained.

MARKET RISK

     The Company's major market risk exposure is the potential loss arising from the impact of changing interest rates on long-term debt. The Company's policy is to manage interest rate risks by maintaining a combination of fixed and variable rate financial instruments. The following tables summarize the Company's market risks associated with long-term debt, excluding capitalized leases. The tables present principal cash outflows and related interest rates by year of maturity, excluding unamortized original issue discounts as of February 1, 2002 and February 2, 2001. The fair values included below were determined using quoted market rates or interest rates that are currently available to the Company on debt with similar terms and remaining maturities.


                                 Long-Term Debt Maturities by Fiscal Year
                                            February 1, 2002

                                         Average                      Average
                              Fixed     Interest         Variable    Interest
(Dollars in Millions)          Rate         Rate            Rate         Rate
2002                      $    40.2        7.65%         $  0.1         1.55%
2003                            8.7        7.66             0.1         1.55
2004                           55.6        7.98             0.1         1.55
2005                          608.9        7.32             0.1         1.55
2006                            7.7        7.70              -            NA
Thereafter                  3,102.7        4.54%            2.1         1.65%
Total                     $ 3,823.8                      $  2.5
Fair Value                $ 3,811.3                      $  2.5





                             Long-Term Debt Maturities by Fiscal Year
                                         February 2, 2001

                                         Average                      Average
                              Fixed     Interest      Variable       Interest
(Dollars in Millions)          Rate         Rate          Rate           Rate
2001                      $    26.1        7.58%        $  0.1          4.60%
2002                           43.2        7.63            0.1           4.60
2003                           11.9        7.58            0.1           4.60
2004                           59.1        7.95            0.1           4.60
2005                          612.7        7.32            0.1           4.60
Thereafter                  1,534.0        7.30%           2.1          4.27%
Total                     $ 2,287.0                   $  2.6
Fair Value                $ 2,269.1                   $  2.6




RECENT ACCOUNTING PRONOUNCEMENTS

     In October 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to be Disposed of," but retains many of its fundamental provisions. Additionally, this statement expands the scope of discontinued operations to include more disposal transactions. SFAS No. 144 will be effective for the Company for the fiscal year beginning February 2, 2002. In June 2001, the FASB issued SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets". SFAS No. 143 will require the accrual, at fair value, of the estimated retirement obligation for tangible long-lived assets if the company is legally obligated to perform retirement activities at the end of the related asset's life. SFAS No. 143 is effective for the Company for the fiscal year beginning February 1, 2003. Management does not believe that the initial adoption of these standards will have a material impact on the Company's financial statements.

Lowe's Companies, Inc.
Consolidated Statements of Earnings
(In Thousands, Except Per Share Data)

                             February 1,      %          February 2,      %          January 28,       %
Years Ended on                   2002        Sales         2001         Sales          2000          Sales

Net Sales                   $22,111,108       100.0%    $18,778,559      100.0%     $15,905,595      100.0%
Cost of Sales                15,743,267        71.2      13,487,791       71.8       11,525,013       72.5
Gross Margin                  6,367,841        28.8       5,290,768       28.2        4,380,582       27.5
Expenses:
Selling, General
   and Administrative (Note 5)3,913,355        17.7       3,348,060       17.8        2,772,428       17.4
Store Opening Costs             139,870         0.6         131,825        0.7           98,448        0.6
Depreciation                    516,828         2.4         408,618        2.2          337,359        2.1
Interest (Note 15)              173,537         0.8         120,825        0.7           84,852        0.5
Nonrecurring Merger
   Costs (Note 2)                     -           -               -          -           24,378        0.2

Total Expenses                4,743,590        21.5       4,009,328       21.4        3,317,465       20.8

Pre-Tax Earnings              1,624,251         7.3       1,281,440        6.8        1,063,117        6.7
Income Tax Provision
   (Note 13)                    600,989         2.7         471,569        2.5          390,322        2.5
Net Earnings                $ 1,023,262         4.6%       $809,871        4.3%        $672,795        4.2%

Basic Earnings
  Per Share (Note 9)              $1.33                       $1.06                       $0.88

Diluted Earnings
  Per Share (Note 9)              $1.30                       $1.05                       $0.88

Cash Dividends Per Share          $0.08                       $0.07                       $0.06

See accompanying notes to consolidated financial statements.

Lowe's Companies, Inc.
Consolidated Balance Sheets
(In Thousands, Except Per Value Data)
                                                  February 1,         %             February 2,       %
                                                     2002           Total             2001          Total

Assets
  Current Assets:
  Cash and Cash Equivalents                        $798,839          5.8%           $455,658          4.0%
  Short-Term Investments (Note 3)                    54,389          0.4              12,871          0.1
  Accounts Receivable - Net (Notes 1 and 6)         165,578          1.2             160,985          1.4
  Merchandise Inventory (Note 1)                  3,610,776         26.3           3,285,370         28.9
  Deferred Income Taxes (Note 13)                    92,504          0.7              81,044          0.7
  Other Current Assets                              198,306          1.4             161,498          1.5
  Total Current Assets                            4,920,392         35.8           4,157,426         36.6
  Property, Less Accumulated
    Depreciation (Notes 4 and 7)                  8,653,439         63.0           7,034,960         61.9
  Long-Term Investments (Note 3)                     21,660          0.2              34,690          0.3
  Other Assets (Note 5)                             140,728          1.0             131,091          1.2
  Total Assets                                  $13,736,219        100.0%        $11,358,167        100.0%

Liabilities and Shareholders' Equity
  Current Liabilities:
  Short-Term Borrowings (Note 6)                   $100,000          0.7%           $249,829          2.2%
  Current Maturities of Long-Term Debt (Note 7)      59,259          0.5              42,341          0.4
  Accounts Payable                                1,714,776         12.5           1,714,370         15.1
  Employee Retirement Plans (Note 12)               126,339          0.9              75,656          0.7
  Accrued Salaries and Wages                        220 885          1.6             166,392          1.4
  Other Current Liabilities (Note 5)                795,571          5.8             662,410          5.8
  Total Current Liabilities                       3,016,830         22.0           2,910,998         25.6
  Long-Term Debt, Excluding
    Current Maturities (Notes 7, 8 and 11)        3,734,011         27.2           2,697,669         23.8
  Deferred Income Taxes (Note 13)                   304 697          2.2             251,450          2.2
  Other Long-Term Liabilites                          6,239            -               3,165            -
  Total Liabilities                               7,061,777         51.4           5,863,282         51.6



Shareholders' Equity (Note 10):
  Preferred Stock - $5 Par Value, none issued             -            -                   -            -
  Common Stock - $.50 Par Value;
    Shares Issued and Outstanding
    February 1, 2002          775,714
    February 2, 2001          766,484              387,857           2.8             383,242          3.4
  Capital in Excess of Par Value                 1,804,161          13.2           1,595,148         14.0
  Retained Earnings                              4,481,734          32.6           3,518,356         31.0
  Unearned Compensation-Restricted Stock Awards          -             -              (2,312)           -
  Accumulated Other Comprehensive Income               690             -                 451            -
  Total Shareholders' Equity                     6,674,442          48.6           5,494,885         48.4
  Total Liabilities and Shareholders' Equity   $13,736,219         100.0%        $11,358,167        100.0%

See accompanying notes to consolidated financial statements.



Lowe's Companies, Inc.
Consolidated Statements of Shareholders' Equity
(In Thousands)
                                                                           Unearned          Accumulated
                                           Capital in                    Compensation           Other          Total
                        Common Stock        Excess of      Retained       Restricted       Comprehensive Shareholders'
                       Shares   Amount      Par Value      Earnings      Stock Awards        Income(Loss)      Equity
Balance
  January 29, 1999    748,776  $374,388    $1,138,622     $2,136,727      $(30,387)               $417      $3,619,767
Comprehensive
Income:
Net Earnings                                                 672,795
Other Comprehensive
 Income, Net
 of Income Taxes
 and Reclassification
Adjustments:
 Unrealized Loss on
 Available-for-
 Sale Securities (Note 10)                                                                        (837)
Total
 Comprehensive
  Income                                                                                                       671,958
Tax Effect of
 Non-qualified
  Stock Options
  Exercised                                     9,888                                                            9,888
Cash Dividends                                               (47,558)                                          (47,558)
Common Stock
 Offering              12,414     6,206       342,094                                                          348,300
Employee Stock Options
Exercised (Note 10)     1,664       832        20,204                                                           21,036
Stock Issued
 to ESOP
(Notes 12 and 15)       2,156     1,078        58,434                                                           59,512
Shares issued
to Directors (Note 10)     32        16            35                                                               51
Unearned Compensation
 - Restricted
Stock Awards
 (Note 10)               (324)     (162)       (4,840)                      17,519                              12,517
Balance
  January 28, 2000    764,718  $382,358    $1,564,437     $2,761,964      $(12,868)              $(420)     $4,695,471

Comprehensive
Income:
Net Earnings                                                 809,871
Other Comprehensive
 Income, Net
 of Income Taxes
 and Reclassification
Adjustments:
 Unrealized Gain on
 Available-for-
 Sale Securities
 (Note 10)                                                                                         871
Total
 Comprehensive
  Income                                                                                                       810,742
Tax Effect of
 Non-qualified
  Stock Options
  Exercised                                     7,465                                                            7,465
Cash Dividends                                               (53,479)                                          (53,479)
Employee Stock Options
Exercised (Note 10)     1,256       628        11,432                                                           12,060
Directors' Stock
Options Exercised
 (Note 10)                144        72           358                                                              430
Employee Stock
 Purchase Plan
  (Note 10)               874       438        14,451                                                           14,889
Unearned Compensation
- Restricted
Stock Awards
 (Note 10)               (508)     (254)       (2,995)                      10,556                               7,307
Balance
  February 2, 2001    766,484  $383,242    $1,595,148     $3,518,356       $(2,312)               $451      $5,494,885

Comprehensive Income:
Net Earnings                                               1,023,262
Other Comprehensive
 Income, Net
 of Income Taxes
 and Reclassification
Adjustments:
 Unrealized Gain on
Available-for-Sale
 Securities (Note 10)                                                                              239
Total Comprehensive
 Income                                                                                                      1,023,501
Tax Effect of
 Non-qualified
  Stock Options
   Exercised                                   35,019                                                           35,019
Cash Dividends                                               (59,884)                                          (59,884)
Employee Stock Options
 Exercised (Note 10)    5,622     2,811        74,709                                                           77,520
Directors' Stock
 Options Excercised
  (Note 10)                32        16           87                                                               103
Stock Issued
 to ESOP
  (Notes 12 and 15)     1,946       973        62,476                                                           63,449
Employee Stock
 Purchase Plan
  (Note 10)             1,688       844        37,093                                                           37,937
Unearned Compensation
 - Restricted
  Stock Awards
   (Note 10)              (58)      (29)         (371)                       2,312                               1,912
Balance
  February 1, 2002    775,714  $387,857    $1,804,161     $4,481,734       $     -                $690      $6,674,442

See accompanying notes to consolidated financial statements.

Lowe's Companies, Inc.
Consolidated Statements of Cash Flows
(In Thousands)
                                                           February 1,           February 2,            January 28,
Years Ended On                                                2002                  2001                   2000
Cash Flows From Operating Activities:
Net Earnings                                                $1,023,262              $809,871               $672,795
 Adjustments to Reconcile Net Earnings to Net Cash
 Provided By Operating Activities:
 Depreciation and Amortization                                 534,102               409,511                337,822
 Deferred Income Taxes                                          41,658                23,284                 13,439
 Loss on Disposition/Writedown of Fixed and Other Assets        38,930                22,733                 51,520
 Tax Effect of Stock Options Exercised                          35,019                 7,465                  9,888
 Changes in Operating Assets and Liabilities:
  Accounts Receivable - Net                                     (4,593)              (13,084)                (3,973)
  Merchandise Inventory                                       (325,406)             (473,009)              (427,661)
  Other Operating Assets                                       (36,792)              (59,651)               (50,324)
  Accounts Payable                                                 406               158,419                335,408
  Employee Retirement Plans                                    113,823               (26,357)                76,024
  Other Operating Liabilities                                  192,640               270,527                182,223
Net Cash Provided by Operating Activities                    1,613,049             1,129,709              1,197,161

Cash Flows from Investing Activities:
  (Increase) Decrease in Investment Assets:
    Short-Term Investments - Net                               (29,958)               75,738                (50,998)
    Purchases of Long-Term Investments                          (1,042)              (13,951)               (12,413)
    Proceeds from Sale/Maturity of Long-Term Investments         2,878                   750                  2,531
  Increase in Other Long-Term Assets                           (13,661)              (51,675)               (53,028)
  Fixed Assets Acquired                                     (2,199,108)           (2,331,922)            (1,472,348)
  Proceeds from the Sale of Fixed and
   Other Long-Term Assets                                       41,557                71,399                 67,837
  Net Cash Used in Investing Activities                     (2,199,334)           (2,249,661)            (1,518,419)

Cash Flows from Financing Activities:
Net (Decrease) Increase in Short-Term Borrowings              (149,829)              157,354                (24,600)
  Long-Term Debt Borrowings                                  1,087,071             1,014,878                394,588
  Repayment of Long-Term Debt                                  (63,762)              (61,285)              (108,309)
  Proceeds from Stock Offering                                    -                     -                   348,300
  Proceeds from Employee Stock Purchase Plan                    37,937                14,889                    -
  Proceeds from Stock Options Exercised                         77,933                12,131                 21,085
  Cash Dividend Payments                                       (59,884)              (53,479)               (47,558)
  Net Cash Provided by Financing Activities                    929,466             1,084,488                583,506

Net Increase (Decrease) in Cash and Cash Equivalents           343,181               (35,464)               262,248
Cash and Cash Equivalents, Beginning of Year                   455,658               491,122                228,874
Cash and Cash Equivalents, End of Year                        $798,839              $455,658               $491,122


See accompanying notes to consolidated financial statements.

LOWE'S COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED FEBRUARY 1, 2002, FEBRUARY 2, 2001 AND JANUARY 28, 2000
Pages 29 - 38

NOTE 1 - Summary of Significant Accounting Policies:

The Company is the world's second largest home improvement retailer and operated 744 stores in 42 states at February 1, 2002. Below are those accounting policies considered to be significant.

Fiscal Year - The Company's fiscal year ends on the Friday nearest January 31. The fiscal years ended February 1, 2002 and January 28, 2000 had 52 weeks. The fiscal year ended February 2, 2001 had 53 weeks. All references herein for the years 2001, 2000 and 1999 represent the fiscal years ended February 1, 2002, February 2, 2001 and January 28, 2000, respectively.

Stock Split - On May 25, 2001, the Company's Board of Directors approved a two-for-one split of the Company's common stock. As a result, shareholders received one additional share on June 29, 2001 for each share held as of the record date on June 8, 2001. The par value of the Company's common stock remained $0.50. All related financial information presented, including per share data, reflects the effects of the stock split.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All material intercompany accounts and transactions have been eliminated.

Use of Estimates - The preparation of the Company's financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. The Company bases these estimates on historical results and various other assumptions believed to be reasonable, the results of which form the basis for making estimates concerning the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates.

Cash and Cash Equivalents - Cash and cash equivalents include cash on hand, demand deposits, and short-term investments with original maturities of three months or less when purchased.

Investments - The Company has a cash management program which provides for the investment of cash balances, not expected to be used in current operations, in financial instruments that have maturities of up to five years. Investments, exclusive of cash equivalents, with a maturity date of one year or less from the balance sheet date or that are expected to be used in current operations, are classified as short-term investments. All other investments are classified as long-term. Investments consist primarily of tax-exempt notes and bonds, corporate notes, municipal preferred tax-exempt stock and repurchase agreements.

The Company has classified all investment securities as available-for-sale, and they are carried at fair market value. Unrealized gains and losses on such securities are included in accumulated other comprehensive income in shareholders' equity.

Derivative Financial Instruments - The Company does not use derivative financial instruments for trading purposes. The Company adopted Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 137 and SFAS 138, with the fiscal year beginning February 3, 2001. The adoption of this standard had no material impact on the Company's financial statements.

Accounts Receivable - The majority of accounts receivable arise from sales to commercial business customers. The allowance for doubtful accounts is based on historical experience and a review of existing receivables. The allowance for doubtful accounts was $4.9 million at February 1, 2002 and $2.0 million at February 2, 2001.

Sales generated through the Company's private label credit cards are not reflected in receivables. Under an agreement with Monogram Credit Card Bank of Georgia (the Bank), a wholly owned subsidiary of General Electric Capital Corporation (GECC), consumer credit is extended directly to customers by the Bank and all credit program related services are performed and controlled directly by the Bank. The Company has the option, but no obligation, at the end of the agreement to purchase the receivables. The total portfolio of receivables held by GECC approximated $2.9 billion at February 1, 2002 and $2.5 billion at February 2, 2001.

Merchandise Inventory - Inventory is stated at the lower of cost or market using the first-in, first-out method of inventory accounting. The cost of inventory also includes certain processing costs associated with the preparation of inventory for resale.

Property and Depreciation - Property is recorded at cost. Costs associated with major additions are capitalized and depreciated. Upon disposal, the cost of properties and related accumulated depreciation are removed from the accounts with gains and losses reflected in earnings.

Depreciation is provided over the estimated useful lives of the depreciable assets. Assets are generally depreciated using the straight-line method. Leasehold improvements are depreciated over the shorter of their estimated useful lives or the term of the related lease.

Leases - Assets under capital leases are amortized in accordance with the Company's normal depreciation policy for owned assets or over the lease term, if shorter, and the charge to earnings is included in depreciation expense in the consolidated financial statements.

Self-Insurance - The Company is self-insured for certain losses relating to workers' compensation, automobile, general and product liability claims. The Company has stop loss coverage to limit the exposure arising from these claims. Self-insurance losses for claims filed and claims incurred but not reported are accrued based upon the Company's estimates of the aggregate liability for uninsured claims incurred using actuarial assumptions followed in the insurance industry and the Company's historical experience.

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

Impairment/Store Closing Costs - Losses related to impairment of long-lived assets and for long-lived assets to be disposed of are recognized when circumstances indicate the carrying amount of the assets may not be recoverable. At the time management commits to close or relocate a store location, the Company evaluates the carrying value of the assets in relation to its expected future cash flows. If the carrying value of the assets is greater than the expected future cash flows, a provision is made for the impairment of the assets based on the assets' estimated fair value. Impairment losses for closed real estate are made when the carrying value of the assets exceed fair value. The impairment loss is measured based on the excess of carrying value over estimated fair value. When a leased location is closed or becomes impaired, a provision is made for the present value of future lease obligations, net of anticipated sublease income. Provisions for impairment and store closing costs are included in selling, general and administrative expenses.

Revenue Recognition - The Company recognizes revenues when sales transactions occur and customers take possession of the merchandise. A provision for anticipated merchandise returns is provided in the period that the related sales are recorded.

Advertising - Costs associated with advertising are charged to operations as incurred. Advertising expenses were $94.3, $114.1 and $69.2 million for 2001, 2000 and 1999, respectively.

Stock Based Compensation - The Company applies the intrinsic value method of accounting for its stock-based compensation plans. Accordingly, no compensation expense has been recognized for stock-based compensation where the option price approximated the fair market value of the stock on the date of grant, other than for restricted stock grants.

Recent Accounting Pronouncements - In October 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to be Disposed of," but retains many of its fundamental provisions. Additionally, this statement expands the scope of discontinued operations to include more disposal transactions. SFAS No. 144 will be effective for the Company for the fiscal year beginning February 2, 2002. In June 2001, the FASB issued SFAS
No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets". SFAS No. 143 will require the accrual, at fair value, of the estimated retirement obligation for tangible long-lived assets if the company is legally obligated to perform retirement activities at the end of the related asset's life. SFAS No. 143 is effective for the Company for the fiscal year beginning February 1, 2003. Management does not believe that the initial adoption of these standards will have a material impact on the Company's financial statements.

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


NOTE 3 - Investments:

The Company's investment securities are classified as available-for-sale. The amortized cost, gross unrealized holding gains and losses and fair values of the investments at February 1, 2002 and February 2, 2001 are as follows:


                                             February 1, 2002
                                                Gross        Gross
(In Thousands)                 Amortized   Unrealized   Unrealized      Fair
Type                                Cost        Gains       Losses     Value

Municipal Obligations           $  8,664      $   104            -  $  8,768
Money Market Preferred Stock      40,000            -            -    40,000
Corporate Notes                    4,952          166            -     5,118
Federal Agency Note                  500            3            -       503
   Classified as Short-Term       54,116          273            -    54,389

Municipal Obligations             15,980          488            -    16,468
Corporate Notes                    4,891          300            -     5,192
   Classified as Long-Term        20,871          788            -    21,660

Total                            $74,987       $1,061            -   $76,049

                                             February 2, 2001
                                                Gross        Gross
(In Thousands)                 Amortized   Unrealized   Unrealized      Fair
Type                                Cost        Gains       Losses     Value

Municipal Obligations            $12,836         $ 51          $16   $12,871
   Classified as Short-Term       12,836           51           16    12,871

Municipal Obligations             23,800          276            1    24,075
Federal Agency Note                  500           10            -       510
Corporate Notes                    9,756          349            -    10,105
   Classified as Long-Term        34,056          635            1    34,690

Total                            $46,892         $686          $17   $47,561

The proceeds from sales of available-for-sale securities were $1.0, $8.6 and $17.1 million for 2001, 2000 and 1999, respectively. Gross realized gains and losses on the sale of available-for-sale securities were not significant for any of the periods presented. The municipal obligations and corporate notes classified as long-term at February 1, 2002 will mature in one to five years.


NOTE 4 - Property and Accumulated Depreciation:

Property is summarized below by major class:
                                              February 1,          February 2,
(In Thousands)                                       2002                 2001
Cost:
Land                                          $ 2,622,803          $ 2,150,206
Buildings                                       4,276,713            3,465,163
Store, Distribution and Office Equipment        3,106,099            2,623,822
Leasehold Improvements                            626,737              389,140

Total Cost                                     10,632,352            8,628,331

Accumulated Depreciation and Amortization      (1,978,913)          (1,593,371)

Net Property                                   $8,653,439           $7,034,960


The estimated depreciable lives, in years, of the Company's property are: buildings, 20 to 40; store, distribution and office equipment, 3 to 10; leasehold improvements, generally the life of the related lease.

Net property includes $460.9 and $454.4 million in assets under capital leases at February 1, 2002 and February 2, 2001, respectively.


NOTE 5 - Impairment and Store Closing Costs:

When the Company's management makes the decision to close or relocate a store, the carrying value of the related assets is evaluated in relation to their expected future cash flows. Losses related to impairment of long-lived assets to be disposed of are recognized when the expected future cash flows are less than the assets' carrying value. If the carrying value of the assets is greater than the expected future cash flows, a provision is made for the impairment of the assets based on the excess of carrying value over fair value. The fair value of the assets is generally based on internal or external appraisals and the Company's historical experience. Provisions for impairment and store closing costs are included in selling, general and administrative expenses.

The carrying amount of closed store real estate is included in other assets and amounted to $81.6 and $76.4 million at February 1, 2002 and February 2, 2001, respectively.

When leased locations are closed or become impaired, a liability is recognized for the net present value of future lease obligations net of anticipated sublease income. The following table illustrates this liability and the respective changes in the obligation, which is included in other current liabilities in the consolidated balance sheet.

                                     Lease Liability

Balance at January 29, 1999                                       $18,433,701
   Accrual for Store Closing Costs                                  4,489,091
   Lease Payments, Net of Sublease Income                          (5,483,037)

Balance at January 28, 2000                                        17,439,755
   Accrual for Store Closing Costs                                  8,246,117
   Lease Payments, Net of Sublease Income                          (6,250,011)

Balance at February 2, 2001                                        19,435,861
   Accrual for Store Closing Costs                                  6,262,682
   Lease Payments, Net of Sublease Income                          (8,646,099)

Balance at February 1, 2002                                       $17,052,444




NOTE 6 - Short-term Borrowings and Lines of Credit:

The Company has an $800 million senior credit facility. The facility is split into a $400 million five-year tranche, expiring in August 2006 and a $400 million 364-day tranche, expiring in August 2002, which is renewable annually. The facility is used to support the Company's $800 million commercial paper program and for short-term borrowings. Borrowings made are priced based upon market conditions at the time of funding in accordance with the terms of the senior credit facility. The senior credit facility contains certain restrictive covenants which include maintenance of specific financial ratios, among others. The Company was in compliance with these covenants at February 1, 2002.
Fifteen banking institutions are participating in the $800 million senior credit facility and as of February 1, 2002, there were no outstanding loans under the facility. This facility replaced a $300 million revolving credit agreement in August 2001. The Company intends to renew the 364-day tranche in August 2002. At February 2, 2001, the Company had $149.8 million of commercial paper outstanding supported by the $300 million facility.

The Company also has a $100 million revolving credit and security agreement, expiring in December 2002 and renewable annually, with a financial institution. Interest rates under this agreement are determined at the time of borrowing based on market conditions in accordance with the terms of the agreement. The Company had $100 million outstanding at February 1, 2002 under this agreement. The Company intends to renew this facility in December 2002. At February 1, 2002, the Company had $134.7 million in accounts receivable pledged as collateral under this agreement. This agreement replaced a $100 million revolving credit agreement which expired in November 2001. The Company had $100 million outstanding and had $145.0 million in accounts receivable pledged as collateral at February 2, 2001 under the former agreement.

In addition, $25 million was available as of February 1, 2002, and $100 million was available on February 2, 2001, on an unsecured basis, for the purpose of short-term borrowings on a bid basis from various banks. These lines are uncommitted and are reviewed periodically by both the banks and the Company. There were no borrowings outstanding under these lines of credit as of February 1, 2002 or February 2, 2001.

Seven banks have extended lines of credit aggregating $276.5 million for the purpose of issuing documentary letters of credit and standby letters of credit. These lines do not have termination dates but are reviewed periodically. Commitment fees ranging from .25% to .50% per annum are paid on the amounts of standby letters of credit. Outstanding letters of credit totaled $162.2 million as of February 1, 2002 and $133.2 million as of February 2, 2001.

The interest rate on short-term borrowings outstanding at February 1, 2002 was 1.86%. At February 2, 2001, the weighted average interest rate on short-term borrowings was 6.40%.


NOTE 7 - Long-Term Debt:

                                    Fiscal Year
(In Thousands)                         of Final     February 1,    February 2,
Debt Category       Interest Rates     Maturity            2002           2001


Secured Debt:1
Mortgage Notes      7.00% to  9.25%        2028      $  61,631       $ 93,395
Other Notes         1.55% to  8.00%        2020          4,764          7,117

Unsecured Debt:
Debentures          6.50% to  6.88%        2029        691,790        691,481
Notes               7.50% to  8.25%        2010        993,692        992,583
Medium Term Notes
   Series A         7.08% to  8.20%        2023        106,000        121,000
Medium Term Notes2
   Series B         6.70% to  7.59%        2037        266,363        266,215
Senior Notes                  6.38%        2005         99,597         99,493
Convertible Notes    0.9% to   2.5%        2021      1,102,677              -
Capital Leases      6.58% to 19.57%        2029        466,756        468,726

Total Long-Term Debt                                 3,793,270      2,740,010
Less Current Maturities                                 59,259         42,341

Long-Term Debt, Excluding
Current Maturities                                  $3,734,011     $2,697,669

Debt maturities, exclusive of capital leases, for the next five fiscal years are as follows (in millions): 2002, $40.3; 2003, $8.8; 2004, $55.7; 2005,
$609.0; 2006, $7.7.

The Company's debentures, senior notes, medium term notes and convertible notes contain certain financial covenants, including the maintenance of specific financial ratios, among others. The Company was in compliance with all covenants in these agreements at February 1, 2002 and February 2, 2001.

In October 2001, the Company issued $580.7 million aggregate principal of senior convertible notes at an issue price of $861.03 per note. Interest on the notes, at the rate of 0.8610% per year on the principal amount at maturity, is payable semiannually in arrears until October 2006. After that date, the Company will not pay cash interest on the notes prior to maturity. Instead, in October 2021 when the notes mature, a holder will receive $1,000 per note, representing a yield to maturity of 1%. Holders may convert their notes into
17.212 shares of the Company's common stock, subject to adjustment, only if: the sale price of the Company's common stock reaches specified thresholds, the credit rating of the notes is below a specified level, the notes are called for redemption, or specified corporate transactions have occurred. Holders may require the Company to purchase all or a portion of their notes in October 2003 or October 2006, at a price of $861.03 per note plus accrued cash interest, if any, or in October 2011, at a price of $905.06 per note. The Company may choose to pay the purchase price of the notes in cash or common stock or a combination of cash and common stock. In addition, if a change in control of the Company occurs on or before October 2006, each holder may require the Company to purchase for cash all or a portion of such holder's notes. The Company may redeem for cash all or a portion of the notes at any time beginning October 2006, at a price equal to the sum of the issue price plus accrued original issue discount and accrued cash interest, if any, on the redemption date. The conditions that permit conversion were not satisfied at February 1, 2002.

In February 2001, the Company issued $1.005 billion aggregate principal of convertible notes at an issue price of $608.41 per note. Interest will not be paid on the notes prior to maturity in February 2021, at which time the holders will receive $1,000 per note, representing a yield to maturity of 2.5%.
Holders may convert their notes at any time on or before the maturity date, unless the notes have been previously purchased or redeemed, into 16.448 shares of the Company's common stock per note. Holders of the notes may require the Company to purchase all or a portion of their notes in February 2004 at a price of $655.49 per note or in February 2011 at a price of $780.01 per note. On either of these dates, the Company may choose to pay the purchase price of the notes in cash or common stock, or a combination of cash and common stock. In addition, if a change in control of the Company occurs on or before February 2004, each holder may require the Company to purchase, for cash, all or a portion of the holder's notes.

Notes:

1. Real properties pledged as collateral for secured debt had net book values at February 1, 2002, as follows: mortgage notes - $134.5 million and other notes - $26.6 million.

2. Approximately 37% of these Medium Term Notes may be put at the option of the holder on either the tenth or twentieth anniversary date of the issue at par value. None of these notes are currently putable.


NOTE 8 - Financial Instruments:

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

                                 February 1, 2002         February 2, 2001
                               Carrying         Fair    Carrying         Fair
(In Thousands)                   Amount        Value      Amount        Value
Liabilities:
Long-Term Debt
  (Excluding Capital Leases) $3,326,514   $3,813,861  $2,271,284   $2,271,729

Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt issues that are not quoted on an exchange.

NOTE 9 - Earnings Per Share:

Basic earnings per share (EPS) excludes dilution and is computed by dividing net earnings by the weighted-average number of common shares outstanding for the period. Diluted earnings per share is calculated based on the weighted average shares of common stock as adjusted for the potential dilutive effect of stock options and applicable convertible notes as of the balance sheet date. The effect of the assumed conversion of the $580.7 million Senior Convertible Notes, issued in October 2001, has been excluded from diluted earnings per share for the year ended February 1, 2002 because none of the conditions that would permit conversion had been satisfied during the period (see Note 7). Following is the reconciliation of EPS for 2001, 2000, and 1999.

(In Thousands, Except Per Share Data)
                                        2001            2000              1999
Basic Earnings per Share:
Net Earnings                     $ 1,023,262      $  809,871        $  672,795
Weighted Average Shares
     Outstanding                     772,098         765,596           762,480
Basic Earnings per Share         $      1.33      $     1.06        $     0.88

Diluted Earnings per Share:
Net Earnings                     $ 1,023,262      $  809,871        $  672,795
Net Earnings Adjustment for
     Interest  on Convertible
      Debt Net of Tax                  9,315               -                 -
Net Earnings, as Adjusted        $ 1,032,577      $  809,871        $  672,795
Weighted Average Shares
     Outstanding                     772,098         765,596           762,480
Dilutive Effect of Stock Options       6,559           3,354             5,228
Dilutive Effect of Convertible Debt   15,940               -                 -
Weighted Average Shares,
     as Adjusted                     794,597         768,950           767,708
Diluted Earnings per Share       $      1.30      $     1.05        $     0.88


NOTE 10 - Shareholders' Equity:

Authorized shares of common stock were 2.8 billion at February 1, 2002 and February 2, 2001.

The Company has 5 million authorized shares of preferred stock ($5 par), none of which have been issued. The Board of Directors may issue the preferred stock (without action by shareholders) in one or more series, having such voting rights, dividend and liquidation preferences and such conversion and other rights as may be designated by the Board of Directors at the time of issuance.

The Company has a shareholder rights plan, which provides for a distribution of
0.5 preferred share purchase rights on each outstanding share of common stock. Purchase rights become distributable and exercisable only if a person or group acquires or commences a tender offer for 15% or more of Lowe's common stock. Once exercisable, each 0.5 purchase right will entitle shareholders (other than the acquiring person or group) to buy one unit of a series of preferred stock for $76.25; the price of the unit to the acquiring person or group in such event would be $152.50. Each unit is intended to be the economic equivalent of one share of common stock, and the plan was adopted to act as a deterrent to unsolicited offers to acquire control of the Company. The rights will expire in 2008, unless the Company redeems or exchanges them earlier.

The Company has three stock incentive plans, referred to as the "2001," "1997," and "1994" Incentive Plans, under which incentive and non-qualified stock options may be granted to key employees. No awards may be granted after 2011 under the 2001 plan, 2007 under the 1997 plan, and 2004 under the 1994 plan. Stock options generally have terms ranging from 5 to 10 years, normally vest evenly over 3 years, and are assigned an exercise price of not less than the fair market value on the date of grant. At February 1, 2002, there were 25,844,880, 1,515,486, and 1,393,750 shares available for grants under the 2001, 1997, and 1994 plans, respectively.

Stock option information related to the 2001, 1997, and 1994 Incentive Plans is summarized as follows:

                       Key Employee Stock Option Plans
                                           Shares             Weighted-Average
                                    (In Thousands)    Exercise Price Per Share

Outstanding at January 29, 1999            11,488                       $13.35
  Granted                                   2,288                       $24.97
  Canceled or Expired                      (1,240)                      $21.38
  Exercised                                (1,470)                      $10.73
Outstanding at January 28, 2000            11,066                       $16.18
  Granted                                   7,370                       $23.39
  Canceled or Expired                      (1,672)                      $23.33
  Exercised                                (1,256)                      $10.03
Outstanding at February 2, 2001            15,508                       $19.43
  Granted                                  10,866                       $34.17
  Canceled or Expired                      (1,611)                      $25.50
  Exercised                                (5,622)                      $14.99
Outstanding at February 1, 2002            19,141                       $28.77

Exercisable at February 1, 2002             6,707                       $21.67
Exercisable at February 2, 2001             9,422                       $16.94
Exercisable at January 28, 2000             6,540                       $12.81


                                 Outstanding                    Exercisable
                      _______________________________   _______________________
                                 Weighted-  Weighted-                 Weighted-
Range of                           Average    Average                   Average
Exercise                Options  Remaining   Exercise         Options  Exercise
Prices            (In Thousands)      Term      Price   (In Thousands)    Price

$  5.18  -  $ 7.52          117        3.2    $  5.98             117   $  5.98
   8.70  -   12.90          524        2.9      11.65             524     11.65
  13.19  -   19.73          292        5.1      15.28             292     15.28
  20.71  -   30.66       14,050        5.3      25.13           5,774     23.21
$ 31.16  -  $45.70        4,158        7.0      44.85               -         -
Totals                   19,141        5.5    $ 28.77           6,707   $ 21.67

Restricted stock awards of 20,000, and 1,741,400 shares, with per share weighted-average fair values of $17.57, and $12.40, were granted to certain executives in 1998 and 1997, respectively. No restricted stock awards were granted in 2001, 2000, and 1999. These shares were nontransferable and subject to forfeiture for periods prescribed by the Company. During 2001, a total of 31,800 shares were forfeited and 312,600 shares vested. At February 1, 2002, all restricted stock awards were fully vested. Related expenses (charged to compensation expense) for 2001, 2000 and 1999 were $1.9, $7.3, and $12.5 million, respectively.

In 1999, the Company's shareholders approved the Lowe's Companies, Inc. Directors' Stock Option Plan, which replaced the Directors' Stock Incentive Plan that expired on May 29, 1998. During the term of the Plan, each non-employee Director will be awarded 4,000 options on the date of the first board meeting after each annual meeting of the Company's shareholders (the award date). The maximum number of shares available for grant under the Plan is 500,000, subject to adjustment. No awards may be granted under the Plan after the award date in 2008. The options vest evenly over three years, expire after seven years and are assigned a price equal to the fair market value of the Company's common stock on the date of grant. During 2001, 40,000 shares were granted at a price of $35.91 per share; these shares remain outstanding at February 1, 2002. During 2000, 32,000 shares were granted at a price of $22.88 per share and remain outstanding at February 1, 2002. At February 1, 2002, a total of 10,672 options are exercisable from the 2000 grant. During 1999, 36,000 shares were granted under the Plan at a price of $25.84 per share, of which 28,000 remain outstanding at February 1, 2002. During 2001, 8,000 shares were canceled under the Plan. At February 1, 2002, a total of 18,669 shares are exercisable under the 1999 grant.

During 2000, the Company established a qualified Employee Stock Purchase Plan that allows eligible employees to participate in the purchase of designated shares of the Company's common stock. Ten million shares were authorized for this plan with 7,436,586 remaining available at February 1, 2002. The purchase price of this stock is equal to 85% of the lower of the closing price at the beginning or the end of each semi-annual stock purchase period. The Company issued 1,688,966 and 874,448 shares of common stock pursuant to this plan during 2001 and 2000, respectively. No compensation expense has been recorded in the accompanying consolidated statement of earnings related to this Plan as the Plan qualifies as non-compensatory.

The Company applies the intrinsic value method of accounting for its stock-based compensation plans. Accordingly, no compensation expense has been recognized for stock-based compensation where the option price approximated the fair market value of the stock on the date of grant, other than for restricted stock grants. Had compensation expense for 2001, 2000, and 1999 stock options granted been determined using the fair value method, the Company's net earnings and earnings per share (EPS) amounts would approximate the following pro forma amounts (in thousands, except per share data):

                       2001                  2000                  1999
                      As       Pro          As       Pro          As       Pro
                Reported Forma Reported Forma Reported Forma Net Earnings $1,023,262 $ 968,181 $ 809,871 $ 773,430 $ 672,795 $ 652,786
Basic EPS     $     1.33 $    1.25   $    1.06 $    1.01   $    0.88 $    0.86
Diluted EPS   $     1.30 $    1.22   $    1.05 $    1.01   $    0.88 $    0.85

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the assumptions listed below.

                                                  2001        2000       1999
Weighted average fair value per option          $17.39      $11.57    $ 13.03
Assumptions used:
  Weighted average expected volatility            41.1%       37.7%      38.1%
  Weighted average expected dividend yield        0.23%       0.41%      0.52%
  Weighted average risk-free interest rate        4.58%       5.15%      6.24%
  Weighted average expected life, in years         7.0         7.0        7.0


The Company reports comprehensive income in its consolidated statement of shareholders' equity. Comprehensive income represents changes in shareholders' equity from non-owner sources. For the three years ended February 1, 2002, unrealized holding gains (losses) on available-for-sale securities were the only items of other comprehensive income for the Company. The following schedule summarizes the activity in other comprehensive income for the years ended February 1, 2002 and February 2, 2001:

                                    2001                         2000
                          _________________________ ___________________________
                                              After
                       Pre-Tax         Tax      Tax                      After
                          Gain  (Expense)/    Gain/   Pre-Tax      Tax     Tax
(In Thousands)          (Loss)     Benefit   (Loss)      Gain  Expense    Gain

Unrealized net
  holding gains/
  losses arising
  during the year         $353      $(124)     $229    $1,319   $(445)    $874
Less:  Reclassification
  adjustment for
  gains/losses included
  in net earnings         (16)          6      (10)         5      (2)       3
Unrealized net
  gains/losses on
  available-for-sale
  securities, net of
  reclassification
  adjustment              $369      $(130)     $239    $1,314   $(443)    $871


NOTE 11 - Leases:

The Company leases certain store facilities under agreements with original terms generally of 20 years. Certain lease agreements contain rent escalation clauses that are charged to rent expense on a straight-line basis. Some agreements also provide for contingent rental based on sales performance in excess of specified minimums. In fiscal years 2001, 2000, and 1999, contingent rentals have been nominal. The leases usually contain provisions for four renewal options of five years each. Certain equipment is also leased by the Company under agreements ranging from two to five years. These agreements typically contain renewal options providing for a renegotiation of the lease, at the Company's option, based on the fair market value at that time.

The future minimum rental payments required under capital and operating leases having initial or remaining noncancelable lease terms in excess of one year are summarized as follows:

(In Thousands)      Operating Leases             Capital Leases
Fiscal Year      Real Estate  Equipment    Real Estate  Equipment       Total
2002               $ 187,276    $   429      $  56,842    $ 2,503  $  247,050
2003                 192,328         41         56,795      2,303     251,467
2004                 186,976          4         56,978      1,944     245,902
2005                 181,349          -         56,993        182     238,524
2006                 177,237          -         56,993         42     234,272
Later Years        2,065,727          -        559,958          -   2,625,685

Total Minimum
  Lease
  Payments        $2,990,893       $474       $844,559     $6,974  $3,842,900
Total Minimum
  Capital Lease
  Payments                                         $851,533
Less Amount
  Representing Interest                             384,777
______________________________________________________________________________
Present Value of Minimum
  Lease Payments                                    466,756
Less Current Maturities                              18,938
_____                                                             ____________
Present Value of Minimum
  Lease Payments,
  Less Current Maturities                         $ 447,818

Rental expenses under operating leases for real estate and equipment were $188.2, $161.9 and $144.0 million in 2001, 2000 and 1999, respectively.

The Company has three operating lease agreements whereby lessors have committed to purchase land, fund construction costs and lease properties to the Company. The initial lease terms are five years with two five-year renewal options. One initial term expires in 2005 and the two remaining initial lease terms expire in 2006. The agreements contain guaranteed residual values up to a portion of the properties' original cost and purchase options at original cost for all properties under the agreements. The agreements contain certain restrictive covenants which include maintenance of specific financial ratios, among others. The Company has financed four regional distribution centers, two of which are under construction, and 14 retail stores through these lease agreements. Total commitments under these operating lease agreements as of February 1, 2002 and February 2, 2001 were $329.4 and $236.1 million, respectively.

Outstanding advances under those commitments were $201.1 and $167.7 million as Of February 1, 2002 and February 2, 2001. Payments related to these lease agreements have been included in the minimum lease payments table above.


NOTE 12 - Employee Retirement Plans:

The Company's contribution to its Employee Stock Ownership Plan (ESOP) is based on a minimum contribution that may be increased based on the attainment of certain performance measures which are subject to approval by the Board of Directors. The ESOP generally covers all Lowe's employees after completion of one year of employment and 1,000 hours of service during that year, with contributions vesting ratably over seven years. Employees participating in the Plan, who are age 50 or older with 10 or more years of service, are provided with a diversification option allowing them to transfer 50% of their shares in the Plan to the Company's 401(k) Plan. Participating employees, with at least 20 years of service, may also elect to receive a one-time withdrawal of 50% of their balance. Once a participant reaches age 59 1/2, with seven or more years of service, they may elect to have their entire account balance distributed to them. Contributions are allocated to participants based on their eligible compensation relative to total eligible compensation. Contributions may be made in cash or shares of the Company's common stock and are usually made in the following year. ESOP expense for 2001, 2000 and 1999 was $119.2, $72.1 and $84.7 million, respectively. At February 1, 2002 the ESOP held approximately 6.2% of the outstanding common stock of the Company. Company shares held on the participants behalf by the Plan are voted by the participants.

The Company's contributions to the 401(k) plan are based upon a matching formula applied to employee contributions. Employees are eligible to participate in the 401(k) plan after completing 90 days of continuous service. The Company's contributions to the 401(k) plan vest immediately in the participant's account. Company contributions to the 401(k) for 2001, 2000 and 1999 were $14.7, $13.6 and $11.5 million, respectively. Participants are allowed to choose from a group of mutual funds in order to designate how both employer and employee contributions are to be invested. The Company's common stock is also one of the investment options for contributions to the plan. Company shares held on the participant's behalf by the Plan are voted by the participants.


NOTE 13 - Income Taxes:

                                           2001           2000           1999

                                               Statutory Rate Reconciliation

Statutory Federal Income Tax Rate          35.0%          35.0%          35.0%
State Income Taxes-Net of Federal
  Tax Benefit                               3.0            2.7            2.8
Other, Net                                 (1.0)          (0.9)          (1.1)
Effective Tax Rate                         37.0%          36.8%          36.7%

(In Thousands)                             Components of Income Tax Provision
Current
  Federal                              $490,569       $398,335       $333,257
  State                                  68,762         49,950         43,626
Total Current                           559,331        448,285        376,883
Deferred
  Federal                                35,120         19,298         11,303
  State                                   6,538          3,986          2,136
Total Deferred                           41,658         23,284         13,439
Total Income Tax Provision             $600,989       $471,569       $390,322

The tax effect of cumulative temporary differences that gave rise to the deferred tax assets and liabilities at February 1, 2002 and February 2, 2001 is as follows (in thousands):

                                                  February 1, 2002
(In Thousands)                         Assets        Liabilities       Total
Excess Property and
  Store Closing Costs                 $27,856                  -     $27,856
Insurance                              62,885                  -      62,885
Depreciation                                -          $(330,888)   (330,888)
Vacation Accrual                       27,160                  -      27,160
Sales Returns                           8,397                  -       8,397
Other, Net                             12,282            (19,885)     (7,603)
Total                                $138,580          $(350,773)  $(212,193)

                                                  February 2, 2001
(In Thousands)                         Assets        Liabilities       Total
Excess Property and
  Store Closing Costs                 $20,879                  -     $20,879
Insurance                              45,228                  -      45,228
Depreciation                                -          $(272,170)   (272,170)
Vacation Accrual                       23,220                  -      23,220
Sales Returns                           6,467                  -       6,467
Other, Net                             19,492            (13,522)      5,970
Total                                $115,286          $(285,692)  $(170,406)

NOTE 14 - Litigation:

The Company is a defendant in legal proceedings considered to be in the normal course of business, none of which, singularly or collectively, are considered material to the Company.


NOTE 15 - Other Information:

Net interest expense is composed of the following:
(In Thousands)                                  2001        2000         1999
Long-Term Debt                              $161,228    $117,024     $ 86,675
Mortgage Interest                              7,980       7,667        6,686
Capitalized Leases                            40,441      42,041       42,552
Short-Term Debt                                4,154      11,638        5,847
Amortization of Original Issue Discount
  and Loan Costs                              18,165       2,631          801
Interest Income                              (24,653)    (25,049)     (38,373)
Interest Capitalized                         (33,778)    (35,127)     (19,336)

Net Interest Expense                        $173,537    $120,825     $ 84,852
_____________________________________________________________________________

Supplemental Disclosures of Cash Flow Information:
(In Thousands)                                  2001        2000         1999

Cash Paid for Interest
  (Net of Amount Capitalized)               $178,354    $132,457     $128,265
Cash Paid for Income Taxes                  $532,235    $428,385     $408,366
_____________________________________________________________________________

Noncash Investing and Financing Activities:

Fixed Assets Acquired under
  Capital Leases                            $ 12,677    $  1,259     $ 27,573
Termination of Capital Leases                      -       2,223            -
Common Stock Issued to ESOP (Note 12)         63,449           -       59,512
Common Stock Issued to Executives and
  Directors, net of Unearned Compensation      1,912       7,734       12,488
Notes Received in Exchange for Sale
  of Real Estate                            $  4,150    $      -     $      -
_____________________________________________________________________________


Sales by Product Category:
                                        2001          2000          1999

(Dollars in Millions)                  Total         Total         Total
Product Category                       Sales   %     Sales   %     Sales   %

Appliances                            $2,504  11%   $1,922  10%   $1,341   8%
Lumber/Plywood                         1,997   9     1,676   9     1,607  10
Outdoor Fashion                        1,474   7     1,323   7     1,102   7
Millwork                               1,443   6     1,197   6     1,021   6
Nursery                                1,401   6     1,247   7     1,006   6
Cabinets/Furniture/Shelving            1,383   6     1,138   6       897   6
Fashion Electrical                     1,340   6     1,135   6       959   6
Tools                                  1,282   6     1,124   6       951   6
Flooring                               1,278   6     1,009   5       726   5
Fashion Plumbing                       1,263   6     1,046   6       862   5
Hardware                               1,251   6     1,070   6       946   6
Paint                                  1,244   6       996   5       858   5
Building Materials                     1,239   6     1,148   6     1,080   7
Rough Plumbing & Electrical            1,147   5       993   5       854   5
Outdoor Power Equipment                  818   4       768   4       676   4
Walls/Windows                            533   2       452   2       361   2
Other                                    514   2       535   4       659   6

Totals                               $22,111 100%  $18,779 100%  $15,906 100%

Stock Performance (Unaudited)

Lowe's Quarterly Stock Price Range and Cash Dividend Payment*
                       Fiscal 2001                    Fiscal 2000                    Fiscal 1999
                High       Low    Dividend     High      Low     Dividend     High      Low     Dividend
1st Quarter   $ 32.30   $ 24.79   $ 0.018    $ 33.63   $ 20.38   $ 0.018    $ 33.22   $ 25.66   $ 0.015
2nd Quarter     39.86     30.30     0.020      26.35     20.19     0.018      30.00     24.84     0.015
3rd Quarter     39.30     24.99     0.020      27.25     17.13     0.018      27.97     21.50     0.015
4th Quarter   $ 48.88   $ 33.70   $ 0.020    $ 27.75   $ 18.88   $ 0.018    $ 30.00   $ 21.53   $ 0.018

* Adjusted for 2-for-1 stock split to shareholders of record on June 8, 2001, as applicable.


LOWE'S COMPANIES, INC.
SELECTED FINANCIAL DATA (Unaudited)
(In Thousands, Except Per Share Data)

                              2001                    2000                1999                1998                 1997

Selected Statement of
  Earnings Data:
     Net Sales         $22,111,108             $18,778,559         $15,905,595         $13,330,540          $11,108,378
     Gross Margin        6,367,841               5,290,768           4,380,582           3,573,895            2,953,046
     Net Earnings        1,023,262                 809,871             672,795             500,374              383,030
     Basic Earnings
       Per Share              1.33                    1.06                 .88                 .68                  .52
     Diluted Earnings
       Per Share              1.30                    1.05                 .88                 .67                  .52
     Dividends
       Per Share       $       .08             $       .07         $       .06         $       .06          $       .06
_______________________________________________________________________________________________________________________
Selected Balance
  Sheet Data:

     Total Assets      $13,736,219             $11,358,167          $9,006,757          $7,086,882           $5,861,790
     Long-Term Debt,
       Excluding Current
         Maturities     $3,734,011              $2,697,669          $1,726,579          $1,364,278           $1,191,406
_______________________________________________________________________________________________________________________

Selected Quarterly Data
                             First                  Second               Third              Fourth

2001
      Net Sales         $5,276,365              $6,126,726          $5,454,534          $5,253,483
      Gross Margin       1,493,529               1,717,708           1,590,889           1,565,715
      Net Earnings         225,280                 329,083             250,497             218,402
      Basic Earnings
        Per Share              .29                     .43                 .32                 .28
      Diluted Earnings
        Per Share       $      .29              $      .42          $      .32          $      .28

2000
      Net Sales         $4,467,114              $5,264,252          $4,504,141          $4,543,052
      Gross Margin       1,248,116               1,452,027           1,299,372           1,291,253
      Net Earnings         187,149                 279,599             202,293             140,830
      Basic Earnings
        Per Share              .24                     .37                 .26                 .18
      Diluted Earnings
        Per Share       $      .24              $      .36          $      .26          $      .18
