Form 10-K, Exhibit 13
period 2003-01-31
LOWES COMPANIES INC
filed 2003-04-15
CIK 60667

EXHIBIT 13
Portions of the Annual Report to Security Holders for the fiscal year ended January 31, 2003.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Lowe's Companies, Inc.

We have audited the accompanying consolidated balance sheets of Lowe's Companies, Inc. and subsidiaries (the "Company") as of January 31, 2003 and February 1, 2002, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three fiscal years in the period ended January 31, 2003, appearing on pages 25 through 38. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lowe's Companies, Inc. and subsidiaries at January 31, 2003 and February 1, 2002, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Charlotte, North Carolina
February 19, 2003

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

Pages 20-24

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion summarizes the significant factors affecting the Company's consolidated operating results, liquidity and capital resources during the three-year period ended January 31, 2003 (i.e., fiscal years 2002, 2001 and 2000). Fiscal years 2002 and 2001 contain 52 weeks of sales and expenses compared to Fiscal 2000, which contains 53 weeks. This discussion should be read in conjunction with the financial statements and financial statement footnotes included in this annual report.

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

The Company records an inventory reserve for the loss associated with selling discontinued inventories below cost. This reserve is based on management's current knowledge with respect to inventory levels, sales trends and historical experience relating to the liquidation of discontinued inventory. Management does not believe the Company's merchandise inventories are subject to significant risk of obsolescence in the near-term, and management has the ability to adjust purchasing practices based on anticipated sales trends and general economic conditions. However, changes in consumer purchasing patterns could result in the need for additional reserves. The Company also records an inventory reserve for the estimated shrinkage between physical inventories. This reserve is primarily based on actual shrink results from previous physical inventories. Changes in actual shrink results from completed physical inventories could result in revisions to previously estimated shrink accruals. Management believes it has sufficient current and historical knowledge to record reasonable estimates for both of these inventory reserves.

The Company receives funds from vendors in the normal course of business for a variety of reasons including purchase volume rebates, cooperative advertising allowances, and third party in-store service related costs. Volume related rebates are recorded based on estimated purchase volumes and historical experience and are treated as a reduction of inventory costs at the time of purchase. Vendor funds received for third party in-store service related costs and other vendor funds received as a reimbursement of specific, incremental and identifiable costs are recognized as a reduction of the related expense. Cooperative advertising allowances provided by vendors have historically been used to offset the Company's overall advertising expense. Under the guidance set forth in Emerging Issues Task Force (EITF) 02-16 "Accounting by a Customer (Including a Reseller) for Certain Consideration Received From a Vendor" cooperative advertising allowances should be treated as a reduction of inventory cost unless they represent a reimbursement of specific, incremental, identifiable costs incurred by the customer to sell the vendor's product. Under the transition rules set forth in EITF 02-16 this treatment is required for all agreements entered into or modified after December 31, 2002. Since the Company had entered into substantially all of the cooperative advertising allowance agreements relating to fiscal 2003 prior to January 1, 2003, the implementation of these guidelines is not expected to have a material impact in fiscal 2003. The Company is currently analyzing the impact on fiscal 2004.

The Company is self-insured for certain losses relating to worker's compensation, automobile, general and product liability claims. Self-insurance claims filed and claims incurred but not reported are accrued based upon management's estimates of the aggregate liability for uninsured claims incurred using actuarial assumptions followed in the insurance industry and historical experience. Although management believes it has the ability to adequately record estimated losses related to claims, it is possible that actual results could differ from recorded self-insurance liabilities.

OPERATIONS

Net earnings for 2002 increased 44% to $1.47 billion or 5.6% of sales compared to $1.02 billion or 4.6% of sales for 2001. Net earnings for 2001 increased 26% to $1.02 billion or 4.6% of sales compared to $809.9 million or 4.3% of sales for 2000. Diluted earnings per share were $1.85 for 2002 compared to $1.30 for 2001 and $1.05 for 2000. Return on beginning assets was 10.7% for 2002 compared to 9.0% for 2001 and 2000, and return on beginning shareholders' equity was 22.0% for 2002 compared to 18.6% for 2001 and 17.2% for 2000.

The Company recorded sales of $26.5 billion in 2002, a 20% increase over 2001 sales of $22.1 billion. Sales for 2001 were 18% higher than 2000 levels. The increases in sales are attributable to the Company's ongoing store expansion and relocation program and comparable store sales increases. Comparable store sales increased 5.6% in 2002. The Company experienced slight deflation in lumber prices during the year which were offset by inflation in other building material prices which resulted in essentially no impact on comparable store sales. The comparable store sales increase primarily resulted from improved sales in almost all merchandising categories. During the year, the Company experienced its strongest sales increases in appliances, cabinets, flooring, home organization, outdoor power equipment, paint, rough plumbing and walls and windows. The following table presents sales and store information:

	2002	2001	2000
Sales (in millions)	$26,491	$22,111	$18,779
Sales Increases	20%	18%	18%
Comparable Store Sales Increases At end of year:	6%	2%	1%
Stores	854	744	650
Sales Floor Square Feet (in millions)	94.7	80.7	67.8
Average Store Size Square Feet (in thousands)	111	108	104

Gross margin in 2002 was 30.3% of sales compared to 28.8% in 2001. Both of these years showed improvement over the 28.2% rate achieved in 2000. Margin improvements have continued throughout all three years, primarily from product mix improvements, lower costs from continued progress in line reviews and improved shrinkage.

Selling, general and administrative expenses (SG&A) were $4.7 billion or 17.9% of sales in 2002. SG&A expenses in the two previous years were $3.9 billion and $3.3 billion or 17.7% and 17.8% of sales, respectively. During 2002, SG&A increased 21% compared to the 20% increase in sales. In 2001, SG&A increased 17% compared to the 18% sales increase. In 2000, SG&A increased 21% compared to the 18% sales increase. The increase as a percent to sales in SG&A in 2002 was primarily due to increased store salaries combined with increased bonus achievement levels driven by increased earnings. The decrease as a percent to sales in SG&A during 2001 was primarily attributable to expense controls involving payroll and advertising costs. The increase as a percent to sales in SG&A during 2000 was primarily attributable to an increase in store salaries combined with lower than expected sales levels.

Store opening costs, which were expensed as incurred, were $128.7 million for 2002 compared to $139.9 million and $131.8 million in 2001 and 2000, respectively. These costs are associated with the opening of 123 stores in 2002 (112 new and 11 relocated). This compares to 115 stores in 2001 (101 new and 14 relocated) and 100 stores in 2000 (80 new and 20 relocated). Because store opening costs are expensed as incurred, the expenses recognized may fluctuate based on the timing of store openings in future or prior periods. As a percentage of sales, store opening costs were 0.5% for 2002 compared to 0.6% and 0.7% in 2001 and 2000, respectively. Store opening costs averaged approximately $1.0 million, $1.2 million and $1.1 million per store in 2002, 2001 and 2000, respectively.

Depreciation, reflecting continued fixed asset expansion, increased 21% to $626.6 million in 2002, compared to increases of 26% and 21% in 2001 and 2000, respectively. Depreciation as a percentage of sales was 2.3% for 2002, a slight decrease from 2.4% in 2001 and a slight increase from 2.2% in 2000. Approximately 6% of new store facilities opened in the last three years have been leased, of which approximately 26% were under capital leases. Property, less accumulated depreciation, increased to $10.4 billion at January 31, 2003 compared to $8.7 billion at February 1, 2002. The increase in property resulted primarily from the Company's store expansion program and increased distribution capacity.

Net interest costs as a percent of sales were 0.7% for 2002, 0.8% for 2001 and 0.7% for 2000. Net interest costs totaled $181.9 million in 2002, $173.5 million in 2001 and $120.8 million in 2000. Interest costs have increased due to an increase in debt levels and lower capitalized interest. Interest costs relating to capital leases were $40.1 million, $40.4 million and $42.0 million for 2002, 2001 and 2000, respectively. See the following discussion of liquidity and capital resources.

The Company's effective income tax rates were 37.6%, 37.0% and 36.8% in 2002, 2001 and 2000, respectively. The higher rates in 2002 and 2001 were primarily related to expansion into states with higher state income tax rates.

LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes the Company's significant contractual obligations and commercial commitments.

Contractual	Payments Due by Period
Obligations		Less than	1-3	4-5	After 5
(In Millions)	Total	1 year	years	years	Years
Short-term Debt	$ 50	$ 50	$ -	$ -	$ -

Long-term Debt (net of discount)	3,783	7	665	69	3,042

Capital Lease Obligations	826	61	120	118	527

Operating Leases	3,163	212	412	403	2,136
Total Contractual Cash
Obligations	$ 7,822	$330	$1,197	$ 590	$5,705

The primary sources of liquidity are cash flows from operating activities and various lines of credit. Net cash provided by operating activities was $2.7 billion for 2002 compared to $1.6 billion and $1.1 billion in 2001 and 2000, respectively. The increase in cash provided by operating activities during 2002 resulted primarily from increased net earnings, improved payables leverage due to better inventory turns and an increase in operating liabilities primarily due to the increase in sales volume. The increase in cash provided by operating activities during 2001 resulted primarily from increased net earnings, the funding of the Company's ESOP with the issuance of common stock versus cash in the prior year and improved inventory management. Working capital at January 31, 2003 was $2.0 billion compared to $1.9 billion at February 1, 2002.

The primary component of net cash used in investing activities continues to be new store facilities and the infrastructure to support this growth. Cash acquisitions of fixed assets were $2.4 billion for 2002. This compares to $2.2 billion and $2.3 billion for 2001 and 2000, respectively. Retail selling space as of January 31, 2003 increased 17% over the selling space as of February 1, 2002. The February 1, 2002 selling space total of 80.7 million square feet represents a 19% increase over February 2, 2001.

Cash flows used in financing activities were $64.4 million in 2002. Cash flows provided by financing activities were $929.5 million and $1.1 billion in 2001 and 2000, respectively. Financing uses of cash in 2002 primarily consisted of $66.3 million from cash dividend payments, $62.0 million in scheduled debt repayments and $50.0 million from the repayment of short-term borrowings. These uses were partially offset by proceeds generated from stock option exercises totaling $64.5 million and $49.3 million in cash proceeds from the employee stock purchase plan. The cash provided by financing activities in 2001 primarily resulted from the issuance of $580.7 million aggregate principal amount of senior convertible notes due October 2021 and $1.005 billion aggregate principal amount of convertible notes due February 2021. These cash inflows were offset by a decrease in cash due to the payment of $59.9 million in cash dividends, $63.8 million in scheduled debt maturities and the repayment of $150 million in short-term borrowings. In 2000, cash provided by financing activities included the issuance of $500 million aggregate principal amount of 8.25% notes due June 2010 and $500 million aggregate principal amount of 7.50% notes due December 2005. These proceeds were offset by a decrease in cash of $53.5 million from cash dividend payments and $61.3 million in scheduled debt repayments. The ratio of long-term debt to equity plus long-term debt was 31.2%, 36.2% and 33.3% as of the fiscal years ended 2002, 2001 and 2000, respectively.

The Company has an $800 million senior credit facility. The facility is split into a $400 million five-year tranche, expiring in August 2006 and a $400 million 364-day tranche, expiring in July 2003, which is renewable annually. The facility is used to support the Company's $800 million commercial paper program and for short-term borrowings. Any loans made are priced based upon market conditions at the time of funding in accordance with the terms of the senior credit facility. The senior credit facility contains certain restrictive covenants which include maintenance of specific financial ratios, among others. The Company was in compliance with these covenants at January 31, 2003. Sixteen banking institutions are participating in the $800 million senior credit facility and, as of January 31, 2003, there were no outstanding loans under the facility.

The Company also has a $100 million revolving credit and security agreement with a financial institution, expiring in November 2003 which is renewable for successive periods not to exceed 364 days each. Interest rates under this agreement are determined at the time of borrowing based on market conditions in accordance with the terms of the agreement. The Company had $50 million outstanding at January 31, 2003 under this agreement, and $136.3 million in customer accounts receivable pledged as collateral.

Five banks have extended lines of credit aggregating $249.8 million for the purpose of issuing documentary letters of credit and standby letters of credit. These lines do not have termination dates but are reviewed periodically. Commitment fees ranging from .25% to .50% per annum are paid on the amounts of standby letters of credit issued. Outstanding letters of credit totaled $122.4 million as of January 31, 2003 and $162.2 million as of February 1, 2002.

In January 2003, the Company exercised its purchase option to acquire all properties leased under certain operating lease agreements for $261.5 million, which approximated the assets' original cost. The Company had three operating lease agreements whereby lessors committed to purchase land, fund construction costs and lease properties to the Company. The Company had financed four regional distribution centers and fourteen retail stores through these lease agreements. Upon repurchase of these properties, the three operating leases were terminated.

The Company's 2003 capital budget is $2.9 billion, inclusive of approximately $181 million of operating or capital leases. Approximately 80% of this planned commitment is for store expansion and new distribution centers. Expansion plans for 2003 consist of approximately 130 stores, including approximately 5 relocations of older stores. This planned expansion is expected to increase sales floor square footage by approximately 15%-16%. Approximately 1% of the 2003 projects will be build-to-suit leases, 19% will be ground leased properties and 80% will be owned. At January 31, 2003, the Company operated nine regional distribution centers. During 2003, the Company expects to begin construction on an additional regional distribution center located in Poinciana, Florida and is expected to be operational in the third quarter of 2004. The Company also expects to open approximately 3 to 5 additional flatbed network facilities in 2003 for the handling of lumber, building materials and long-length items.

The Company believes that funds from operations will be adequate to finance the 2003 expansion plan and other operating requirements. However, general economic downturns, fluctuations in the prices of products and unanticipated impact arising from competition could have an effect on funds generated from operations and our future expansion plans. In addition, the availability of funds through the issuance of commercial paper and new debt could be adversely affected due to a debt rating downgrade or a deterioration of certain financial ratios. The $100 million revolving credit and security agreement requires a minimum investment grade rating in order to receive funding. There are no provisions in any agreements that would require early cash settlement of existing debt or leases as a result of a downgrade in the Company's debt rating or a decrease in the Company's stock price. Holders of the Company's $580.7 million Senior Convertible notes may convert their notes into the Company's common stock if the minimum investment grade rating is not maintained. The Company's current debt ratings are as follows:

Current Debt Ratings
	S&P	Moody's	Fitch
Commercial	A1	P2	F1
Senior Debt	A	A3	A

Outlook	Stable	Positive	Stable

MARKET RISK

The Company's major market risk exposure is the potential loss arising from the impact of changing interest rates on long-term debt. The Company's policy is to monitor the interest rate risks associated with this debt, and the Company believes any significant risks could be offset by variable rate instruments available through the Company's lines of credit. The following tables summarize the Company's market risks associated with long-term debt, excluding capitalized leases. The tables present principal cash outflows and related interest rates by year of maturity, excluding unamortized original issue discounts as of January 31, 2003 and February 1, 2002. The fair values included in the following tables were determined using quoted market rates or interest rates that are currently available to the Company on debt with similar terms and remaining maturities.

	Long-Term Debt Maturities by Fiscal Year January 31, 2003

		Average		Average
	Fixed	Interest	Variable	Interest
(Dollars in Millions)	Rate	Rate	Rate	Rate
2003	$ 8	7.64%	$ -	-
2004	55	7.98%	-	-
2005	609	7.32%	-	-
2006	8	7.70%	-	-
2007	61	6.89%	-	-
Thereafter	3,042	4.49%	-	-
Total	$ 3,783		$ -
Fair Value	$ 3,747		$ -

	Long-Term Debt Maturities by Fiscal Year February 1, 2002

		Average		Average
	Fixed	Interest	Variable	Interest
(Dollars in Millions)	Rate	Rate	Rate	Rate
2002	$ 40	7.65%	$ 0.1	1.55%
2003	9	7.66%	0.1	1.55%
2004	55	7.98%	0.1	1.55%
2005	609	7.32%	0.1	1.55%
2006	8	7.70%	-	NA
Thereafter	3,103	4.54%	2.1	1.65%
Total	$ 3,824		$ 2.5
Fair Value	$ 3,811		$ 2.5

RECENT ACCOUNTING PRONOUNCEMENTS

In October 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to be Disposed of," but retains many of its fundamental provisions. Additionally, this statement expands the scope of discontinued operations to include more disposal transactions. SFAS No. 144 was adopted by the Company for the fiscal year ended January 31, 2003. The initial adoption of this standard did not have a material impact on the Company's financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain costs Incurred in a Restructuring)." This statement requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under previous guidance, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. The provisions of this standard are effective for the Company with exit or disposal activities that are initiated after December 31, 2002. Management does not believe that the adoption of this standard will have a material impact on the Company's financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." This statement amends SFAS 123 in order to provide alternative methods of transition for a voluntary change from the intrinsic value method to the fair value method of accounting for stock-based employee compensation. This statement also amends disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting used for stock-based employee compensation and the effect of the method used on reported results. The alternative transition methods permitted in SFAS No. 148 will be effective for the Company with the fiscal year beginning February 1, 2003. Disclosure provisions of this statement are effective for the fiscal year ended January 31, 2003. The Company has elected to use the prospective transition method permitted under this standard. Under this method, the Company will recognize compensation expense for all employee awards granted, modified, or settled after February 1, 2003.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN45), "Guarantor's Accounting and disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation provides guidance on the disclosures to be made by a guarantor in its interim and annual financial statements regarding its obligations under guarantees that it has issued. FIN45 also clarifies that guarantors are required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation relating to the guarantee issued. The initial recognition and measurement provisions of this interpretation are effective for the Company relating to guarantees entered or modified after December 31, 2002. The disclosure provisions are effective for the fiscal year ended January 31, 2003. The initial adoption of this standard has not had a material impact on the Company's financial statements.

In November 2002, the EITF issued EITF 02-16 " Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor." EITF 02-16 provides guidance for classification in the reseller's income statement for various circumstances under which cash consideration is received from a vendor by a reseller. In addition, the issue also provides guidance concerning how cash consideration relating to rebates or refunds should be recognized and measured. This standard will be effective for the Company for all vendor reimbursement agreements entered into or modified after December 31, 2002. The Company has historically treated volume related discounts or rebates as a reduction of inventory cost and reimbursements of operating expenses received from vendors as a reduction of those specific expenses. The Company's accounting treatment for these vendor provided funds is consistent with EITF 02-16 with the exception of certain cooperative advertising allowances. The Company has previously treated these funds as a reduction of the overall advertising expense. Under EITF 02-16 cooperative advertising allowances should be treated as a reduction of inventory cost unless they represent a reimbursement of specific, incremental, identifiable costs incurred by the customer to sell the vendor's product. Cooperative advertising allowances received from vendors have in the past been both specifically associated with promotions to sell the vendor's product and also, in certain cases, of a more general nature. Since the Company had entered into substantially all of the cooperative advertising allowance agreements relating to fiscal 2003 prior to EITF 02-16's effective date, its adoption is not expected to have a material impact on fiscal 2003. The Company is currently evaluating the impact on fiscal 2004.

Lowe's Companies, Inc.
Consolidated Statements of Earnings
(In Millions, Except Per Share Data)

	January 31,	%	February 1,	%	February 2,	%
Years Ended on	2003	Sales	2002	Sales	2001	Sales

Net Sales	$ 26,491	100.0%	$ 22,111	100.0%	$ 18,779	100.0%
Cost of Sales	18,465	69.7	15,743	71.2	13,488	71.8
Gross Margin	8,026	30.3	6,368	28.8	5,291	28.2
Expenses:
Selling, General and Administrative
(Note 4)	4,730	17.8	3,913	17.7	3,348	17.8
Store Opening Costs	129	0.5	140	0.6	132	0.7
Depreciation	626	2.4	517	2.4	409	2.2
Interest (Note 14)	182	0.7	174	0.8	121	0.7

Total Expenses	5,667	21.4	4,744	21.5	4,010	21.4

Pre-Tax Earnings	2,359	8.9	1,624	7.3	1,281	6.8
Income Tax Provision (Note 12)	888	3.3	601	2.7	471	2.5
Net Earnings	$ 1,471	5.6%	$ 1,023	4.6%	$ 810	4.3%

Basic Earnings Per Share (Note 8)	$ 1.89		$ 1.33		$ 1.06

Diluted Earnings Per Share (Note 8)	$ 1.85		$ 1.30		$ 1.05

Cash Dividends Per Share	$ 0.09		$ 0.08		$ 0.07

See accompanying notes to the consolidated financial statements.

Lowe's Companies, Inc.
Consolidated Balance Sheets
(In Millions, Except Par Value Data)

		January 31,	%	February 1,	%
		2003	Total	2002	Total

Assets
Current Assets:
Cash and Cash Equivalents		$ 853	5.3%	$ 799	5.8%
Short-Term Investments (Note 2)		273	1.7	54	0.4
Accounts Receivable - Net (Notes 1 and 5)		172	1.1	166	1.2
Merchandise Inventory (Note 1)		3,968	24.6	3,611	26.3
Deferred Income Taxes (Note 12)		58	0.4	93	0.7
Other Current Assets		244	1.5	197	1.4
Total Current Assets		5,568	34.6	4,920	35.8
Property, Less Accumulated
Depreciation (Notes 3 and 6)		10,352	64.3	8,653	63.0
Long-Term Investments (Note 2)		29	0.2	22	0.2
Other Assets (Note 4)		160	0.9	141	1.0
Total Assets		$ 16,109	100.0%	$ 13,736	100.0%

Liabilities and Shareholders' Equity
Current Liabilities:
Short-Term Borrowings (Note 5)		$ 50	0.3%	$ 100	0.7%
Current Maturities of Long-Term Debt (Note 6)		29	0.2	59	0.5
Accounts Payable		1,943	12.1	1,715	12.5
Employee Retirement Plans (Note 11)		88	0.5	126	0.9
Accrued Salaries and Wages		306	1.9	221	1.6
Other Current Liabilities (Note 4)		1,162	7.2	796	5.8
Total Current Liabilities		3,578	22.2	3,017	22.0
Long-Term Debt, Excluding Current Maturities (Notes 6, 7 and 10)		3,736	23.2	3,734	27.2
Deferred Income Taxes (Note 12)		478	3.0	305	2.2
Other Long-Term Liabilities		15	0.1	6	-
Total Liabilities		7,807	48.5	7,062	51.4

Shareholders' Equity (Note 9):
Preferred Stock - $5 Par Value, none issued		-	-	-	-
Common Stock - $.50 Par Value;
Shares Issued and Outstanding
January 31, 2003	782
February 1, 2002	776	391	2.4	388	2.8
Capital in Excess of Par Value		2,023	12.6	1,803	13.2
Retained Earnings		5,887	36.5	4,482	32.6
Accumulated Other Comprehensive Income		1	-	1	-
Total Shareholders' Equity		8,302	51.5	6,674	48.6
Total Liabilities and Shareholders' Equity		$ 16,109	100.0%	$ 13,736	100.0%

See accompanying notes to the consolidated financial statements.

Lowe's Companies, Inc
Consolidated Statements of Shareholders' Equity
(In Millions)

					Unearned Compensation- Restricted Stock Awards	Accumulated Other Comprehensive Income
			Capital in Excess of Par Value				Total Shareholders' Equity
	Common Stock			Retained Earnings
(In millions)	Shares	Amount
Balance January 28, 2000	764.7	$ 382	$ 1,564	$ 2,762	$ (13)	$ -	$ 4,695

Comprehensive Income:
Net Earnings				810
Other comprehensive
income, net of income
taxes and reclassification
adjustments: unrealized
gain on available-for-sale
securities (Note 9)						1
Total Comprehensive Income							811
Tax Effect of Non-qualified
Stock Options Exercised			8				8
Cash Dividends				(53)			(53)
Employee Stock Options
Exercised (Note 9)	1.4	1	11				12
Employee Stock Purchase
Plan (Note 9)	0.9		15				15
Unearned Compensation -
Restricted Stock
Awards (Note 9)	(0.5)		(3)		11		8
Balance February 2, 2001	766.5	$ 383	$ 1,595	$ 3,519	$ (2)	$ 1	$ 5,496

Comprehensive Income:
Net Earnings				1,023
Total Comprehensive Income							1,023
Tax Effect of Non-qualified
Stock Options Exercised			35				35
Cash Dividends				(60)			(60)
Employee Stock Options
Exercised (Note 9)	5.6	3	74				77
Stock Issued to ESOP
(Notes 9 and 14)	1.9	1	62				63
Employee Stock Purchase
Plan (Note 9)	1.7	1	37				38
Unearned Compensation -
Restricted Stock Awards
(Note 9)					2		2
Balance February 1, 2002	775.7	$ 388	$ 1,803	$ 4,482	$ -	$ 1	$ 6,674

Comprehensive Income:
Net Earnings				1,471
Total Comprehensive Income							1,471
Tax Effect of Non-qualified
Stock Options Exercised			29				29
Cash Dividends				(66)			(66)
Employee Stock Options
Exercised (Note 9)	2.9	1	64				65
Stock Issued to ESOP
(Notes 9 and 14)	1.9	1	78				79
Employee Stock Purchase
Plan (Note 9)	1.4	1	49				50
Balance January 31, 2003	781.9	$ 391	$ 2,023	$ 5,887	$ -	$ 1	$ 8,302

See accompanying notes to the consolidated financial statements.

Lowe's Companies, Inc.
Consolidated Statements of Cash Flows
(In Millions)

	January 31,	February 1,	February 2,
Years Ended On	2003	2002	2001
Cash Flows From Operating Activities:
Net Earnings	$ 1,471	$ 1,023	$ 810
Adjustments to Reconcile Net Earnings to Net Cash
Provided By Operating Activities:
Depreciation and Amortization	645	534	410
Deferred Income Taxes	208	42	23
Loss on Disposition/Writedown of Fixed and Other Assets	18	39	23
Tax Effect of Stock Options Exercised	29	35	7
Changes in Operating Assets and Liabilities:
Accounts Receivable - Net	(6)	(5)	(13)
Merchandise Inventory	(357)	(326)	(473)
Other Operating Assets	(41)	(37)	(60)
Accounts Payable	228	1	158
Employee Retirement Plans	40	114	(26)
Other Operating Liabilities	461	193	271
Net Cash Provided by Operating Activities	2,696	1,613	1,130

Cash Flows from Investing Activities:
(Increase) Decrease in Investment Assets:
Short-Term Investments	(203)	(30)	76
Purchases of Long-Term Investments	(24)	(1)	(14)
Proceeds from Sale/Maturity of Long-Term Investments	-	3	1
Increase in Other Long-Term Assets	(33)	(14)	(52)
Fixed Assets Acquired	(2,362)	(2,199)	(2,332)
Proceeds from the Sale of Fixed and Other Long-Term Assets	44	42	71
Net Cash Used in Investing Activities	(2,578)	(2,199)	(2,250)

Cash Flows from Financing Activities:
Net (Decrease) Increase in Short-Term Borrowings	(50)	(150)	157
Long-Term Debt Borrowings	-	1,087	1,015
Repayment of Long-Term Debt	(63)	(63)	(61)
Proceeds from Employee Stock Purchase Plan	50	38	15
Proceeds from Stock Options Exercised	65	77	12
Cash Dividend Payments	(66)	(60)	(53)
Net Cash (Used in) Provided by Financing Activities	(64)	929	1,085

Net Increase (Decrease) in Cash and Cash Equivalents	54	343	(35)
Cash and Cash Equivalents, Beginning of Year	799	456	491
Cash and Cash Equivalents, End of Year	$ 853	$ 799	$ 456

See accompanying notes to the consolidated financial statements.

Pages 29-38

LOWE'S COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED JANUARY 31, 2003, FEBRUARY 1, 2002 AND FEBRUARY 2, 2001

NOTE 1 - Summary of Significant Accounting Policies:

The Company is the world's second largest home improvement retailer and operated 854 stores in 44 states at January 31, 2003. The following are those accounting policies considered to be significant by the Company.

Fiscal Year - The Company's fiscal year ends on the Friday nearest January 31. The fiscal years ended January 31, 2003 and February 1, 2002 had 52 weeks. The fiscal year ended February 2, 2001 had 53 weeks. All references herein for the years 2002, 2001 and 2000 represent the fiscal years ended January 31, 2003, February 1, 2002 and February 2, 2001, respectively.

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

Cash and Cash Equivalents - Cash and cash equivalents include cash on hand, demand deposits and short-term investments with original maturities of three months or less when purchased.

Investments - The Company has a cash management program which provides for the investment of cash balances, not expected to be used in current operations, in financial instruments that have maturities of up to 10 years. Investments, exclusive of cash equivalents, with a maturity date of one year or less from the balance sheet date or that are expected to be used in current operations, are classified as short-term investments. All other investments are classified as long-term. Investments consist primarily of money market preferred stocks, municipal obligations, agency bonds and corporate notes.

The Company has classified all investment securities as available-for-sale, and they are carried at fair market value. Unrealized gains and losses on such securities are included in accumulated other comprehensive income in shareholders' equity.

Derivative Financial Instruments - The Company does not use derivative financial instruments for trading purposes.

Accounts Receivable - The majority of accounts receivable arise from sales to commercial business customers. The allowance for doubtful accounts is based on historical experience and a review of existing receivables. The allowance for doubtful accounts was $7.0 million at January 31, 2003 and $4.9 million at February 1, 2002.

Sales generated through the Company's private label credit cards are not reflected in receivables. Under an agreement with Monogram Credit Card Bank of Georgia (the Bank) and General Electric Capital Financial (GECF), wholly owned subsidiaries of General Electric Capital Corporation (GECC), consumer credit is extended directly to customers by the Bank and GECF. All credit program related services are performed and controlled directly by the Bank and GECF. The Company has the option, but no obligation, at the end of the agreement to purchase the receivables. The total portfolio of receivables held by GECC approximated $3.3 billion at January 31, 2003 and $2.9 billion at February 1, 2002.

Merchandise Inventory - Inventory is stated at the lower of cost or market using the first-in, first-out method of inventory accounting. The cost of inventory also includes certain costs associated with the preparation of inventory for resale.

The Company records an inventory reserve for the loss associated with selling discontinued inventories below cost. This reserve is based on management's current knowledge with respect to inventory levels, sales trends and historical experience relating to the liquidation of discontinued inventory. Management does not believe the Company's merchandise inventories are subject to significant risk of obsolescence in the near-term, and management has the ability to adjust purchasing practices based on anticipated sales trends and general economic conditions. However, changes in consumer purchasing patterns could result in the need for additional reserves. The Company also records an inventory reserve for the estimated shrinkage between physical inventories. This reserve is based primarily on actual shrink results from previous physical inventories. Changes in actual shrink results from completed physical inventories could result in revisions to previously estimated shrink expense. Management believes it has sufficient current and historical knowledge to record reasonable estimates for both of these inventory reserves.

Property and Depreciation - Property is recorded at cost. Costs associated with major additions are capitalized and depreciated. Capital assets are expected to yield future benefits, have useful lives which exceed one year and have minimum acquisition cost based on the type of asset involved. The total cost of a capital asset generally includes all applicable sales taxes, delivery costs, installation costs and other appropriate costs incurred by the Company in the case of self-constructed assets. Upon disposal, the cost of properties and related accumulated depreciation are removed from the accounts with gains and losses reflected in earnings.

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

Self-Insurance - The Company is self-insured for certain losses relating to worker's compensation, automobile, general and product liability claims. The Company has stop loss coverage to limit the exposure arising from these claims. Self-insurance claims filed and claims incurred but not reported are accrued based upon management's estimates of the aggregate liability for uninsured claims incurred using actuarial assumptions followed in the insurance industry and historical experience. The Company's reserve for self-insurance was $243.5 million and $171.2 million for 2002 and 2001, respectively. Although management believes it has the ability to adequately record estimated losses related to claims, it is possible that actual results could differ from recorded self-insurance liabilities.

Income Taxes - Income taxes are provided for temporary differences between the tax and financial accounting bases of assets and liabilities using the liability method. The tax effects of such differences are reflected in the balance sheet at the enacted tax rates expected to be in effect when the differences reverse.

Store Opening Costs - Costs of opening new or relocated retail stores are charged to operations as incurred.

Impairment/Store Closing Costs - Losses related to impairment of long-lived assets and for long-lived assets to be disposed of are recognized when circumstances indicate the carrying amount of the assets may not be recoverable. At the time management commits to close or relocate a store location, or when there are indicators that the carrying amount of a long-lived asset may not be recoverable, the Company evaluates the carrying value of the assets in relation to its expected future cash flows. If the carrying value of the assets is greater than the expected future cash flows and the fair value of the assets is less than the carrying value, a provision is made for the impairment of the assets based on the assets' estimated fair value. Impairment losses for closed real estate are made when the carrying value of the assets exceed fair value. The impairment loss is measured based on the excess of carrying value over estimated fair value. When a leased location is closed or becomes impaired, a provision is made for the present value of future lease obligations, net of anticipated sublease income. Provisions for impairment and store closing costs are included in selling, general and administrative expenses.

Revenue Recognition - The Company recognizes revenues when sales transactions occur and customers take possession of the merchandise. A provision for anticipated merchandise returns is provided in the period that the related sales are recorded.

Vendor Funds - The Company receives funds from vendors in the normal course of business for a variety of reasons including purchase volume rebates, cooperative advertising allowances, and third party in-store service related costs. Volume related rebates are recorded based on estimated purchase volumes and historical experience and are treated as a reduction of inventory costs at the time of purchase. Vendor funds received for third party in-store service related costs and other vendor funds received as a reimbursement of specific, incremental and identifiable costs are recognized as a reduction of the related expense. Cooperative advertising allowances provided by vendors have historically been used to offset the Company's overall advertising expense. Under the guidance set forth in Emerging Issues Task Force (EITF) 02-16 "Accounting by a Customer (Including a Reseller) for Certain Consideration Received From a Vendor" these cooperative advertising allowances should be treated as a reduction of inventory cost unless they represent a reimbursement of specific, incremental, identifiable costs incurred by the customer to sell the vendor's product. Under the transition rules set forth in EITF 02-16 this treatment is required for all agreements entered into or modified after December 31, 2002. Since the Company had entered into substantially all of the cooperative advertising allowance agreements relating to fiscal 2003 prior to January 1, 2003, the implementation of these guidelines is not expected to have a material impact in fiscal 2003. The Company is currently analyzing the impact on fiscal 2004.

Advertising - Costs associated with advertising are charged to operations as incurred. Advertising expenses were $114.3 million, $94.3 million and $114.1 million in 2002, 2001 and 2000, respectively.

Stock Based Compensation - The Company applied the intrinsic value method of accounting for its stock-based compensation plans during 2002, 2001 and 2000. Accordingly, no expense has been recognized for stock-based compensation where the option price approximated the fair market value of the stock on the date of grant, other than for restricted stock grants. Had compensation expense for stock options granted in 2002, 2001 and 2000 been determined using the fair value method, the Company's net earnings and earnings per share amounts would approximate the following pro forma amounts:

 (in millions, except per share data)

	2002	2001	2000

Net income, as reported	$1,471	$1,023	$ 810

Deduct: Total stock-based employee
compensation expense determined under
the fair value based method for all awards
net of related tax effects	(85)	(55)	(37)

Pro forma net income	$1,386	$ 968	$ 773

Earnings per share:
Basic - as reported	$ 1.89	$ 1.33	$ 1.06
Basic - pro forma	$ 1.78	$ 1.25	$ 1.01

Diluted - as reported	$ 1.85	$ 1.30	$ 1.05
Diluted - pro forma	$ 1.73	$ 1.22	$ 1.01

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2002	2001	2000
Weighted average fair value per option	$19.22	$17.39	$11.57
Assumptions used:
Weighted average expected volatility	43.7%	41.1%	37.7%
Weighted average expected dividend yield	0.27%	0.23%	0.41%
Weighted average risk-free interest rate	4.35%	4.58%	5.15%
Weighted average expected life, in years	4.0-7.0	7.0	7.0

The Company intends to begin recognizing compensation expense relating to stock options granted in accordance with the fair value method in Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation" as amended by SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" for the fiscal year beginning February 1, 2003. Please see the section regarding Recent Accounting Pronouncements for additional information.

Shipping and Handling Costs - The Company includes shipping and handling costs relating to the shipment of products to customers by third parties in cost of sales. Shipping and handling costs, which include salaries and vehicle operations expenses relating to the delivery of products to customers by the Company are classified as Selling, General and Administrative (SG&A) and depreciation expenses. Shipping and handling costs included in SG&A and depreciation were $208.1 million, $177.5 million and $161.1 million during 2002, 2001 and 2000, respectively.

Recent Accounting Pronouncements - In October 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to be Disposed of," but retains many of its fundamental provisions. Additionally, this statement expands the scope of discontinued operations to include more disposal transactions. SFAS No. 144 was adopted by the Company for the fiscal year ended January 31, 2003. The initial adoption of this standard did not have a material impact on the Company's financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain costs Incurred in a Restructuring)." This statement requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under previous guidance, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. The provisions of this standard are effective for the Company with exit or disposal activities that are initiated after December 31, 2002. Management does not believe that the adoption of this standard will have a material impact on the Company's financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." This statement amends SFAS 123 in order to provide alternative methods of transition for a voluntary change from the intrinsic value method to the fair value method of accounting for stock-based employee compensation. This statement also amends disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting used for stock-based employee compensation and the effect of the method used on reported results. The alternative transition methods permitted in SFAS No. 148 will be effective for the Company with the fiscal year beginning February 1, 2003. Disclosure provisions of this statement are effective for the fiscal year ended January 31, 2003. The Company has elected to use the prospective transition method permitted under this standard. Under this method, the Company will recognize compensation expense for all employee awards granted, modified, or settled after February 1, 2003.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation provides guidance on the disclosures to be made by a guarantor in its interim and annual financial statements regarding its obligations under guarantees that it has issued. FIN45 also clarifies that guarantors are required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation relating to the guarantee issued. The initial recognition and measurement provisions of this interpretation are effective for the Company relating to guarantees entered or modified after December 31, 2002. The disclosure provisions are effective for the fiscal year ended January 31, 2003. The initial adoption of this standard has not had a material impact on the Company's financial statements.

In November 2002, the EITF issued EITF 02-16 " Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor." EITF 02-16 provides guidance for classification in the reseller's income statement for various circumstances under which cash consideration is received from a vendor by a reseller. In addition, the issue also provides guidance concerning how cash consideration relating to rebates or refunds should be recognized and measured. This standard will be effective for the Company for all vendor reimbursement agreements entered into or modified after December 31, 2002. The Company has historically treated volume related discounts or rebates as a reduction of inventory cost and reimbursements of operating expenses received from vendors as a reduction of those specific expenses. The Company's accounting treatment for these vendor provided funds is consistent with EITF 02-16 with the exception of certain cooperative advertising allowances. The Company has previously treated these funds as a reduction of the overall advertising expense. Under EITF 02-16 cooperative advertising allowances should be treated as a reduction of inventory cost unless they represent a reimbursement of specific, incremental, identifiable costs incurred by the customer to sell the vendor's product. Cooperative advertising allowances received from vendors have in the past been both specifically associated with promotions to sell the vendor's product and also, in certain cases, of a more general nature. Since the Company had entered into substantially all of the cooperative advertising allowance agreements relating to fiscal 2003 prior to EITF 02-16's effective date, its adoption is not expected to have a material impact on fiscal 2003. The Company is currently evaluating the impact on fiscal 2004.

NOTE 2 - Investments:

The Company's investment securities are classified as available-for-sale. The amortized cost, gross unrealized holding gains and losses and fair values of the investments at January 31, 2003 and February 1, 2002 were as follows:

	Janurary 31, 2003
	Amortized	Gross Unrealized		Fair
(In Millions)	Cost	Gains	Losses	Value

Type
Municipal Obligations	$ 82	$ -	$ -	$ 82
Money Market Preferred Stock	186	-	-	186
Corporate Notes	5	-	-	5
Classified as Short-Term	273	-	-	273

Municipal Obligations	11	-	-	11
Agency Bonds	17	-	-	17
Other	1	-	-	1
Classified as Long-Term	29	-	-	29

Total	$ 302	$ -	$ -	$ 302

	February 1, 2002
	Amortized	Gross Unrealized		Fair
(In Millions)	Cost	Gains	Losses	Value

Type
Municipal Obligations	$ 9	$ -	$ -	$ 9
Money Market Preferred Stock	40	-	-	40
Corporate Notes	5	-	-	5
Classified as Short-Term	54	-	-	54

Municipal Obligations	16	1	-	17
Corporate Notes	5	-	-	5
Classified as Long-Term	21	1	-	22

Total	$ 75	$ 1	$ -	$ 76

The proceeds from sales of available-for-sale securities were $2.0 million, $1.0 million and $8.6 million for 2002, 2001 and 2000, respectively. Gross realized gains and losses on the sale of available-for-sale securities were not significant for any of the periods presented. The municipal obligations and agency bonds classified as long-term at January 31, 2003 will mature in 1 to 5 years.

NOTE 3 - Property and Accumulated Depreciation:

Property is summarized by major class in the following table:

	January 31,	February 1,
	2003	2002
(In Millions)
Cost:
Land	$ 3,133	$ 2,623
Buildings	5,092	4,276
Equipment	3,663	3,106
Leasehold Improvements	929	627

Total Cost	12,817	10,632
Accumulated Depreciation
and Amortization	(2,465)	(1,979)

Net Property	$10,352	$ 8,653

The estimated depreciable lives, in years, of the Company's property are: buildings, 20 to 40; store, distribution and office equipment, 3 to 10; leasehold improvements, generally the life of the related lease.

Net property includes $460.9 million in assets under capital leases at January 31, 2003 and February 1, 2002, respectively.

NOTE 4 - Impairment and Store Closing Costs

When management makes the decision to close or relocate a store, or when there are indicators that the carrying amount of a long-lived asset may not be recoverable, the carrying value of the related assets is evaluated in relation to their expected future cash flows. Losses related to impairment of long-lived assets are recognized when the expected future cash flows are less than the assets' carrying value. If the carrying value of the assets is greater than the expected future cash flows and the fair value of the assets is less than the carrying value, a provision is made for the impairment of the assets based on the excess of carrying value over fair value. The fair value of the assets is generally based on internal or external appraisals and the Company's historical experience. Provisions for impairment and store closing costs are included in selling, general and administrative expenses.

The carrying amount of closed store real estate is included in other assets and amounted to $93.5 million and $81.6 million at January 31, 2003 and February 1, 2002, respectively.

When leased locations are closed or become impaired, a liability is recognized for the net present value of future lease obligations net of anticipated sublease income. The following table illustrates this liability and the respective changes in the obligation, which is included in other current liabilities in the consolidated balance sheet.

Lease
(In Millions)	Liability

Balance at January 28, 2000	$ 17

Accrual for Store Closing Costs	8
Lease Payments, Net of Sublease Income	(6)

Balance at February 2, 2001	$ 19

Accrual for Store Closing Costs	6
Lease Payments, Net of Sublease Income	(8)

Balance at February 1, 2002	$ 17

Accrual for Store Closing Costs	9
Lease Payments, Net of Sublease Income	(10)

Balance at January 31, 2003	$ 16

NOTE 5 - Short-term Borrowings and Lines of Credit:

The Company has an $800 million senior credit facility. The facility is split into a $400 million five-year tranche, expiring in August 2006 and a $400 million 364-day tranche, expiring in July 2003, which is renewable annually. The facility is used to support the Company's $800 million commercial paper program and for short-term borrowings. Borrowings made are priced based upon market conditions at the time of funding in accordance with the terms of the senior credit facility. The senior credit facility contains certain restrictive covenants which include maintenance of specific financial ratios, among others. The Company was in compliance with these covenants at January 31, 2003. Sixteen banking institutions are participating in the $800 million senior credit facility and, as of January 31, 2003, there were no outstanding loans under the facility.

The Company also has a $100 million revolving credit and security agreement, expiring in November 2003 and renewable annually, with a financial institution. Interest rates under this agreement are determined at the time of borrowing based on market conditions in accordance with the terms of the agreement. The Company had $50 million outstanding at January 31, 2003 under this agreement. At January 31, 2003, the Company had $136.3 million in accounts receivable pledged as collateral under this agreement.

Five banks have extended lines of credit aggregating $249.8 million for the purpose of issuing documentary letters of credit and standby letters of credit. These lines do not have termination dates but are reviewed periodically. Commitment fees ranging from .25% to .50% per annum are paid on the amounts of standby letters of credit. Outstanding letters of credit totaled $122.4 million as of January 31, 2003 and $162.2 million as of February 1, 2002.

The interest rate on short-term borrowings outstanding at January 31, 2003 was 1.4%. At February 1, 2002, the weighted average interest rate on short-term borrowings was 1.9%.

NOTE 6 - Long-Term Debt:

		Fiscal Year
(In Millions)		of Final	January 31,	February 1,
Debt Category	Interest Rates	Maturity	2003	2002
Secured Debt:[1]
Mortgage Notes	7.00% to 9.25%	2028	$ 55	$ 65
Unsecured Debt:
Debentures	6.50% to 6.88%	2029	692	692
Notes	7.50% to 8.25%	2010	995	994
Medium Term Notes - Series A	7.35% to 8.20%	2023	74	106
Medium Term Notes - Series B2	6.70% to 7.61%	2037	266	266
Senior Notes	6.38%	2005	100	100
Convertible Notes	0.9% to 2.5%	2021	1,119	1,103
Capital Leases	6.58% to 19.57%	2029	464	467

Total Long-Term Debt			3.765	3.793
Less Current Maturities			29	59

Long-Term Debt, Excluding
Current Maturities			$3,736	$3,734

Notes:

1.  Real properties with an aggregate book value of $132.3 million were pledged as collateral at January 31, 2003 for secured debt.

2.  Approximately 37% of these Medium Term Notes may be put at the option of the holder on either the  tenth or twentieth anniversary date of the issue at par value. None of these notes are currently putable.

Debt maturities, exclusive of capital leases, for the next five fiscal years are as follows: 2003, $8.2 million; 2004, $55.6 million; 2005, $608.9 million; 2006, $7.7 million; 2007, $60.9 million.

The Company's debentures, senior notes, medium term notes and convertible notes contain certain financial covenants, including the maintenance of specific financial ratios, among others. The Company was in compliance with all covenants in these agreements at January 31, 2003 and February 1, 2002.

In October 2001, the Company issued $580.7 million aggregate principal of senior convertible notes at an issue price of $861.03 per note. Interest on the notes, at the rate of 0.8610% per year on the principal amount at maturity, is payable semiannually in arrears until October 2006. After that date, the Company will not pay cash interest on the notes prior to maturity. Instead, in October 2021 when the notes mature, a holder will receive $1,000 per note, representing a yield to maturity of approximately 1%. Holders may convert their notes into 17.212 shares of the Company's common stock, subject to adjustment, only if: the sale price of the Company's common stock reaches specified thresholds, the credit rating of the notes is below a specified level, the notes are called for redemption, or specified corporate transactions have occurred. Holders may require the Company to purchase all or a portion of their note in October 2003 or October 2006, at a price of $861.03 per note plus accrued cash interest, if any, or in October 2011, at a price of $905.06 per note. The Company may choose to pay the purchase price of the notes in cash or common stock or a combination of cash and common stock. In addition, if a change in control of the Company occurs on or before October 2006, each holder may require the Company to purchase for cash all or a portion of such holder's notes. The Company may redeem for cash all or a portion of the notes at any time beginning October 2006, at a price equal to the sum of the issue price plus accrued original issue discount and accrued cash interest, if any, on the redemption date. The conditions that permit conversion were not satisfied at January 31, 2003.

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

NOTE 7 - Financial Instruments:

Cash and cash equivalents, accounts receivable, short-term borrowings, trade accounts payable and accrued liabilities are reflected in the financial statements at cost which approximates fair value. Short and long-term investments, classified as available-for-sale securities, are reflected in the financial statements at fair value. Estimated fair values for long-term debt have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The fair value of the Company's long-term debt excluding capital leases is as follows:

	January 31, 2003		February 1, 2002
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
(In Millions)
Liabilities:
Long-Term Debt
(Excluding Capital
Leases)	$3,302	$3,747	$3,327	$3,814

Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt issues that are not quoted on an exchange.

NOTE 8 - Earnings Per Share:

Basic earnings per share (EPS) excludes dilution and is computed by dividing net earnings by the weighted-average number of common shares outstanding for the period. Diluted earnings per share is calculated based on the weighted average shares of common stock as adjusted for the potential dilutive effect of stock options and applicable convertible notes as of the balance sheet date. The effect of the assumed conversion of the $580.7 million Senior Convertible Notes, issued in October 2001, has been excluded from diluted earnings per share for the years ended January 31, 2003 and February 1, 2002, because none of the conditions that would permit conversion had been satisfied during the period (see Note 6). Following is the reconciliation of EPS for 2002, 2001 and 2000.

(In Millions, Except Per Share Data)
	2002	2001	2000

Basic Earnings per Share:
Net Earnings	$ 1,471	$ 1,023	$ 810
Weighted Average Shares
Outstanding	779	772	766
Basic Earnings per Share	$ 1.89	$ 1.33	$ 1.06
Diluted Earnings per Share
Net Earnings	$ 1,471	$ 1,023	$ 810
Net Earnings Adjustment for
Interest on Convertible
Debt Net of Tax	11	10	-
Net Earnings, as Adjusted	$ 1,482	$ 1,033	$ 810
Weighted Average Shares
Outstanding	779	772	766
Dilutive Effect of Stock Options	4	7	3
Dilutive Effect of Convertible
Debt	17	16	-
Weighted Average Shares,
as Adjusted	800	795	769
Diluted Earnings per Share	$ 1.85	$ 1.30	$ 1.05

NOTE 9 - Shareholders' Equity:

Authorized shares of common stock were 2.8 billion at January 31, 2003 and February 1, 2002.

The Company has 5 million authorized shares of preferred stock ($5 par), none of which have been issued. The Board of Directors may issue the preferred stock (without action by shareholders) in one or more series, having such voting rights, dividend and liquidation preferences and such conversion and other rights as may be designated by the Board of Directors at the time of issuance.

The Company has a shareholder rights plan, which provides for a distribution of 0.5 preferred share purchase rights on each outstanding share of common stock. Purchase rights become distributable and exercisable only if a person or group acquires or commences a tender offer for 15% or more of the Company's common stock. Once exercisable, each 0.5 purchase right will entitle shareholders (other than the acquiring person or group) to buy one unit of a series of preferred stock for $76.25; the price of the unit to the acquiring person or group in such event would be $152.50. Each unit is intended to be the economic equivalent of one share of common stock, and the plan was adopted to act as a deterrent to unsolicited offers to acquire control of the Company. The rights will expire in 2008, unless the Company redeems or exchanges them earlier.

The Company has three stock incentive plans, referred to as the "2001", "1997" and "1994" Incentive Plans, under which incentive and non-qualified stock options may be granted to key employees. No awards may be granted after 2011 under the 2001 plan, 2007 under the 1997 plan, and 2004 under the 1994 plan. Stock options generally have terms of 7 years, normally vest evenly over 3 years, and are assigned an exercise price of not less than the fair market value on the date of grant. At January 31, 2003, there were 20,891,436, 2,059,958 and 1,398,360 shares available for grants under the 2001, 1997 and 1994 plans, respectively.

Stock option information related to the 2001, 1997 and 1994 Incentive Plans is summarized as follows:

	Shares	Weighted-Average
Key Employee Stock Option Plans	(In Thousands)	Exercise Price Per Share

Outstanding at January 28, 2000	11,066	$16.18
Granted	7,370	$23.39
Canceled or Expired	(1,672)	$23.33
Exercised	(1,256)	$10.03
Outstanding at February 2, 2001	15,508	$19.43
Granted	10,866	$34.17
Canceled or Expired	(1,611)	$25.50
Exercised	(5,622)	$14.99
Outstanding at February 1, 2002	19,141	$28.77
Granted	5,537	$43.65
Canceled or Expired	(1,085)	$34.28
Exercised	(2,942)	$22.20
Outstanding at January 31, 2003	20,651	$33.37

Exercisable at January 31, 2003	7,770	$23.75
Exercisable at February 1, 2002	6,707	$21.67
Exercisable at February 2, 2001	9,422	$16.94

	Outstanding			Exercisable
		Weighted-
		Average	Weighted-		Weighted-
Range of	Options	Remaining	Average Exercise	Options	Average Exercise
Exercise Prices	(In Thousands)	Term	Price	(In Thousands)	Price
$ 5.18 - $7.52	95	2.4	5.96	95	5.96
8.70 - 12.90	31	3.0	11.67	31	11.67
13.19 - 19.44	236	4.3	15.07	235	15.07
21.34 - 31.16	11,178	4.3	25.23	7,310	24.13
$ 32.04 - $45.70	9,111	6.0	44.16	99	37.12
Totals	20,651	5.1	$ 33.37	7,770	$ 23.75

Restricted stock awards of 20,000, and 1,741,400 shares, with per share weighted-average fair values of $17.57, and $12.40, were granted to certain executives in 1998 and 1997, respectively. No restricted stock awards were granted in 2002, 2001 and 2000. At January 31, 2003, all restricted stock awards were fully vested. Related expenses (charged to compensation expense) for 2002, 2001 and 2000 were none, $1.9 million and $7.3 million, respectively.

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

Stock option information related to the Directors' Stock Option Plan is summarized as follows:

	Shares	Weighted-Average
Directors' Stock Option Plans	(In Thousands)	Exercise Price Per Share

Outstanding at January 28, 2000	36	$25.85
Granted	32	$22.88
Canceled or Expired	(8)	$25.85
Outstanding at February 2, 2001	60	$24.27
Granted	40	$35.91
Outstanding at February 1, 2002	100	$28.92
Granted	40	$47.16
Exercised	(4)	$25.85
Outstanding at January 31, 2003	136	$34.38

Exercisable at January 31, 2003	59	$27.06
Exercisable at February 1, 2002	29	$24.77
Exercisable at February 2, 2001	9	$25.85

During 2000, the Company established a qualified Employee Stock Purchase Plan that allows eligible employees t participate in the purchase of designated shares of the Company's common stock. Ten million shares were authorized for this plan with 6,095,249 remaining available at January 31, 2003. The purchase price of this stock is equal to 85% of the lower of the closing price at the beginning or the end of each semi-annual stock purchase period. The Company issued 1,341,241, 1,688,966 and 874,448 shares of common stock pursuant to this plan during 2002, 2001 and 2000, respectively. No compensation expense has been recorded in the accompanying consolidated statement of earnings related to this Plan as the Plan qualifies as non-compensatory under the intrinsic value method of accounting. Under the fair value method of accounting, compensation expense will be recognized in fiscal 2003.

The Company reports comprehensive income in its consolidated statements of shareholders' equity. Comprehensive income represents changes in shareholders' equity from non-owner sources. For the three years ended January 31, 2003, unrealized holding gains/losses on available-for-sale securities were the only items of other comprehensive income for the Company. The unrealized net loss on available-for-sale securities was $285 thousand, net of the tax benefit of $172 thousand for 2002. Unrealized net gains on available-for-sale securities were $239 thousand and $871 thousand, net of tax expenses of $130 thousand and $443 thousand for 2001 and 2000, respectively. The reclassification adjustments for gains/losses included in net earnings for 2002, 2001 and 2000 were immaterial.

NOTE 10 - Leases:

The Company leases certain store facilities under agreements with original terms generally of twenty years. Certain lease agreements contain rent escalation clauses that are charged to rent expense on a straight-line basis. Some agreements also provide for contingent rental based on sales performance in excess of specified minimums. In fiscal years 2002, 2001 and 2000, contingent rentals have been nominal. The leases usually contain provisions for four renewal options of five years each. Certain equipment is also leased by the Company under agreements ranging from two to five years. These agreements typically contain renewal options providing for a re-negotiation of the lease, at the Company's option, based on the fair market value at that time.

The future minimum rental payments required under capital and operating leases having initial or remaining non-cancelable lease terms in excess of one year are summarized as follows:

(In Millions)	Operating Leases		Capital Leases
Fiscal Year	Real Estate	Equipment	Real Estate	Equipment	Total

2003	$ 209	$ 3	$ 59	$ 2	$ 273
2004	206	1	59	2	268
2005	204	1	59	-	264
2006	202	-	59	-	261
2007	201	-	59	-	260
Later Years	2,136	-	527	-	2,663

Total Minimum Lease
Payments	$3,158	$ 5	$ 822	$ 4	$3,989

Total Minimum Capital
Lease Payments				$ 826
Less Amount
Representing Interest				362

Present Value of
Minimum Lease
Payments				464
Less Current Maturities				21
Present Value of
Minimum Lease
Payments, Less
Current Maturities				$ 443

Rental expenses under operating leases for real estate and equipment were $215.4 million, $188.2 million and $161.9 million in 2002, 2001 and 2000, respectively.

In January 2003, the Company exercised its purchase option to acquire all properties leased under certain operating lease agreements for $261.5 million, which approximated the assets' original cost. The Company had three operating lease agreements whereby lessors committed to purchase land, fund construction costs and lease properties to the Company. The Company had financed four regional distribution centers and fourteen retail stores through these lease agreements. Upon repurchase of these properties, the three operating leases were terminated.

NOTE 11 - Employee Retirement Plans:

Effective September 2002, the Employee Stock Ownership Plan (ESOP) was merged into the Lowe's 401(k) Plan (the 401(k) Plan or the Plan). There will be no further contributions made to participants' ESOP accounts under the 401(k) Plan. All participants in the ESOP had their balances transferred into a separately tracked account under the 401(k) Plan on the merger date. The merger gave ESOP participants more control and flexibility over their retirement savings by allowing them to diversify their ESOP account balance over a wider range of investment choices available under the 401(k) Plan. At the time of the merger, ESOP shares were vested 100%. There were no ESOP expenses for 2002. ESOP expenses for 2001 and 2000 were $119.2 and $72.1 million, respectively.

As a result of merging the ESOP into the 401(k) Plan, the Company increased its contribution to the 401(k) Plan to include two types of contributions. The Company continues to make the traditional contribution each payroll period based upon a matching formula applied to employee contributions. In addition, beginning in 2002, the Company offers a performance match to eligible 401(k) participants based on growth of net earnings before taxes for the fiscal year. 401(k) Plan participants must have three or more years of employment service and be actively employed on the last day of the fiscal year to be eligible for the performance match. The performance match will be funded in participant accounts in April of the following year. Employees are eligible to participate in the 401(k) Plan after completing 90 days of continuous service. The Company's contributions to the 401(k) Plan vest immediately in the participant accounts. Participants are allowed to choose from a group of mutual funds in order to designate how both employer and employee contributions are to be invested. The Company's common stock is also one of the investment options for contributions to the Plan. Company shares held on the participant's behalf by the Plan are voted by the participants. Once a participant reaches age 59 1/2, they may elect to withdraw their entire 401(k) Plan balance. This is a one-time, in-service distribution option. Participants may also withdraw contributions and rollover contributions while still actively employed for reasons of hardship. In addition, participants with 20 or more years of service, who have an ESOP carryforward account balance within the 401(k) Plan, can elect to receive a one-time in service distribution of 50% of this account balance. Company expenses for the 401(k) Plan for 2002, 2001 and 2000 were $115.1, $14.7 and $13.6 million, respectively.

The Company originally adopted a Benefit Restoration Plan (BRP) on February 1, 1990. This plan was amended and restated effective as of August 3, 2002. The BRP is unfunded and designed to provide benefits in addition to those provided under the 401(k) Plan to 401(k) Plan participants whose benefits are restricted as a result of certain provisions of the Internal Revenue Code (IRC) of 1986. The Company's contribution to the BRP totaled $2.0 million during 2002.

NOTE 12 - Income Taxes:

	2002	2001	2000
	Statutory Rate Reconciliation

Statutory Federal Income Tax Rate	35.0%	35.0%	35.0%
State Income Taxes-Net of Federal
Tax Benefit	3.3	3.0	2.7
Other, Net	(0.7)	(1.0)	(0.9)
Effective Tax Rate	37.6%	37.0%	36.8%

(In Millions)	Components of Income Tax Provision
Current
Federal	$ 597	$ 490	$ 398
State	83	69	50
Total Current	680	559	448
Deferred
Federal	173	35	19
State	35	7	4
Total Deferred	208	42	23
Total Income Tax Provision	$888	$601	$471

The tax effect of cumulative temporary differences that gave rise to the deferred tax assets and liabilities at January 31, 2003 and February 1, 2002 is as follows (in millions):

	January 31, 2003			February 1, 2002
	Assts	Liabilities	Total	Assets	Liabilities	Total
Excess Property and
Store Closing Costs	$ 24	$ -	$ 24	$ 28	$ -	$ 28
Self-Insurance	58	-	58	63	-	63
Depreciation	-	(498)	(498)	-	(331)	(331)
Vacation Accrual	5	-	5	27	-	27
Allowance for Sales Returns	26	-	26	9	-	9
Other, Net	6	(41)	(35)	12	(20)	(8)
Total	$119	$(539)	$(420)	$139	$(351)	$(212)

NOTE 13 - Litigation:

The Company is a defendant in legal proceedings considered to be in the normal course of business, none of which, singularly or collectively, are considered material to Company.

NOTE 14 - Other Information:

Net interest expense is composed of the following:

(In Millions)	2002	2001	2000

Long-Term Debt	$ 163	$ 161	$ 117
Mortgage Interest	5	8	8
Capitalized Leases	40	41	42
Short-Term Debt	1	4	12
Amortization of Original Issue Discount
and Loan Costs	19	18	2
Interest Income	(21)	(24)	(25)
Interest Capitalized	(25)	(34)	(35)

Net Interest Expenses	$ 182	$ 174	$ 121
Supplemental Disclosures of Cash Flow Information:

(In Millions)	2002	2001	2000

Cash Paid for Interest
(Net of Amount Capitalized)	$ 186	$ 178	$ 132
Cash Paid for Income Taxes	$ 695	$ 532	$ 428

Noncash Investing and Financing Activities:

Fixed Assets Acquired under Capital Leases	$ 16	$ 13	$ 1
Termination of Capital Leases	-	-	2
Common Stock Issued to ESOP (Note11)	79	63	-
Common Stock Issued to Executives and
Directors, net of Unearned Compensation	-	2	8
Notes Received in Exchange for Sale of Real Estate	$ 4	$ 4	$ -

Sales by Product Category:

(Dollars in Millions)	2002		2001		2000
Product Category	Total Sales	%	Total Sales	%	Total Sales	%

Appliances	$ 2,997	11%	$ 2,413	11%	$ 1,850	10%
Lumber	2,226	8	2,001	9	1,745	9
Outdoor Fashion	1,738	7	1,441	7	1,348	7
Millwork	1,724	7	1,446	7	1,197	6
Nursery	1,656	6	1,401	6	1,193	6
Flooring	1,651	6	1,264	6	1,019	5
Fashion Electrical	1,626	6	1,341	6	1,135	6
Fashion Plumbing	1,556	6	1,263	6	1,046	6
Paint	1,504	6	1,232	5	982	5
Tools	1,500	6	1,281	6	1,124	6
Hardware	1,493	5	1,249	6	1,071	6
Building Materials	1,412	5	1,255	6	1,079	6
Cabinets/Furniture/Shelving	1,263	4	997	4	818	4
Outdoor Power Equipment	1,007	4	817	4	768	4
Rough Plumbing	847	3	704	3	604	3
Walls/Windows	707	3	550	2	466	3
Rough Electrical	666	3	566	3	490	3
Home Organization	482	2	381	1	310	2
Other	436	2	509	2	534	3

Totals	$26,491	100%	$22,111	100%	$18,779	100%

Stock Performance (Unaudited)

Lowe's Quarterly Stock Price Range and Cash Dividend Payment*

	Fiscal 2002			Fiscal 2001			Fiscal 2000
	High	Low	Dividend	High	Low	Dividend	High	Low	Dividend
1st Quarter	$ 47.78	$ 41.35	$ 0.020	$ 32.30	$ 24.79	$ 0.018	$ 33.63	$ 20.38	$ 0.018
2nd Quarter	49.99	32.70	$ 0.020	39.86	30.30	$ 0.020	26.34	20.19	0.018
3rd Quarter	46.00	32.50	$ 0.020	39.30	24.99	$ 0.020	27.25	17.13	0.018
4th Quarter	$ 43.80	$ 33.86	$ 0.025	$ 48.88	$ 33.70	$ 0.020	$ 27.75	$ 18.88	$ 0.018

* Adjusted for 2-for-1 stock split to shareholders of record on June 8, 2001, as applicable.

LOWE'S COMPANIES, INC.
SELECTED FINANCIAL DATA (Unaudited)

(In Millions, Except Per Share Data)

	2002	2001	2000	1999	1998

Selected Statement of
Earnings Data:
Net Sales	$ 26,491	$ 22,111	$ 18,779	$ 15,906	$ 13,331
Gross Margin	8,026	6,368	5,291	4,381	3,574
Net Earnings	1,471	1,023	810	673	500
Basic Earnings Per Share	1.89	1.33	1.06	.88	.68
Diluted Earnings Per Share	1.85	1.30	1.05	.88	.67
Dividends Per Share	$ .09	$ .08	$ .07	$ .06	$ .06

Selected Balance Sheet Data:
Total Assets	$ 16,109	$ 13,736	$ 11,358	$ 9,007	$ 7,087
Long-Term Debt, Excluding
Current Maturities	$ 3,736	$ 3,734	$ 2,698	$ 1,727	$ 1,364

Selected Quarterly Data		First	Second	Third	Fourth
2002
	Net Sales	$ 6,470	$ 7,488	$ 6,415	$ 6,118
	Gross Margin	1,923	2,202	1,965	1,936
	Net Earnings	346	467	339	319
	Basic Earnings Per Share	.45	.60	.44	.41
	Diluted Earnings Per Share	$ .44	$ .59	$ .43	$ .40

2001
	Net Sales	$ 5,276	$ 6,127	$ 5,455	$ 5,253
	Gross Margin	1,493	1,718	1,591	1,566
	Net Earnings	225	329	251	218
	Basic Earnings Per Share	.29	.43	.32	.28
	Diluted Earnings Per Share	$ .29	$ .42	$ .32	$ .28