Form 10-K, Exhibit 13
period 2004-01-30
LOWES COMPANIES INC
filed 2004-04-08
CIK 60667

EXHIBIT 13

Portions of the Annual Report to Security Holders for

the fiscal year ended January 30, 2004

-Page 18-

2003 Financial Report

Management's Responsibility for Financial Reporting

Lowe's management is responsible for the preparation, integrity and fair presentation of its published financial statements. These statements have been prepared in accordance with accounting principles generally accepted in the United States of America and as such, include amounts based on management's best estimates and judgments.  Lowe's management also prepared the other information included in the annual report and is responsible for its accuracy and consistency with the financial statements.

The Company's financial statements have been audited by the independent accounting firm Deloitte & Touche LLP, which was given unrestricted access to all financial records and related data. The Company believes that all representations made to the independent auditors during their audit were valid and appropriate. Deloitte & Touche's audit report presented here provides an independent opinion upon the fairness of the financial statements.

The Company maintains a system of internal control over financial reporting, which is designed to provide reasonable assurance to Lowe's management and Board of Directors regarding the preparation of reliable published financial statements. The system includes appropriate divisions of responsibility, established policies and procedures which include a code of conduct to foster a strong ethical climate, each of which are communicated throughout the Company, and the careful selection, training and development of its people.  Internal auditors monitor the operation of the internal control system and report findings and recommendations to management and the Board of Directors, and corrective actions are taken to address control deficiencies and other opportunities for improving the system as they are identified. The Board, operating through its audit committee, provides oversight to the financial reporting process.

/s/ Robert L. Tillman	/s/ Robert F. Hull, Jr.
Robert L. Tillman	Robert F. Hull, Jr.
Chairman of the Board and Chief Executive Officer	Senior Vice President and Chief Financial Officer

Disclosure Regarding Forward-Looking Statements

Our Annual Report talks about our future, particularly in the "Letter to Shareholders" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." While we believe our expectations are reasonable, they are not guarantees of future performance.  Our actual results could differ substantially from our expectations because, for example:

  Our sales are dependent upon the general economic health of the country, variations in the number of new housing starts, the level of repairs, remodeling and additions to existing homes, commercial building activity, and the availability and cost of financing. An economic downturn can impact sales because much of our inventory is purchased for discretionary projects, which can be delayed. In addition, on a short-term basis, weather may impact sales of product groups like lawn and garden, lumber, and building materials.
  Our expansion strategy may be impacted by environmental regulations, local zoning issues and delays, availability and development of land, and more stringent land use regulations than we have traditionally experienced as well as the availability of sufficient labor to facilitate our growth.
  Many of our products, like lumber and plywood, are commodities whose prices fluctuate erratically within an economic cycle.
  Our business is highly competitive, and as we expand to larger markets, and to the Internet, we may face new forms of competition which do not exist in some of the markets we have traditionally served.
  The ability to continue our everyday competitive pricing strategy and provide the products that customers want depends on our vendors providing a reliable supply of inventory at competitive prices and our ability to effectively manage our inventory.
  Our commitment to increase market share and keep prices low requires us to make substantial investment in new technology and processes whose benefits could take longer than expected and could be difficult to implement.

-Pages 19-24-

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion summarizes the significant factors affecting the Company's consolidated operating results, financial condition, liquidity and capital resources during the three-year period ended January 30, 2004 (i.e., fiscal years 2003, 2002, and 2001). Each of the fiscal years presented contains 52 weeks of sales and expenses. This discussion should be read in conjunction with the financial statements and financial statement footnotes included in this annual report.

During the fourth quarter of fiscal 2003, the Company sold 26 commodity-focused locations operating under The Contractor Yard name (the "Contractor Yards"). This sale was effected to allow the Company to continue to focus on its retail and commercial business. In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company has reported the results of operations of the Contractor Yards as discontinued operations for fiscal 2003, 2002 and 2001.

EXECUTIVE OVERVIEW

Lowe's serves approximately 10 million customers a week at more than 950 home improvement stores in 45 states. Lowe's vision is to be its customers' first choice for home improvement in each and every market served. To do this, Lowe's focuses on gaining customer loyalty by differentiating itself from competitors. Lowe's current strategy is to achieve this vision through excellent customer service, Everyday Lowe Prices (EDLP), continued expansion, development of the appropriate infrastructure to support growth, retention of its best employees, innovative merchandising strategies, and specialty sales initiatives, including Installed Sales, the Commercial Business Customer and Special Order Sales.

These strategies encompass a variety of initiatives driving Lowe's current performance, which collectively contributed to Lowe's comparable store sales growth of 6.7% for fiscal 2003. Other factors contributing to Lowe's 2003 sales performance include strong demand fueled by its customers' commitment to investing in their homes, supplemented by a solid housing market and increased disposable income aided by lower Federal individual income tax withholding rates and income tax rebates. Increased wholesale prices of lumber and plywood, which translated into higher retail prices of these products, also contributed to the increased comparable store sales.

In spite of concerns about the impact of potential increases in interest rates on the home improvement market, the strength in the housing market has continued. Mortgage rates have remained low, keeping housing affordable and facilitating continued demand. Consumer confidence has improved, which management believes will contribute to further growth. In addition, the Home Improvement Research Institute predicts an average of nearly 5% industry growth per year for the next several years.

Initiatives Driving Performance

Lowe's believes the EDLP strategy and its low-price guarantee increase homeowner and commercial business customer traffic, which leads to increased sales. Lowe's is able to maintain its commitment to EDLP primarily by controlling inventory costs. The Company uses product line reviews and its global sourcing offices in Asia and other parts of the world to enhance margins while still providing its customers the value they have come to expect from Lowe's.

To ensure that Lowe's is satisfying its customers' needs, from opening price points to premium products, the Company performs rigorous product line reviews. Product line reviews involve extensive market research, collaboration with vendors, and input from cross-functional teams to identify the optimal assortments, selection, brands and displays, as well as ways to lower costs. Through the product line review process, Lowe's has identified areas in which its customers have expressed a desire for products that are more unique, higher quality or provide more options than an opening price point product may offer. To satisfy this customer desire, Lowe's implemented its up-the-continuum strategy for a variety of products, which involves offering more product choices in the middle and upper end of a price range. This initiative results in higher operating margins, defined as gross margin less selling, general and administrative expenses (SG&A) and depreciation, for the Company. As a result of this initiative, Lowe's is capturing an increasing amount of the high-end market, which has grown substantially in the past several years. Based on the success the Company has experienced to date with this initiative in nearly every product category, management believes that "up-the-continuum" is the right strategy for Lowe's to continue to capitalize on this trend and increase comparable store sales growth.

The market research performed during product line reviews has also led the Company to concentrate on differentiating itself from competitors through valued national brands. Lowe's branding strategy is designed to build the Lowe's brand quickly, efficiently, and effectively by offering its customers the best-known, and most-respected national brands. These are brands that Lowe's customers value and trust and increasingly include Lowe's exclusive brands.

As "do-it-yourself" expands to more "do-it-for-me" projects, Lowe's targets three key specialty sales areas: Installed Sales, the Commercial Business Customer and Special Order Sales. The Company is targeting these areas because its commercial customers perform a significant portion of the "do-it-for-me" remodeling services. Lowe's currently offers a variety of installation services, driven by three main categories: kitchen (cabinets, appliances and countertops), floor coverings, and millwork products. Lowe's goal with all installed projects is to make the process as easy as possible for customers. To do this and keep up with the continued growth in installed sales, Lowe's has been working to build a scalable model to enhance its services and improve customer experience. The Company expects to have this model available in all Lowe's stores by the end of fiscal 2004.

When it comes to commercial customers, Lowe's targets the professionals serving the needs of homeowners. These professionals include remodelers, small builders, maintenance and property managers and specialty trades, like electricians, plumbers and landscapers. Lowe's also wants to position itself as an alternative to traditional supply houses and leverage core business strengths to build the commercial business. These strengths include convenience, ease of finding supplies, the EDLP strategy and specialized commercial credit programs. The Company believes increasing sales to commercial business customers offers the opportunity for increasing overall sales and developing a more loyal customer base.

Lowe's currently offers hundreds of thousands of products on special order. Sales of these products have continued to outpace the Company's overall sales growth. Lowe's focus in 2003 was on developing new technology that will allow the Company to effectively and efficiently add and maintain special order options for its customers. The Company created an electronic sales tool that automates the configuration, ordering, fulfillment and replenishment processes for special orders, reduces errors and lead time and increases visibility. In addition, the system will list other items customers may need to complete their project, which should improve customer satisfaction and increase average ticket.

Expansion and Growth Potential

Management believes there is opportunity for Lowe's continued growth as the Company moves forward with store expansion focused on major metropolitan markets. These metropolitan markets, which the Company defines as populations greater than 500,000, represent a significant untapped opportunity for Lowe's. In fiscal 2003, Lowe's opened its first stores in the Chicago metropolitan market and has also announced plans to open stores in other metropolitan markets. In addition, Lowe's expanded its store count in Florida and California, two of the fastest-growing states in the U.S.

While Lowe's growth plans are increasingly targeting larger metropolitan areas, the Company continues to expand in smaller markets. As a result, Lowe's store opening plans include two prototypes: a 116,000-square-foot (116K) store for major metropolitan markets and a 94,000-square-foot (94K) store primarily to serve smaller markets. This smaller prototype will provide hundreds of additional storing opportunities in smaller markets across the country. The store includes 94,000 square feet of retail selling space plus an approximate 26,000-square-foot garden center, and has the same look and feel of Lowe's larger stores. In the 94K store, Lowe's has consolidated service in a number of departments and stocks 20% fewer SKUs than in the 116K stores. While there are fewer SKUs, the 94K store still offers strong assortments with a rational mix from opening price points to premium products. For items not stocked in a 94K store, special order options are available to meet customer needs. Expanding into these smaller markets is made possible by Lowe's logistics and distribution capabilities that allow the Company to quickly and efficiently supply products to these stores.

The Company currently has nine regional distribution centers located across the United States and plans to open an additional center in 2004 and another in fiscal 2005. The Company also has nine flatbed distribution centers for warehousing and distributing long-length products like lumber, plywood, ladders, and pipe. Delivering these products on flat-bed trucks allows employees at the stores to off-load them quickly. To support Lowe's store expansion plans, the Company is planning to open three additional flatbed distribution centers in 2004.

The Company expects to open 140 stores in 2004 (including approximately four relocations), increasing total square footage by approximately 14%. To manage this expansion, the Company is adding two more divisions in fiscal 2004, bringing the total number of divisions to five. With the addition of these two divisions, Lowe's will increase its number of regions from 19 to 22 and its number of districts from 135 to 150. Lowe's goal is to maintain a ratio of approximately 7-8 stores per district manager and 50-60 per regional vice president. This is consistent with Lowe's commitment to ensure that its stores are executing the Company's plans and programs to continue to increase market share and better satisfy customers with more convenience through additional store openings and an infrastructure to support growth.

Lowe's is also continuing to focus on improved management in its stores. As a result, in 2003, Lowe's changed the management structure in its stores to provide store managers with a more structured management team and to provide employees with new career opportunities. Lowe's believes this focus on improved management will help attract and retain the best employees.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The following discussion and analysis of the results of operations and financial condition are based on the Company's financial statements that have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. The Company bases these estimates on historical results and various other assumptions believed to be reasonable, the results of which form the basis for making estimates concerning the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates.

The Company's significant accounting polices are described in Note 1 to the consolidated financial statements. Management believes that the following accounting policies affect the more significant estimates used in preparing the consolidated financial statements.

Merchandise Inventory

The Company records an inventory reserve for the loss associated with selling discontinued inventories below cost. This reserve is based on management's current knowledge with respect to inventory levels, sales trends and historical experience relating to the liquidation of discontinued inventory. Management does not believe the Company's merchandise inventories are subject to significant risk of obsolescence in the near-term, and management has the ability to adjust purchasing practices based on anticipated sales trends and general economic conditions. However, changes in consumer purchasing patterns could result in the need for additional reserves. The Company also records an inventory reserve for the estimated shrinkage between physical inventories. This reserve is based primarily on actual shrinkage results from previous physical inventories. Changes in actual shrinkage results from completed physical inventories could result in revisions to previously estimated shrinkage expense. Management believes it has sufficient current and historical knowledge to record reasonable estimates for both of these inventory reserves.

Vendor Funds

The Company receives funds from vendors in the normal course of business for a variety of reasons, including purchase- volume-related rebates, defective merchandise allowances, advertising allowances, reimbursement for selling expenses, displays and third-party, in-store service related costs. Management uses projected purchase volumes to determine earnings rates, validates those projections based on actual and historical purchase trends and applies those rates to actual purchase volumes to determine the amount of funds earned by the Company and receivable from the vendor. Amounts earned could be impacted if actual purchase volumes differ from projected purchase volumes. The Company has historically treated volume-related discounts or rebates as a reduction of inventory cost and reimbursements of operating expenses received from vendors as a reduction of those specific expenses. The Company's historical accounting treatment for these vendor-provided funds is consistent with Emerging Issues Task Force (EITF) 02-16 "Accounting by a Customer (Including a Reseller) for Certain Consideration Received From a Vendor" with the exception of certain cooperative advertising allowances and in-store services provided by third parties for which the costs are ultimately funded by vendors. The Company previously treated the cooperative advertising allowances and in-store service funds as a reduction of the related expense. Under EITF 02-16, cooperative advertising allowances and in-store service funds should be treated as a reduction of inventory cost, unless they represent a reimbursement of specific, incremental and identifiable costs incurred by the customer to sell the vendor's product. The cooperative advertising and in-store service funds that the Company receives do not meet the specific, incremental and identifiable criteria in EITF 02-16. Therefore, for cooperative advertising and third-party, in-store service fund agreements entered into after December 31, 2002, which was the effective date of the related provision of EITF 02-16, the Company is treating these funds as a reduction in the cost of inventory and recognizing these funds as a reduction of cost of sales when the inventory is sold. There is no impact to the timing of when the funds are received from vendors or the associated cash flows, but there is an impact to the timing of income recognition. This accounting change did not have a material impact on the fiscal 2003 financial results, since substantially all of the cooperative advertising allowance and in-store service fund agreements for fiscal 2003 were entered into prior to December 31, 2002. The Company estimates that this one-time change in accounting will reduce fiscal 2004 earnings per share by approximately $0.13 per share.

Self-Insurance

The Company is self-insured for certain losses relating to worker's compensation, automobile, general and product liability claims. Self-insurance claims filed and claims incurred but not reported are accrued based upon management's estimates of the discounted aggregate liability for uninsured claims incurred using actuarial assumptions followed in the insurance industry and historical experience. These estimates are subject to changes in forecasted payroll, sales and vehicle units, as well as the frequency and severity of claims. Although management believes it has the ability to adequately record estimated losses related to claims, it is possible that actual results could differ from recorded self-insurance liabilities.

OPERATIONS

Net earnings for 2003 increased 28% to $1.9 billion or 6.1% of sales compared to $1.5 billion or 5.6% of sales for 2002. Net earnings for 2002 increased 44% to $1.5 billion or 5.6% of sales compared to $1.0 billion or 4.7% of sales for 2001. Diluted earnings per share were $2.34 for 2003 compared to $1.85 for 2002 and $1.30 for 2001. Return on beginning assets, defined as net earnings divided by beginning total assets, was 11.7% for 2003, compared to 10.7% for 2002 and 9.0% for 2001, and return on beginning shareholders' equity, defined as net earnings divided by beginning shareholders' equity, was 22.6% for 2003, compared to 22.0% for 2002 and 18.6% for 2001. Return on invested capital, defined as net earnings plus after-tax interest divided by the sum of beginning debt and equity, was 16.5% for 2003, compared to 15.1% for 2002 and 13.8% for 2001.

Sales amounts are from continuing operations and exclude sales from the Contractor Yard locations. The Company recorded sales of $30.8 billion in 2003, an 18% increase over 2002 sales of $26.1 billion. Sales for 2002 were 20% higher than 2001 levels. The increases in sales are attributable to the Company's ongoing store expansion and relocation program and comparable store sales increases. Comparable store sales increased 6.7% in 2003, compared to 5.8% in 2002. Average ticket increased 4% from $56.80 in 2002 to $59.21 in 2003 due in part to the success of the up-the-continuum initiative as well as Lowe's credit programs.

The comparable store sales increase in 2003 primarily resulted from improved sales in every merchandising category due to the initiatives previously described. During the year, the Company experienced its strongest sales increases in lumber, building materials, outdoor power equipment, paint, flooring and home organization. Major appliances continue to perform well and also exceeded the Company average comparable store sales increase. In addition, millwork, hardware, walls & windows, nursery and cabinets performed at approximately the overall corporate average comparable store sales increase. Comparable store sales were positive for every product category and all geographic regions due in part to the implementation of the merchandising and operations strategies previously discussed. The Company experienced slight inflation in lumber and building material prices during the year, which positively impacted comparable store sales by 50 basis points. The following table presents sales and store information excluding discontinued operations:

	2003	2002	2001
Sales (in millions)	$30,838	$26,112	$21,714
Sales Increases	18%	20%	18%
Comparable Store Sales Increases	6.7%	5.8%	2.5%
Average Ticket	$59.21	$56.80	$55.05
Average Ticket Increases	4%	3%	2%
At end of year:
Stores	952	828	718
Sales Floor Square Feet (in millions)	108.8	94.7	80.7
Average Store Size Square Feet (in thousands)	114	114	112

Gross margin in 2003 was 31.2% of sales compared to 30.4% in 2002. Both of these years showed improvement over the 29.0% rate achieved in 2001. The gross margin increases were driven not by higher prices, but rather the reduction of inventory acquisition costs. These lower inventory acquisition costs resulted in part from the product line review process, which takes costs out of the supply chain, as well as the use of the Company's sourcing offices to import products when possible. A reduction in inventory shrinkage as a percentage of sales in all three years presented also contributed to the increase in margin. From 2002 to 2003, the reduction of inventory shrinkage resulted in a 14 basis point increase in gross margin.

SG&A expenses were $5.5 billion or 18.0% of sales in 2003. SG&A expenses in the two previous years were $4.7 billion and $3.9 billion or 17.9% and 17.8% of sales, respectively. During 2003, SG&A increased 19% compared to the 18% increase in sales. In 2002, SG&A increased 21% compared to the 20% sales increase. In 2001, SG&A increased 17% compared to the 18% sales increase. The increase as a percent to sales in SG&A in 2003 was primarily due to stock compensation expense recorded as a result of the adoption of the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," prospectively for all employee awards granted or modified after January 31, 2003. The increase as a percent to sales in SG&A in 2002 was primarily due to increased store salaries combined with increased bonus achievement levels driven by increased earnings. The decrease as a percent to sales in SG&A during 2001 was primarily attributable to expense controls involving payroll and advertising costs.

Store opening costs, which were expensed as incurred, were $128 million for 2003 compared to $129 million and $140 million in 2002 and 2001, respectively. These costs are associated with the opening of 130 stores in 2003 (125 new and five relocated). This compares to 123 stores in 2002 (112 new and 11 relocated) and 115 stores in 2001 (101 new and 14 relocated). Because store opening costs are expensed as incurred, the expenses recognized may fluctuate based on the timing of store openings in future or prior periods. As a percentage of sales, store opening costs were 0.4% for 2003 compared to 0.5% and 0.6% in 2002 and 2001, respectively. Store opening costs averaged approximately $1.0 million per store in 2003 and 2002, and $1.2 million in 2001.

Depreciation, reflecting continued expansion, increased 22% to $758 million in 2003, compared to increases of 21% and 26% in 2002 and 2001, respectively. Depreciation as a percentage of sales was 2.5% for 2003, a slight increase from 2.4% in 2002 and 2001. Approximately 95% of new stores opened in the last three years have been owned. Property, less accumulated depreciation, increased to $11.9 billion at January 30, 2004 compared to $10.4 billion at January 31, 2003. The increase in property resulted primarily from the Company's store expansion program and increased distribution capacity.

Net interest costs as a percent of sales were 0.6% for 2003, 0.7% for 2002 and 0.8% for 2001. Net interest costs totaled $180 million in 2003, $182 million in 2002 and $174 million in 2001. Interest costs have decreased due to lower debt levels resulting from scheduled debt repayments. Interest costs relating to capital leases were $40 million for 2003 and 2002 and $41 million for 2001. See the discussion of liquidity and capital resources below.

The Company's effective income tax rates were 37.9%, 37.6% and 37.0% in 2003, 2002 and 2001, respectively. The higher rates were primarily related to expansion into states with higher state income tax rates.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes the Company's significant contractual obligations and commercial commitments.

Contractual Obligations	Payments Due by Period
(In Millions)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-Term Debt (net of discount)	$ 3,773	$ 54	$ 616	$ 67	$ 3,036
Capital Lease Obligations	770	60	120	118	472
Operating Leases	3,220	225	438	432	2,125
Purchase Obligations[1]	105	105	-	-	-

Total Contractual Cash Obligations	$ 7,868	$ 444	$ 1,174	$ 617	$ 5,633

1 Represents contracts for purchases of property and construction of buildings.

The primary sources of liquidity are cash flows from operating activities. Net cash provided by operating activities from continuing operations was $3.0 billion for 2003 compared to $2.7 billion and $1.6 billion in 2002 and 2001, respectively. The increase in cash provided by operating activities during 2003 resulted primarily from increased net earnings. The increase in cash provided by operating activities during 2002 resulted primarily from increased net earnings, improved payables leverage due to better inventory turns and an increase in operating liabilities primarily due to the increase in sales volume. Working capital at January 30, 2004 was $2.3 billion compared to $2.0 billion at January 31, 2003.

The primary component of net cash used in investing activities from continuing operations continues to be new store facilities and the infrastructure to support this growth. Cash acquisitions of fixed assets were $2.4 billion for both 2003 and 2002. This compares to $2.2 billion for 2001. Retail selling space of 108.8 million square feet as of January 30, 2004 increased 15% over the selling space as of January 31, 2003. The January 31, 2003 selling space total of 94.7 million square feet represented a 17% increase over February 1, 2002.

Cash flows used in financing activities from continuing operations were $17 million in 2003 compared to $64 million in 2002. Cash flows provided by financing activities were $929 million in 2001. Financing uses of cash in 2003 primarily consisted of $87 million from cash dividend payments, $50 million from the repayment of short-term borrowings and $29 million from scheduled debt repayments. These uses were partially offset by proceeds generated from stock option exercises totaling $97 million and $52 million in cash proceeds from the employee stock purchase plan. Financing uses of cash in 2002 primarily consisted of $66 million from cash dividend payments, $63 million in scheduled debt repayments and $50 million from the repayment of short-term borrowings. These uses were partially offset by proceeds generated from stock option exercises totaling $65 million and $50 million in cash proceeds from the employee stock purchase plan. The cash provided by financing activities in 2001 primarily resulted from the issuance of $580.7 million aggregate principal amount of senior convertible notes due October 2021 and $1.005 billion aggregate principal amount of convertible notes due February 2021. These cash inflows of $1.1 billion were offset by a decrease in cash due to the payment of $60 million in cash dividends, $63 million in scheduled debt maturities and the repayment of $150 million in short-term borrowings. The ratio of long-term debt to equity plus long-term debt was 26.3%, 31.0% and 35.9% as of the fiscal years ended 2003, 2002 and 2001, respectively.

Sources of Liquidity

The Company has an $800 million senior credit facility. The facility is split into a $400 million five-year tranche, expiring in August 2006, and a $400 million 365-day tranche, expiring in July 2004, which is renewable annually. The facility is used to support the Company's $800 million commercial paper program and for short-term borrowings. Borrowings made are priced based upon market conditions at the time of funding in accordance with the terms of the senior credit facility. The senior credit facility contains certain restrictive covenants which include maintenance of a specific financial ratio. The Company was in compliance with those covenants at January 30, 2004. Fifteen banking institutions are participating in the $800 million senior credit facility and, as of January 30, 2004, there were no outstanding loans under the facility.

In July 2003, the Company terminated a $100 million revolving credit and security agreement with a financial institution which was scheduled to expire in November 2003. The remaining outstanding balance of $50 million was repaid at the time of termination.

Five banks have extended lines of credit aggregating $330 million for the purpose of issuing documentary letters of credit and standby letters of credit. These lines do not have termination dates but are reviewed periodically. Commitment fees ranging from .25% to .50% per annum are paid on the amounts of standby letters of credit. Outstanding letters of credit totaled $161 million as of January 30, 2004 and $122 million as of January 31, 2003.

Cash Requirements

In December 2003, the Board of Directors authorized a share repurchase program of up to $1 billion through the end of 2005. This new program is intended to be implemented through purchases made from time to time either in the open market or through private transactions. Shares purchased under the share repurchase program will be retired and returned to authorized and unissued status. As no shares had been repurchased as of January 30, 2004, the share repurchase program had a remaining authorized balance of $1 billion for future common stock repurchases.

With recent tax law changes, dividends are now a more tax-efficient method of returning capital to shareholders. As a result, in the third quarter of 2003, Lowe's increased its quarterly cash dividend per share by 20% to $0.03, which will increase cash paid for dividends in 2004 as compared to 2003.

The Company's 2004 capital budget is $3.4 billion, inclusive of approximately $321 million of leases. Approximately 76% of this planned commitment is for store expansion and new distribution centers. Expansion plans for 2004 consist of approximately 140 stores, including approximately four relocations of older stores. This planned expansion is expected to increase sales floor square footage by approximately 14%. Approximately 2% of the 2004 projects will be build-to-suit leases, 28% will be ground leased properties and 70% will be owned. The Company does not foresee acquisitions, domestic or international, as a near-term strategic initiative given the significant opportunities for expansion in the U.S. with the Company's current growth strategy.

At January 30, 2004, the Company operated nine regional distribution centers. In February 2003, the Company began construction on an additional regional distribution center located in Poinciana, Florida, which is expected to be operational in the third quarter of 2004. The Company has begun construction on an additional regional distribution center in Plainfield, Connecticut, to be open in fiscal 2005. At the end of fiscal 2003, the Company operated nine flatbed distribution centers for the handling of lumber, building materials and other long-length items. The Company expects to open three additional flatbed distribution centers in 2004.

The Company believes that funds from operations will be adequate to finance the 2004 expansion plan and other operating requirements. However, general economic downturns, fluctuations in the prices of products and unanticipated impact arising from competition could have an effect on funds generated from operations and our future expansion plans. In addition, the availability of funds through the issuance of commercial paper and new debt could be adversely affected due to a debt rating downgrade or a deterioration of certain financial ratios. There are no provisions in any agreements that would require early cash settlement of existing debt or leases as a result of a downgrade in the Company's debt rating or a decrease in the Company's stock price. Holders of the Company's $580.7 million Senior Convertible notes may convert their notes into the Company's common stock if the minimum investment grade rating is not maintained. There is no indication that the Company will not be able to maintain this minimum investment grade rating. In addition, if a change in control of the Company occurs on or before October 2006, each holder may require the Company to purchase for cash all or a portion of such holder's notes. The Company may redeem for cash all or a portion of the notes at any time beginning October 2006, at a price equal to the sum of the issue price plus accrued original issue discount and accrued cash interest, if any, on the redemption date. The Company's debt ratings at January 30, 2004 were as follows:

Current Debt Ratings
	S&P	Moody's	Fitch
Commercial Paper	A1	P1	F1
Senior Debt	A	A2	A

Outlook	Positive	Stable	Stable

COMPANY OUTLOOK

During fiscal 2004, the Company expects to open 140 stores, resulting in total square footage growth of approximately 14%. The Company expects total sales to increase approximately 17% and comparable store sales to increase 5% to 6%. Including the estimated 50 basis point negative impact of adopting EITF 02-16, operating margin is expected to decline 20 to 30 basis points. In addition, store opening costs are expected to be approximately $137 million. Including the estimated $0.13 per share negative impact of adopting EITF 02-16, diluted earnings per share of $2.63 to $2.66 are expected for the fiscal year ending January 28, 2005. Excluding the impact of adopting the accounting change, diluted earnings per share of $2.76 to $2.79 would be expected.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's major market risk exposure is the potential loss arising from the impact of changing interest rates on long-term debt. The Company currently only has fixed rate debt. The Company's policy is to monitor the interest rate risks associated with this debt, and the Company believes any significant risks could be offset by available variable rate instruments available through the Company's lines of credit. The following tables summarize the Company's market risks associated with long-term debt, excluding capital leases. The tables present principal cash outflows and related interest rates by year of maturity, excluding unamortized original issue discounts as of January 30, 2004 and January 31, 2003. The fair values included below were determined using quoted market rates or interest rates that are currently available to the Company on debt with similar terms and remaining maturities.

	Long-Term Debt Maturities by Fiscal Year January 30, 2004

		Average		Average
	Fixed	Interest	Variable	Interest
(Dollars in Millions)	Rate	Rate	Rate	Rate
2004	$ 54	7.98%	$ -	-
2005	608	7.32	-	-
2006	8	7.70	-	-
2007	61	6.89	-	-
2008	6	7.39	-	-
Thereafter	3,036	4.49%	-	-
Total	$ 3,773		$ -
Fair Value	$ 3,985		$ -

	Long-Term Debt Maturities by Fiscal Year January 31, 2003

		Average		Average
	Fixed	Interest	Variable	Interest
(Dollars in Millions)	Rate	Rate	Rate	Rate
2003	$ 8	7.64%	$ -	-
2004	55	7.98	-	-
2005	609	7.32	-	-
2006	8	7.70	-	-
2007	61	6.89	-	-
Thereafter	3,042	4.49%	-	-
Total	$ 3,783		$ -
Fair Value	$ 3,747		$ -

-Page 25-

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Lowe's Companies, Inc.

We have audited the accompanying consolidated balance sheets of Lowe's Companies, Inc. and subsidiaries (the "Company") as of January 30, 2004 and January 31, 2003, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three fiscal years in the period ended January 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at January 30, 2004 and January 31, 2003, and the results of its operations and its cash flows for each of the three fiscal years in the period ended January 30, 2004 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation effective February 1, 2003.

/s/ DELOITTE & TOUCHE LLP

Charlotte, North Carolina
March 19, 2004 (April 2, 2004, as to the third paragraph in Note 10)

-Page 26-
Lowe's Companies, Inc.
Consolidated Statements of Earnings

(In Millions, Except Per Share Data)	January 30,	%	January 31,	%	February 1,	%
Years Ended on	2004	Sales	2003	Sales	2002	Sales

Net Sales	$ 30,838	100.00%	$ 26,112	100.00%	$ 21,714	100.00%
Cost of Sales	21,231	68.85	18,164	69.56	15,427	71.05
Gross Margin	9,607	31.15	7,948	30.44	6,287	28.95
Expenses:
Selling, General and Administrative (Note 5)	5,543	17.97	4,676	17.97	3,857	17.76
Store Opening Costs	128	0.42	129	0.49	140	0.64
Depreciation	758	2.46	622	2.38	513	2.36
Interest (Note 15)	180	0.58	182	0.70	174	0.81
Total Expenses	6,609	21.43	5,609	21.48	4,684	21.57
Pre-Tax Earnings	2,998	9.72	2,339	8.96	1,603	7.38
Income Tax Provision (Note 13)	1,136	3.68	880	3.38	593	2.73
Earnings from Continuing Operations	1,862	6.04	1,459	5.58	1,010	4.65
Earnings from Discontinued Operations, Net of Tax (Note 2)	15	0.05	12	0.05	13	0.06
Net Earnings	877	6.09%	$ 1,471	5.63%	$ 1,023	4.71%

Basic Earnings Per Share (Note 9)	$ 2.37		$ 1.87		$ 1.31
Continuing Operations	0.02		0.02		0.02
Discontinued Operations	$ 2.39		$ 1.89		$ 1.33
Basic Earnings per Share

Diluted Earnings Per Share (Note 9)
Continuing Operations	$ 2.32		$ 1.83		$ 1.28
Discontinued Operations	0.02		0.02		0.02
Diluted Earnings per Share	$ 2.34		$ 1.85		$ 1.30

Cash Dividends Per Share	$ 0.11		$ 0.09		$ 0.08

See accompanying notes to the consolidated financial statements.

-Page 27-

Lowe's Companies, Inc.
Consolidated Balance Sheets

In Millions, Except Par Value Data)		January 30, 2004	% Total	January 31, 2003	% Total
Assets
Current Assets:
Cash and Cash Equivalents		$ 1,446	7.6%	$ 853	5.3%
Short-Term Investments (Note 3)		178	0.9	273	1.7
Accounts Receivable - Net (Note 1)		131	0.7	172	1.1
Merchandise Inventory (Note 1)		4,584	24.1	3,968	24.6
Deferred Income Taxes (Note 13)		59	0.3	58	0.4
Other Current Assets		289	1.5	244	1.5
Total Current Assets		6,687	35.1	5,568	34.6
Property, Less Accumulated Depreciation (Notes 4 and 5)		11,945	62.7	10,352	64.3
Long-Term Investments (Note 3)		169	0.9	29	0.2
Other Assets (Note 5)		241	1.3	160	0.9
Total Assets		$ 19,042	100.0%	$ 16,109	100.0%

Liabilities and Shareholders' Equity
Current Liabilities:
Short-Term Borrowings (Note 6)		$ -	-%	$ 50	0.3%
Current Maturities of Long-Term Debt (Note 7)		77	0.4	29	0.2
Accounts Payable		2,366	12.3	1,943	12.1
Employee Retirement Plans (Note 12)		74	0.4	88	0.5
Accrued Salaries and Wages		335	1.8	306	1.9
Other Current Liabilities (Note 5)		1,516	8.0	1,162	7.2
Total Current Liabilities		4,368	22.9	3,578	22.2
Long-Term Debt, Excluding Current Maturities (Notes 7, 8 and 11)		3,678	19.3	3,736	23.2
Deferred Income Taxes (Note 13)		657	3.5	478	3.0
Other Long-Term Liabilities		30	0.2	15	0.1
Total Liabilities		8,733	45.9	7,807	48.5

Shareholders' Equity (Note 10):
Preferred Stock - $5 Par Value, none issued		-	-	-	-
Common Stock - $.50 Par Value;
Shares Issued and Outstanding
January 30,2004	787
January 31, 2003	782	394	2.1	391	2.4
Capital in Excess of Par Value		2,237	11.7	2,023	12.6
Retained Earnings		7,677	40.3	5,887	36.5
Accumulated Other Comprehensive Income		1	-	1	-
Total Shareholders' Equity		10,309	54.1	8,302	51.5
Total Liabilities and Shareholders' Equity		$ 19,042	100.0%	$ 16,109	100.0%

See accompanying notes to the consolidated financial statements.

-Page 28-

Lowe's Companies, Inc
Consolidated Statements of Shareholders' Equity

	Common Stock
(In millions)	Shares	Amount	Capital in Excess of Par Value	Retained Earnings	Unearned Compensation-Restricted Stock Awards	Accumulated Other Comprehensive Income	Total Shareholders' Equity

Balance February 2, 2001	766.5	$ 383	$ 1,595	$ 3,519	$ (2)	$ 1	$ 5,496

Comprehensive Income:
Net Earnings				1,023
Total Comprehensive Income							1,023
Tax Effect of Non-qualified
Stock Options Exercised			35				35
Cash Dividends				(60)			(60)
Employee Stock Options Exercised (Note 10)	5.6	3	74				77
Stock Issued to ESOP (Notes 10 and 15)	1.9	1	62				63
Employee Stock Purchase Plan (Note 10)	1.7	1	37				38
Unearned Compensation -
Restricted Stock Awards (Notes 10 and 15)					2		2
Balance February 1, 2002	775.7	$ 388	$ 1,803	$ 4,482	$ -	$ 1	$ 6,674
Comprehensive Income:
Net Earnings				1,471
Total Comprehensive Income							1,471
Tax Effect of Non-qualified
Stock Options Exercised			29				29
Cash Dividends				(66)			(66)
Employee Stock Options Exercised (Note 10)	2.9	1	64				65
Stock Issued to ESOP (Notes 10 and 15)	1.9	1	78				79
Employee Stock Purchase Plan (Note 10)	1.4	1	49				50
Balance January 31, 2003	781.9	$ 391	$ 2,023	$ 5,887	$ -	$ 1	$ 8,302
Comprehensive Income:
Net Earnings				1,877
Total Comprehensive Income							1,877
Tax Effect of Non-qualified
Stock Options Exercised			27				27
Cash Dividends				(87)			(87)
Stock Compensation Expense (Notes 1 and 10)			41				41
Employee Stock Options Exercised (Note 10)	4.0	2	95				97
Employee Stock Purchase Plan (Note 10)	1.4	1	51				52
Balance January 30, 2004	787.3	$ 394	$ 2,237	$ 7,677	$ -	$ 1	$ 10,309

See accompanying notes to the consolidated financial statements.

-Page 29-

Lowe's Companies, Inc.
Consolidated Statements of Cash Flows

(In Millions)	January 30,	January 31,	February 1,
Years Ended On	2004	2003	2002
Cash Flows from Operating Activities:
Net Earnings	$ 1,877	$ 1,471	$ 1,023
Earnings from Discontinued Operations, Net of Tax	(15)	(12)	(13)
Earnings from Continuing Operations	1,862	1,459	1,010
Adjustments to Reconcile Net Earnings to Net Cash
Provided By Operating Activities:
Depreciation and Amortization	781	641	530
Deferred Income Taxes	178	208	42
Loss on Disposition/Writedown of Fixed and Other Assets	31	18	39
Stock-Based Compensation Expense	41	-	-
Tax Effect of Stock Options Exercised	31	29	35
Changes in Operating Assets and Liabilities:
Accounts Receivable - Net	2	(9)	(5)
Merchandise Inventory	(648)	(357)	(326)
Other Operating Assets	(45)	(41)	(37)
Accounts Payable	423	228	1
Employee Retirement Plans	(14)	40	114
Other Operating Liabilities	399	461	193
Net Cash Provided by Operating Activities from Continuing Operations	3,041	2,677	1,596

Cash Flows from Investing Activities:
Decrease (Increase) in Investment Assets:
Short-Term Investments	139	(203)	(30)
Purchases of Long-Term Investments	(381)	(24)	(1)
Proceeds from Sale/Maturity of Long-Term Investments	193	-	3
Increase in Other Long-Term Assets	(95)	(33)	(14)
Fixed Assets Acquired	(2,444)	(2,359)	(2,196)
Proceeds from the Sale of Fixed and Other Long-Term Assets	45	44	42
Net Cash Used in Investing Activities from Continuing Operations	(2,543)	(2,575)	(2,196)

Cash Flows from Financing Activities:
Net Decrease in Short-Term Borrowings	(50)	(50)	(150)
Long-Term Debt Borrowings	-	-	1,087
Repayment of Long-Term Debt	(29)	(63)	(63)
Proceeds from Employee Stock Purchase Plan	52	50	38
Proceeds from Stock Options Exercised	97	65	77
Cash Dividend Payments	(87)	(66)	(60)
Net Cash (Used in) Provided by Financing Activities from Continuing Operations	(17)	(64)	929

Net Cash Provided by Discontinued Operations	112	16	14

Net Increase (Decrease) in Cash and Cash Equivalents	593	54	343
Cash and Cash Equivalents, Beginning of Year	853	799	456
Cash and Cash Equivalents, End of Year	$ 1,446	$ 853	$ 799

See accompanying notes to the consolidated financial statements

-Pages 30-38-

LOWE'S COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 30, 2004, JANUARY 31, 2003 AND FEBRUARY 1, 2002

NOTE 1 Summary of Significant Accounting Policies:

The Company is the world's second largest home improvement retailer and operated 952 stores in 45 states at January 30, 2004. Below are those accounting policies considered to be significant by the Company.

Fiscal Year - The Company's fiscal year generally ends on the Friday nearest the end of January. Each of the fiscal years presented contains 52 weeks. All references herein for the years 2003, 2002 and 2001 represent the fiscal years ended January 30, 2004, January 31, 2003 and February 1, 2002, respectively.

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

Investments  - The Company has a cash management program which provides for the investment of cash balances not expected to be used in current operations in financial instruments that have maturities of up to 10 years. Investments, exclusive of cash equivalents, with a maturity date of one year or less from the balance sheet date or that are expected to be used in current operations, are classified as short-term investments. All other investments are classified as long-term. Investments consist primarily of money market preferred stocks, municipal obligations, agency bonds, corporate notes and stocks and mutual funds.

The Company has classified all investment securities as available-for-sale, and they are carried at fair market value. Unrealized gains and losses on such securities are included in accumulated other comprehensive income in shareholders' equity.

Derivative Financial Instruments - The Company does not use derivative financial instruments for trading purposes.

Accounts Receivable - The majority of accounts receivable arise from sales to commercial business customers. The allowance for doubtful accounts is based on historical experience and a review of existing receivables. The allowance for doubtful accounts was $7 million at January 30, 2004 and January 31, 2003.

Sales generated through the Company's private label credit cards are not reflected in receivables. Under an agreement with General Electric Company and its subsidiaries (GE), consumer credit is extended directly to customers by GE. All credit program-related services are performed and controlled directly by GE. The Company has the option, but no obligation, at the end of the agreement to purchase the receivables. The total portfolio of receivables held by GE approximated $3.8 billion at January 30, 2004 and $3.3 billion at January 31, 2003.

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

Depreciation is provided over the estimated useful lives of the depreciable assets. Assets are depreciated using the straight-line method. Leasehold improvements are depreciated over the shorter of their estimated useful lives or the term of the related lease.

Impairment/Store Closing - Losses related to impairment of long-lived assets are recognized when circumstances indicate the carrying values of the assets may not be recoverable. The Company periodically reviews the carrying value of long-lived assets for potential impairment. When management commits to close or relocate a store location, or when there are indicators that the carrying value of a long-lived asset may not be recoverable, the Company evaluates the carrying value of the asset in relation to its expected undiscounted future cash flows. If the carrying value of the assets is greater than the expected undiscounted future cash flows and the fair value of the assets is less than the carrying value, a provision is made for the impairment of the assets based on the excess of carrying value over fair value.

When a leased location is closed, a provision is made for the fair value of future contractual obligations, including property taxes, utilities, and common area maintenance, net of anticipated sublease income. Provisions for impairment and store closing costs are included in selling, general and administrative expenses (SG&A).

Leases -  Assets under capital leases are amortized in accordance with the Company's normal depreciation policy for owned assets or over the lease term, if shorter, and the charge to earnings is included in depreciation expense in the consolidated financial statements.

Self-Insurance - The Company is self-insured for certain losses relating to worker's compensation, automobile, property, general and product liability claims. The Company has stop loss coverage to limit the exposure arising from these claims. Self-insurance claims filed and claims incurred but not reported are accrued based upon management's estimates of the discounted aggregate liability for uninsured claims incurred using actuarial assumptions followed in the insurance industry and historical experience. Although management believes it has the ability to adequately record estimated losses related to claims, it is possible that actual results could differ from recorded self-insurance liabilities.

Income Taxes  - Income taxes are provided for temporary differences between the tax and financial accounting bases of assets and liabilities using the asset and liability method. The tax effects of such differences are reflected in the balance sheet at the enacted tax rates expected to be in effect when the differences reverse.

Store Opening Costs  - Costs of opening new or relocated retail stores are charged to operations as incurred.

Revenue Recognition - The Company recognizes revenues when sales transactions occur and customers take possession of the merchandise. A provision for anticipated merchandise returns is provided in the period that the related sales are recorded.

Revenues from product installation services are recognized when the installation is completed. Revenues from gift cards are deferred and recognized when the cards are redeemed.

Advertising - Costs associated with advertising are charged to operations as incurred. Gross advertising expenses were $682 million, $608 million and $519 million in 2003, 2002 and 2001, respectively. Cooperative advertising vendor funds of $673 million, $583 million and $481 million in 2003, 2002 and 2001, respectively were recorded as a reduction of these expenses with the net amount included in SG&A.

Vendor Funds - The Company receives funds from vendors in the normal course of business for a variety of reasons including purchase volume related rebates, defective merchandise allowances, cooperative advertising allowances, reimbursement for selling expenses, displays and third-party, in-store service related costs. The Company has historically treated volume-related discounts or rebates as a reduction of inventory cost and reimbursements of operating expenses received from vendors as a reduction of those specific expenses. The Company's historical accounting treatment for these vendor provided funds is consistent with Emerging Issues Task Force (EITF) 02-16 with the exception of certain cooperative advertising allowances and in-store services provided by third parties for which the costs are ultimately funded by vendors. The Company previously treated the cooperative advertising allowances and in-store service funds as a reduction of the related expense. Under EITF 02-16, cooperative advertising allowances and in-store service funds should be treated as a reduction of inventory cost, unless they represent a reimbursement of specific, incremental and identifiable costs incurred by the customer to sell the vendor's product.

The cooperative advertising agreements with the Company's vendors provide funds for general Company advertising to drive customer traffic, which in turn, increases sales of the vendors' products. These funds did not meet the specific, incremental and identifiable criteria in EITF 02-16. Therefore, for cooperative advertising agreements entered into after December 31, 2002, the Company is treating cooperative advertising funds as a reduction in the cost of inventory and recognizing these funds as a reduction of cost of sales when the inventory is sold.

The third-party, in-store service fund agreements with the Company's vendors provide funds for third parties to provide general merchandising functions within the Company's retail stores. Third-party vendors providing these functions service multiple areas and products within the Company's stores. Neither the Company, nor the third-party service providers have the ability to specifically identify time spent on a merchandise vendor's products in multiple locations and match them to specific funds from merchandise vendors. As such, these funds did not meet the specific, incremental and identifiable criteria in EITF 02-16. Therefore, for third-party, in-store service fund agreements entered into after December 31, 2002, the Company is treating third-party, in-store service funds as a reduction in the cost of inventory and recognizing these funds as a reduction of cost of sales when the inventory is sold. Third-party, in-store service costs are included in SG&A and are presented net of third-party, in-store service vendor funds of $175 million, $69 million and $30 million in 2003, 2002 and 2001, respectively.

This accounting change did not have a material impact on the 2003 financial statements since substantially all of the cooperative advertising allowance and in-store service fund agreements for 2003 were entered into prior to December 31, 2002, the effective date of the related provision of EITF 02-16.

Stock-Based Compensation - Prior to 2003, the Company accounted for its stock-based compensation plans under the recognition and measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Therefore, no stock-based employee compensation is reflected in 2002 or 2001 net income, other than for restricted stock grants, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

Effective February 1, 2003, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," prospectively for all employee awards granted or modified after January 31, 2003. Therefore, in accordance with the requirements of SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," the cost related to stock-based employee compensation included in the determination of net income for year ended January 30, 2004 is less than that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of SFAS No. 123. The Company recognized compensation expense in 2003 totaling $41 million for stock options and awards granted or modified during the year. These options generally vest over three years.

The following table illustrates the effect on net earnings and earnings per share if the fair-value-based method had been applied to all outstanding and unvested awards in each period:

(In Millions, Except Per Share Data)	2003	2002	2001
Net Earnings, as Reported	$1,877	$1,471	$1,023

Deduct: Total Unrecognized Stock-Based
Employee Compensation Expense Determined
Under the Fair-Value-Based Method for All
Awards Net of Related Tax Effects	(61)	(85)	(55)

Pro forma Net Earnings	$1,816	$ 1,386	$ 968

Earnings per share:
Basic - as reported	$ 2.39	$ 1.89	$ 1.33
Basic - pro forma	$ 2.31	$ 1.78	$ 1.25

Diluted - as reported	$ 2.34	$ 1.85	$ 1.30
Diluted - pro forma	$ 2.27	$ 1.73	$ 1.22

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the assumptions listed below:

	2003	2002	2001
Weighted average fair value per option	$17.64	$19.22	$17.39
Assumptions used:
Weighted average expected volatility	44.0%	43.7%	41.1%
Weighted average expected dividend yield	0.26%	0.27%	0.23%
Weighted average risk-free interest rate	2.89%	4.35%	4.58%
Weighted average expected life, in years	5.5	4.0-7.0	7.0

Shipping and Handling Costs - The Company includes shipping and handling costs relating to the shipment of products to customers by third parties in cost of sales. Shipping and handling costs, which include salaries and vehicle operations expenses relating to the delivery of products to customers by the Company are classified as SG&A. Shipping and handling costs included in SG&A were $216 million, $193 million, and $163 million during 2003, 2002, and 2001, respectively.

Recent Accounting Pronouncements - In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" (FIN 46). In December 2003, the FASB issued a revision to FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 provides guidance on the identification and consolidation of variable interest entities, or VIEs, which are entities for which control is achieved through means other than through voting rights. The provisions of FIN 46 are required to be applied to VIEs created or in which the Company obtains an interest after January 31, 2003. For VIEs in which the Company holds a variable interest that it acquired before February 1, 2003, the provisions of FIN 46 are effective for the first quarter of 2004. Due to the ongoing deliberations and clarifications by the FASB, we are still assessing the provisions of FIN 46. However, the Company does not expect the adoption of FIN 46 in the first quarter of 2004 to have a material impact on its financial position, results of operations or cash flows.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. This Statement is effective for contracts entered into or modified after June 30, 2003, except in certain instances stated within SFAS No. 149 and for hedging relationships designated after June 30, 2003. The initial adoption of this standard did not have a material impact on the Company's financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 changes the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new Statement requires that those instruments be classified as liabilities in statements of financial position. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of non public entities. The initial adoption of this standard did not have a material impact on the Company's financial statements.

Reclassifications - Certain prior period amounts have been reclassified to conform to current classifications.

NOTE 2 - Discontinued Operations:

During the fourth quarter of 2003, the Company sold 26 commodity-focused locations operating under The Contractor Yard name (the "Contractor Yards"). This sale was effected to allow the Company to continue to focus on its retail and commercial business. The Company has reported the results of operations of the Contractor Yards as discontinued operations for 2003, 2002 and 2001. Total net assets included in the disposal group and sold as of January 30, 2004 were approximately $111 million and consisted primarily of $47 million in net accounts receivable, $37 million in merchandise inventory and $27 million in property, less accumulated depreciation.

The results of operations of the Contractor Yards included in discontinued operations were as follows:

	Years Ended On
(In Millions)	January 30, 2004	January 31, 2003	February 1, 2002
Net Sales from Discontinued Operations	$425	$379	$397
Pre-Tax Earnings from Discontinued Operations	20	20	21
Gain on Sale of Contractor Yards	5	-	-
Income Tax Provision	10	8	8
Earnings from Discontinued Operations, Net of Tax	$ 15	$ 12	$ 13

NOTE 3 - Investments:

 The Company's investment securities are classified as available-for-sale. The amortized cost, gross unrealized holding gains and losses and fair values of the investments at January 30, 2004 and January 31, 2003 were as follows:

	January 30, 2004
(In Millions)	Amortized	Gross Unrealized	Gross Unrealized	Fair
Type	Cost	Gains	Losses	Value

Municipal Obligations	$ 160	$ -	$ -	$ 160
Money Market Preferred Stock	18	-	-	18
Classified as Short-Term	178	-	-	178

Municipal Obligations	92	-	-	92
Corporate Notes	32			32
Agency Bonds	23	-	-	23
Asset-Backed Obligations	16			16
Mutual Funds	6	-	-	6
Classified as Long-Term	169	-	-	169

Total	$ 347	$ -	$ -	$ 347

	January 31, 2003
(In Millions)	Amortized	Gross Unrealized	Gross Unrealized	Fair
Type	Cost	Gains	Losses	Value

Municipal Obligations	$ 82	$ -	$ -	$ 82
Money Market Preferred Stock	186	-	-	186
Corporate Notes	5	-	-	5
Classified as Short-Term	273	-	-	273

Municipal Obligations	11	-	-	11
Agency Bonds	17	-	-	17
Mutual Funds	1	-	-	1
Classified as Long-Term	29	-	-	29

Total	$ 302	$ -	$ -	$ 302

The unrealized net gain on available-for-sale securities was $159 thousand, net of the tax expense of $58 thousand at January 30, 2004. The unrealized net loss on available-for-sale securities was $285 thousand, net of the tax benefit of $172 thousand at January 31, 2003.

The proceeds from sales of available-for-sale securities were $204 million, $2 million and $1 million for 2003, 2002 and 2001, respectively. Gross realized gains and losses on the sale of available-for-sale securities were not significant for any of the periods presented. The municipal obligations and agency bonds classified as long-term at January 30, 2004 will mature in one to five years.

NOTE 4 - Property and Accumulated Depreciation:

Property is summarized by major class in the following table:

	January 30,	January 31,
(In Millions)	2004	2003
Cost:
Land	$ 3,635	$ 3,133
Buildings	5,950	5,092
Equipment	4,355	3,663
Leasehold Improvements	1,133	929

Total Cost	15,073	12,817
Accumulated Depreciation and Amortization	(3,128)	(2,465)

Net Property	$11,945	$10,352

The estimated depreciable lives, in years, of the Company's property are: buildings, 20 to 40; store, distribution and office equipment, 3 to 10; leasehold improvements, generally the life of the related lease.

Included in net property are assets under capital lease of $539 million, less accumulated depreciation of $108 million at January 30, 2004, and $543 million, less accumulated depreciation of $93 million at January 31, 2003.

NOTE 5 - Impairment and Store Closing Costs

The Company periodically reviews the carrying value of long-lived assets for potential impairment. When management commits to close or relocate a store location, or when there are indicators that the carrying value of a long-lived asset may not be recoverable, the Company evaluates the carrying value of the asset in relation to its expected future cash flows. If the carrying value of the assets is greater than the expected future cash flows and the fair value of the assets is less than the carrying value, a provision is made for the impairment of the assets based on the excess of carrying value over fair value. The fair value of the assets is generally based on internal or external appraisals and the Company's historical experience. The provision for impairment is included in SG&A.

Closed store real estate is included in other assets and amounted to $89 million and $94 million at January 30, 2004 and January 31, 2003, respectively.

When leased locations are closed, a liability is recognized for the fair value of future contractual obligations, including property taxes, utilities, and common area maintenance, net of anticipated sublease income. The provision for store closing costs is included in SG&A.

The following table illustrates the store closing liability and the respective changes in the obligation, which is included in other current liabilities in the consolidated balance sheet.

Store Closing Liability
(In Millions)

Balance at February 2, 2001	$ 19

Accrual for Store Closing Costs	6
Lease Payments, Net of Sublease Income	(8)

Balance at February 1, 2002	$ 17

Accrual for Store Closing Costs	9
Lease Payments, Net of Sublease Income	(10)
Balance at January 31, 2003	$ 16

Accrual for Store Closing Costs	12
Lease Payments, Net of Sublease Income	(9)

Balance at January 30, 2004	$ 19

NOTE 6  - Short-term Borrowings and Lines of Credit:

The Company has an $800 million senior credit facility. The facility is split into a $400 million five-year tranche, expiring in August 2006 and a $400 million 365-day tranche, expiring in July 2004, which is renewable annually. The facility is used to support the Company's $800 million commercial paper program and for short-term borrowings. Borrowings made are priced based upon market conditions at the time of funding in accordance with the terms of the senior credit facility. The senior credit facility contains certain restrictive covenants, which include maintenance of a specific financial ratio. The Company was in compliance with those covenants at January 30, 2004. Fifteen banking institutions are participating in the $800 million senior credit facility and, as of January 30, 2004, there were no outstanding loans under the facility.

In July 2003, the Company terminated a $100 million revolving credit and security agreement with a financial institution which was scheduled to expire in November 2003. The remaining outstanding balance of $50 million was repaid at the time of termination.

Five banks have extended lines of credit aggregating $330 million for the purpose of issuing documentary letters of credit and standby letters of credit. These lines do not have termination dates but are reviewed periodically. Commitment fees ranging from .25% to .50% per annum are paid on the amounts of standby letters of credit. Outstanding letters of credit totaled $161 million as of January 30, 2004 and $122 million as of January 31, 2003.

At January 31, 2003, the interest rate on short-term borrowings was 1.4%. There were no short-term borrowings outstanding at January 30, 2004.

NOTE 7 - Long-Term Debt:

		Fiscal Year
(In Millions)		of Final	January 30,	January 31,
Debt Category	Interest Rates	Maturity	2004	2003
Secured Debt:[1]
Mortgage Notes	7.00% to 9.25%	2028	$ 45	$ 55
Unsecured Debt:
Debentures	6.50% to 6.88%	2029	692	692
Notes	7.50% to 8.25%	2010	996	995
Medium-Term Notes - Series A	7.35% to 8.20%	2023	74	74
Medium-Term Notes - Series B2	6.70% to 7.61%	2037	267	266
Senior Notes	6.38%	2005	100	100
Convertible Notes	0.9% to 2.5%	2021	1,136	1,119
Capital Leases	6.58% to 19.57%	2029	445	464

Total Long-Term Debt			3,755	3,765
Less Current Maturities			77	29

Long-Term Debt, Excluding
Current Maturities			$3,678	$3,736

1 Real properties with an aggregate book value of $86 million were pledged as collateral at January 30, 2004 for secured debt.

2 Approximately 37% of these Medium-Term Notes may be put at the option of the holder on either the tenth or twentieth anniversary date of the issue at par value. None of these notes are currently putable.

Debt maturities, exclusive of capital leases, for the next five fiscal years and thereafter are as follows: 2004, $54 million; 2005, $608 million; 2006, $8 million; 2007, $61 million; 2008, $6 million; thereafter, $3,036 million.

The Company's debentures, senior notes, medium-term notes and convertible notes contain certain restrictive covenants, including maintenance of a specific financial ratio. The Company was in compliance with all covenants in these agreements at January 30, 2004 and January 31, 2003.

In October 2001, the Company issued $580.7 million aggregate principal of senior convertible notes at an issue price of $861.03 per note. Interest on the notes, at the rate of 0.8610% per year on the principal amount at maturity, is payable semiannually in arrears until October 2006. After that date, the Company will not pay cash interest on the notes prior to maturity. Instead, in October 2021 when the notes mature, a holder will receive $1,000 per note, representing a yield to maturity of approximately 1%. Holders may convert their notes into 17.212 shares of the Company's common stock, subject to adjustment, only if: the sale price of the Company's common stock reaches specified thresholds, the credit rating of the notes is below a specified level, the notes are called for redemption, or specified corporate transactions have occurred. Holders may require the Company to purchase all or a portion of their note in October 2006, at a price of $861.03 per note plus accrued cash interest, if any, or in October 2011, at a price of $905.06 per note. The Company may choose to pay the purchase price of the notes in cash or common stock or a combination of cash and common stock. In addition, if a change in control of the Company occurs on or before October 2006, each holder may require the Company to purchase for cash all or a portion of such holder's notes. The Company may redeem for cash all or a portion of the notes at any time beginning October 2006, at a price equal to the sum of the issue price plus accrued original issue discount and accrued cash interest, if any, on the redemption date. The conditions that permit conversion were not satisfied at January 30, 2004.

In February 2001, the Company issued $1.005 billion aggregate principal of convertible notes at an issue price of $608.41 per note. Interest will not be paid on the notes prior to maturity in February 2021, at which time the holders will receive $1,000 per note, representing a yield to maturity of 2.5%. Holders may convert their notes at any time on or before the maturity date, unless the notes have been previously purchased or redeemed, into 16.448 shares of the Company's common stock per note. Holders of the notes may require the Company to purchase all or a portion of their notes in February 2004 at a price of $655.49 per note or in February 2011 at a price of $780.01 per note. On either of these dates, the Company may choose to pay the purchase price of the notes in cash or common stock, or a combination of cash and common stock. In addition, if a change in control of the Company occurs on or before February 2004, each holder may require the Company to purchase, for cash, all or a portion of the holder's notes. Holders of an insignificant number of notes exercised their right to require the Company to purchase their notes in February 2004, all of which were purchased in cash.

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

	January 30, 2004		January 31, 2003
(In Millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Liabilities:
Long-Term Debt
(Excluding Capital Leases)	$3,310	$3,985	$3,302	$3,747

Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt issues that are not quoted on an exchange.

NOTE 9 - Earnings per Share:

Basic earnings per share (EPS) excludes dilution and is computed by dividing the applicable net earnings by the weighted-average number of common shares outstanding for the period. Diluted earnings per share is calculated based on the weighted-average shares of common stock as adjusted for the potential dilutive effect of stock options and applicable convertible notes as of the balance sheet date. The effect of the assumed conversion of the $580.7 million Senior Convertible Notes, issued in October 2001, has been excluded from diluted earnings per share for the years ended January 30, 2004, January 31, 2003 and February 1, 2002, because none of the conditions that would permit conversion had been satisfied during the period (see Note 7). Following is the reconciliation of EPS for 2003, 2002 and 2001.

(In Millions, Except Per Share Data)	2003	2002	2001

Basic Earnings per Share:
Earnings from Continuing Operations	$ 1,862	$ 1,459	$ 1,010
Earnings from Discontinued Operations, Net of Tax	15	12	13
Net Earnings	$ 1,877	$ 1,471	$ 1,023
Weighted Average Shares Outstanding	785	779	772
Basic Earnings per Share: Continuing Operations	$ 2.37	$ 1.87	$ 1.31
Basic Earnings per Share: Discontinued Operations	0.02	0.02	0.02
Basic Earnings per Share	$ 2.39	$ 1.89	$ 1.33

Diluted Earnings per Share:
Net Earnings	$ 1,877	$ 1,471	$ 1,023
Net Earnings Adjustment for
Interest on Convertible Debt
Net of Tax	10	11	10
Net Earnings, as Adjusted	$ 1,887	$ 1,482	$ 1,033
Weighted Average Shares
Outstanding	785	779	772
Dilutive Effect of Stock Options	4	4	7
Dilutive Effect of Convertible Debt	17	17	16
Weighted Average Shares, as Adjusted	806	800	795
Diluted Earnings per Share: Continuing Operations	$ 2.32	$ 1.83	$ 1.28
Diluted Earnings per Share: Discontinued Operations	0.02	0.02	0.02
Diluted Earnings per Share	$ 2.34	$ 1.85	$ 1.30

NOTE 10 Shareholders' Equity:

Authorized shares of common stock were 2.8 billion at January 30, 2004 and January 31, 2003.

The Company has five million authorized shares of preferred stock ($5 par), none of which have been issued. The Board of Directors may issue the preferred stock without action by shareholders in one or more series, having such voting rights, dividend and liquidation preferences and such conversion and other rights as may be designated by the Board of Directors at the time of issuance.

As of January 30, 2004, the Company had a shareholder rights plan, which provided for a distribution of 0.5 preferred share purchase rights on each outstanding share of common stock. Purchase rights would become distributable and exercisable only if a person or group acquired or commenced a tender offer for 15% or more of the Company's common stock. Once exercisable, each 0.5 purchase right would entitle shareholders (other than the acquiring person or group) to buy one unit of a series of preferred stock for $76.25; the price of the unit to the acquiring person or group in such event would be $152.50. Each unit was intended to be the economic equivalent of one share of common stock, and the plan was adopted to act as a deterrent to unsolicited offers to acquire control of the Company. The rights would expire in 2008, unless the Company redeemed or exchanged them earlier. In April 2004, the Board of Directors authorized the termination of its shareholder rights plan and the related redemption of all purchase rights under this plan. These rights will be redeemed for one-twentieth of a cent ($0.0005) per share, or approximately $400 thousand.

In December 2003, the Board of Directors approved a share repurchase program of up to $1 billion through 2005. This program is intended to be implemented through purchases made from time to time either in the open market or through private transactions. Shares purchased under the share repurchase program will be retired and returned to unissued status. As no shares had been repurchased as of January 30, 2004, the share repurchase program had a remaining authorized balance of $1 billion for future common stock repurchases.

The Company granted restricted stock awards of 550,000 shares with a per share weighted-average fair value of $39.30 in 2003. No restricted stock awards were granted in 2002 or 2001. Restricted stock awards of 20,000 and 1,741,400 shares, with per share weighted-average fair values of $17.57, and $12.40, were granted to certain executives in 1998 and 1997, respectively. Related expenses (charged to compensation expense) for 2003, 2002 and 2001 were $5 million, $0 million, and $2 million, respectively.

The Company has three stock incentive plans, referred to as the "2001", "1997" and "1994" Incentive Plans, under which incentive and non-qualified stock options may be granted to key employees. No awards may be granted after 2011 under the 2001 plan, after 2007 under the 1997 plan and after 2004 under the 1994 plan. Stock options generally have terms of seven years, normally vest evenly over three years, and are assigned an exercise price of not less than the fair market value on the date of grant. At January 30, 2004, there were 18,170,634, 2,246,803 and 154,755 shares available for grants under the 2001, 1997 and 1994 plans, respectively.

Stock option information related to the 2001, 1997 and 1994 Incentive Plans is summarized as follows:

Key Employee Stock Option Plans

	Shares	Weighted-Average
	(In Thousands)	Exercise Price Per Share

Outstanding at February 2, 2001	15,508	$19.43
Granted	10,866	34.17
Canceled or Expired	(1,611)	25.50
Exercised	(5,622)	14.99
Outstanding at February 1, 2002	19,141	$28.77
Granted	5,537	43.65
Canceled or Expired	(1,085)	34.28
Exercised	(2,942)	22.20
Outstanding at January 31, 2003	20,651	$33.37
Granted	4,868	40.27
Canceled or Expired	(1,129)	39.66
Exercised	(3,745)	26.20
Outstanding at January 30, 2004	20,645	$35.78
Exercisable at January 30, 2004	7,525	$27.58
Exercisable at January 31, 2003	7,770	$23.75
Exercisable at February 1, 2002	6,707	$21.67

	Outstanding			Exercisable
		Weighted-
		Average	Weighted-		Weighted-
Range of	Options	Remaining	Average Exercise	Options	Average Exercise
Exercise Prices	(In Thousands)	Term	Price	(In Thousands)	Price
$ 5.18 - $7.52	72	1.6	$ 5.92	72	$ 5.92
8.70 - 12.60	21	2.4	11.16	21	11.16
13.19 - 19.44	187	3.6	14.92	187	14.92
21.34 - 31.16	7,701	6.4	25.49	5,946	24.90
32.04 - 47.00	12,663	8.3	42.55	1,299	43.15
$ 58.93	1	9.8	58.93	-	-
Totals	20,645	7.5	$ 35.78	7,525	$ 27.58

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

Stock option information related to the Directors' Stock Option Plan is summarized as follows:

Directors' Stock Option Plans

	Shares	Weighted-Average
	(In Thousands)	Exercise Price Per Share

Outstanding at February 2, 2001	60	$24.27
Granted	40	35.91
Outstanding at February 1, 2002	100	$28.92
Granted	40	47.16
Exercised	(4)	25.85
Outstanding at January 31, 2003	136	$34.38
Granted	36	42.26
Exercised	(25)	28.74
Canceled or Expired	(12)	43.03
Outstanding at January 30, 2004	135	$36.77
Exercisable at January 30, 2004	71	$31.28
Exercisable at January 31, 2003	59	$27.06
Exercisable at February 1, 2002	29	$24.77

During 2000, the Company established a qualified Employee Stock Purchase Plan that allows eligible employees to participate in the purchase of designated shares of the Company's common stock. Ten million shares were authorized for this plan with 4,653,731 remaining available at January 30, 2004. The purchase price of this stock is equal to 85% of the lower of the closing price at the beginning or the end of each semi-annual stock purchase period. The Company issued 1,441,518, 1,341,241, and 1,688,966 shares of common stock pursuant to this plan during 2003, 2002 and 2001, respectively. As noted in Note 1, effective February 1, 2003, the Company adopted the fair-value recognition provisions of SFAS No. 123 for all employee awards granted or modified after January 31, 2003. As a result, during 2003, the Company recognized compensation expense totaling $13 million relating to stock issued under the Employee Stock Purchase Plan during that period, which is included in the $41 million in compensation expense recognized in 2003. No compensation expense was recorded in 2002 or 2001 related to the Employee Stock Purchase Plan, as the Plan qualified as non-compensatory under the intrinsic value method of accounting.

The Company reports comprehensive income in its consolidated statement of shareholders' equity. Comprehensive income represents changes in shareholders' equity from non-owner sources. For the three years ended January 30, 2004, unrealized holding gains/losses on available-for-sale securities were the only items of other comprehensive income for the Company and were immaterial. The reclassification adjustments for gains/losses included in net earnings for 2003, 2002 and 2001 were also immaterial.

NOTE 11 - Leases:

The Company leases certain store facilities under agreements with original terms generally of 20 years. Certain lease agreements contain rent escalation clauses that are charged to rent expense on a straight-line basis. Some agreements also provide for contingent rental based on sales performance in excess of specified minimums. In 2003, 2002 and 2001, contingent rentals have been nominal. The leases usually contain provisions for four renewal options of five years each. Certain equipment is also leased by the Company under agreements ranging from two to five years. These agreements typically contain renewal options providing for a re-negotiation of the lease, at the Company's option, based on the fair market value at that time.

The future minimum rental payments required under capital and operating leases having initial or remaining non-cancelable lease terms in excess of one year are summarized as follows:

(In Millions)	Operating Leases		Capital Leases
Fiscal Year	Real Estate	Equipment	Real Estate	Equipment	Total
2004	$ 224	$ 1	$ 58	$ 2	$ 285
2005	220	1	59	1	281
2006	217	-	59	1	277
2007	217	-	59	1	277
2008	215	-	58	-	273
Later Years	2,125	-	472	-	2,597
Total Minimum Lease
Payments	$3,218	$ 2	$ 765	$ 5	$3,990
Total Minimum Capital
Lease Payments				$ 770
Less Amount
Representing Interest				325
Present Value of
Minimum Lease Payments				445
Less Current Maturities				23
Present Value of
Minimum Lease Payments,
Less Current Maturities				$ 422

Rental expenses under operating leases for real estate and equipment were $233 million, $215 million and $188 million in 2003, 2002 and 2001, respectively.

In fiscal 2002, the Company exercised its purchase option to acquire all properties leased under certain operating lease agreements for $261.5 million, which approximated the assets' original cost. The Company had three operating lease agreements whereby lessors committed to purchase land, fund construction costs and lease properties to the Company. The Company had financed four regional distribution centers and 14 retail stores through these lease agreements. Upon repurchase of these properties, the three operating leases were terminated.

NOTE 12 - Employee Retirement Plans:

Effective September 2002, the Employee Stock Ownership Plan (ESOP) was merged into the Lowe's Companies 401(k) Plan (the 401(k) Plan or the Plan). There will be no further contributions made to participants' ESOP accounts under the 401(k) Plan. All participants in the ESOP had their balances transferred into a separately tracked account under the 401(k) Plan on the merger date. The merger gave ESOP participants more control and flexibility over their retirement savings by allowing them to diversify their ESOP account balance over a wider range of investment choices available under the 401(k) Plan. At the time of the merger, ESOP shares were vested 100%. There were no ESOP expenses for 2003 and 2002. ESOP expenses for 2001 were $119 million.

As a result of merging the ESOP into the 401(k) Plan, the Company increased its contribution to the 401(k) Plan to include two types of contributions. The Company continues to make the traditional contribution each payroll period based upon a matching formula applied to employee contributions. In addition, beginning in 2002, the Company offers a performance match to eligible 401(k) participants based on growth of net earnings before taxes for the fiscal year. 401(k) Plan participants must have three or more years of employment service and be actively employed on the last day of the fiscal year to be eligible for the performance match. The performance match will be funded in participant accounts in April of the following year. Employees are eligible to participate in the 401(k) Plan after completing 90 days of continuous service. The Company's contributions to the 401(k) Plan vest immediately in the participant accounts. Participants are allowed to choose from a group of mutual funds in order to designate how both employer and employee contributions are to be invested. The Company's common stock is also one of the investment options for contributions to the Plan. Company shares held on the participant's behalf by the Plan are voted by the participants. Once participants reach age 59 1/2, they may elect to withdraw their entire 401(k) Plan balance. This is a one-time, in-service distribution option. Participants may also withdraw contributions and rollover contributions while still actively employed for reasons of hardship. In addition, participants with 20 or more years of service, who have an ESOP carryforward account balance within the 401(k) Plan, can elect to receive a one-time in service distribution of 50% of this account balance. Company contributions to the 401(k) Plan for 2003, 2002 and 2001 were $83 million, $115 million and $15 million, respectively.

The Company originally adopted a Benefit Restoration Plan (BRP) on February 1, 1990. This plan was amended and restated effective as of August 3, 2002. The BRP is unfunded and designed to provide benefits in addition to those provided under the 401(k) Plan to 401(k) Plan participants whose benefits are restricted as a result of certain provisions of the Internal Revenue Code (IRC) of 1986. The Company's contribution to the BRP totaled $4 million, $2 million and $0 million in 2003, 2002 and 2001, respectively.

NOTE 13 - Income Taxes:

 The following is a reconciliation of the effective tax rate to the federal statutory tax rate for continuing operations:

	2003	2002	2001
Statutory Federal Income Tax Rate	35.0%	35.0%	35.0%
State Income Taxes-Net of Federal
Tax Benefit	3.1	3.3	3.0
Stock Compensation Expense	0.2	0.0	0.0
Other, Net	(0.4)	(0.7)	(1.0)
Effective Tax Rate	37.9%	37.6%	37.0%

(In Millions)	Components of Income Tax Provision for Continuing Operations
Current
Federal	$ 833	$ 590	$ 485
State	124	82	67
Total Current	957	672	552
Deferred
Federal	161	172	34
State	18	36	7
Total Deferred	179	208	41
Total Income Tax Provision	$1,136	$880	$593

The tax effect of cumulative temporary differences that gave rise to the deferred tax assets and liabilities at January 30, 2004 and January 31, 2003 is as follows:

	January 30, 2004			January 31, 2003
	Assts	Liabilities	Total	Assts	Liabilities	Total
Excess Property and
Store Closing Costs	$ 22	$ -	$ 22	$ 24	$ -	$ 24
Self-Insurance	30	-	30	58	-	58
Depreciation	-	(674)	(674)	-	(498)	(498)
Vacation Accrual	5	-	5	5	-	5
Allowance for Sales Returns	32	-	32	26	-	26
Other, Net	18	(31)	(13)	6	(41)	(35)
Total	$107	$(705)	$(598)	$119	$(539)	$(420)

NOTE 14 - Litigation:

 The Company is a defendant in legal proceedings considered to be in the normal course of business, none of which, singularly or collectively, are believed to have a risk of having a material impact on the Company's financial statements.

NOTE 15 - Other Information:

Net interest expense is comprised of the following:

(In Millions)	2003	2002	2001

Long-Term Debt	$ 157	$ 163	$ 161
Mortgage Interest	5	5	8
Capitalized Leases	40	40	41
Short-Term Debt	-	1	4
Amortization of Original Issue Discount
and Loan Costs	19	19	18
Interest Income	(15)	(21)	(24)
Interest Capitalized	(26)	(25)	(34)
Net Interest Expense	$ 180	$ 182	$ 174
Supplemental Disclosures of Cash Flow Information:
(In Millions)	2003	2002	2001

Cash Paid for Interest
(Net of Amount Capitalized)	$ 179	$ 186	$ 178
Cash Paid for Income Taxes	$ 926	$ 695	$ 532

Noncash Investing and Financing Activities:
Fixed Assets Acquired under Capital Leases	$ 3	$ 16	$ 13
Common Stock Issued to ESOP (Note12)	-	79	63
Common Stock Issued to Executives and
Directors, net of Unearned Compensation	-	-	2
Notes Received in Exchange for Sale of Real Estate	$ -	$ 4	$ 4

-Page 40-

Stock Performance (Unaudited)

Lowe's Quarterly Stock Price Range and Cash Dividend Payment*

	Fiscal 2003			Fiscal 2002			Fiscal 2001
	High	Low	Dividend	High	Low	Dividend	High	Low	Dividend
1st Quarter	$ 46.00	$ 33.37	$ 0.025	$ 47.78	$ 41.35	$ 0.020	$ 32.30	$ 24.79	$ 0.018
2nd Quarter	48.71	38.20	0.025	49.99	32.70	0.020	39.86	30.30	0.020
3rd Quarter	59.95	45.54	0.030	46.00	32.50	0.020	39.30	24.99	0.020
4th Quarter	$ 60.42	$ 50.75	$ 0.030	$ 43.80	$ 33.86	$ 0.025	$ 48.88	$ 33.70	$ 0.020

* Adjusted for 2-for-1 stock split to shareholders of record on June 8, 2001, as applicable.

-Page 41-

LOWE'S COMPANIES, INC.
SELECTED FINANCIAL DATA (Unaudited)
(In Millions, Except Per Share Data)	2003	2002	2001	2000	1999

Selected Statement of Earnings Data:
Net Sales	$ 30,838	$ 26,112	$ 21,714	$ 18,368	$ 15,445
Gross Margin	9,607	7,948	6,287	5,208	4,288
Earnings from Continuing Operations	1,862	1,459	1,010	796	658
Earnings from Discontinued Operations, Net of Tax	15	12	13	14	15
Net Earnings	1,877	1,471	1,023	810	673
Basic Earnings Per Share - Continuing Operations	2.37	1.87	1.31	1.04	0.86
Basic Earnings Per Share - Discontinued Operations	0.02	0.02	0.02	0.02	0.02
Basic Earnings Per Share	2.39	1.89	1.33	1.06	0.88
Diluted Earnings Per Share - Continuing Operations	2.32	1.83	1.28	1.03	0.86
Diluted Earnings Per Share - Discontinued Operations	0.02	0.02	0.02	0.02	0.02
Diluted Earnings Per Share	2.34	1.85	1.30	1.05	0.88
Dividends Per Share	$ 0.11	$ 0.09	$ 0.08	$ 0.07	$ 0.06
Selected Balance Sheet Data:
Total Assets	$ 19,042	$ 16,109	$ 13,736	$ 11,358	$ 9,007
Long-Term Debt, Excluding
Current Maturities	$ 3,678	$ 3,736	$ 3,734	$ 2,698	$ 1,727

Selected Quarterly Data:	First	Second	Third	Fourth
2003
Net Sales	$ 7,118	$ 8,666	$ 7,802	$ 7,252
Gross Margin	2,219	2,626	2,441	2,321
Earnings from Continuing Operations	419	594	448	401
Earnings from Discontinued Operations, Net of Tax	2	3	4	6
Net Earnings	421	597	452	407
Basic Earnings Per Share - Continuing Operations	0.54	0.76	0.57	0.51
Basic Earnings Per Share - Discontinued Operations	-	-	0.01	0.01
Basic Earnings Per Share	0.54	0.76	0.58	0.52
Diluted Earnings Per Share - Continuing Operations	0.53	0.75	0.55	0.50
Diluted Earnings Per Share - Discontinued Operations	-	-	0.01	0.01
Diluted Earnings Per Share	$ 0.53	$ 0.75	$ 0.56	$ 0.51

2002
Net Sales	$ 6,373	$ 7,385	$ 6,317	$ 6,037
Gross Margin	1,903	2,182	1,945	1,918
Earnings from Continuing Operations	342	464	336	317
Earnings from Discontinued Operations, Net of Tax	4	3	3	2
Net Earnings	346	467	339	319
Basic Earnings Per Share - Continuing Operations	0.44	0.59	0.44	0.41
Basic Earnings Per Share - Discontinued Operations	0.01	0.01	-	-
Basic Earnings Per Share	0.45	0.60	0.44	0.41
Diluted Earnings Per Share - Continuing Operations	0.43	0.58	0.43	0.40
Diluted Earnings Per Share - Discontinued Operations	0.01	0.01	-	-
Diluted Earnings Per Share	$ 0.44	$ 0.59	$ 0.43	$ 0.40

Note: The selected financial data has been adjusted to reflect the 26 Contractor Yard locations sold in 2003 a discontinued operation for all periods.

Sales by Product Category:

(Dollars in Millions)	2003		2002		2001
Product Category	Total Sales	%	Total Sales	%	Total Sales	%
Appliances	$ 3,508	11%	$ 2,987	11%	$ 2,413	11%
Lumber	2,642	9	2,224	9	2,006	9
Paint	2,040	7	1,731	7	1,420	7
Millwork	2,036	7	1,718	7	1,447	7
Outdoor Fashion	2,011	7	1,732	7	1,441	7
Flooring	1,992	6	1,645	6	1,264	6
Nursery	1,935	6	1,651	6	1,401	6
Fashion Electrical	1,850	6	1,581	6	1,310	6
Fashion Plumbing	1,812	6	1,551	6	1,263	6
Hardware	1,746	6	1,485	6	1,246	5
Tools	1,691	5	1,474	5	1,264	6
Building Materials	1,659	5	1,404	5	1,252	6
Cabinets/Furniture	1,233	4	1,028	4	809	4
Outdoor Power Equipment	1,231	3	1,004	4	817	3
Rough Plumbing	978	3	844	3	704	3
Walls/Windows	844	3	704	3	550	2
Rough Electrical	787	3	681	2	581	3
Home Organization	667	2	527	2	419	2
Other	176	1	141	1	107	1

Totals	$30,838	100%	$26,112	100%	$21,714	100%