Form 10-K/A, Exhibit 13
period 2004-01-30
LOWES COMPANIES INC
filed 2004-04-13
CIK 60667

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

EXECUTIVE OVERVIEW

Lowe's serves approximately 10 million customers a week at more than 950 home improvement stores in 45 states. Lowe's vision is to be its customers' first choice for home improvement in each and every market served. To do this, Lowe's focuses on gaining customer loyalty by differentiating itself from competitors. Lowe's current strategy is to achieve this vision through excellent customer service, Everyday Low Prices (EDLP), continued expansion, development of the appropriate infrastructure to support growth, retention of its best employees, innovative merchandising strategies, and specialty sales initiatives, including Installed Sales, the Commercial Business Customer and Special Order Sales.

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

Vendor Funds

The Company receives funds from vendors in the normal course of business for a variety of reasons, including purchase-volume-related rebates, defective merchandise allowances, advertising allowances, reimbursement for selling expenses, displays and third-party, in-store service related costs. Management uses projected purchase volumes to determine earnings rates, validates those projections based on actual and historical purchase trends and applies those rates to actual purchase volumes to determine the amount of funds earned by the Company and receivable from the vendor. Amounts earned could be impacted if actual purchase volumes differ from projected purchase volumes. The Company has historically treated volume-related discounts or rebates as a reduction of inventory cost and reimbursements of operating expenses received from vendors as a reduction of those specific expenses. The Company's historical accounting treatment for these vendor-provided funds is consistent with Emerging Issues Task Force (EITF) 02-16 "Accounting by a Customer (Including a Reseller) for Certain Consideration Received From a Vendor" with the exception of certain cooperative advertising allowances and in-store services provided by third parties for which the costs are ultimately funded by vendors. The Company previously treated the cooperative advertising allowances and in-store service funds as a reduction of the related expense. Under EITF 02-16, cooperative advertising allowances and in-store service funds should be treated as a reduction of inventory cost, unless they represent a reimbursement of specific, incremental and identifiable costs incurred by the customer to sell the vendor's product. The cooperative advertising and in-store service funds that the Company receives do not meet the specific, incremental and identifiable criteria in EITF 02-16. Therefore, for cooperative advertising and third-party, in-store service fund agreements entered into after December 31, 2002, which was the effective date of the related provision of EITF 02-16, the Company is treating these funds as a reduction in the cost of inventory and recognizing these funds as a reduction of cost of sales when the inventory is sold. There is no impact to the timing of when the funds are received from vendors or the associated cash flows, but there is an impact to the timing of income recognition. This accounting change did not have a material impact on the fiscal 2003 financial results, since substantially all of the cooperative advertising allowance and in-store service fund agreements for fiscal 2003 were entered into prior to December 31, 2002. The Company estimates that this one-time change in accounting will reduce fiscal 2004 earnings per share by approximately $0.13 per share.

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

/s/ DELOITTE & TOUCHE LLP

Charlotte, North Carolina
March 19, 2004 (April 2, 2004, as to the third paragraph in Note 10)

-Page 26-
Lowe's Companies, Inc.
Consolidated Statements of Earnings

(In Millions, Except Per Share Data)	January 30,	%	January 31,	%	February 1,	%
Years Ended on	2004	Sales	2003	Sales	2002	Sales

Net Sales	$ 30,838	100.00%	$ 26,112	100.00%	$ 21,714	100.00%
Cost of Sales	21,231	68.85	18,164	69.56	15,427	71.05
Gross Margin	9,607	31.15	7,948	30.44	6,287	28.95
Expenses:
Selling, General and Administrative (Note 5)	5,543	17.97	4,676	17.91	3,857	17.76
Store Opening Costs	128	0.42	129	0.49	140	0.64
Depreciation	758	2.46	622	2.38	513	2.36
Interest (Note 15)	180	0.58	182	0.70	174	0.81
Total Expenses	6,609	21.43	5,609	21.48	4,684	21.57
Pre-Tax Earnings	2,998	9.72	2,339	8.96	1,603	7.38
Income Tax Provision (Note 13)	1,136	3.68	880	3.38	593	2.73
Earnings from Continuing Operations	1,862	6.04	1,459	5.58	1,010	4.65
Earnings from Discontinued Operations, Net of Tax (Note 2)	15	0.05	12	0.05	13	0.06
Net Earnings	$1,877	6.09%	$ 1,471	5.63%	$ 1,023	4.71%

Basic Earnings Per Share (Note 9)
Continuing Operations	$ 2.37		$ 1.87		$ 1.31
Discontinued Operations	0.02		0.02		0.02
Basic Earnings per Share	$ 2.39		$ 1.89		$ 1.33

Diluted Earnings Per Share (Note 9)
Continuing Operations	$ 2.32		$ 1.83		$ 1.28
Discontinued Operations	0.02		0.02		0.02
Diluted Earnings per Share	$ 2.34		$ 1.85		$ 1.30

Cash Dividends Per Share	$ 0.11		$ 0.09		$ 0.08

See accompanying notes to the consolidated financial statements.

-Page 27-

Lowe's Companies, Inc.
Consolidated Balance Sheets

In Millions, Except Par Value Data)		January 30, 2004	% Total	January 31, 2003	% Total
Assets
Current Assets:
Cash and Cash Equivalents		$ 1,446	7.6%	$ 853	5.3%
Short-Term Investments (Note 3)		178	0.9	273	1.7
Accounts Receivable - Net (Note 1)		131	0.7	172	1.1
Merchandise Inventory (Note 1)		4,584	24.1	3,968	24.6
Deferred Income Taxes (Note 13)		59	0.3	58	0.4
Other Assets		289	1.5	244	1.5
Total Current Assets		6,687	35.1	5,568	34.6
Property, Less Accumulated Depreciation (Notes 4 and 5)		11,945	62.7	10,352	64.3
Long-Term Investments (Note 3)		169	0.9	29	0.2
Other Assets (Note 5)		241	1.3	160	0.9
Total Assets		$ 19,042	100.0%	$ 16,109	100.0%

Liabilities and Shareholders' Equity
Current Liabilities:
Short-Term Borrowings (Note 6)		$ -	-%	$ 50	0.3%
Current Maturities of Long-Term Debt (Note 7)		77	0.4	29	0.2
Accounts Payable		2,366	12.3	1,943	12.1
Employee Retirement Plans (Note 12)		74	0.4	88	0.5
Accrued Salaries and Wages		335	1.8	306	1.9
Other Current Liabilities (Note 5)		1,516	8.0	1,162	7.2
Total Current Liabilities		4,368	22.9	3,578	22.2
Long-Term Debt, Excluding Current Maturities (Notes 7, 8 and 11)		3,678	19.3	3,736	23.2
Deferred Income Taxes (Note 13)		657	3.5	478	3.0
Other Long-Term Liabilities		30	0.2	15	0.1
Total Liabilities		8,733	45.9	7,807	48.5

Shareholders' Equity (Note 10):
Preferred Stock - $5 Par Value, none issued		-	-	-	-
Common Stock - $.50 Par Value;
Shares Issued and Outstanding
January 30, 2004	787
January 31, 2003	782	394	2.1	391	2.4
Capital in Excess of Par Value		2,237	11.7	2,023	12.6
Retained Earnings		7,677	40.3	5,887	36.5
Accumulated Other Comprehensive Income		1	-	1	-
Total Shareholders' Equity		10,309	54.1	8,302	51.5
Total Liabilities and Shareholders' Equity		$ 19,042	100.0%	$ 16,109	100.0%

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

-Page 29-

Lowe's Companies, Inc.
Consolidated Statements of Cash Flows

(In Millions)	January 30,	January 31,	February 1,
Years Ended On	2004	2003	2002
Cash Flows from Operating Activities:
Net Earnings	$ 1,877	$ 1,471	$ 1,023
Earnings from Discontinued Operations, Net of Tax	(15)	(12)	(13)
Earnings from Continuing Operations	1,862	1,459	1,010
Adjustments to Reconcile Net Earnings from Continuing Operations to
Net Cash Provided By Operating Activities:
Depreciation and Amortization	781	641	530
Deferred Income Taxes	178	208	42
Loss on Disposition/Writedown of Fixed and Other Assets	31	18	39
Stock-Based Compensation Expense	41	-	-
Tax Effect of Stock Options Exercised	31	29	35
Changes in Operating Assets and Liabilities:
Accounts Receivable - Net	2	(9)	(5)
Merchandise Inventory	(648)	(357)	(326)
Other Operating Assets	(45)	(41)	(37)
Accounts Payable	423	228	1
Employee Retirement Plans	(14)	40	114
Other Operating Liabilities	399	461	193
Net Cash Provided by Operating Activities from Continuing Operations	3,041	2,677	1,596

Cash Flows from Investing Activities:
Decrease (Increase) in Investment Assets:
Short-Term Investments	139	(203)	(30)
Purchases of Long-Term Investments	(381)	(24)	(1)
Proceeds from Sale/Maturity of Long-Term Investments	193	-	3
Increase in Other Long-Term Assets	(95)	(33)	(14)
Fixed Assets Acquired	(2,444)	(2,359)	(2,196)
Proceeds from the Sale of Fixed and Other Long-Term Assets	45	44	42
Net Cash Used in Investing Activities from Continuing Operations	(2,543)	(2,575)	(2,196)

Cash Flows from Financing Activities:
Net Decrease in Short-Term Borrowings	(50)	(50)	(150)
Long-Term Debt Borrowings	-	-	1,087
Repayment of Long-Term Debt	(29)	(63)	(63)
Proceeds from Employee Stock Purchase Plan	52	50	38
Proceeds from Stock Options Exercised	97	65	77
Cash Dividend Payments	(87)	(66)	(60)
Net Cash (Used in) Provided by Financing Activities from Continuing Operations	(17)	(64)	929

Net Cash Provided by Discontinued Operations	112	16	14

Net Increase in Cash and Cash Equivalents	593	54	343
Cash and Cash Equivalents, Beginning of Year	853	799	456
Cash and Cash Equivalents, End of Year	$ 1,446	$ 853	$ 799

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

Stock-Based Compensation - Prior to 2003, the Company accounted for its stock-based compensation plans under the recognition and measurement provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Therefore, no stock-based employee compensation is reflected in 2002 or 2001 net income, other than for restricted stock grants, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

Effective February 1, 2003, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," prospectively for all employee awards granted or modified after January 31, 2003. Therefore, in accordance with the requirements of SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," the cost related to stock-based employee compensation included in the determination of net income for year ended January 30, 2004 is less than that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of SFAS No. 123. The Company recognized compensation expense in 2003 totaling $41 million for stock options and awards granted or modified during the year. These options generally vest over three years.

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

NOTE 3 - Investments:

 The Company's investment securities are classified as available-for-sale. The amortized cost, gross unrealized holding gains and losses and fair values of the investments at January 30, 2004 and January 31, 2003 were as follows:

	January 30, 2004
(In Millions)	Amortized	Gross Unrealized	Gross Unrealized	Fair
Type	Cost	Gains	Losses	Value

Municipal Obligations	$ 160	$ -	$ -	$ 160
Money Market Preferred Stock	18	-	-	18
Classified as Short-Term	178	-	-	178

Municipal Obligations	92	-	-	92
Corporate Notes	32	-	-	32
Agency Bonds	23	-	-	23
Asset-Backed Obligations	16	-	-	16
Mutual Funds	6	-	-	6
Classified as Long-Term	169	-	-	169

Total	$ 347	$ -	$ -	$ 347

	January 31, 2003
(In Millions)	Amortized	Gross Unrealized	Gross Unrealized	Fair
Type	Cost	Gains	Losses	Value

Municipal Obligations	$ 82	$ -	$ -	$ 82
Money Market Preferred Stock	186	-	-	186
Corporate Notes	5	-	-	5
Classified as Short-Term	273	-	-	273

Municipal Obligations	11	-	-	11
Agency Bonds	17	-	-	17
Mutual Funds	1	-	-	1
Classified as Long-Term	29	-	-	29

Total	$ 302	$ -	$ -	$ 302

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

At January 31, 2003, the interest rate on short-term borrowings was 1.4%. There were no short-term borrowings outstanding at January 30, 2004.

NOTE 7 - Long-Term Debt:

		Fiscal Year
(In Millions)		of Final	January 30,	January 31,
Debt Category	Interest Rates	Maturity	2004	2003
Secured Debt:[1]
Mortgage Notes	7.00% to 9.25%	2028	$ 45	$ 55
Unsecured Debt:
Debentures	6.50% to 6.88%	2029	692	692
Notes	7.50% to 8.25%	2010	996	995
Medium-Term Notes - Series A	7.35% to 8.20%	2023	74	74
Medium-Term Notes[2] - Series B	6.70% to 7.61%	2037	267	266
Senior Notes	6.38%	2005	100	100
Convertible Notes	0.9% to 2.5%	2021	1,136	1,119
Capital Leases	6.58% to 19.57%	2029	445	464

Total Long-Term Debt			3,755	3,765
Less Current Maturities			77	29

Long-Term Debt, Excluding
Current Maturities			$3,678	$3,736

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

NOTE 15 - Other Information:

Net interest expense is comprised of the following:

(In Millions)	2003	2002	2001

Long-Term Debt	$ 157	$ 163	$ 161
Mortgage Interest	5	5	8
Capitalized Leases	40	40	41
Short-Term Debt	-	1	4
Amortization of Original Issue Discount
and Loan Costs	19	19	18
Interest Income	(15)	(21)	(24)
Interest Capitalized	(26)	(25)	(34)
Net Interest Expense	$ 180	$ 182	$ 174
Supplemental Disclosures of Cash Flow Information:
(In Millions)	2003	2002	2001

Cash Paid for Interest
(Net of Amount Capitalized)	$ 179	$ 186	$ 178
Cash Paid for Income Taxes	$ 926	$ 695	$ 532

Noncash Investing and Financing Activities:
Fixed Assets Acquired under Capital Leases	$ 3	$ 16	$ 13
Common Stock Issued to ESOP (Note 12)	-	79	63
Common Stock Issued to Executives and
Directors, net of Unearned Compensation	-	-	2
Notes Received in Exchange for Sale of Real Estate	$ -	$ 4	$ 4

-Page 40-

Stock Performance (Unaudited)

Lowe's Quarterly Stock Price Range and Cash Dividend Payment*

	Fiscal 2003			Fiscal 2002			Fiscal 2001
	High	Low	Dividend	High	Low	Dividend	High	Low	Dividend
1st Quarter	$ 46.00	$ 33.37	$ 0.025	$ 47.78	$ 41.35	$ 0.020	$ 32.30	$ 24.79	$ 0.018
2nd Quarter	48.71	38.20	0.025	49.99	32.70	0.020	39.86	30.30	0.020
3rd Quarter	59.95	45.54	0.030	46.00	32.50	0.020	39.30	24.99	0.020
4th Quarter	$ 60.42	$ 50.75	$ 0.030	$ 43.80	$ 33.86	$ 0.025	$ 48.88	$ 33.70	$ 0.020

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