Form 10-K, Exhibit 13
period 2005-01-28
LOWES COMPANIES INC
filed 2005-04-13
CIK 60667

Exhibit 13 - Portions of Lowe's 2004 Annual Report to Shareholders

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion summarizes the significant factors affecting our consolidated operating results, financial condition, liquidity and capital resources during the three-year period ended January 28, 2005 (our fiscal years 2004, 2003, and 2002). Each of the fiscal years presented contains 52 weeks of sales and expenses. This discussion should be read in conjunction with the consolidated financial statements and notes to the consolidated financial statements included in this annual report.

During the fourth quarter of fiscal 2003, we sold 26 commodity-focused locations operating under The Contractor Yard name (the “Contractor Yards”). This sale was effected to allow us to continue to focus on our retail and commercial business. In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we have reported the results of operations of the Contractor Yards in discontinued operations for fiscal years 2003 and 2002.

RESTATEMENT OF FINANCIAL STATEMENTS

As a result of our system of internal controls over financial reporting, which includes monitoring of emerging accounting issues and the review of peer filings, prior to fiscal 2004 year end, we initiated a review of our accounting policies and practices surrounding leases. As a result of this review, we determined that our treatment of certain lease-related activities did not conform to accounting principles generally accepted in the United States of America. Subsequent to this review, we concluded, in consultation with our independent registered public accounting firm, Deloitte & Touche LLP, and following discussions with the audit committee of the board of directors, to restate our prior period financial statements to correct errors resulting from our accounting for leases.

In the restatement, we accelerated depreciation expense for lease assets and leasehold improvements to limit the depreciable lives of those assets to the lease term, as determined in accordance with SFAS No. 13, “Accounting for Leases,” which we define to include the non-cancelable lease term and any option renewal period where failure to exercise such option would result in an economic penalty in such amount that renewal appears, at the inception of the lease, to be reasonably assured. We also revised our calculation of rent expense (and the related deferred rent liability) for ground leases by including in our straight-line rent expense calculations any free-rent occupancy periods allowed under certain ground leases while our store is being constructed on the leased property. In the restatement, we also adjusted our prior period financial statements to correct immaterial accounting errors previously identified during the audits of those financial statements. Our Forms 10-Q for fiscal 2005 will reflect the restated information for the corresponding quarters in fiscal 2004.

See Note 2 to the consolidated financial statements for further discussion of the effects of these changes on our consolidated financial statements. Unless otherwise expressly stated, all financial information in this annual report is presented inclusive of these revisions.

EXECUTIVE OVERVIEW

Fiscal 2004 represented another year of growth for Lowe’s. We ended the year with 1,087 stores in 48 states, with plans to reach all 50 states in the coming years. We serve approximately 11 million customers per week at our stores. Our vision is to be our customers’ first choice for home improvement in each and every market we serve. To achieve this vision, we continue to focus on excellent customer service, Everyday Low Prices (EDLP), and innovative operational and merchandising strategies. We are also striving to expand our share of the home improvement market.

The home improvement market is large, fragmented and growing, due in part to certain socioeconomic trends. The increase in the median income of the “baby boomer” generation, along with their record levels of second-home ownership and desire for professional installation services, is a source of the expected growth. Individuals are also purchasing their first homes at a younger age. In addition, the number of households with incomes greater than $120,000 has increased 73% since 1995. These households spend more than twice the national average on home improvement. Another source of growth in the home improvement market is the growing home improvement expenditures by minorities and immigrant populations. Minorities are projected to contribute at least two-thirds of household growth in coming decades.

We believe there are still significant opportunities for us to grow within this increasing home improvement market. Large metropolitan markets offer a source of opportunity for our expansion. In fiscal 2004, only 54% of our stores were in the top 100 metropolitan markets. These 100 markets comprise over 65% of the home improvement market. Capitalizing on that opportunity, we opened stores in the New York City, Chicago, Minneapolis and Milwaukee markets in fiscal 2004. We opened a total of 67 stores in the top 100 markets during 2004. In addition, expansion opportunities exist in many smaller markets utilizing our 94,000-square-foot (94K) store prototype. These are stores that offer the same look and feel of our larger 116,000-square-foot (116K) store prototype, with consolidated service in certain departments and fewer SKUs. These stores have a lower average investment and operating expense structure, which allows us to profitably serve these smaller markets.

We expect to open 150 stores in fiscal 2005, increasing total square footage by 13-14%. We estimate approximately 80% will be the larger store prototype to serve larger markets and 20% will be 94K stores to serve smaller markets. Approximately 57% will be in the top 100 metropolitan markets across the country.

Initiatives Driving Performance

There are several key initiatives that we continue to implement to drive the growth of our business and our results of operations. These initiatives have been put into operation to capitalize on the growth of the home improvement industry and identified socioeconomic trends. These initiatives are primarily related to infrastructure, specialty sales, and merchandising and marketing.

Infrastructure

To support our expansion plans, we must have an appropriate infrastructure. As a result, we have invested heavily in capital projects, including new and existing stores, information technology and our distribution network. We have devoted resources to technology to improve efficiency and enhance customers’ shopping experiences. We have also invested in our operational structure to ensure that it adequately supports our employees so that they can effectively serve our customers.

We continue to invest in our distribution network, as we opened our tenth regional distribution center (RDC) in Florida during 2004, with another opening in Connecticut in February 2005. We also own and operate 10 flatbed distribution centers for warehousing and distributing long-length products. We have identified ways to reduce lead-time variability of shipments through our RDC network and drive better in-stock levels in our stores through our Rapid Response Replenishment (R3) initiative. We are increasing the shipments of product through our RDC network and increasing the frequency of RDC deliveries to our stores. As a part of the R3 initiative, we will be able to move safety stock out of our stores and into our RDC network. By increasing the number of shipments to each store from our RDCs and reducing vendor-direct deliveries, we will be able to quickly and efficiently flow product to stores in the quantities necessary to support sales demand. To maintain our service levels, we have taken a conservative approach in implementing these changes by adding inventory to our distribution network without lowering inventory levels in our stores. As a result, inventory growth outpaced sales growth in fiscal 2004. As we start reducing safety stock in our stores, we will begin to realize the benefits of the R3 initiative in the form of inventory leverage and inventory turn improvements in the latter half of 2005.

Specialty Sales

Our specialty sales initiatives include three major categories: Installed Sales, Special Order Sales (SOS) and Commercial Business Customer sales. We believe that these categories provide a significant opportunity for sales, gross margin and average ticket growth.

Installed Sales - Demand for “do-it-for-me” services has been driven heavily by the economically affluent “baby boomer” population. As a result, we have developed an installed sales model to ensure we can capitalize on this growing sector of the home improvement market. Each store is staffed with an installed sales manager responsible for selecting the installer, monitoring quality and ensuring customer satisfaction. Total installed sales increased approximately 27% in 2004.

SOS - Our SOS initiatives also continue to perform well, with total SOS sales increasing approximately 27% in 2004. We currently offer hundreds of thousands of products via special order. In fiscal 2004, we continued to roll out an electronic sales tool that automates the configuration, ordering fulfillment and replenishment for special orders. This tool is an example of how our investment in technology has improved the product selection process, order entry and lead times, making a special order even more customer-friendly than in the past.

Commercial Business Customer - We are continuing to focus our efforts on the Commercial Business Customer. With our ongoing national expansion making store locations more convenient, our logistics systems ensuring we have the appropriate inventory levels to ensure we have job lot quantities in stock and our EDLP strategy, we experienced comparable store commercial sales increases of twice the company average in fiscal 2004.

Merchandising and Marketing

Our key merchandising opportunities relate to appropriate product line design, branding and the use of imports.

Product Line Design - We are focused on offering a rational mix of opening price points to premium products to balance the objectives of increased customer count and average ticket. Offering opening price point products offers value and increases transactions, while our “Up the Continuum” strategy drives higher average tickets and creates choices for our customers who may desire more unique products.

Brand Strategy and Use of Imports - We must also understand our customers’ expectations around offering recognized and respected brands. Our branding strategy is designed to build the Lowe’s brand quickly, efficiently and effectively by offering our customers the best-known and most-respected national brands. To maintain our EDLP strategy and offer the high-quality products that our customers demand, we have also increased product imports. Imports offer product and design exclusivity, including proprietary brands, and an opportunity for us to reduce inventory costs while maintaining control over product quality. In 2004, imports grew at almost twice the rate of our total sales increase. We expect imports to continue to grow over subsequent years.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The following discussion and analysis of the financial condition and results of operations are based on the consolidated financial statements and notes to consolidated financial statements presented in this annual report that have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates that affect the reported amounts of assets, liabilities, sales and expenses, and related disclosures of contingent assets and liabilities. We base these estimates on historical results and various other assumptions believed to be reasonable, all of which form the basis for making estimates concerning the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates.

Our significant accounting polices are described in Note 1 to the consolidated financial statements. We believe that the following accounting policies affect the more significant estimates used in preparing the consolidated financial statements.

Merchandise Inventory

We record an inventory reserve for the loss associated with selling discontinued inventories below cost. This reserve is based on our current knowledge with respect to inventory levels, sales trends and historical experience relating to the liquidation of discontinued inventory. We do not believe that our merchandise inventories are subject to significant risk of obsolescence in the near-term, and we have the ability to adjust purchasing practices based on anticipated sales trends and general economic conditions. However, changes in consumer purchasing patterns could result in the need for additional reserves. Using the methodology described herein, during 2004 we increased our discontinued inventory reserve by $16 million to $77 million as of January 28, 2005. We also record an inventory reserve for the estimated shrinkage between physical inventories. This reserve is based primarily on actual shrinkage results from previous physical inventories. Changes in actual shrinkage results from completed physical inventories could result in revisions to previously estimated shrinkage expense. Using the methodology described herein, during 2004 we increased our inventory shrinkage reserve by $12 million to $94 million as of January 28, 2005. We believe that we have sufficient current and historical knowledge to record reasonable estimates for both of these inventory reserves.

Vendor Funds

We receive funds from vendors in the normal course of business for a variety of reasons, including purchase-volume-related discounts and rebates, advertising allowances, reimbursements for third-party in-store service related costs, defective merchandise allowances and reimbursements for selling expenses and display costs. We use projected purchase volumes to determine earnings rates, validate those projections based on actual and historical purchase trends and apply those rates to actual purchase volumes to determine the amount of funds accrued and receivable from the vendor. Amounts accrued could be impacted if actual purchase volumes differ from projected purchase volumes. Under Emerging Issues Task Force Issue No. 02-16 (EITF 02-16), “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor,” cooperative advertising allowances and third-party in-store service funds are treated as a reduction of inventory cost, unless they represent a reimbursement of specific, incremental and identifiable costs incurred by the customer to sell the vendor’s product. Substantially all of the cooperative advertising and third-party in-store service funds that we receive do not meet the specific, incremental and identifiable criteria in EITF 02-16. Therefore, for cooperative advertising and third-party in-store service fund agreements entered into after December 31, 2002, which was the effective date of the related provision of EITF 02-16, we treat funds that do not meet the specific, incremental and identifiable criteria as a reduction in the cost of inventory and recognize these funds as a reduction of cost of sales when the inventory is sold. Historically, these funds were recorded as an offset to the related expense in Selling, General and Administrative (SG&A) expense. There is no impact to the timing of when the funds are received from vendors or the associated cash flows. This accounting change reduced diluted earnings per share by $0.16 in fiscal 2004. This accounting change did not have a material impact on the fiscal 2003 financial results, since substantially all of the cooperative advertising allowance and third-party in-store service fund agreements for fiscal 2003 were entered into prior to December 31, 2002.

Self-Insurance

We are self-insured for certain losses relating to workers’ compensation, automobile, property, general and product liability claims. Self-insurance claims filed and claims incurred but not reported are accrued based upon our estimates of the discounted ultimate cost for uninsured claims incurred using actuarial assumptions followed in the insurance industry and historical experience. These estimates are subject to changes in forecasted payroll, sales and vehicle units, as well as the frequency and severity of claims. Although we believe that we have the ability to adequately record estimated losses related to claims, it is possible that actual results could differ from recorded self-insurance liabilities. Using the methodology described herein, we recorded self-insurance charges of $279 million during fiscal 2004. The self-insurance liability was $432 million and $327 million at January 28, 2005 and January 30, 2004, respectively. A 10% difference in our self-insurance liability would have affected net earnings by approximately $27 million for the fiscal year ended January 28, 2005.

Long-Lived Assets

Losses related to impairment of long-lived assets are recognized when circumstances indicate the carrying values of the assets may not be recoverable. We periodically review the carrying value of long-lived assets for potential impairment. When we commit to close or relocate a store location, or when there are indicators that the carrying value of a long-lived asset may not be recoverable, we evaluate the carrying value of the asset in relation to its expected undiscounted future cash flows. If the carrying value of the asset is greater than the expected undiscounted future cash flows and the fair value of the asset is less than the carrying value, a provision is made for the impairment of the asset based on the excess of carrying value over fair value. Our impairment loss calculations require us to apply judgment in estimating asset fair values and future cash flows, including estimated sales and earnings growth rates and assumptions about market performance. Using the impairment review methodology described herein, we recorded long-lived asset impairment charges of $31 million during fiscal 2004. If actual results are not consistent with the assumptions and judgments used in estimating future cash flows and asset fair values, we could be exposed to additional impairment losses.

Leases

We evaluate the terms of our lease agreements to determine the appropriate accounting treatment of each lease in accordance with accounting principles generally accepted in the United States of America. Our lease terms commence on the date when all conditions precedent to our obligation to pay rent are satisfied and include the non-cancelable lease terms and any option renewal period where failure to exercise such option would result in an economic penalty in such amount that renewal appears, at the inception of the lease, to be reasonably assured. This definition of lease term is used in our capital versus operating lease classifications, our calculations of straight-line rent expense and in the estimated depreciable lives we use for lease assets and leasehold improvements.

For lease agreements that provide for escalating rent payments or free-rent occupancy periods, we recognize rent expense on a straight-line basis over the lease term. Assets under capital leases and leasehold improvements are amortized in accordance with our normal depreciation policy for owned assets or, if shorter, the lease term, as determined above. During the term of a lease, if a substantial additional investment is made in a leased location, we also reevaluate our definition of lease term to determine whether our investment would constitute an economic penalty in such amount that renewal appears, at the time of the reevaluation, to be reasonably assured. As such, the judgments we make related to our definition of lease term affect the amounts we recognize as rent expense and depreciation expense, as well as our determination of the classification of a lease as capital or operating.

OPERATIONS

The following table sets forth the percentage relationship to net sales of each line item of the consolidated statements of earnings, as well as the percentage change in dollar amounts from the prior year. This table should be read in conjunction with the following discussion and analysis and the consolidated financial statements, including the related notes to the consolidated financial statements.

			Percentage Increase / (Decrease) in Dollar Amounts from Prior Year	Basis Point Increase / (Decrease) in Percentage of Net Sales from Prior Year
	2004	2003	2003 - 2004	2003 - 2004
Net Sales	100.00%	100.00%	18%	N/A
Gross Margin	33.73	31.15	28	258
Expenses:
Selling, General and Administrative	20.74	18.09	36	265
Store Opening Costs	0.34	0.42	(4)	(8)
Depreciation	2.47	2.52	16	(5)
Interest	0.48	0.58	(2)	(10)
Total Expenses	24.03	21.61	32	242
Pre-Tax Earnings	9.70	9.54	20	16
Income Tax Provision	3.73	3.61	22	12
Earnings from Continuing Operations	5.97	5.93	19	4
Earnings from Discontinued Operations, Net of Tax	0.00	0.05	(100)	(5)
Net Earnings	5.97%	5.98%	18%	(1)

	2003	2002	2002 - 2003	2002 - 2003
Net Sales	100.00%	100.00%	18%	N/A
Gross Margin	31.15	30.44	21	71
Expenses:
Selling, General and Administrative	18.09	17.71	21	38
Store Opening Costs	0.42	0.49	(1)	(7)
Depreciation	2.52	2.46	21	6
Interest	0.58	0.70	(1)	(12)
Total Expenses	21.61	21.36	19	25
Pre-Tax Earnings	9.54	9.08	24	46
Income Tax Provision	3.61	3.42	25	19
Earnings from Continuing Operations	5.93	5.66	24	27
Earnings from Discontinued Operations, Net of Tax	0.05	0.05	25	0
Net Earnings	5.98%	5.71%	24%	27

Other Metrics	2004	2003	2002
Comparable Store Sales Increases [1]	6.6%	6.7%	5.8%
Average Ticket [2]	$63.43	$59.21	$56.80
Number of Stores (end of year)	1,087	952	828
Sales Floor Square Feet (in millions, end of year)	123.7	108.8	94.7
Average Store Size Square Feet (in thousands)	114	114	114
Return on Beginning Assets [3]	11.6%	11.6%	11.0%
Return on Beginning Shareholders' Equity [4]	21.3%	22.4%	22.6%

1 We define a comparable store as a store that has been open greater than 13 months.
2 We define average ticket as net sales divided by number of transactions.
3 Return on beginning assets is defined as net earnings divided by beginning total assets.
4 Return on beginning shareholders’ equity is defined as net earnings divided by beginning shareholders’ equity.

Fiscal 2004 Compared to Fiscal 2003

The increase in sales in 2004 is attributable to our ongoing store expansion and relocation program and comparable store sales increases. We added 140 stores in fiscal 2004, including our first stores in Minnesota, Wisconsin and Maine, with plans to add additional stores in these markets as well as large metropolitan markets in the coming years.

The comparable store sales increase of 6.6% in 2004 reflects improved sales in every merchandising category. The categories that performed above our average comparable store sales increase included millwork, rough plumbing, lumber, building materials, rough electrical, hardware, outdoor power equipment, seasonal living and cabinets & countertops. We experienced comparable store sales increases for every product category and all geographic regions due in part to the implementation of our merchandising and operations strategies previously discussed. Our specialty sales initiatives, which include Installed Sales, SOS and Commercial Business Customer sales, also contributed to the comparable store sales increase in the current year. We completed the rollout of the new installed sales model to all of our stores during fiscal 2004. With the opportunity to expand into new categories of installation, we believe installed sales will continue to provide an area of future sales growth. We also experienced positive results from our SOS initiatives, with total SOS sales increasing approximately 27% in 2004. Our Commercial Business Customer initiative also performed well in 2004, with comparable store sales increases of over twice the company average and double-digit comparable store sales increases in 15 of 18 merchandising categories. We are encouraged by the fact that our business with the Commercial Business Customer is growing across the store, not just in lumber and building materials. We also experienced inflation in lumber and building material prices during the year, which positively impacted comparable store sales by approximately 150 basis points.

Average ticket increased $4.22 or 7.1% from $59.21 in 2003 to $63.43 in 2004 due in part to the success of the “Up the Continuum” initiative as well as Lowe’s credit programs.

The increase in gross margin as a percentage of sales was attributable primarily to the implementation of EITF 02-16. The implementation of EITF 02-16, which resulted in the reclassification of our vendor reimbursements for cooperative advertising and third-party in-store service costs from SG&A expense to a reduction of cost of sales when the associated inventory is sold, favorably impacted gross margin as a percentage of sales by 258 basis points for fiscal 2004. Excluding the impact of the implementation of EITF 02-16, gross margin as a percentage of sales was flat compared to 2003. This was due in part to unfavorable product mix shifts and increased distribution costs. The increased distribution costs were associated with the R3 initiative, which includes adding safety stock to our distribution centers, reconfiguring racking and implementing new productivity standards. This strategy caused a temporary increase in our distribution costs, but with longer-term positive implications for our in-stock position, inventory productivity and SG&A leverage. Increased fuel prices also contributed to the increase in distribution costs.

The increase in SG&A expenses as a percentage of sales from 2003 to 2004 is due primarily to the implementation of EITF 02-16, as previously discussed. This unfavorably impacted SG&A as a percentage of sales by 316 basis points for fiscal 2004. This was partially offset by leverage in gross advertising and salaries as a percentage of sales, as well as improvements in the performance of the credit portfolio held by GE.

Store opening costs, which include payroll and supply costs incurred prior to store opening and grand opening advertising costs, are expensed as incurred and totaled $123 million in 2004 compared to $128 million in 2003. These costs are associated with the opening of 140 stores in 2004 (136 new and four relocated), as compared with the opening of 130 stores in 2003 (125 new and five relocated). Because store opening costs are expensed as incurred, the expenses recognized may fluctuate based on the timing of store openings in future or prior periods. Store opening costs averaged approximately $0.9 million per store in 2004 versus approximately $1 million per store in 2003.

Depreciation leveraged five basis points as a percentage of sales in fiscal 2004. Approximately 97% of new stores opened in the last three years have been owned, which includes stores on leased land. Property, less accumulated depreciation, increased to $13.9 billion at January 28, 2005, compared to $11.8 billion at January 30, 2004. The increase in property resulted primarily from our store expansion program, increased distribution capacity and an additional $300 million investment in information technology. We opened our tenth RDC in fiscal 2004, as well as additional flatbed distribution centers.

Interest expense has decreased due to lower debt levels resulting from scheduled debt repayments. Interest expense relating to capital leases was $38 million for 2004 and $39 million for 2003. For further discussion, see Financial Condition, Liquidity and Capital Resources.

Our effective income tax rates were 38.5% and 37.9% in 2004 and 2003, respectively. The higher rate in 2004 was primarily the result of expansion into states with higher state income tax rates, as well as permanent differences between book and tax income related to stock-based compensation expense.

Fiscal 2003 Compared to Fiscal 2002

The comparable store sales increase in 2003 of 6.7% primarily resulted from improved sales in every merchandising category due to operational and merchandising initiatives implemented in 2003. During fiscal 2003, we experienced our strongest sales increases in lumber, building materials, outdoor power equipment, major appliances, paint, flooring and home organization. In addition, millwork, hardware, walls & windows, nursery and cabinets & countertops performed at approximately the overall corporate average comparable store sales increase. We experienced comparable store sales increases in every product category and all geographic regions. We experienced slight inflation in lumber and building material prices during fiscal 2003, which positively impacted comparable store sales by approximately 50 basis points.

The gross margin increase as a percentage of sales from 2002 to 2003 was driven by the reduction of inventory acquisition costs. These lower inventory acquisition costs resulted in part from the product line review process, which takes costs out of the supply chain, as well as the use of our sourcing offices to import products when possible. From 2002 to 2003, the reduction of inventory shrinkage resulted in a 14 basis point increase in gross margin as a percentage of sales.

During 2003, SG&A expense increased 21% compared to the 18% increase in sales. The increase as a percentage of sales in SG&A in 2003 was primarily due to stock-based compensation expense recorded as a result of the adoption of the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” prospectively for all employee awards granted or modified after January 31, 2003.

Store opening costs, which are expensed as incurred, were $128 million for 2003 compared to $129 million in 2002. These costs are associated with the opening of 130 stores in 2003 (125 new and five relocated) as compared to 123 stores in 2002 (112 new and 11 relocated). Because store opening costs are expensed as incurred, the expenses recognized may fluctuate based on the timing of store openings in future or prior periods. Store opening costs averaged approximately $1 million per store in 2003 and slightly more than $1 million per store in 2002.

Depreciation, reflecting continued expansion, increased 21% to $777 million in 2003. Property, less accumulated depreciation, increased to $11.8 billion at January 30, 2004, compared to $10.2 billion at January 31, 2003. The increase in property resulted primarily from the Company’s store expansion program and increased distribution capacity.

Interest expense for 2003 decreased due to lower debt levels resulting from scheduled debt repayments. Interest expense relating to capital leases was $39 million for 2003 and $40 million for 2002. For further discussion, see Financial Condition, Liquidity and Capital Resources.

Our effective income tax rates were 37.9% and 37.6% in 2003 and 2002, respectively. The higher rates were primarily related to expansion into states with higher state income tax rates.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Inventory growth of 30% outpaced sales growth of 18% in fiscal 2004 due to the implementation of distribution network initiatives. We are increasing the shipments of product through our RDC network and increasing the frequency of RDC deliveries to our stores. The R3 initiative enables us to move safety stock out of our stores and into our RDC network. However, during fiscal 2004, safety stock was added to the distribution network prior to reducing the safety stock in our stores in order to maintain service levels. As we start reducing safety stock in our stores, we will begin realizing the benefits of the R3 initiative in the form of inventory leverage and inventory turn improvements in the latter half of 2005.

The decrease in accounts receivable in the current year resulted from the sale of our portfolio of commercial business accounts receivable to GE in May 2004. During the term of the agreement, which ends on December 31, 2009, unless terminated sooner by the parties, GE also purchases at face value new commercial business accounts receivable originated by the Company and services these accounts. These receivables arise primarily from sales of goods and services to our Commercial Business Customers. This agreement was effected primarily to enhance our service to Commercial Business Customers through the use of GE’s specialized support staff in servicing these accounts, as well as the functionality of GE’s information systems platform.

Cash Flows

The following table summarizes the components of the consolidated statements of cash flows, as well as the percentage change in dollar amounts from the prior year. This table should be read in conjunction with the following discussion and analysis and the consolidated financial statements, including the related notes to the consolidated financial statements:

				Percentage Increase / (Decrease) in Dollar Amounts from Prior Year
(In Millions)	2004	2003	2002	2003 - 2004	2002 - 2003
Net cash provided by operating activities from continuing operations	$3,033	$2,942	$2,654	3%	11%
Net cash used in investing activities from continuing operations	(2,257)	(2,497)	(2,477)	(10)	1
Net cash used in financing activities from continuing operations	(1,047)	(17)	(64)	NM	(73)
Net cash provided by discontinued operations	-	112	16	NM	NM
Net (decrease) increase in cash and cash equivalents	(271)	540	129	(150)	319
Cash and cash equivalents, beginning of year	913	373	244	145	53
Cash and cash equivalents, end of year	$642	$913	$373	(30%)	145%

NM: Not meaningful

Cash flows from operating activities provide a significant source of our liquidity. The increase in cash provided by operating activities during 2004 resulted primarily from increased net earnings, offset by our investment in inventory in the current year as a part of the R3 initiative. The increase in cash provided by operating activities during 2003 resulted primarily from increased net earnings. Working capital at January 28, 2005, was $1.3 billion compared to $2.3 billion at January 30, 2004. The decrease in working capital was due primarily to share repurchases during fiscal 2004 and our aforementioned investment in inventory.

The primary component of net cash used in investing activities from continuing operations continues to be new store facilities and the infrastructure and technology needed to support this growth. Cash acquisitions of fixed assets were $2.9 billion for 2004 and $2.3 billion in both 2003 and 2002. Retail selling space of 123.7 million square feet as of January 28, 2005, increased 14% over the selling space as of January 30, 2004. The January 30, 2004, selling space total of 108.8 million square feet represented a 15% increase over January 31, 2003.

Cash flows used in financing activities from continuing operations increased significantly in 2004 due to our $1 billion share repurchase program. Financing uses of cash in 2003 and 2002 primarily consisted of cash dividend payments, repayment of short-term borrowings and scheduled debt repayments. These uses were partially offset by proceeds generated from stock option exercises and cash proceeds from the employee stock purchase plan. The ratio of long-term debt to equity plus long-term debt was 21.0%, 26.5% and 31.2% as of the fiscal years ended 2004, 2003 and 2002, respectively.

Sources of Liquidity

In addition to our cash flows from operations, we have a $1 billion senior credit facility that expires in July 2009. The facility is available to support the Company’s $1 billion commercial paper program and for short-term borrowings. Borrowings made are priced based upon market conditions at the time of funding in accordance with the terms of the senior credit facility. The senior credit facility contains certain restrictive covenants which include maintenance of a specific financial ratio. We were in compliance with those covenants at January 28, 2005. Fifteen banking institutions are participating in the $1 billion senior credit facility and, as of January 28, 2005, there were no outstanding loans under the facility.

Five banks have extended lines of credit aggregating $513 million for the purpose of issuing documentary letters of credit and standby letters of credit. These lines do not have termination dates but are reviewed periodically. Commitment fees ranging from .25% to .50% per annum are paid on the letters of credit amounts outstanding. Outstanding letters of credit totaled $304 million as of January 28, 2005, and $161 million as of January 30, 2004.

Cash Requirements

In January 2005, the Board of Directors authorized up to $1 billion in share repurchases through 2006. This program is intended to be implemented through purchases made from time to time either in the open market or through private transactions. Shares purchased under the share repurchase program are retired and returned to authorized and unissued status. As of January 28, 2005, the share repurchase program had a remaining authorized balance of $1 billion for future common stock repurchases. During fiscal 2004, we repurchased 18.4 million shares at a total cost of $1 billion under the December 2003 share repurchase authorization, leaving no amounts remaining under this prior authorization.

Our quarterly cash dividend per share was increased in 2003 to $0.03 and again in 2004 to $0.04. This increased cash paid for dividends in 2004 as compared to 2003.

During fiscal year 2005, long-term debt totaling $608 million will mature. We anticipate having the ability to repay this debt through cash from operations.

Our 2005 capital budget is $3.7 billion, inclusive of approximately $335 million of leases.  Approximately 78% of this planned commitment is for store expansion and new distribution centers.  Expansion plans for 2005 consist of approximately 150 stores, including approximately three relocations of older stores.  This planned expansion is expected to increase sales floor square footage by approximately 13-14%.  Approximately 68% of the 2005 projects will be owned, 31% will be ground leased properties and 1% will be build-to-suit leases.

At January 28, 2005, we owned and operated 10 regional distribution centers. We began shipping from another regional distribution center in Plainfield, Connecticut, in February 2005.  At the end of fiscal 2004, we owned and operated 10 flatbed distribution centers for the handling of lumber, building materials and other long-length items.  We expect to open three additional flatbed distribution centers in 2005.

We believe that funds from operations and funds available from our credit facilities will be adequate to finance our expansion plans and other operating requirements. However, general economic downturns, fluctuations in the prices of products and unanticipated impact arising from competition could have an effect on funds generated from operations and our future expansion plans. In addition, the availability of funds through the issuance of commercial paper and new debt could be adversely affected due to a debt rating downgrade or a deterioration of certain financial ratios. There are no provisions in any agreements that would require early cash settlement of existing debt or leases as a result of a downgrade in our debt rating or a decrease in our stock price. Holders of the $580.7 million Senior Convertible notes may convert their notes into common stock if the minimum investment grade rating is not maintained. There is no indication that we will not be able to maintain this minimum investment grade rating. In addition, if a change in control of the company occurs on or before October 2006, each holder of the Senior Convertible Notes may require us to purchase for cash all or a portion of such holder’s notes. We may redeem for cash all or a portion of the notes at any time beginning October 2006, at a price equal to the sum of the issue price plus accrued original issue discount and accrued cash interest, if any, on the redemption date. Our debt ratings at January 28, 2005, were as follows:

Current Debt Ratings	S&P	Moody’s	Fitch
Commercial Paper	A1	P1	F1
Senior Debt	A+	A2	A

Outlook	Stable	Positive	Positive

OFF-BALANCE SHEET ARRANGEMENTS AND OTHER CONTRACTUAL OBLIGATIONS

Other than in connection with executing operating leases, we do not have any off-balance-sheet financing. The following table summarizes our significant contractual obligations and commercial commitments:

	Payments Due by Period
Contractual Obligations		Less than	1-3	4-5	After 5
(In Millions)	Total	1 year	years	years	years

Long-term Debt (principal and interest amounts, net of discount)	$5,605	$769	$295	$219	$4,322

Capital Lease Obligations	688	60	118	117	393

Operating Leases	3,843	249	493	487	2,614

Purchase Obligations [1]	450	377	56	8	9

Subtotal - Contractual Obligations	$10,586	$1,455	$962	$831	$7,338

	Amount of Commitment Expiration by Period
Commercial Commitments		Less than	1-3	4-5	After 5
(In Millions)	Total	1 year	years	years	years

Letters of Credit [2]	$304	$293	$11	$-	$-

Total Contractual Obligations and Commercial Commitments	$10,890	$1,748	$973	$831	$7,338

1 Represents contracts for purchases of property and construction of buildings, as well as commitments related to certain marketing and information technology programs.
2 Letters of credit are issued for insurance programs, the purchase of import merchandise inventories and real estate and construction contracts.

COMPANY OUTLOOK

During fiscal 2005, we expect to open 150 stores, resulting in total square footage growth of approximately 13-14%. We expect total sales to increase approximately 17% and comparable store sales to increase approximately 5%. Operating margin, defined as gross margin less SG&A and depreciation, is expected to increase approximately 20 basis points. In addition, store opening costs are expected to be approximately $127 million. Diluted earnings per share of $3.25 to $3.34 are expected for the fiscal year ending February 3, 2006. Fiscal 2005 will include an extra week in the fourth quarter for a total of 53 weeks.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our major market risk exposure is the potential loss arising from the impact of changing interest rates on long-term debt. We currently only have fixed-rate debt. Our policy is to monitor the interest rate risks associated with this debt, and we believe any significant risks could be offset by accessing variable rate instruments available through our lines of credit. The following tables summarize our market risks associated with long-term debt, excluding capital leases. The tables present principal cash outflows and related interest rates by year of maturity, excluding unamortized original issue discounts as of January 28, 2005, and January 30, 2004. The fair values included in the following tables were determined using quoted market rates or interest rates that are currently available to us on debt with similar terms and remaining maturities.

Long-Term Debt Maturities by Fiscal Year
January 28, 2005

(Dollars in Millions)	Fixed Rate	Average Interest Rate
2005	$608	7.32%
2006	7	7.70%
2007	61	6.89%
2008	6	7.39%
2009	1	7.52%
Thereafter	3,025	4.49%
Total	$3,708
Fair Value	$3,974

Long-Term Debt Maturities by Fiscal Year
January 30, 2004

(Dollars in Millions)	Fixed Rate	Average Interest Rate
2004	$54	7.98%
2005	608	7.32%
2006	8	7.70%
2007	61	6.89%
2008	6	7.39%
Thereafter	3,036	4.49%
Total	$3,773
Fair Value	$3,985

Disclosure Regarding Forward-Looking Statements

Our Annual Report talks about our future, particularly in the “Letter to Shareholders” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” While we believe our estimates and expectations are reasonable, they are not guarantees of future performance. Our actual results could differ substantially from our expectations because, for example:

* Our sales are dependent upon the general economic health of the country, variations in the number of new housing starts, the level of repairs, remodeling and additions to existing homes, commercial building activity, and the availability and cost of financing. An economic downturn can impact sales because much of our inventory is purchased by our customers for their discretionary projects, which can be delayed or avoided altogether. In addition, weather may impact sales of product groups like lawn and garden, lumber, and building materials on a short-term basis.

* Our expansion strategy may be impacted by environmental regulations, local zoning issues, availability and development of land, and more stringent land use regulations. Furthermore, our ability to secure a highly-qualified workforce is an important element to the success of our expansion strategy.

* Many of our products, like lumber and plywood, are commodities whose prices may fluctuate erratically within an economic cycle.

* Our business is highly competitive, and as we expand to larger markets and utilize new sales channels such as the Internet, we may face new and additional forms of competition.

* The ability to continue our everyday low pricing strategy and provide the products that customers want depends on our vendors providing a reliable supply of products at competitive prices and our ability to effectively manage our inventory. As an increasing number of the products we sell are imported, any restrictions or limitations on importation of specific products, or a failure to comply with laws and regulations of those countries from which we import them, could interrupt our supply of imported inventory.

* Our commitment to increase market share and keep prices low requires us to make substantial investments in new technology and processes whose benefits could take longer than expected to be realized and which can be difficult to implement and integrate.

All forward-looking statements speak only as of the date of this report or, in the case of any document incorporated by reference, the date of that document. All subsequent written and oral forward-looking statements attributable to the Company or any person acting on the Company’s behalf are qualified by the cautionary statements in this section. Lowe’s does not undertake any obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances or changes in expectations after the date of this report.

Management’s Report on Internal Control Over Financial Reporting

Management of Lowe’s Companies, Inc. and its subsidiaries is responsible for establishing and maintaining adequate internal control over financial reporting (Internal Control) as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our Internal Control was designed to provide reasonable assurance to our management and the board of directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention or overriding of controls. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to the reliability of financial reporting and financial statement preparation and presentation. Further, because of changes in conditions, the effectiveness may vary over time.

Our management evaluated the effectiveness of our Internal Control as of January 28, 2005. In evaluating our Internal Control, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our management’s assessment, we have concluded that, as of January 28, 2005, our Internal Control is effective.

Deloitte & Touche LLP, the independent registered public accounting firm that audited the financial statements contained in this report, has issued an attestation report on our management’s assessment of our Internal Control. This report appears on page 26.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Lowe’s Companies, Inc.
Mooresville, North Carolina

We have audited the accompanying consolidated balance sheets of Lowe’s Companies, Inc. and subsidiaries (the “Company”) as of January 28, 2005 and January 30, 2004, and the related consolidated statements of earnings, shareholders’ equity, and cash flows for each of the three fiscal years in the period ended January 28, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Lowe’s Companies, Inc. and subsidiaries at January 28, 2005 and January 30, 2004, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 28, 2005 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation effective February 1, 2003.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of January 28, 2005, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 11, 2005 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ Deloitte & Touche LLP

Charlotte, North Carolina / April 11, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Lowe’s Companies, Inc.
Mooresville, North Carolina

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, included on page 25, that Lowe’s Companies, Inc. and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of January 28, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of January 28, 2005, is fairly stated, in all material respects, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 28, 2005, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended January 28, 2005 of the Company and our report dated April 11, 2005 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company’s change in method of accounting for stock-based compensation as described in Note 1 to the consolidated financial statements.

/s/ Deloitte & Touche LLP

Charlotte, North Carolina / April 11, 2005

Lowe's Companies, Inc.
Consolidated Statements of Earnings

			January 30, 2004		January 31, 2003
(In Millions, Except Per Share and Percentage Data) Years Ended On	January 28, 2005	% Sales	As Restated (Note 2)	% Sales	As Restated (Note 2)	% Sales

Net sales	$36,464	100.00%	$30,838	100.00%	$26,112	100.00%

Cost of sales	24,165	66.27	21,231	68.85	18,164	69.56

Gross margin	12,299	33.73	9,607	31.15	7,948	30.44

Expenses:

Selling, general and administrative (Note 7)	7,562	20.74	5,578	18.09	4,625	17.71

Store opening costs (Note 1)	123	0.34	128	0.42	129	0.49

Depreciation	902	2.47	777	2.52	640	2.46

Interest (Note 17)	176	0.48	180	0.58	182	0.70

Total expenses	8,763	24.03	6,663	21.61	5,576	21.36

Pre-tax earnings	3,536	9.70	2,944	9.54	2,372	9.08

Income tax provision (Note 15)	1,360	3.73	1,115	3.61	893	3.42

Earnings from continuing operations	2,176	5.97	1,829	5.93	1,479	5.66

Earnings from discontinued operations, net of tax (Note 3)	-	0.00	15	0.05	12	0.05

Net earnings	$2,176	5.97%	$1,844	5.98%	$1,491	5.71%

Basic earnings per share (Note 11)
Continuing operations	$2.80		$2.33		$1.89
Discontinued operations	-		0.02		0.02
Basic earnings per share	$2.80		$2.35		$1.91

Diluted earnings per share (Note 11)
Continuing operations	$2.71		$2.26		$1.84
Discontinued operations	-		0.02		0.02
Diluted earnings per share	$2.71		$2.28		$1.86

Cash dividends per share	$0.15		$0.11		$0.09

See accompanying notes to the consolidated financial statements.

Lowe's Companies, Inc.
Consolidated Balance Sheets

				January 30, 2004
(In Millions, Except Par Value and Percentage Data)		January 28, 2005	% Total	As Restated (Note 2)	% Total
Assets

Current assets:
Cash and cash equivalents (Note 1)		$642	3.0%	$913	4.9%
Short-term investments (Note 4)		171	0.8	711	3.8
Accounts receivable - net (Notes 1 and 5)		9	-	146	0.8
Merchandise inventory (Note 1)		5,982	28.2	4,584	24.4
Deferred income taxes (Note 15)		95	0.5	62	0.3
Other assets		75	0.4	106	0.6

Total current assets		6,974	32.9	6,522	34.8

Property, less accumulated depreciation (Notes 6 and 7)		13,911	65.6	11,819	63.0
Long-term investments (Note 4)		146	0.7	169	0.9
Other assets (Note 7)		178	0.8	241	1.3

Total assets		$21,209	100.0%	$18,751	100.0%

Liabilities and Shareholders' Equity

Current liabilities:
Current maturities of long-term debt (Note 9)		630	3.0%	77	0.4%
Accounts payable		2,687	12.7	2,212	11.8
Accrued salaries and wages		386	1.8	335	1.8
Other current liabilities (Note 7)		2,016	9.5	1,576	8.4

Total current liabilities		5,719	27.0	4,200	22.4

Long-term debt, excluding current maturities (Notes 9, 10 and 13)		3,060	14.4	3,678	19.6
Deferred income taxes (Note 15)		736	3.5	594	3.2
Other long-term liabilities		159	0.7	63	0.3

Total liabilities		9,674	45.6	8,535	45.5

Shareholders' equity (Note 12):
Preferred stock - $5 par value, none issued		-	-	-	-
Common stock - $.50 par value;
Shares Issued and Outstanding
January 28, 2005	774
January 30, 2004	787	387	1.8	394	2.1
Capital in excess of par		1,514	7.1	2,247	12.0
Retained earnings		9,634	45.5	7,574	40.4
Accumulated other comprehensive income		-	-	1	-

Total shareholders' equity		11,535	54.4	10,216	54.5

Total liabilities and shareholders' equity		$21,209	100.0%	$18,751	100.0%

See accompanying notes to the consolidated financial statements.

Lowe's Companies, Inc.
Consolidated Statements of Shareholders' Equity

					Accumulated
			Capital in		Other	Total
	Common Stock		Excess of	Retained	Comprehensive	Shareholders'
(In Millions)	Shares	Amount	Par Value	Earnings	Income	Equity
Balance February 1, 2002, As Restated (Note 2)	775.7	$388	$1,803	$4,392	$1	$6,584
Comprehensive Income:
Net Earnings, As Restated (Note 2)				1,491
Total Comprehensive Income, As Restated (Note 2)						1,491
Tax Effect of Non-qualified Stock Options Exercised			29			29
Cash Dividends				(66)		(66)
Employee Stock Options Exercised (Note 12)	2.9	1	64			65
Stock Issued to ESOP (Notes 14 and 17)	1.9	1	78			79
Employee Stock Purchase Plan (Note 12)	1.4	1	49			50
Balance January 31, 2003, As Restated (Note 2)	781.9	$391	$2,023	$5,817	$1	$8,232
Comprehensive Income:
Net Earnings, As Restated (Note 2)				1,844
Total Comprehensive Income, As Restated (Note 2)						1,844
Tax Effect of Non-qualified Stock Options Exercised			27			27
Cash Dividends				(87)		(87)
Stock Compensation Expense, As Restated (Notes 1, 2 and 12)			51			51
Employee Stock Options Exercised (Note 12)	4.0	2	95			97
Employee Stock Purchase Plan (Note 12)	1.4	1	51			52
Balance January 30, 2004, As Restated (Note 2)	787.3	$394	$2,247	$7,574	$1	$10,216
Comprehensive Income:
Net Earnings				2,176
Net Unrealized Investment Losses					(1)
Total Comprehensive Income						2,175
Tax Effect of Non-qualified Stock Options Exercised			33			33
Cash Dividends				(116)		(116)
Stock Compensation Expense (Notes 1 and 12)			70			70
Repurchase of Common Stock (Note 12)	(18.4)	(9)	(991)			(1,000)
Conversion of Debt to Common Stock	0.2		6			6
Employee Stock Options Exercised (Note 12)	3.4	1	89			90
Employee Stock Purchase Plan (Note 12)	1.3	1	60			61
Balance January 28, 2005	773.8	$387	$1,514	$9,634	$-	$11,535

See accompanying notes to the consolidated financial statements.

Lowe's Companies, Inc.
Consolidated Statements of Cash Flows

		January 30, 2004	January 31, 2003
(In Millions) Years Ended On	January 28, 2005	As Restated (Note 2)	As Restated (Note 2)
Cash Flows From Operating Activities:
Net earnings	$2,176	$1,844	$1,491
Earnings from discontinued operations, net of tax	-	(15)	(12)
Earnings from continuing operations	2,176	1,829	1,479

Adjustments to reconcile earnings from continuing operations to net cash provided by operating activities:
Depreciation and amortization	920	800	659
Deferred income taxes	109	157	221
Loss on disposition/writedown of fixed and other assets	21	31	18
Stock-based compensation expense	70	51	-
Tax effect of stock options exercised	33	31	29
Changes in operating assets and liabilities:
Accounts receivable - net	125	(16)	(9)
Merchandise inventory	(1,389)	(648)	(357)
Other operating assets	31	(10)	(9)
Accounts payable	475	421	202
Other operating liabilities	462	296	421
Net cash provided by operating activities from continuing operations	3,033	2,942	2,654

Cash flows from investing activities:
Decrease (Increase) in short-term investments	690	86	(128)
Purchases of long-term investments	(156)	(381)	(24)
Proceeds from sale/maturity of long-term investments	28	193	-
Increase in other long-term assets	(14)	(95)	(33)
Fixed assets acquired	(2,927)	(2,345)	(2,336)
Proceeds from the sale of fixed and other long-term assets	122	45	44
Net cash used in investing activities from continuing operations	(2,257)	(2,497)	(2,477)

Cash flows from financing activities:
Net decrease in short-term borrowings	-	(50)	(50)
Repayment of long-term debt	(82)	(29)	(63)
Proceeds from employee stock purchase plan	61	52	50
Proceeds from stock options exercised	90	97	65
Cash dividend payments	(116)	(87)	(66)
Repurchase of common stock	(1,000)	-	-
Net cash used in financing activities from continuing operations	(1,047)	(17)	(64)

Net cash provided by discontinued operations	-	112	16

Net (decrease) increase in cash and cash equivalents	(271)	540	129
Cash and cash equivalents, beginning of year	913	373	244
Cash and cash equivalents, end of year	$642	$913	$373

See accompanying notes to the consolidated financial statements.

LOWE'S COMPANIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 28, 2005, JANUARY 30, 2004 AND JANUARY 31, 2003

NOTE 1 - Summary of Significant Accounting Policies:

The Company is the world's second largest home improvement retailer and operated 1,087 stores in 48 states at January 28, 2005. Below are those accounting policies considered to be significant by the Company.

Fiscal Year - The Company’s fiscal year ends on the Friday nearest the end of January. Each of the fiscal years presented contains 52 weeks. All references herein for the years 2004, 2003 and 2002 represent the fiscal years ended January 28, 2005, January 30, 2004, and January 31, 2003, respectively.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All material intercompany accounts and transactions have been eliminated.

Use of Estimates - The preparation of the Company’s financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates that affect the reported amounts of assets, liabilities, sales and expenses and related disclosures of contingent assets and liabilities. The Company bases these estimates on historical results and various other assumptions believed to be reasonable, all of which form the basis for making estimates concerning the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates.

Cash and Cash Equivalents - Cash and cash equivalents include cash on hand, demand deposits and short-term investments with original maturities of three months or less when purchased.

Investments - The Company has a cash management program which provides for the investment of cash balances not expected to be used in current operations in financial instruments that have maturities of up to 10 years. Investments, exclusive of cash equivalents, with a maturity date of one year or less from the balance sheet date or that are expected to be used in current operations, are classified as short-term investments. All other investments are classified as long-term. Investments consist primarily of money market preferred stocks, municipal obligations, agency bonds, corporate notes and stocks, auction rate securities and mutual funds.

The Company has classified all investment securities as available-for-sale, and they are carried at fair market value. Unrealized gains and losses on such securities are included in accumulated other comprehensive income in shareholders' equity.

Derivative Financial Instruments - The Company does not use derivative financial instruments for trading purposes.

Accounts Receivable - The majority of accounts receivable arise from sales to Commercial Business Customers. The Company sells its commercial business accounts receivable to General Electric Company and its subsidiaries (GE). When the Company sells its commercial business accounts receivable, it retains certain interests in those receivables, including the funding of a loss reserve and its obligation related to GE’s ongoing servicing of the receivables sold. Any gain or loss on the sale is determined based on the previous carrying amounts of the transferred assets allocated at fair value between the receivables sold and the interests retained. Fair value is based on the present value of expected future cash flows taking into account the key assumptions of anticipated credit losses, payment rates, late fee rates, GE’s servicing costs and the discount rate commensurate with the uncertainty involved. Due to the short-term nature of the receivables sold, changes to the key assumptions would not materially impact the recorded gain or loss on the sales of receivables or the fair value of the retained interests in the receivables.

See Note 5 for further discussion of the sale of the Company’s accounts receivable during fiscal 2004.

The allowance for doubtful accounts is based on historical experience and a review of existing receivables. The allowance for doubtful accounts was $2 million at January 28, 2005, and $7 million at January 30, 2004.

Sales generated through the Company’s private label credit cards are not reflected in receivables. Under an agreement with GE, credit is extended directly to customers by GE. All credit program-related services are performed and controlled directly by GE. The Company has the option, but no obligation, at the end of the agreement to purchase the receivables.

The total portfolio of receivables held by GE, including both receivables originated by GE from the Company’s private label credit cards and commercial business accounts receivable originated by the Company and sold to GE, approximated $4.5 billion at January 28, 2005, and $3.8 billion at January 30, 2004.

Merchandise Inventory - Inventory is stated at the lower of cost or market using the first-in, first-out method of inventory accounting. The cost of inventory also includes certain costs associated with the preparation of inventory for resale.

The Company records an inventory reserve for the loss associated with selling discontinued inventories below cost. This reserve is based on management’s current knowledge with respect to inventory levels, sales trends and historical experience relating to the liquidation of discontinued inventory. Management does not believe the Company’s merchandise inventories are subject to significant risk of obsolescence in the near term, and management has the ability to adjust purchasing practices based on anticipated sales trends and general economic conditions. However, changes in consumer purchasing patterns could result in the need for additional reserves. The Company also records an inventory reserve for the estimated shrinkage between physical inventories. This reserve is based primarily on actual shrink results from previous physical inventories. Changes in actual shrink results from completed physical inventories could result in revisions to previously estimated shrink expense. Management believes it has sufficient current and historical knowledge to record reasonable estimates for both of these inventory reserves.

Property and Depreciation - Property is recorded at cost. Costs associated with major additions are capitalized and depreciated. Capital assets are expected to yield future benefits and have useful lives which exceed one year. The total cost of a capital asset generally includes all applicable sales taxes, delivery costs, installation costs and other appropriate costs incurred by the Company in the case of self-constructed assets. Upon disposal, the cost of properties and related accumulated depreciation are removed from the accounts, with gains and losses reflected in the consolidated statements of earnings.

Depreciation is provided over the estimated useful lives of the depreciable assets. Assets are depreciated using the straight-line method. Leasehold improvements are depreciated over the shorter of their estimated useful lives or the term of the related lease, which may include one or more option renewal periods where failure to exercise such options would result in an economic penalty in such amount that renewal appears, at the inception of the lease, to be reasonably assured. During the term of a lease, if a substantial additional investment is made in a leased location, the Company also reevaluates its definition of lease term to determine whether the investment would constitute an economic penalty in such amount that renewal appears, at the time of the reevaluation, to be reasonably assured.

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

When a leased location is closed, a provision is made for the present value of future lease obligations, including property taxes, utilities, and common area maintenance, net of anticipated sublease income. Provisions for impairment and store closing costs are included in selling, general and administrative (SG&A) expenses.

Leases - Assets under capital leases are amortized in accordance with the Company's normal depreciation policy for owned assets or if shorter, over the non-cancelable lease term and any option renewal period where failure to exercise such option would result in an economic penalty in such amount that renewal appears, at the inception of the lease, to be reasonably assured. During the term of a lease, if a substantial additional investment is made in a leased location, the Company also reevaluates its definition of lease term to determine whether the investment would constitute an economic penalty in such amount that renewal appears, at the time of the reevaluation, to be reasonably assured. The charge to earnings is included in depreciation expense in the consolidated financial statements.

For lease agreements that provide for escalating rent payments or free-rent occupancy periods, the Company recognizes rent expense on a straight-line basis over the non-cancelable lease term and option renewal periods where failure to exercise such options would result in an economic penalty in such amount that renewal appears, at the inception of the lease, to be reasonably assured. The lease term commences on the date when all conditions precedent to the Company’s obligation to pay rent are satisfied.

Self-Insurance - The Company is self-insured for certain losses relating to worker’s compensation, automobile, property, general and product liability claims. The Company has stop-loss coverage to limit the exposure arising from these claims. Self-insurance claims filed and claims incurred but not reported are accrued based upon management’s estimates of the discounted ultimate cost for uninsured claims incurred using actuarial assumptions followed in the insurance industry and historical experience. Although management believes it has the ability to adequately record estimated losses related to claims, it is possible that actual results could differ from recorded self-insurance liabilities. The Company’s self-insurance liability was $432 million and $327 million at January 28, 2005, and January 30, 2004, respectively, and is included in other current liabilities in the accompanying consolidated balance sheets.

Income Taxes - Income taxes are provided for temporary differences between the tax and financial accounting bases of assets and liabilities using the asset and liability method. The tax effects of such differences are reflected in the balance sheet at the enacted tax rates expected to be in effect when the differences reverse.

Store Opening Costs - Costs of opening new or relocated retail stores, which include payroll and supply costs incurred prior to store opening and grand opening advertising costs, are charged to operations as incurred.

Revenue Recognition - The Company recognizes revenues when sales transactions occur and customers take possession of the merchandise. A provision for anticipated merchandise returns is provided in the period that the related sales are recorded. Revenues from product installation services are recognized when the installation is completed. Deferred revenues associated with amounts received for which customers have not yet taken possession of merchandise or for which installation has not yet been completed were $265 million and $200 million at January 28, 2005, and January 30, 2004, respectively. These amounts are included in other current liabilities in the accompanying consolidated balance sheets.

Revenues from gift cards are deferred and recognized when the cards are redeemed. The liability associated with unredeemed gift cards was $264 million and $201 million at January 28, 2005, and January 30, 2004, respectively, and these amounts are included in other current liabilities in the accompanying consolidated balance sheets.

Extended Warranties - Beginning in 2003, Lowe’s began selling separately priced extended warranty contracts under a new Lowe’s-branded program for which the Company is the primary obligor. The Company recognizes revenue from extended warranty sales on a straight-line basis over the respective contract term. Incremental direct acquisition costs associated with the sale of extended warranties are also deferred and recognized as expense on a straight-line basis over the respective contract term. All other costs, such as costs of services performed under the contract, general and administrative expenses and advertising expenses are expensed as incurred. Deferred revenues related to the Company’s extended warranty sales were $86 million and $8 million at January 28, 2005 and January 30, 2004, respectively.

Advertising - Costs associated with advertising are charged to operations as incurred. Gross advertising expenses were $740 million, $682 million and $608 million in 2004, 2003 and 2002, respectively. Cooperative advertising vendor funds of $2 million, $673 million and $583 million in 2004, 2003 and 2002, respectively, were recorded as a reduction of these expenses with the net amount included in SG&A. The reduction of the amount of cooperative advertising vendor funds recorded as a reduction of advertising expenses in 2004 is a result of the implementation of Emerging Issues Task Force Issue No. 02-16 (EITF 02-16), “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor.” See further discussion of cooperative advertising allowances and the impact of the implementation of EITF 02-16 in Vendor Funds.

Vendor Funds - The Company receives funds from vendors in the normal course of business for a variety of reasons, including purchase-volume-related discounts and rebates, advertising allowances, reimbursement for third-party in-store service related costs, defective merchandise allowances and reimbursement for selling expenses and display costs. Management uses projected purchase volumes to determine earnings rates, validates those projections based on actual and historical purchase trends and applies those rates to actual purchase volumes to determine the amount of funds accrued by the Company and receivable from the vendor. Amounts accrued could be impacted if actual purchase volumes differ from projected purchase volumes.

The Company historically treated purchase-volume-related discounts or rebates as a reduction of inventory cost and reimbursements of operating expenses received from vendors as a reduction of those specific expenses. The Company’s historical accounting treatment for these vendor-provided funds was consistent with EITF 02-16 with the exception of certain cooperative advertising and third-party in-store services for which the costs are ultimately funded by vendors. The Company previously treated the cooperative advertising allowances and third-party in-store service funds as a reduction of the related expense.

Under EITF 02-16, cooperative advertising allowances and third-party in-store service funds are treated as a reduction of inventory cost, unless they represent a reimbursement of specific, incremental and identifiable costs incurred by the customer to sell the vendor’s product. Substantially all of the cooperative advertising and third-party in-store service funds that the Company receives do not meet the specific, incremental and identifiable criteria in EITF 02-16. Therefore, for cooperative advertising and third-party in-store service fund agreements entered into after December 31, 2002, which was the effective date of the related provision of EITF 02-16, the Company treats funds that do not meet the specific, incremental and identifiable criteria as a reduction in the cost of inventory and recognizes these funds as a reduction of cost of sales when the inventory is sold. There is no impact to the timing of when the funds are received from vendors or the associated cash flows.

Third-party in-store service costs were included in SG&A expense and the funds received from vendors were recorded as a reduction of inventory cost in 2004. Third-party in-store service costs for 2003 and 2002 are presented net of vendor funds of $175 million and $69 million, respectively.

This accounting change did not have a material impact on the 2003 financial statements since substantially all of the cooperative advertising allowance and third-party in-store service fund agreements for 2003 were entered into prior to December 31, 2002, the effective date of the related provision of EITF 02-16. This accounting change reduced diluted earnings per share by approximately $0.16 in fiscal 2004.

Comprehensive Income - The Company reports comprehensive income in its consolidated statement of shareholders’ equity. Comprehensive income represents changes in shareholders' equity from non-owner sources. For each of the three years in the period ended January 28, 2005, unrealized holding gains/losses on available-for-sale securities were the only items of other comprehensive income for the Company and were immaterial. The reclassification adjustments for gains/losses included in net earnings for 2004, 2003 and 2002 were also immaterial.

Stock-Based Compensation - Prior to 2003, the Company accounted for its stock-based compensation plans under the recognition and measurement provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Therefore, no stock-based employee compensation is reflected in 2002 net earnings, other than for restricted stock grants, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

Effective February 1, 2003, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," prospectively for all employee awards granted or modified after January 31, 2003. Therefore, in accordance with the requirements of SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," the cost related to stock-based employee compensation included in the determination of net earnings for years ended January 28, 2005, and January 30, 2004 is less than that which would have been recognized if the fair-value-based method had been applied to all awards since the original effective date of SFAS No. 123. The Company recognized compensation expense in 2004 and 2003 totaling $70 and $51 million, respectively, for stock options and awards granted or modified during the year. These options generally vest over three years.

The following table illustrates the effect on net earnings and earnings per share if the fair-value-based method had been applied to all outstanding and unvested awards in each period:

(In Millions, Except Per Share Data)	2004	2003 As Restated (Note 2)	2002 As Restated (Note 2)
Net earnings as reported	$2,176	$1,844	$1,491
Add: Stock-based compensation expense included in net earnings, net of related tax effects	43	32	-

Deduct: Total stock-based compensation expense determined under the fair-value-based method for all awards, net of related tax effects	(85)	(93)	(85)

Pro forma net income	$2,134	$1,783	$1,406

Earnings per share:
Basic - as reported	$2.80	$2.35	$1.91
Basic - pro forma	$2.75	$2.26	$1.81

Diluted - as reported	$2.71	$2.28	$1.86
Diluted - pro forma	$2.66	$2.20	$1.75

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the assumptions listed in the following table.
	2004	2003	2002
Weighted average fair value per option	$16.56	$17.64	$19.22
Assumptions used:
Weighted average expected volatility	38.3%	44.0%	43.7%
Weighted average expected dividend yield	0.22%	0.26%	0.27%
Weighted average risk-free interest rate	2.39%	2.89%	4.35%
Weighted average expected life, in years	3.3	5.5	4.0-7.0

Shipping and Handling Costs - The Company includes shipping and handling costs relating to the shipment of products to customers by third parties in cost of sales. Shipping and handling costs, which include salaries and vehicle operations expenses relating to the delivery of products to customers by the Company, are classified as SG&A expenses. Shipping and handling costs included in SG&A expenses were $255 million, $216 million, and $193 million during 2004, 2003 and 2002, respectively.

Recent Accounting Pronouncements - In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" (FIN 46). In December 2003, the FASB issued a revision to FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 provides guidance on the identification and consolidation of variable interest entities, or VIEs, which are entities for which control is achieved through means other than through voting rights. The provisions of FIN 46 are required to be applied to VIEs created or in which the Company obtains an interest after January 31, 2003. For VIEs in which the Company holds a variable interest that it acquired before February 1, 2003, the provisions of FIN 46 were effective for the first quarter of 2004. The adoption of FIN 46, as revised, did not have an impact on the Company’s consolidated financial statements.

In October 2004, the EITF reached a consensus on EITF Issue No. 04-8 (EITF 04-8), "Accounting Issues Related to Certain Features of Contingently Convertible Debt and the Effect on Diluted Earnings per Share." Based on the EITF’s conclusion, the dilutive effect of contingently convertible debt instruments should be included in the calculation of diluted earnings per share regardless of whether the contingency has been met. The Company implemented the provisions of EITF 04-8 in the fourth quarter of 2004. In accordance with the transition provisions of EITF 04-8, the Company has retroactively adjusted diluted earnings per share calculations for all periods presented to include the dilutive effect of the assumed conversion of the Company’s $580.7 million Senior Convertible Notes issued in October 2001. The implementation of EITF 04-8 reduced diluted earnings per share by $0.03 for the year ended January 28, 2005, and $0.02 for the each of the years ended January 30, 2004, and January 31, 2003. See further discussion in Note 11 to the consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123 (revised) "Share-Based Payment.” This statement eliminates the alternative to account for share-based compensation transactions using APB Opinion No. 25 and will require that compensation expense be measured based on the grant-date fair value of the award and recognized over the requisite service period for awards that vest. The Company is currently evaluating the impact of this Statement, which is effective as of the beginning of the first interim or annual reporting period beginning after June 15, 2005. The Company currently recognizes stock-based compensation expense in accordance with the fair value provisions of SFAS No. 123. The adoption of SFAS No. 123 (revised) may affect the Company’s methodology for determining the fair value of stock-based compensation transactions and the method for recognizing the expense associated with these transactions. However, the Company does not expect the adoption of this statement to have a material impact on its consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions.” The amendments made by SFAS No. 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of this statement to have a material impact on its consolidated financial statements.

Segment Information - The Company’s operations are aggregated within one reportable segment, representing the operations of the Company’s home improvement retail stores within the United States of America.

Reclassifications - Certain prior period amounts have been reclassified to conform to current classifications.

NOTE 2 - Restatement:

Subsequent to the issuance of the Company’s January 30, 2004 consolidated financial statements, the Company determined that its treatment of certain lease-related activities did not conform to accounting principles generally accepted in the United States of America. This was identified as a result of the Company’s review of its accounting policies and practices surrounding leases. Subsequent to this review, the Company, in consultation with its independent registered public accounting firm, Deloitte & Touche LLP, and following discussions with the audit committee of the board of directors, concluded to restate the Company's prior period financial statements to correct errors resulting from its accounting for leases. Although the Company does not believe that this error resulted in a material misstatement of the Company's consolidated financial statements for any annual or interim periods, the effects of correcting the error would have had a material effect on the Company's results of operations for the fourth quarter of fiscal 2004.

In the restatement, the Company accelerated its depreciation expense for lease assets and leasehold improvements to limit the depreciable lives of those assets to the lease term, as determined in accordance with SFAS No. 13, “Accounting for Leases,” which the Company defines to include the non-cancelable lease term and any option renewal period where failure to exercise such option would result in an economic penalty in such amount that renewal appears, at the inception of the lease, to be reasonably assured. Previously, the Company depreciated these assets over the estimated useful lives for similar owned assets. The Company also revised its calculation of rent expense (and the related deferred rent liability) for its ground leases by including in its straight line rent expense calculations any free-rent occupancy periods allowed under those ground leases while the store is being constructed on the leased property. The Company previously recognized rent expense for these types of leases upon commencement of lease payments. In the restatement, the Company also adjusted its prior period financial statements to correct immaterial accounting errors previously identified during the audits of those financial statements. The impact on previously reported net earnings of these other adjustments resulted in a decrease of $18 million and an increase of $38 million for fiscal years 2003 and 2002, respectively.

The following tables summarize the effects of the restatement on the Company’s consolidated balance sheet as of January 30, 2004, as well as the effects of these changes on the Company’s consolidated statements of earnings for fiscal years 2003 and 2002 and the effect on retained earnings as of February 1, 2002. These changes did not affect cash flows in 2003 or 2002.

	Consolidated Balance Sheet
	January 30, 2004		January 30, 2004
(In Millions)	As Previously Reported*	Adjustments	As Restated
Deferred income taxes	$59	$3	$62
Total current assets	6,519	3	6,522
Property, less accumulated depreciation	11,945	(126)	11,819
Total assets	$18,874	$(123)	$18,751
Deferred income taxes	657	(63)	594
Other long-term liabilities	30	33	63
Total liabilities	8,565	(30)	8,535
Capital in excess of par	2,237	10	2,247
Retained earnings	7,677	(103)	7,574
Total shareholders' equity	10,309	(93)	10,216
Total liabilities and shareholders' equity	$18,874	$(123)	$18,751
* Certain amounts have been reclassified to conform to current classifications.

	Consolidated Statement of Earnings
	January 30, 2004		January 30, 2004
Year Ended On (In Millions, Except Per Share Data)	As Previously Reported	Adjustments	As Restated
Expenses:
Selling, general and administrative	$5,543	$35	$5,578
Depreciation	758	19	777
Total expenses	6,609	54	6,663
Pre-tax earnings	2,998	(54)	2,944
Income tax provision	1,136	(21)	1,115
Earnings from continuing operations	1,862	(33)	1,829
Net earnings	$1,877	$(33)	$1,844
Basic earnings per share (Notes 1 and 11)
Continuing operations	$2.37	$(0.04)	$2.33
Discontinued operations	0.02	-	0.02
Basic earnings per share	$2.39	$(0.04)	$2.35
Diluted earnings per share (Notes 1 and 11)
Continuing operations	$2.30	$(0.04)	$2.26
Discontinued operations	0.02	-	0.02
Diluted earnings per share	$2.32	$(0.04)	$2.28

	Consolidated Statement of Earnings
	January 31, 2003		January 31, 2003
Year Ended On (In Millions, Except Per Share Data)	As Previously Reported	Adjustments	As Restated
Expenses:
Selling, general and administrative	$4,676	$(51)	$4,625
Depreciation	622	18	640
Total expenses	5,609	(33)	5,576
Pre-tax earnings	2,339	33	2,372
Income tax provision	880	13	893
Earnings from continuing operations	1,459	20	1,479
Net earnings	$1,471	$20	$1,491
Basic earnings per share (Notes 1 and 11)
Continuing operations	$1.87	$0.02	$1.89
Discontinued operations	0.02	-	0.02
Basic earnings per share	$1.89	$0.02	$1.91
Diluted earnings per share (Notes 1 and 11)
Continuing operations	$1.81	$0.03	$1.84
Discontinued operations	0.02	-	0.02
Diluted earnings per share	$1.83	$0.03	$1.86

	Consolidated Statement of Shareholders' Equity
	February 1, 2002		February 1, 2002
(In Millions)	As previously reported	Adjustments	As Restated
Retained earnings	$4,482	$(90)	$4,392

Additionally, the Company’s auction rate securities are included in short-term investments due to recent interpretations that make this classification more appropriate than the previous years’ classification as cash equivalents. The amount reclassified was $533 million at January 30, 2004. The impact on cash flows from investing activities resulting from this reclassification was a decrease of $53 million in 2003 and an increase of $75 million in 2002. There was no impact on total cash flows in 2003 or 2002.

NOTE 3 - Discontinued Operations:

During the fourth quarter of 2003, the Company sold 26 commodity-focused locations operating under The Contractor Yard name (the “Contractor Yards”). This sale was effected to allow the Company to continue to focus on its retail and commercial business. The Company has reported the results of operations of the Contractor Yards as discontinued operations for 2003 and 2002. Total net assets included in the disposal group and sold as of January 30, 2004, were approximately $111 million and consisted primarily of $47 million in net accounts receivable, $37 million in merchandise inventory and $27 million in property, less accumulated depreciation.

The results of operations of the Contractor Yards included in discontinued operations were as follows:

	Years Ended On
(In Millions)	January 30, 2004	January 31, 2003
Net sales from discontinued operations	$425	$379
Pre-tax earnings from discontinued operations	20	20
Gain on sale of Contractor Yards	5	-
Income tax provision	10	8
Earnings from discontinued operations, net of tax	$15	$12

NOTE 4 - Investments:

The Company’s investment securities are classified as available-for-sale. The amortized cost, gross unrealized holding gains and losses and fair values of the investments at January 28, 2005, and January 30, 2004, were as follows:

	January 28, 2005				January 30, 2004
Type	Amortized	Gross Unrealized	Gross Unrealized	Fair	Amortized	Gross Unrealized	Gross Unrealized	Fair
(In Millions)	Cost	Gains	Losses	Value	Cost	Gains	Losses	Value
Municipal Obligations	$162	$-	$-	$162	$626	$-	$-	$626
Money Market Preferred Stock	9	-	-	9	78	-	-	78
Corporate Notes	-	-	-	-	7	-	-	7
Classified as Short-Term	171	-	-	171	711	-	-	711

Municipal Obligations	97	-	(1)	96	92	-	-	92
Corporate Notes	19	-	-	19	32	-	-	32
Agency Bonds	-	-	-	-	23	-	-	23
Asset-Backed Obligations	16	-	-	16	16	-	-	16
Mutual Funds	14	1	-	15	5	1	-	6
Classified as Long-Term	146	1	(1)	146	168	1	-	169

Total	$317	$1	$(1)	$317	$879	$1	$-	$880

The proceeds from sales of available-for-sale securities were $117 million, $204 million and $2 million for 2004, 2003 and 2002, respectively. Gross realized gains and losses on the sale of available-for-sale securities were not significant for any of the periods presented. The municipal obligations classified as long-term at January 28, 2005, will mature in one to five years. Corporate notes classified as long-term at January 28, 2005, will mature in one to two years. Asset-backed obligations classified as long-term at January 28, 2005, will mature in two to seven years.

NOTE 5 - Accounts Receivable:

In May 2004, the Company entered into an agreement with GE to sell its then-existing portfolio of commercial business accounts receivable to GE. During the term of the agreement, which ends on December 31, 2009, unless terminated sooner by the parties, GE also purchases at face value new commercial business accounts receivable originated by the Company and services these accounts. These receivables arise primarily from sales of goods and services to the Company’s Commercial Business Customers.

The Company accounts for the transfers as sales of the accounts receivable. When the Company sells its commercial business accounts receivable, it retains certain interests in those receivables, including the funding of a loss reserve and its obligation related to GE’s ongoing servicing of the receivables sold. Any gain or loss on the sale is determined based on the previous carrying amounts of the transferred assets allocated at fair value between the receivables sold and the interests retained. Fair value is based on the present value of expected future cash flows taking into account the key assumptions of anticipated credit losses, payment rates, late fee rates, GE’s servicing costs and the discount rate commensurate with the uncertainty involved. Due to the short-term nature of the receivables sold, changes to the key assumptions would not materially impact the recorded gain or loss on the sales of receivables or the fair value of the retained interests in the receivables.

The initial portfolio of commercial business accounts receivable sold to GE in May 2004 totaled $147 million. Total commercial business accounts receivable sold to GE since program inception through the end of 2004 totaled $1.2 billion. During 2004, the Company recognized losses of $34 million on these sales as SG&A expense, which primarily relate to the fair value of the obligations incurred related to servicing costs that are remitted to GE monthly. At January 28, 2005, the fair value of the retained interests was a net liability of $0.2 million and was determined based on the present value of expected future cash flows.

NOTE 6 - Property and Accumulated Depreciation:

Property is summarized by major class in the following table:
(In Millions)	Estimated depreciable lives (in years)	January 28, 2005	January 30, 2004
Cost:
Land	N/A	$4,197	$3,635
Buildings	7-40	7,007	5,950
Equipment	3-10	5,405	4,355
Leasehold Improvements*	7-30	1,401	1,133

Total Cost		18,010	15,073
Accumulated Depreciation and Amortization		(4,099)	(3,254)

Net Property		$13,911	$11,819

* Leasehold improvements are depreciated over the shorter of their estimated useful lives or the term of the related lease, which is defined to include the non-cancelable lease term and any option renewal period where failure to exercise such option would result in an economic penalty in such amount that renewal appears, at the inception of the lease, to be reasonably assured. During the term of a lease, if a substantial additional investment is made in a leased location, the Company also reevaluates its definition of lease term to determine whether the investment would constitute an economic penalty in such amount that renewal appears, at the time of the reevaluation, to be reasonably assured.

Included in net property are assets under capital lease of $538 million, less accumulated depreciation of $227 million, at January 28, 2005, and $539 million, less accumulated depreciation of $201 million, at January 30, 2004.

NOTE 7 - Impairment and Store Closing Costs:

The Company periodically reviews the carrying value of long-lived assets for potential impairment. When management commits to close or relocate a store location, or when there are indicators that the carrying value of a long-lived asset may not be recoverable, the Company evaluates the carrying value of the asset in relation to its expected future cash flows. If the carrying value of the asset is greater than the expected future cash flows and the fair value of the asset is less than the carrying value, a provision is made for the impairment of the asset based on the excess of carrying value over fair value. The fair value of the assets is generally based on appraisals and the Company’s historical experience. The provision for impairment is included in SG&A expense. Impairment provisions recorded were $31 million, $14 million and $22 million in fiscal 2004, 2003 and 2002, respectively.

Closed store real estate is included in other assets and amounted to $56 million and $89 million at January 28, 2005, and January 30, 2004, respectively.

When leased locations are closed, a liability is recognized for the fair value of future contractual obligations, including property taxes, utilities, and common area maintenance, net of anticipated sublease income. The provision for store closing costs is included in SG&A expense.

The following table summarizes the store closing liability and the respective changes in the obligation, which is included in other current liabilities in the consolidated balance sheets.

Store Closing Liability
(In Millions)
Balance at February 1, 2002	$17
Accrual for store closing costs	9
Lease payments, net of sublease income	(10)
Balance at January 31, 2003	$16
Accrual for store closing costs	12
Lease payments, net of sublease income	(9)
Balance at January 30, 2004	$19
Accrual for store closing costs	16
Lease payments, net of sublease income	(11)
Balance at January 28, 2005	$24

NOTE 8 - Short-term Borrowings and Lines of Credit:

The Company has a $1 billion senior credit facility which became effective in July 2004 and expires in July 2009. This facility is available to support the Company's $1 billion commercial paper program and for short-term borrowings. Borrowings are priced based upon market conditions at the time of funding in accordance with the terms of the senior credit facility. The senior credit facility contains certain covenants, including maintenance of a specific financial ratio. The Company was in compliance with these covenants at January 28, 2005. Fifteen banking institutions are participating in the $1 billion senior credit facility and, as of January 28, 2005, there were no outstanding loans under the facility.

Five banks have extended lines of credit aggregating $513 million for the purpose of issuing documentary letters of credit and standby letters of credit. These lines do not have termination dates but are reviewed periodically. Commitment fees ranging from .25% to .50% per annum are paid on the letters of credit amounts outstanding. Outstanding letters of credit totaled $304 million as of January 28, 2005, and $161 million as of January 30, 2004.

There were no short-term borrowings outstanding at January 28, 2005, or January 30, 2004.

NOTE 9 - Long-Term Debt:

		Fiscal Year
Debt Category		of Final	January 28,	January 30,
(In Millions)	Interest Rates	Maturity	2005	2004
Secured Debt:[1]
Mortgage Notes	6.82 to 8.25%	2028	$37	$45
Unsecured Debt:
Debentures	6.50 to 6.88%	2029	693	692
Notes	7.50 to 8.25%	2010	997	996
Medium-Term Notes - Series A	7.35 to 8.20%	2023	27	74
Medium-Term Notes - Series B2	6.70 to 7.61%	2037	267	267
Senior Notes	6.38%	2005	100	100
Convertible Notes	0.86 to 2.50%	2021	1,146	1,136
Capital Leases		2029	423	445

Total Long-Term Debt			3,690	3,755
Less Current Maturities			630	77

Long-Term Debt, Excluding Current Maturities			$3,060	$3,678

1 Real properties with an aggregate book value of $86 million were pledged as collateral at January 28, 2005, for secured debt.
2 Approximately 34% of these Medium Term Notes may be put at the option of the holder on either the tenth or twentieth anniversary date of the issue at par value. None of these notes are currently putable.

Debt maturities, exclusive of capital leases, for the next five fiscal years and thereafter are as follows: 2005, $608 million; 2006, $7 million; 2007, $61 million; 2008, $6 million; 2009, $1 million; thereafter, $3,025 million.

The Company’s debentures, senior notes, medium-term notes and convertible notes contain certain restrictive covenants, including maintenance of a specific financial ratio. The Company was in compliance with all covenants in these agreements at January 28, 2005, and January 30, 2004.

The Company has $580.7 million aggregate principal of senior convertible notes at an issue price of $861.03 per note. Interest on the notes, at the rate of 0.8610% per year on the principal amount at maturity, is payable semiannually in arrears until October 2006. After that date, the Company will not pay cash interest on the notes prior to maturity. Instead, in October 2021 when the notes mature, a holder will receive $1,000 per note, representing a yield to maturity of approximately 1%. Holders may convert their notes into 17.212 shares of the Company’s common stock, subject to adjustment, only if: the sale price of the Company’s common stock reaches specified thresholds, the credit rating of the notes is below a specified level, the notes are called for redemption, or specified corporate transactions have occurred. Holders may require the Company to purchase all or a portion of their note in October 2006, at a price of $861.03 per note plus accrued cash interest, if any, or in October 2011, at a price of $905.06 per note. The Company may choose to pay the purchase price of the notes in cash or common stock or a combination of cash and common stock. In addition, if a change in control of the Company occurs on or before October 2006, each holder may require the Company to purchase for cash all or a portion of such holder’s notes. The Company may redeem for cash all or a portion of the notes at any time beginning October 2006, at a price equal to the sum of the issue price plus accrued original issue discount and accrued cash interest, if any, on the redemption date. The conditions that permit conversion were not satisfied at January 28, 2005.

The Company has $994.7 million aggregate principal of convertible notes at an issue price of $608.41 per note. Interest will not be paid on the notes prior to maturity in February 2021, at which time the holders will receive $1,000 per note, representing a yield to maturity of 2.5%. Holders may convert their notes at any time on or before the maturity date, unless the notes have been previously purchased or redeemed, into 16.448 shares of the Company's common stock per note. Holders of the notes may require the Company to purchase all or a portion of their notes in February 2011 at a price of $780.01 per note. The Company may choose to pay the purchase price of the notes in cash or common stock, or a combination of cash and common stock. Holders of an insignificant number of notes exercised their right to require the Company to purchase their notes during fiscal 2004, all of which were purchased in cash.

NOTE 10 - Financial Instruments:

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

	January 28, 2005		January 30, 2004
	Carrying	Fair	Carrying	Fair
(In Millions)	Amount	Value	Amount	Value
Liabilities:
Long-Term Debt (Excluding Capital Leases)	$3,267	$3,974	$3,310	$3,985

Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt issues that are not quoted on an exchange.

NOTE 11 - Earnings per Share:

Basic earnings per share (EPS) excludes dilution and is computed by dividing the applicable net earnings by the weighted-average number of common shares outstanding for the period. Diluted earnings per share is calculated based on the weighted-average shares of common stock as adjusted for the potential dilutive effect of stock options and applicable convertible notes as of the balance sheet date. In the fourth quarter of fiscal 2004, the Company implemented EITF 04-8. Based on the EITF’s conclusion, the dilutive effect of contingently convertible debt instruments should be included in the calculation of diluted earnings per share regardless of whether the contingency has been met.  As a result of this implementation, the Company has retroactively adjusted diluted earnings per share calculations for all periods presented to include the dilutive effect of the assumed conversion of the Company’s $580.7 million Senior Convertible Notes issued in October 2001. The implementation of EITF 04-8 reduced diluted earnings per share by $0.03 for the year ended January 28, 2005, and $0.02 for each of the years ended January 30, 2004, and January 31, 2003. The following table reconciles EPS for 2004, 2003 and 2002.

(In Millions, Except Per Share Data)	2004	2003	2002
Basic Earnings per Share:
Earnings from Continuing Operations	$2,176	$1,829	$1,479
Earnings from Discontinued Operations, Net of Tax	-	15	12
Net Earnings	$2,176	$1,844	$1,491
Weighted Average Shares Outstanding	777	785	779
Basic Earnings per Share: Continuing Operations	$2.80	$2.33	$1.89
Basic Earnings per Share: Discontinued Operations	-	0.02	0.02
Basic Earnings per Share	$2.80	$2.35	$1.91

Diluted Earnings per Share:
Net Earnings	$2,176	$1,844	$1,491
Net Earnings Adjustment for Interest on Convertible Debt, Net of Tax	14	14	14
Net Earnings, as Adjusted	$2,190	$1,858	$1,505
Weighted Average Shares Outstanding	777	785	779
Dilutive Effect of Stock Options	5	4	4
Dilutive Effect of Convertible Debt	26	27	27
Weighted Average Shares, as Adjusted	808	816	810
Diluted Earnings per Share: Continuing Operations	$2.71	$2.26	$1.84
Diluted Earnings per Share: Discontinued Operations	-	0.02	0.02
Diluted Earnings per Share	$2.71	$2.28	$1.86

NOTE 12 - Shareholders' Equity:

Authorized shares of common stock were 2.8 billion at January 28, 2005, and January 30, 2004.

The Company has five million authorized shares of preferred stock ($5 par), none of which have been issued. The Board of Directors may issue the preferred stock (without action by shareholders) in one or more series, having such voting rights, dividend and liquidation preferences and such conversion and other rights as may be designated by the Board of Directors at the time of issuance.

In April 2004, the Board of Directors authorized the termination of its shareholder rights plan and the related redemption of all purchase rights under this plan. These rights were redeemed for one-twentieth of a cent ($0.0005) per share, or approximately $400,000.

In January 2005, the Board of Directors authorized $1 billion in share repurchases through 2006. This program is intended to be implemented through purchases made from time to time either in the open market or through private transactions. Shares purchased under the share repurchase program are retired and returned to authorized and unissued status. As of January 28, 2005, the share repurchase program had a remaining authorized balance of $1 billion for future common stock repurchases. During 2004, the Company repurchased 18.4 million shares at a total cost of $1 billion under the December 2003 share repurchase authorization, leaving no amounts remaining under this prior authorization.

The Company granted restricted stock awards of 346,000 shares with a per share weighted-average fair value of $56.75 in 2004. The Company granted restricted stock awards of 550,000 shares with a per share weighted-average fair value of $39.30 in 2003. These grants normally vest over three years. No restricted stock awards were granted in 2002, with no related expense recorded in 2002. Related expenses (charged to compensation expense) for 2004 and 2003 were $12 million and $5 million, respectively.

The Company has three stock incentive plans, referred to as the “2001”, “1997” and “1994” Incentive Plans, under which incentive and non-qualified stock options may be granted to key employees. No awards may be granted after 2011 under the 2001 plan, after 2007 under the 1997 plan and after 2004 under the 1994 plan. Stock options generally have terms of seven years, normally vest evenly over three years, and are assigned an exercise price of not less than the fair market value on the date of grant. Related expenses (charged to compensation expense) for 2004 and 2003 were $39 million and $33 million, respectively. At January 28, 2005, there were 17,375,000 and 473,000 shares available for grants under the 2001 and 1997 plans, respectively, and no shares available for grants under the 1994 plan.

Stock option information related to the 2001, 1997 and 1994 Incentive Plans is summarized as follows:

Key Employee Stock Option Plans	Shares (In Thousands)	Weighted-Average Exercise Price Per Share
Outstanding at February 1, 2002	19,141	$28.77
Granted	5,537	43.65
Canceled or Expired	(1,085)	34.28
Exercised	(2,942)	22.20
Outstanding at January 31, 2003	20,651	$33.37
Granted	4,318	40.39
Canceled or Expired	(1,129)	39.66
Exercised	(3,745)	26.20
Outstanding at January 30, 2004	20,095	$35.68
Granted	2,959	56.11
Canceled or Expired	(759)	44.88
Exercised	(3,077)	30.18
Outstanding at January 28, 2005	19,218	$39.56

Exercisable at January 28, 2005	8,795	$30.93
Exercisable at January 30, 2004	7,525	$27.58
Exercisable at January 31, 2003	7,770	$23.75

	Outstanding			Exercisable
Range of Exercise Prices	Options (In Thousands)	Weighted-Average Remaining Term	Weighted- Average Exercise Price	Options (In Thousands)	Weighted-Average Exercise Price
$5.18 - $7.52	48	0.8	$5.85	48	$5.85
8.70 - 12.60	14	2.3	10.79	14	10.79
13.19 - 19.44	173	2.6	14.95	173	14.95
21.34 - 31.16	5,508	2.4	25.41	5,505	25.41
35.12 - 52.06	10,958	4.4	43.31	3,055	42.27
$53.57 - $58.93	2,517	6.1	56.67	-	-
Totals	19,218	4.0	$39.56	8,795	$30.93

The Company maintains the Lowe's Companies, Inc. Directors' Stock Option Plan for its non-employee directors. During the term of the Plan, each non-employee Director is awarded 4,000 options on the date of the first board meeting after each annual meeting of the Company's shareholders (the award date). The maximum number of shares available for grant under the Plan is 500,000, subject to adjustment. No awards may be granted under the Plan after the award date in 2008. The options vest evenly over three years, expire after seven years and are assigned a price equal to the fair market value of the Company's common stock on the date of grant.

Stock option information related to the Directors’ Stock Option Plan is summarized as follows:

Directors' Stock Option Plans	Shares (In Thousands)	Weighted-Average Exercise Price Per Share
Outstanding at February 1, 2002	100	$28.92
Granted	40	47.16
Exercised	(4)	25.85
Outstanding at January 31, 2003	136	$34.38
Granted	36	42.26
Exercised	(25)	28.74
Canceled or Expired	(12)	43.03
Outstanding at January 30, 2004	135	$36.77
Granted	40	53.57
Exercised	(10)	27.62
Canceled or Expired	(8)	42.83
Outstanding at January 28, 2005	157	$41.28

Exercisable at January 28, 2005	89	$34.96
Exercisable at January 30, 2004	71	$31.28
Exercisable at January 31, 2003	59	$27.06

	Outstanding			Exercisable
Range of Exercise Prices	Options (In Thousands)	Weighted-Average Remaining Term	Weighted- Average Exercise Price	Options (In Thousands)	Weighted-Average Exercise Price
$22.88 - $25.84	32	1.8	$24.36	32	$24.36
$35.91 - $53.57	125	5.0	45.60	57	40.87
Totals	157	4.3	$41.28	89	$34.96

The Company maintains a qualified Employee Stock Purchase Plan that allows eligible employees to participate in the purchase of designated shares of the Company’s common stock. Ten million shares were authorized for this plan with 3,322,437 remaining available at January 28, 2005. For offering periods prior to December 1, 2004, the purchase price of the stock under the plan was equal to 85% of the lower of the closing price at the beginning or the end of each semi-annual stock purchase period. However, beginning with the December 1, 2004, offering period, the plan’s provisions were modified to provide that the purchase price would be equal to 85% of the closing price on the date of purchase. The Company issued 1,331,294, 1,441,518, and 1,341,241 shares of common stock pursuant to this plan during 2004, 2003 and 2002, respectively. As discussed in Note 1, effective February 1, 2003, the Company adopted the fair-value recognition provisions of SFAS No. 123 for all employee awards granted or modified after January 31, 2003. As a result, during 2004 and 2003, the Company recognized compensation expense totaling $19 million and $13 million, respectively, relating to stock issued under the Employee Stock Purchase Plan during that period, which is included in the $70 million and $51 million in compensation expense recognized in 2004 and 2003, respectively. No compensation expense was recorded in 2002 related to the Employee Stock Purchase Plan, as the Plan qualified as non-compensatory under the intrinsic value method of accounting.

NOTE 13 - Leases:

The Company leases certain store facilities and land for certain store facilities under agreements with original terms generally of 20 years. For lease agreements that provide for escalating rent payments or free-rent occupancy periods, the Company recognizes rent expense on a straight-line basis over the non-cancelable lease term and any option renewal period where failure to exercise such option would result in an economic penalty in such amount that renewal appears, at the inception of the lease, to be reasonably assured. The lease term commences on the date when all conditions precedent to the Company’s obligation to pay rent are satisfied. The leases generally contain provisions for four to six renewal options of five years each.

Some agreements also provide for contingent rental based on sales performance in excess of specified minimums. In 2004, 2003 and 2002, contingent rentals have been nominal.

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

The future minimum rental payments required under capital and operating leases having initial or remaining non-cancelable lease terms in excess of one year are summarized as follows:

(In Millions)	Operating Leases		Capital Leases
Fiscal Year	Real Estate	Equipment	Real Estate	Equipment	Total
2005	$248	$1	$59	$1	$309
2006	246	1	58	1	306
2007	245	1	59	-	305
2008	244	-	59	-	303
2009	243	-	58	-	301
Later Years	2,614	-	393	-	3,007
Total Minimum Lease Payments	$3,840	$3	$686	$2	$4,531
Total Minimum Capital Lease Payments			$688
Less Amount Representing Interest			265
Present Value of Minimum Lease Payments			423
Less Current Maturities			22
Present Value of Minimum Lease Payments, Less Current Maturities			$401

Rental expenses under operating leases for real estate and equipment were $271 million, $238 million and $226 million in 2004, 2003 and 2002, respectively.

NOTE 14 - Employee Retirement Plans:

The Company maintains a defined contribution retirement plan for its employees (the 401(k) Plan). Employees are eligible to participate in the 401(k) Plan after completing 90 days of continuous service. Participants are allowed to choose from a group of mutual funds in order to designate how both employer and employee contributions are to be invested. The Company's common stock is also one of the investment options for contributions to the 401 (k) Plan. Company shares held on the participants’ behalf by the 401(k) Plan are voted by the participants. The Company makes contributions to the 401(k) Plan each payroll period based upon a matching formula applied to employee contributions. In addition, beginning in 2002, the Company offers a performance match to eligible 401(k) Plan participants based on growth of earnings before taxes for the fiscal year. 401(k) Plan participants must have three or more years of employment service and be actively employed on the last day of the fiscal year to be eligible for the performance match. The performance match is funded in participant accounts in April of the following year. The Company’s contributions to the 401(k) Plan vest immediately in the participant accounts. Once participants reach age 59 ½, they may elect to withdraw their entire 401(k) Plan balance. This is a one-time, in-service distribution option. Participants may also withdraw contributions and rollover contributions while still actively employed for reasons of hardship. In addition, participants with 20 or more years of service, who have an Employee Stock Ownership Plan carryforward account balance within the 401(k) Plan, can elect to receive a one-time, in-service distribution of 50% of this account balance.

The Company maintains a Benefit Restoration Plan (BRP) to provide benefits in addition to those provided under the 401(k) Plan to 401(k) Plan participants whose benefits are restricted as a result of certain provisions of the Internal Revenue Code of 1986.

The Company recognized expense associated with contributions to employee retirement plans of $68 million, $83 million and $115 million in 2004, 2003 and 2002, respectively.

In fiscal 2003, the Company implemented a non-qualified deferred compensation program called the Lowe’s Cash Deferral Plan. This plan is designed to permit highly compensated employees to defer receipt of portions of their compensation, thereby delaying taxation on the deferral amount and on subsequent earnings until the balance is distributed. This plan does not provide for employer contributions.

NOTE 15 - Income Taxes:

The following is a reconciliation of the effective tax rate to the federal statutory tax rate for continuing operations.

	2004	2003	2002
Statutory Federal Income Tax Rate	35.0%	35.0%	35.0%
State Income Taxes- Net of Federal Tax Benefit	3.5	3.1	3.3
Stock-Based Compensation Expense	0.2	0.2	0.0
Other, Net	(0.2)	(0.4)	(0.7)
Effective Tax Rate	38.5%	37.9%	37.6%

	Components of Income Tax Provision for Continuing Operations
(In Millions)	2004	2003	2002
Current
Federal	$1,077	$834	$590
State	174	124	82
Total Current	1,251	958	672
Deferred
Federal	86	143	183
State	23	14	38
Total Deferred	109	157	221
Total Income Tax Provision	$1,360	$1,115	$893

The tax effect of cumulative temporary differences that gave rise to the deferred tax assets and liabilities at January 28, 2005, and January 30, 2004, is as follows:

	January 28, 2005			January 30, 2004
(In Millions)	Assets	Liabilities	Total	Assets	Liabilities	Total
Excess Property and Store Closing Costs	$19	$-	$19	$22	$-	$22
Self-Insurance	37	-	37	31	-	31
Depreciation	-	(776)	(776)	-	(625)	(625)
Rent	26	-	26	13	-	13
Vacation Accrual	7	-	7	5	-	5
Allowance for Sales Returns	43	-	43	32	-	32
Stock-Based Compensation Expense	28	-	28	2	-	2
Other, Net	19	(44)	(25)	17	(29)	(12)
Total	$179	$(820)	$(641)	$122	$(654)	$(532)

Given the consistent profitability of past operations, the Company believes that the deferred tax assets will be recovered and that no valuation allowance is necessary.

The tax balances and income tax expense recognized by the Company are based on management’s interpretation of the current tax laws of multiple tax jurisdictions. Income tax expense reflects the Company’s best estimates and assumptions regarding the level of future taxable income and interpretation of current tax laws.

Tax authorities periodically audit the Company’s income tax returns. These audits include a review of the Company’s tax filing positions, including the timing and amount of income and deductions in various tax jurisdictions.  In evaluating liabilities associated with its various tax filing positions, the Company has accrued for probable liabilities resulting from tax assessments by tax authorities. The amounts accrued were not material to the Company’s consolidated financial statements in any of the years presented.

NOTE 16 - Commitments and Contingencies:

The Company is a defendant in legal proceedings considered to be in the normal course of business, none of which, singularly or collectively, are believed to have a risk of having a material impact on the Company’s financial statements. In evaluating liabilities associated with its various legal proceedings, the Company has accrued for probable liabilities associated with these matters. The amounts accrued were not material to the Company’s consolidated financial statements in any of the years presented.

As of January 28, 2005, the Company had non-cancelable commitments related to purchases of property and construction of buildings, as well as commitments related to certain marketing and information technology programs of $450 million. Payments under these commitments are scheduled to be made as follows: 2005, $377 million; 2006, $34 million; 2007, $22 million; 2008, $6 million; 2009, $2 million; thereafter, $9 million.

NOTE 17 - Other Information:

Net interest expense is comprised of the following:

(In Millions)	2004	2003	2002
Long-Term Debt	$159	$162	$163
Mortgage Interest	3	4	5
Capitalized Leases	38	39	40
Short-Term Debt	-	-	1
Amortization of Original Issue Discount and Loan Costs	20	19	19
Interest Income	(16)	(18)	(21)
Interest Capitalized	(28)	(26)	(25)

Net Interest Expense	$176	$180	$182

Supplemental Disclosures of Cash Flow Information:

(In Millions)	2004	2003	2002
Cash Paid for Interest (Net of Amount Capitalized)	$174	$179	$186
Cash Paid for Income Taxes	$1,192	$926	$695

Noncash Investing and Financing Activities:
Noncash Fixed Asset Acquisitions, Including Assets Acquired Under Capital Lease	$133	$102	$39
Common Stock Issued to ESOP	-	-	79
Notes Received in Exchange for Sale of Real Estate	$-	$-	$4

Lowe's Companies, Inc.
Selected Financial Data (Unaudited)

	2004	2003	2002	2001	2000
(In Millions, Except Per Share Data)		As Restated [1,4]	As Restated [1,4]	As Restated [2,4]	As Restated [2]
Selected Statements of Earnings Data:
Net Sales	$36,464	$30,838	$26,112	$21,714	$18,368
Gross Margin	12,299	9,607	7,948	6,287	5,208
Earnings from Continuing Operations	2,176	1,829	1,479	969	784
Earnings from Discontinued Operations, Net of Tax	-	15	12	13	14
Net Earnings	2,176	1,844	1,491	982	798
Basic Earnings Per Share - Continuing Operations	2.80	2.33	1.89	1.25	1.03
Basic Earnings Per Share - Discontinued Operations	-	0.02	0.02	0.02	0.02
Basic Earnings Per Share	2.80	2.35	1.91	1.27	1.05
Diluted Earnings Per Share - Continuing Operations	2.71	2.26	1.84	1.21	1.02
Diluted Earnings Per Share - Discontinued Operations	-	0.02	0.02	0.02	0.02
Diluted Earnings Per Share	2.71	2.28	1.86	1.23	1.04
Dividends Per Share	$0.15	$0.11	$0.09	$0.08	$0.07

Selected Balance Sheet Data:
Total Assets [3]	$21,209	$18,751	$15,843	$13,546	$11,287
Long-Term Debt, Excluding Current Maturities	$3,060	$3,678	$3,736	$3,734	$2,698

Note: The selected financial data has been adjusted to present the 2003 disposal of the Contractor Yards as a discontinued operation for all periods.
1 Amounts reflect the restatement discussed in Note 2 to the consolidated financial statements.
2 Amounts have been restated to reflect the matters discussed in Note 2 to the consolidated financial statements.
3 Certain amounts have been reclassified to conform to current classifications.
4 Amounts have been adjusted to reflect the implementation of of EITF 04-8 discussed in Notes 1 and 11 to the consolidated financial statements.

Lowe's Companies, Inc.
Selected Financial Data (Unaudited)
	First		Second		Third
Selected Quarterly Data (In Millions, Except Per Share Data)	As Previously Reported [1]	As Restated [2]	As Previously Reported [1]	As Restated [2]	As Previously Reported [1]	As Restated [2]		Fourth
2004
Net Sales	$8,681	$8,681	$10,169	$10,169	$9,064	$9,064		$8,550
Gross Margin	2,870	2,870	3,389	3,389	3,051	3,051		2,989
Earnings from Continuing Operations	455	452	704	700	522	516		508
Earnings from Discontinued Operations, Net of Tax	-	-	-	-	-	-		-
Net Earnings	455	452	704	700	522	516		508
Basic Earnings Per Share - Continuing Operations	0.58	0.57	0.91	0.90	0.68	0.67		0.66
Basic Earnings Per Share – Discontinued Operations	-	-	-	-	-	-		-
Basic Earnings Per Share	0.58	0.57	0.91	0.90	0.68	0.67		0.66
Diluted Earnings Per Share - Continuing Operations	0.56	0.56	0.88	0.87	0.65	0.64		0.64
Diluted Earnings Per Share – Discontinued Operations	-	-	-	-	-	-		-
Diluted Earnings Per Share	$0.56	$0.56	$0.88	$0.87	$0.65	$0.64		$0.64

	First		Second		Third		Fourth
Selected Quarterly Data (In Millions, Except Per Share Data)	As Previously Reported [1]	As Restated [2]	As Previously Reported [1]	As Restated [2]	As Previously Reported [1]	As Restated [2]	As Previously Reported [1]	As Restated [2]
2003
Net Sales	$7,118	$7,118	$8,666	$8,666	$7,802	$7,802	$7,252	$7,252
Gross Margin	2,219	2,219	2,626	2,626	2,441	2,441	2,321	2,321
Earnings from Continuing Operations	419	404	594	588	448	442	401	395
Earnings from Discontinued Operations, Net of Tax	2	2	3	3	4	4	6	6
Net Earnings	421	406	597	591	452	446	407	401
Basic Earnings Per Share - Continuing Operations	0.54	0.52	0.76	0.75	0.56	0.56	0.51	0.50
Basic Earnings Per Share – Discontinued Operations	-	-	-	-	0.01	0.01	0.01	0.01
Basic Earnings Per Share	0.54	0.52	0.76	0.75	0.57	0.57	0.52	0.51
Diluted Earnings Per Share - Continuing Operations	0.52	0.50	0.74	0.73	0.55	0.55	0.49	0.48
Diluted Earnings Per Share – Discontinued Operations	-	-	-	-	0.01	0.01	0.01	0.01
Diluted Earnings Per Share	$0.52	$0.50	$0.74	$0.73	$0.56	$0.56	$0.50	$0.49

Note: The selected financial data has been adjusted to present the 2003 disposal of the Contractor Yards as a discontinued operation for all periods.
1 Amounts have been adjusted to reflect the implementation of of EITF 04-8 discussed in Notes 1 and 11 to the consolidated financial statements.
2 Amounts reflect the restatement discussed in Note 2 to the consolidated financial statements.

Sales by Product Category
(Dollars in Millions)	2004		2003		2002
Product Category	Total Sales	%	Total Sales	%	Total Sales	%
Appliances	$4,078	11%	$3,518	11%	$2,995	11%
Lumber	3,288	9	2,652	9	2,232	9
Seasonal Living	2,442	7	2,008	7	1,738	7
Millwork	2,439	7	2,043	7	1,724	7
Flooring	2,370	6	1,998	6	1,651	6
Paint	2,317	6	2,048	7	1,737	7
Nursery	2,201	6	1,954	6	1,656	6
Tools	2,150	6	1,822	6	1,576	6
Fashion Plumbing	2,128	6	1,820	6	1,556	6
Lighting	2,089	6	1,857	6	1,586	6
Building Materials	2,025	6	1,666	5	1,408	5
Hardware	1,980	5	1,667	5	1,417	5
Outdoor Power Equipment	1,511	4	1,202	4	983	4
Cabinets & Countertops	1,369	4	1,029	3	790	3
Rough Plumbing	1,161	3	982	3	847	3
Rough Electrical	977	3	791	3	683	3
Walls / Windows	951	3	848	3	707	3
Home Organization	793	2	670	2	528	2
Furniture	163	0	213	1	243	1
Other	32	0	50	0	55	0
Totals	$36,464	100%	$30,838	100%	$26,112	100%

Lowe's Quarterly Stock Price Range and Cash Dividend Payment*

	Fiscal 2004			Fiscal 2003			Fiscal 2002
	High	Low	Dividend	High	Low	Dividend	High	Low	Dividend
1st Quarter	$58.66	$51.70	$0.030	$46.00	$33.37	$0.025	$47.78	$41.35	$0.020
2nd Quarter	56.16	47.68	0.040	48.71	38.20	0.025	49.99	32.70	0.020
3rd Quarter	57.75	45.90	0.040	59.95	45.54	0.030	46.00	32.50	0.020
4th Quarter	$60.54	$55.05	$0.040	$60.42	$50.75	$0.030	$43.80	$33.86	$0.025

* Adjusted for 2-for-1 stock split to shareholders of record on June 8, 2001, as applicable.