Form 10-K, Exhibit 13
period 2007-02-02
LOWES COMPANIES INC
filed 2007-04-03
CIK 60667

Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis summarizes the significant factors affecting our consolidated operating results, financial condition, liquidity and capital resources during the three-year period ended February 2, 2007 (our fiscal years 2006, 2005 and 2004). Fiscal years 2006 and 2004 contain 52 weeks of operating results compared to fiscal year 2005 which contains 53 weeks. Unless otherwise noted, all references herein for the years 2006, 2005 and 2004 represent the fiscal years ended February 2, 2007, February 3, 2006, and January 28, 2005, respectively. This discussion should be read in conjunction with the consolidated financial statements and notes to the consolidated financial statements included in this annual report.

EXECUTIVE OVERVIEW

External Factors Impacting Our Business

The home improvement market is large and fragmented. While we are the world’s second-largest home improvement retailer, we have captured a relatively small portion of the overall home improvement market. We estimate the size of the U.S. home improvement market to be approximately $725 billion annually, comprised of $560 billion of product demand and $165 billion of installed labor opportunity. This data captures a wide range of categories relevant to our business, including major appliances and garden supplies. We believe the current home improvement market provides ample opportunity to support our growth plans.

Net sales totaled $46.9 billion in 2006, an increase of 8.5% versus the prior year. This increase was driven by our store expansion program. The additional week in 2005 resulted in approximately $750 million in additional net sales in 2005. Excluding the additional week, net sales would have increased approximately 10% in 2006. However, comparable store sales were flat in 2006. The effects of a slowing housing market, difficult comparisons to 2005’s hurricane recovery and rebuilding efforts, and significant deflation in lumber and plywood retail prices contributed to lower than expected sales.

At the beginning of 2006, many markets including areas of the Northeast, southern Florida and the west coast demonstrated signs of slowing housing-related demand. That evidence led us to estimate housing turnover would decline in 2006 as these once-hot markets cooled. What was more difficult to anticipate was the decline in home improvement demand that we experienced in many unaffected markets where housing dynamics remained solid, but consumers chose to delay home improvement projects due to well-publicized reports of a slowing housing market and declining home values. As the year progressed, housing turnover slowed more quickly and deeply than we had originally anticipated.  That rapid decline also pressured home prices as speculative demand waned, housing supply grew and home buyers, as well as home improvement consumers, became cautious about spending. We continue to closely monitor the drivers of demand and the mindset of the home improvement consumer as we enter 2007.

Despite the housing-related pressures on the consumer, the job market remains solid and personal disposable income continues to rise.  In addition, the difficult sales comparisons due to 2005’s hurricanes and last year’s commodity deflation are expected to ease in 2007.  While we are not expecting a rapid recovery, the most recent housing data shows encouraging signs of a stabilization of housing supply and a bottoming in total housing turnover. Based on all these external factors, combined with our internal initiatives to drive sales, we believe the quarterly trend of declining comparable store sales performance has bottomed, and we expect to see gradual improvement in comparable store sales throughout 2007.

Managing for the Long-Term

We continue to manage our business for the long-term. Our vision is to provide customer-valued solutions with the best prices, products and services to make Lowe’s the first choice for home improvement. In today’s environment, it is important that we remain focused on customers. This focus on customers drives our operational, merchandising, marketing and distribution initiatives to both capture market share and improve operating efficiency.

Capturing Market Share

Investing in existing stores

We continue to gain unit market share by improving the shopping experience in our stores, and by adding innovative products and services that provide value to customers. In addition, we have opportunities to capture additional unit market share in each of our 20 product categories by ensuring that we meet the needs of home improvement customers better than our competitors.

We have consistently invested in our business, and we will continue to do so to ensure our stores remain clean, easy to shop and appropriately staffed in order to maintain our customer franchise and grow unit market share. In 2006, we remerchandised 150 of our earlier-format stores to make them more closely resemble our current store prototypes, with minimal disruption to our customers. These remerchandising efforts focused on moving entire departments, improving adjacencies, and enhancing the shopability within the appliances, cabinets & countertops, flooring, fashion plumbing, paint, walls / windows, lighting, home organization, lumber and building materials departments. In addition, we replaced or refurbished all of our selling centers, including the returns and customer service areas of these stores. All new interior graphics, signage, and way-finding materials were also added to increase shopability and brighten the atmosphere. Finally, we installed self-check-out in all 150 of our remerchandised stores. In 2007, we expect to complete the remerchandising process in over 100 additional stores. We continuously make these investments to maintain our best-in-class stores and offer customers the shopping experience and environment they expect. As a result, despite the external pressures we faced in 2006, we gained 110 basis points of unit market share among all 20 of our product categories, according to independent measures, a clear indication that more customers are choosing Lowe’s for their home improvement needs.

Specialty Sales

We recognize the opportunity that our Specialty Sales initiatives represent and the importance of these businesses to our long-term growth. Our Specialty Sales initiatives include three major categories: Installed Sales, Special Order Sales and Commercial Business Customer sales, internally referred to as the “Big 3.” In addition, our effort to utilize e-Commerce to drive sales and conveniently provide product information to customers is managed by our Specialty Sales group. Our Big 3 Specialty Sales initiatives had mixed results in 2006. A hesitation to take on large projects by some consumers had an impact on our Installed Sales and Special Order Sales in the second half of 2006. Installed Sales increased by slightly more than the Company average, while Special Order Sales increased less than the Company average. However, sales growth for Commercial Business Customers was nearly double the Company average.

We also continue to refine our offerings, including an ongoing test of an in-home selling model for certain Installed Sales categories, new Special Order electronic selling tools, and many enhancements to Lowes.com, to continue growth in these areas for 2007.

New store expansion

We have considerable growth opportunities and see the potential for over 2,000 stores in North America with our current prototypes. In 2006, we opened 155 stores (151 new and four relocated) in markets around the country, bringing our total to 1,385 stores in 49 states. We plan to open another 150 to 160 stores in 2007, including our first stores in Toronto, Canada in the second half of 2007. We also announced our intention to enter Mexico with plans for three to five stores in Monterrey in 2009.

Improving Operating Efficiency

Store productivity

We are focused on improving store productivity and operational efficiency. The more productive our employees are on tasks, the more time they have to assist customers. The basics of sustaining productivity include assessing the value of tasks performed, accurate planning of sales and hours, ensuring our employees are scheduled when customers are shopping, and monitoring key labor metrics. We will also continue to ensure that our employee base includes tenured and talented people at all levels of the organization to fuel growth and maintain our commitment to service.

We are also working to further enhance our sales culture by continuously providing training for our team and improving our service. Customers tell us that they want knowledgeable sales people, so we will continue to focus on expanding our employees’ product knowledge.

Merchandising

One way we seek to increase sales is by effectively using displays, signage, adjacencies and product packaging as tools to enhance the shopping experience. When customers can easily identify features and benefits, compare product choices and shop for related purchases nearby, they purchase more. When packaging is consistent and informative, when allocated space has enough holding power to satisfy demand and when store employees keep the displays stocked and shopable, our customers’ experience is enhanced. When signage is clear, concise and gives customers information they need to make a buying decision, they will also purchase more. This is the operationally efficient merchandising approach that continues to drive sales in our stores.

Distribution network

Our distribution network supports new store expansion and improves operating efficiency. To improve the service and efficiency of this network, our largest initiative over the past couple of years was Rapid Response Replenishment (R3), which encompassed numerous supply chain enhancements that would allow us to more effectively and efficiently move product to our stores in changing demand environments. That platform is firmly in place and is now our standard operating model. Many years of investment in and refinement of our logistics and distribution organization have made it one of our key competitive advantages. The organization is focused on improving service to our stores, increasing efficiency and improving inventory productivity. On average in 2006, nearly 70% of the stock merchandise we purchased was shipped through our distribution network, while the remaining portion was shipped directly to stores from vendors. In the fourth quarter of 2006, we reached nearly 75%. As evidence of the effectiveness gained from our distribution network, both comparable store and distribution center inventories were down slightly versus the prior year.

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

Merchandise Inventory

Description
We record an inventory reserve for the loss associated with selling inventories below cost. This reserve is based on our current knowledge with respect to inventory levels, sales trends and historical experience. During 2006, our reserve decreased $38 million to $66 million as of February 2, 2007, as a result of better sell-through of obsolete or slow-moving inventory. We also record an inventory reserve for the estimated shrinkage between physical inventories. This reserve is based primarily on actual shrinkage results from previous physical inventories. During 2006, the inventory shrinkage reserve increased $16 million to $129 million as of February 2, 2007.

Judgments and uncertainties involved in the estimate
We do not believe that our merchandise inventories are subject to significant risk of obsolescence in the near term, and we have the ability to adjust purchasing practices based on anticipated sales trends and general economic conditions. However, changes in consumer purchasing patterns could result in the need for additional reserves. Likewise, changes in the estimated shrink reserve may be necessary, based on the results of physical inventories.

Effect if actual results differ from assumptions
Although we believe that we have sufficient current and historical knowledge to record reasonable estimates for both of these inventory reserves, it is possible that actual results could differ from recorded reserves. A 10% change in our obsolete inventory reserve would have affected net earnings by approximately $4 million for 2006. A 10% change in our estimated shrinkage reserve would have affected net earnings by approximately $8 million for 2006.

Vendor Funds

Description
We receive funds from vendors in the normal course of business, principally as a result of purchase volumes, sales, early payments, or promotions of vendors’ products.

Under Emerging Issues Task Force Issue No. 02-16 (EITF 02-16), “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor,” vendor funds are treated as a reduction of inventory cost, unless they represent a reimbursement of specific, incremental and identifiable costs incurred by the customer to sell the vendor’s product. Substantially all of the vendor funds that we receive do not meet the specific, incremental and identifiable criteria in EITF 02-16. Therefore, we treat the majority of these funds as a reduction in the cost of inventory as the amounts are earned and recognize these funds as a reduction of cost of sales when the inventory is sold.

Judgments and uncertainties involved in the estimate
Based on the provisions of the vendor agreements in place, we develop vendor fund accrual rates by estimating the point at which we will have completed our performance under the agreement and the amounts will be earned. During the year, due to the complexity and diversity of the individual vendor agreements, we perform analyses and review historical trends to ensure the amounts earned are appropriately recorded. As a part of these analyses, we validate our accrual rates based on actual purchase trends and apply those rates to actual purchase volumes to determine the amount of funds accrued and receivable from the vendor. Amounts accrued throughout the year could be impacted if actual purchase volumes differ from projected annual purchase volumes, especially in the case of programs that provide for increased funding when graduated purchase volumes are met.

Effect if actual results differ from assumptions
If actual results are not consistent with the assumptions and estimates used, we could be exposed to additional adjustments that could positively or negatively impact gross margin and inventory. However, substantially all receivables associated with these activities are collected within the following fiscal year and therefore do not require subjective long-term estimates. Adjustments to gross margin and inventory in the following fiscal year have historically not been material.

Self-Insurance

Description
We are self-insured for certain losses relating to workers’ compensation, automobile, property, general and product liability, and certain medical and dental claims. Self-insurance claims filed and claims incurred but not reported are accrued based upon our estimates of the discounted ultimate cost for self-insured claims incurred using actuarial assumptions followed in the insurance industry and historical experience. During 2006, our self-insurance liability increased $79 million to $650 million as of February 2, 2007 as a result of an increase in the number of stores and employees.

Judgments and uncertainties involved in the estimate
These estimates are subject to changes in the utilized discount rate, payroll, sales and vehicle units, as well as the frequency and severity of claims.

Effect if actual results differ from assumptions
Although we believe that we have the ability to adequately record estimated losses related to claims, it is possible that actual results could differ from recorded self-insurance liabilities. A 10% change in our self-insurance liability would have affected net earnings by approximately $40 million for 2006. A 1% change in our discount rate would have affected net earnings by approximately $9 million for 2006.

Revenue Recognition

Description
See Note 1 to the consolidated financial statements for a complete discussion of our revenue recognition policies. The following accounting estimates relating to revenue recognition require management to make assumptions and apply judgment regarding the effects of future events that cannot be determined with certainty.

Revenues from stored value cards, which include gift cards and returned merchandise credits, are deferred and recognized when the cards are redeemed. We recognize income from unredeemed stored value cards at the point at which redemption becomes remote.  Our stored value cards have no expiration. Therefore, to determine when redemption is remote, we analyze an aging of the unredeemed cards, based on the date of last stored value card use. The deferred revenue associated with outstanding stored value cards increased $74 million to $367 million as of February 2, 2007.

We sell separately-priced extended warranty contracts under a Lowe’s-branded program for which the Company is ultimately self-insured. We recognize revenues from extended warranty sales on a straight-line basis over the respective contract term due to a lack of sufficient historical evidence indicating that costs of performing services under the contracts are incurred on an other than straight-line basis as a result of the program being in its beginning stages. Extended warranty contract terms primarily range from one to four years from the date of purchase or the end of the manufacturer’s warranty, as applicable. We consistently group and evaluate extended warranty contracts based on the characteristics of the underlying products and the coverage provided in order to monitor for expected losses. A loss would be recognized if the expected costs of performing services under the contracts exceeded the amount of unamortized acquisition costs and related deferred revenue associated with the contracts. Deferred revenues associated with the extended warranty contracts increased $109 million to $315 million as of February 2, 2007. The liability associated with unpaid extended warranty claims incurred was insignificant as of February 2, 2007 and February 3, 2006.

We record a reserve for anticipated merchandise returns through a reduction of sales and costs of sales in the period that the related sales are recorded. We use historical return levels to estimate return rates, which are applied to sales during the estimated average return period.

Judgments and uncertainties involved in the estimate
There is judgment inherent in our evaluation of when the redemption of stored value cards becomes remote, and therefore, when the related income is recognized.

For extended warranties, there is judgment inherent in our evaluation of expected losses as a result of our methodology for grouping and evaluating extended warranty contracts and from the actuarial determination of the estimated cost of the contracts. There is also judgment inherent in our determination of the recognition pattern of costs of performing services under these contracts.

There is judgment applied in our estimate of historical return levels and in the determination of the average return period.

Effect if actual results differ from assumptions
We do not anticipate that there will be a material change in the future estimates or assumptions we use to recognize income related to unredeemed stored value cards. However, if actual results are not consistent with our estimates or assumptions, we may incur additional income or expense. A 10% change in the estimate of unredeemed stored value cards for which redemption is considered remote would have affected net earnings by approximately $2 million in 2006.

We currently do not anticipate incurring any losses on our extended warranty contracts. Although we believe that we have the ability to adequately monitor and estimate expected losses under the extended warranty contracts, it is possible that actual results could differ from our estimates. In addition, if future evidence indicates that the costs of performing services under these contracts are incurred on other than a straight-line basis, the timing of revenue recognition under these contracts could change. A 10% change in the amount of revenue recognized in 2006 under these contracts would have affected net earnings by approximately $2 million.

Although we believe we have sufficient current and historical knowledge to record reasonable estimates of sales returns, it is possible that actual returns could differ from recorded amounts. A 1% change in actual returns would have affected net earnings for 2006 by approximately $3 million. A 1% change in the average return period would not have had a significant impact on net earnings for 2006.

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

			Basis Point Increase / (Decrease) in Percentage of Net Sales from Prior Year [1]	Percentage Increase / (Decrease) in Dollar Amounts from Prior Year [1]
	2006	2005	2006 vs. 2005	2006 vs. 2005
Net sales	100.00%	100.00%	N/A	9%
Gross margin	34.52	34.20	32	10
Expenses:
Selling, general and administrative	20.75	20.84	(9)	8
Store opening costs	0.31	0.33	(2)	3
Depreciation	2.48	2.27	21	19
Interest - net	0.33	0.37	(4)	(3)
Total expenses	23.87	23.81	6	9
Pre-tax earnings	10.65	10.39	26	11
Income tax provision	4.03	4.00	3	9
Net earnings	6.62%	6.39%	23	12%

			Basis Point Increase / (Decrease) in Percentage of Net Sales from Prior Year [1]	Percentage Increase / (Decrease) in Dollar Amounts from Prior Year [1]
	2005	2004	2005 vs. 2004	2005 vs. 2004
Net sales	100.00%	100.00%	N/A	19%
Gross margin	34.20	33.56	64	21
Expenses:
Selling, general and administrative	20.84	20.74	10	19
Store opening costs	0.33	0.34	(1)	15
Depreciation	2.27	2.35	(8)	14
Interest - net	0.37	0.48	(11)	(10)
Total expenses	23.81	23.91	(10)	18
Pre-tax earnings	10.39	9.65	74	28
Income tax provision	4.00	3.71	29	28
Net earnings	6.39%	5.94%	45	28%

Other Metrics	2006	2005	2004
Comparable store sales increases [2]	0.0%	6.1%	6.6%
Customer transactions (in millions) [1]	680	639	575
Average ticket [1,3]	$68.98	$67.67	$63.43

At end of year:
Number of stores	1,385	1,234	1,087
Sales floor square feet (in millions)	157	140	124
Average store size selling square feet (in thousands)	113	113	114

Return on beginning assets [1,4]	12.6%	13.1%	11.6%
Return on beginning shareholders' equity [1,5]	21.7%	24.0%	21.3%

1 The fiscal years ended February 2, 2007 and January 28, 2005 had 52 weeks. The fiscal year ended February 3, 2006 had 53 weeks.
2 We define a comparable store as a store that has been open longer than 13 months.  A store that is identified for relocation is no longer considered comparable one month prior to its relocation. The relocated store must then remain open longer than 13 months to be considered comparable. The comparable store sales increase for 2006 included in the preceding table was calculated using sales for a comparable 52-week period, while the comparable store sales increase for 2005 was calculated using sales for a comparable 53-week period.
3 We define average ticket as net sales divided by number of customer transactions.
4 Return on beginning assets is defined as net earnings divided by beginning total assets.
5 Return on beginning shareholders’ equity is defined as net earnings divided by beginning shareholders’ equity.

Fiscal 2006 Compared to Fiscal 2005

For the purpose of the following discussion, comparable store sales, comparable store average ticket and comparable store customer transactions are based on comparable 52-week periods.

Net sales - Our continued focus on executing the fundamentals and providing customer-valued solutions together with our store expansion program drove sales of $46.9 billion in 2006. We opened 155 stores in 2006, including four relocations, and ended the year with 1,385 stores in 49 states. The additional week in 2005 resulted in approximately $750 million in additional net sales in 2005. Excluding the additional week, net sales would have increased approximately 10% in 2006.

Comparable store sales were flat in 2006 versus a comparable store sales increase of 6.1% in 2005. Average ticket for comparable stores increased slightly versus the prior year, but comparable store customer transactions declined slightly.

Although nine of our 21 regions had comparable store sales increases for 2006, sales in many areas of the country were pressured by the slowdown in the housing market. Markets in the Northeast, Florida and California were most exposed to the slowdown in housing in 2006. Sales trends in those areas clearly indicated a cautious home improvement consumer. Also, areas of the Gulf Coast and Florida, which experienced increased demand in 2005 related to rebuilding from the hurricanes, experienced comparable store sales declines in the second half of 2006. We expect the difficult sales comparisons to ease in the second half of 2007 as we pass the second anniversary of Hurricanes Katrina, Rita and Wilma.

Reflective of the difficult sales environment, only 11 of our 20 product categories experienced comparable store sales increases in 2006. The categories that performed above our average comparable store sales change included rough plumbing, building materials, rough electrical, home environment, paint, fashion plumbing, flooring, nursery, seasonal living, and lawn & landscape products. In addition, hardware performed at approximately our average comparable store sales change in 2006. Despite the difficult sales environment, we were able to gain unit market share in all of our 20 product categories versus the prior calendar year, according to third-party estimates.

Outdoor power equipment and lumber experienced the greatest comparable store sales declines in 2006. Comparable store generator sales were down 34% for the year, compared to strong sales driven by the 2005 hurricanes. Additionally, a warmer than normal winter led to comparable store sales declines for snow throwers. However, despite the difficult sales environment, we experienced a 2% unit market share gain in outdoor power equipment in calendar year 2006. Lumber and plywood experienced more than 15% cost deflation and similar retail price deflation in 2006.

Our Big 3 Specialty Sales initiatives had mixed results in 2006. A hesitation to take on large projects by some consumers had an impact on our Installed Sales and Special Order Sales in the second half of 2006. Installed Sales increased 9% over 2005. Our Installed Sales consist of both stock and special order product for which we arrange installation for our customers. Special Order Sales increased 5% over 2005. In contrast, sales growth for Commercial Business Customers was nearly double the Company average.

Gross margin - For 2006, gross margin of 34.52% represented a 32-basis-point increase over 2005. This increase as a percentage of sales was primarily due to positive product mix shifts and a greater proportion of imported goods, which typically have lower acquisition costs. For 2006, we imported approximately 11% of our goods compared to approximately 9.5% in the prior year. These items were slightly offset by higher inventory shrink as a percentage of sales.

SG&A - The decrease in SG&A as a percentage of sales from 2005 to 2006 was primarily due to lower expenses related to bonus and retirement plans. Our performance-based bonus and retirement expenses fluctuate with our sales and earnings performance relative to plan, and decreased approximately $200 million or 50 basis points in 2006. In addition, insurance expense leveraged 12 basis points in 2006, a result of our ongoing safety initiatives and the benefits of regulatory changes in certain states, which contributed to actuarial projections of lower costs to settle claims. These items were partially offset by de-leverage in store payroll. As sales slowed throughout the year, our stores adjusted their hours accordingly. However, because of our base staffing requirements and customer service standards, we chose not to reduce payroll at the same rate as sales.

Store opening costs - Store opening costs, which include payroll and supply costs incurred prior to store opening as well as grand opening advertising costs, totaled $146 million in 2006 compared to $142 million in 2005. These costs are associated with the opening of 155 stores in 2006 (151 new and four relocated), as compared with the opening of 150 stores in 2005 (147 new and three relocated). Store opening costs for stores opened during the year averaged approximately $0.9 million per store in 2006 and 2005. Because store opening costs are expensed as incurred, the timing of expense recognition fluctuates based on the timing of store openings.

Depreciation - Depreciation de-leveraged 21 basis points as a percentage of sales in 2006. This de-leverage was driven by growth in assets and the softer sales environment. At February 2, 2007, we owned 86% of our stores, compared to 84% at February 3, 2006, which includes stores on leased land. Property, less accumulated depreciation, increased to $19.0 billion at February 2, 2007, compared to $16.4 billion at February 3, 2006. The increase in property resulted primarily from our store expansion program as well as our remerchandising efforts.

Interest - Net interest expense is comprised of the following:

(In millions)	2006	2005
Interest expense, net of amount capitalized	$200	$186
Amortization of original issue discount and loan costs	6	17
Interest income	(52)	(45)
Net interest expense	$154	$158

Interest expense increased primarily due to the October 2006 $1 billion debt issuance, partially offset by lower interest expense on convertible debt due to conversions during 2006. Interest expense relating to capital leases was $34 million for 2006 and $39 million for 2005. Amortization of loan costs decreased in 2006 versus the prior year as a result of increased debt conversions.

Income tax provision - Our effective income tax rate was 37.9% in 2006 versus 38.5% in 2005. The decrease in the effective tax rate was the result of increased federal tax credits associated with Welfare to Work and Work Opportunity Tax Credit programs and increased state tax credits related to our investments in employees and property.

Fiscal 2005 Compared to Fiscal 2004

For the purpose of the following discussion, comparable store sales, comparable store average ticket and comparable store customer transactions are based on comparable 53-week periods.

Net sales - Comparable store sales, our ongoing store expansion and relocation program and continued growth in our Specialty Sales initiatives were key drivers of our sales increase in 2005. We opened 150 stores in 2005, including three relocations, and ended the year with stores in 49 states, including our first stores in New Hampshire. The additional week in 2005 resulted in approximately $750 million in sales and impacted 2005 sales growth by about 2.1%.

The comparable store sales increase of 6.1% in 2005 was on top of comparable store sales increases of 6.6% in 2004 and 6.7% in 2003. The comparable store sales increase in 2005 was driven by increases in both average ticket and transactions. Average ticket for comparable stores increased 6.1% and comparable store customer transactions increased slightly.

We experienced comparable store sales increases in every product category for 2005. The categories that performed above our average comparable store sales increase for 2005 included millwork, rough plumbing, building materials, rough electrical, outdoor power equipment, appliances, home environment, paint, flooring and cabinets & countertops. In addition, hardware and fashion plumbing performed at approximately the average comparable store sales increase. Inflation in lumber and building materials favorably impacted comparable store sales for 2005 by approximately 50 basis points, driven by gypsum, roofing and cement products. We also continued to gain market share in key product categories previously dominated by other channels, including appliances, outdoor power equipment and cabinets & countertops.

The appliance category delivered a double-digit comparable store sales increase for 2005. According to independent measures, we increased our unit market share in major appliances by 130 basis points for calendar year 2005 versus calendar year 2004. Our success in appliances is a function of our brand selection and knowledgeable sales specialists. The introduction of Samsung digital appliances in 2005 was evidence of our commitment to enhance our brand selection and competitive offering.

We experienced a double-digit comparable store sales increase for 2005 in cabinets & countertops, which was driven by emphasis on our product offering, as well as a focus on our Installed Sales initiative, which plays a key role in driving cabinets & countertops sales.

Outdoor power equipment delivered a high single-digit comparable store sales increase for the year. According to independent measures, we increased our outdoor power equipment unit market share by 190 basis points for calendar year 2005 versus calendar year 2004.

We also experienced comparable store sales increases in 18 of the 21 geographic regions. We continued to experience strong sales in Florida and the Gulf Coast regions as customers repaired the damage caused by the hurricanes in 2005 and 2004. We experienced comparable store sales decreases in two Northeastern regions that had a slow, weather-affected start in the first quarter and never fully recovered. In addition, certain areas of our North Central division suffered from headline-making layoffs and plant closings, which contributed to these decreases in comparable store sales.

The growth in our Big 3 Specialty Sales initiatives also drove our sales increase in 2005. Our focus on execution under our Installed Sales model led to a 31% increase in Installed Sales over 2004. Our growth in 2005 was driven by sales in cabinets & countertops, flooring and millwork. Special Order Sales increased 25% over 2004. Finally, we experienced significant sales growth from Commercial Business Customers. Strengthening customer relationships, supported by targeted marketing and market-specific merchandising assortments, continued to drive this part of our business.

Gross margin - For 2005, gross margin of 34.20% represented a 64-basis-point increase over 2004. Approximately 40 basis points of the increase in gross margin as a percentage of sales for 2005 was due to the impact of the implementation of EITF 02-16 as it related to cooperative advertising and in-store services, which reduced gross margin in 2004 as these funds were capitalized into inventory and recognized in income when the product was sold. The increase in 2005 gross margin was also driven by growth in imported goods, improvements in inventory shrink and a positive sales mix.

SG&A - The increase in SG&A expenses as a percentage of sales from 2004 to 2005 was primarily due to increased 401(k) performance match contributions as a percentage of sales resulting from our increased profitability in 2005. In addition, there were increases as a percentage of sales in store remerchandising expense, which resulted from our continued investment in existing stores, and rent expense, as we continue to expand into metropolitan markets. These increases were partially offset by a decrease in vendor-provided store-service costs as a percentage of sales. Our ongoing evaluation of in-store vendor service expense allowed us to appropriately adjust the level of vendor service in our stores, which led to the decrease as a percentage of sales. In addition, although there was an increase in advertising expense compared to 2004, we were able to enhance messaging and refine our marketing mix to make our advertising programs more productive, thereby resulting in the leverage of advertising expense as a percentage of sales in 2005.

Store opening costs - Store opening costs totaled $142 million in 2005 compared to $123 million in 2004. These costs are associated with the opening of 150 stores in 2005 (147 new and three relocated), as compared with the opening of 140 stores in 2004 (136 new and four relocated). Store opening costs for stores opened during the year averaged approximately $0.9 million per store in 2005 and 2004. Because store opening costs are expensed as incurred, the timing of expense recognition may fluctuate based on the timing of store openings.

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

Interest - Net interest expense was comprised of the following:

(In millions)	2005	2004
Interest expense, net of amount capitalized	$186	$172
Amortization of original issue discount and loan costs	17	20
Interest income	(45)	(16)
Net interest expense	$158	$176

Interest expense increased primarily due to the October 2005 $1 billion debt issuance, partially offset by lower interest expense on convertible debt due to conversions during 2005. Interest expense relating to capital leases was $39 million for 2005 and $38 million for 2004. Interest income increased primarily due to the investment of a portion of the proceeds from the October 2005 $1 billion debt issuance.

Income tax provision - Our effective income tax rate was 38.5% in 2005 and 2004.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

We believe in our potential for long-term growth and profitability, and while we are focused on growing sales and earnings, we are also focused on cash flow. By making working capital improvements, we expect cash flow from operations to grow faster than earnings. Our long-term goal is to grow inventory at 75% of sales growth. Our largest initiative over the past couple of years was R3, which encompassed numerous supply chain enhancements that would allow us to more effectively and efficiently move product to our stores in changing demand environments. That platform is firmly in place and is now our standard operating model. In 2006, sales increased 8.5%, while inventory growth was 7.7%. The increase in our inventory balance from 2005 to 2006 was the result of new or non-comparable stores. Both comparable stores and distribution center inventories were down slightly versus the prior year. In addition, we are focused on improving working capital through increased days payable outstanding.

Cash Flows

The following table summarizes the components of the consolidated statements of cash flows. This table should be read in conjunction with the following discussion and analysis and the consolidated financial statements, including the related notes to the consolidated financial statements:

(In millions)	2006	2005	2004
Net cash provided by operating activities	$4,502	$3,842	$3,073
Net cash used in investing activities	(3,715)	(3,674)	(2,362)
Net cash used in financing activities	(846)	(275)	(1,047)
Net decrease in cash and cash equivalents	(59)	(107)	(336)
Cash and cash equivalents, beginning of year	423	530	866
Cash and cash equivalents, end of year	$364	$423	$530

Cash flows from operating activities provide a significant source of our liquidity. The increase in cash provided by operating activities in 2006 compared to 2005 resulted primarily from increased net earnings and increased days payable outstanding, partially offset by the timing of tax payments and a decline in deferred revenue associated with Specialty Sales. The increase in cash provided by operating activities in 2005 compared to 2004 resulted primarily from increased net earnings as well as a lower investment in inventory compared to 2004. Working capital at February 2, 2007, was $1.8 billion compared to $2.0 billion at February 3, 2006. The decrease in working capital was due primarily to increased days payable outstanding.

The primary component of net cash used in investing activities continues to be opening new stores, investing in existing stores through resets and remerchandising, and investing in our distribution center and information technology infrastructure. Cash acquisitions of fixed assets were $3.9 billion for 2006, $3.4 billion in 2005 and $2.9 billion in 2004. The February 2, 2007, retail selling space of 157 million square feet represented a 12% increase over February 3, 2006. The February 3, 2006, retail selling space of 140 million square feet represented a 13% increase over January 28, 2005.

The increase in cash used in financing activities in 2006 compared to 2005 resulted primarily from greater repurchases of common stock under our share repurchase program. The decrease in cash used in financing activities in 2005 compared to 2004 resulted primarily from the proceeds from the October 2005 issuance of $1 billion in senior notes and fewer share repurchases, offset by greater scheduled debt repayments. The ratio of debt to equity plus debt was 22.0% and 19.8% as of the years ended 2006 and 2005, respectively.

Sources of Liquidity

In addition to our cash flows from operations, we have a $1 billion senior credit facility that expires in July 2009 that also provides a source of liquidity. The facility is available to support our commercial paper program and for direct borrowings. Borrowings made are priced based upon market conditions at the time of funding in accordance with the terms of the senior credit facility. The senior credit facility contains certain restrictive covenants, which include maintenance of a debt leverage ratio as defined by the facility. We were in compliance with those covenants at February 2, 2007 and February 3, 2006. Fifteen banking institutions are participating in the $1 billion senior credit facility. As of February 2, 2007, we had $23 million outstanding under the senior credit facility, but no outstanding borrowings under our commercial paper program. The interest rate on the short-term borrowings was 5.4%. As of February 3, 2006, there were no outstanding borrowings under the senior credit facility or under our commercial paper program.

Five banks have extended lines of credit aggregating $486 million for the purpose of issuing documentary letters of credit and standby letters of credit. These lines do not have termination dates and are reviewed periodically. Commitment fees ranging from .225% to .50% per annum are paid on the letters of credit amounts outstanding. Outstanding letters of credit totaled $346 million as of February 2, 2007, and $316 million as of February 3, 2006.

Cash Requirements

Our 2007 capital budget is $4.6 billion, inclusive of approximately $300 million of lease commitments, resulting in a net cash outflow of $4.3 billion in 2007.  Approximately 81% of this planned commitment is for store expansion and new distribution centers.  Expansion plans for 2007 consist of 150 to 160 stores, including 4 relocations of older stores.  This planned expansion is expected to increase sales floor square footage by approximately 11%.  All of the 2007 projects will be owned, which includes approximately 32% that will be ground-leased properties.

On February 2, 2007, we owned and operated 11 regional distribution centers (RDCs). We expect to open additional RDCs in Rockford, Illinois, and Lebanon, Oregon, in 2007, and are planning for an additional RDC in 2008. On February 2, 2007, we also operated 13 flatbed distribution centers for the handling of lumber, building materials and other long-length items. We owned 12 of these flatbed distribution centers, and we leased one flatbed distribution center. We expect to open two additional flatbed distribution centers in 2007.

In October 2006, we issued an additional $1 billion of unsecured senior notes, comprised of two tranches: $550 million of 5.4% senior notes maturing in October 2016 and $450 million of 5.8% senior notes maturing in October 2036. Interest on the senior notes is payable semiannually in arrears in April and October of each year until maturity, beginning in April 2007.

From their issuance through the end of 2006, principal amounts of $967 million, or approximately 96% of our February 2001 convertible notes, had converted from debt to equity. In 2006, $118 million in principal amounts converted.

Holders of the senior convertible notes, issued in October 2001, may convert their notes into 34.424 shares of the company’s common stock only if: the sale price of the company’s common stock reaches specified thresholds, or the credit rating of the notes is below a specified level, or the notes are called for redemption, or specified corporate transactions representing a change in control have occurred. There is no indication that we will not be able to maintain the minimum investment grade rating. From their issuance through the end of 2006, an insignificant amount of the senior convertible notes had converted from debt to equity. During the fourth quarter of 2006, our closing share prices reached the specified threshold such that the senior convertible notes are convertible at the option of each holder into shares of common stock in the first quarter of 2007. Cash interest payments on the senior convertible notes ceased in October 2006. We may redeem for cash all or a portion of the notes at any time, at a price equal to the sum of the issue price plus accrued original issue discount on the redemption date.

Our debt ratings at February 2, 2007, were as follows:

Current Debt Ratings	S&P	Moody’s	Fitch
Commercial Paper	A1	P1	F1+
Senior Debt	A+	A1	A+
Outlook	Stable	Stable	Stable

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

Our quarterly cash dividend was increased in 2006 to $.05 per share.

In January 2005, the Board of Directors authorized up to $1 billion in share repurchases through 2006. In January and August 2006, the Board of Directors authorized up to an additional $1 billion and $2 billion in share repurchases through 2007 and 2008, respectively. This program is implemented through purchases made from time to time either in the open market or through private transactions. Shares purchased under the share repurchase program are retired and returned to authorized and unissued status. During 2006, the Company repurchased 56.8 million shares at a total cost of $1.7 billion. As of February 2, 2007, the total remaining authorization under the share repurchase program was $1.5 billion.

OFF-BALANCE SHEET ARRANGEMENTS

Other than in connection with executing operating leases, we do not have any off-balance sheet financing that has, or is reasonably likely to have, a material, current or future effect on our financial condition, cash flows, results of operations, liquidity, capital expenditures or capital resources.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table summarizes our significant contractual obligations and commercial commitments:

	Payments Due by Period
Contractual Obligations		Less than	1-3	4-5	After 5
(In millions)	Total	1 year	years	years	years
Long-term debt (principal and interest amounts, excluding discount)	$7,865	$281	$438	$870	$6,276
Capital lease obligations [1]	644	62	124	123	335
Operating leases [1]	5,527	323	645	642	3,917
Purchase obligations [2]	2,307	1,079	834	382	12
Total contractual obligations	$16,343	$1,745	$2,041	$2,017	$10,540

	Amount of Commitment Expiration by Period
Commercial Commitments		Less than	1-3	4-5	After 5
(In millions)	Total	1 year	years	years	years
Letters of credit [3]	$346	$344	$2	$-	$-

1 Amounts do not include taxes, common area maintenance, insurance or contingent rent because these amounts have historically been insignificant.
2 Represents contracts for purchases of merchandise inventory, property and construction of buildings, as well as commitments related to certain marketing and information technology programs.
3 Letters of credit are issued for the purchase of import merchandise inventories, real estate and construction contracts, and insurance programs.

COMPANY OUTLOOK

As of February 23, 2007, the date of our fourth quarter 2006 earnings release, we expected to open 150 to 160 stores during 2007, resulting in total square footage growth of approximately 11%. We expected total sales to increase approximately 10% and comparable store sales to be approximately flat to up 2%. Operating margin, defined as gross margin less SG&A and depreciation, was expected to decline 70 to 80 basis points. In addition, store opening costs were expected to be approximately $140 to $145 million. Diluted earnings per share of $2.02 to $2.09 were expected for the fiscal year ending February 1, 2008.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our primary market risk exposure is the potential loss arising from the impact of changing interest rates on long-term debt. Our policy is to monitor the interest rate risks associated with this debt, and we believe any significant risks could be offset by accessing variable rate instruments available through our lines of credit. The following tables summarize our market risks associated with long-term debt, excluding capital leases and other. The tables present principal cash outflows and related interest rates by year of maturity, excluding unamortized original issue discounts as of February 2, 2007, and February 3, 2006. Variable interest rates are based on the weighted-average rates of the portfolio at the end of the year presented. The fair values included below were determined using quoted market rates or interest rates that are currently available to us on debt with similar terms and remaining maturities.

Long-Term Debt Maturities by Fiscal Year
February 2, 2007

		Average		Average
	Fixed	Interest	Variable	Interest
(Dollars in millions)	Rate	Rate	Rate	Rate
2007	$59	7.24%	$2	6.57%
2008	7	7.84	-	-
2009	1	5.96	-	-
2010	501	8.25	-	-
2011	1	7.50	-	-
Thereafter	3,570	5.02%	-	-
Total	$4,139		$2
Fair value	$4,299		$2

Long-Term Debt Maturities by Fiscal Year
February 3, 2006

		Average		Average
	Fixed	Interest	Variable	Interest
(Dollars in millions)	Rate	Rate	Rate	Rate
2006	$5	7.58%	$2	5.82%
2007	59	7.25	2	5.82
2008	7	7.84	-	-
2009	1	7.49	-	-
2010	501	8.25	-	-
Thereafter	2,691	4.70%	-	-
Total	$3,264		$4
Fair value	$3,574		$4

Disclosure Regarding Forward-Looking Statements

We speak throughout this Annual Report about our future, particularly in the “Letter to Shareholders” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”  While we believe our estimates and expectations are reasonable, they are not guarantees of future performance.  Our actual results could differ substantially from our expectations because, for example:

• Our sales are dependent upon the health and stability of the general economy. We monitor key economic indicators including disposable personal income, employment growth, housing turnover, and homeownership levels. In addition, changes in the level of repairs, remodeling and additions to existing homes, changes in commercial building activity, and the availability and cost of financing can impact our business.

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

• Our business is highly competitive, and as we build an increasing percentage of our new stores in larger markets and utilize new sales channels such as the internet, we may face new and additional forms of competition.

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

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Lowe's Companies, Inc. and its subsidiaries is responsible for establishing and maintaining adequate internal control over financial reporting (Internal Control) as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended.  Our Internal Control was designed to provide reasonable assurance to our management and the board of directors regarding the reliability of financial reporting and the preparation and fair presntation of published financial statements.

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

Our management, with the participation of the Chief  Executive Officer and Chief Financial Officer, evaluated the effectiveness of our Internal Control as of February 2, 2007.   In evaluating our Internal Control, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on our management's assessment, we have concluded that, as of February 2, 2007, our Internal Control is effective.

Deloitte & Touche, LLP, the independent registered public accounting firm that audited the financial statements contained in this report, has issued an attestation report on our management's assessment of our Internal Control.  This report appears on page 27.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Lowe’s Companies, Inc.
Mooresville, North Carolina

We have audited the accompanying consolidated balance sheets of Lowe’s Companies, Inc. and subsidiaries (the “Company”) as of February 2, 2007 and February 3, 2006, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three fiscal years in the period ended February 2, 2007.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at February 2, 2007 and February 3, 2006, and the results of its operations and its cash flows for each of the three fiscal years in the period ended February 2, 2007, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of February 2, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 3, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Charlotte, North Carolina
April 3, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Lowe’s Companies, Inc.
Mooresville, North Carolina

We have audited management's assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting included on page 26, that Lowe’s Companies, Inc. and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of February 2, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.  Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

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

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of February 2, 2007, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 2, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the fiscal year ended February 2, 2007 of the Company and our report dated April 3, 2007 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche LLP

Charlotte, North Carolina
April 3, 2007

Lowe's Companies, Inc.
Consolidated Statements of Earnings

(In millions, except per share and percentage data)	February 2,	%	February 3,	%	January 28,	%
Fiscal years ended on	2007	Sales	2006	Sales	2005	Sales

Net sales (Note 1)	$46,927	100.00%	$43,243	100.00%	$36,464	100.00%

Cost of sales (Notes 1 and 15)	30,729	65.48	28,453	65.80	24,224	66.44

Gross margin	16,198	34.52	14,790	34.20	12,240	33.56

Expenses:

Selling, general and administrative (Notes 1, 4 and 9)	9,738	20.75	9,014	20.84	7,562	20.74

Store opening costs (Note 1)	146	0.31	142	0.33	123	0.34

Depreciation (Notes 1 and 3)	1,162	2.48	980	2.27	859	2.35

Interest - net (Note 16)	154	0.33	158	0.37	176	0.48

Total expenses	11,200	23.87	10,294	23.81	8,720	23.91

Pre-tax earnings	4,998	10.65	4,496	10.39	3,520	9.65

Income tax provision (Note 11)	1,893	4.03	1,731	4.00	1,353	3.71

Net earnings	$3,105	6.62%	$2,765	6.39%	$2,167	5.94%

Basic earnings per share (Note 12)	$2.02		$1.78		$1.39

Diluted earnings per share (Note 12)	$1.99		$1.73		$1.35

Cash dividends per share	$0.18		$0.11		$0.08

See accompanying notes to the consolidated financial statements.

Lowe's Companies, Inc.
Consolidated Balance Sheets

	February 2,	%	February 3,	%
(In millions, except par value and percentage data)	2007	Total	2006	Total

Assets

Current assets:
Cash and cash equivalents (Note 1)	$364	1.3%	$423	1.7%
Short-term investments (Notes 1 and 2)	432	1.6	453	1.8
Merchandise inventory - net (Note 1)	7,144	25.7	6,635	27.0
Deferred income taxes - net (Note 11)	161	0.6	155	0.6
Other current assets	213	0.8	122	0.5

Total current assets	8,314	30.0	7,788	31.6

Property, less accumulated depreciation (Notes 3 and 4)	18,971	68.3	16,354	66.4
Long-term investments (Notes 1 and 2)	165	0.6	294	1.2
Other assets (Notes 1 and 4)	317	1.1	203	0.8

Total assets	$27,767	100.0%	$24,639	100.0%

Liabilities and shareholders' equity

Current liabilities:
Short-term borrowings (Note 5)	$23	0.1%	$-	-%
Current maturities of long-term debt (Note 6)	88	0.3	32	0.1
Accounts payable	3,524	12.7	2,832	11.6
Accrued salaries and wages	372	1.3	424	1.7
Self-insurance liabilities (Note 1)	650	2.4	571	2.3
Deferred revenue (Note 1)	731	2.6	709	2.9
Other current liabilities (Notes 1 and 4)	1,151	4.1	1,264	5.1

Total current liabilities	6,539	23.5	5,832	23.7

Long-term debt, excluding current maturities (Notes 6, 7 and 13)	4,325	15.6	3,499	14.2
Deferred income taxes - net (Note 11)	735	2.7	735	3.0
Other long-term liabilities (Note 1)	443	1.6	277	1.1

Total liabilities	12,042	43.4	10,343	42.0

Commitments and contingencies (Note 14)

Shareholders' equity (Note 8):
Preferred stock - $5 par value, none issued	-	-	-	-
Common stock - $.50 par value;
Shares issued and outstanding
February 2, 2007 1,525
February 3, 2006 1,568	762	2.7	784	3.2
Capital in excess of par value	102	0.4	1,320	5.3
Retained earnings	14,860	53.5	12,191	49.5
Accumulated other comprehensive income (Note 1)	1	-	1	-

Total shareholders' equity	15,725	56.6	14,296	58.0

Total liabilities and shareholders' equity	$27,767	100.0%	$24,639	100.0%

See accompanying notes to the consolidated financial statements.

Lowe's Companies, Inc.
Consolidated Statements of Shareholders' Equity

					Accumulated
			Capital in		Other	Total
	Common Stock		Excess of	Retained	Comprehensive	Shareholders'
(In millions)	Shares	Amount	Par Value	Earnings	Income	Equity
Balance January 30, 2004	1,574.7	$787	$1,854	$7,546	$1	$10,188
Comprehensive income (Note 1):
Net earnings				2,167
Net unrealized investment losses					(1)
Total comprehensive income						2,166
Tax effect of non-qualified
stock options exercised			33			33
Cash dividends				(116)		(116)
Share-based payment expense (Note 9)			70			70
Repurchase of common stock (Note 8)	(36.9)	(18)	(982)			(1,000)
Conversion of debt to common stock (Note 6)	0.3		6			6
Employee stock options exercised and other (Note 9)	6.7	3	87			90
Employee stock purchase plan (Note 9)	2.7	2	59			61
Balance January 28, 2005	1,547.5	$774	$1,127	$9,597	$-	$11,498
Comprehensive income (Note 1):
Net earnings				2,765
Foreign currency translation					1
Total comprehensive income						2,766
Tax effect of non-qualified
stock options exercised			59			59
Cash dividends				(171)		(171)
Share-based payment expense (Note 9)			76			76
Repurchase of common stock (Note 8)	(25.0)	(12)	(762)			(774)
Conversion of debt to common stock (Note 6)	27.6	14	551			565
Employee stock options exercised and other (Note 9)	15.6	7	205			212
Employee stock purchase plan (Note 9)	2.5	1	64			65
Balance February 3, 2006	1,568.2	$784	$1,320	$12,191	$1	$14,296
Comprehensive income (Note 1):
Net earnings				3,105
Foreign currency translation					(2)
Net unrealized investment gains (Note 2)					2
Total comprehensive income						3,105
Tax effect of non-qualified
stock options exercised			21			21
Cash dividends				(276)		(276)
Share-based payment expense (Note 9)			59			59
Repurchase of common stock (Note 8)	(56.8)	(28)	(1,549)	(160)		(1,737)
Conversion of debt to common stock (Note 6)	3.9	2	80			82
Employee stock options exercised and other (Note 9)	6.6	3	96			99
Employee stock purchase plan (Note 9)	2.9	1	75			76
Balance February 2, 2007	1,524.8	$762	$102	$14,860	$1	$15,725

See accompanying notes to the consolidated financial statements.

Lowe's Companies, Inc.
Consolidated Statements of Cash Flows

(In millions)	February 2,	February 3,	January 28,
Fiscal years ended on	2007	2006	2005
Cash flows from operating activities:
Net earnings	$3,105	$2,765	$2,167
Adjustments to reconcile earnings to net cash provided by operating activities:
Depreciation and amortization	1,237	1,051	926
Deferred income taxes	(6)	(37)	102
Loss on disposition/writedown of fixed and other assets	23	31	55
Share-based payment expense	62	76	70
Changes in operating assets and liabilities:
Merchandise inventory - net	(509)	(785)	(1,358)
Other operating assets	(135)	(38)	156
Accounts payable	692	137	483
Other operating liabilities	33	642	472
Net cash provided by operating activities	4,502	3,842	3,073

Cash flows from investing activities:
Purchases of short-term investments	(284)	(1,829)	(1,180)
Proceeds from sale/maturity of short-term investments	572	1,802	1,799
Purchases of long-term investments	(558)	(354)	(156)
Proceeds from sale/maturity of long-term investments	415	55	28
Increase in other long-term assets	(16)	(30)	(12)
Fixed assets acquired	(3,916)	(3,379)	(2,927)
Proceeds from the sale of fixed and other long-term assets	72	61	86
Net cash used in investing activities	(3,715)	(3,674)	(2,362)

Cash flows from financing activities:
Net increase from short-term borrowings	23	-	-
Proceeds from issuance of long-term debt	989	1,013	-
Repayment of long-term debt	(33)	(633)	(82)
Proceeds from issuance of common stock under employee stock purchase plan	76	65	61
Proceeds from issuance of common stock from stock options exercised	100	225	90
Cash dividend payments	(276)	(171)	(116)
Repurchase of common stock	(1,737)	(774)	(1,000)
Excess tax benefits of share-based payments	12	-	-
Net cash used in financing activities	(846)	(275)	(1,047)

Net decrease in cash and cash equivalents	(59)	(107)	(336)
Cash and cash equivalents, beginning of year	423	530	866
Cash and cash equivalents, end of year	$364	$423	$530

See accompanying notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED FEBRUARY 2, 2007, FEBRUARY 3, 2006 AND JANUARY 28, 2005

NOTE 1 - Summary of Significant Accounting Policies:

Lowe’s Companies, Inc. and subsidiaries (the Company) is the world's second-largest home improvement retailer and operated 1,385 stores in 49 states at February 2, 2007. Below are those accounting policies considered to be significant by the Company.

Fiscal Year - The Company’s fiscal year ends on the Friday nearest the end of January. The fiscal years ended February 2, 2007 and January 28, 2005 had 52 weeks. The fiscal year ended February 3, 2006 had 53 weeks. All references herein for the years 2006, 2005 and 2004 represent the fiscal years ended February 2, 2007, February 3, 2006 and January 28, 2005, respectively.

Stock Split - The Company’s Board of Directors approved a 2-for-1 stock split of its common shares on May 25, 2006. On June 30, 2006, shareholders received one additional common share for each common share held as of the record date of June 16, 2006. The par value of the Company’s common stock remained at $0.50 per share. The par value of the additional shares issued to effect the stock split totaling $384 million was reclassified from Capital in Excess of Par Value to Common Stock on the Company’s consolidated balance sheet. All prior period common share and per common share amounts presented herein have been adjusted to reflect the 2-for-1 stock split.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its wholly-owned or controlled operating subsidiaries. All material intercompany accounts and transactions have been eliminated.

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

Investments - The Company has a cash management program which provides for the investment of cash balances not expected to be used in current operations in financial instruments that have maturities of up to 10 years. Variable rate demand notes and auction rate securities, which have stated maturity dates of up to 30 years, meet this maturity requirement of the cash management program because the maturity date of these investments is determined based on the interest rate reset date for the purpose of applying this criteria.

Investments, exclusive of cash equivalents, with a stated maturity date of one year or less from the balance sheet date or that are expected to be used in current operations, are classified as short-term investments. All other investments are classified as long-term. Investments consist primarily of certificates of deposit, time deposits, U.S. dollar foreign government securities, money market preferred stocks, municipal obligations, agency bonds, corporate notes and bonds, auction rate securities and money market mutual funds. Restricted balances pledged as collateral for letters of credit for the Company’s extended warranty program and for a portion of the Company’s casualty insurance and installed sales program liabilities are also classified as investments.

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

The Company records an inventory reserve for the loss associated with selling inventories below cost. This reserve is based on management’s current knowledge with respect to inventory levels, sales trends and historical experience. Management does not believe the Company’s merchandise inventories are subject to significant risk of obsolescence in the near term, and management has the ability to adjust purchasing practices based on anticipated sales trends and general economic conditions. However, changes in consumer purchasing patterns could result in the need for additional reserves. The Company also records an inventory reserve for the estimated shrinkage between physical inventories. This reserve is based primarily on actual shrink results from previous physical inventories. Changes in the estimated shrink reserve may be necessary based on the results of physical inventories. Management believes it has sufficient current and historical knowledge to record reasonable estimates for both of these inventory reserves.

Derivative Financial Instruments - The Company occasionally utilizes derivative financial instruments to manage certain business risks. However, the amounts were not material to the Company’s consolidated financial statements in any of the years presented. The Company does not use derivative financial instruments for trading purposes.

Accounts Receivable - The majority of the Company’s accounts receivable arises from sales of goods and services to Commercial Business Customers. In May 2004, the Company entered into an agreement with General Electric Company and its subsidiaries (GE) to sell its then-existing portfolio of commercial business accounts receivable to GE. During the term of the agreement, which ends on December 31, 2009, unless terminated sooner by the parties, GE also purchases at face value new commercial business accounts receivable originated by the Company and services these accounts. The Company accounts for these transfers as sales of accounts receivable. When the Company sells its commercial business accounts receivable, it retains certain interests in those receivables, including the funding of a loss reserve and its obligation related to GE’s ongoing servicing of the receivables sold. Any gain or loss on the sale is determined based on the previous carrying amounts of the transferred assets allocated at fair value between the receivables sold and the interests retained. Fair value is based on the present value of expected future cash flows taking into account the key assumptions of anticipated credit losses, payment rates, late fee rates, GE’s servicing costs and the discount rate commensurate with the uncertainty involved. Due to the short-term nature of the receivables sold, changes to the key assumptions would not materially impact the recorded gain or loss on the sales of receivables or the fair value of the retained interests in the receivables.

Total commercial business accounts receivable sold to GE were $1.8 billion in 2006, $1.7 billion in 2005 and $1.2 billion in 2004. During 2006, 2005 and 2004, the Company recognized losses of $35 million, $41 million and $34 million, respectively, on these sales as selling, general and administrative (SG&A) expense, which primarily relates to the fair value of the obligations incurred related to servicing costs that are remitted to GE monthly. At February 2, 2007 and February 3, 2006, the fair value of the retained interests was insignificant and was determined based on the present value of expected future cash flows.

Sales generated through the Company’s proprietary credit cards are not reflected in receivables. Under an agreement with GE, credit is extended directly to customers by GE. All credit program-related services are performed and controlled directly by GE. The Company has the option, but no obligation, to purchase the receivables at the end of the agreement in December 2016. Tender costs, including amounts associated with accepting the Company’s proprietary credit cards, are recorded in SG&A in the consolidated financial statements.

The total portfolio of receivables held by GE, including both receivables originated by GE from the Company’s private label credit cards and commercial business accounts receivable originated by the Company and sold to GE, approximated $6.0 billion at February 2, 2007, and $5.0 billion at February 3, 2006.

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

Long-Lived Assets/Store Closing - Losses related to impairment of long-lived assets are recognized when circumstances indicate the carrying values of the assets may not be recoverable. When management commits to close or relocate a store location, or when there are indicators that the carrying value of a long-lived asset may not be recoverable, the Company evaluates the carrying value of the asset in relation to its expected undiscounted future cash flows. If the carrying value of the assets is greater than the expected undiscounted future cash flows, and the fair value of the assets is less than the carrying value, a provision is made for the impairment of the assets based on the excess of carrying value over fair value. The fair value of the assets is generally based on appraisals and the Company’s historical experience.

When a leased location is closed, a provision is made for the present value of future lease obligations, including property taxes, utilities, and common area maintenance, net of anticipated sublease income. Provisions for impairment and store closing costs are included in SG&A expense. The store closing liability is included in other current liabilities in the consolidated balance sheets.

Leases - For lease agreements that provide for escalating rent payments or free-rent occupancy periods, the Company recognizes rent expense on a straight-line basis over the non-cancelable lease term and option renewal periods where failure to exercise such options would result in an economic penalty in such amount that renewal appears, at the inception of the lease, to be reasonably assured. The lease term commences on the date that the Company takes possession of or controls the physical use of the property. Deferred rent is included in other long-term liabilities in the consolidated balance sheets.

Assets under capital leases are amortized in accordance with the Company's normal depreciation policy for owned assets or, if shorter, over the non-cancelable lease term and any option renewal period where failure to exercise such option would result in an economic penalty in such amount that renewal appears, at the inception of the lease, to be reasonably assured. The amortization of the assets is included in depreciation expense in the consolidated financial statements. During the term of a lease, if a substantial additional investment is made in a leased location, the Company reevaluates its definition of lease term.

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

Income Taxes - The Company establishes deferred income tax assets and liabilities for temporary differences between the tax and financial accounting bases of assets and liabilities. The tax effects of such differences are reflected in the balance sheet at the enacted tax rates expected to be in effect when the differences reverse. A valuation allowance is recorded to reduce the carrying amount of deferred tax assets if it is more likely than not that all or a portion of the asset will not be realized. The tax balances and income tax expense recognized by the Company are based on management’s interpretation of the tax statutes of multiple jurisdictions.

The Company includes interest related to tax issues as part of net interest in the consolidated financial statements. The Company records any applicable penalties related to tax issues within the income tax provision.

Revenue Recognition - The Company recognizes revenues, net of sales tax, when sales transactions occur and customers take possession of the merchandise. A provision for anticipated merchandise returns is provided through a reduction of sales and cost of sales in the period that the related sales are recorded. Revenues from product installation services are recognized when the installation is completed. Deferred revenues associated with amounts received for which customers have not yet taken possession of merchandise or for which installation has not yet been completed were $364 million and $377 million at February 2, 2007, and February 3, 2006, respectively.

Revenues from stored value cards, which include gift cards and returned merchandise credits, are deferred and recognized when the cards are redeemed. The liability associated with outstanding stored value cards was $367 million and $293 million at February 2, 2007, and February 3, 2006, respectively, and these amounts are included in deferred revenue in the accompanying consolidated balance sheets. The Company recognizes income from unredeemed stored value cards at the point at which redemption becomes remote.  The Company’s stored value cards have no expiration. Therefore, to determine when redemption is remote, the Company analyzes an aging of the unredeemed cards, based on the date of last stored value card use.

Extended Warranties - Lowe’s sells separately-priced extended warranty contracts under a Lowe’s-branded program for which the Company is ultimately self-insured. The Company recognizes revenue from extended warranty sales on a straight-line basis over the respective contract term. Extended warranty contract terms primarily range from one to four years from the date of purchase or the end of the manufacturer’s warranty, as applicable. Deferred revenues related to the Company’s extended warranty sales were $315 million and $206 million at February 2, 2007 and February 3, 2006, respectively. The Company’s extended warranty deferred revenue is included in other long-term liabilities in the accompanying consolidated balance sheets. Changes in deferred revenue for extended warranty contracts are summarized as follows:

(In millions)	2006	2005
Extended warranty deferred revenue, beginning of period	$206	$86

Additions to deferred revenue	148	130
Deferred revenue recognized	(39)	(10)

Extended warranty deferred revenue, end of period	$315	$206

Incremental direct acquisition costs associated with the sale of extended warranties are also deferred and recognized as expense on a straight-line basis over the respective contract term. Deferred costs associated with extended warranty contracts were $81 million and $54 million at February 2, 2007 and February 3, 2006, respectively. The Company’s extended warranty deferred costs are included in other assets (non-current) in the accompanying consolidated balance sheets. All other costs, such as costs of services performed under the contract, general and administrative expenses and advertising expenses are expensed as incurred.

The Company’s liability for extended warranty claims incurred is included in self-insurance liabilities in the accompanying consolidated balance sheets. Reductions in the extended warranty liability for payments made under the extended warranties were $16 million, and increases in the liability for accruals related to preexisting warranties were $17 million in 2006. Reductions in the extended warranty liability for payments made under the extended warranties and aggregate changes in the liability for accruals related to preexisting warranties were not significant in 2005, as the program was still in its beginning stages.

Cost of Sales and Selling, General and Administrative Expenses - The following lists the primary costs classified in each major expense category:

Cost of Sales	Selling, General and Administrative
▪  Total cost of products sold, including:
-  Purchase costs, net of vendor funds;
-  Freight expenses associated with moving merchandise inventories from vendors to retail stores;
-  Costs associated with operating the Company’s distribution network, including payroll and benefit costs and occupancy costs;
▪  Costs of services provided;
▪  Costs associated with delivery of products directly from vendors to customers by third parties;
▪  Costs associated with inventory shrinkage and obsolescence.

▪  Payroll and benefit costs for retail and corporate employees;
▪  Occupancy costs of retail and corporate facilities;
▪  Advertising;
▪  Costs associated with delivery of products from stores to customers;
▪  Third-party in-store service costs;
▪  Tender costs, including bank charges, costs associated with credit card interchange fees, and amounts associated with accepting the Company's proprietary credit cards;
▪  Costs associated with self-insured plans, and premium costs for stop-loss coverage and fully insured plans;
▪  Long-lived asset impairment charges and gains/losses on disposal of assets;
▪  Other administrative costs, such as supplies, and travel and entertainment.

Vendor Funds - The Company receives funds from vendors in the normal course of business principally as a result of purchase volumes, sales, early payments, or promotions of vendors’ products. Based on the provisions of the vendor agreements in place, management develops accrual rates by estimating the point at which the Company will have completed its performance under the agreement and the amount will be earned. During the year, due to the complexity and diversity of the individual vendor agreements, the Company performs analyses and reviews historical trends to ensure the amounts earned are appropriately recorded. As a part of these analyses, the Company validates its accrual rates based on actual purchase trends and applies those rates to actual purchase volumes to determine the amount of funds accrued by the Company and receivable from the vendor. Amounts accrued throughout the year could be impacted if actual purchase volumes differ from projected annual purchase volumes, especially in the case of programs that provide for increased funding when graduated purchase volumes are met.

Under Emerging Issues Task Force Issue No. 02-16 (EITF 02-16), “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor,” vendor funds are treated as a reduction of inventory cost, unless they represent a reimbursement of specific, incremental and identifiable costs incurred by the customer to sell the vendor’s product. Substantially all of the vendor funds that the Company receives do not meet the specific, incremental and identifiable criteria in EITF 02-16. Therefore, the Company treats the majority of these funds as a reduction in the cost of inventory as the amounts are earned and recognizes these funds as a reduction of cost of sales when the inventory is sold. There is no impact to the timing of when the funds are received from vendors or the associated cash flows.

Advertising - Costs associated with advertising are charged to operations as incurred. Advertising expenses were $873 million, $812 million and $740 million in 2006, 2005 and 2004, respectively.

Shipping and Handling Costs - The Company includes shipping and handling costs relating to the delivery of products directly from vendors to customers by third parties in cost of sales. Shipping and handling costs, which include salaries and vehicle operations expenses relating to the delivery of products from stores to customers, are classified as SG&A expenses. Shipping and handling costs included in SG&A expenses were $310 million, $312 million and $255 million during 2006, 2005 and 2004, respectively.

Store Opening Costs - Costs of opening new or relocated retail stores, which include payroll and supply costs incurred prior to store opening and grand opening advertising costs, are charged to operations as incurred.

Comprehensive Income - The Company reports comprehensive income in its consolidated statements of shareholders’ equity. Comprehensive income represents changes in shareholders' equity from non-owner sources and is comprised primarily of net earnings plus or minus unrealized gains or losses on available-for-sale securities, as well as foreign currency translation adjustments. For the year ended February 2, 2007, foreign currency translation losses were approximately $2 million, and net unrealized holding gains on available-for-sale securities were approximately $2 million. For the year ended February 3, 2006, foreign currency translation gains were approximately $1 million and unrealized holding losses on available-for-sale securities were insignificant. For the year ended January 28, 2005, unrealized holding losses on available-for-sale securities were approximately $1 million, and there were no foreign currency translation adjustments. The reclassification adjustments for gains/losses included in net earnings for 2006, 2005 and 2004 were insignificant.

Recent Accounting Pronouncements - In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109.” This Interpretation clarifies the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Interpretation is effective for fiscal years beginning after December 15, 2006. Management is continuing to evaluate the effect that the adoption of FIN 48 will have on the Company’s consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements.” The Statement provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under the Statement, fair value measurements are required to be disclosed by level within that hierarchy. The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the effect that the adoption of SFAS No. 157 will have on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Liabilities.” The Statement provides entities an option to measure many financial instruments and certain other items at fair value, including available-for-sale and held-to-maturity securities previously accounted for under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” Under this Statement, unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings at each subsequent reporting period. The Statement is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the effect that the adoption of SFAS No. 159 will have on its consolidated financial statements.

Segment Information - The Company’s operating segments, representing the Company’s home improvement retail stores, are aggregated within one reportable segment, based on the way the Company manages its business. The Company’s home improvement retail stores exhibit similar long-term economic characteristics, sell similar products and services, use similar processes to sell those products and services, and sell their products and services to similar classes of customers.

Reclassifications - Certain prior period amounts have been reclassified to conform to current classifications.

NOTE 2 - Investments:

The Company’s investment securities are classified as available-for-sale. The amortized costs, gross unrealized holding gains and losses and fair values of the investments at February 2, 2007, and February 3, 2006, were as follows:

	February 2, 2007
Type	Amortized	Gross Unrealized	Gross Unrealized	Fair
(In millions)	Cost	Gains	Losses	Value
Municipal obligations	$258	$-	$(1)	$257
Money market preferred stock	148	-	-	148
Corporate notes	26	-	-	26
Certificates of deposit	1	-	-	1
Classified as short-term	433	-	(1)	432

Municipal obligations	127	-	-	127
Mutual funds	35	3	-	38
Classified as long-term	162	3	-	165

Total	$595	$3	$(1)	$597

	February 3, 2006
Type	Amortized	Gross Unrealized	Gross Unrealized	Fair
(In millions)	Cost	Gains	Losses	Value
Municipal obligations	$295	$-	$(1)	$294
Money market preferred stock	157	-	-	157
Corporate notes	2	-	-	2
Classified as short-term	454	-	(1)	453

Municipal obligations	223	-	(1)	222
Corporate notes	32	-	-	32
Mutual funds	23	2	-	25
Asset-backed obligations	14	-	-	14
Certificates of deposit	1	-	-	1
Classified as long-term	293	2	(1)	294

Total	$747	$2	$(2)	$747

The proceeds from sales of available-for-sale securities were $412 million, $192 million and $165 million for 2006, 2005 and 2004, respectively. Gross realized gains and losses on the sale of available-for-sale securities were not significant for any of the periods presented. The municipal obligations classified as long-term at February 2, 2007, will mature in one to 30 years, based on stated maturity dates.

Short-term and long-term investments include restricted balances pledged as collateral for letters of credit for the Company’s extended warranty program and for a portion of the Company’s casualty insurance and installed sales program liabilities. Restricted balances included in short-term investments were $248 million at February 2, 2007 and $152 million at February 3, 2006. Restricted balances included in long-term investments were $32 million at February 2, 2007 and $74 million at February 3, 2006.

NOTE 3 - Property and Accumulated Depreciation:

Property is summarized by major class in the following table:

(In millions)	Estimated Depreciable Lives, In Years	February 2, 2007	February 3, 2006
Cost:
Land	N/A	$5,496	$4,894
Buildings	10-40	9,655	8,204
Equipment	3-15	7,477	6,468
Leasehold improvements	3-40	2,476	1,853
Total cost		25,104	21,419
Accumulated depreciation		(6,133)	(5,065)
Property, less accumulated depreciation		$18,971	$16,354

Included in net property are assets under capital lease of $533 million, less accumulated depreciation of $274 million, at February 2, 2007, and $534 million, less accumulated depreciation of $248 million, at February 3, 2006.

NOTE 4 - Impairment and Store Closing Costs:

The Company periodically reviews the carrying value of long-lived assets for potential impairment. The charge for impairment is included in SG&A expense. Impairment charges were $5 million, $16 million and $31 million in 2006, 2005 and 2004, respectively.

The net carrying value for relocated stores, closed stores and other excess property are included in other assets (non-current) and totaled $113 million and $63 million at February 2, 2007, and February 3, 2006, respectively.

When leased locations are closed, a liability is recognized for the fair value of future contractual obligations, including property taxes, utilities, and common area maintenance, net of anticipated sublease income. The charge for store closing costs is included in SG&A expense. The store closing liability, which is included in other current liabilities in the consolidated balance sheets, was $19 million and $23 million at February 2, 2007, and February 3, 2006, respectively.

NOTE 5 - Short-term Borrowings and Lines of Credit:

The Company has a $1 billion senior credit facility which became effective in July 2004 and expires in July 2009. This facility is available to support the Company's commercial paper program and for direct borrowings. Borrowings are priced based upon market conditions at the time of funding in accordance with the terms of the senior credit facility. The senior credit facility contains certain restrictive covenants, which include maintenance of a debt leverage ratio as defined by the facility. The Company was in compliance with these covenants at February 2, 2007 and February 3, 2006. Fifteen banking institutions are participating in the $1 billion senior credit facility. As of February 2, 2007, the Company had $23 million of short-term borrowings outstanding under the senior credit facility but no outstanding borrowings under the commercial paper program. The interest rate on short-term borrowings was 5.4%. As of February 3, 2006, there were no outstanding borrowings under the senior credit facility or under the commercial paper program.

Five banks have extended lines of credit aggregating $486 million for the purpose of issuing documentary letters of credit and standby letters of credit. These lines do not have termination dates and are reviewed periodically. Commitment fees ranging from .225% to .50% per annum are paid on the letters of credit amounts outstanding. Outstanding letters of credit totaled $346 million as of February 2, 2007, and $316 million as of February 3, 2006.

NOTE 6 - Long-Term Debt:

		Fiscal Year
(In millions)		of Final	February 2,	February 3,
Debt Category	Interest Rates	Maturity	2007	2006
Secured debt:[1]
Mortgage notes	6.57 to 8.25%	2028	$30	$38
Unsecured debt:
Debentures	6.50 to 6.88%	2029	693	693
Notes	8.25%	2010	498	498
Medium-term notes - series A	7.35 to 8.20%	2023	27	27
Medium-term notes - series B2	6.70 to 7.61%	2037	267	267
Senior notes	5.00 to 5.80%	2036	1,980	988
Convertible notes	0.86 to 2.50%	2021	518	596
Capital leases and other		2030	400	424

Total long-term debt			4,413	3,531
Less current maturities			88	32

Long-term debt, excluding current maturities			$4,325	$3,499

[1]	Real properties with an aggregate book value of $122 million were pledged as collateral at February 2, 2007, for secured debt.
[2]
Approximately 37% of these medium-term notes may be put at the option of the holder on either the tenth or twentieth anniversary of the issue at par value. The medium-term notes were issued in 1997. None of these notes are currently putable.

Debt maturities, exclusive of unamortized original issue discounts, capital leases and other, for the next five years and thereafter are as follows: 2007, $61 million; 2008, $7 million; 2009, $1 million; 2010, $501 million; 2011, $1 million; thereafter, $3.6 billion.

The Company’s debentures, notes, medium-term notes, senior notes, and convertible notes contain certain restrictive covenants. The Company was in compliance with all covenants in these agreements at February 2, 2007 and February 3, 2006.

Senior Notes

In October 2005, the Company issued $1 billion of unsecured senior notes, comprised of two $500 million tranches maturing in October 2015 and October 2035, respectively. The first $500 million tranche of 5.0% Senior Notes was sold at a discount of $4 million. The second $500 million tranche of 5.5% Senior Notes was sold at a discount of $8 million. Interest on the Senior Notes is payable semi-annually in arrears in April and October of each year until maturity. The discount associated with the issuance is included in long-term debt and is being amortized over the respective terms of the Senior Notes. Issuance costs were approximately $1 million and are being amortized over the respective terms of the Senior Notes. The net proceeds of approximately $988 million were used for the repayment of $600 million in outstanding notes due December 2005, for general corporate purposes, including capital expenditures and working capital needs, and to finance repurchases of common stock.

In October 2006, the Company issued $1 billion of unsecured senior notes, comprised of two tranches: $550 million of 5.4% Senior Notes maturing in October 2016 and $450 million of 5.8% Senior Notes maturing in October 2036. The 5.4% Senior Notes and the 5.8% Senior Notes were each issued at a discount of approximately $4.4 million. Interest on the Senior Notes is payable semi-annually in arrears in April and October of each year until maturity, beginning in April 2007. The discount associated with the issuance is included in long-term debt and is being amortized over the respective terms of the Senior Notes. Issuance costs were approximately $1.6 million and are being amortized over the respective terms of the Senior Notes. The net proceeds of approximately $991 million were used for general corporate purposes, including capital expenditures and working capital needs, and to finance repurchases of common stock.

The Senior Notes issued in 2005 and 2006 may be redeemed by the Company at any time, in whole or in part, at a redemption price plus accrued interest to the date of redemption. The redemption price is equal to the greater of (1) 100% of the principal amount of the Senior Notes to be redeemed, or (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon, discounted to the date of redemption on a semi-annual basis at a specified rate. The indenture governing the Senior Notes does not limit the aggregate principal amount of debt securities that the Company may issue, nor is the Company required to maintain financial ratios or specified levels of net worth or liquidity. However, the indenture contains various restrictive covenants, none of which is expected to impact the Company’s liquidity or capital resources.

Convertible Notes

The Company has $578.8 million aggregate principal of senior convertible notes issued in October 2001 at an issue price of $861.03 per note. Cash interest payments on the notes ceased in October 2006. In October 2021 when the notes mature, a holder will receive $1,000 per note, representing a yield to maturity of approximately 1%. Holders of the notes had the right to require the Company to purchase all or a portion of their notes in October 2003 and October 2006, at a price of $861.03 per note plus accrued cash interest, if any, and will have the right in October 2011 to require the Company to purchase all or a portion of their notes at a price of $905.06 per note. The Company may choose to pay the purchase price of the notes in cash or common stock or a combination of cash and common stock. Holders of an insignificant number of notes exercised their right to require the Company to repurchase their notes during 2003 and 2006, all of which were purchased in cash. The Company may redeem for cash all or a portion of the notes at any time, at a price equal to the sum of the issue price plus accrued original issue discount on the redemption date.

Holders of the senior convertible notes may convert their notes into 34.424 shares of the Company’s common stock only if: the sale price of the Company’s common stock reaches specified thresholds, or the credit rating of the notes is below a specified level, or the notes are called for redemption, or specified corporate transactions representing a change in control have occurred. The conversion ratio of 34.424 shares per note is only adjusted based on normal antidilution provisions designed to protect the value of the conversion option.

The Company’s closing share prices reached the specified threshold such that the senior convertible notes became convertible at the option of each holder into shares of common stock during specified quarters of 2006. Holders of an insignificant number of senior convertible notes exercised their right to convert their notes into shares of the Company’s common stock during 2006 and 2005. During the fourth quarter of 2006, the Company’s closing share prices again reached the specified threshold such that the senior convertible notes are convertible at the option of each holder into shares of common stock in the first quarter of 2007.

The Company has $37.7 million aggregate principal of convertible notes issued in February 2001 at an issue price of $608.41 per note. Interest will not be paid on the notes prior to maturity in February 2021, at which time the holders will receive $1,000 per note, representing a yield to maturity of 2.5%. Holders of the notes had the right to require the Company to purchase all or a portion of their notes in February 2004, at a price of $655.49 per note and will have the right in February 2011 to require the Company to purchase all or a portion of their notes at a price of $780.01 per note. The Company may choose to pay the purchase price of the notes in cash or common stock, or a combination of cash and common stock. Holders of an insignificant number of notes exercised their right to require the Company to purchase their notes during 2004, all of which were purchased in cash.

Holders of the convertible notes issued in February 2001 may convert their notes at any time on or before the maturity date, unless the notes have been previously purchased or redeemed, into 32.896 shares of the Company's common stock per note. The conversion ratio of 32.896 shares per note is only adjusted based on normal antidilution provisions designed to protect the value of the conversion option. During 2006, holders of $118 million principal amount, $80 million carrying amount, of the Company’s convertible notes issued in February 2001 exercised their right to convert their notes into 3.9 million shares of the Company’s common stock at the rate of 32.896 shares per note. During 2005, holders of $839 million principal amount, $565 million carrying amount of the Company’s convertible notes issued in February 2001 exercised their right to convert their notes into 27.6 million shares of the Company’s common stock.

Upon the issuance of each of the series of convertible notes previously described, the Company evaluated the optionality features embedded in the notes and concluded that these features do not require bifurcation from the host contracts and separate accounting as derivative instruments.

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

	February 2, 2007		February 3, 2006
	Carrying	Fair	Carrying	Fair
(In millions)	Amount	Value	Amount	Value
Liabilities:
Long-term debt (excluding capital leases and other)	$4,013	$4,301	$3,107	$3,578

Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt issues that are not quoted on an exchange.

NOTE 8 - Shareholders' Equity:

Authorized shares of common stock were 5.6 billion ($.50 par) at February 2, 2007 and February 3, 2006.

The Company has five million ($5 par) authorized shares of preferred stock, none of which have been issued. The Board of Directors may issue the preferred stock (without action by shareholders) in one or more series, having such voting rights, dividend and liquidation preferences and such conversion and other rights as may be designated by the Board of Directors at the time of issuance.

In January 2005, the Board of Directors authorized up to $1 billion in share repurchases through 2006. In January and August 2006, the Board of Directors authorized up to an additional $1 billion and $2 billion in share repurchases through 2007 and 2008, respectively. This program is implemented through purchases made from time to time either in the open market or through private transactions. Shares purchased under the share repurchase program are retired and returned to authorized and unissued status. During 2005, the Company repurchased 25.0 million shares at a total cost of $774 million. During 2006, the Company repurchased 56.8 million shares at a total cost of $1.7 billion (of which $160 million was recorded as a reduction in retained earnings in the third quarter after capital in excess of par value was depleted). As of February 2, 2007, the total remaining authorization under the share repurchase program was $1.5 billion.

NOTE 9 - Accounting for Share-Based Payment:

Effective February 4, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), “Share-Based Payment,” using the modified-prospective-transition method. Prior to this, the Company was applying the fair value recognition provisions of SFAS No. 123, “Accounting for Stock Based Compensation.” Under the SFAS No. 123(R) transition method, compensation cost recognized in the year ended February 2, 2007 included: (a) the pro rata compensation cost for all share-based payments granted prior to, but not yet vested as of February 4, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) the pro rata compensation cost for all share-based payments granted on or subsequent to February 4, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). In accordance with the modified-prospective-transition method of SFAS No. 123(R), results for prior periods have not been restated. For all grants, the amount of share-based payment expense recognized has been adjusted for estimated forfeitures of awards for which the requisite service is not expected to be provided. Estimated forfeiture rates are developed based on the Company’s analysis of historical forfeiture data for homogeneous employee groups. Prior to the adoption of the fair value recognition provisions of SFAS No. 123(R), share-based payment expense was adjusted for actual forfeitures as they occurred. This transition resulted in a pre-tax cumulative effect adjustment of $10 million as of February 4, 2006. The cumulative effect adjustment was presented as a reduction of share-based payment expense in the first quarter of 2006.

The Company recognized share-based payment expense in SG&A expense on the consolidated statements of earnings totaling $62 million, $76 million and $70 million in 2006, 2005 and 2004, respectively. The total income tax benefit recognized was $18 million, $19 million and $16 million in 2006, 2005 and 2004, respectively.

Total unrecognized share-based payment expense for all share-based payment plans was $103 million at February 2, 2007, of which $51 million will be recognized in 2007, $34 million in 2008 and $18 million thereafter. This results in these amounts being recognized over a weighted-average period of 1.2 years.

Prior to the adoption of SFAS No. 123(R), the Company presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the consolidated statements of cash flows. SFAS No. 123(R) requires the cash flows resulting from the tax benefits of deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows. In accordance with the modified-prospective-transition method of SFAS No. 123(R), the prior period consolidated statements of cash flows have not been restated to reflect this change.

As the Company adopted the fair-value recognition provisions of SFAS No. 123 prospectively for all employee awards granted or modified after January 31, 2003, share-based payment expense included in the determination of net earnings for years ended February 3, 2006 and January 28, 2005 is less than that which would have been recognized if the fair-value-based method had been applied to all awards since the original effective date of SFAS No. 123. The following table illustrates the effect on net earnings and earnings per share in the period if the fair-value-based method had been applied to all outstanding and unvested awards.

(In millions, except per share data)	2005	2004
Net earnings as reported	$2,765	$2,167

Add: Stock-based compensation expense included in net earnings, net of related tax effects	57	53

Deduct: Total stock-based compensation expense determined under the fair-value-based method for all awards, net of related tax effects	(59)	(95)

Pro forma net earnings	$2,763	$2,125

Earnings per share:
Basic - as reported	$1.78	$1.39
Basic - pro forma	$1.78	$1.37

Diluted - as reported	$1.73	$1.35
Diluted - pro forma	$1.73	$1.32

Overview of Share-Based Payment Plans

The Company has (a) four equity incentive plans, referred to as the “2006,” “2001,” “1997,” and “1994” Incentive Plans, (b) one share-based plan for awards to non-employee directors and (c) an employee stock purchase plan (ESPP) that allows employees to purchase Company shares through payroll deductions. These plans contain a nondiscretionary antidilution provision that is designed to equalize the value of an award as a result of an equity restructuring. Share-based awards in the form of incentive and non-qualified stock options, performance accelerated restricted stock (PARS), restricted stock and deferred stock units may be granted to key employees from the 2006 plan. No new awards may be granted from the 2001, 1997 and 1994 plans.

The share-based plan for non-employee directors is referred to as the Amended and Restated Directors’ Stock Option and Deferred Stock Unit Plan (Directors’ Plan). Prior to the amendment to the Directors’ Plan in 2005, each non-employee Director was awarded 8,000 options on the date of the first Board meeting after each annual meeting of the Company’s shareholders, which occurs in the second quarter of each fiscal year. Since the amendment to the Directors’ Plan in 2005, each non-employee Director is awarded a number of deferred stock units determined by dividing the annual award amount by the fair market value of a share of the Company’s common stock on the award date and rounding up to the next 100 units. The annual award amount used to determine the number of deferred stock units granted to each director was $115,000 and $85,000 in 2006 and 2005, respectively.

Share-based awards were authorized for grant to key employees and non-employee directors for up to 169.0 million shares of common stock. Stock options were authorized for up to 129.2 million shares, while PARS, restricted stock and deferred stock units, which represent nonvested stock, were authorized for up to 39.8 million shares of common stock.

At February 2, 2007, there were 49.8 million shares available for grant under the 2006 and Directors’ Plans, and 1.3 million shares available under the ESPP.

General terms and methods of valuation for the Company’s share-based awards are as follows:

Stock Options

Stock options generally have terms of seven years, with normally one-third of each grant vesting each year for three years, and are assigned an exercise price of not less than the fair market value of a share of the Company’s common stock on the date of grant.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. When determining expected volatility, the Company considers the historical performance of the Company’s stock, as well as implied volatility. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant, based on the options’ expected term. The expected term of the options is based on the Company’s evaluation of option holders’ exercise patterns and represents the period of time that options are expected to remain unexercised. The Company uses historical data to estimate the timing and amount of forfeitures. These options are expensed on a straight-line basis over the vesting period, which is considered to be the requisite service period. The assumptions used in the Black-Scholes option-pricing model for options granted in the three years ended February 2, 2007, February 3, 2006 and January 28, 2005 were as follows:

	2006	2005	2004
Assumptions used:
Expected volatility	22.3%-29.4%	25.8%-34.1%	31.6%-41.4%
Weighted-average expected volatility	26.8%	31.4%	38.3%
Expected dividend yield	0.27%-0.31%	0.23%-0.28%	0.21%-0.23%
Weighted-average dividend yield	0.28%	0.24%	0.22%
Risk-free interest rate	4.54%-4.97%	3.76%-4.44%	2.18%-3.46%
Weighted-average risk-free interest rate	4.69%	3.81%	2.39%
Expected term, in years	3-4	3-4	3-4
Weighted-average expected term, in years	3.57	3.22	3.27

The weighted-average grant-date fair value per share of options granted was $8.86, $7.81 and $8.28 in 2006, 2005 and 2004, respectively. The total intrinsic value of options exercised, representing the difference between the exercise price and the market price on the date of exercise, was approximately $80 million, $175 million and $76 million in 2006, 2005 and 2004, respectively.

Transactions related to stock options issued under the 2006, 2001, 1997, 1994 and Directors’ plans for the year ended February 2, 2007 are summarized as follows:

	Shares (In Thousands)	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Term (In Years)	Aggregate Intrinsic Value (In Thousands)
Outstanding at February 3, 2006	30,595	$22.48
Granted	6,691	33.65
Canceled, forfeited or expired	(1,140)	30.82
Exercised	(5,758)	17.89
Outstanding at February 2, 2007	30,388	25.51	3.72	$262,577
Vested and expected to vest at February 2, 2007 (1)	29,235	25.24	3.64	$260,641
Exercisable at February 2, 2007	19,438	$22.06	2.70	$234,952

(1) Includes outstanding vested options as well as outstanding, nonvested options after a forfeiture rate is applied.

Performance Accelerated Restricted Stock Awards

PARS are valued at the market price of a share of the Company’s common stock on the date of grant. In general, these awards vest at the end of a five-year service period from the date of grant, unless performance acceleration goals are achieved, in which case, awards vest 50% at the end of three years or 100% at the end of four years. The performance acceleration goals are based on targeted Company return on beginning non-cash assets, as defined in the PARS agreement. PARS are expensed on a straight-line basis over the shorter of the explicit service period related to the service condition or the implicit service period related to the performance conditions, based on the probability of meeting the conditions. The Company uses historical data to estimate the timing and amount of forfeitures. The weighted-average grant-date fair value per share of PARS granted was $34.10 and $29.24 in 2006 and 2005, respectively. No PARS were granted in 2004. The total fair value of PARS vested was approximately $1 million in 2005. No PARS vested in 2006 or 2004.

Transactions related to PARS issued under the 2006, 2001, 1997 and 1994 plans for the year ended February 2, 2007 are summarized as follows:

	Shares	Weighted-Average Grant-Date Fair Value Per Share
Nonvested at February 3, 2006	595,830	$29.25
Granted	893,160	34.10
Canceled or forfeited	(50,410)	32.05
Nonvested at February 2, 2007	1,438,580	$32.17

Restricted Stock Awards

The restricted stock awards are valued at the market price of a share of the Company’s common stock on the date of grant. In general, these awards vest at the end of a three-year period from the date of grant and are expensed on a straight-line basis over that period, which is considered to be the requisite service period. The Company uses historical data to estimate the timing and amount of forfeitures. The weighted-average grant-date fair value per share of restricted stock awards granted was $27.34, $32.30 and $28.38 in 2006, 2005 and 2004, respectively. The total fair value of restricted stock awards vested was approximately $4 million in 2005. No restricted stock awards vested in 2006 or 2004.

Transactions related to restricted stock issued under the 2006, 2001, 1997 and 1994 plans for the year ended February 2, 2007 are summarized as follows:

	Shares	Weighted-Average Grant-Date Fair Value Per Share
Nonvested at February 3, 2006	1,765,312	$31.17
Granted	206,886	27.34
Canceled or forfeited	(84,616)	30.80
Nonvested at February 2, 2007	1,887,582	$30.77

Deferred Stock Units

The deferred stock units are valued at the market price of a share of the Company’s common stock on the date of grant. For key employees, these awards generally vest over three to five years and are expensed on a straight-line basis over that period, which is considered to be the requisite service period. The Company uses historical data to estimate the timing and amount of forfeitures. For non-employee directors, these awards vest immediately and are expensed on the grant date. The weighted-average grant-date fair value per share of deferred stock units granted was $31.02 and

$28.58 in 2006 and 2005, respectively. No deferred stock units were granted in 2004. The total fair value of deferred stock units vested was approximately $5 million and $17 million in 2006 and 2005, respectively. No deferred stock units vested in 2004. There were 568,000 deferred stock units outstanding at February 2, 2007.

Transactions related to deferred stock units issued under the 2006, 2001, 1997, 1994 and Directors’ plans for the year ended February 2, 2007 are summarized as follows:

	Shares	Weighted-Average Grant-Date Fair Value Per Share
Nonvested at February 3, 2006	500,000	$19.65
Granted	38,000	31.02
Vested	(158,000)	22.38
Nonvested at February 2, 2007	380,000	$19.65

ESPP

The purchase price of the shares under the ESPP equals 85% of the closing price on the date of purchase. The Company’s share-based payment expense is equal to 15% of the closing price on the date of purchase. Prior to the adoption of SFAS No. 123(R), the ESPP was considered an equity award. In connection with the implementation of SFAS No. 123(R), the ESPP was reclassified as a liability award. This liability award is measured at fair value at each reporting date and the share-based payment expense is recognized over the six-month offering period. Twenty million shares were authorized for this plan with 1,268,979 remaining available at February 2, 2007. The Company issued 2,916,259 shares of common stock pursuant to this plan during the year ended February 2, 2007.

NOTE 10 - Employee Retirement Plans:

The Company maintains a defined contribution retirement plan for its employees (the 401(k) Plan). Employees are eligible to participate in the 401(k) Plan after completing 90 days of continuous service. Participants are allowed to choose from a group of mutual funds in order to designate how both employer and employee contributions are to be invested. The Company's common stock is also one of the investment options for contributions to the 401(k) Plan. Company shares held on the participants’ behalf by the 401(k) Plan are voted by the participants. The Company makes contributions to the 401(k) Plan each payroll period, based upon a matching formula applied to employee contributions (baseline match). In addition, the Company offers a performance match to eligible 401(k) Plan participants, based on growth of Company earnings before taxes for the fiscal year. 401(k) Plan participants must have three or more years of employment service and be actively employed on the last day of the fiscal year to be eligible for the performance match. The performance match is funded in participant accounts in April of the following year. The Company’s contributions to the 401(k) Plan vest immediately in the participant accounts. Once participants reach age 59 ½, they may elect to withdraw their entire 401(k) Plan balance. This is a one-time, in-service distribution option. Participants may also withdraw contributions and rollover contributions for reasons of hardship while still actively employed. In addition, participants with 20 or more years of service, who have an Employee Stock Ownership Plan carryforward account balance within the 401(k) Plan, can elect to receive a one-time, in-service distribution of 50% of this account balance.

The Company also maintains a Benefit Restoration Plan (BRP) to supplement benefits provided under the 401(k) Plan to 401(k) Plan participants whose benefits are restricted as a result of certain provisions of the Internal Revenue Code of 1986. This plan provides for employer contributions in the form of a baseline match and a performance match.

The Company also maintains a non-qualified deferred compensation program called the Lowe’s Cash Deferral Plan. This plan is designed to permit certain employees to defer receipt of portions of their compensation, thereby delaying taxation on the deferral amount and on subsequent earnings until the balance is distributed. This plan does not provide for employer contributions.

The Company recognized expense associated with contributions to employee retirement plans of $42 million, $136 million and $68 million in 2006, 2005 and 2004, respectively.

Subsequent to year-end, the Company made changes to the baseline and performance match provisions of the 401(k) Plan. Effective May 5, 2007, the Company will increase the amount of the baseline match to a maximum of 4.25% (up from 2.25%) but will no longer offer a performance match. 401(k) Plan participants will be eligible for the baseline match after 180 days of continuous service.

NOTE 11 - Income Taxes:

The following is a reconciliation of the effective tax rate to the federal statutory tax rate:

	2006	2005	2004
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	3.3	3.6	3.5
Share-based payment expense	-	0.1	0.2
Other, net	(0.4)	(0.2)	(0.2)
Effective tax rate	37.9%	38.5%	38.5%

	Components of Income Tax Provision
(In millions)	2006	2005	2004
Current
Federal	$1,657	$1,514	$1,077
State	242	254	174
Total current	1,899	1,768	1,251
Deferred
Federal	(11)	(31)	80
State	5	(6)	22
Total deferred	(6)	(37)	102
Total income tax provision	$1,893	$1,731	$1,353

The tax effect of cumulative temporary differences that gave rise to the deferred tax assets and liabilities at February 2, 2007, and February 3, 2006, is as follows:

	February 2, 2007
(In millions)	Assets	Liabilities	Total
Excess property and store closing costs	$17	$-	$17
Self-insurance	129	-	129
Depreciation	-	(837)	(837)
Rent	13	-	13
Vacation accrual	8	-	8
Sales returns reserve	22	-	22
Share-based payment expense	59	-	59
Other, net	44	(29)	15
Total	$292	$(866)	$(574)

	February 3, 2006
(In millions)	Assets	Liabilities	Total
Excess property and store closing costs	$19	$-	$19
Self-insurance	81	-	81
Depreciation	-	(804)	(804)
Rent	26	-	26
Vacation accrual	6	-	6
Sales returns reserve	44	-	44
Share-based payment expense	40	-	40
Other, net	19	(11)	8
Total	$235	$(815)	$(580)

The Company records a valuation allowance to reduce the carrying amount of deferred tax assets if it is more likely than not that all or a portion of the asset will not be realized. As of February 2, 2007, the Company had recorded a $4 million valuation allowance.

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

During 2006, the Company reached a settlement with the Internal Revenue Service (IRS) covering the tax years 2002 and 2003. Under the settlement agreement, the Company paid the IRS approximately $17 million, plus applicable interest charges.

NOTE 12 - Earnings per Share:

Basic earnings per share (EPS) excludes dilution and is computed by dividing the applicable net earnings by the weighted-average number of common shares outstanding for the period. Diluted earnings per share is calculated based on the weighted-average shares of common stock as adjusted for the potential dilutive effect of stock options and convertible notes as of the balance sheet date. The following table reconciles EPS for 2006, 2005 and 2004:

(In millions, except per share data)	2006	2005	2004
Basic earnings per share:
Net earnings	$3,105	$2,765	$2,167
Weighted-average shares outstanding	1,535	1,555	1,554
Basic earnings per share	$2.02	$1.78	$1.39
Diluted earnings per share:
Net earnings	$3,105	$2,765	$2,167
Net earnings adjustment for interest on convertible debt, net of tax	4	11	14
Net earnings, as adjusted	$3,109	$2,776	$2,181
Weighted-average shares outstanding	1,535	1,555	1,554
Dilutive effect of share-based awards	9	10	10
Dilutive effect of convertible debt	22	42	53
Weighted-average shares, as adjusted	1,566	1,607	1,617
Diluted earnings per share	$1.99	$1.73	$1.35

Stock options to purchase 6.8 million, 5.6 million and 1.2 million shares of common stock for 2006, 2005 and 2004, respectively, were excluded from the computation of diluted earnings per share because their effect would have been antidilutive.

NOTE 13 - Leases:

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

Some agreements also provide for contingent rentals based on sales performance in excess of specified minimums. In 2006, 2005 and 2004, contingent rentals were insignificant.

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

The future minimum rental payments required under capital and operating leases having initial or remaining non-cancelable lease terms in excess of one year are summarized as follows:

(in millions)	Operating Leases		Capital Leases
Fiscal Year	Real Estate	Equipment	Real Estate	Equipment	Total

2007	$321	$2	$61	$1	$385
2008	322	1	62	-	385
2009	322	-	62	-	384
2010	321	-	62	-	383
2011	321	-	61	-	382
Later years	3,917	-	335	-	4,252
Total minimum lease payments	$5,524	$3	$643	$1	$6,171
Total minimum capital lease payments			$644
Less amount representing interest			251
Present value of minimum lease payments			393
Less current maturities			27
Present value of minimum lease payments, less current maturities			$366

Rental expenses under operating leases for real estate and equipment were $318 million, $301 million and $250 million in 2006, 2005 and 2004, respectively.

NOTE 14 - Commitments and Contingencies:

The Company is a defendant in legal proceedings considered to be in the normal course of business, none of which, individually or collectively, are believed to have a risk of having a material impact on the Company’s financial statements. In evaluating liabilities associated with its various legal proceedings, the Company has accrued for probable liabilities associated with these matters. The amounts accrued were not material to the Company’s consolidated financial statements in any of the years presented.

As of February 2, 2007, the Company had non-cancelable commitments related to purchases of merchandise inventory, property and construction of buildings, as well as commitments related to certain marketing and information technology programs of $2.3 billion. Payments under these commitments are scheduled to be made as follows: 2007, $1.1 billion; 2008, $485 million; 2009, $349 million; 2010, $379 million; 2011, $3 million; thereafter, $12 million.

NOTE 15 - Related Parties:

A brother-in-law of the Company’s Executive Vice President of Business Development is a senior officer of a vendor that provides millwork and other building products to the Company. In 2006, 2005 and 2004, the Company purchased products in the amounts of $101 million, $84 million and $80 million, respectively, from this vendor.  Amounts payable to this vendor were insignificant at February 2, 2007 and February 3, 2006.

NOTE 16 - Other Information:

Net interest expense is comprised of the following:

(In millions)	2006	2005	2004
Long-term debt	$183	$171	$159
Capitalized leases	34	39	38
Interest income	(52)	(45)	(16)
Interest capitalized	(32)	(28)	(28)
Other	21	21	23
Net interest expense	$154	$158	$176

Supplemental disclosures of cash flow information:

(In millions)	2006	2005	2004
Cash paid for interest, net of amount capitalized	$179	$173	$174
Cash paid for income taxes	$2,031	$1,593	$1,192

Noncash investing and financing activities:
Noncash fixed asset acquisitions, including assets acquired under capital lease	$159	$175	$133
Conversions of long-term debt to equity	$82	$565	$6

Lowe's Companies, Inc.
Selected Financial Data (Unaudited)

Sales by product category:
(Dollars in millions)	2006		2005		2004
Product category	Total Sales	%	Total Sales	%	Total Sales	%
Appliances	$4,193	9%	$3,912	9%	$3,165	9%
Lumber	3,690	8	3,689	9	3,305	9
Flooring	3,214	7	2,883	7	2,357	6
Millwork	3,137	7	2,935	7	2,428	7
Paint	3,073	7	2,774	6	2,317	6
Building materials	3,002	6	2,756	6	2,230	6
Fashion plumbing	2,893	6	2,616	6	2,163	6
Lighting	2,573	5	2,408	6	2,088	6
Tools	2,563	5	2,428	6	2,138	6
Lawn & landscape products	2,356	5	2,090	5	1,827	5
Hardware	2,296	5	2,121	5	1,785	5
Seasonal living	2,154	5	1,935	4	1,694	5
Cabinets & countertops	1,903	4	1,726	4	1,348	4
Outdoor power equipment	1,805	4	1,807	4	1,503	4
Rough plumbing	1,664	4	1,416	3	1,161	3
Rough electrical	1,479	3	1,203	3	977	3
Nursery	1,454	3	1,292	3	1,160	3
Home environment	1,145	2	1,017	2	835	2
Walls / windows	1,101	2	1,054	2	908	2
Home organization	1,001	2	946	2	793	2
Other	231	1	235	1	282	1
Totals	$46,927	100%	$43,243	100%	$36,464	100%

Lowe's Companies, Inc.
Selected Financial Data (Unaudited) - continued

Selected Statement of Earnings Data:
(In millions, except per share data)	2006	2005 *	2004	2003	2002
Net sales	$46,927	$43,243	$36,464	$30,838	$26,112
Gross margin	16,198	14,790	12,240	9,533	7,915
Earnings from continuing operations	3,105	2,765	2,167	1,807	1,473
Earnings from discontinued operations, net of tax	-	-	-	15	12
Net earnings	3,105	2,765	2,167	1,822	1,485
Basic earnings per share - continuing operations	2.02	1.78	1.39	1.15	0.94
Basic earnings per share - discontinued operations	-	-	-	0.01	0.01
Basic earnings per share	2.02	1.78	1.39	1.16	0.95
Diluted earnings per share - continuing operations	1.99	1.73	1.35	1.12	0.92
Diluted earnings per share - discontinued operations	-	-	-	0.01	0.01
Diluted earnings per share	1.99	1.73	1.35	1.13	0.93
Dividends per share	$0.18	$0.11	$0.08	$0.06	$0.04

Selected Balance Sheet Data:
Total assets	$27,767	$24,639	$21,101	$18,667	$15,790
Long-term debt, excluding current maturities	$4,325	$3,499	$3,060	$3,678	$3,736
 Selected Quarterly Data:

 (In millions, except per share data)
First
Second
Third
Fourth

 2006

 Net sales
$
11,921

$
13,389
$
11,211
$
10,406

 Gross margin
4,169
4,478
3,865
3,687

 Net earnings
841

935
716
613

 Basic earnings per share
0.54
0.61
0.47
0.40

 Diluted earnings per share
$
0.53
$
0.60
$
0.46
$
0.40

 (In millions, except per share data)
First
Second
Third
Fourth *

 2005

 Net sales
$
9,913
$
11,929
$
10,592
$
10,808

 Gross margin
3,398
4,027
3,580
3,785

 Net earnings
586
839
646
693

 Basic earnings per share
0.38
0.54
0.41
0.44

 Diluted earnings per share
$
0.37
$
0.52
$
0.40
$
0.43

Note: The selected financial data has been adjusted to present the 2003 disposal of the Contractor Yards as a discontinued operation for all periods.
* The fourth quarter of fiscal 2005 contained an additional week. Therefore, fiscal 2005 contained 53 weeks, while all other years contained 52 weeks.

Lowe's Quarterly Stock Price Range and Cash Dividend Payment

	Fiscal 2006			Fiscal 2005			Fiscal 2004
	High	Low	Dividend	High	Low	Dividend	High	Low	Dividend
1st Quarter	$34.83	$30.58	$0.030	$29.99	$25.36	$0.020	$29.33	$25.85	$0.015
2nd Quarter	32.85	26.90	0.050	33.51	25.94	0.030	28.08	23.84	0.020
3rd Quarter	31.55	26.15	0.050	34.48	28.92	0.030	28.88	22.95	0.020
4th Quarter	$34.65	$28.59	$0.050	$34.85	$29.83	$0.030	$30.27	$27.53	$0.020