Form 10-K, Exhibit 13
period 2008-02-01
LOWES COMPANIES INC
filed 2008-04-01
CIK 60667

Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis summarizes the significant factors affecting our consolidated operating results, financial condition, liquidity and capital resources during the three-year period ended February 1, 2008 (our fiscal years 2007, 2006 and 2005).  Fiscal years 2007 and 2006 contained 52 weeks of operating results, compared to fiscal year 2005 which contained 53 weeks.  Unless otherwise noted, all references herein for the years 2007, 2006 and 2005 represent the fiscal years ended February 1, 2008, February 2, 2007, and February 3, 2006, respectively.  This discussion should be read in conjunction with the consolidated financial statements and notes to the consolidated financial statements included in this annual report.

EXECUTIVE OVERVIEW

External Factors Impacting Our Business

The home improvement market is large and fragmented.  While we are the world’s second-largest home improvement retailer, we have captured a relatively small portion of the overall home improvement market.  Based on the most recent comprehensive data available, which is from 2006, we estimate the size of the U.S. home improvement market to be approximately $755 billion annually, comprised of $585 billion of product demand and $170 billion of installed labor opportunity.  This data captures a wide range of categories relevant to our business, including major appliances and garden supplies.  We believe the current home improvement market provides ample opportunity to support our growth plans.

Net sales totaled $48.3 billion in 2007, an increase of 2.9% versus the prior year.  This increase was driven by our store expansion program.  However, comparable store sales declined 5.1% in 2007.  The effects of a soft housing market, tight mortgage market, continued deflationary pressures from lumber and plywood, and unseasonable weather, including the exceptional drought in certain areas of U.S., pressured our industry and contributed to lower than expected sales.  However, our performance relative to the industry suggests we are providing customer-valued solutions in a challenging sales environment.

Over the past several quarters we have used third-party home price information to define three broad market groupings based on home price dynamics within those markets.  These three categories included 1) markets that are overpriced with a correction expected, 2) markets that are overpriced with no correction expected and 3) markets that are not overpriced.  The markets with the most overvalued home prices have generated the worst relative results.  Markets with less impact on the housing front have generated better relative comparable store sales.  However, as we have monitored these markets, we have seen erosion in comparable store sales performance across all three market categories.

The sales environment remains challenging, and the external pressures facing our industry will continue in 2008.  We will continue to monitor the structural drivers of demand including housing turnover, employment and personal disposable income, as well as consumer sentiment related to home improvement.  We anticipate that at least some of the headwinds will lessen as 2008 unfolds.  The effects of the recent economic stimulus package and the Federal Reserve interest rate cuts could aid in stabilizing many of the factors that pressured sales in 2007.  Additionally, normalized weather following last year’s unusual pattern could lead to better relative results.  Even with these lessening headwinds, 2008 will be another challenging year as many pressures on the home improvement consumer remain.

Managing for the Long-Term

Despite the external pressures currently facing our industry, we continue to manage our business for the long-term.  We will continue to focus on providing customer-valued solutions and capitalizing on opportunities to gain market share and strengthen our business.  However, in the short-term managing expenses and capital spending is crucial.  We have and will continue to look for opportunities to cut costs without sacrificing customer service.

Capturing Market Share

Customer-Focused

In this challenging sales environment, we will continue to pursue our disciplines of providing excellent customer service and gaining profitable market share.  We continue to refine and improve our “Customer-Focused” program which measures each store’s performance relative to five key components of customer satisfaction, including selling skills, delivery, installed sales, checkout and phone answering.  The fact that we are providing great service and value to our customers is evidenced by our continued strong market share gains.

Merchandising and Marketing

We continue to enhance our product offerings to customers but with an awareness that in many markets customers are more focused on maintenance versus enhancement.  They are looking for great value at all price points.  We are also continuing to diligently manage our seasonal inventory to ensure we maximize sales, but minimize markdowns.

A similar awareness of market differences will drive our advertising plan in 2008.  We are focused on highlighting key maintenance projects and inexpensive enhancements in markets suffering the biggest slowdown in housing, while continuing to highlight larger projects in less impacted markets.

Growth Opportunities

We have considerable growth opportunities and see the potential for 2,400 to 2,500 stores in North America.  In 2007, we opened 153 stores (149 new and four relocated) in markets around the country, bringing our total to 1,534 stores in the U.S. and Canada.  We opened our first store in the state of Vermont in January.  We now have stores in all 50 states, and we still see many opportunities to continue to grow market share in the markets we serve.  In addition, we opened our first stores outside the U.S. in December, and, as of the end of 2007, we had six stores operating in the Greater Toronto Area.  We are also preparing for the opening of our first stores in Monterrey, Mexico, in 2009.

Specialty Sales

We recognize the opportunity that our Specialty Sales initiatives represent and the importance of these businesses to our long-term growth.  Our Specialty Sales initiatives include three major categories: Installed Sales, Special Order Sales and Commercial Business Customer sales, internally referred to as the “Big 3.”  In addition, our effort to utilize e-Commerce to drive sales and conveniently provide product information to customers is managed by our Specialty Sales group.  In fiscal 2007, both the Installed Sales and Special Order Sales categories had growth in total sales, but comparable store sales fell below the company average.  These categories continue to be pressured by the weakness in bigger-ticket and more complex projects.  This weakness is more pronounced in the most pressured housing markets.  Contrasting the weakness has been the relative strength in our Commercial Business Customer sales. Comparable store sales and total sales growth for this category outpaced the company average.  Our efforts to build relationships and serve the needs of repair/remodelers, property maintenance professionals, and professional tradespeople continue to drive results.  We feel that our continued focus on the categories of this initiative that have the greatest opportunity will produce growth.

Expense Management

Centralized Management

We have always been a centrally managed company, and we value the discipline and consistency that comes with that structure.  We have built a regional and district support infrastructure to ensure that occurs.  As we have further penetrated U.S. markets, shortening the average distance between our stores, the shortened distance has allowed us to increase the number of stores in each district and region.  We are confident that we will continue to have the oversight we need to ensure consistent application of our policies and procedures under this evolving model, but, by expanding the size of the average district and region in 2008, we estimate we will save approximately $10 million through a combination of cost avoidance and expense reductions.

Store Staffing

As sales have slowed, we have seen de-leverage in selling, general and administrative expense, primarily as a result of store payroll.  On an individual store basis, our staffing model is designed to fluctuate with departmental sales levels, but we have established a minimum level of employee hours for each department.  As sales per store declined in 2007, more stores were meeting our minimum staffing hours threshold, which increased the proportion of fixed to total payroll expense.  Although this creates short-term pressure on earnings, in the long-term it ensures that we maintain the high service levels that customers have come to expect from Lowe’s.  However, we are continually refining our store staffing model and as a result are planning a more conservative build into the spring season this year.  We do not believe this staffing plan will affect service levels should sales outpace our plan, as we are confident that we have the ability to add the hours needed to continue to provide great service if sales ramp up more quickly than we expect.

Capital Management

New Store Expansion

We have looked critically at our capital plan for 2008 and have made the decision to reduce the number of new store openings in 2008 to 120 stores.  Most of the reduction relates to stores that were planned for high-growth markets like California and Florida, where current market conditions suggest sales may fall short of our original forecasts.  We know these markets will recover, and we will be ready to add stores when conditions improve.  Despite the short-term pressures that have led to the decision to delay store openings in certain markets, our long-term view of the industry has not materially changed.  We estimate that our 2008 capital plan was reduced by approximately $255 million, due to the reduction in new store openings planned for 2008.  However, we do not see a significant overall reduction in the 2008 capital plan compared to prior years, due to higher costs of constructing new stores, a shift in capital spending from 2007 to 2008 and investments in 2008 for stores that will open in the first part of 2009.

Investing in Existing Stores

Our commitment to reinvesting in our existing store base remains strong.  We continue to gain unit market share by improving the shopping experience in our stores and by adding innovative products and services that provide value to customers.  Despite the difficult sales environment, routine maintenance will continue at the same pace, and we will continue to ensure that we deliver a bright, clean, easy-to-shop store with appropriate merchandising.  This is part of what differentiates Lowe’s, and that will not change.  However, we are working to ensure that we are putting capital to use in ways that drive the best return both short-term and long-term and will reduce the number of major remerchandising projects in 2008 to approximately 80 from the 116 projects that were completed in 2007.  We expect capital expenditures related to major remerchandising projects in existing stores to be approximately $80 million in 2008 versus $122 million in 2007.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The following discussion and analysis of our financial condition and results of operations is based on the consolidated financial statements and notes to consolidated financial statements presented in this annual report that have been prepared in accordance with accounting principles generally accepted in the United States of America.  The preparation of these financial statements requires us to make estimates that affect the reported amounts of assets, liabilities, sales and expenses, and related disclosures of contingent assets and liabilities.  We base these estimates on historical results and various other assumptions believed to be reasonable, all of which form the basis for making estimates concerning the carrying values of assets and liabilities that are not readily available from other sources.  Actual results may differ from these estimates.

Our significant accounting policies are described in Note 1 to the consolidated financial statements. We believe that the following accounting policies affect the most significant estimates and management judgments used in preparing the consolidated financial statements.

Merchandise Inventory

Description
We record an inventory reserve for the loss associated with selling inventories below cost.  This reserve is based on our current knowledge with respect to inventory levels, sales trends and historical experience.  During 2007, our reserve increased approximately $1 million to $67 million as of February 1, 2008.  We also record an inventory reserve for the estimated shrinkage between physical inventories.  This reserve is based primarily on actual shrinkage results from previous physical inventories.  During 2007, the inventory shrinkage reserve increased $8 million to $137 million as of February 1, 2008.

Judgments and uncertainties involved in the estimate
We do not believe that our merchandise inventories are subject to significant risk of obsolescence in the near term, and we have the ability to adjust purchasing practices based on anticipated sales trends and general economic conditions. However, changes in consumer purchasing patterns or a deterioration in product quality could result in the need for additional reserves.  Likewise, changes in the estimated shrink reserve may be necessary, based on the results of physical inventories.

Effect if actual results differ from assumptions
Although we believe that we have sufficient current and historical knowledge to record reasonable estimates for both of these inventory reserves, it is possible that actual results could differ from recorded reserves.  A 10% change in our obsolete inventory reserve would have affected net earnings by approximately $4 million for 2007.  A 10% change in our estimated shrinkage reserve would have affected net earnings by approximately $9 million for 2007.

Long-Lived Asset Impairment

Description
We review the carrying amounts of long-lived assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

For long-lived assets held for use, a potential impairment has occurred if projected future undiscounted cash flows expected to result from the use and eventual disposition of the assets are less than the carrying value of the assets.  An impairment loss is recognized when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value.  We estimate fair value based on projected future discounted cash flows.

For long-lived assets to be abandoned, we consider the asset to be disposed of when it ceases to be used.  Until it ceases to be used, we continue to classify the assets as held for use and test for potential impairment accordingly.  If we commit to a plan to abandon a long-lived asset before the end of its previously estimated useful life, depreciation estimates are revised.

For long-lived assets held for sale, an impairment charge is recorded if the carrying amount of the asset exceeds its fair value less cost to sell.  Fair value is based on a market appraisal or a valuation technique that considers various factors, including local market conditions.  A long-lived asset is not depreciated while it is classified as held for sale.

We recorded long-lived asset impairment charges of $28 million during 2007.

Judgments and uncertainties involved in the estimate
Our impairment loss calculations require us to apply judgment in estimating expected future cash flows, including estimated sales and earnings growth rates and assumptions about market performance.  We also apply judgment in estimating asset fair values, including the selection of a discount rate that reflects the risk inherent in the company’s current business model.

Effect if actual results differ from assumptions
If actual results are not consistent with the assumptions and judgments used in estimating future cash flows and asset fair values, actual impairment losses could vary positively or negatively from estimated impairment losses.  A 10% decrease in the estimated fair values of long-lived assets evaluated for impairment would have decreased net earnings by approximately $4 million for 2007.  A 10% increase in the estimated fair values of long-lived assets evaluated for impairment would have increased net earnings by approximately $3 million for 2007.

Self-Insurance

Description
We are self-insured for certain losses relating to workers’ compensation, automobile, property, general and product liability, extended warranty and certain medical and dental claims.  Self-insurance claims filed and claims incurred but not reported are accrued based upon our estimates of the discounted ultimate cost for self-insured claims incurred using actuarial assumptions followed in the insurance industry and historical experience.  During 2007, our self-insurance liability increased approximately $21 million to $671 million as of February 1, 2008.

Judgments and uncertainties involved in the estimate
These estimates are subject to changes in the regulatory environment, utilized discount rate, payroll, sales and vehicle units, as well as the frequency, lag and severity of claims.

Effect if actual results differ from assumptions
Although we believe that we have the ability to reasonably estimate losses related to claims, it is possible that actual results could differ from recorded self-insurance liabilities.  A 10% change in our self-insurance liability would have affected net earnings by approximately $42 million for 2007.  A 1% change in our discount rate would have affected net earnings by approximately $10 million for 2007.

Revenue Recognition

Description
See Note 1 to the consolidated financial statements for a complete discussion of our revenue recognition policies.  The following accounting estimates relating to revenue recognition require management to make assumptions and apply judgment regarding the effects of future events that cannot be determined with certainty.

Revenues from stored value cards, which include gift cards and returned merchandise credits, are deferred and recognized when the cards are redeemed.  We recognize income from unredeemed stored value cards at the point at which redemption becomes remote.  Our stored value cards have no expiration date or dormancy fees.  Therefore, to determine when redemption is remote, we analyze an aging of the unredeemed cards based on the date of last stored value card use. The deferred revenue associated with outstanding stored value cards increased $18 million to $385 million as of February 1, 2008.  We recognized $15 million of income from unredeemed stored value cards in 2007.

We sell separately-priced extended warranty contracts under a Lowe’s-branded program for which we are ultimately self-insured.  We recognize revenues from extended warranty sales on a straight-line basis over the respective contract term due to a lack of sufficient historical evidence indicating that costs of performing services under the contracts are incurred on other than a straight-line basis.  Extended warranty contract terms primarily range from one to four years from the date of purchase or the end of the manufacturer’s warranty, as applicable.  We consistently group and evaluate extended warranty contracts based on the characteristics of the underlying products and the coverage provided in order to monitor for expected losses.  A loss would be recognized if the expected costs of performing services under the contracts exceeded the amount of unamortized acquisition costs and related deferred revenue associated with the contracts.  Deferred revenues associated with the extended warranty contracts increased $92 million to $407 million as of February 1, 2008.

We record a reserve for anticipated merchandise returns through a reduction of sales and costs of sales in the period that the related sales are recorded. We use historical return levels to estimate return rates, which are applied to sales during the estimated average return period. During 2007, the merchandise returns reserve decreased $4 million to $51 million as of February 1, 2008.

Judgments and uncertainties involved in the estimate
For stored value cards, there is judgment inherent in our evaluation of when redemption becomes remote and, therefore, when the related income is recognized.

For extended warranties, there is judgment inherent in our evaluation of expected losses as a result of our methodology for grouping and evaluating extended warranty contracts and from the actuarial determination of the estimated cost of the contracts.  There is also judgment inherent in our determination of the recognition pattern of costs of performing services under these contracts.

For the reserve for anticipated merchandise returns, there is judgment inherent in our estimate of historical return levels and in the determination of the average return period.

Effect if actual results differ from assumptions
We do not anticipate that there will be a material change in the future estimates or assumptions we use to recognize income related to unredeemed stored value cards. However, if actual results are not consistent with our estimates or assumptions, we may incur additional income or expense.  A 10% change in the estimate of unredeemed stored value cards for which redemption is considered remote would have affected net earnings by approximately $3 million in 2007.

We currently do not anticipate incurring any losses on our extended warranty contracts.  Although we believe that we have the ability to adequately monitor and estimate expected losses under the extended warranty contracts, it is possible that actual results could differ from our estimates.  In addition, if future evidence indicates that the costs of performing services under these contracts are incurred on other than a straight-line basis, the timing of revenue recognition under these contracts could change.  A 10% change in the amount of revenue recognized in 2007 under these contracts would have affected net earnings by approximately $5 million.

Although we believe we have sufficient current and historical knowledge to record reasonable estimates of sales returns, it is possible that actual returns could differ from recorded amounts.  A 10% change in actual return rates would have affected net earnings for 2007 by approximately $3 million.  A 10% change in the average return period would have affected net earnings for 2007 by approximately $2 million.

Vendor Funds

Description
We receive funds from vendors in the normal course of business, principally as a result of purchase volumes, sales, early payments or promotions of vendors’ products.

Vendor funds are treated as a reduction of inventory cost, unless they represent a reimbursement of specific, incremental and identifiable costs incurred by the customer to sell the vendor’s product. Substantially all of the vendor funds that we receive do not meet the specific, incremental and identifiable criteria. Therefore, we treat the majority of these funds as a reduction in the cost of inventory as the amounts are accrued, and recognize these funds as a reduction of cost of sales when the inventory is sold.

Judgments and uncertainties involved in the estimate
Based on the provisions of the vendor agreements in place, we develop vendor fund accrual rates by estimating the point at which we will have completed our performance under the agreement and the agreed-upon amounts will be earned.  Due to the complexity and diversity of the individual vendor agreements, we perform analyses and review historical trends throughout the year to ensure the amounts earned are appropriately recorded.  As a part of these analyses, we validate our accrual rates based on actual purchase trends and apply those rates to actual purchase volumes to determine the amount of funds accrued and receivable from the vendor.  Amounts accrued throughout the year could be impacted if actual purchase volumes differ from projected annual purchase volumes, especially in the case of programs that provide for increased funding when graduated purchase volumes are met.

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

			Basis Point Increase / (Decrease) in Percentage of Net Sales from Prior Year	Percentage Increase / (Decrease) in Dollar Amounts from Prior Year
	2007	2006	2007 vs. 2006	2007 vs. 2006
Net sales	100.00%	100.00%	N/A	2.9%
Gross margin	34.64	34.52	12	3.3
Expenses:
Selling, general and administrative	21.78	20.75	103	8.0
Store opening costs	0.29	0.31	(2)	(3.9)
Depreciation	2.83	2.48	35	17.5
Interest - net	0.40	0.33	7	26.4
Total expenses	25.30	23.87	143	9.1
Pre-tax earnings	9.34	10.65	(131)	(9.7)
Income tax provision	3.52	4.03	(51)	(10.1)
Net earnings	5.82%	6.62%	(80)	(9.5%)

			Basis Point Increase / (Decrease) in Percentage of Net Sales from Prior Year [1]	Percentage Increase / (Decrease) in Dollar Amounts from Prior Year [1]
	2006	2005	2006 vs. 2005	2006 vs. 2005
Net sales	100.00%	100.00%	N/A	8.5%
Gross margin	34.52	34.20	32	9.5
Expenses:
Selling, general and administrative	20.75	20.84	(9)	8.0
Store opening costs	0.31	0.33	(2)	2.7
Depreciation	2.48	2.27	21	18.6
Interest - net	0.33	0.37	(4)	(2.7)
Total expenses	23.87	23.81	6	8.8
Pre-tax earnings	10.65	10.39	26	11.1
Income tax provision	4.03	4.00	3	9.3
Net earnings	6.62%	6.39%	23	12.3%

Other Metrics	2007	2006	2005
Comparable store sales (decrease)/increase [2]	(5.1%)	0.0%	6.1%
Customer transactions (in millions) [1]	720	680	639
Average ticket [1,3]	$67.05	$68.98	$67.67

At end of year:
Number of stores	1,534	1,385	1,234
Sales floor square feet (in millions)	174	157	140
Average store size selling square feet (in thousands) [4]	113	113	113

Return on average assets [1,5]	9.5%	11.7%	11.9%
Return on average shareholders' equity [1,6]	17.7%	20.8%	21.5%

1 Fiscal years 2007 and 2006 had 52 weeks.  Fiscal year 2005 had 53 weeks.
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
3 We define average ticket as net sales divided by the number of customer transactions.
4 We define average store size selling square feet as sales floor square feet divided by the number of stores open at the end of the period.
5 Return on average assets is defined as net earnings divided by average total assets for the last five quarters.
6 Return on average shareholders’ equity is defined as net earnings divided by average shareholders’ equity for the last five quarters.

Fiscal 2007 Compared to Fiscal 2006

Net sales – Sales increased 2.9% to $48.3 billion in 2007.  The increase in sales was driven primarily by our store expansion program.  We opened 153 stores in 2007, including four relocations, and ended the year with 1,534 stores in the U.S. and Canada.  However, a challenging sales environment led to a decline in comparable store sales of 5.1% in 2007 versus flat comparable store sales in 2006.  Total customer transactions increased 5.9% compared to 2006, while average ticket decreased 2.8% to $67.05, a reflection of fewer project sales.  Comparable store customer transactions declined 1.8% and comparable store average ticket declined 3.3% compared to 2006.

Comparable store sales declined 6.3%, 2.6%, 4.3% and 7.6% in the first, second, third and fourth quarters of 2007, respectively.  Our industry was pressured by the soft housing market, the tight mortgage market, continued deflationary pressures from lumber and plywood, and unseasonable weather, including the exceptional drought in certain areas of the U.S.  From a geographic market perspective, we continued to see dramatic differences in performance.  Our worst performing markets included those areas that had been most impacted by the dynamics of the housing market, including California and Florida.  These areas and the Gulf Cost reduced total company comparable store sales by approximately 250 basis points for the year.  Contrasting with those markets, we saw relatively better comparable store sales performance in our markets in the central U.S. that have had less impact from the housing market. Two of these markets, which include areas of Texas and Oklahoma, delivered positive comparable store sales in 2007 and had a positive impact on total company comparable store sales of approximately 100 basis points for the year.

Reflective of the difficult sales environment, only two of our 19 product categories experienced comparable store sales increases in 2007.  The categories that performed above our average comparable store sales change included rough plumbing, lawn & landscape products, hardware, paint, lighting, nursery, fashion plumbing and appliances.  In addition, outdoor power equipment performed at approximately our average comparable store sales change in 2007.  Despite the difficult sales environment, we were able to gain unit market share of 80 basis points for the total store in calendar year 2007, according to third-party estimates.  Continued strong unit market share gains indicate that we are providing great service and value to customers.

Our Big 3 Specialty Sales initiatives had mixed results in 2007.  Growth in Installed Sales was 2.8% and growth in Special Order Sales was 0.5% in 2007, while comparable store sales declined 5.5% for Installed Sales and 8.1% for Special Order Sales as a result of the weakness in bigger-ticket and more complex projects.  For the year, Installed Sales was approximately 6% of our total sales and Special Order Sales was approximately 8%.  In contrast, total sales growth for Commercial Business Customers outpaced the company average.

Gross margin - For 2007, gross margin of 34.64% represented a 12-basis-point increase over 2006.  This increase as a percentage of sales was primarily driven by leverage of 13 basis points related to positive product mix shifts, 11 basis points related to increased penetration of imported goods and five basis points of improved inventory shrink results.  This leverage was partially offset by de-leverage of 13 basis points in transportation costs primarily attributable to rising fuel costs, and seven basis points as a result of start-up costs for new distribution facilities.

SG&A - The increase in SG&A as a percentage of sales from 2006 to 2007 was primarily driven by de-leverage of 67 basis points in store payroll as a result of the weak sales environment. As sales per store declined, stores were meeting our minimum staffing hours threshold which increased the proportion of fixed to total payroll.  Although this creates short-term pressure on earnings, in the long-term it ensures that we maintain the high service levels that customers have come to expect from Lowe’s. In addition, we saw de-leverage of eight basis points in retirement plan expenses as a result of changes to the 401k plan to replace the performance match program with an increased baseline match.  No performance match was earned in 2006.  We also had de-leverage in fixed expenses such as rent, utilities and property taxes as a result of softer sales.  These items were partially offset by leverage of 23 basis points in advertising expense, primarily attributable to reduced spending on tab production and distribution, and national television advertising.

Store opening costs - Store opening costs, which include payroll and supply costs incurred prior to store opening as well as grand opening advertising costs, totaled $141 million in 2007, compared to $146 million in 2006.  These costs are associated with the opening of 153 stores in 2007 (149 new and four relocated), as compared with the opening of 155 stores in 2006 (151 new and four relocated).  Store opening costs for stores opened during the year in the U.S. averaged approximately $0.8 million and $0.9 million per store in 2007 and 2006, respectively.  Store opening costs for stores opened during the year in Canada averaged approximately $2.4 million per store in 2007 as a result of additional expenses necessary to enter a new market.  Because store opening costs are expensed as incurred, the timing of expense recognition fluctuates based on the timing of store openings.

Depreciation - Depreciation de-leveraged 35 basis points as a percentage of sales in 2007.  This de-leverage was driven by the opening of 153 stores in 2007 and negative comparable store sales.  Property, less accumulated depreciation, increased to $21.4 billion at February 1, 2008, compared to $19.0 billion at February 2, 2007.  At February 1, 2008, we owned 87% of our stores, compared to 86% at February 2, 2007, which includes stores on leased land.

Interest - Net interest expense is comprised of the following:

(In millions)	2007	2006
Interest expense, net of amount capitalized	$230	$200
Amortization of original issue discount and loan costs	9	6
Interest income	(45)	(52)
Net interest expense	$194	$154

Interest expense increased primarily as a result of the September 2007 $1.3 billion debt issuance and the October 2006 $1 billion debt issuance, partially offset by an increase in capitalized interest.

Income tax provision - Our effective income tax rate was 37.7% in 2007 versus 37.9% in 2006.  The decrease in the effective tax rate was due to a continuation of the effect of increased federal tax credits associated with Welfare to Work and Work Opportunity Tax Credit programs as well as increased state tax credits related to our investments in employees and property.

Fiscal 2006 Compared to Fiscal 2005

For the purpose of the following discussion, comparable store sales, comparable store average ticket and comparable store customer transactions are based on comparable 52-week periods.

Net sales – Our continued focus on executing the fundamentals and providing customer-valued solutions together with our store expansion program drove sales of $46.9 billion in 2006.  We opened 155 stores in 2006, including four relocations, and ended the year with 1,385 stores in 49 states.  The additional week in 2005 resulted in approximately $750 million in additional net sales in 2005.  Excluding the additional week, net sales would have increased approximately 10% in 2006.

Comparable store sales were flat in 2006 versus a comparable store sales increase of 6.1% in 2005.  Total customer transactions increased 6.4% compared to 2005, and average ticket increased 1.9% to $68.98.  Average ticket and customer transactions for comparable stores were relatively flat versus the prior year.

Sales in many areas of the country were pressured by the slowdown in the housing market.  Markets in the Northeast, Florida and California were most exposed to the slowdown in housing in 2006 and reduced total company comparable store sales by approximately 150 basis points for the year.  Sales trends in those markets clearly indicated a cautious home improvement consumer.  Also, areas of the Gulf Coast and Florida, which experienced increased demand in 2005 related to rebuilding from the hurricanes, experienced comparable store sales declines of 18.7% in the second half of 2006.

Reflective of the difficult sales environment, 11 of our 20 product categories experienced comparable store sales increases in 2006.  The categories that performed above our average comparable store sales change included rough plumbing, building materials, rough electrical, home environment, paint, fashion plumbing, flooring, nursery, seasonal living, and lawn & landscape products.  In addition, hardware performed at approximately our average comparable store sales change in 2006.  Despite the difficult sales environment, we were able to gain unit market share in all of our 20 product categories versus the prior calendar year, according to third-party estimates.

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

Gross margin - For 2006, gross margin of 34.52% represented a 32-basis-point increase over 2005.  This increase as a percentage of sales was primarily due to leverage of 20 basis points related to positive product mix shifts and a greater proportion of imported goods, which typically have lower acquisition costs.  For 2006, we imported approximately 11% of our goods, compared to approximately 9.5% in the prior year.  These items were slightly offset by de-leverage of nine basis points in inventory shrink as a percentage of sales.

SG&A - The decrease in SG&A as a percentage of sales from 2005 to 2006 was primarily due to lower expenses related to bonus and retirement plans.  Our performance-based bonus and retirement expenses fluctuate with our sales and earnings performance relative to plan, and decreased approximately $200 million, or 50 basis points, in 2006.  In addition, insurance expense leveraged 12 basis points in 2006, a result of our ongoing safety initiatives and the benefits of regulatory changes in certain states, which contributed to actuarial projections of lower costs to settle claims.  These items were partially offset by de-leverage in store payroll.  As sales slowed throughout the year, our stores adjusted their hours accordingly.  However, because of our base staffing requirements and customer service standards, we chose not to reduce payroll at the same rate as sales.

Store opening costs - Store opening costs, which include payroll and supply costs incurred prior to store opening as well as grand opening advertising costs, totaled $146 million in 2006, compared to $142 million in 2005.  These costs are associated with the opening of 155 stores in 2006 (151 new and four relocated), as compared with the opening of 150 stores in 2005 (147 new and three relocated).  Store opening costs for stores opened during the year averaged approximately $0.9 million per store in 2006 and 2005.  Because store opening costs are expensed as incurred, the timing of expense recognition fluctuates based on the timing of store openings.

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

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

The following table summarizes the components of the consolidated statements of cash flows. This table should be read in conjunction with the following discussion and analysis and the consolidated financial statements, including the related notes to the consolidated financial statements:

(In millions)	2007	2006	2005
Net cash provided by operating activities	$4,347	$4,502	$3,842
Net cash used in investing activities	(4,123)	(3,715)	(3,674)
Net cash used in financing activities	(307)	(846)	(275)
Net decrease in cash and cash equivalents	(83)	(59)	(107)
Cash and cash equivalents, beginning of year	364	423	530
Cash and cash equivalents, end of year	$281	$364	$423

Cash flows from operating activities provide a significant source of our liquidity.  The change in cash flows from operating activities in 2007 compared to 2006 resulted primarily from decreased net earnings and an increase in inventory as a result of our store expansion program, partially offset by an increase in deferred revenue associated with our extended warranty program.  The change in cash flows from operating activities in 2006 compared to 2005 resulted primarily from increased net earnings and increased days payable outstanding, partially offset by the timing of tax payments and a decline in deferred revenue associated with Specialty Sales.

The primary component of net cash used in investing activities continues to be opening new stores, investing in existing stores through resets and remerchandising, and investing in our distribution center and information technology infrastructure.  Cash acquisitions of fixed assets were $4.0 billion for 2007, $3.9 billion in 2006 and $3.4 billion in 2005.  The February 1, 2008, retail selling space of 174 million square feet represented an 11% increase over February 2, 2007.  The February 2, 2007, retail selling space of 157 million square feet represented a 12% increase over February 3, 2006.

The change in cash flows from financing activities in 2007 compared to 2006 resulted primarily from increased short-term and long-term borrowings.  This was offset by greater repurchases of common stock under our share repurchase program in 2007 compared to 2006 and an increase in dividends paid from $0.18 per share in 2006 to $0.29 per share in 2007.  The change in cash flows from financing activities in 2006 compared to 2005 resulted primarily from greater repurchases of common stock.  The ratio of debt to equity plus debt was 29.3% and 22.0% as of the years ended 2007 and 2006, respectively.

Sources of Liquidity

In addition to our cash flows from operations, additional liquidity is provided by our short-term borrowing facilities.  In June 2007, we entered into an Amended and Restated Credit Agreement (Amended Facility) to modify the senior credit facility by extending the maturity date to June 2012 and providing for borrowings of up to $1.75 billion versus $1.0 billion under the previous facility.  The Amended Facility supports our commercial paper and revolving credit programs.  Borrowings made are unsecured and are priced at a fixed rate based upon market conditions at the time of funding in accordance with the terms of the Amended Facility. The Amended Facility contains certain restrictive covenants, which include maintenance of a debt leverage ratio as defined by the Amended Facility.  We were in compliance with those covenants at February 1, 2008.  Seventeen banking institutions are participating in the Amended Facility.  As of February 1, 2008, there was $1.0 billion outstanding under the commercial paper program that was issued in the fourth quarter.  The weighted-average interest rate on the outstanding commercial paper was 3.92%.

In October 2007, we established a Canadian dollar (C$) denominated credit facility in the amount of C$50 million, which provides revolving credit support for our Canadian operations.  This uncommitted facility provides us the ability to make unsecured borrowings that are priced at a fixed rate based upon market conditions at the time of funding in accordance with the terms of the credit facility.  As of February 1, 2008, there were no borrowings outstanding under the credit facility.

In January 2008, we entered into a C$ denominated credit agreement in the amount of C$200 million for the purpose of funding the build-out of retail stores in Canada and for working capital and other general corporate purposes.  Borrowings made are unsecured and are priced at a fixed rate based upon market conditions at the time of funding in accordance with the terms of the credit agreement.  The credit agreement contains certain restrictive covenants, which include maintenance of a debt leverage ratio as defined by the credit agreement.  We were in compliance with those covenants at February 1, 2008.  Three banking institutions are participating in the credit agreement.  As of February 1, 2008, there was C$60 million or the equivalent of $60 million outstanding under the credit facility.  The interest rate on the short-term borrowing was 5.75%.

Five banks have extended lines of credit aggregating $789 million for the purpose of issuing documentary letters of credit and standby letters of credit. These lines do not have termination dates and are reviewed periodically. Commitment fees ranging from .225% to .50% per annum are paid on the standby letters of credit amounts outstanding. Outstanding letters of credit totaled $299 million as of February 1, 2008, and $346 million as of February 2, 2007.

Cash Requirements

Capital Expenditures

Our 2008 capital budget is approximately $4.2 billion, inclusive of approximately $350 million of lease commitments, resulting in a net cash outflow of $3.8 billion in 2008.  Approximately 81% of this planned commitment is for store expansion.  Expansion plans for 2008 consist of approximately 120 new stores.  This planned expansion is expected to increase sales floor square footage by approximately 8%.  All of the 2008 projects will be owned, which includes approximately 29% that will be ground-leased properties.

On February 1, 2008, we owned and operated 13 regional distribution centers (RDCs).  We opened new RDCs in Rockford, Illinois and Lebanon, Oregon in 2007.  We will open our next RDC in Pittston, Pennsylvania in the second half of 2008.  On February 1, 2008, we also operated 14 flatbed distribution centers (FDCs) for the handling of lumber, building materials and other long-length items.  We opened a new FDC in Port of Stockton, California in 2007.  We owned 12 and leased two of these FDCs.  We expect to open an additional FDC in Purvis, Mississippi in 2008.

Debt and Capital

In September 2007, we issued $1.3 billion of unsecured senior notes, comprised of three tranches: $550 million of 5.60% senior notes maturing in September 2012, $250 million of 6.10% senior notes maturing in September 2017 and $500 million of 6.65% senior notes maturing in September 2037.  Interest on the senior notes is payable semiannually in arrears in March and September of each year until maturity, beginning in March 2008.

From their issuance through the end of 2007, principal amounts of $985 million, or approximately 98%, of our February 2001 convertible notes had converted from debt to equity.  In 2007, $18 million in principal amounts converted.

Holders of the senior convertible notes, issued in October 2001, may convert their notes into 34.424 shares of the company’s common stock only if: the closing share price of the company’s common stock reaches specified thresholds, or the credit rating of the notes is below a specified level, or the notes are called for redemption, or specified corporate transactions representing a change in control have occurred.  There is no indication that we will not be able to maintain the minimum investment grade rating.  From their issuance through the end of 2007, an insignificant amount of the senior convertible notes had converted from debt to equity.  During the fourth quarter of 2006 and the first and second quarters of 2007, our closing share prices reached the specified threshold such that the senior convertible notes became convertible at the option of each holder into shares of common stock in the first, second and third quarters of 2007.  The senior convertible notes did not become convertible in the fourth quarter of 2007 and will not become convertible in the first quarter of 2008, because our closing share prices did not reach the specified threshold. Cash interest payments on the senior convertible notes ceased in October 2006.  We may redeem for cash all or a portion of the notes at any time, at a price equal to the sum of the issue price plus accrued original issue discount on the redemption date.

Our debt ratings at February 1, 2008, were as follows:

Current Debt Ratings	S&P	Moody’s	Fitch
Commercial Paper	A1	P1	F1+
Senior Debt	A+	A1	A+
Outlook	Stable	Stable	Stable

On March 13, 2008, Fitch downgraded our commercial paper rating to F1 from F1+ and affirmed our senior debt rating at A+, changing our outlook to negative from stable.

We believe that net cash provided by operating activities and financing activities will be adequate for our expansion plans and other operating requirements over the next 12 months.  However, the availability of funds through the issuance of commercial paper and new debt could be adversely affected due to a debt rating downgrade or a deterioration of certain financial ratios.  In addition, continuing volatility in the capital markets may affect our ability to access those markets for additional borrowings or increase costs associated with raising funds. There are no provisions in any agreements that would require early cash settlement of existing debt or leases as a result of a downgrade in our debt rating or a decrease in our stock price.

We are committed to maintaining strong commercial paper ratings through the management of debt-related ratios.

Dividends and Share Repurchases

Our quarterly cash dividend was increased in 2007 to $.08 per share, a 60% increase over the prior year.

As of February 2, 2007, the total remaining authorization under the share repurchase program was $1.5 billion.  On May 25, 2007 the Board of Directors authorized up to an additional $3.0 billion in share repurchases through 2009. This program is implemented through purchases made from time to time either in the open market or through private transactions.  Shares purchased under the share repurchase program are retired and returned to authorized and unissued status.  During 2007, we repurchased 76.4 million shares at a total cost of $2.3 billion.  As of February 1, 2008, the total remaining authorization under the share repurchase program was $2.2 billion.  Our current outlook for 2008 does not assume any share repurchases.

OFF-BALANCE SHEET ARRANGEMENTS

Other than in connection with executing operating leases, we do not have any off-balance sheet financing that has, or is reasonably likely to have, a material, current or future effect on our financial condition, cash flows, results of operations, liquidity, capital expenditures or capital resources.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table summarizes our significant contractual obligations and commercial commitments:

	Payments Due by Period
Contractual Obligations		Less than	1-3	4-5	After 5
(In millions)	Total	1 year	years	years	years
Long-term debt (principal and interest amounts, excluding discount)	$10,170	$305	$1,078	$1,058	$7,729
Capital lease obligations [1]	586	62	122	121	281
Operating leases [1]	5,925	363	718	713	4,131
Purchase obligations [2]	1,846	1,016	813	6	11
Total contractual obligations	$18,527	$1,746	$2,731	$1,898	$12,152

	Amount of Commitment Expiration by Period
Commercial Commitments		Less than	1-3	4-5	After 5
(In millions)	Total	1 year	years	years	years
Letters of credit [3]	$299	$292	$7	$-	$-

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

We adopted FIN 48, “Accounting for Uncertainty in Income Taxes,” effective February 3, 2007.  At February 1, 2008, approximately $9 million of the reserve for uncertain tax positions (including penalties and interest) was classified as a current liability.  At this time, we are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months, due to uncertainties in the timing of the effective settlement of tax positions.

COMPANY OUTLOOK

As of February 25, 2008, the date of our fourth quarter 2007 earnings release, we expected to open approximately 120 stores during 2008, resulting in total square footage growth of approximately 8%.  We expected total sales to increase approximately 3% and comparable store sales to decline 5% to 6%.  EBIT margin, defined as earnings before interest and taxes, was expected to decline approximately 180 basis points. In addition, store opening costs were expected to be approximately $109 million. Diluted earnings per share of $1.50 to $1.58 were expected for the fiscal year ending January 30, 2009.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our primary market risk exposure is the potential loss arising from the impact of changing interest rates on long-term debt.  Our policy is to monitor the interest rate risks associated with this debt, and we believe any significant risks could be offset by accessing variable-rate instruments available through our lines of credit.  The following tables summarize our market risks associated with long-term debt, excluding capital leases and other.  The tables present principal cash outflows and related interest rates by year of maturity, excluding unamortized original issue discounts as of February 1, 2008, and February 2, 2007.  Variable interest rates are based on the weighted-average rates of the portfolio at the end of the year presented.  The fair values included below were determined using quoted market rates or interest rates that are currently available to us on debt with similar terms and remaining maturities.

Long-Term Debt Maturities by Fiscal Year
February 1, 2008

		Average
	Fixed	Interest
(Dollars in millions)	Rate	Rate
2008	$10	7.14%
2009	10	5.36
2010	501	8.25
2011	1	7.61
2012	552	5.61
Thereafter	4,296	5.28%
Total	$5,370
Fair value	$5,406

Long-Term Debt Maturities by Fiscal Year
February 2, 2007

		Average		Average
	Fixed	Interest	Variable	Interest
(Dollars in millions)	Rate	Rate	Rate	Rate
2007	$59	7.24%	$2	6.57%
2008	7	7.84	-	-
2009	1	5.96	-	-
2010	501	8.25	-	-
2011	1	7.50	-	-
Thereafter	3,570	5.02%	-	-
Total	$4,139		$2
Fair value	$4,299		$2

Commodity Price Risk

We purchase certain commodity products that are subject to price volatility caused by factors beyond our control.  Our most significant commodity products are lumber and building materials.  Selling prices of these commodity products are influenced, in part, by the market price we pay, which is determined by industry supply and demand.  During 2007 and 2006, lumber price and building materials price inflation did not have a material effect on our results of operations.

Additionally, our transportation costs are affected by the price volatility of fuel.  While we have experienced price movement in 2006 and 2007, it did not have a material effect on our results of operations.

Foreign Currency Exchange Rate Risk

Although we have international operating entities, our exposure to foreign currency exchange rate fluctuations is not significant to our financial condition and results of operations.

Credit Risk

Sales generated through our proprietary credit cards are not reflected in our receivables.  General Electric Company and its subsidiaries (GE) own the total portfolio and perform all program-related services.  The agreements provide that we receive funds from or make payments to GE based upon the expected future profits or losses from our proprietary credit cards after taking into account the cost of capital, certain costs of the proprietary credit card program and, subject to contractual limits, the program’s actual loss experience.  Actual losses and operating costs in excess of contractual limits are absorbed by GE.  During 2007 and 2006, costs associated with our proprietary credit card program did not have a material effect on our results of operations.

Disclosure Regarding Forward-Looking Statements

We speak throughout this Annual Report about our future, particularly in the “Letter to Shareholders” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” While we believe our estimates and expectations are reasonable, they are not guarantees of future performance.  Our actual results could differ substantially from our expectations because, for example:

• Our sales are dependent upon the health and stability of the general economy. We monitor key economic indicators including real disposable personal income, employment, housing turnover and homeownership levels. In addition, changes in the level of repairs, remodeling and additions to existing homes, changes in commercial building activity, and the availability and cost of mortgage financing can impact our business.

• Major weather-related events and unseasonable weather may impact sales of seasonal merchandise.  Prolonged and widespread drought conditions could hurt our sales of lawn and garden and related products.

• Our expansion strategy may be impacted by environmental regulations, local zoning issues, availability and development of land, and more stringent land use regulations. Furthermore, our ability to secure a highly qualified workforce is an important element to the success of our expansion strategy.

• Our business is highly competitive, and, as we build an increasing percentage of our new stores in larger markets and utilize new sales channels such as the internet, we may face new and additional forms of competition.

• The ability to continue our everyday low pricing strategy and provide the products that customers want depends on our vendors providing a reliable supply of products at competitive prices and our ability to effectively manage our inventory. As an increasing number of the products we sell are imported, any restrictions or limitations on importation of such products, political or financial instability in some of the countries from which we import them, or a failure to comply with laws and regulations of those countries from which we import them could interrupt our supply of imported inventory.

• Our goal of increasing our market share and our commitment to keeping our prices low requires us to make substantial investments in new technology and processes whose benefits could take longer than expected to be realized and which could be difficult to implement and integrate.

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

Our management, with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our Internal Control as of February 1, 2008. In evaluating our Internal Control, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on our management’s assessment, we have concluded that, as of February 1, 2008, our Internal Control is effective.

Deloitte & Touche LLP, the independent registered public accounting firm that audited the financial statements contained in this report, was engaged to audit our Internal Control. Their report appears on page 27.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Lowe’s Companies, Inc.
Mooresville, North Carolina

We have audited the accompanying consolidated balance sheets of Lowe’s Companies, Inc. and subsidiaries (the "Company") as of February 1, 2008 and February 2, 2007, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three fiscal years in the period ended February 1, 2008.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at February 1, 2008 and February 2, 2007, and the results of its operations and its cash flows for each of the three fiscal years in the period ended February 1, 2008, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of February 1, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 1, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Charlotte, North Carolina
April 1, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Lowe’s Companies, Inc.
Mooresville, North Carolina

We have audited the internal control over financial reporting of Lowe’s Companies, Inc. and subsidiaries (the "Company") as of February 1, 2008 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on

Internal Control Over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 1, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the fiscal year ended February 1, 2008 of the Company and our report dated April 1, 2008 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche LLP

Charlotte, North Carolina
April 1, 2008

Lowe's Companies, Inc.
Consolidated Statements of Earnings

(In millions, except per share and percentage data)	February 1,	%	February 2,	%	February 3,	%
Fiscal years ended on	2008	Sales	2007	Sales	2006	Sales

Net sales (Note 1)	$48,283	100.00%	$46,927	100.00%	$43,243	100.00%

Cost of sales (Notes 1 and 14)	31,556	65.36	30,729	65.48	28,453	65.80

Gross margin	16,727	34.64	16,198	34.52	14,790	34.20

Expenses:

Selling, general and administrative (Notes 1, 8, 9 and 12)	10,515	21.78	9,738	20.75	9,014	20.84

Store opening costs (Note 1)	141	0.29	146	0.31	142	0.33

Depreciation (Notes 1 and 3)	1,366	2.83	1,162	2.48	980	2.27

Interest - net (Note 15)	194	0.40	154	0.33	158	0.37

Total expenses	12,216	25.30	11,200	23.87	10,294	23.81

Pre-tax earnings	4,511	9.34	4,998	10.65	4,496	10.39

Income tax provision (Notes 1 and 10)	1,702	3.52	1,893	4.03	1,731	4.00

Net earnings	$2,809	5.82%	$3,105	6.62%	$2,765	6.39%

Basic earnings per share (Note 11)	$1.90		$2.02		$1.78

Diluted earnings per share (Note 11)	$1.86		$1.99		$1.73

Cash dividends per share	$0.29		$0.18		$0.11

See accompanying notes to the consolidated financial statements.

Lowe's Companies, Inc.
Consolidated Balance Sheets

		February 1,	%	February 2,	%
(In millions, except par value and percentage data)		2008	Total	2007	Total

Assets
Current assets:
Cash and cash equivalents (Note 1)		$281	0.9%	$364	1.3%
Short-term investments (Notes 1 and 2)		249	0.8	432	1.6
Merchandise inventory - net (Note 1)		7,611	24.6	7,144	25.7
Deferred income taxes - net (Notes 1 and 10)		247	0.8	161	0.6
Other current assets (Note 1)		298	1.0	213	0.8
Total current assets		8,686	28.1	8,314	30.0
Property, less accumulated depreciation (Notes 1 and 3)		21,361	69.2	18,971	68.3
Long-term investments (Notes 1 and 2)		509	1.7	165	0.6
Other assets (Note 1)		313	1.0	317	1.1
Total assets		$30,869	100.0%	$27,767	100.0%

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings (Note 4)		$1,064	3.5%	$23	0.1%
Current maturities of long-term debt (Note 5)		40	0.1	88	0.3
Accounts payable (Note 1)		3,713	12.0	3,524	12.7
Accrued salaries and wages		424	1.4	425	1.5
Self-insurance liabilities (Note 1)		671	2.2	650	2.4
Deferred revenue (Note 1)		717	2.3	731	2.6
Other current liabilities (Note 1)		1,122	3.6	1,098	3.9
Total current liabilities		7,751	25.1	6,539	23.5
Long-term debt, excluding current maturities (Notes 5, 6 and 12)		5,576	18.1	4,325	15.6
Deferred income taxes - net (Notes 1 and 10)		670	2.2	735	2.7
Other liabilities (Note 1)		774	2.5	443	1.6
Total liabilities		14,771	47.9	12,042	43.4

Commitments and contingencies (Note 13)

Shareholders' equity (Note 7):
Preferred stock - $5 par value, none issued		-	-	-	-
Common stock - $.50 par value;
Shares issued and outstanding
February 1, 2008	1,458
February 2, 2007	1,525	729	2.3	762	2.7
Capital in excess of par value		16	0.1	102	0.4
Retained earnings		15,345	49.7	14,860	53.5
Accumulated other comprehensive income (Note 1)		8	-	1	-
Total shareholders' equity		16,098	52.1	15,725	56.6
Total liabilities and shareholders' equity		$30,869	100.0%	$27,767	100.0%

See accompanying notes to the consolidated financial statements.

Lowe's Companies, Inc.
Consolidated Statements of Shareholders' Equity

					Accumulated
			Capital in		Other	Total
	Common Stock		Excess of	Retained	Comprehensive	Shareholders'
(In millions)	Shares	Amount	Par Value	Earnings	Income	Equity
Balance January 28, 2005	1,548	$774	$1,127	$9,597	$-	$11,498
Comprehensive income (Note 1):
Net earnings				2,765
Foreign currency translation					1
Total comprehensive income						2,766
Tax effect of non-qualified stock options exercised			59			59
Cash dividends				(171)		(171)
Share-based payment expense (Note 8)			76			76
Repurchase of common stock (Note 7)	(25)	(12)	(762)			(774)
Conversion of debt to common stock (Note 5)	28	14	551			565
Employee stock options exercised and other (Note 8)	15	7	205			212
Employee stock purchase plan (Note 8)	2	1	64			65
Balance February 3, 2006	1,568	$784	$1,320	$12,191	$1	$14,296
Comprehensive income (Note 1):
Net earnings				3,105
Foreign currency translation					(2)
Net unrealized investment gains (Note 2)					2
Total comprehensive income						3,105
Tax effect of non-qualified stock options exercised			21			21
Cash dividends				(276)		(276)
Share-based payment expense (Note 8)			59			59
Repurchase of common stock (Note 7)	(57)	(28)	(1,549)	(160)		(1,737)
Conversion of debt to common stock (Note 5)	4	2	80			82
Employee stock options exercised and other (Note 8)	7	3	96			99
Employee stock purchase plan (Note 8)	3	1	75			76
Balance February 2, 2007	1,525	$762	$102	$14,860	$1	$15,725
Cumulative effect adjustment (Note 10):				(8)		(8)
Comprehensive income (Note 1):
Net earnings				2,809
Foreign currency translation					7
Total comprehensive income						2,816
Tax effect of non-qualified stock options exercised			12			12
Cash dividends				(428)		(428)
Share-based payment expense (Note 8)			99			99
Repurchase of common stock (Note 7)	(76)	(38)	(349)	(1,888)		(2,275)
Conversion of debt to common stock (Note 5)	1	-	13			13
Employee stock options exercised and other (Note 8)	5	3	61			64
Employee stock purchase plan (Note 8)	3	2	78			80
Balance February 1, 2008	1,458	$729	$16	$15,345	$8	$16,098

See accompanying notes to the consolidated financial statements.

Lowe's Companies, Inc.
Consolidated Statements of Cash Flows

(In millions)	February 1,	February 2,	February 3,
Fiscal years ended on	2008	2007	2006

Cash flows from operating activities:
Net earnings	$2,809	$3,105	$2,765
Adjustments to reconcile earnings to net cash provided by operating activities:
Depreciation and amortization	1,464	1,237	1,051
Deferred income taxes	2	(6)	(37)
Loss on disposition/writedown of fixed and other assets	51	23	31
Share-based payment expense	99	62	76
Changes in operating assets and liabilities:
Merchandise inventory - net	(464)	(509)	(785)
Other operating assets	(64)	(135)	(38)
Accounts payable	185	692	137
Other operating liabilities	265	33	642
Net cash provided by operating activities	4,347	4,502	3,842

Cash flows from investing activities:
Purchases of short-term investments	(920)	(284)	(1,829)
Proceeds from sale/maturity of short-term investments	1,183	572	1,802
Purchases of long-term investments	(1,588)	(558)	(354)
Proceeds from sale/maturity of long-term investments	1,162	415	55
Increase in other long-term assets	(7)	(16)	(30)
Fixed assets acquired	(4,010)	(3,916)	(3,379)
Proceeds from the sale of fixed and other long-term assets	57	72	61
Net cash used in investing activities	(4,123)	(3,715)	(3,674)

Cash flows from financing activities:
Net increase in short-term borrowings	1,041	23	-
Proceeds from issuance of long-term debt	1,296	989	1,013
Repayment of long-term debt	(96)	(33)	(633)
Proceeds from issuance of common stock under employee stock purchase plan	80	76	65
Proceeds from issuance of common stock from stock options exercised	69	100	225
Cash dividend payments	(428)	(276)	(171)
Repurchase of common stock	(2,275)	(1,737)	(774)
Excess tax benefits of share-based payments	6	12	-
Net cash used in financing activities	(307)	(846)	(275)

Net decrease in cash and cash equivalents	(83)	(59)	(107)
Cash and cash equivalents, beginning of year	364	423	530
Cash and cash equivalents, end of year	$281	$364	$423

See accompanying notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED FEBRUARY 1, 2008, FEBRUARY 2, 2007 AND FEBRUARY 3, 2006

NOTE 1 - Summary of Significant Accounting Policies:

Lowe’s Companies, Inc. and subsidiaries (the Company) is the world's second-largest home improvement retailer and operated 1,534 stores in the United States and Canada at February 1, 2008.  Below are those accounting policies considered by the Company to be significant.

Fiscal Year - The Company’s fiscal year ends on the Friday nearest the end of January.  The fiscal years ended February 1, 2008 and February 2, 2007 contained 52 weeks.  The fiscal year ended February 3, 2006 contained 53 weeks.  All references herein for the years 2007, 2006 and 2005 represent the fiscal years ended February 1, 2008, February 2, 2007 and February 3, 2006, respectively.

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

Cash and Cash Equivalents - Cash and cash equivalents include cash on hand, demand deposits and short-term investments with original maturities of three months or less when purchased.  The majority of payments due from financial institutions for the settlement of credit card and debit card transactions process within two business days and are, therefore, classified as cash and cash equivalents.

Investments - The Company has a cash management program which provides for the investment of cash balances not expected to be used in current operations in financial instruments that have maturities of up to 10 years. Variable-rate demand notes, which have stated maturity dates in excess of 10 years, meet this maturity requirement of the cash management program because the maturity date of these investments is determined based on the interest rate reset date or par value put date for the purpose of applying this criteria.

Investments, exclusive of cash equivalents, with a stated maturity date of one year or less from the balance sheet date or that are expected to be used in current operations, are classified as short-term investments. All other investments are classified as long-term. As of February 1, 2008, investments consisted primarily of money market funds, certificates of deposit, municipal obligations and mutual funds.  Restricted balances pledged as collateral for letters of credit for the Company’s extended warranty program and for a portion of the Company’s casualty insurance and installed sales program liabilities are also classified as investments.

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

Credit Programs - The majority of the Company’s accounts receivable arises from sales of goods and services to Commercial Business Customers. In May 2004, the Company entered into an agreement with General Electric Company and its subsidiaries (GE) to sell its then-existing portfolio of commercial business accounts receivable to GE.  During the term of the agreement, which ends on December 31, 2016, unless terminated sooner by the parties, GE also purchases at face value new commercial business accounts receivable originated by the Company and services these accounts.  The Company accounts for these transfers as sales of accounts receivable.  When the Company sells its commercial business accounts receivable, it retains certain interests in those receivables, including the funding of a loss reserve and its obligation related to GE’s ongoing servicing of the receivables sold.  Any gain or loss on the sale is determined based on the previous carrying amounts of the transferred assets allocated at fair value between the receivables sold and the interests retained. Fair value is based on the present value of expected future cash flows, taking into account the key assumptions of anticipated credit losses, payment rates, late fee rates, GE’s servicing costs and the discount rate commensurate with the uncertainty involved.  Due to the short-term nature of the receivables sold, changes to the key assumptions would not materially impact the recorded gain or loss on the sales of receivables or the fair value of the retained interests in the receivables.

Total commercial business accounts receivable sold to GE were $1.8 billion in both 2007 and 2006, and $1.7 billion in 2005.  During 2007, 2006 and 2005, the Company recognized losses of $34 million, $35 million and $41 million, respectively, on these sales as selling, general and administrative (SG&A) expense, which primarily relates to the fair value of the obligations incurred related to servicing costs that are remitted to GE monthly.  At February 1, 2008 and February 2, 2007, the fair value of the retained interests was insignificant and was determined based on the present value of expected future cash flows.

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

The total portfolio of receivables held by GE, including both receivables originated by GE from the Company’s private label credit cards and commercial business accounts receivable originated by the Company and sold to GE, approximated $6.6 billion at February 1, 2008, and $6.0 billion at February 2, 2007.

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

Long-Lived Asset Impairment/Exit Activities - The carrying amounts of long-lived assets are reviewed whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

For long-lived assets held for use, a potential impairment has occurred if projected future undiscounted cash flows expected to result from the use and eventual disposition of the assets are less than the carrying value of the assets.  An impairment loss is recognized when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value.  The Company estimates fair value based on projected future discounted cash flows.

For long-lived assets to be abandoned, the Company considers the asset to be disposed of when it ceases to be used.  Until it ceases to be used, the Company continues to classify the assets as held for use and tests for potential impairment accordingly.  If the Company commits to a plan to abandon a long-lived asset before the end of its previously estimated useful life, depreciation estimates are revised.

For long-lived assets held for sale, an impairment charge is recorded if the carrying amount of the asset exceeds its fair value less cost to sell.  Fair value is based on a market appraisal or a valuation technique that considers various factors, including local market conditions.  A long-lived asset is not depreciated while it is classified as held for sale.

The net carrying value for relocated stores, closed stores and other excess properties that are expected to be sold within the next 12 months are classified as held for sale and included in other current assets in the consolidated balance sheets.  Assets held for sale totaled $28 million at February 1, 2008.  Assets held for sale at February 2, 2007 were not significant.  The net carrying value for relocated stores, closed stores and other excess properties that do not meet the held for sale criteria are included in other assets (non-current) in the consolidated balance sheets and totaled $91 million and $113 million at February 1, 2008 and February 2, 2007, respectively.

When operating leased locations are closed, a liability is recognized for the fair value of future contractual obligations, including property taxes, utilities and common area maintenance, net of estimated sublease income.  The liability, which is included in other current liabilities in the consolidated balance sheets, was $11 million and $19 million at February 1, 2008 and February 2, 2007, respectively.

The charge for impairment is included in SG&A expense and totaled $28 million, $5 million and $16 million in 2007, 2006 and 2005, respectively.

Leases - For lease agreements that provide for escalating rent payments or free-rent occupancy periods, the Company recognizes rent expense on a straight-line basis over the non-cancelable lease term and option renewal periods where failure to exercise such options would result in an economic penalty in such amount that renewal appears, at the inception of the lease, to be reasonably assured.  The lease term commences on the date that that Company takes possession of or controls the physical use of the property.  Deferred rent is included in other long-term liabilities in the consolidated balance sheets.

Assets under capital lease are amortized in accordance with the Company's normal depreciation policy for owned assets or, if shorter, over the non-cancelable lease term and any option renewal period where failure to exercise such option would result in an economic penalty in such amount that renewal appears, at the inception of the lease, to be reasonably assured.  The amortization of the assets is included in depreciation expense in the consolidated financial statements.  During the term of a lease, if a substantial additional investment is made in a leased location, the Company reevaluates its definition of lease term.

Accounts Payable - In June 2007, the Company entered into a customer-managed services agreement with a third party to provide an accounts payable tracking system which facilitates participating suppliers’ ability to finance payment obligations from the Company with designated third-party financial institutions.  Participating suppliers may, at their sole discretion, make offers to finance one or more payment obligations of the Company prior to their scheduled due dates at a discounted price to participating financial institutions.  The Company’s goal in entering into this arrangement is to capture overall supply chain savings, in the form of pricing, payment terms or vendor funding, created by facilitating suppliers’ ability to finance payment obligations at more favorable discount rates, while providing them with greater working capital flexibility.

The Company’s obligations to its suppliers, including amounts due and scheduled payment dates, are not impacted by suppliers’ decisions to finance amounts under this arrangement.  However, the Company’s right to offset balances due from suppliers against payment obligations is restricted by this arrangement for those payment obligations that have been financed by suppliers.  As of February 1, 2008, the Company had placed $77 million of payment obligations on the accounts payable tracking system, and participating suppliers had financed $48 million of those payment obligations to participating financial institutions.

Self-Insurance - The Company is self-insured for certain losses relating to workers’ compensation, automobile, property, and general and product liability claims.  The Company has stop-loss coverage to limit the exposure arising from these claims.  The Company is also self-insured for certain losses relating to extended warranty and medical and dental claims.  Self-insurance claims filed and claims incurred but not reported are accrued based upon management’s estimates of the discounted ultimate cost for uninsured claims incurred using actuarial assumptions followed in the insurance industry and historical experience.  Although management believes it has the ability to reasonably estimate losses related to claims, it is possible that actual results could differ from recorded self-insurance liabilities.

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

The Company establishes a reserve for tax positions for which there is uncertainty as to whether or not the position will be ultimately sustained.  The Company includes interest related to tax issues as part of net interest in the consolidated financial statements.  The Company records any applicable penalties related to tax issues within the income tax provision.

Revenue Recognition - The Company recognizes revenues, net of sales tax, when sales transactions occur and customers take possession of the merchandise. A provision for anticipated merchandise returns is provided through a reduction of sales and cost of sales in the period that the related sales are recorded.  Revenues from product installation services are recognized when the installation is completed.  Deferred revenues associated with amounts received for which customers have not yet taken possession of merchandise or for which installation has not yet been completed were $332 million and $364 million at February 1, 2008, and February 2, 2007, respectively.

Revenues from stored value cards, which include gift cards and returned merchandise credits, are deferred and recognized when the cards are redeemed.  The liability associated with outstanding stored value cards was $385 million and $367 million at February 1, 2008, and February 2, 2007, respectively, and these amounts are included in deferred revenue in the accompanying consolidated balance sheets.  The Company recognizes income from unredeemed stored value cards at the point at which redemption becomes remote.  The Company’s stored value cards have no expiration date or dormancy fees.  Therefore, to determine when redemption is remote, the Company analyzes an aging of the unredeemed cards based on the date of last stored value card use.

Extended Warranties - Lowe’s sells separately-priced extended warranty contracts under a Lowe’s-branded program for which the Company is ultimately self-insured.  The Company recognizes revenue from extended warranty sales on a straight-line basis over the respective contract term.  Extended warranty contract terms primarily range from one to four years from the date of purchase or the end of the manufacturer’s warranty, as applicable.  The Company’s extended warranty deferred revenue is included in other liabilities (non-current) in the accompanying consolidated balance sheets.  Changes in deferred revenue for extended warranty contracts are summarized as follows:

(In millions)	2007	2006
Extended warranty deferred revenue, beginning of period	$315	$206
Additions to deferred revenue	175	148
Deferred revenue recognized	(83)	(39)
Extended warranty deferred revenue, end of period	$407	$315

Incremental direct acquisition costs associated with the sale of extended warranties are also deferred and recognized as expense on a straight-line basis over the respective contract term. Deferred costs associated with extended warranty contracts were $91 million and $81 million at February 1, 2008 and February 2, 2007, respectively.  The Company’s extended warranty deferred costs are included in other assets (non-current) in the accompanying consolidated balance sheets.  All other costs, such as costs of services performed under the contract, general and administrative expenses and advertising expenses are expensed as incurred.

The liability for extended warranty claims incurred is included in self-insurance liabilities in the accompanying consolidated balance sheets.  Changes in the liability for extended warranty claims are summarized as follows:

(In millions)	2007	2006
Liability for extended warranty claims, beginning of period	$10	$-
Accrual for claims incurred	41	17
Claim payments	(37)	(7)
Liability for extended warranty claims, end of period	$14	$10

Cost of Sales and Selling, General and Administrative Expenses - The following lists the primary costs classified in each major expense category:

Cost of Sales	Selling, General and Administrative
▪  Total cost of products sold, including:
-  Purchase costs, net of vendor funds;
-  Freight expenses associated with moving merchandise inventories from vendors to retail stores;
-  Costs associated with operating the Company’s distribution network, including payroll and benefit costs and occupancy costs;
▪  Costs of installation services provided;
▪  Costs associated with delivery of products directly from vendors to customers by third parties;
▪  Costs associated with inventory shrinkage and obsolescence.

▪  Payroll and benefit costs for retail and corporate employees;
▪  Occupancy costs of retail and corporate facilities;
▪  Advertising;
▪  Costs associated with delivery of products from stores to customers;
▪  Third-party, in-store service costs;
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

Vendor Funds - The Company receives funds from vendors in the normal course of business principally as a result of purchase volumes, sales, early payments or promotions of vendors’ products.  Based on the provisions of the vendor agreements in place, management develops accrual rates by estimating the point at which the Company will have completed its performance under the agreement and the amount agreed upon will be earned.  Due to the complexity and diversity of the individual vendor agreements, the Company performs analyses and reviews historical trends throughout the year to ensure the amounts earned are appropriately recorded.  As a part of these analyses, the Company validates its accrual rates based on actual purchase trends and applies those rates to actual purchase volumes to determine the amount of funds accrued by the Company and receivable from the vendor. Amounts accrued throughout the year could be impacted if actual purchase volumes differ from projected annual purchase volumes, especially in the case of programs that provide for increased funding when graduated purchase volumes are met.

Vendor funds are treated as a reduction of inventory cost, unless they represent a reimbursement of specific, incremental and identifiable costs incurred by the customer to sell the vendor’s product. Substantially all of the vendor funds that the Company receives do not meet the specific, incremental and identifiable criteria. Therefore, the Company treats the majority of these funds as a reduction in the cost of inventory as the amounts are accrued, and recognizes these funds as a reduction of cost of sales when the inventory is sold.

Advertising - Costs associated with advertising are charged to expense as incurred.  Advertising expenses were $788 million, $873 million and $812 million in 2007, 2006 and 2005, respectively.  Cooperative advertising vendor funds are recorded as a reduction of these expenses with the net amount included in SG&A expense.  Cooperative advertising vendor funds were $5 million in 2007 but insignificant in both 2006 and 2005.

Shipping and Handling Costs - The Company includes shipping and handling costs relating to the delivery of products directly from vendors to customers by third parties in cost of sales.  Shipping and handling costs, which include salaries and vehicle operations expenses relating to the delivery of products from stores to customers, are classified as SG&A expense.  Shipping and handling costs included in SG&A expense were $307 million, $310 million and $312 million in 2007, 2006 and 2005, respectively.

Store Opening Costs - Costs of opening new or relocated retail stores, which include payroll and supply costs incurred prior to store opening and grand opening advertising costs, are charged to operations as incurred.

Comprehensive Income - The Company reports comprehensive income in its consolidated statements of shareholders’ equity.  Comprehensive income represents changes in shareholders' equity from non-owner sources and is comprised primarily of net earnings plus or minus unrealized gains or losses on available-for-sale securities, as well as foreign currency translation adjustments.  Unrealized gains on available-for-sale securities classified in accumulated other comprehensive income on the accompanying consolidated balance sheets were $2 million at both February 1, 2008 and February 2, 2007.  Foreign currency translation gains classified in accumulated other comprehensive income on the accompanying consolidated balance sheets were $6 million at February 1, 2008, and foreign currency translation losses were $1 million at February 2, 2007.  The reclassification adjustments for gains/losses included in net earnings for 2007, 2006 and 2005 were insignificant.

Recent Accounting Pronouncements –In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements”.  SFAS No. 157 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities.  SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets.  Under SFAS No. 157, fair value measurements are required to be disclosed by level within that hierarchy.  SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.  However, FASB Staff Position (FSP) No. FAS 157-2, “Effective Date of FASB Statement No. 157,” issued in February 2008, delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years.  The Company does not expect the adoption of SFAS No. 157 to have a material impact on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.”  SFAS No. 159 provides entities with an option to measure many financial instruments and certain other items at fair value, including available-for-sale securities previously accounted for under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”  Under SFAS No. 159, unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings at each subsequent reporting period.  SFAS No. 159 is effective for fiscal years beginning after November 15, 2007.  The Company does not expect the adoption of SFAS No. 159 to have a material impact on its consolidated financial statements.

In June 2007, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards.”  EITF 06-11 states that an entity should recognize a realized tax benefit associated with dividends on nonvested equity shares, nonvested equity share units and outstanding equity share options charged to retained earnings as an increase in additional paid in capital.  The amount recognized in additional paid in capital should be included in the pool of excess tax benefits available to absorb potential future tax deficiencies on share-based payment awards.  EITF 06-11 should be applied prospectively to income tax benefits of dividends on equity-classified share-based payment awards that are declared in fiscal years beginning after December 15, 2007.  The Company does not expect the adoption of EITF 06-11 to have a material impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” and SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51”.  SFAS No. 141(R) and SFAS No. 160 significantly change the accounting for and reporting of business combinations and noncontrolling interests in consolidated financial statements.  Under SFAS No. 141(R), more assets and liabilities will be measured at fair value as of the acquisition date instead of the announcement date.  Additionally, acquisition costs will be expensed as incurred.  Under SFAS No. 160, noncontrolling interests will be classified as a separate component of equity.  SFAS No. 141(R) and SFAS No. 160 should be applied prospectively for fiscal years beginning on or after December 15, 2008, with the exception of the presentation and disclosure requirements of SFAS No. 160, which should be applied retrospectively.  The Company does not expect the adoption of SFAS No. 141(R) and SFAS No. 160 to have a material impact on its consolidated financial statements.

Segment Information – The Company’s operating segments, representing the Company’s home improvement retail stores, are aggregated within one reportable segment based on the way the Company manages its business.  The Company’s home improvement retail stores exhibit similar long-term economic characteristics, sell similar products and services, use similar processes to sell those products and services, and sell their products and services to similar classes of customers.  The amount of long-lived assets and net sales outside the U.S. was not significant for any of the periods presented.

Reclassifications - Certain prior period amounts have been reclassified to conform to current classifications.

NOTE 2 - Investments:

The Company’s investment securities are classified as available-for-sale.  The amortized costs, gross unrealized holding gains and losses, and fair values of the investments at February 1, 2008, and February 2, 2007, were as follows:

	February 1, 2008
Type	Amortized	Gross Unrealized	Gross Unrealized	Fair
(In millions)	Cost	Gains	Losses	Value
Municipal obligations	$117	$1	$-	$118
Money market funds	128	-	-	128
Certificates of deposit	3	-	-	3
Classified as short-term	248	1	-	249

Municipal obligations	462	5	-	467
Mutual funds	42	1	(1)	42
Classified as long-term	504	6	(1)	509

Total	$752	$7	$(1)	$758

	February 2, 2007
Type	Amortized	Gross Unrealized	Gross Unrealized	Fair
(In millions)	Cost	Gains	Losses	Value
Municipal obligations	$258	$-	$(1)	$257
Money market funds	148	-	-	148
Corporate notes	26	-	-	26
Certificates of deposit	1	-	-	1
Classified as short-term	433	-	(1)	432

Municipal obligations	127	-	-	127
Mutual funds	35	3	-	38
Classified as long-term	162	3	-	165

Total	$595	$3	$(1)	$597

The proceeds from sales of available-for-sale securities were $1.2 billion, $412 million and $192 million for 2007, 2006 and 2005, respectively.  Gross realized gains and losses on the sale of available-for-sale securities were not significant for any of the periods presented.  The municipal obligations classified as long-term at February 1, 2008, will mature in one to 32 years, based on stated maturity dates.

Short-term and long-term investments include restricted balances pledged as collateral for letters of credit for the Company’s extended warranty program and for a portion of the Company’s casualty insurance and installed sales program liabilities.  Restricted balances included in short-term investments were $167 million at February 1, 2008 and $248 million at February 2, 2007.  Restricted balances included in long-term investments were $172 million at February 1, 2008 and $32 million at February 2, 2007.

NOTE 3 - Property and Accumulated Depreciation:

Property is summarized by major class in the following table:

(In millions)	Estimated Depreciable Lives, In Years	February 1, 2008	February 2, 2007
Cost:
Land	N/A	$5,566	$4,807
Buildings	7-40	10,036	8,481
Equipment	3-15	8,118	7,036
Leasehold improvements	3-40	3,063	2,484
Construction in progress	N/A	2,053	2,296
Total cost		28,836	25,104
Accumulated depreciation		(7,475)	(6,133)
Property, less accumulated depreciation		$21,361	$18,971

Included in net property are assets under capital lease of $523 million, less accumulated depreciation of $294 million, at February 1, 2008, and $533 million, less accumulated depreciation of $274 million, at February 2, 2007.

NOTE 4 - Short-Term Borrowings and Lines of Credit:

In June 2007, the Company entered into an Amended and Restated Credit Agreement (Amended Facility) to modify the senior credit facility by extending the maturity date to June 2012 and providing for borrowings of up to $1.75 billion.  The Amended Facility supports the Company’s commercial paper and revolving credit programs. Borrowings made are unsecured and are priced at a fixed rate based upon market conditions at the time of funding, in accordance with the terms of the Amended Facility. The Amended Facility contains certain restrictive covenants, which include maintenance of a debt leverage ratio as defined by the Amended Facility. The Company was in compliance with those covenants at February 1, 2008.  Seventeen banking institutions are participating in the Amended Facility.  As of February 1, 2008, there was $1.0 billion outstanding under the commercial paper program.  The weighted-average interest rate on the outstanding commercial paper was 3.92%. As of February 2, 2007, there was $23 million of short-term borrowings outstanding under the senior credit facility, but no outstanding borrowings under the commercial paper program. The interest rate on the short-term borrowing was 5.41%.

In October 2007, the Company established a Canadian dollar (C$) denominated credit facility in the amount of C$50 million, which provides revolving credit support for the Company’s Canadian operations.  This uncommitted facility provides the Company with the ability to make unsecured borrowings, which are priced at a fixed rate based upon market conditions at the time of funding in accordance with the terms of the credit facility.  As of February 1, 2008, there were no borrowings outstanding under the credit facility.

In January 2008, the Company entered into a C$ denominated credit agreement in the amount of C$200 million for the purpose of funding the build out of retail stores in Canada and for working capital and other general corporate purposes.  Borrowings made are unsecured and are priced at a fixed rate based upon market conditions at the time of funding in accordance with the terms of the credit agreement.  The credit agreement contains certain restrictive covenants, which include maintenance of a debt leverage ratio as defined by the credit agreement.  The Company was in compliance with those covenants at February 1, 2008.  Three banking institutions are participating in the credit agreement.  As of February 1, 2008, there was C$60 million or the equivalent of $60 million outstanding under the credit facility.  The interest rate on the short-term borrowing was 5.75%.

Five banks have extended lines of credit aggregating $789 million for the purpose of issuing documentary letters of credit and standby letters of credit. These lines do not have termination dates and are reviewed periodically. Commitment fees ranging from .225% to .50% per annum are paid on the standby letters of credit amounts outstanding. Outstanding letters of credit totaled $299 million as of February 1, 2008, and $346 million as of February 2, 2007.

NOTE 5 - Long-Term Debt:

		Fiscal Year
(In millions)		of Final	February 1,	February 2,
Debt Category	Interest Rates	Maturity	2008	2007
Secured debt:[1]
Mortgage notes	6.00 to 8.25%	2028	$33	$30
Unsecured debt:
Debentures	6.50 to 6.88%	2029	694	693
Notes	8.25%	2010	499	498
Medium-term notes - series A	7.35 to 8.20%	2023	20	27
Medium-term notes - series B2	7.11 to 7.61%	2037	217	267
Senior notes	5.00 to 6.65%	2037	3,271	1,980
Convertible notes	0.86 to 2.50%	2021	511	518
Capital leases and other		2030	371	400

Total long-term debt			5,616	4,413
Less current maturities			40	88

Long-term debt, excluding current maturities			$5,576	$4,325

[1]	Real properties with an aggregate book value of $47 million were pledged as collateral at February 1, 2008, for secured debt.

[2]
Approximately 46% of these medium-term notes may be put at the option of the holder on the twentieth anniversary of the issue at par value.  The medium-term notes were issued in 1997.  None of these notes are currently putable.

Debt maturities, exclusive of unamortized original issue discounts, capital leases and other, for the next five years and thereafter are as follows: 2008, $10 million; 2009, $10 million; 2010, $501 million; 2011, $1 million; 2012, $552 million; thereafter, $4.3 billion.

The Company’s debentures, notes, medium-term notes, senior notes and convertible notes contain certain restrictive covenants.  The Company was in compliance with all covenants in these agreements at February 1, 2008.

Senior Notes

In September 2007, the Company issued $1.3 billion of unsecured senior notes, comprised of three tranches: $550 million of 5.60% senior notes maturing in September 2012, $250 million of 6.10% senior notes maturing in September 2017 and $500 million of 6.65% senior notes maturing in September 2037.  The 5.60%, 6.10% and 6.65% senior notes were issued at discounts of approximately $2.7 million, $1.3 million and $6.3 million, respectively.  Interest on the senior notes is payable semiannually in arrears in March and September of each year until maturity, beginning in March 2008.  The discount associated with the issuance is included in long-term debt and is being amortized over the respective terms of the senior notes.  The net proceeds of approximately $1.3 billion were used for general corporate purposes, including capital expenditures and working capital needs, and for repurchases of shares of the Company’s common stock.

In October 2006, the Company issued $1.0 billion of unsecured senior notes, comprised of two tranches: $550 million of 5.40% senior notes maturing in October 2016 and $450 million of 5.80% senior notes maturing in October 2036.  The 5.40% senior notes and the 5.80% senior notes were each issued at a discount of approximately $4.4 million.  Interest on the senior notes is payable semiannually in arrears in April and October of each year until maturity, beginning in April 2007.  The discount associated with the issuance is included in long-term debt and is being amortized over the respective terms of the senior notes.  The net proceeds of approximately $991 million were used for general corporate purposes, including capital expenditures and working capital needs, and for repurchases of common stock.

In October 2005, the Company issued $1.0 billion of unsecured senior notes comprised of two $500 million tranches maturing in October 2015 and October 2035, respectively.  The first $500 million tranche of 5.0% senior notes was sold at a discount of $4 million.  The second $500 million tranche of 5.5% senior notes was sold at a discount of $8 million.  Interest on the senior notes is payable semiannually in arrears in April and October of each year until maturity, beginning in April 2006.  The discount associated with the issuance is included in long-term debt and is being amortized over the respective terms of the senior notes.  The net proceeds of approximately $988 million were used for the repayment of $600 million in outstanding notes due December 2005, for general corporate purposes, including capital expenditures and working capital needs, and for repurchases of common stock.

The senior notes issued in 2007, 2006 and 2005 may be redeemed by the Company at any time, in whole or in part, at a redemption price plus accrued interest to the date of redemption. The redemption price is equal to the greater of (1) 100% of the principal amount of the senior notes to be redeemed, or (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon, discounted to the date of redemption on a semiannual basis at a specified rate. The indenture under which the 2007 senior notes were issued also contains a provision that allows the holders of the notes to require the Company to repurchase all or any part of their notes if a change in control triggering event occurs.  If elected under the change in control provisions, the repurchase of the notes will occur at a purchase price of 101% of the principal amount, plus accrued and unpaid interest, if any, on such notes to the date of purchase.    The indenture governing the senior notes does not limit the aggregate principal amount of debt securities that the Company may issue, nor is the Company required to maintain financial ratios or specified levels of net worth or liquidity. However, the indenture contains various restrictive covenants, none of which is expected to impact the Company’s liquidity or capital resources.

Upon the issuance of each of the series of senior notes previously described, the Company evaluated the optionality features embedded in the notes and concluded that these features do not require bifurcation from the host contracts and separate accounting as derivative instruments.

Convertible Notes

The Company has $578.7 million aggregate principal, $497.1 million aggregate carrying amount, of senior convertible notes issued in October 2001 at an issue price of $861.03 per note.  Cash interest payments on the notes ceased in October 2006.  In October 2021 when the notes mature, a holder will receive $1,000 per note, representing a yield to maturity of approximately 1%.  Holders of the notes had the right to require the Company to purchase all or a portion of their notes in October 2003 and October 2006, at a price of $861.03 per note plus accrued cash interest, if any, and will have the right in October 2011 to require the Company to purchase all or a portion of their notes at a price of $905.06 per note.  The Company may choose to pay the purchase price of the notes in cash or common stock or a combination of cash and common stock.  Holders of an insignificant number of notes exercised their right to require the Company to repurchase their notes during 2003 and 2006, all of which were purchased in cash.  The Company may redeem for cash all or a portion of the notes at any time, at a price equal to the sum of the issue price plus accrued original issue discount on the redemption date.

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

The Company’s closing share prices reached the specified threshold such that the senior convertible notes became convertible at the option of each holder into shares of common stock during specified quarters of 2006 and 2007.  Holders of an insignificant number of senior convertible notes exercised their right to convert their notes into shares of the Company’s common stock during 2007 and 2006. The senior convertible notes will not be convertible in the first quarter of 2008 because the Company’s closing share prices did not reach the specified threshold during the fourth quarter of 2007.

The Company has $19.7 million aggregate principal, $13.8 million aggregate carrying amount, of convertible notes issued in February 2001 at an issue price of $608.41 per note.  Interest will not be paid on the notes prior to maturity in February 2021, at which time the holders will receive $1,000 per note, representing a yield to maturity of 2.5%.  Holders of the notes had the right to require the Company to purchase all or a portion of their notes in February 2004, at a price of $655.49 per note, and will have the right in February 2011 to require the Company to purchase all or a portion of their notes at a price of $780.01 per note.  The Company may choose to pay the purchase price of the notes in cash or common stock, or a combination of cash and common stock.  Holders of an insignificant number of notes exercised their right to require the Company to purchase their notes during 2004, all of which were purchased in cash.

Holders of the convertible notes issued in February 2001 may convert their notes at any time on or before the maturity date, unless the notes have been previously purchased or redeemed, into 32.896 shares of the Company's common stock per note.  The conversion ratio of 32.896 shares per note is only adjusted based on normal antidilution provisions designed to protect the value of the conversion option.  During 2007, holders of $18 million principal amount, $13 million carrying amount, of the Company’s convertible notes issued in February 2001 exercised their right to convert their notes into 0.6 million shares of the Company’s common stock at the rate of 32.896 shares per note.  During 2006, holders of $118 million principal amount, $80 million carrying amount, of the Company’s convertible notes issued in February 2001 exercised their right to convert their notes into 3.9 million shares of the Company’s common stock.

Upon the issuance of each of the series of convertible notes previously described, the Company evaluated the optionality features embedded in the notes and concluded that these features do not require bifurcation from the host contracts and separate accounting as derivative instruments.

NOTE 6 - Financial Instruments:

Cash and cash equivalents, accounts receivable, short-term borrowings, accounts payable and accrued liabilities are reflected in the financial statements at cost, which approximates fair value due to their short-term nature.  Short- and long-term investments classified as available-for-sale securities, which include restricted balances, are reflected in the financial statements at fair value.   Estimated fair values for long-term debt have been determined using available market information.  For debt issues that are not quoted on an exchange, interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value.  However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The fair value of the Company's long-term debt, excluding capital leases and other, is as follows:

	February 1, 2008		February 2, 2007
	Carrying	Fair	Carrying	Fair
(In millions)	Amount	Value	Amount	Value
Liabilities:
Long-term debt (excluding capital leases and other)	$5,245	$5,406	$4,013	$4,301

NOTE 7 - Shareholders' Equity:

Authorized shares of common stock were 5.6 billion ($.50 par value) at February 1, 2008 and February 2, 2007.

The Company has 5.0 million ($5 par value) authorized shares of preferred stock, none of which have been issued. The Board of Directors may issue the preferred stock (without action by shareholders) in one or more series, having such voting rights, dividend and liquidation preferences, and such conversion and other rights as may be designated by the Board of Directors at the time of issuance.

As of February 3, 2006, the total remaining authorization under the share repurchase program was $1.2 billion.  In August 2006 and May 2007, the Board of Directors authorized up to an additional $2 billion and $3 billion in share repurchases through 2008 and 2009, respectively.  This program is implemented through purchases made from time to time either in the open market or through private transactions.  Shares purchased under the share repurchase program are retired and returned to authorized and unissued status. During 2006, the Company repurchased 56.8 million shares at a total cost of $1.7 billion (of which $160 million was recorded as a reduction in retained earnings, after capital in excess of par value was depleted).  During 2007, the Company repurchased 76.4 million shares at a total cost of $2.3 billion (of which $1.9 billion was recorded as a reduction in retained earnings, after capital in excess of par value was depleted).  As of February 1, 2008, the total remaining authorization under the share repurchase program was $2.2 billion.

NOTE 8 – Accounting for Share-Based Payment:

Effective February 4, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), “Share-Based Payment,” using the modified-prospective-transition method.  Prior to this, the Company was applying the fair value recognition provisions of SFAS No. 123, “Accounting for Stock Based Compensation.”  For all grants, the amount of share-based payment expense recognized has been adjusted for estimated forfeitures of awards for which the requisite service is not expected to be provided. Estimated forfeiture rates are developed based on the Company’s analysis of historical forfeiture data for homogeneous employee groups.

The Company recognized share-based payment expense in SG&A expense on the consolidated statements of earnings totaling $99 million, $62 million and $76 million in 2007, 2006 and 2005, respectively.  The total income tax benefit recognized was $32 million, $18 million and $19 million in 2007, 2006 and 2005, respectively.

Total unrecognized share-based payment expense for all share-based payment plans was $92 million at February 1, 2008, of which $52 million will be recognized in 2008, $30 million in 2009 and $10 million thereafter.  This results in these amounts being recognized over a weighted-average period of 1.1 years.

As the Company adopted the fair-value recognition provisions of SFAS No. 123 prospectively for all employee awards granted or modified after January 31, 2003, share-based payment expense included in the determination of net earnings for the year ended February 3, 2006 is less than that which would have been recognized if the fair-value-based method had been applied to all awards since the original effective date of SFAS No. 123. The following table illustrates the effect on net earnings and earnings per share in the period if the fair-value-based method had been applied to all outstanding and unvested awards.

(In millions, except per share data)	2005

Net earnings as reported	$2,765
Add: Stock-based compensation expense included in net earnings, net of related tax effects	57
Deduct: Total stock-based compensation expense determined under the fair-value-based method for all awards, net of related tax effects	(59)
Pro forma net earnings	$2,763

Earnings per share:
Basic - as reported	$1.78
Basic - pro forma	$1.78

Diluted - as reported	$1.73
Diluted - pro forma	$1.73

Overview of Share-Based Payment Plans

The Company has (a) four equity incentive plans, referred to as the “2006,” “2001,” “1997” and “1994” Incentive Plans, (b) one share-based plan for awards to non-employee directors and (c) an employee stock purchase plan (ESPP) that allows employees to purchase Company shares through payroll deductions.  These plans contain a nondiscretionary antidilution provision that is designed to equalize the value of an award as a result of an equity restructuring.  Share-based awards in the form of incentive and non-qualified stock options, performance accelerated restricted stock (PARS), performance-based restricted stock, restricted stock and deferred stock units, which represent nonvested stock, may be granted to key employees from the 2006 plan.  No new awards may be granted from the 2001, 1997 and 1994 plans.

The share-based plan for non-employee directors is referred to as the Amended and Restated Directors’ Stock Option and Deferred Stock Unit Plan (Directors’ Plan).  Under the Directors’ Plan, each non-employee Director is awarded a number of deferred stock units determined by dividing the annual award amount by the fair market value of a share of the Company’s common stock on the award date and rounding up to the next 100 units.  The annual award amount used to determine the number of deferred stock units granted to each director was $115,000 in both 2007 and 2006,  and $85,000 in 2005.

Share-based awards were authorized for grant to key employees and non-employee directors for up to 169.0 million shares of common stock.  Stock options were authorized for up to 129.2 million shares, while PARS, performance-based restricted stock, restricted stock and deferred stock units were authorized for up to 39.8 million shares of common stock.  Up to 45.0 million shares were authorized under the ESPP.

At February 1, 2008, there were 45.6 million shares remaining available for grant under the 2006 and Directors’ Plans, and 22.9 million shares available under the ESPP.

General terms and methods of valuation for the Company’s share-based awards are as follows:

Stock Options

Stock options generally have terms of seven years, with normally one-third of each grant vesting each year for three years, and are assigned an exercise price equal to the closing market price of a share of the Company’s common stock on the date of grant.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model.  When determining expected volatility, the Company considers the historical performance of the Company’s stock, as well as implied volatility.  The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant, based on the options’ expected term.  The expected term of the options is based on the Company’s evaluation of option holders’ exercise patterns and represents the period of time that options are expected to remain unexercised.  The Company uses historical data to estimate the timing and amount of forfeitures.  These options are expensed on a straight-line basis over the vesting period, which is considered to be the requisite service period.  The assumptions used in the Black-Scholes option-pricing model for options granted in the three years ended February 1, 2008, February 2, 2007 and February 3, 2006 were as follows:

	2007	2006	2005
Assumptions used:
Expected volatility	22.6%-23.7%	22.3%-29.4%	25.8%-34.1%
Weighted-average expected volatility	23.7%	26.8%	31.4%
Expected dividend yield	0.37%-0.49%	0.27%-0.31%	0.23%-0.28%
Weighted-average dividend yield	0.37%	0.28%	0.24%
Risk-free interest rate	3.91%-4.57%	4.54%-4.97%	3.76%-4.44%
Weighted-average risk-free interest rate	4.52	4.69%	3.81%
Expected term, in years	4	3-4	3-4
Weighted-average expected term, in years	4	3.57	3.22

The weighted-average grant-date fair value per share of options granted was $8.18, $8.86 and $7.81 in 2007, 2006 and 2005, respectively.  The total intrinsic value of options exercised, representing the difference between the exercise price and the market price on the date of exercise, was approximately $42 million, $80 million and $175 million in 2007, 2006 and 2005, respectively.

Transactions related to stock options issued under the 2006, 2001, 1997, 1994 and Directors’ plans for the year ended February 1, 2008 are summarized as follows:

	Shares (In Thousands)	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Term (In Years)	Aggregate Intrinsic Value (In Thousands)(1)
Outstanding at February 2, 2007	30,388	$25.51
Granted	1,834	32.17
Canceled, forfeited or expired	(905)	31.70
Exercised	(3,750)	18.92
Outstanding at February 1, 2008	27,567	26.65	3.08	$53,972
Vested and expected to vest at February 1, 2008 (2)	27,177	26.56	3.07	53,972
Exercisable at February 1, 2008	20,554	$24.69	2.38	$53,972

(1)    Options for which the exercise price exceeded the closing market price of a share of the Company’s common stock at February 1, 2008 are excluded from the calculation of aggregate intrinsic value.
(2)  Includes outstanding vested options as well as outstanding, nonvested options after a forfeiture rate is applied.

Performance Accelerated Restricted Stock Awards

PARS are valued at the market price of a share of the Company’s common stock on the date of grant.  In general, these awards vest at the end of a five-year service period from the date of grant, unless performance acceleration goals are achieved, in which case, awards vest 50% at the end of three years or 100% at the end of four years.  The performance acceleration goals are based on targeted Company average return on beginning noncash assets, as defined in the PARS agreement.  PARS are expensed on a straight-line basis over the shorter of the explicit service period related to the service condition or the implicit service period related to the performance conditions, based on the probability of meeting the conditions.  The Company uses historical data to estimate the timing and amount of forfeitures.  The weighted-average grant-date fair value per share of PARS granted was $34.10 and $29.24 in 2006 and 2005, respectively. No PARS were granted in 2007.  The total fair value of PARS vested was approximately $1 million in 2005.  No PARS vested in 2007 or 2006.

Transactions related to PARS issued under the 2006 and 2001 plans for the year ended February 1, 2008 are summarized as follows:

	Shares	Weighted-Average Grant-Date Fair Value Per Share
Nonvested at February 2, 2007	1,438,580	$32.17
Granted	-	-
Canceled or forfeited	(63,894)	31.63
Nonvested at February 1, 2008	1,374,686	$32.19

Performance-Based Restricted Stock Awards

Performance-based restricted stock awards are valued at the market price of a share of the Company’s common stock on the date of grant. In general, these awards vest at the end of a three-year service period from the date of grant only if the performance goal specified in the performance-based restricted stock agreement is achieved.  The performance goal is based on targeted Company average return on noncash assets, as defined in the performance-based restricted stock agreement.  These awards are expensed on a straight-line basis over the requisite service period, based on the probability of achieving the performance goal.  The Company uses historical data to estimate the timing and amount of forfeitures.  The weighted-average grant-date fair value per share of performance-based restricted stock awards granted was $32.18 in 2007.  No performance-based restricted stock awards were granted in 2006 or 2005.  No performance-based restricted stock awards vested in 2007, 2006 or 2005.

Transactions related to performance-based restricted stock awards issued under the 2006 plan for the year ended February 1, 2008 are summarized as follows:

	Shares	Weighted-Average Grant-Date Fair Value Per Share
Nonvested at February 2, 2007	-	$-
Granted	601,730	32.18
Canceled or forfeited	-	-
Nonvested at February 1, 2008	601,730	$32.18

Restricted Stock Awards

Restricted stock awards are valued at the market price of a share of the Company’s common stock on the date of grant.  In general, these awards vest at the end of a three- to five-year period from the date of grant and are expensed on a straight-line basis over that period, which is considered to be the requisite service period.  The Company uses historical data to estimate the timing and amount of forfeitures.  The weighted-average grant-date fair value per share of restricted stock awards granted was $31.23, $27.34 and $32.30 in 2007, 2006 and 2005, respectively. The total fair value of restricted stock awards vested was approximately $17 million and $4 million in 2007 and 2005, respectively.  No restricted stock awards vested in 2006.

Transactions related to restricted stock awards issued under the 2006 and 2001 plans for the year ended February 1, 2008 are summarized as follows:

	Shares	Weighted-Average Grant-Date Fair Value Per Share
Nonvested at February 2, 2007	1,887,582	$30.77
Granted	1,968,880	31.23
Vested	(527,368)	28.76
Canceled or forfeited	(220,707)	32.07
Nonvested at February 1, 2008	3,108,387	$31.31

Deferred Stock Units

Deferred stock units are valued at the market price of a share of the Company’s common stock on the date of grant.  For key employees, these awards generally vest over three to five years and are expensed on a straight-line basis over that period, which is considered to be the requisite service period.  The Company uses historical data to estimate the timing and amount of forfeitures.  For non-employee directors, these awards vest immediately and are expensed on the grant date.  The weighted-average grant-date fair value per share of deferred stock units granted was $32.13, $31.02 and $28.58 in 2007, 2006 and 2005, respectively. The total fair value of deferred stock units vested was approximately

$1 million, $5 million and $17 million in 2007, 2006 and 2005, respectively.  There were 597,200 deferred stock units outstanding at February 1, 2008.

Transactions related to deferred stock units issued under the 2001 and Directors’ plans for the year ended February 1, 2008 are summarized as follows:

	Shares	Weighted-Average Grant-Date Fair Value Per Share
Nonvested at February 2, 2007	380,000	$19.65
Granted	36,000	32.13
Vested	(36,000)	32.13
Nonvested at February 1, 2008	380,000	$19.65

ESPP

The purchase price of the shares under the ESPP equals 85% of the closing price on the date of purchase.  The Company’s share-based payment expense is equal to 15% of the closing price on the date of purchase.  The ESPP is considered a liability award and is measured at fair value at each reporting date, and the share-based payment expense is recognized over the six-month offering period.  The Company issued 3,366,031 shares of common stock pursuant to this plan during the year ended February 1, 2008.

NOTE 9 - Employee Retirement Plans:

The Company maintains a defined contribution retirement plan for its employees (the 401(k) Plan).  Employees are eligible to participate in the 401(k) Plan 180 days after their original date of service.  Participants are allowed to choose from a group of mutual funds in order to designate how both employer and employee contributions are to be invested.  The Company's common stock is also one of the investment options for contributions to the 401(k) Plan.  Company shares held on the participants’ behalf by the 401(k) Plan are voted by the participants.  The Company makes contributions to the 401(k) Plan each payroll period, based upon a matching formula applied to employee contributions (baseline match).  In 2005 and 2006, the Company also offered a performance match to eligible 401(k) Plan participants, based on growth of Company earnings before taxes for the fiscal year.  Effective May 2007, the Company increased the amount of the baseline match to a maximum of 4.25% (up from 2.25%) but will no longer offer a performance match.  Plan participants are eligible to receive the baseline match after completing 180 days of continuous service.  The Company’s contributions to the 401(k) Plan vest immediately in the participant accounts. Once participants reach age 59 ½, they may elect to withdraw their entire 401(k) Plan balance.  This is a one-time, in-service distribution option.  Participants may also withdraw contributions and rollover contributions for reasons of hardship, while still actively employed.  In addition, participants with 20 or more years of service who have an Employee Stock Ownership Plan carryforward account balance within the 401(k) Plan can elect to receive a one-time, in-service distribution of 50% of this account balance.

The Company maintains a Benefit Restoration Plan (BRP) to supplement benefits provided under the 401(k) Plan to 401(k) Plan participants whose benefits are restricted as a result of certain provisions of the Internal Revenue Code of 1986. This plan provides for employer contributions in the form of a baseline match.  In 2005 and 2006, it also provided for a performance match.

The Company maintains a non-qualified deferred compensation program called the Lowe’s Cash Deferral Plan. This plan is designed to permit certain employees to defer receipt of portions of their compensation, thereby delaying taxation on the deferral amount and on subsequent earnings until the balance is distributed.  This plan does not provide for employer contributions.

The Company recognized SG&A expense associated with employee retirement plans of $91 million, $42 million and $136 million in 2007, 2006 and 2005, respectively.

NOTE 10 - Income Taxes:

The following is a reconciliation of the effective tax rate to the federal statutory tax rate:

	2007	2006	2005
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	3.0	3.3	3.6
Other, net	(0.3)	(0.4)	(0.1)
Effective tax rate	37.7%	37.9%	38.5%

The components of the income tax provision are as follows:

(In millions)	2007	2006	2005
Current
Federal	$1,495	$1,657	$1,514
State	207	242	254
Total current	1,702	1,899	1,768
Deferred
Federal	(1)	(11)	(31)
State	1	5	(6)
Total deferred	-	(6)	(37)
Total income tax provision	$1,702	$1,893	$1,731

The tax effect of cumulative temporary differences that gave rise to the deferred tax assets and liabilities was as follows:
	February 1, 2008	February 2, 2007
Deferred tax assets:
Self-Insurance	$189	$129
Share-based payment expense	81	59
Other, net	205	108
Total deferred tax assets	$475	$296
Valuation allowance	(22)	(4)
Net deferred tax assets	$453	$292

Deferred tax liabilities:
Fixed assets	(834)	(837)
Other, net	(42)	(29)
Total deferred tax liabilities	$(876)	$(866)

Net deferred tax liability	$(423)	$(574)

The Company operates as a branch in various foreign jurisdictions and incurred net operating losses of $63 million and $12 million as of February 1, 2008 and February 2, 2007, respectively.  The net operating losses are subject to expiration in 2017 through 2027.  Deferred tax assets have been established for these net operating losses in the accompanying consolidated balance sheets.  Given the uncertainty regarding the realization of the foreign net deferred tax assets, the Company recorded valuation allowances of $22 million and $4 million as of February 1, 2008 and February 2, 2007, respectively.

The Company adopted FASB Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes,” effective February 3, 2007.  The cumulative effect of applying this interpretation was recorded as a decrease of $8 million to retained earnings, a decrease of $158 million to the net deferred tax liability, an increase of $146 million to the reserve for unrecognized tax benefits, an increase of $13 million to accrued interest and an increase of $7 million to accrued penalties.

The Company had approximately $186 million of total unrecognized tax benefits, $7 million of penalties and $21 million of interest as of February 3, 2007.  A reconciliation of the beginning and ending balances of unrecognized tax benefits is as follows:

(In millions)
Balance at February 3, 2007	$186
Additions for tax positions of prior years	11
Reductions for tax positions of prior years	(81)
Additions based on tax positions related to the current year	23
Reductions based on tax positions related to the current year	-
Settlements	(1)
Reductions due to a lapse in applicable statute of limitations	-
Balance at February 1, 2008	$138

The amounts of unrecognized tax benefits that, if recognized, would impact the effective tax rate were $46 million and $34 million as of February 1, 2008 and February 3, 2007, respectively.

The Company includes interest related to tax issues as part of net interest in the consolidated financial statements.  The Company records any applicable penalties related to tax issues within the income tax provision.  The Company recognized $3 million of interest expense and $5 million of penalties related to uncertain tax positions in the consolidated statement of earnings in 2007.  The Company had $24 million accrued for interest and $12 million accrued for penalties as of February 1, 2008.

The Company does not expect any changes in unrecognized tax benefits over the next 12 months to have a significant impact on the results of operations, the financial position or the cash flows of the Company.

During 2006, the Company reached a settlement with the Internal Revenue Service (IRS) covering the tax years 2002 and 2003.  Under the settlement agreement, the Company paid the IRS $17 million, plus $3 million in interest.  The Company is subject to examination in the U.S. federal tax jurisdiction for fiscal years 2004 forward.  The Company is subject to examination in major state tax jurisdictions for the fiscal years 2002 forward.  We believe appropriate provisions for all outstanding issues have been made for all jurisdictions and all open years.

Prior to the adoption of FIN No. 48, the Company accrued for probable liabilities resulting from potential assessments by taxing authorities.  The Company recorded these tax contingencies to address the potential exposures that could result from the diverse interpretations of tax statutes, rules and regulations.  The amounts accrued were not material to the Company’s consolidated financial statements in 2006.

NOTE 11 - Earnings Per Share:

Basic earnings per share (EPS) excludes dilution and is computed by dividing the applicable net earnings by the weighted-average number of common shares outstanding for the period.  Diluted earnings per share is calculated based on the weighted-average shares of common stock as adjusted for the potential dilutive effect of share-based awards and convertible notes as of the balance sheet date.  The following table reconciles EPS for 2007, 2006 and 2005:

(In millions, except per share data)	2007	2006	2005
Basic earnings per share:
Net earnings	$2,809	$3,105	$2,765
Weighted-average shares outstanding	1,481	1,535	1,555
Basic earnings per share	$1.90	$2.02	$1.78
Diluted earnings per share:
Net earnings	$2,809	$3,105	$2,765
Net earnings adjustment for interest on convertible notes, net of tax	4	4	11
Net earnings, as adjusted	$2,813	$3,109	$2,776
Weighted-average shares outstanding	1,481	1,535	1,555
Dilutive effect of share-based awards	8	9	10
Dilutive effect of convertible notes	21	22	42
Weighted-average shares, as adjusted	1,510	1,566	1,607
Diluted earnings per share	$1.86	$1.99	$1.73

Stock options to purchase 7.8 million, 6.8 million and 5.6 million shares of common stock for 2007, 2006 and 2005, respectively, were excluded from the computation of diluted earnings per share because their effect would have been antidilutive.

NOTE 12 - Leases:

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

Some agreements also provide for contingent rentals based on sales performance in excess of specified minimums. In 2007, 2006 and 2005, contingent rentals were insignificant.

The Company subleases certain properties that are no longer held for use in operations.  Sublease income was not significant for any of the periods presented.

Certain equipment is also leased by the Company under agreements ranging from three to five years. These agreements typically contain renewal options providing for a renegotiation of the lease, at the Company's option, based on the fair market value at that time.

The future minimum rental payments required under capital and operating leases having initial or remaining non-cancelable lease terms in excess of one year are summarized as follows:

(in millions)	Operating Leases		Capital Leases
Fiscal Year	Real Estate	Equipment	Real Estate	Equipment	Total

2008	$362	$1	$61	$1	$425
2009	359	-	61	-	420
2010	359	-	61	-	420
2011	358	-	61	-	419
2012	355	-	60	-	415
Later years	4,131	-	281	-	4,412
Total minimum lease payments	$5,924	$1	$585	$1	$6,511
Total minimum capital lease payments			$586
Less amount representing interest			215
Present value of minimum lease payments			371
Less current maturities			30
Present value of minimum lease payments, less current maturities			$341

Rental expenses under operating leases for real estate and equipment were $369 million, $318 million and $301 million in 2007, 2006 and 2005, respectively and were recognized in SG&A expense.

NOTE 13 – Commitments and Contingencies:

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

A Company subsidiary, Lowe’s HIW, Inc., is a defendant in a lawsuit, Cynthia Parris, et al. v. Lowe’s HIW, Inc., alleging failure to pay overtime wages pursuant to the requirements of the California Labor Code. This case is similar to litigation filed against other employers in California. This case was filed on October 29, 2001 in Los Angeles Superior Court on behalf of a class of all non-exempt hourly employees who, since October 11, 1997, have been employed or are currently employed in California by Lowe’s HIW, Inc.  As a result of a California appellate court decision, the case is now proceeding in the trial court as a class action seeking monetary and other relief. Lowe’s HIW, Inc. believes that its compensation practices comply with California law and is vigorously defending this lawsuit.  Because this lawsuit is in the very early stages of class action proceedings, the Company cannot reasonably estimate the range of loss that may arise from this claim.

As of February 1, 2008, the Company had non-cancelable commitments related to purchases of merchandise inventory, property and construction of buildings, as well as commitments related to certain marketing and information technology programs of $1.8 billion.  Payments under these commitments are scheduled to be made as follows: 2008, $1.0 billion; 2009, $411 million; 2010, $402 million; 2011, $4 million; 2012, $2 million; thereafter, $11 million.

NOTE 14 – Related Parties:

A brother-in-law of the Company’s Executive Vice President of Business Development is a senior officer of a vendor that provides millwork and other building products to the Company.  In both 2007 and 2006, the Company purchased products in the amount of $101 million from this vendor, while in 2005 the Company purchased products in the amount of $84 million from this vendor.  Amounts payable to this vendor were insignificant at February 1, 2008 and February 2, 2007.

NOTE 15 - Other Information:

Net interest expense is comprised of the following:

(In millions)	2007	2006	2005
Long-term debt	$247	$183	$171
Capitalized leases	32	34	39
Interest income	(45)	(52)	(45)
Interest capitalized	(65)	(32)	(28)
Other	25	21	21
Net interest expense	$194	$154	$158

Supplemental disclosures of cash flow information:

(In millions)	2007	2006	2005
Cash paid for interest, net of amount capitalized	$198	$179	$173
Cash paid for income taxes	$1,725	$2,031	$1,593

Noncash investing and financing activities:
Noncash fixed asset acquisitions, including assets acquired under capital lease	$99	$159	$175
Conversions of long-term debt to equity	$13	$82	$565

 Sales by product category:

(Dollars in millions)	2007		2006		2005
Product category	Total Sales	%	Total Sales	%	Total Sales	%
Appliances	$4,325	9%	$4,138	9%	$3,872	9%
Lumber	3,646	7	3,691	8	3,687	9
Flooring	3,292	7	3,213	7	2,923	7
Paint	3,256	7	3,078	7	2,772	6
Millwork	3,250	7	3,273	7	3,081	7
Fashion plumbing	2,764	6	2,637	6	2,386	5
Building materials	2,727	6	2,861	6	2,579	6
Lighting	2,705	5	2,571	5	2,402	5
Tools	2,597	5	2,567	5	2,417	5
Lawn & landscape products	2,446	5	2,266	5	2,002	5
Hardware	2,434	5	2,293	5	2,116	5
Seasonal living	2,266	5	2,228	5	1,997	5
Cabinets & countertops	2,178	4	2,154	4	1,991	5
Home style & organization	2,110	4	2,101	4	2,007	5
Rough plumbing	1,867	4	1,665	3	1,408	3
Outdoor power equipment	1,838	4	1,806	4	1,799	4
Nursery	1,583	3	1,472	3	1,289	3
Rough electrical	1,490	3	1,484	3	1,204	3
Home environment	1,217	3	1,200	3	1,073	2
Other	292	1	229	1	238	1
Totals	$48,283	100%	$46,927	100%	$43,243	100%

Lowe's Companies, Inc.
Selected Financial Data (Unaudited)

Selected Statement of Earnings Data:
(In millions, except per share data)	2007	2006	2005*	2004	2003
Net sales	$48,283	$46,927	$43,243	$36,464	$30,838
Gross margin	16,727	16,198	14,790	12,240	9,533
Earnings from continuing operations	2,809	3,105	2,765	2,167	1,807
Earnings from discontinued operations, net of tax	-	-	-	-	15
Net earnings	2,809	3,105	2,765	2,167	1,822
Basic earnings per share - continuing operations	1.90	2.02	1.78	1.39	1.15
Basic earnings per share – discontinued operations	-	-	-	-	0.01
Basic earnings per share	1.90	2.02	1.78	1.39	1.16
Diluted earnings per share - continuing operations	1.86	1.99	1.73	1.35	1.12
Diluted earnings per share – discontinued operations	-	-	-	-	0.01
Diluted earnings per share	1.86	1.99	1.73	1.35	1.13
Dividends per share	$0.29	$0.18	$0.11	$0.08	$0.06

Selected Balance Sheet Data:
Total assets	$30,869	$27,767	$24,639	$21,101	$18,667
Long-term debt, excluding current maturities	$5,576	$4,325	$3,499	$3,060	$3,678

Note: The selected financial data has been adjusted to present the 2003 disposal of the Contractor Yards as a discontinued operation for all periods.
* Fiscal year 2005 contained 53 weeks, while all other years contained 52 weeks.

Selected Quarterly Data:
(In millions, except per share data)	First	Second	Third	Fourth
2007
Net sales	$12,172	$14,167	$11,565	$10,379
Gross margin	4,259	4,883	3,964	3,620
Net earnings	739	1,019	643	408
Basic earnings per share	0.49	0.68	0.44	0.28
Diluted earnings per share	$0.48	$0.67	$0.43	$0.28

(In millions, except per share data)	First	Second	Third	Fourth
2006
Net sales	$11,921	$13,389	$11,211	$10,406
Gross margin	4,169	4,478	3,865	3,687
Net earnings	841	935	716	613
Basic earnings per share	0.54	0.61	0.47	0.40
Diluted earnings per share	$0.53	$0.60	$0.46	$0.40

Quarterly Stock Price Range and Cash Dividend Payment

	Fiscal 2007			Fiscal 2006			Fiscal 2005
	High	Low	Dividend	High	Low	Dividend	High	Low	Dividend
1st Quarter	$35.74	$29.87	$0.05	$34.83	$30.58	$0.03	$29.99	$25.36	$0.02
2nd Quarter	33.19	27.38	0.08	32.85	26.90	0.05	33.51	25.94	0.03
3rd Quarter	32.53	25.71	0.08	31.55	26.15	0.05	34.48	28.92	0.03
4th Quarter	$26.87	$19.94	$0.08	$34.65	$28.59	$0.05	$34.85	$29.83	$0.03

As of March 28, 2008 there were 31,941 registered holders of Lowe's common stock.