Form 10-K, Exhibit 13
period 2009-01-30
LOWES COMPANIES INC
filed 2009-03-31
CIK 60667

Exhibit 13

-Table of Contents-

Management's Discussion and Analysis of Financial Condition and Results of Operations
Quantitative and Qualitative Disclosures About Market Risk
Disclosure Regarding Forward-Looking Statements
Management's Report on Internal Control Over Financial Reporting
Reports of Independent Registered Public Accounting Firm
Consolidated Statements of Earnings
Consolidated Balance Sheets
Consolidated Statements of Shareholders' Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements
Selected Financial Data
Quarterly Stock Price Range and Cash Dividend Payment

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis summarizes the significant factors affecting our consolidated operating results, financial condition, liquidity and capital resources during the three-year period ended January 30, 2009 (our fiscal years 2008, 2007 and 2006).  Each of the fiscal years presented contains 52 weeks of operating results.  Unless otherwise noted, all references herein for the years 2008, 2007 and 2006 represent the fiscal years ended January 30, 2009, February 1, 2008, and February 2, 2007, respectively.  This discussion should be read in conjunction with the consolidated financial statements and notes to the consolidated financial statements included in this annual report that have been prepared in accordance with accounting principles generally accepted in the United States of America.

EXECUTIVE OVERVIEW

External Factors Impacting Our Business

We entered 2008 knowing a challenging sales environment would pressure our results, but the effects of declining home prices, rising unemployment and tightening credit markets were even greater than anticipated.  Highlighting the impact of the current economic environment on our business, comparable store sales declined 7.2% in 2008, while gross margin declined 43 basis points versus the prior year.  The economic pressures on consumers intensified in the fourth quarter as unemployment swelled, resulting in a further decline in consumer confidence and consumer spending.  In fact, consumer spending continued to contract at the fastest rate in over 25 years.  For the fourth quarter of 2008, comparable store sales declined 9.9%, while gross margin declined 115 basis points versus the fourth quarter of 2007.

During the fourth quarter 2008 holiday season, as consumer spending contracted substantially, we knew that competition for sales would be intense in certain categories where we compete with a broader group of retailers.  During one of the most promotional holiday seasons in memory, we chose to be proactive and move more quickly and deeply than originally planned with our seasonal merchandise markdowns.  We also accelerated our exit strategy for the majority of our wallpaper product group.  These more aggressive merchandise markdowns pressured gross margin in the fourth quarter of 2008, but improved our inventory position heading into 2009.  We expect our first quarter 2009 gross margin to recover and be down only slightly compared to the first quarter of 2008.

For the year, we estimate that the discretionary component of our sales declined to approximately one-third of total sales, down from approximately 45% in 2006, as the number and size of discretionary projects continued to decline.  This hesitancy to invest in larger discretionary projects led to a decline of 9% in comparable store sales for tickets above $500 during the year.  However, tickets below $50 experienced only a 2% decline in comparable store sales in 2008, evidence of the relative strength of smaller-ticket items.

The sales environment remains challenging, and the external pressures facing our industry will continue in 2009.  The potential for a recovery in demand during 2009 is primarily dependent on factors beyond our control, with stabilizing employment statistics being one of the most important in restoring consumer spending.  With the uncertainty in the current environment, we remain focused on effectively deploying capital, controlling expenses and capturing profitable market share.

Effectively Deploying Capital

We have looked critically at our capital plan for 2009 and have reduced our planned store openings to 60 to 70 stores, inclusive of approximately five store openings in Canada and two store openings in Mexico.  This is down from 115 store openings in 2008.  The reduction in store openings is in response to the challenging economic environment in markets across the U.S.  We are also rationalizing other capital spending, including our store remerchandising efforts, to ensure an appropriate return on our investment.  These changes have reduced our capital plan to $2.5 billion in 2009, a reduction of $1.1 billion compared to our capital spending in 2008.

Additionally, where appropriate, we have adjusted our store format in large and midsized markets as part of an overall effort to better leverage our invested capital.  Over the last few years, we have utilized a 103,000-square-foot (103K) store format, which is approximately 12% smaller than our 117,000-square-foot format, in a number of size-constrained metropolitan locations.  This decrease in store size provided an average reduction in spending of $2 million per store and will provide an ongoing reduction in utility and maintenance costs.  In 2009, we will continue to increase the proportion of new stores utilizing the 103K store format, and in the future we plan to utilize the 103K store format for the majority of our projects.

Our centralized distribution network has always been fundamental to our success.  Our network consists of 14 regional distribution centers (RDCs); 15 flatbed distribution centers (FDCs); four facilities to support our import business, Special Order Sales, and internet fulfillment; and three transload facilities.  This network allows us to deliver the right products to the right stores at the right time.  We will continue to upgrade our logistics and distribution processes and systems to better integrate our planning and execution.  This allows us to continue to manage our inventory investment, drive efficiencies in our distribution network, and evolve the process that continues to be one of our competitive advantages.

Controlling Expenses

Our largest expense is payroll, and we strive to keep payroll hours in our stores proportionate to sales volumes and, even more specifically, to the sales volumes of individual departments within our stores.  Our goal is to manage our payroll expense without sacrificing customer service, which is accomplished with the staffing model we have built over many years.  The staffing model is reviewed regularly to incorporate improvements and efficiencies we have implemented that have allowed us to move non-selling hours to selling hours.  Examples of such improvements in 2008 include our Freight Flow initiative that took best practices from our receiving process and implemented them across the chain.  In addition, during 2008, we reduced store hours in some of our slower sales markets when Daylight Saving Time ended, which allowed us to reallocate hours in affected stores to the busier times of the day.  As a result of these improvements, we have updated our staffing model for 2009, reducing the required hours and reducing the base hours threshold without reducing customer facing hours.  We will continue to monitor our service levels closely throughout 2009 to ensure these changes to our staffing model do not negatively impact customer service.

We have also reviewed our physical inventory process to identify process improvements and cost savings.  The majority of our stores has historically had two physical inventories per year; however, during the past several years our inventory shrink control initiatives have yielded solid results.  As a result, we began a test of conducting one physical inventory in our better-performing stores.  Over the past four years, we have slowly increased the number of stores with one physical inventory and have experienced no noticeable increases in those stores’ shrink results.  Therefore, we are moving additional stores to one inventory per year in 2009, which will save approximately $10 million.

As we have further penetrated U.S. markets, our increased store density has allowed us to leverage our district and regional staff.  During the past two years, we have added 268 stores but only one region and 15 districts, increasing the average store count per district from eight to nine and the average store count per region from 66 to 75.  Additionally, we have expanded the coverage of our area operations and area loss prevention managers, increasing the average number of stores covered by each manager by more than three stores, rather than adding headcount in these positions.  We are confident that we will continue to have the oversight needed to ensure consistent and effective application of our policies and procedures, while reducing expenses.

Over the past three years, we have managed our corporate staffing, primarily through attrition, to match the slowing sales environment.  By filling only the most needed positions, we have effectively had a corporate-level hiring freeze for nearly two years.  As a result, we have frozen or left unfilled almost 400 positions at the corporate office in 2008.  As a measure of our efforts to ensure appropriate management of our corporate infrastructure, over the past two years our store count and selling square footage have each grown by over 19% while our corporate staff has grown by less than 5%.

Lastly, over the past two years, we have reduced our marketing spend by $84 million.  This was the result of significant reductions in mass media as the Lowe’s brand gained national awareness and market share, and more targeted advertising, including the USPS New Movers program and various multicultural programs.

Capturing Profitable Market Share

Our goal remains to drive profitable market share gains during these challenging times.  According to third-party estimates, we gained approximately 300 basis points of total store unit market share during the home improvement industry downturn which began three years ago.  This is evidence of our compelling product offering, commitment to customer service and our ability to capitalize on the evolving competitive landscape.

We continue to refine and improve our “Customer Focused” program, which measures each store’s performance relative to key components of customer satisfaction, including selling skills, delivery, Installed Sales and checkout experience.  Our customer service scores, measured by our quarterly Customer Focused process, have never been higher.  We know that the foundation of our success is our people, and this difficult economic environment has provided us the opportunity to both hire and retain great people.  Over the past two years, we have seen the average tenure of a Lowe’s store manager increase by almost eight months from an average of slightly over seven years to an average of almost eight years.  Additionally, the average tenure of the other members of the store management team has increased nearly nine months over that time period.  We are confident that we will continue to build a solid and experienced foundation to provide excellent service and drive sales today, and when the economic environment begins to improve.

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

			Basis Point Increase / (Decrease) in Percentage of Net Sales from Prior Year	Percentage Increase / (Decrease) in Dollar Amounts from Prior Year
	2008	2007	2008 vs. 2007	2008 vs. 2007
Net sales	100.00%	100.00%	N/A	(0.1)%
Gross margin	34.21	34.64	(43)	(1.3)
Expenses:
Selling, general and administrative	22.96	21.78	118	5.3
Store opening costs	0.21	0.29	(8)	(27.5)
Depreciation	3.19	2.83	36	12.7
Interest - net	0.58	0.40	18	44.3
Total expenses	26.94	25.30	164	6.4
Pre-tax earnings	7.27	9.34	(207)	(22.3)
Income tax provision	2.72	3.52	(80)	(23.0)
Net earnings	4.55%	5.82%	(127)	(21.8)%

			Basis Point Increase / (Decrease) in Percentage of Net Sales from Prior Year	Percentage Increase / (Decrease) in Dollar Amounts from Prior Year
	2007	2006	2007 vs. 2006	2007 vs. 2006
Net sales	100.00%	100.00%	N/A	2.9%
Gross margin	34.64	34.52	12	3.3
Expenses:
Selling, general and administrative	21.78	20.75	103	8.0
Store opening costs	0.29	0.31	(2)	(3.9)
Depreciation	2.83	2.48	35	17.5
Interest - net	0.40	0.33	7	26.4
Total expenses	25.30	23.87	143	9.1
Pre-tax earnings	9.34	10.65	(131)	(9.7)
Income tax provision	3.52	4.03	(51)	(10.1)
Net earnings	5.82%	6.62%	(80)	(9.5)%

Other Metrics	2008	2007	2006
Comparable store sales (decrease)/increase [1]	(7.2)%	(5.1)%	0.0%
Total customer transactions (in millions)	740	720	680
Average ticket [2]	$65.15	$67.05	$68.98

At end of year:
Number of stores	1,649	1,534	1,385
Sales floor square feet (in millions)	187	174	157
Average store size selling square feet (in thousands) [3]	113	113	113

Return on average assets [4]	6.8%	9.5%	11.7%
Return on average shareholders' equity [5]	12.7%	17.7%	20.8%

1 We define a comparable store as a store that has been open longer than 13 months.  A store that is identified for relocation is no longer considered comparable one month prior to its relocation.  The relocated store must then remain open longer than 13 months to be considered comparable. The comparable store sales increase for 2006 included in the preceding table was calculated using sales for a comparable 52-week period, since fiscal year 2005 contained 53 weeks.
2 We define average ticket as net sales divided by the total number of customer transactions.
3 We define average store size selling square feet as sales floor square feet divided by the number of stores open at the end of the period.
4 Return on average assets is defined as net earnings divided by average total assets for the last five quarters.
5 Return on average shareholders’ equity is defined as net earnings divided by average shareholders’ equity for the last five quarters.

Fiscal 2008 Compared to Fiscal 2007

Net sales – Reflective of the challenging sales environment, net sales decreased 0.1% to $48.2 billion in 2008.  Comparable store sales declined 7.2% in 2008 compared to a decline of 5.1% in 2007.  Total customer transactions increased 2.8% compared to 2007, driven by our store expansion program.  However, average ticket decreased 2.8% to $65.15, as a result of fewer project sales.  Comparable store customer transactions declined 4.1%, and comparable store average ticket declined 3.1% compared to 2007.

The sales weakness we continued to experience was most pronounced in larger discretionary projects and was the result of dramatic reductions in consumer spending.  Certain of our project categories, including cabinets & countertops and millwork, had double-digit declines in comparable store sales for the year.  These two project categories together with flooring were approximately 17% of our total sales in 2008.  This is comparable to 2002 levels, after having peaked at nearly 18.5% in 2006.  We also experienced continued weakness in certain of our style categories, such as fashion plumbing, lighting and windows & walls.  These product categories are also typically more discretionary in nature and delivered double-digit declines in comparable store sales for the year.

Due to consumers’ hesitancy to take on larger discretionary projects, we experienced mixed results within Specialty Sales during the year.  Special Order Sales delivered a 9.5% decline in comparable store sales, due to continued weakness in cabinets & countertops, fashion plumbing, lighting and millwork.  Installed Sales performed above our average comparable store sales change with a decline of 6.0% for 2008.  However, we experienced low-double-digit declines in comparable store sales in the third and fourth quarters of 2008 as the economic environment worsened.  Commercial Business Customer sales have continued to deliver above-average comparable store sales throughout this industry downturn as a result of our targeted efforts to focus on the professional tradesperson, property maintenance professional and the repair/remodeler.

We experienced solid sales performance due to increased demand for hurricane-related products, which helped drive a comparable store sales increase in building materials and above-average comparable store sales changes in outdoor power equipment and hardware.  Favorable comparisons due to last year’s drought conditions contributed to above-average comparable store sales changes in our lawn & landscape products and nursery categories.  The continued willingness of homeowners to take on smaller projects to improve their outdoor space and maintain their homes also contributed to the above-average comparable store sales change in our nursery category, as well as in paint and home environment.  Other categories that performed above our average comparable store sales change included appliances and rough plumbing, while flooring and seasonal living performed at approximately the overall corporate average.

From a geographic market perspective, we experienced a wide range of comparable store sales performance during the first three quarters of 2008.  Markets in the Western U.S. and Florida, which include some of the markets most pressured by the declining housing market, experienced double-digit declines in comparable store sales during each of the first three quarters of the year.  Contrasting those markets we saw solid sales results in our markets in Texas, Oklahoma, certain areas of the Northeast and parts of the upper Midwest and Ohio Valley during the same period.  However, in the fourth quarter of 2008, the economic pressures on consumers intensified as unemployment swelled, resulting in a further decline in consumer confidence and consumer spending.  This impacted all of our geographic markets, and resulted in a comparable store sales decline of 9.9% for the fourth quarter, compared to a decline of 7.2% for the year.

Gross margin - For 2008, gross margin of 34.21% represented a 43-basis-point decrease from 2007.  This decrease was primarily driven by carpet installation and other promotions, which negatively impacted gross margin by approximately 21 basis points.  We also saw a decline of approximately 14 basis points due to higher fuel prices during the first half of the year and de-leverage in distribution fixed costs.  Additionally, markdowns associated with our decision to exit wallpaper reduced gross margin by approximately three basis points.  The de-leverage from these factors was partially offset by a positive impact of approximately 12 basis points from lower inventory shrink and approximately four basis points attributable to the mix of products sold.

For the fourth quarter of 2008, gross margin of 33.73% represented a 115-basis-point decrease from the fourth quarter of 2007.  This decrease was driven by a number of factors.  We experienced elevated promotional activity in many product categories as competitors initiated inventory-clearing promotions in the quarter.  To protect our customer franchise and our price image, we matched various competitor offers during the quarter which negatively impacted gross margin by approximately 50 basis points.  In addition, our efforts to clear seasonal inventory in our seasonal living and tools categories impacted gross margin by approximately 30 and 20 basis points, respectively.  Also, markdowns associated with our decision to exit wallpaper reduced gross margin by approximately 15 basis points.  Higher fuel prices increased cost of goods sold and negatively impacted gross margin by approximately 10 basis points.  Slightly offsetting these items was a positive impact of 14 basis points from lower inventory shrink.

SG&A - The increase in SG&A as a percentage of sales from 2007 to 2008 was primarily driven by de-leverage of 70 basis points in store payroll. As sales per store declined, additional stores met the base staffing hours threshold, which increased the proportion of fixed-to-total payroll.  Although this created short-term pressure on earnings, in the long-term it ensures that we maintain the high service levels that customers have come to expect from Lowe’s.  The resulting de-leverage in store payroll was partially offset by leverage of 31 basis points of in-store service expense, due to the shifting of certain tasks from third-party, in-store service groups to store employees.  The offsetting impact of these two factors resulted in net de-leverage of 39 basis points.  We  experienced de-leverage of approximately 21 basis points in fixed expenses such as property taxes, utilities and rent during the year as a result of softer sales.  Additionally, we experienced 11 basis points of de-leverage associated with the write-off of new store projects that we are no longer pursuing and a long-lived asset impairment charge for open stores.  We also experienced de-leverage of approximately nine basis points in bonus expense attributable to higher achievement against performance targets this year, and de-leverage of seven basis points in retirement plan expenses due to changes in the 401(k) Plan that increased our matching contribution relative to the prior year.

Store opening costs - Store opening costs, which include payroll and supply costs incurred prior to store opening as well as grand opening advertising costs, totaled $102 million in 2008, compared to $141 million in 2007.  These costs are associated with the opening of 115 new stores in 2008, as compared with the opening of 153 stores in 2007 (149 new and four relocated).  Store opening costs for stores opened during the year averaged approximately $0.8 million and $0.9 million per store in 2008 and 2007, respectively.  Because store opening costs are expensed as incurred, the timing of expense recognition fluctuates based on the timing of store openings.

Depreciation - Depreciation de-leveraged 36 basis points as a percentage of sales in 2008.  This de-leverage was driven by the addition of 115 new stores in 2008 and the comparable store sales decline.  Property, less accumulated depreciation, increased to $22.7 billion at January 30, 2009, compared to $21.4 billion at February 1, 2008.  At January 30, 2009, we owned 88% of our stores, compared to 87% at February 1, 2008, which includes stores on leased land.

Interest - Net interest expense is comprised of the following:

(In millions)	2008	2007
Interest expense, net of amount capitalized	$314	$230
Amortization of original issue discount and loan costs	6	9
Interest income	(40)	(45)
Interest - net	$280	$194

Interest expense increased primarily as a result of the September 2007 $1.3 billion debt issuance and lower capitalized interest associated with fewer stores under construction.

Income tax provision - Our effective income tax rate was 37.4% in 2008 versus 37.7% in 2007.  The decrease in the effective tax rate was due to an increase in federal and state tax credits as a percentage of taxable income in 2008 versus the prior year.

Fiscal 2007 Compared to Fiscal 2006

Net sales – Sales increased 2.9% to $48.3 billion in 2007.  The increase in sales was driven primarily by our store expansion program.  We opened 153 stores in 2007, including four relocations, and ended the year with 1,534 stores in the U.S. and Canada.  However, a challenging sales environment led to a decline in comparable store sales of 5.1% in 2007 versus flat comparable store sales in 2006.  Total customer transactions increased 5.9% compared to 2006, while average ticket decreased 2.8% to $67.05, a reflection of fewer project sales.  Comparable store customer transactions declined 1.8%, and comparable store average ticket declined 3.3% compared to 2006.

Comparable store sales declined 6.3%, 2.6%, 4.3% and 7.6% in the first, second, third and fourth quarters of 2007, respectively.  Our industry was pressured by the soft housing market, the tight mortgage market, continued deflationary pressures from lumber and plywood, and unseasonable weather, including the exceptional drought in certain areas of the U.S.  From a geographic market perspective, we continued to see dramatic differences in performance.  Our worst-performing markets included those areas that had been most impacted by the dynamics of the housing market, including California and Florida.  These areas and the Gulf Coast reduced our comparable store sales by approximately 250 basis points for the year.  Contrasting with those markets, we saw relatively better comparable store sales performance in our markets in the central U.S., which have had less impact from the housing market. Two of these markets, which include areas of Texas and Oklahoma, delivered positive comparable store sales in 2007 and had a positive impact on our comparable store sales of approximately 100 basis points for the year.

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

Gross margin - For 2007, gross margin of 34.64% represented a 12-basis-point increase over 2006.  This increase as a percentage of sales was primarily driven by 13 basis points related to positive product mix shifts, 11 basis points related to increased penetration of imported goods and five basis points of improved inventory shrink results.  This leverage was partially offset by de-leverage of 13 basis points in transportation costs primarily attributable to rising fuel costs, and seven basis points as a result of start-up costs for new distribution facilities.

SG&A - The increase in SG&A as a percentage of sales from 2006 to 2007 was primarily driven by de-leverage of 67 basis points in store payroll as a result of the weak sales environment. As sales per store declined, stores were meeting our minimum staffing hours threshold which increased the proportion of fixed-to-total payroll.  In addition, we saw de-leverage of eight basis points in retirement plan expenses as a result of changes to the 401(k) Plan to replace the performance match program with an increased baseline match.  No performance match was earned in 2006.  We also had de-leverage in fixed expenses such as rent, utilities and property taxes as a result of softer sales.  These items were partially offset by leverage of 23 basis points in advertising expense, primarily attributable to reduced spending on tab production and distribution, and national television advertising.

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

Interest - Net interest expense is comprised of the following:

(In millions)	2007	2006
Interest expense, net of amount capitalized	$230	$200
Amortization of original issue discount and loan costs	9	6
Interest income	(45)	(52)
Interest - net	$194	$154

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

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Inventory

At January 30, 2009, merchandise inventory was $8.2 billion compared to $7.6 billion at February 1, 2008, an increase of 7.9%.  The increase was primarily due to sales floor square footage growth of 7.2%, the timing associated with in-transit inventory, and an increase in distribution center inventory associated with the opening of our fourteenth RDC in Pittston, Pennsylvania.  At January 30, 2009, we also had already stocked or were in the process of stocking new stores scheduled to open in early 2009.  We opened 13 new stores in the first few weeks of 2009 compared to four in the first few weeks of 2008.  Comparable store inventory was down 2.9% at January 30, 2009 compared to the prior year.  We took aggressive steps to sell-through seasonal inventory in the fourth quarter of 2008, improving our inventory position entering 2009, and we have taken a cautious approach when building our spring seasonal inventory as we anticipate a continuation of the challenging sales environment.

Cash Flows

The following table summarizes the components of the consolidated statements of cash flows. This table should be read in conjunction with the following discussion and analysis and the consolidated financial statements, including the related notes to the consolidated financial statements:

(In millions)	2008	2007	2006
Net cash provided by operating activities	$4,122	$4,347	$4,502
Net cash used in investing activities	(3,226)	(4,123)	(3,715)
Net cash used in financing activities	(939)	(307)	(846)
Effect of exchange rate changes on cash	7	-	-
Net decrease in cash and cash equivalents	(36)	(83)	(59)
Cash and cash equivalents, beginning of year	281	364	423
Cash and cash equivalents, end of year	$245	$281	$364

Cash flows from operating activities continue to provide the primary source of our liquidity.  The change in cash flows from operating activities in 2008 compared to 2007 resulted primarily from decreased net earnings and an increase in inventory.  This change was partially offset by an increase in accounts payable, which is a result of our continued efforts to improve vendor payment terms.  The change in cash flows from operating activities in 2007 compared to 2006 resulted primarily from decreased net earnings and an increase in inventory as a result of our store expansion program, partially offset by an increase in deferred revenue associated with our extended warranty program.

The primary component of net cash used in investing activities continues to be opening new stores, investing in existing stores through resets and remerchandising, and investing in our distribution center and corporate infrastructure, including enhancements to our information technology systems.  Cash acquisitions of property were $3.3 billion in 2008, $4.0 billion in 2007 and $3.9 billion in 2006.  The January 30, 2009, retail selling space of 187 million square feet represented a 7.2% increase over February 1, 2008.  The February 1, 2008, retail selling space of 174 million square feet represented a 10.9% increase over February 2, 2007.

The change in cash flows from financing activities in 2008 compared to 2007 primarily related to a $2.9 billion decrease in cash flows associated with net borrowing activities, partially offset by a $2.3 billion decrease in repurchases under our share repurchase program.  The change in cash flows from financing activities in 2007 compared to 2006 resulted primarily from a $1.3 billion increase in cash flows associated with net borrowing activities.  This was partially offset by a $538 million increase in share repurchases and an increase in dividends paid from $0.18 per share in 2006 to $0.29 per share in 2007.  The ratio of debt to equity plus debt was 25.1% and 29.3% as of January 30, 2009, and February 1, 2008, respectively.

Sources of Liquidity

In addition to our cash flows from operations, additional liquidity is provided by our short-term borrowing facilities.  We have a $1.75 billion senior credit facility that expires in June 2012.  The senior credit facility supports our commercial paper and revolving credit programs.  The senior credit facility has a $500 million letter of credit sublimit.  Amounts outstanding under letters of credit reduce the amount available for borrowing under the senior credit facility.  Borrowings made are unsecured and are priced at fixed rates based upon market conditions at the time of funding in accordance with the terms of the senior credit facility. The senior credit facility contains certain restrictive covenants, which include maintenance of a debt leverage ratio, as defined by the senior credit facility.  We were in compliance with those covenants at January 30, 2009.  Nineteen banking institutions are participating in the senior credit facility.  As of January 30, 2009, there was $789 million outstanding under the commercial paper program, all of which was issued in the fourth quarter.

The weighted-average interest rate on the outstanding commercial paper was 0.84%.  As of January 30, 2009, there were no letters of credit outstanding under the senior credit facility.

In addition, we had standby and documentary letters of credit issued through other banking arrangements which totaled $224 million as of January 30, 2009, and $299 million as of February 1, 2008. Commitment fees ranging from 0.225% to 0.50% per annum are paid on the letters of credit amounts outstanding.

We had a Canadian dollar (C$) denominated credit facility in the amount of C$200 million that expired March 30, 2009.  The outstanding borrowings at expiration were repaid with net cash provided by operating activities.  This credit facility was established for the purpose of funding the construction of retail stores and for working capital and other general corporate purposes in Canada.  Borrowings made were unsecured and were priced at fixed rates based upon market conditions at the time of funding in accordance with the terms of the credit facility.  The credit facility contained certain restrictive covenants, which included maintenance of a debt leverage ratio as defined by the credit facility.  We were in compliance with those covenants at January 30, 2009.  Three banking institutions participated in the credit facility.  As of January 30, 2009, there was C$199 million, or the equivalent of $162 million, outstanding under the credit facility.  The weighted-average interest rate on the short-term borrowings was 2.65%.

We also have a C$ denominated credit facility in the amount of C$50 million that provides revolving credit support for our Canadian operations.  This uncommitted credit facility provides us with the ability to make unsecured borrowings which are priced at fixed rates based upon market conditions at the time of funding in accordance with the terms of the credit facility.  As of January 30, 2009, there was C$44 million, or the equivalent of $36 million, outstanding under the credit facility.  The weighted-average interest rate on the short-term borrowings was 1.60%.

Our debt ratings at January 30, 2009, were as follows:

Current Debt Ratings	S&P	Moody’s	Fitch
Commercial Paper	A1	P1	F1
Senior Debt	A+	A1	A+
Outlook	Stable	Stable	Negative

We believe that net cash provided by operating and financing activities will be adequate for our expansion plans and for our other operating requirements over the next 12 months.  The availability of funds through the issuance of commercial paper or new debt or the borrowing cost of these funds could be adversely affected due to a debt rating downgrade, which we do not expect, or a deterioration of certain financial ratios.  In addition, continuing volatility in the global capital markets may affect our ability to access those markets for additional borrowings or increase costs associated with those borrowings.  There are no provisions in any agreements that would require early cash settlement of existing debt or leases as a result of a downgrade in our debt rating or a decrease in our stock price.

Cash Requirements

Capital expenditures

Our 2009 capital budget is approximately $2.5 billion, inclusive of approximately $300 million of lease commitments, resulting in a net cash outflow of $2.2 billion in 2009.  Approximately 72% of this planned commitment is for store expansion.  Our expansion plans for 2009 consist of 60 to 70 new stores and are expected to increase sales floor square footage by approximately 4%.  Approximately 98% of the 2009 projects will be owned, which includes approximately 35% ground-leased properties.

At January 30, 2009, we owned and operated 14 RDCs.  We opened a new RDC in Pittston, Pennsylvania, in 2008.  At January 30, 2009, we also operated 15 FDCs for the handling of lumber, building materials and other long-length items.  We opened a new FDC in Purvis, Mississippi, in 2008.  We are confident that our current distribution network has the capacity to ensure that our stores remain in stock and that customer demand is met.

Debt and capital

On June 30, 2008, we redeemed for cash approximately $19 million principal amount, $14 million carrying amount, of our convertible notes issued in February 2001, which represented all remaining notes outstanding of such issue, at a price equal to the sum of the issuance price plus accrued original issue discount of such notes as of the redemption date ($730.71 per note).  From their issuance through the redemption, principal amounts of $986 million, or approximately 98%, of our February 2001 convertible notes were converted from debt to equity.  During 2008, an insignificant amount was converted from debt to equity.

On June 25, 2008, we completed a single open-market repurchase of approximately $187 million principal amount, $164 million carrying amount, of our senior convertible notes issued in October 2001 at a price of $875.73 per note.  We subsequently redeemed for cash on June 30, 2008, approximately $392 million principal amount, $343 million carrying amount, of our senior convertible notes issued in October 2001, which represented all remaining notes outstanding of such issue, at a price equal to the sum of the issuance price plus accrued original issue discount of such notes as of the redemption date ($875.73 per note).  From their issuance through the redemption, an insignificant amount of our senior convertible notes had converted from debt to equity.

Our share repurchase program is implemented through purchases made from time to time either in the open market or through private transactions.  Shares purchased under the share repurchase program are retired and returned to authorized and unissued status.  During 2008, there were no share repurchases under the share repurchase program.  As of January 30, 2009, we had remaining authorization through fiscal 2009 under the share repurchase program of $2.2 billion.

Our quarterly cash dividend was increased in 2008 to $0.085 per share, a 6% increase over the prior year.

OFF-BALANCE SHEET ARRANGEMENTS

Other than in connection with executing operating leases, we do not have any off-balance sheet financing that has, or is reasonably likely to have, a material, current or future effect on our financial condition, cash flows, results of operations, liquidity, capital expenditures or capital resources.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table summarizes our significant contractual obligations and commercial commitments:

	Payments Due by Period
Contractual Obligations		Less than	1-3	4-5	After 5
(In millions)	Total	1 year	years	years	years
Long-term debt (principal and interest amounts, excluding discount)	$9,256	$294	$1,044	$1,025	$6,893
Capital lease obligations [1]	543	63	122	121	237
Operating leases [1]	6,185	389	777	763	4,256
Purchase obligations [2]	995	620	345	16	14
Total contractual obligations	$16,979	$1,366	$2,288	$1,925	$11,400

	Amount of Commitment Expiration by Period
Commercial Commitments		Less than	1-3	4-5	After 5
(In millions)	Total	1 year	years	years	years
Letters of credit [3]	$224	$220	$4	$-	$-

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

At January 30, 2009, approximately $24 million of the reserve for uncertain tax positions (including penalties and interest) was classified as a current liability.  At this time, we are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months, due to uncertainties in the timing of the effective settlement of tax positions.

LOWE’S BUSINESS OUTLOOK

As of February 20, 2009, the date of our fourth quarter 2008 earnings release, we expected to open 60 to 70 stores during 2009, resulting in total square footage growth of approximately 4%.  We expected total sales in 2009 to range from a decline of 2% to an increase of 2% and comparable store sales to decline 4% to 8%.  Earnings before interest and taxes as a percentage of sales (operating margin) was expected to decline approximately 170 basis points. In addition, store opening costs were expected to be approximately $50 million. Diluted earnings per share of $1.04 to $1.20 were expected for the fiscal year ending January 29, 2010.  Our outlook for 2009 does not assume any share repurchases.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the consolidated financial statements and notes to consolidated financial statements presented in this annual report requires us to make estimates that affect the reported amounts of assets, liabilities, sales and expenses, and related disclosures of contingent assets and liabilities.  We base these estimates on historical results and various other assumptions believed to be reasonable, all of which form the basis for making estimates concerning the carrying values of assets and liabilities that are not readily available from other sources.  Actual results may differ from these estimates.

Our significant accounting policies are described in Note 1 to the consolidated financial statements. We believe that the following accounting policies affect the most significant estimates and management judgments used in preparing the consolidated financial statements.

Merchandise Inventory

Description
We record an inventory reserve for the anticipated loss associated with selling inventories below cost.  This reserve is based on our current knowledge with respect to inventory levels, sales trends and historical experience.  During 2008, our reserve decreased approximately $9 million to $58 million as of January 30, 2009.  We also record an inventory reserve for the estimated shrinkage between physical inventories.  This reserve is based primarily on actual shrinkage results from previous physical inventories.  During 2008, the inventory shrinkage reserve decreased approximately $8 million to $129 million as of January 30, 2009.

Judgments and uncertainties involved in the estimate
We do not believe that our merchandise inventories are subject to significant risk of obsolescence in the near term, and we have the ability to adjust purchasing practices based on anticipated sales trends and general economic conditions. However, changes in consumer purchasing patterns or a deterioration in product quality could result in the need for additional reserves.  Likewise, changes in the estimated shrink reserve may be necessary, based on the timing and results of physical inventories.  We also apply judgment in the determination of levels of non-productive inventory and assumptions about net realizable value.

Effect if actual results differ from assumptions
We have not made any material changes in the methodology used to establish our inventory valuation or the related reserves during the past three fiscal years.  We believe that we have sufficient current and historical knowledge to record reasonable estimates for both of these inventory reserves.  However, it is possible that actual results could differ from recorded reserves.  A 10% change in our obsolete inventory reserve would have affected net earnings by approximately

$4 million for 2008.  A 10% change in our estimated shrinkage reserve would have affected net earnings by approximately $8 million for 2008.

Long-Lived Asset Impairment

Description

We review the carrying amounts of long-lived assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

For long-lived assets held-for-use, a potential impairment has occurred if projected future undiscounted cash flows expected to result from the use and eventual disposition of the assets are less than the carrying value of the assets.  An impairment loss is recognized when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value.  We estimate fair value based on projected future discounted cash flows from the use and eventual disposition of the assets.

For long-lived assets to be abandoned, we consider the asset to be disposed of when it ceases to be used.  Until it ceases to be used, we continue to classify the assets as held-for-use and test for potential impairment accordingly.

For long-lived assets held-for-sale, an impairment charge is recorded if the carrying amount of the asset exceeds its fair value less cost to sell.  Fair value is based on a market appraisal or a valuation technique that considers various factors, including local market conditions.

We recorded long-lived asset impairment charges of $21 million during 2008, including $16 million for operating stores and $5 million for relocated stores, closed stores and other excess properties.

Judgments and uncertainties involved in the estimate
Our impairment loss calculations require us to apply judgment in estimating expected future cash flows, including estimated sales, margin and expense growth rates and assumptions about market performance.  We also apply judgment in estimating asset fair values, including the selection of a discount rate that reflects the risk inherent in our current business model.

Effect if actual results differ from assumptions
We have not made any material changes in the methodology used to establish the carrying amounts of long-lived assets during the past three fiscal years.  If actual results are not consistent with the assumptions and judgments used in estimating future cash flows and asset fair values, actual impairment losses could vary positively or negatively from estimated impairment losses.  Of our 1,649 operating stores, only 15 stores were at risk for impairment.  We recorded impairment charges on three stores whose carrying amounts were deemed not recoverable and exceeded the respective fair values.  A 10% decrease in the estimated cash flows associated with long-lived assets evaluated for impairment would have decreased net earnings by approximately $7 million for 2008.  A 10% increase in the estimated cash flows associated with long-lived assets evaluated for impairment would have increased net earnings by approximately $4 million for 2008.

Self-Insurance

Description
We are self-insured for certain losses relating to workers’ compensation; automobile; property; general and product liability; extended warranty; and certain medical and dental claims.  Self-insurance claims filed and claims incurred but not reported are accrued based upon our estimates of the discounted ultimate cost for self-insured claims incurred using actuarial assumptions followed in the insurance industry and historical experience.  During 2008, our self-insurance liability increased approximately $80 million to $751 million as of January 30, 2009.

Judgments and uncertainties involved in the estimate
These estimates are subject to changes in the regulatory environment; utilized discount rate; payroll; sales; and vehicle units; as well as the frequency, lag and severity of claims.

Effect if actual results differ from assumptions
We have not made any material changes in the methodology used to establish our self-insurance liability during the past three fiscal years.  Although we believe that we have the ability to reasonably estimate losses related to claims, it is possible that actual results could differ from recorded self-insurance liabilities.  A 10% change in our self-insurance liability would have affected net earnings by approximately $47 million for 2008.  A 100 basis point change in our discount rate would have affected net earnings by approximately $13 million for 2008.

Revenue Recognition

Description
See Note 1 to the consolidated financial statements for a complete discussion of our revenue recognition policies.  The following accounting estimates relating to revenue recognition require management to make assumptions and apply judgment regarding the effects of future events that cannot be determined with certainty.

Revenues from stored value cards, which include gift cards and returned merchandise credits, are deferred and recognized when the cards are redeemed.  We recognize income from unredeemed stored value cards at the point at which redemption becomes remote.  Our stored value cards have no expiration date or dormancy fees.  Therefore, to determine when redemption is remote, we analyze an aging of the unredeemed cards based on the date of last stored value card use. The deferred revenue associated with outstanding stored value cards decreased $39 million to $346 million as of January 30, 2009.  We recognized $21 million of income from unredeemed stored value cards in 2008.

We sell separately-priced extended warranty contracts under a Lowe’s-branded program for which we are ultimately self-insured.  We recognize revenues from extended warranty sales on a straight-line basis over the respective contract term due to a lack of sufficient historical evidence indicating that costs of performing services under the contracts are incurred on other than a straight-line basis.  Extended warranty contract terms primarily range from one to four years from the date of purchase or the end of the manufacturer’s warranty, as applicable.  We consistently group and evaluate extended warranty contracts based on the characteristics of the underlying products and the coverage provided in order to monitor for expected losses.  A loss would be recognized if the expected costs of performing services under the contracts exceeded the amount of unamortized acquisition costs and related deferred revenue associated with the contracts.  Deferred revenues associated with the extended warranty contracts increased $72 million to $479 million as of January 30, 2009.

We record a reserve for anticipated merchandise returns through a reduction of sales and cost of sales in the period that the related sales are recorded. We use historical return levels to estimate return rates.  This, along with historical margin rates, is applied to sales and cost of sales during the estimated average return period. During 2008, the merchandise returns reserve decreased $2 million to $49 million as of January 30, 2009.

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

For the reserve for anticipated merchandise returns, there is judgment inherent in our estimates of historical return levels and margin rates, and in the determination of the average return period.

Effect if actual results differ from assumptions
We have not made any material changes in the methodology used to recognize income related to unredeemed stored value cards during the past three fiscal years.  We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to recognize income related to unredeemed stored value cards.  However, if actual results are not consistent with our estimates or assumptions, we may incur additional income or expense.  A 10% change in the estimate of unredeemed stored value cards for which redemption is considered remote would have affected net earnings by approximately $4 million in 2008.

We have not made any material changes in the methodology used to recognize revenue on our extended warranty contracts during the past three fiscal years.  We currently do not anticipate incurring any losses on our extended warranty contracts.  Although we believe that we have the ability to adequately monitor and estimate expected losses under the extended warranty contracts, it is possible that actual results could differ from our estimates.  In addition, if future evidence indicates that the costs of performing services under these contracts are incurred on other than a straight-line basis, the timing of revenue recognition under these contracts could change.  A 10% change in the amount of revenue recognized in 2008 under these contracts would have affected net earnings by approximately $8 million.

We have not made any material changes in the methodology used to estimate sales returns during the past three fiscal years.  We believe we have sufficient current and historical knowledge to record reasonable estimates of sales returns.  However, it is possible that actual returns could differ from our estimates.  A 10% change in actual return rates would have affected net earnings for 2008 by approximately $3 million.  A 10% change in the average return period would have affected net earnings for 2008 by approximately $2 million.

Vendor Funds

Description
We receive funds from vendors in the normal course of business, principally as a result of purchase volumes, sales, early payments or promotions of vendors’ products.

Vendor funds are treated as a reduction of inventory cost, unless they represent a reimbursement of specific, incremental and identifiable costs that we incurred to sell the vendor’s product. Substantially all of the vendor funds that we receive do not meet the specific, incremental and identifiable criteria. Therefore, we treat the majority of these funds as a reduction in the cost of inventory as the amounts are accrued, and recognize these funds as a reduction of cost of sales when the inventory is sold.

Judgments and uncertainties involved in the estimate
Based on the provisions of the vendor agreements in place, we develop vendor fund accrual rates by estimating the point at which we will have completed our performance under the agreement, and the agreed-upon amounts will be earned.  Due to the complexity and diversity of the individual vendor agreements, we perform analyses and review historical trends throughout the year to ensure the amounts earned are appropriately recorded.  As a part of these analyses, we validate our accrual rates based on actual purchase trends and apply those rates to actual purchase volumes to determine the amount of funds accrued and receivable from the vendor.  Amounts accrued throughout the year could be impacted if actual purchase volumes differ from projected annual purchase volumes, especially in the case of programs that provide for increased funding when graduated purchase volumes are met.

Effect if actual results differ from assumptions
We have not made any material changes in the methodology used to recognize vendor funds during the past three fiscal years.  If actual results are not consistent with the assumptions and estimates used, we could be exposed to additional adjustments that could positively or negatively impact gross margin and inventory.  However, substantially all receivables associated with these activities are collected within the following fiscal year and therefore do not require subjective long-term estimates.  Adjustments to gross margin and inventory in the following fiscal year have historically not been material.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our primary market risk exposure is the potential loss arising from the impact of changing interest rates on long-term debt.  Our policy is to monitor the interest rate risks associated with this debt, and we believe any significant risks could be offset by accessing variable-rate instruments available through our lines of credit.  The following tables summarize our market risks associated with long-term debt, excluding capital leases and other.  The tables present principal cash outflows and related interest rates by year of maturity, excluding unamortized original issue discounts as of January 30, 2009, and February 1, 2008.  The variable interest rate is based on the rate in effect at the end of the year presented.  The fair values included below were determined using quoted market rates or interest rates that are currently available to us for debt with similar terms and remaining maturities.

Long-Term Debt Maturities by Fiscal Year
January 30, 2009

		Average		Average
	Fixed	Interest	Variable	Interest
(Dollars in millions)	Rate	Rate	Rate	Rate
2009	$1	6.15%	$-	-%
2010	501	8.25	18	4.40
2011	1	7.63	-	-
2012	551	5.60	-	-
2013	1	7.64	-	-
Thereafter	3,687	5.99%	-	-%
Total	$4,742		$18
Fair value	$4,635		$18

Long-Term Debt Maturities by Fiscal Year
February 1, 2008

		Average
	Fixed	Interest
(Dollars in millions)	Rate	Rate
2008	$10	7.14%
2009	10	5.36
2010	501	8.25
2011	1	7.61
2012	552	5.61
Thereafter	4,296	5.28%
Total	$5,370
Fair value	$5,406

Credit Risk

Sales generated through our proprietary credit cards are not reflected in our receivables.  General Electric Company and its subsidiaries (GE) own the total portfolio and perform all program-related services.  The agreements provide that we receive funds from or make payments to GE based upon the expected future profits or losses from our proprietary credit cards after taking into account the cost of capital, certain costs of the proprietary credit card program and, subject to contractual limits, the program’s actual loss experience.  Actual losses and operating costs in excess of contractual limits are absorbed by GE.  During 2008 and 2007, costs associated with our proprietary credit card program did not have a material effect on our results of operations.  Although we anticipate reaching our contractual limits for actual losses under the program during 2009, we do not expect that these losses will have a material adverse effect on our results of operations.

Commodity Price Risk

We purchase certain commodity products that are subject to price volatility caused by factors beyond our control.  Our most significant commodity products are lumber and building materials.  Selling prices of these commodity products are influenced, in part, by the market price we pay, which is determined by industry supply and demand.  During 2008 and 2007, lumber price and building materials price movement did not have a material effect on our results of operations.

Foreign Currency Exchange Rate Risk

Although we have international operating entities, our exposure to foreign currency exchange rate fluctuations is not material to our financial condition and results of operations.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

We speak throughout this Annual Report about our future, particularly in the “Letter to Shareholders” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” While we believe our estimates and expectations are reasonable, they are not guarantees of future performance.  Our actual results could differ substantially from our expectations because, for example:

• Our sales are dependent upon the health and stability of the general economy, which remains in a prolonged period of recession that has been made worse by the severe accompanying financial/credit crisis.  Rising unemployment, reduced access to credit and reduced consumer confidence have combined to lead to sharply reduced consumer spending, particularly on many of the discretionary, bigger-ticket products we sell.  We monitor key economic indicators including real disposable personal income, employment, housing turnover and homeownership levels. In addition, changes in the level of repairs, remodeling and additions to existing homes, changes in commercial building activity, and the availability and cost of mortgage financing can impact our business.

• Major weather-related events and unseasonable weather may impact sales of seasonal merchandise.  Prolonged and widespread drought conditions could hurt our sales of lawn and garden and related products.

• Our expansion strategy has been and will continue to be impacted by economic conditions, environmental regulations, local zoning issues, availability and development of land, and more stringent land-use regulations. Furthermore, our ability to secure a highly qualified workforce is an important element to the success of our expansion strategy.

• Our business is highly competitive, and, as we build an increasing percentage of our new stores in larger markets and utilize new sales channels such as the internet, we may face new and additional forms of competition.  Promotional pricing and competitor liquidation activities during recessionary periods such as we are experiencing may increase competition and adversely affect our business.

• The ability to continue our everyday low pricing strategy and provide the products that customers want depends on our vendors providing a reliable supply of products at competitive prices and our ability to effectively manage our inventory. As an increasing number of the products we sell are imported, any restrictions or limitations on importation of such products, political or financial instability in some of the countries from which we import them, or a failure to comply with laws and regulations of those countries from which we import them could interrupt our supply of imported inventory.  The current global recession and credit crisis are adversely affecting the operations and financial stability of some of our vendors by reducing their sales and restricting their access to capital.  We may have to replace some of our smaller vendors, and some of our vendors may not be able to fulfill their financial obligations to us or to do so in a timely manner.

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

Our management, with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our Internal Control as of January 30, 2009. In evaluating our Internal Control, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on our management’s assessment, we have concluded that, as of January 30, 2009, our Internal Control is effective.

Deloitte & Touche LLP, the independent registered public accounting firm that audited the financial statements contained in this report, was engaged to audit our Internal Control. Their report appears on page 27.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Lowe’s Companies, Inc.
Mooresville, North Carolina

We have audited the accompanying consolidated balance sheets of Lowe's Companies, Inc. and subsidiaries (the "Company") as of January 30, 2009 and February 1, 2008, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three fiscal years in the period ended January 30, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at January 30, 2009 and February 1, 2008, and the results of its operations and its cash flows for each of the three fiscal years in the period ended January 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of January 30, 2009, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Charlotte, North Carolina
March 31, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Lowe’s Companies, Inc.
Mooresville, North Carolina

We have audited the internal control over financial reporting of Lowe's Companies, Inc. and subsidiaries (the "Company") as of January 30, 2009 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 30, 2009, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the fiscal year ended January 30, 2009 of the Company and our report dated March 31, 2009 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche LLP

Charlotte, North Carolina
March 31, 2009

Lowe's Companies, Inc.
Consolidated Statements of Earnings

(In millions, except per share and percentage data)	January 30,	%	February 1,	%	February 2,	%
Fiscal years ended on	2009	Sales	2008	Sales	2007	Sales
Net sales (Note 1)	$48,230	100.00%	$48,283	100.00%	$46,927	100.00%

Cost of sales (Note 1)	31,729	65.79	31,556	65.36	30,729	65.48

Gross margin	16,501	34.21	16,727	34.64	16,198	34.52

Expenses:

Selling, general and administrative (Notes 1, 3, 6, 8, 9 and 12)	11,074	22.96	10,515	21.78	9,738	20.75

Store opening costs (Note 1)	102	0.21	141	0.29	146	0.31

Depreciation (Notes 1 and 4)	1,539	3.19	1,366	2.83	1,162	2.48

Interest - net (Notes 10 and 15)	280	0.58	194	0.40	154	0.33

Total expenses	12,995	26.94	12,216	25.30	11,200	23.87

Pre-tax earnings	3,506	7.27	4,511	9.34	4,998	10.65

Income tax provision (Note 10)	1,311	2.72	1,702	3.52	1,893	4.03

Net earnings	$2,195	4.55%	$2,809	5.82%	$3,105	6.62%

Basic earnings per share (Note 11)	$1.51		$1.90		$2.02

Diluted earnings per share (Note 11)	$1.49		$1.86		$1.99

Cash dividends per share	$0.335		$0.290		$0.180

See accompanying notes to consolidated financial statements.

Lowe's Companies, Inc.
Consolidated Balance Sheets

		January 30,	%	February 1,	%
(In millions, except par value and percentage data)		2009	Total	2008	Total
Assets
Current assets:
Cash and cash equivalents (Note 1)		$245	0.7%	$281	0.9%
Short-term investments (Notes 1, 2 and 3)		416	1.3	249	0.8
Merchandise inventory - net (Note 1)		8,209	25.1	7,611	24.6
Deferred income taxes - net (Notes 1 and 10)		166	0.5	247	0.8
Other current assets (Note 1)		215	0.7	298	1.0
Total current assets		9,251	28.3	8,686	28.1
Property, less accumulated depreciation (Notes 1 and 4)		22,722	69.5	21,361	69.2
Long-term investments (Notes 1, 2 and 3)		253	0.8	509	1.7
Other assets (Note 1)		460	1.4	313	1.0
Total assets		$32,686	100.0%	$30,869	100.0%

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings (Note 5)		$987	3.0%	$1,064	3.5%
Current maturities of long-term debt (Note 6)		34	0.1	40	0.1
Accounts payable (Note 1)		4,109	12.6	3,713	12.0
Accrued compensation and employee benefits		434	1.3	467	1.5
Self-insurance liabilities (Note 1)		751	2.3	671	2.2
Deferred revenue (Note 1)		674	2.1	717	2.3
Other current liabilities (Note 1)		1,033	3.1	1,079	3.5
Total current liabilities		8,022	24.5	7,751	25.1
Long-term debt, excluding current maturities (Notes 3, 6 and 12)		5,039	15.4	5,576	18.1
Deferred income taxes - net (Notes 1 and 10)		660	2.0	670	2.2
Other liabilities (Note 1)		910	2.9	774	2.5
Total liabilities		14,631	44.8	14,771	47.9

Commitments and contingencies (Note 13)

Shareholders' equity (Note 7):
Preferred stock - $5 par value, none issued		-	-	-	-
Common stock - $.50 par value;
Shares issued and outstanding
January 30, 2009	1,470
February 1, 2008	1,458	735	2.2	729	2.3
Capital in excess of par value		277	0.8	16	0.1
Retained earnings		17,049	52.2	15,345	49.7
Accumulated other comprehensive (loss) income (Note 1)		(6)	-	8	-
Total shareholders' equity		18,055	55.2	16,098	52.1
Total liabilities and shareholders' equity		$32,686	100.0%	$30,869	100.0%

See accompanying notes to consolidated financial statements.

Lowe's Companies, Inc.
Consolidated Statements of Shareholders' Equity

					Accumulated
			Capital in		Other	Total
	Common Stock		Excess of	Retained	Comprehensive	Shareholders'
(In millions)	Shares	Amount	Par Value	Earnings	(Loss) Income	Equity
Balance February 3, 2006	1,568	$784	$1,320	$12,191	$1	$14,296
Comprehensive income (Note 1):
Net earnings				3,105
Foreign currency translation					(2)
Net unrealized investment gains (Note 3)					2
Total comprehensive income						3,105
Tax effect of non-qualified stock options exercised			21			21
Cash dividends				(276)		(276)
Share-based payment expense (Note 8)			59			59
Repurchase of common stock (Note 7)	(57)	(28)	(1,549)	(160)		(1,737)
Conversion of debt to common stock (Note 6)	4	2	80			82
Employee stock options exercised and restricted stock issued (Note 8)	7	3	96			99
Employee stock purchase plan (Note 8)	3	1	75			76
Balance February 2, 2007	1,525	$762	$102	$14,860	$1	$15,725
Cumulative effect adjustment (Note 10)				(8)		(8)
Comprehensive income (Note 1):
Net earnings				2,809
Foreign currency translation					7
Total comprehensive income						2,816
Tax effect of non-qualified stock options exercised			12			12
Cash dividends				(428)		(428)
Share-based payment expense (Note 8)			99			99
Repurchase of common stock (Note 7)	(76)	(38)	(349)	(1,888)		(2,275)
Conversion of debt to common stock (Note 6)	1	-	13			13
Employee stock options exercised and restricted stock issued (Note 8)	5	3	61			64
Employee stock purchase plan (Note 8)	3	2	78			80
Balance February 1, 2008	1,458	$729	$16	$15,345	$8	$16,098
Comprehensive income (Note 1):
Net earnings				2,195
Foreign currency translation					(13)
Net unrealized investment losses (Note 3)					(1)
Total comprehensive income						2,181
Tax effect of non-qualified stock options exercised			5			5
Cash dividends				(491)		(491)
Share-based payment expense (Note 8)			95			95
Repurchase of common stock	-	-	(8)			(8)
Conversion of debt to common stock (Note 6)	-	-	1			1
Employee stock options exercised
Employee stock options exercised and restricted stock issued (Note 8)	8	4	94			98
Employee stock purchase plan (Note 8)	4	2	74			76
Balance January 30, 2009	1,470	$735	$277	$17,049	$(6)	$18,055

See accompanying notes to consolidated financial statements.

Lowe's Companies, Inc.
Consolidated Statements of Cash Flows

(In millions)	January 30,	February 1,	February 2,
Fiscal years ended on	2009	2008	2007
Cash flows from operating activities:
Net earnings	$2,195	$2,809	$3,105
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	1,667	1,464	1,237
Deferred income taxes	69	2	(6)
Loss on property and other assets	89	51	23
Loss on redemption of long-term debt	8	-	-
Transaction loss from exchange rate changes	3	-	-
Share-based payment expense	95	99	62
Changes in operating assets and liabilities:
Merchandise inventory - net	(611)	(464)	(509)
Other operating assets	31	(64)	(135)
Accounts payable	402	185	692
Other operating liabilities	174	265	33
Net cash provided by operating activities	4,122	4,347	4,502

Cash flows from investing activities:
Purchases of short-term investments	(210)	(920)	(284)
Proceeds from sale/maturity of short-term investments	431	1,183	572
Purchases of long-term investments	(1,148)	(1,588)	(558)
Proceeds from sale/maturity of long-term investments	994	1,162	415
Increase in other long-term assets	(56)	(7)	(16)
Property acquired	(3,266)	(4,010)	(3,916)
Proceeds from sale of property and other long-term assets	29	57	72
Net cash used in investing activities	(3,226)	(4,123)	(3,715)

Cash flows from financing activities:
Net (decrease) increase in short-term borrowings	(57)	1,041	23
Proceeds from issuance of long-term debt	15	1,296	989
Repayment of long-term debt	(573)	(96)	(33)
Proceeds from issuance of common stock under employee stock purchase plan	76	80	76
Proceeds from issuance of common stock from stock options exercised	98	69	100
Cash dividend payments	(491)	(428)	(276)
Repurchase of common stock	(8)	(2,275)	(1,737)
Excess tax benefits of share-based payments	1	6	12
Net cash used in financing activities	(939)	(307)	(846)

Effect of exchange rate changes on cash	7	-	-

Net decrease in cash and cash equivalents	(36)	(83)	(59)
Cash and cash equivalents, beginning of year	281	364	423
Cash and cash equivalents, end of year	$245	$281	$364

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 30, 2009, FEBRUARY 1, 2008 AND FEBRUARY 2, 2007

NOTE 1: Summary of Significant Accounting Policies -

Lowe’s Companies, Inc. and subsidiaries (the Company) is the world's second-largest home improvement retailer and operated 1,649 stores in the United States and Canada at January 30, 2009.  Below are those accounting policies considered by the Company to be significant.

Fiscal Year - The Company’s fiscal year ends on the Friday nearest the end of January.  Each of the fiscal years presented contained 52 weeks. All references herein for the years 2008, 2007 and 2006 represent the fiscal years ended January 30, 2009, February 1, 2008 and February 2, 2007, respectively.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its wholly-owned or controlled operating subsidiaries. All material intercompany accounts and transactions have been eliminated.

Foreign Currency - The functional currencies of the Company’s international subsidiaries are primarily the local currencies of the countries in which the subsidiaries are located. Foreign currency denominated assets and liabilities are translated into U.S. dollars using the exchange rates in effect at the consolidated balance sheet date. Results of operations and cash flows are translated using the average exchange rates throughout the period. The effect of exchange rate fluctuations on translation of assets and liabilities is included as a component of shareholders' equity in accumulated other comprehensive (loss) income. Gains and losses from foreign currency transactions, which are included in selling, general and administrative (SG&A) expense, have not been significant.

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

Investments, exclusive of cash equivalents, with a stated maturity date of one year or less from the balance sheet date or that are expected to be used in current operations, are classified as short-term investments. The Company’s trading securities are also classified as short-term investments.  All other investments are classified as long-term. As of January 30, 2009, investments consisted primarily of money market funds, certificates of deposit, municipal obligations and mutual funds.  Restricted balances pledged as collateral for letters of credit for the Company’s extended warranty program and for a portion of the Company’s casualty insurance and Installed Sales program liabilities are also classified as investments.

The Company maintains investment securities in conjunction with certain employee benefit plans that are classified as trading securities.  These securities are carried at fair market value with unrealized gains and losses included in SG&A expense.  All other investment securities are classified as available-for-sale and are carried at fair market value with unrealized gains and losses included in accumulated other comprehensive (loss) income in shareholders' equity.

Merchandise Inventory - Inventory is stated at the lower of cost or market using the first-in, first-out method of inventory accounting. The cost of inventory also includes certain costs associated with the preparation of inventory for resale, including distribution center costs, and is net of vendor funds.

The Company records an inventory reserve for the anticipated loss associated with selling inventories below cost.  This reserve is based on management’s current knowledge with respect to inventory levels, sales trends and historical experience. Management does not believe the Company’s merchandise inventories are subject to significant risk of obsolescence in the near term, and management has the ability to adjust purchasing practices based on anticipated sales trends and general economic conditions. However, changes in consumer purchasing patterns could result in the need for additional reserves.  The Company also records an inventory reserve for the estimated shrinkage between physical inventories.  This reserve is based primarily on actual shrink results from previous physical inventories.  Changes in the estimated shrink reserve may be necessary based on the timing and results of physical inventories. Management believes it has sufficient current and historical knowledge to record reasonable estimates for both of these inventory reserves.

Derivative Financial Instruments - The Company occasionally utilizes derivative financial instruments to manage certain business risks.  However, the amounts were not material to the Company’s consolidated financial statements in any of the years presented.  The Company does not use derivative financial instruments for trading purposes.

Credit Programs - The majority of the Company’s accounts receivable arises from sales of goods and services to Commercial Business Customers. The Company has an agreement with General Electric Company and its subsidiaries (GE) under which GE purchases at face value new commercial business accounts receivable originated by the Company and services these accounts.  This agreement ends in December 2016, unless terminated sooner by the parties.  The Company accounts for these transfers as sales of accounts receivable.  When the Company sells its commercial business accounts receivable, it retains certain interests in those receivables, including the funding of a loss reserve and its obligation related to GE’s ongoing servicing of the receivables sold.  Any gain or loss on the sale is determined based on the previous carrying amounts of the transferred assets allocated at fair value between the receivables sold and the interests retained. Fair value is based on the present value of expected future cash flows, taking into account the key assumptions of anticipated credit losses, payment rates, late fee rates, GE’s servicing costs and the discount rate commensurate with the uncertainty involved.  Due to the short-term nature of the receivables sold, changes to the key assumptions would not materially impact the recorded gain or loss on the sales of receivables or the fair value of the retained interests in the receivables.

Total commercial business accounts receivable sold to GE were $1.7 billion in 2008 and $1.8 billion in both 2007 and 2006.  During 2008, 2007 and 2006, the Company recognized losses of $38 million, $34 million and $35 million, respectively, on these sales as SG&A expense, which primarily relates to the fair value of the obligations incurred related to servicing costs that are remitted to GE monthly.  At January 30, 2009 and February 1, 2008, the fair value of the retained interests was insignificant and was determined based on the present value of expected future cash flows.

Sales generated through the Company’s proprietary credit cards are not reflected in receivables.  Under an agreement with GE, credit is extended directly to customers by GE.  All credit-program-related services are performed and controlled directly by GE.  The Company has the option, but no obligation, to purchase the receivables at the end of the agreement in December 2016.  Tender costs, including amounts associated with accepting the Company’s proprietary credit cards, are recorded in SG&A expense in the consolidated statements of earnings.

The total portfolio of receivables held by GE, including both receivables originated by GE from the Company’s proprietary credit cards and commercial business accounts receivable originated by the Company and sold to GE, approximated $6.8 billion at January 30, 2009, and $6.6 billion at February 1, 2008.

Property and Depreciation - Property is recorded at cost. Costs associated with major additions are capitalized and depreciated. Capital assets are expected to yield future benefits and have useful lives which exceed one year.  The total cost of a capital asset generally includes all applicable sales taxes, delivery costs, installation costs and other appropriate costs incurred by the Company in the case of self-constructed assets.  Upon disposal, the cost of properties and related accumulated depreciation are removed from the accounts, with gains and losses reflected in SG&A expense on the consolidated statements of earnings.

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

For long-lived assets held-for-use, a potential impairment has occurred if projected future undiscounted cash flows expected to result from the use and eventual disposition of the assets are less than the carrying value of the assets.  An impairment loss is recognized when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value.  The Company estimates fair value based on projected future discounted cash flows from the use and eventual disposition of the assets.

For long-lived assets to be abandoned, the Company considers the asset to be disposed of when it ceases to be used.  Until it ceases to be used, the Company continues to classify the assets as held-for-use and tests for potential impairment accordingly.  If the Company commits to a plan to abandon a long-lived asset before the end of its previously estimated useful life, depreciation estimates are revised.

For long-lived assets held-for-sale, an impairment charge is recorded if the carrying amount of the asset exceeds its fair value less cost to sell.  Fair value is based on a market appraisal or a valuation technique that considers various factors, including local market conditions.  A long-lived asset is not depreciated while it is classified as held-for-sale.

The charge for impairment is included in SG&A expense.  The Company recorded long-lived asset impairment charges of $21 million during 2008, including $16 million for operating stores and $5 million for relocated stores, closed stores and other excess properties.  The Company recorded long-lived asset impairment charges of $28 million and $5 million for relocated stores, closed stores and other excess properties in 2007 and 2006, respectively.

The net carrying value for relocated stores, closed stores and other excess properties that are expected to be sold within the next 12 months is classified as held-for-sale and included in other current assets on the consolidated balance sheets.  Assets held-for-sale totaled $6 million at January 30, 2009 and $28 million at February 1, 2008.  The net carrying value for relocated stores, closed stores and other excess properties that do not meet the held-for-sale criteria is included in other assets (non-current) on the consolidated balance sheets and totaled $174 million and $91 million at January 30, 2009 and February 1, 2008, respectively.

When operating leased locations are closed, a liability is recognized for the fair value of future contractual obligations, including property taxes, utilities and common area maintenance, net of estimated sublease income.  The liability, which is included in other current liabilities on the consolidated balance sheets, was $7 million and $11 million at January 30, 2009 and February 1, 2008, respectively.

Leases - For lease agreements that provide for escalating rent payments or free-rent occupancy periods, the Company recognizes rent expense on a straight-line basis over the non-cancelable lease term and option renewal periods where failure to exercise such options would result in an economic penalty in such amount that renewal appears, at the inception of the lease, to be reasonably assured.  The lease term commences on the date that the Company takes possession of or controls the physical use of the property.  Deferred rent is included in other liabilities (non-current) on the consolidated balance sheets.

Assets under capital lease are amortized in accordance with the Company's normal depreciation policy for owned assets or, if shorter, over the non-cancelable lease term and any option renewal period where failure to exercise such option would result in an economic penalty in such amount that renewal appears, at the inception of the lease, to be reasonably assured.  The amortization of the assets is included in depreciation expense on the consolidated financial statements.  During the term of a lease, if a substantial additional investment is made in a leased location, the Company reevaluates its definition of lease term.

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

The Company’s obligations to its suppliers, including amounts due and scheduled payment dates, are not impacted by suppliers’ decisions to finance amounts under this arrangement.  However, the Company’s right to offset balances due from suppliers against payment obligations is restricted by this arrangement for those payment obligations that have been financed by suppliers.  As of January 30, 2009 and February 1, 2008, $393 million and $77 million, respectively, of the Company’s outstanding payment obligations had been placed on the accounts payable tracking system, and participating suppliers had financed $370 million and $48 million, respectively, of those payment obligations to participating financial institutions.

Self-Insurance - The Company is self-insured for certain losses relating to workers’ compensation, automobile, property, and general and product liability claims.  The Company has stop-loss coverage to limit the exposure arising from these claims.  The Company is also self-insured for certain losses relating to extended warranty and medical and dental claims.  Self-insurance claims filed and claims incurred but not reported are accrued based upon management’s estimates of the discounted ultimate cost for self-insured claims incurred using actuarial assumptions followed in the insurance industry and historical experience.  Although management believes it has the ability to reasonably estimate losses related to claims, it is possible that actual results could differ from recorded self-insurance liabilities.

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

The Company establishes a reserve for tax positions for which there is uncertainty as to whether or not the position will be ultimately sustained.  The Company includes interest related to tax issues as part of net interest on the consolidated financial statements.  The Company records any applicable penalties related to tax issues within the income tax provision.

Revenue Recognition - The Company recognizes revenues, net of sales tax, when sales transactions occur and customers take possession of the merchandise. A provision for anticipated merchandise returns is provided through a reduction of sales and cost of sales in the period that the related sales are recorded.  Revenues from product installation services are recognized when the installation is completed.  Deferred revenues associated with amounts received for which customers have not yet taken possession of merchandise or for which installation has not yet been completed were $328 million and $332 million at January 30, 2009, and February 1, 2008, respectively.

Revenues from stored value cards, which include gift cards and returned merchandise credits, are deferred and recognized when the cards are redeemed.  The liability associated with outstanding stored value cards was $346 million and $385 million at January 30, 2009, and February 1, 2008, respectively, and these amounts are included in deferred revenue on the consolidated balance sheets.  The Company recognizes income from unredeemed stored value cards at the point at which redemption becomes remote.  The Company’s stored value cards have no expiration date or dormancy fees.  Therefore, to determine when redemption is remote, the Company analyzes an aging of the unredeemed cards based on the date of last stored value card use.

Extended Warranties - Lowe’s sells separately-priced extended warranty contracts under a Lowe’s-branded program for which the Company is ultimately self-insured.  The Company recognizes revenue from extended warranty sales on a straight-line basis over the respective contract term.  Extended warranty contract terms primarily range from one to four years from the date of purchase or the end of the manufacturer’s warranty, as applicable.  The Company’s extended warranty deferred revenue is included in other liabilities (non-current) on the consolidated balance sheets.  Changes in deferred revenue for extended warranty contracts are summarized as follows:

(In millions)	2008	2007
Extended warranty deferred revenue, beginning of year	$407	$315
Additions to deferred revenue	193	175
Deferred revenue recognized	(121)	(83)
Extended warranty deferred revenue, end of year	$479	$407

Incremental direct acquisition costs associated with the sale of extended warranties are also deferred and recognized as expense on a straight-line basis over the respective contract term. Deferred costs associated with extended warranty contracts were $121 million and $91 million at January 30, 2009 and February 1, 2008, respectively.  The Company’s extended warranty deferred costs are included in other assets (non-current) on the consolidated balance sheets.  All other costs, such as costs of services performed under the contract, general and administrative expenses and advertising expenses are expensed as incurred.

The liability for extended warranty claims incurred is included in self-insurance liabilities on the consolidated balance sheets.  Changes in the liability for extended warranty claims are summarized as follows:

(In millions)	2008	2007
Liability for extended warranty claims, beginning of year	$14	$10
Accrual for claims incurred	53	41
Claim payments	(50)	(37)
Liability for extended warranty claims, end of year	$17	$14

Cost of Sales and Selling, General and Administrative Expenses - The following lists the primary costs classified in each major expense category:

Cost of Sales	Selling, General and Administrative
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
▪ Third-party, in-store service costs;
▪ Tender costs, including bank charges, costs associated with credit card interchange fees and amounts associated with accepting the Company’s proprietary credit cards;
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

Vendor funds are treated as a reduction of inventory cost, unless they represent a reimbursement of specific, incremental and identifiable costs incurred by the Company to sell the vendor’s product. Substantially all of the vendor funds that the Company receives do not meet the specific, incremental and identifiable criteria. Therefore, the Company treats the majority of these funds as a reduction in the cost of inventory as the amounts are accrued, and recognizes these funds as a reduction of cost of sales when the inventory is sold.

Advertising - Costs associated with advertising are charged to expense as incurred.  Advertising expenses were $789 million, $788 million and $873 million in 2008, 2007 and 2006, respectively.

Shipping and Handling Costs - The Company includes shipping and handling costs relating to the delivery of products directly from vendors to customers by third parties in cost of sales.  Shipping and handling costs, which include salaries and vehicle operations expenses relating to the delivery of products from stores to customers, are classified as SG&A expense.  Shipping and handling costs included in SG&A expense were $305 million, $307 million and $310 million in 2008, 2007 and 2006, respectively.

Store Opening Costs - Costs of opening new or relocated retail stores, which include payroll and supply costs incurred prior to store opening and grand opening advertising costs, are charged to operations as incurred.

Comprehensive Income - The Company reports comprehensive income on its consolidated statements of shareholders’ equity.  Comprehensive income represents changes in shareholders' equity from non-owner sources and is comprised primarily of net earnings plus or minus unrealized gains or losses on available-for-sale securities, as well as foreign currency translation adjustments.  Unrealized gains, net of tax, on available-for-sale securities classified in accumulated other comprehensive (loss) income on the consolidated balance sheets were $2 million at both January 30, 2009 and February 1, 2008.  Foreign currency translation losses, net of tax, classified in accumulated other comprehensive (loss) income were $8 million at January 30, 2009, and foreign currency translation gains, net of tax, were $6 million at February 1, 2008.  The reclassification adjustments for gains/losses included in net earnings were not significant for any of the periods presented.

Recent Accounting Pronouncements - In June 2008, the Financial Accounting Standards Board (FASB) issued FSP EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities”.  FSP EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and affects entities that accrue cash dividends on share-based payment awards during the awards’ service period when the dividends do not need to be returned if the employees forfeit the awards.  FSP EITF 03-6-1 states that all outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends participate in undistributed earnings with common shareholders and, therefore, need to be included in the earnings allocation in computing earnings per share under the two-class method.  FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years.  The Company does not expect the adoption of FSP EITF 03-6-1 to have a material impact on its consolidated financial statements.

Segment Information - The Company’s operating segments, representing the Company’s home improvement retail stores, are aggregated within one reportable segment based on the way the Company manages its business.  The Company’s home improvement retail stores exhibit similar long-term economic characteristics, sell similar products and services, use similar processes to sell those products and services, and sell their products and services to similar classes of customers.  The amounts of long-lived assets and net sales outside the U.S. were not significant for any of the periods presented.

Reclassifications - Certain prior period amounts have been reclassified to conform to current classifications. The previous accrued salaries and wages caption was replaced with a new caption, accrued compensation and employee benefits, on the consolidated balance sheets. As part of this, certain prior period amounts were reclassified from other current liabilities into accrued compensation and employee benefits.

NOTE 2: Fair Value Measurements and Financial Instruments -

Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements,” provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities.  FASB Staff Position (FSP) FAS 157-2, “Effective Date of FASB Statement No. 157” delayed the effective date for one year for all nonrecurring fair value measurements of nonfinancial assets and liabilities.  As a result, the Company’s adoption of SFAS No. 157, effective February 2, 2008, is currently limited to financial assets and liabilities measured at fair value and other nonfinancial assets and liabilities measured at fair value on a recurring basis.  The Company elected a partial deferral under the provisions of FSP FAS 157-2 related to the measurement of fair value used when evaluating long-lived assets for impairment and liabilities for exit or disposal activities.

SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  SFAS No. 157 establishes a three-level hierarchy, which encourages an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The three levels of the hierarchy are defined as follows:

•	Level 1 – inputs to the valuation techniques that are quoted prices in active markets for identical assets or liabilities

•	Level 2 – inputs to the valuation techniques that are other than quoted prices but are observable for the assets or liabilities, either directly or indirectly

•	Level 3 – inputs to the valuation techniques that are unobservable for the assets or liabilities

The effect of partially adopting this standard did not result in changes to the valuation techniques the Company had previously used to measure the fair value of its financial assets and liabilities.  Therefore, the primary impact to the Company upon partial adoption of SFAS No. 157 was expanded fair value measurement disclosure.

The following table presents the Company’s financial assets measured at fair value on a recurring basis as of January 30, 2009, classified by SFAS No. 157 fair value hierarchy:

		Fair Value Measurements at Reporting Date Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In millions)	January 30, 2009	(Level 1)	(Level 2)	(Level 3)
Short-term investments:
Available-for-sale securities	$385	$81	$304	$-
Trading securities	31	31	-	-
Long-term investments:
Available-for-sale securities	253	-	253	-
Total investments	$669	$112	$557	$-

When available, quoted prices are used to determine fair value.  When quoted prices in active markets are available, investments are classified within Level 1 of the fair value hierarchy.  The Company’s Level 1 investments primarily consist of investments in money market and mutual funds.  When quoted prices in active markets are not available, fair values are determined using pricing models and the inputs to those pricing models are based on observable market inputs in active markets.  The inputs to the pricing models are typically benchmark yields, reported trades, broker-dealer quotes, issuer spreads and benchmark securities, among others.  The Company’s Level 2 investments primarily consist of investments in municipal obligations.

The Company’s other financial instruments not measured at fair value on a recurring basis include cash and cash equivalents, accounts receivable, short-term borrowings, accounts payable, accrued liabilities, and long-term debt and are reflected in the financial statements at cost. With the exception of long-term debt, cost approximates fair value for these items due to their short-term nature. Estimated fair values for long-term debt have been determined using available market information.  For debt issues that are not quoted on an exchange, interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value.

Carrying amounts and the related estimated fair value of the Company’s long-term debt, excluding capital leases and other, is as follows:

	January 30, 2009		February 1, 2008
	Carrying	Fair	Carrying	Fair
(In millions)	Amount	Value	Amount	Value
Liabilities:
Long-term debt (excluding capital leases and other)	$4,726	$4,653	$5,245	$5,406

NOTE 3: Investments -

The amortized costs, gross unrealized holding gains and losses, and fair values of the Company’s investment securities classified as available-for-sale at January 30, 2009, and February 1, 2008, are as follows:

	January 30, 2009
Type	Amortized	Gross Unrealized	Gross Unrealized	Fair
(In millions)	Cost	Gains	Losses	Value
Municipal obligations	$301	$3	$-	$304
Money market funds	79	-	-	79
Certificates of deposit	2	-	-	2
Classified as short-term	382	3	-	385

Municipal obligations	248	5	-	253
Classified as long-term	248	5	-	253

Total	$630	$8	$-	$638

	February 1, 2008
Type	Amortized	Gross Unrealized	Gross Unrealized	Fair
(In millions)	Cost	Gains	Losses	Value
Municipal obligations	$117	$1	$-	$118
Money market funds	128	-	-	128
Certificates of deposit	3	-	-	3
Classified as short-term	248	1	-	249

Municipal obligations	462	5	-	467
Mutual funds	42	1	(1)	42
Classified as long-term	504	6	(1)	509

Total	$752	$7	$(1)	$758

The proceeds from sales of available-for-sale securities were $1.0 billion, $1.2 billion and $412 million for 2008, 2007 and 2006, respectively.  Gross realized gains and losses on the sale of available-for-sale securities were not significant for any of the periods presented.  The municipal obligations classified as long-term at January 30, 2009, will mature in one to 32 years, based on stated maturity dates.

The Company adopted SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115,” effective February 2, 2008.  SFAS No. 159 provides entities with an option to measure many financial instruments and certain other items at fair value, including available-for-sale securities previously accounted for under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”  Under SFAS No. 159, unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each reporting period.  Upon adoption of SFAS No. 159, the Company elected the fair value option for certain pre-existing investments, which had a carrying value of $42 million and were included in long-term investments in the consolidated balance sheet at February 2, 2008.  These investments are now reported as trading securities under SFAS No. 115.  Trading securities are included in short-term investments and were $31 million at January 30, 2009.  For the year ended January 30, 2009, unrealized losses on those trading securities totaled $14 million and were included in SG&A expense.  Cash flows from purchases, sales and maturities of trading securities continue to be included in cash flows from investing activities in the consolidated statements of cash flows because the nature and purpose for which the securities were acquired has not changed as a result of the SFAS No. 159 election.  The adoption of SFAS No. 159 did not have a material impact on the Company’s consolidated financial statements.

Short-term and long-term investments include restricted balances pledged as collateral for letters of credit for the Company’s extended warranty program and for a portion of the Company’s casualty insurance and Installed Sales program liabilities.  Restricted balances included in short-term investments were $214 million at January 30, 2009 and $167 million at February 1, 2008.  Restricted balances included in long-term investments were $143 million at January 30, 2009 and $172 million at February 1, 2008.

NOTE 4: Property and Accumulated Depreciation -

Property is summarized by major class in the following table:

(In millions)	Estimated Depreciable Lives, In Years	January 30, 2009	February 1, 2008
Cost:
Land	N/A	$6,144	$5,566
Buildings	7-40	11,258	10,036
Equipment	3-15	8,797	8,118
Leasehold improvements	5-40	3,576	3,063
Construction in progress	N/A	1,702	2,053
Total cost		31,477	28,836
Accumulated depreciation		(8,755)	(7,475)
Property, less accumulated depreciation		$22,722	$21,361

Included in net property are assets under capital lease of $521 million, less accumulated depreciation of $318 million, at January 30, 2009, and $523 million, less accumulated depreciation of $294 million, at February 1, 2008.

NOTE 5: Short-Term Borrowings and Lines of Credit -

The Company has a $1.75 billion senior credit facility that expires in June 2012.  The senior credit facility supports the Company’s commercial paper and revolving credit programs.  The senior credit facility has a $500 million letter of credit sublimit.  Amounts outstanding under letters of credit reduce the amount available for borrowing under the senior credit facility.  Borrowings made under the senior credit facility are unsecured and are priced at fixed rates based upon market conditions at the time of funding in accordance with the terms of the senior credit facility.  The senior credit facility contains certain restrictive covenants, which include maintenance of a debt leverage ratio as defined by the senior credit facility.  The Company was in compliance with those covenants at January 30, 2009.  Nineteen banking institutions are participating in the senior credit facility.  As of January 30, 2009, there was $789 million outstanding under the commercial paper program, and the weighted-average interest rate on the outstanding commercial paper was 0.84%.  As of February 1, 2008, there was $1.0 billion outstanding under the commercial paper program and the weighted-average interest rate on the outstanding commercial paper was 3.92%.  As of January 30, 2009, there were no letters of credit outstanding under the senior credit facility.

In addition, the Company had standby and documentary letters of credit issued through other banking arrangements which totaled $224 million as of January 30, 2009, and $299 million as of February 1, 2008. Commitment fees ranging from 0.225% to 0.50% per annum are paid on the letters of credit amounts outstanding.

The Company had a Canadian dollar (C$) denominated credit facility in the amount of C$200 million that expired March 30, 2009.  The outstanding borrowings at expiration were repaid with net cash provided by operating activities.  The credit facility was established for the purpose of funding the construction of retail stores and for working capital and other general corporate purposes in Canada.  Borrowings made were unsecured and were priced at fixed rates based upon market conditions at the time of funding in accordance with the terms of the credit facility.  The credit facility contained certain restrictive covenants, which included maintenance of a debt leverage ratio as defined by the credit facility.  The Company was in compliance with those covenants at January 30, 2009.  Three banking institutions participated in the credit facility.  As of January 30, 2009, there was C$199 million, or the equivalent of $162 million, outstanding under the credit facility, and the weighted-average interest rate on the short-term borrowings was 2.65%.  As of February 1, 2008, there was C$60 million, or the equivalent of $60 million, outstanding under the credit facility, and the weighted-average interest rate on the short-term borrowings was 5.75%.

The Company also has a C$ denominated credit facility in the amount of C$50 million that provides revolving credit support for the Company’s Canadian operations.  This uncommitted credit facility provides the Company with the ability to make unsecured borrowings, which are priced at fixed rates based upon market conditions at the time of funding in accordance with the terms of the credit facility.  As of January 30, 2009, there was C$44 million, or the equivalent of $36 million, outstanding under the credit facility, and the weighted-average interest rate on the short-term borrowings was 1.60%.  As of February 1, 2008, there were no borrowings outstanding under the credit facility.

NOTE 6: Long-Term Debt -

		Fiscal Year
(In millions)		of Final	January 30,	February 1,
Debt Category	Interest Rates	Maturity	2009	2008
Secured debt:[1]
Mortgage notes	7.00 to 8.25%	2018	$27	$33
Unsecured debt:
Debentures	6.50 to 6.88%	2029	694	694
Notes	8.25%	2010	500	499
Medium-term notes - series A	8.19 to 8.20%	2023	15	20
Medium-term notes - series B2	7.11 to 7.61%	2037	217	217
Senior notes	5.00 to 6.65%	2037	3,273	3,271
Convertible notes			-	511
Capital leases and other		2030	347	371

Total long-term debt			5,073	5,616
Less current maturities			34	40

Long-term debt, excluding current maturities			$5,039	$5,576

[1] Real properties with an aggregate book value of $35 million were pledged as collateral at January 30, 2009, for secured debt.

[2] Approximately 46% of these medium-term notes may be put at the option of the holder on the 20th anniversary of the issue at par value.  The medium-term notes were issued in 1997.  None of these notes are currently putable.

Debt maturities, exclusive of unamortized original issue discounts, capital leases and other, for the next five years and thereafter are as follows: 2009, $1 million; 2010, $519 million; 2011, $1 million; 2012, $551 million; 2013, $1 million; thereafter, $3.7 billion.

The Company’s debentures, notes, medium-term notes and senior notes contain certain restrictive covenants.  The Company was in compliance with all covenants of these agreements at January 30, 2009.

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

The senior notes issued in 2007 and 2006 may be redeemed by the Company at any time, in whole or in part, at a redemption price plus accrued interest to the date of redemption. The redemption price is equal to the greater of (1) 100% of the principal amount of the senior notes to be redeemed, or (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon, discounted to the date of redemption on a semiannual basis at specified rates. The indenture under which the 2007 senior notes were issued also contains a provision that allows the holders of the notes to require the Company to repurchase all or any part of their notes if a change-in-control triggering event occurs.  If elected under the change-in-control provisions, the repurchase of the notes will occur at a purchase price of 101% of the principal amount, plus accrued and unpaid interest, if any, on such notes to the date of purchase.    The indenture governing the senior notes does not limit the aggregate principal amount of debt securities that the Company may issue, nor is the Company required to maintain financial ratios or specified levels of net worth or liquidity. However, the indenture contains various restrictive covenants, none of which is expected to impact the Company’s liquidity or capital resources.

Upon the issuance of each of the series of senior notes previously described, the Company evaluated the optionality features embedded in the notes and concluded that these features do not require bifurcation from the host contracts and separate accounting as derivative instruments.

Convertible Notes

On June 30, 2008, the Company redeemed for cash approximately $19 million principal amount, $14 million carrying amount, of its convertible notes issued in February 2001, which represented all remaining notes outstanding of such issue, at a price equal to the sum of the issuance price plus accrued original issue discount of such notes as of the redemption date ($730.71 per note).  During 2008 holders of an insignificant number of notes exercised their right to convert their notes into shares of the Company’s common stock at the rate of 32.896 shares per note. During 2007, holders of $18 million principal amount, $13 million carrying amount, of notes issued in February 2001 exercised their right to convert the notes into approximately 0.6 million shares of the Company’s common stock at the rate of 32.896 shares per note.

On June 25, 2008, the Company completed a single open-market repurchase of approximately $187 million principal amount, $164 million carrying amount, of its senior convertible notes issued in October 2001 at a price of $875.73 per note.  The Company subsequently redeemed for cash on June 30, 2008, approximately $392 million principal amount, $343 million carrying amount, of its senior convertible notes issued in October 2001, which represented all remaining notes outstanding of such issue, at a price equal to the sum of the issuance price plus accrued original issue discount of such notes as of the redemption date ($875.73 per note).  During 2008 and 2007, holders of an insignificant number of notes exercised their right to convert their notes into shares of the Company’s common stock at the rate of 34.424 shares per note.

Upon redemption of these convertible notes, the Company recognized in SG&A expense a loss of approximately $8 million related to the unamortized debt issuance costs and underwriting discounts.

NOTE 7: Shareholders' Equity -

Authorized shares of common stock were 5.6 billion ($.50 par value) at January 30, 2009 and February 1, 2008.

The Company has 5.0 million ($5 par value) authorized shares of preferred stock, none of which have been issued. The Board of Directors may issue the preferred stock (without action by shareholders) in one or more series, having such voting rights, dividend and liquidation preferences, and such conversion and other rights as may be designated by the Board of Directors at the time of issuance.

The Company has a share repurchase program that is implemented through purchases made from time to time either in the open market or through private transactions.  Shares purchased under the share repurchase program are retired and returned to authorized and unissued status.  As of February 3, 2006, the total remaining authorization under the share repurchase program was $1.2 billion.  In August 2006 and May 2007, the Board of Directors authorized up to an additional $2 billion and $3 billion in share repurchases through 2008 and 2009, respectively. The Company repurchased 56.8 million shares at a total cost of $1.7 billion (of which $160 million was recorded as a reduction in retained earnings, after capital in excess of par value was depleted) during 2006 and 76.4 million shares at a total cost of $2.3 billion (of which $1.9 billion was recorded as a reduction in retained earnings, after capital in excess of par value was depleted) during 2007.  No common shares were repurchased under the share repurchase program during 2008. As of January 30, 2009, the Company had remaining authorization through fiscal 2009 under the share repurchase program of $2.2 billion.

NOTE 8: Accounting for Share-Based Payment -

Effective February 4, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), “Share-Based Payment,” using the modified-prospective-transition method.  Prior to this, the Company was applying the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.”  For all grants, the amount of share-based payment expense recognized has been adjusted for estimated forfeitures of awards for which the requisite service is not expected to be provided. Estimated forfeiture rates are developed based on the Company’s analysis of historical forfeiture data for homogeneous employee groups.

The Company recognized share-based payment expense in SG&A expense on the consolidated statements of earnings totaling $95 million, $99 million and $62 million in 2008, 2007 and 2006, respectively.  The total income tax benefit recognized was $31 million, $32 million and $18 million in 2008, 2007 and 2006, respectively.

Total unrecognized share-based payment expense for all share-based payment plans was $95 million at January 30, 2009, of which $56 million will be recognized in 2009, $32 million in 2010 and $7 million thereafter.  This results in these amounts being recognized over a weighted-average period of 1.8 years.

Overview of Share-Based Payment Plans

The Company has (a) four equity incentive plans, referred to as the “2006,” “2001,” “1997” and “1994” Incentive Plans, (b) one share-based plan to non-employee directors, referred to as the Amended and Restated Directors’ Stock Option and Deferred Stock Unit Plan (Directors’ Plan) and (c) an employee stock purchase plan (ESPP) that allows employees to purchase Company shares through payroll deductions.  These plans contain a nondiscretionary antidilution provision that is designed to equalize the value of an award as a result of an equity restructuring.  Share-based awards in the form of incentive and non-qualified stock options, performance accelerated restricted stock (PARS), performance-based restricted stock, restricted stock and deferred stock units, which represent nonvested stock, may be granted to key employees from the 2006 plan.  No new awards may be granted from the 2001, 1997, 1994, and the Directors’ Plans.

Under the Directors’ Plan, each non-employee Director was awarded a number of deferred stock units determined by dividing the annual award amount by the fair market value of a share of the Company’s common stock on the award date and rounding up to the next 100 units.  The annual award amount used to determine the number of deferred stock units granted to each director was $115,000 in 2008, 2007 and 2006.

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

At January 30, 2009, there were 38.9 million shares remaining available for grant under the 2006 Plan and 18.9 million shares available under the ESPP.

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

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model.  When determining expected volatility, the Company considers the historical performance of the Company’s stock, as well as implied volatility.  The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant, based on the options’ expected term.  The expected term of the options is based on the Company’s evaluation of option holders’ exercise patterns and represents the period of time that options are expected to remain unexercised.  The Company uses historical data to estimate the timing and amount of forfeitures.  The assumptions used in the Black-Scholes option-pricing model for options granted in the three years ended January 30, 2009, February 1, 2008 and February 2, 2007 are as follows:
	2008	2007	2006
Assumptions used:
Expected volatility	25.0%-32.2%	22.6%-23.7%	22.3%-29.4%
Weighted-average expected volatility	25.1%	23.7%	26.8%
Expected dividend yield	0.56%-0.74%	0.37%-0.49%	0.27%-0.31%
Weighted-average dividend yield	0.56%	0.37%	0.28%
Risk-free interest rate	2.19%-3.09%	3.91%-4.57%	4.54%-4.97%
Weighted-average risk-free interest rate	2.19%	4.52%	4.69%
Expected term, in years	4	4	3-4
Weighted-average expected term, in years	4	4	3.57

The weighted-average grant-date fair value per share of options granted was $5.25, $8.18 and $8.86 in 2008, 2007 and 2006, respectively.  The total intrinsic value of options exercised, representing the difference between the exercise price and the market price on the date of exercise, was approximately $17 million, $42 million and $80 million in 2008, 2007 and 2006, respectively.

Transactions related to stock options issued under the 2006, 2001, 1997, 1994 and Directors’ plans for the year ended January 30, 2009 are summarized as follows:

	Shares (In thousands)	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Term (In years)	Aggregate Intrinsic Value (In thousands)[1]
Outstanding at February 1, 2008	27,567	$26.65
Granted	3,109	23.94
Canceled, forfeited or expired	(849)	28.82
Exercised	(4,666)	21.15
Outstanding at January 30, 2009	25,161	27.26	2.94	$50
Vested and expected to vest at January 30, 2009 [2]	25,093	27.27	2.93	50
Exercisable at January 30, 2009	19,136	$26.90	2.19	$50

(1)    Options for which the exercise price exceeded the closing market price of a share of the Company’s common stock at January 30, 2009 are excluded from the calculation of aggregate intrinsic value.
(2)  Includes outstanding vested options as well as outstanding, nonvested options after a forfeiture rate is applied.

Performance Accelerated Restricted Stock Awards

PARS are valued at the market price of a share of the Company’s common stock on the date of grant.  In general, these awards vest at the end of a five-year service period from the date of grant, unless performance acceleration goals are achieved, in which case, awards vest 50% at the end of three years or 100% at the end of four years.  The performance acceleration goals are based on targeted Company average return on beginning noncash assets, as defined in the PARS agreement.  PARS are expensed on a straight-line basis over the shorter of the explicit service period related to the service condition or the implicit service period related to the performance conditions, based on the probability of meeting the conditions.  The Company uses historical data to estimate the timing and amount of forfeitures.  The weighted-average grant-date fair value per share of PARS granted was $34.10 in 2006. No PARS were granted in 2008 or 2007.  The total fair value of PARS vested was approximately $6 million in 2008.  No PARS vested in 2007 or 2006.

Transactions related to PARS issued under the 2006 and 2001 plans for the year ended January 30, 2009 are summarized as follows:

	Shares (In thousands)	Weighted-Average Grant-Date Fair Value Per Share
Nonvested at February 1, 2008	1,375	$32.19
Granted	-	-
Vested	(271)	29.26
Canceled or forfeited	(14)	33.16
Nonvested at January 30, 2009	1,090	$32.91

Performance-Based Restricted Stock Awards

Performance-based restricted stock awards are valued at the market price of a share of the Company’s common stock on the date of grant. In general, 25% to 100% of the awards vest at the end of a three-year service period from the date of grant based upon the achievement of a threshold and target performance goal specified in the performance-based restricted stock agreement.  The performance goal is based on targeted Company average return on noncash assets, as defined in the performance-based restricted stock agreement.  These awards are expensed on a straight-line basis over the requisite service period, based on the probability of achieving the performance goal. If the performance goal is not met, no compensation cost is recognized and any recognized compensation cost is reversed. The Company uses historical data to estimate the timing and amount of forfeitures.  The weighted-average grant-date fair value per share of performance-based restricted stock awards granted was $23.97 and $32.18 in 2008 and 2007, respectively.  During 2008, the Company amended all 2007 performance-based restricted stock agreements, modifying the performance goal to a prorated scale.  No performance-based restricted stock awards were granted in 2006.  No performance-based restricted stock awards vested in 2008, 2007 or 2006.

Transactions related to performance-based restricted stock awards issued under the 2006 plan for the year ended January 30, 2009 are summarized as follows:

	Shares (In thousands)	Weighted-Average Grant-Date Fair Value Per Share
Nonvested at February 1, 2008	602	$32.18
Granted	882	23.97
Canceled or forfeited	-	-
Nonvested at January 30, 2009	1,484	$27.30

Restricted Stock Awards

Restricted stock awards are valued at the market price of a share of the Company’s common stock on the date of grant.  In general, these awards vest at the end of a three- to five-year period from the date of grant and are expensed on a straight-line basis over that period, which is considered to be the requisite service period.  The Company uses historical data to estimate the timing and amount of forfeitures.  The weighted-average grant-date fair value per share of restricted stock awards granted was $23.75, $31.23 and $27.34 in 2008, 2007 and 2006, respectively. The total fair value of restricted stock awards vested was approximately $18 million and $17 million in 2008 and 2007, respectively.  No restricted stock awards vested in 2006.

Transactions related to restricted stock awards issued under the 2006 and 2001 plans for the year ended January 30, 2009 are summarized as follows:

	Shares (In thousands)	Weighted-Average Grant-Date Fair Value Per Share
Nonvested at February 1, 2008	3,108	$31.31
Granted	2,537	23.75
Vested	(751)	31.25
Canceled or forfeited	(297)	27.43
Nonvested at January 30, 2009	4,597	$27.40

Deferred Stock Units

Deferred stock units are valued at the market price of a share of the Company’s common stock on the date of grant.  For key employees, these awards generally vest at the end of a three- to five-year period from the date of grant and are expensed on a straight-line basis over that period, which is considered to be the requisite service period.  The Company uses historical data to estimate the timing and amount of forfeitures.  For non-employee directors, these awards vest immediately and are expensed on the grant date.  The weighted-average grant-date fair value per share of deferred stock units granted was $24.00, $32.13 and $31.02 in 2008, 2007 and 2006, respectively. The total fair value of deferred stock units vested was approximately $10 million, $1 million and $5 million in 2008, 2007 and 2006, respectively.  There were 640,997 deferred stock units outstanding at January 30, 2009.

Transactions related to deferred stock units issued under the 2001 and Directors’ plans for the year ended January 30, 2009 are summarized as follows:

	Shares (In thousands)	Weighted-Average Grant-Date Fair Value Per Share
Nonvested at February 1, 2008	380	$19.65
Granted	48	24.00
Vested	(428)	20.14
Nonvested at January 30, 2009	-	$-

ESPP

The purchase price of the shares under the ESPP equals 85% of the closing price on the date of purchase.  The Company’s share-based payment expense is equal to 15% of the closing price on the date of purchase.  The ESPP is considered a liability award and is measured at fair value at each reporting date, and the share-based payment expense is recognized over the six-month offering period.  The Company issued 4,024,859 shares of common stock pursuant to this plan during the year ended January 30, 2009.

NOTE 9: Employee Retirement Plans -

The Company maintains a defined contribution retirement plan for its employees (the 401(k) Plan).  Employees are eligible to participate in the 401(k) Plan 180 days after their original date of service.  Effective August 2008, employees are automatically enrolled in the Plan when they become eligible at a 1% contribution, unless the employee elects otherwise.  Participants choose from a variety of options in order to designate how both employer and employee contributions are to be invested.  If a Plan participant does not designate an investment option, their employer and employee contributions are deposited into a Target Date Retirement Fund option which most closely matches the participant’s expected retirement date.  The Company's common stock is also one of the investment options for contributions to the 401(k) Plan.  Company shares held on the participants’ behalf by the 401(k) Plan are voted by the participants.  If the Plan participant does not give voting instructions, the Company’s fiduciary committee directs the manner in which the shares are to be voted.  The Company makes contributions to the 401(k) Plan each payroll period, based upon a matching formula applied to employee contributions (baseline match).  In 2006, the Company also offered a performance match to eligible 401(k) Plan participants, based on growth of Company earnings before taxes for the fiscal year.  Effective May 2007, the Company increased the amount of the baseline match to a maximum of 4.25% (up from 2.25%) but will no longer offer a performance match.  Plan participants are eligible to receive the baseline match after completing 180 days of service.  The Company’s contributions to the 401(k) Plan vest immediately in the participant accounts.  Once participants reach age 59 ½, they may elect to withdraw their entire 401(k) Plan balance.  This is a one-time, in-service distribution option.  Participants may also withdraw contributions and rollover contributions for reasons of hardship, while still actively employed.  In addition, participants with 20 or more years of service who have an Employee Stock Ownership Plan carry forward account balance within the 401(k) Plan can elect to receive a one-time, in-service distribution of 50% of this account balance.

The Company maintains a Benefit Restoration Plan to supplement benefits provided under the 401(k) Plan to 401(k) Plan participants whose benefits are restricted as a result of certain provisions of the Internal Revenue Code of 1986.  This Plan provides for employer contributions in the form of a baseline match.  In 2006, it also provided for a performance match.

The Company maintains a non-qualified deferred compensation program called the Lowe’s Cash Deferral Plan. This Plan is designed to permit certain employees to defer receipt of portions of their compensation, thereby delaying taxation on the deferral amount and on subsequent earnings until the balance is distributed.  This Plan does not provide for employer contributions.

The Company recognized SG&A expense associated with employee retirement plans of $112 million, $91 million and $42 million in 2008, 2007 and 2006, respectively.

NOTE 10: Income Taxes -

The following is a reconciliation of the effective tax rate to the federal statutory tax rate:

	2008	2007	2006
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	2.9	3.0	3.3
Other, net	(0.5)	(0.3)	(0.4)
Effective tax rate	37.4%	37.7%	37.9%

The components of the income tax provision are as follows:

(In millions)	2008	2007	2006
Current:
Federal	$1,070	$1,495	$1,657
State	166	207	242
Total current	1,236	1,702	1,899
Deferred:
Federal	82	(1)	(11)
State	(7)	1	5
Total deferred	75	-	(6)
Total income tax provision	$1,311	$1,702	$1,893

The tax effect of cumulative temporary differences that gave rise to the deferred tax assets and liabilities is as follows:

(In millions)	January 30, 2009	February 1, 2008
Deferred tax assets:
Self-insurance	$221	$189
Share-based payment expense	95	81
Other, net	223	205
Total deferred tax assets	$539	$475
Valuation allowance	(42)	(22)
Net deferred tax assets	$497	$453

Deferred tax liabilities:
Property	$(977)	$(834)
Other, net	(14)	(42)
Total deferred tax liabilities	$(991)	$(876)

Net deferred tax liability	$(494)	$(423)

The Company operates as a branch in various foreign jurisdictions and cumulatively has incurred net operating losses of $130 million and $63 million as of January 30, 2009 and February 1, 2008, respectively.  The net operating losses are subject to expiration in 2017 through 2028.  Deferred tax assets have been established for these net operating losses in the accompanying consolidated balance sheets.  Given the uncertainty regarding the realization of the foreign net deferred tax assets, the Company recorded cumulative valuation allowances of $42 million and $22 million as of January 30, 2009 and February 1, 2008, respectively.

The Company adopted FASB Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,” effective February 3, 2007.  The cumulative effect of applying this Interpretation was recorded as a decrease of $8 million to retained earnings, a decrease of $158 million to the net deferred tax liability, an increase of $146 million to the reserve for unrecognized tax benefits, an increase of $13 million to accrued interest, and an increase of $7 million to accrued penalties.

A reconciliation of the beginning and ending balances of unrecognized tax benefits is as follows:

(In millions)	2008	2007
Unrecognized tax benefits, beginning of year	$138	$186
Additions for tax positions of prior years	82	11
Reductions for tax positions of prior years	(16)	(81)
Additions based on tax positions related to the current year	16	23
Settlements	(19)	(1)
Reductions due to a lapse in applicable statute of limitations	(1)	-
Unrecognized tax benefits, end of year	$200	$138

The amounts of unrecognized tax benefits that, if recognized, would favorably impact the effective tax rate were $40 million and $46 million as of January 30, 2009 and February 1, 2008, respectively.

The Company includes interest related to tax issues as part of net interest in the consolidated financial statements.  The Company records any applicable penalties related to tax issues within the income tax provision.  For the year ended January 30, 2009, the Company recognized $10 million of interest expense and a $3 million reduction in penalties related to uncertain tax positions on the consolidated statement of earnings.  As of January 30, 2009, the Company had $30 million of accrued interest and $9 million of accrued penalties.  For the year ended February 1, 2008, the Company recognized $3 million of interest expense and $5 million of penalties related to uncertain tax positions in the consolidated statement of earnings.  As of February 1, 2008, the Company had $24 million of accrued interest and $12 million of accrued penalties.

The Company does not expect any changes in unrecognized tax benefits over the next 12 months to have a significant impact on the results of operations, the financial position or the cash flows of the Company.

The Company is subject to examination in the U.S. federal tax jurisdiction for fiscal years 2004 forward.  The Company is subject to examination in major state tax jurisdictions for fiscal years 2002 forward.  The Company believes appropriate provisions for all outstanding issues have been made for all jurisdictions and all open years.

NOTE 11: Earnings Per Share -

Basic earnings per share excludes dilution and is computed by dividing the applicable net earnings by the weighted-average number of common shares outstanding for the period.  Diluted earnings per share is calculated based on the weighted-average shares of common stock as of the balance sheet date, as adjusted for the potential dilutive effect of share-based awards and convertible notes.  The following table reconciles earnings per share for 2008, 2007 and 2006:

(In millions, except per share data)	2008	2007	2006
Basic earnings per share:
Net earnings	$2,195	$2,809	$3,105
Weighted-average shares outstanding	1,457	1,481	1,535
Basic earnings per share	$1.51	$1.90	$2.02
Diluted earnings per share:
Net earnings	$2,195	$2,809	$3,105
Net earnings adjustment for interest on convertible notes, net of tax	2	4	4
Net earnings, as adjusted	$2,197	$2,813	$3,109
Weighted-average shares outstanding	1,457	1,481	1,535
Dilutive effect of share-based awards	7	8	9
Dilutive effect of convertible notes	8	21	22
Weighted-average shares, as adjusted	1,472	1,510	1,566
Diluted earnings per share	$1.49	$1.86	$1.99

Stock options to purchase 19.1 million, 7.8 million and 6.8 million shares of common stock for 2008, 2007 and 2006, respectively, were excluded from the computation of diluted earnings per share because their effect would have been antidilutive.

NOTE 12: Leases -

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

Some lease agreements also provide for contingent rentals based on sales performance in excess of specified minimums. Contingent rentals were not significant for any of the periods presented.

The Company subleases certain properties that are no longer held-for-use in operations.  Sublease income was not significant for any of the periods presented.

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

The future minimum rental payments required under capital and operating leases having initial or remaining non-cancelable lease terms in excess of one year are summarized as follows:

(In millions)	Operating Leases		Capital Leases
Fiscal Year	Real Estate	Equipment	Real Estate	Equipment	Total
2009	$389	$-	$62	$1	$452
2010	389	-	61	-	450
2011	388	-	61	-	449
2012	384	-	61	-	445
2013	379	-	60	-	439
Later years	4,256	-	237	-	4,493
Total minimum lease payments	$6,185	$-	$542	$1	$6,728
Total minimum capital lease payments			$543
Less amount representing interest			197
Present value of minimum lease payments			346
Less current maturities			32
Present value of minimum lease payments, less current maturities			$314

Rental expenses under operating leases for real estate and equipment were $399 million, $369 million and $318 million in 2008, 2007 and 2006, respectively, and were recognized in SG&A expense.

NOTE 13: Commitments and Contingencies -

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

As of January 30, 2009, the Company had non-cancelable commitments related to purchases of merchandise inventory, property and construction of buildings, as well as commitments related to certain marketing and information technology programs of $1.0 billion.  Payments under these commitments are scheduled to be made as follows: 2009, $620 million; 2010, $295 million; 2011, $50 million; 2012, $11 million; 2013, $5 million; thereafter, $14 million.

NOTE 14: Related Parties -

A brother-in-law of the Company’s Executive Vice President of Business Development is a senior officer of a vendor that provides millwork and other building products to the Company.  In 2008, the Company purchased products in the amount of $92 million from this vendor, while in both 2007 and 2006 the Company purchased products in the amount of $101 million from this vendor.  Amounts payable to this vendor were insignificant at January 30, 2009 and February 1, 2008.

NOTE 15: Other Information -

Net interest expense is comprised of the following:

(In millions)	2008	2007	2006
Long-term debt	$292	$247	$183
Short-term borrowings	11	8	1
Capitalized leases	31	32	34
Interest income	(40)	(45)	(52)
Interest capitalized	(36)	(65)	(32)
Other	22	17	20
Interest - net	$280	$194	$154

Supplemental disclosures of cash flow information:

(In millions)	2008	2007	2006
Cash paid for interest, net of amount capitalized	$309	$198	$179
Cash paid for income taxes	$1,138	$1,725	$2,031

Noncash investing and financing activities:
Noncash property acquisitions, including assets acquired under capital lease	$124	$99	$159
Conversions of long-term debt to equity	$1	$13	$82

Sales by product category:

(Dollars in millions)	2008		2007		2006
Product category	Total Sales	%	Total Sales	%	Total Sales	%
Appliances	$4,405	9%	$4,324	9%	$4,139	9%
Lumber	3,595	8	3,638	8	3,672	8
Paint	3,387	7	3,256	7	3,077	7
Flooring	3,323	7	3,292	7	3,229	7
Building materials	2,971	6	2,749	6	2,880	6
Millwork	2,965	6	3,238	7	3,262	7
Lawn & landscape products	2,581	5	2,446	5	2,263	5
Fashion plumbing	2,572	5	2,762	6	2,635	6
Hardware	2,514	5	2,434	5	2,283	5
Lighting	2,508	5	2,705	6	2,574	5
Tools	2,492	5	2,598	5	2,555	5
Seasonal living	2,136	5	2,107	4	2,072	4
Rough plumbing	1,983	4	1,867	4	1,663	4
Outdoor power equipment	1,963	4	1,838	4	1,805	4
Cabinets & countertops	1,934	4	2,180	4	2,162	5
Nursery	1,808	4	1,687	3	1,569	3
Rough electrical	1,446	3	1,490	3	1,486	3
Home environment	1,235	3	1,218	2	1,200	3
Home organization	1,062	2	1,075	2	1,063	2
Windows & walls	1,054	2	1,090	2	1,103	2
Other	296	1	289	1	235	-
Totals	$48,230	100%	$48,283	100%	$46,927	100%

Lowe's Companies, Inc.
Selected Financial Data (Unaudited)

Selected Statement of Earnings Data
(In millions, except per share data)	2008	2007	2006	2005	*	2004
Net sales	$48,230	$48,283	$46,927	$43,243		$36,464
Gross margin	16,501	16,727	16,198	14,790		12,240
Net earnings	2,195	2,809	3,105	2,765		2,167
Basic earnings per share	1.51	1.90	2.02	1.78		1.39
Diluted earnings per share	1.49	1.86	1.99	1.73		1.35
Dividends per share	$0.335	$0.290	$0.180	$0.110		$0.075

Selected Balance Sheet Data
Total assets	$32,686	$30,869	$27,767	$24,639		$21,101
Long-term debt, excluding current maturities	$5,039	$5,576	$4,325	$3,499		$3,060

* Fiscal year 2005 contained 53 weeks, while all other years contained 52 weeks.

Selected Quarterly Data
(In millions, except per share data)	First	Second	Third	Fourth
2008
Net sales	$12,009	$14,509	$11,728	$9,984
Gross margin	4,166	4,982	3,985	3,368
Net earnings	607	938	488	162
Basic earnings per share	0.42	0.64	0.33	0.11
Diluted earnings per share	$0.41	$0.64	$0.33	$0.11

(In millions, except per share data)	First	Second	Third	Fourth
2007
Net sales	$12,172	$14,167	$11,565	$10,379
Gross margin	4,259	4,883	3,964	3,620
Net earnings	739	1,019	643	408
Basic earnings per share	0.49	0.68	0.44	0.28
Diluted earnings per share	$0.48	$0.67	$0.43	$0.28

Quarterly Stock Price Range and Dividend Payment

	Fiscal 2008			Fiscal 2007			Fiscal 2006
	High	Low	Dividend	High	Low	Dividend	High	Low	Dividend
1st Quarter	$27.18	$20.25	$0.080	$35.74	$29.87	$0.05	$34.83	$30.58	$0.03
2nd Quarter	26.18	18.00	0.085	33.19	27.38	0.08	32.85	26.90	0.05
3rd Quarter	28.49	15.76	0.085	32.53	25.71	0.08	31.55	26.15	0.05
4th Quarter	$23.73	$15.85	$0.085	$26.87	$19.94	$0.08	$34.65	$28.59	$0.05

As of March 27, 2009 there were 31,701 registered holders of Lowe's common stock.