Form 10-K, Exhibit 13
period 2010-01-29
LOWES COMPANIES INC
filed 2010-03-30
CIK 60667

Exhibit 13

- Table of Contents -

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
Selected Financial Data
Quarterly Stock Price Range and Cash Dividends Declared

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis summarizes the significant factors affecting our consolidated operating results, financial condition, liquidity and capital resources during the three-year period ended January 29, 2010 (our fiscal years 2009, 2008 and 2007).  Each of the fiscal years presented contains 52 weeks of operating results.  Unless otherwise noted, all references herein for the years 2009, 2008 and 2007 represent the fiscal years ended January 29, 2010, January 30, 2009, and February 1, 2008, respectively.  This discussion should be read in conjunction with the consolidated financial statements and notes to the consolidated financial statements included in this annual report that have been prepared in accordance with accounting principles generally accepted in the United States of America.  This discussion and analysis is presented in seven sections:

•	Executive Overview
•	Operations
•	Lowe’s Business Outlook
•	Financial Condition, Liquidity and Capital Resources
•	Off-Balance Sheet Arrangements
•	Contractual Obligations and Commercial Commitments
•	Critical Accounting Policies and Estimates

EXECUTIVE OVERVIEW

External Factors Impacting Our Business

The external pressures facing our industry continued in 2009, as the effects of declining home prices, rising unemployment and general economic uncertainty led to a reduction in consumer confidence and hesitancy among consumers to spend on discretionary projects.  Unemployment increased from approximately 7.7% at the end of 2008 to 9.7% at the end of 2009, foreclosure rates increased over 20% compared to 2008, and home prices continued to decline, though at a slower pace. As a result, consumers have reordered their priorities and have become more deliberate in their spending decisions, as evidenced by the significant decline in the rate of consumer spending, and the increase in the savings rate to more than 4.0%.  Consumers have also shifted to more Do-It-Yourself (DIY) projects; balancing the tradeoffs of convenience versus the cost.  In many cases, consumers have reduced the scope of their projects or are trading down, while still looking for high quality.  As the consumers’ priorities have shifted, we are focused on understanding how they are making their spending decisions.  Our surveys through secondary research indicate that the home is still very important to consumers and it is still most consumers’ largest asset, even with the declines in home values they have suffered over recent years.  And more importantly, the psychological attachment to the home and what it stands for remains strong.

Highlighting the impact of the current economic environment and consumer behavior on our business, comparable store sales declined 6.7% in 2009.  While customer transactions were down slightly from the prior year, comparable store average ticket declined 5.7%, and tickets greater than $500 declined 11.3% during 2009.

During the second half of 2009, we saw some signs of improvement, specifically improving trends in comparable store sales, including improvements in larger ticket sales. This resulted in a 1.6% decline in comparable store sales for the fourth quarter of 2009, which was our best performance in over three years. During the quarter, we also saw significant sequential improvement in bigger ticket projects and above-average comparable store Installed and Special Order Sales. We view this as an encouraging sign regarding consumers’ willingness to take on larger, more discretionary projects.  Our most recent quarterly survey indicated that homeowners are less likely to delay major product purchases than in the recent past.

Business Strategy

Managing through the Economic Downturn

Our goal remains to drive profitable market share gains during these challenging times as the economy begins to recover.  In order to do so, we continue to focus on customer service, effective management of working capital, and driving cost efficiencies.  According to third-party estimates, we gained approximately 100 basis points of total store unit market share during calendar year 2009, and approximately 400 basis points during the downturn over the past four years.  This is evidence of our commitment to customer service, compelling product offering, and our ability to capitalize on the evolving competitive landscape.

Customer service continues to be a primary focus for driving profitable sales and market share gains.  Through the economic downturn as consumers continued to postpone larger discretionary projects, we have seen resurgence in the DIY trend with smaller repair and maintenance projects in such areas as outdoor and seasonal products, paint, hardware, electrical and plumbing repair. Since some homeowners have taken on their first DIY project in a few years, many are coming to Lowe's not only for products, but for information on how to successfully complete their home-improvement projects. Accordingly, we have added informational project boards in key departments in our stores, as well as how-to videos on Lowes.com, to provide customers information and tips needed to successfully complete these projects.  In 2009, we also made changes to staffing plans and inventory levels to ensure we were well positioned to serve the DIY customer.  In all sales environments, we remain committed to staffing our stores with knowledgeable employees to provide the service that our customers have come to expect.  We know that leadership and great people are the foundation of our success. During 2009, the average tenure of a Lowe’s store manager increased to more than eight years, providing an experienced and knowledgeable leadership base.  We continue to refine and improve our “Customer Focused” program, which measures each store’s performance relative to key components of customer satisfaction, including selling skills, Installed Sales, and checkout experience.  Our customer service scores, measured by our quarterly Customer Focused process, have never been higher.

During the year, we planned our inventory purchases more conservatively across seasonal categories.  We maintained a competitive assortment in Trim-a-Tree and experienced strong sell through, which resulted in fewer markdowns of these products.  In tools, we purchased more core products to minimize markdowns.  These efforts helped us to continue to increase margins and effectively manage our working capital during the downturn.  As a result, we ended the year with 3.6% lower comparable store inventory compared to 2008.

In addition, during 2009, in light of the current economic cycle, we re-evaluated our future store expansion plans to ensure we were making the most effective use of our capital, which resulted in a reduction in the number of stores we expect to open in 2010, as well as the discontinuation of certain future store projects. The principles that drive our store-expansion plans include a focus on high-volume, metro-market opportunities, particularly in markets where we have minimal coverage, projects that minimize the effects of cannibalization, and projects that will allow us to maintain consistently strong returns on our new store capital investments.

For the past three years during the soft sales environment, we have made decisions to control expenses that have allowed us to maintain profitability while continuing to provide strong customer service. Our largest expense is payroll, and we plan store payroll hours proportionate to sales volumes and, even more specifically, to the sales volumes of individual departments within our stores.  Our goal is to manage our payroll expense without sacrificing customer service.  One of the efficiencies implemented in the fourth quarter is our Facility Service Associate position. This position will help ensure we maintain our shopping environment by having better execution of the general maintenance of our stores, including minor store repairs.  In conjunction with this new position we identified the opportunity to centralize and consolidate our facilities service agreements across our footprint, which allowed us to get better pricing on these contracts.  Lastly, we continue to focus our marketing efforts on advertising effectiveness. We have reduced spending on mass media as the Lowe’s brand gained national awareness and market share, and increased more targeted advertising campaigns including Creative Ideas, internet search and direct mail. We continue to focus on our value messages combined with our Everyday Low Price strategy which continues to resonate well with customers.  These measured steps helped us leverage our marketing expense as a percent of sales during 2009.

Preparing for Economic Recovery

While uncertainty remains, we are encouraged by the results we achieved in the fourth quarter of 2009 and believe that the worst of the economic cycle is likely behind us.  We know that the path to economic recovery will occur at different times and at different rates across all the markets in which we compete.  As a result, we have several initiatives underway to ensure we are best positioned to drive results and gain market share throughout the recovery.

Driven by our commitment to manage the business for the long term, during 2009 we added a Project Specialist-Exteriors position in 1,400 of our stores to capture a larger share of products like roofing, siding, fencing and windows, whose characteristics lend themselves to in-home selling. To continue to grow our Commercial Business Customer (CBC) sales, we also added a District Commercial Account Specialist program and launched a Lowe’s Business Rewards card with American Express to help us better connect with, and become more relevant to, the larger commercial customer.

Improving customer service and inventory management have always been priorities, but have been especially critical during the economic downturn.  Our multi-year Flexible Fulfillment initiative takes that one step further, and will enable us to better meet customers' needs by better leveraging our entire network's inventory.  Once these systems are in place, it will allow the sale of product in any Lowe's location or Lowes.com to be fulfilled and delivered to the customers’ homes from the most efficient location in the network.  Our goal is to make this a seamless process for the customer and at the same time leverage the inventory that we have throughout our network.

Looking forward to 2010, we are positioning ourselves to capitalize as long term economic conditions improve.  However, we are also focused on shorter term opportunities; including the U.S. Department of Energy approved Energy-Star qualified appliance incentive programs that are currently being offered to consumers by each U.S. state and territory through mid-2010.  These rebates are being funded with $300 million from the American Recovery and Reinvestment Act of 2009. Under this program, eligible consumers can receive rebates to purchase new energy-efficient appliances when they replace used appliances.  We have a cross functional team in place to ensure we have the best execution to be able to capitalize on any opportunities provided by the upcoming government programs.

OPERATIONS

The following tables set forth the percentage relationship to net sales of each line item of the consolidated statements of earnings, as well as the percentage change in dollar amounts from the prior year. This table should be read in conjunction with the following discussion and analysis and the consolidated financial statements, including the related notes to the consolidated financial statements.

			Basis Point Increase / (Decrease) in Percentage of Net Sales from Prior Year	Percentage Increase / (Decrease) in Dollar Amounts from Prior Year
	2009	2008	2009 vs. 2008	2009 vs. 2008
Net sales	100.00%	100.00%	N/A	(2.1)%
Gross margin	34.86	34.21	65	(0.2)
Expenses:
Selling, general and administrative	24.75	22.96	179	5.5
Store opening costs	0.10	0.21	(11)	(51.7)
Depreciation	3.42	3.19	23	4.9
Interest - net	0.61	0.58	3	2.4
Total expenses	28.88	26.94	194	4.9
Pre-tax earnings	5.98	7.27	(129)	(19.4)
Income tax provision	2.20	2.72	(52)	(20.5)
Net earnings	3.78%	4.55%	(77)	(18.8)%

EBIT margin 1	6.59%	7.85%	(126)	(17.8)%

			Basis Point Increase / (Decrease) in Percentage of Net Sales from Prior Year	Percentage Increase / (Decrease) in Dollar Amounts from Prior Year
	2008	2007	2008 vs. 2007	2008 vs. 2007
Net sales	100.00%	100.00%	N/A	(0.1)%
Gross margin	34.21	34.64	(43)	(1.3)
Expenses:
Selling, general and administrative	22.96	21.78	118	5.3
Store opening costs	0.21	0.29	(8)	(27.5)
Depreciation	3.19	2.83	36	12.7
Interest - net	0.58	0.40	18	44.3
Total expenses	26.94	25.30	164	6.4
Pre-tax earnings	7.27	9.34	(207)	(22.3)
Income tax provision	2.72	3.52	(80)	(23.0)
Net earnings	4.55%	5.82%	(127)	(21.8)%

EBIT margin 1	7.85%	9.74%	(189)	(19.5)%

Other Metrics	2009	2008	2007
Comparable store sales decrease 2	(6.7)%	(7.2)%	(5.1)%
Total customer transactions (in millions)	766	740	720
Average ticket 3	$61.66	$65.15	$67.05

At end of year:
Number of stores	1,710	1,649	1,534
Sales floor square feet (in millions)	193	187	174
Average store size selling square feet (in thousands) 4	113	113	113

Return on average assets 5	5.3%	6.8%	9.5%
Return on average shareholders' equity 6	9.5%	12.7%	17.7%

1 EBIT margin is defined as earnings before interest and taxes as a percentage of sales (operating margin).

2 A comparable store is defined as a store that has been open longer than 13 months.  A store that is identified for relocation is no longer considered comparable one month prior to its relocation.  The relocated store must then remain open longer than 13 months to be considered comparable.
3 Average ticket is defined as net sales divided by the total number of customer transactions.
4 Average store size selling square feet is defined as sales floor square feet divided by the number of stores open at the end of the period.
5 Return on average assets is defined as net earnings divided by average total assets for the last five quarters.
6 Return on average shareholders’ equity is defined as net earnings divided by average shareholders’ equity for the last five quarters.

2009 Compared to 2008

Net sales – Reflective of the continued challenging sales environment, net sales decreased 2.1% to $47.2 billion in 2009.  Comparable store sales declined 6.7% in 2009 compared to a decline of 7.2% in 2008.  Total customer transactions increased 3.4% compared to 2008, driven by our store expansion program.  However, average ticket decreased 5.4% to $61.66, primarily as a result of fewer project sales.  Comparable store customer transactions declined 1.0%, and comparable store average ticket declined 5.7% compared to 2008.

Customers continued to focus on routine maintenance and repairs instead of larger discretionary projects during 2009.  We experienced solid sales performance in paint and nursery as a result of the continued willingness of homeowners to take on smaller DIY projects to maintain their homes and improve their outdoor space.  The paint category had positive comparable store sales performance for each quarter during 2009.  Appliances also performed better than our average comparable store sales change driven by attractive value and customers’ willingness to invest in products that increase energy efficiency.  However, certain of our other categories, including windows & walls, cabinets & countertops, and millwork, which are more discretionary in nature, experienced double-digit declines in comparable store sales for the year. We also experienced continued weakness in other categories, including rough electrical, lumber, and outdoor power equipment which also experienced double-digit declines in comparable store sales driven by comparisons to last year’s hurricane-related spending.

Due to consumers’ continued hesitancy to take on larger discretionary projects, we experienced higher than average declines within all specialty sales categories during 2009.  Special Order Sales had a 15.8% decline in comparable store sales, due to weakness in cabinets & countertops, windows & walls, lighting and millwork.  Comparable store Installed Sales declined 11.4% for 2009.  However, both Special Order Sales and Installed Sales experienced sequential improvement in the third quarter of 2009, and positive comparable store sales in the fourth quarter of 2009, as the economic pressures lessened.  Sales to Commercial Business Customers declined 9.1% in 2009 driven by continued project delays within the remodel and repair businesses.

From a geographic market perspective, we experienced continued pressure from the declining housing market, with the most pronounced declines in the Mid-Atlantic and Florida markets for the year.  Many areas were impacted by several years of housing pressure as well as the financial markets.  However, we have seen evidence of broad-based stabilization, as we experienced sequential improvement in comparable store sales for all 50 states from the third to the fourth quarter, and 26 states had positive comparable results in the fourth quarter.  For 2009, the northeast and north-central markets performed above the Company average, and for the fourth quarter of 2009 these areas delivered positive comparable store sales results. As a result, we experienced a comparable store sales decline of 1.6% for the fourth quarter, compared to a decline of 6.7% for the year.

Gross margin - For 2009, gross margin of 34.86% represented a 65 basis point increase from 2008.  Margin rate improvement contributed approximately 52 basis points of this increase, primarily driven by a moderating promotional environment and decreased seasonal markdowns.  The seasonal living category experienced strong margin increases compared to the prior year driven by reduced markdowns as a result of rationalizing purchase levels earlier in the year.  The flooring and lighting product categories also experienced strong improvement compared to the prior year driven by the more rational promotional environment and our decision to not repeat certain prior year promotions. In addition, margin was positively impacted by lower inventory shrink, which provided 12 basis points of leverage.

For the fourth quarter of 2009, gross margin of 34.95% represented a 122 basis point increase from the fourth quarter of 2008.  In the fourth quarter of 2008, we experienced lower margin rates as a result of our efforts to clear seasonal inventory in our seasonal living and tools categories, as well as markdowns associated with our decision to exit wallpaper.  In addition, there has been a more rational promotional environment in the current year, which positively impacted the seasonal living, windows & walls and lighting categories.

SG&A - The increase in SG&A as a percentage of sales from 2008 to 2009 was primarily driven by de-leverage of 61 basis points in store payroll. As sales per store declined, an increased number of stores met the base staffing hours threshold, which increased the proportion of fixed-to-total payroll.  Although this created pressure on earnings, in the long-term it ensures that we maintain the high service levels that customers have come to expect from Lowe’s, and will ensure we have a knowledgeable and engaged team in position as consumer demand stabilizes.   We also experienced de-leverage of approximately 40 basis points in bonus expense attributable to higher achievement against performance targets in the current year.  As a result of current year performance and continued expansion rationalization, we experienced 20 basis points of de-leverage associated with the write-off of new store projects that we are no longer pursuing and long-lived asset impairment charges.  Employee insurance costs also de-leveraged 18 basis points as a result of rising health care expenses, higher enrollment and higher administrative costs.  In the current year, credit programs de-leveraged 16 basis points due to increases in aged losses and bankruptcies as a result of higher unemployment and credit market tightening.  Additionally, we experienced de-leverage of approximately 16 basis points in fixed expenses such as property taxes, utilities and rent during the year as a result of sales declines.  For the fourth quarter of 2009, SG&A de-leveraged 103 basis points as compared to the fourth quarter of 2008.  The de-leverage was primarily attributable to the same factors that contributed to the de-leverage in SG&A for the full year.

Store opening costs - Store opening costs, which include payroll and supply costs incurred prior to store opening as well as grand opening advertising costs, totaled $49 million in 2009, compared to $102 million in 2008.  These costs are associated with the opening of 62 stores in 2009, as compared with the opening of 115 stores in 2008.  Store opening costs for stores opened during both 2009 and 2008 averaged approximately $0.8 million per store.  Because store opening costs are expensed as incurred, the timing of expense recognition fluctuates based on the timing of store openings.

Depreciation - Depreciation de-leveraged 23 basis points as a percentage of sales in 2009.  This de-leverage was driven by the comparable store sales declines and the addition of 62 new stores in 2009.  Property, less accumulated depreciation, decreased to $22.5 billion at January 29, 2010, compared to $22.7 billion at January 30, 2009.  At January 29, 2010, and January 30, 2009, we owned 88% of our stores which included stores on leased land.

Interest - Net interest expense is comprised of the following:

(In millions)	2009	2008
Interest expense, net of amount capitalized	$300	$314
Amortization of original issue discount and loan costs	4	6
Interest income	(17)	(40)
Interest - net	$287	$280

Net interest expense increased primarily as a result of the lower interest income due to lower interest rates and lower capitalized interest associated with fewer stores under construction, partially offset by lower interest associated with favorable tax settlements during the year.

Income tax provision - Our effective income tax rate was 36.9% in 2009 versus 37.4% in 2008.  The decrease in the effective tax rate was primarily due to favorable state tax settlements.

2008 Compared to 2007

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

The sales weakness we experienced was most pronounced in larger discretionary projects and was the result of dramatic reductions in consumer spending.  Certain of our project categories, including cabinets & countertops and millwork, had double-digit declines in comparable store sales for 2008.  These two project categories together with flooring were approximately 17% of our total sales in 2008.  This is comparable to 2002 levels, after having peaked at nearly 18.5% in 2006.  We also experienced continued weakness in certain of our style categories, such as fashion plumbing, lighting and windows & walls.  These product categories are also typically more discretionary in nature and delivered double-digit declines in comparable store sales for the year.

Due to consumers’ hesitancy to take on larger discretionary projects, we experienced mixed results within Specialty Sales during the year.  Special Order Sales delivered a 9.5% decline in comparable store sales, due to continued weakness in cabinets & countertops, fashion plumbing, lighting and millwork.  Installed Sales performed above our average comparable store sales change with a decline of 6.0% for 2008.  However, we experienced low double-digit declines in comparable store sales in the third and fourth quarters of 2008 as the economic environment worsened.  Commercial Business Customer sales continued to deliver above-average comparable store sales throughout this industry downturn as a result of our targeted efforts to focus on the professional tradesperson, property maintenance professional and the repair/remodeler.

We experienced solid sales performance due to increased demand for hurricane-related products, which helped drive a comparable store sales increase in building materials and above-average comparable store sales changes in outdoor power equipment and hardware.  Favorable comparisons due to 2007’s drought conditions contributed to above-average comparable store sales changes in our lawn & landscape products and nursery categories.  The continued willingness of homeowners to take on smaller projects to improve their outdoor space and maintain their homes also contributed to the above-average comparable store sales change in our nursery category, as well as in paint and home environment.  Other categories that performed above our average comparable store sales change included appliances and rough plumbing, while flooring and seasonal living performed at approximately the overall corporate average.

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

SG&A - The increase in SG&A as a percentage of sales from 2007 to 2008 was primarily driven by de-leverage of 70 basis points in store payroll. As sales per store declined, additional stores met the base staffing hours threshold, which increased the proportion of fixed-to-total payroll.  Although this created short-term pressure on earnings, in the long-term it ensured that we maintained the high service levels that customers have come to expect from Lowe’s.  The resulting de-leverage in store payroll was partially offset by leverage of 31 basis points of in-store service expense, due to the shifting of certain tasks from third-party, in-store service groups to store employees.  The offsetting impact of these two factors resulted in net de-leverage of 39 basis points.  We  experienced de-leverage of approximately 21 basis points in fixed expenses such as property taxes, utilities and rent during the year as a result of softer sales.  Additionally, we experienced 11 basis points of de-leverage associated with the write-off of new store projects that we are no longer pursuing and a long-lived asset impairment charge for open stores.  We also experienced de-leverage of approximately nine basis points in bonus expense attributable to higher achievement against performance targets in 2008, and de-leverage of seven basis points in retirement plan expenses due to changes in the 401(k) Plan that increased our matching contribution relative to the prior year.

Store opening costs - Store opening costs, which include payroll and supply costs incurred prior to store opening as well as grand opening advertising costs, totaled $102 million in 2008, compared to $141 million in 2007.  These costs are associated with the opening of 115 stores in 2008, as compared with the opening of 153 stores in 2007 (149 new and four relocated).  Store opening costs for stores opened during the year averaged approximately $0.8 million and $0.9 million per store in 2008 and 2007, respectively.  Because store opening costs are expensed as incurred, the timing of expense recognition fluctuates based on the timing of store openings.

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

Income tax provision – Our effective tax rate was 37.4% in 2008 versus 37.7% in 2007.  The decrease in the effective tax rate was due to an increase in federal and state tax credits as a percentage of taxable income in 2008 versus the prior year.

LOWE’S BUSINESS OUTLOOK

As of February 22, 2010, the date of our fourth quarter 2009 earnings release, we expected to open 40 to 45 stores during 2010, resulting in total square footage growth of approximately 2%.  We expected total sales in 2010 to increase 4% to 6% and comparable store sales to increase 1% to 3%.  Earnings before interest and taxes as a percentage of sales (operating margin) was expected to increase 40 to 50 basis points. Depreciation expense was expected to be approximately $1.62 billion.  Diluted earnings per share of $1.30 to $1.42 were expected for the year ending January 28, 2011.  While we expect to make share repurchases during 2010, our outlook for 2010 does not assume any share repurchases.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Cash flows from operating activities continued to provide the primary source of our liquidity.  The decrease in net cash flows provided by operating activities for 2009 versus 2008 was primarily driven by lower net earnings, partially offset by working capital improvements.  The decrease in net cash used in investing activities for 2009 versus 2008 was driven by a 45% decline in property acquired due to a reduction in our store expansion program.  The increase in cash used in financing activities for 2009 versus 2008 was attributable to approximately $1.0 billion of net repayment activity in 2009 related to short-term borrowings and $500 million in share repurchases under our share repurchase program in 2009, partially offset by the redemption in June 2008 of our convertible notes.

Sources of Liquidity

In addition to our cash flows from operations, liquidity is provided by our short-term borrowing facilities.  We have a $1.75 billion senior credit facility that expires in June 2012.  The senior credit facility supports our commercial paper and revolving credit programs.  The senior credit facility has a $500 million letter of credit sublimit.  Amounts outstanding under letters of credit reduce the amount available for borrowing under the senior credit facility.  Borrowings made are unsecured and are priced at fixed rates based upon market conditions at the time of funding in accordance with the terms of the senior credit facility. The senior credit facility contains certain restrictive covenants, which include maintenance of a debt leverage ratio, as defined by the senior credit facility.  We were in compliance with those covenants at January 29, 2010.  Nineteen banking institutions are participating in the senior credit facility.  As of January 29, 2010, there were no outstanding borrowings or letters of credit outstanding under the senior credit facility and no outstanding borrowings under the commercial paper program.

We have a Canadian dollar (C$) denominated credit facility in the amount of C$50 million that provides revolving credit support for our Canadian operations.  This uncommitted credit facility provides us with the ability to make unsecured borrowings which are priced at fixed rates based upon market conditions at the time of funding in accordance with the terms of the credit facility.  As of January 29, 2010, there were no borrowings outstanding under this credit facility.

Our debt ratings at January 29, 2010, were as follows:

Current Debt Ratings	S&P	Moody’s	Fitch
Commercial Paper	A1	P1	F1
Senior Debt	A+	A1	A+
Outlook	Negative	Stable	Negative

On March 25, 2010, Fitch affirmed our commercial paper rating at F1, affirmed our senior debt rating at A+, and changed our outlook from negative to stable.

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

Cash Requirements

Capital expenditures

Our 2010 capital budget is approximately $2.1 billion, inclusive of approximately $400 million of lease commitments, resulting in a planned net cash outflow of $1.7 billion.  Approximately 62% of the planned net cash outflow is for store expansion and approximately 21% is for investment in our existing stores through resets and remerchandising.  Our store expansion plans for 2010 consist of 40 to 45 new stores and are expected to increase sales floor square footage by approximately 2%.  Approximately 93% of the 2010 projects will be owned, of which 43% will be ground-leased.  Other planned capital expenditures include investing in our distribution and corporate infrastructure, including enhancements in information technology.

During 2009, we entered into a joint venture agreement with Australian retailer Woolworths Limited, to develop a chain of home improvement stores in Australia.  We expect to contribute approximately $100 million per year over four years to the joint venture, of which we are a one-third owner.

At January 29, 2010, we owned and operated 14 regional distribution centers.  At January 29, 2010, we also operated 15 flatbed distribution centers for the handling of lumber, building materials and other long-length items.  We are confident that our current distribution network has the capacity to ensure that our stores remain in stock and that customer demand is met.

Debt and capital

The $500 million 8.25% Notes due June 1, 2010 will be repaid with net cash provided by operating and financing activities.

Dividends declared during 2009 totaled $522 million.  The decline in cash dividend payments from $491 million in 2008 to $391 million in 2009 was primarily due to a shift in the timing of dividend payments for dividends declared in the fourth quarter of 2009.  Dividends declared in the fourth quarter of 2009 were paid in 2010 and totaled $131 million.

Our share repurchase program is implemented through purchases made from time to time either in the open market or through private transactions.  Shares purchased under the share repurchase program are retired and returned to authorized and unissued status.   Authorization available for share repurchases under the program during 2009 expired as of January 29, 2010.  However, on January 29, 2010, the Board of Directors authorized an additional $5 billion in share repurchases with no expiration.  We expect to utilize the $5 billion authorization over the next three years.

The ratio of debt to equity plus debt was 21.0% and 25.1% as of January 29, 2010, and January 30, 2009, respectively.

OFF-BALANCE SHEET ARRANGEMENTS

Other than in connection with executing operating leases, we do not have any off-balance sheet financing that has, or is reasonably likely to have, a material, current or future effect on our financial condition, cash flows, results of operations, liquidity, capital expenditures or capital resources.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table summarizes our significant contractual obligations and commercial commitments:

	Payments Due by Period
Contractual Obligations		Less Than	1-3	4-5	After 5
(In millions)	Total	1 Year	Years	Years	Years
Long-term debt (principal and interest
amounts, excluding discount)	$8,974	$791	$1,057	$445	$6,681
Capitalized lease obligations 1	587	66	131	124	266
Operating leases 1	6,164	409	815	787	4,153
Purchase obligations 2	673	418	193	60	2
Total contractual obligations	$16,398	$1,684	$2,196	$1,416	$11,102

	Amount of Commitment Expiration by Period
Commercial Commitments		Less Than	1-3	4-5	After 5
(In millions)	Total	1 Year	Years	Years	Years
Letters of credit 3	$327	$324	$3	$-	$-
Surety bonds 4	$286	$276	$10	$-	$-

1 Amounts do not include taxes, common area maintenance, insurance or contingent rent because these amounts have historically been insignificant.
2 Represents commitments related to certain marketing and information technology programs, purchases of merchandise inventory and construction of buildings.
3 Letters of credit are issued for the purchase of import merchandise inventories, real estate and construction contracts, and insurance programs.
4 Surety bonds are issued primarily to secure payment of workers’ compensation liability claims in states where we are self-insured.

At January 29, 2010, approximately $9 million of the reserve for uncertain tax positions (including penalties and interest) was classified as a current liability and $160 million was classified as a non-current liability.  At this time, we are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months, due to uncertainties in the timing of the effective settlement of tax positions.

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

Merchandise Inventory

Description
We record an obsolete inventory reserve for the anticipated loss associated with selling inventories below cost.  This reserve is based on our current knowledge with respect to inventory levels, sales trends and historical experience.  During 2009, our reserve decreased approximately $9 million to $49 million as of January 29, 2010.

We also record an inventory reserve for the estimated shrinkage between physical inventories.  This reserve is based primarily on actual shrinkage results from previous physical inventories.  During 2009, the inventory shrinkage reserve increased approximately $9 million to $138 million as of January 29, 2010.

In addition, we receive funds from vendors in the normal course of business, principally as a result of purchase volumes, sales, early payments or promotions of vendors’ products, which generally do not represent the reimbursement of specific, incremental and identifiable costs that we incurred to sell the vendor’s product.  We treat these funds as a reduction in the cost of inventory as the amounts are accrued, and recognize these funds as a reduction of cost of sales when the inventory is sold.

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

For vendor funds, we develop accrual rates based on the provisions of the agreements in place.  Due to the complexity and diversity of the individual vendor agreements, we perform analyses and review historical purchase trends and volumes throughout the year, adjust accrual rates as appropriate and confirm actual amounts with select vendors to ensure the amounts earned are appropriately recorded.  Amounts accrued throughout the year could be impacted if actual purchase volumes differ from projected purchase volumes, especially in the case of programs that provide for increased funding when graduated purchase volumes are met.

Effect if actual results differ from assumptions
We have not made any material changes in the methodology used to establish our inventory valuation or the related reserves for obsolete inventory or inventory shrinkage during the past three years.  We believe that we have sufficient current and historical knowledge to record reasonable estimates for both of these inventory reserves.  However, it is possible that actual results could differ from recorded reserves.  A 10% change in the amount of products considered obsolete and, therefore, included in the calculation of our obsolete inventory reserve would have affected net earnings by approximately $3 million for 2009.  A 10% change in the estimated shrinkage rate included in the calculation of our inventory shrinkage reserve would have affected net earnings by approximately $9 million for 2009.

We have not made any material changes in the methodology used to recognize vendor funds during the past three years.  If actual results are not consistent with the assumptions and estimates used, we could be exposed to additional adjustments that could positively or negatively impact gross margin and inventory.  However, substantially all receivables associated with these activities do not require subjective long-term estimates because they are collected within the following year.  Adjustments to gross margin and inventory in the following year have historically not been material.

Long-Lived Asset Impairment - Operating Stores

Description
At January 29, 2010, $19.2 billion of our long-lived assets were associated with stores currently in operation.  We review the carrying amounts of operating stores whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable.  When evaluating operating stores for impairment, our asset group is at an individual store level, as that is the lowest level for which cash flows are identifiable.  Cash flows for individual operating stores do not include an allocation of corporate overhead.

We evaluate operating stores on a quarterly basis to determine when store assets may not be recoverable.  Our primary indicator that operating store assets may not be recoverable is consistently negative cash flow for a 12 month period for those stores that have been open in the same location for a sufficient period of time to allow for meaningful analysis of ongoing operating results.  Management also monitors other factors when evaluating operating stores for impairment, including individual stores’ execution of their operating plans and local market conditions, including incursion, which is the opening of either other Lowe’s stores or direct competitors’ stores within the same market.

For operating stores, a potential impairment has occurred if projected future undiscounted cash flows expected to result from the use and eventual disposition of the store assets are less than the carrying amount of the assets.  When determining the stream of projected future cash flows associated with an individual operating store, management makes assumptions, incorporating local market conditions, about key store variables including sales growth rates, gross margin and controllable expenses, such as store payroll and occupancy expense.

An impairment loss is recognized when the carrying amount of the operating store is not recoverable and exceeds its fair value.  We generally use an income approach to determine the fair value of our individual operating stores, which requires discounting projected future cash flows.  This involves making assumptions regarding both a store’s future cash flows, as described above, and an appropriate discount rate to determine the present value of those future cash flows.  We discount our cash flow estimates at a rate commensurate with the risk that selected market participants would assign to the cash flows.  The selected market participants represent a group of other retailers with a store footprint similar in size to ours.

We recorded operating store impairment losses of $53 million during 2009 compared to $16 million during 2008.

Judgments and uncertainties involved in the estimate
Our impairment loss calculations require us to apply judgment in estimating expected future cash flows, including estimated sales, margin and controllable expenses and assumptions about market performance.  We also apply judgment in estimating asset fair values, including the selection of an appropriate discount rate.

Effect if actual results differ from assumptions
We have not made any material changes in the methodology used to estimate the future cash flows of operating stores during the past three years.  If the actual results of our operating stores are not consistent with the assumptions and judgments we have made in estimating future cash flows and determining asset fair values, our actual impairment losses could vary positively or negatively from our estimated impairment losses.   A 10% reduction in projected sales used to estimate future cash flows at the time that the operating stores were evaluated for impairment would have increased recognized impairment losses by $31 million.  A 10% increase in projected sales used to estimate future cash flows at the time that the operating stores were evaluated for impairment would have reduced recognized impairment losses by $3 million.  We analyzed other assumptions made in estimating the future cash flows of the operating stores evaluated for impairment, but the sensitivity of those assumptions was not significant to the estimates.

Self-Insurance

Description
We are self-insured for certain losses relating to workers’ compensation, automobile, property, general and product liability, extended warranty, and certain medical and dental claims.  Self-insurance claims filed and claims incurred but not reported are accrued based upon our estimates of the discounted ultimate cost for self-insured claims incurred using actuarial assumptions followed in the insurance industry and historical experience.  During 2009, our self-insurance liability increased approximately $41 million to $792 million as of January 29, 2010.

Judgments and uncertainties involved in the estimate
These estimates are subject to changes in the regulatory environment; utilized discount rate; projected exposures including payroll, sales, and vehicle units; as well as the frequency, lag and severity of claims.

Effect if actual results differ from assumptions
We have not made any material changes in the methodology used to establish our self-insurance liability during the past three years.  Although we believe that we have the ability to reasonably estimate losses related to claims, it is possible that actual results could differ from recorded self-insurance liabilities.  A 10% change in our self-insurance liability would have affected net earnings by approximately $50 million for 2009.  A 100 basis point change in our discount rate would have affected net earnings by approximately $14 million for 2009.

Revenue Recognition

Description
See Note 1 to the consolidated financial statements for a discussion of our revenue recognition policies.  The following accounting estimates relating to revenue recognition require management to make assumptions and apply judgment regarding the effects of future events that cannot be determined with certainty.

We sell separately-priced extended warranty contracts under a Lowe’s-branded program for which we are ultimately self-insured.  We recognize revenues from extended warranty sales on a straight-line basis over the respective contract term due to a lack of sufficient historical evidence indicating that costs of performing services under the contracts are incurred on other than a straight-line basis.  Extended warranty contract terms primarily range from one to four years from the date of purchase or the end of the manufacturer’s warranty, as applicable.  We consistently group and evaluate extended warranty contracts based on the characteristics of the underlying products and the coverage provided in order to monitor for expected losses.  A loss would be recognized if the expected costs of performing services under the contracts exceeded the amount of unamortized acquisition costs and related deferred revenue associated with the contracts.  Deferred revenues associated with the extended warranty contracts increased $70 million to $549 million as of January 29, 2010.

We defer revenue and cost of sales associated with transactions for which customers have not yet taken possession of merchandise or for which installation has not yet been completed.  Revenue is deferred based on the actual amounts received.  We use historical gross margin rates to estimate the adjustment to cost of sales for these transactions.  During 2009, deferred revenues associated with these transactions increased $26 million to $354 million as of January 29, 2010.

Judgments and uncertainties involved in the estimate
For extended warranties, there is judgment inherent in our evaluation of expected losses as a result of our methodology for grouping and evaluating extended warranty contracts and from the actuarial determination of the estimated cost of the contracts.  There is also judgment inherent in our determination of the recognition pattern of costs of performing services under these contracts.

For the deferral of revenue and cost of sales associated with transactions for which customers have not yet taken possession of merchandise or for which installation has not yet been completed, there is judgment inherent in our estimates of gross margin rates.

Effect if actual results differ from assumptions
We have not made any material changes in the methodology used to recognize revenue on our extended warranty contracts during the past three years.  We currently do not anticipate incurring any losses on our extended warranty contracts.  Although we believe that we have the ability to adequately monitor and estimate expected losses under the extended warranty contracts, it is possible that actual results could differ from our estimates.  In addition, if future evidence indicates that the costs of performing services under these contracts are incurred on other than a straight-line basis, the timing of revenue recognition under these contracts could change.  A 10% change in the amount of revenue recognized in 2009 under these contracts would have affected net earnings by approximately $9 million.

We have not made any material changes in the methodology used to reverse net sales and cost of sales related to amounts received for which customers have not yet taken possession of merchandise or for which installation has not yet been completed.  We believe we have sufficient current and historical knowledge to record reasonable estimates related to the impact to cost of sales for these transactions.  However, if actual results are not consistent with our estimates or assumptions, we may incur additional income or expense.  A 10% change in the estimate of the gross margin rates applied to these transactions would have affected net earnings by approximately $6 million in 2009.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In addition to the risks inherent in our operations, we are exposed to certain market risks, including changes in interest rates, commodity prices and foreign currency exchange rates.

Interest Rate Risk

Fluctuations in interest rates do not have a material impact on our financial condition and results of operations because our long-term debt is carried at amortized cost and primarily consists of fixed rate instruments.  Therefore providing quantitative information about interest rate risk is not meaningful for financial instruments.

Commodity Price Risk

We purchase certain commodity products that are subject to price volatility caused by factors beyond our control.  We believe that the price volatility of these products is mitigated by our selling prices and through fixed-price supply agreements with vendors.  The selling prices of these commodity products are influenced, in part, by the market price we pay, which is determined by industry supply and demand.

Foreign Currency Exchange Rate Risk

Although we have international operating entities, our exposure to foreign currency exchange rate fluctuations is not material to our financial condition and results of operations.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

We speak throughout this Annual Report in forward-looking statements about our future, particularly in the “Letter to Shareholders” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”  The words “believe,” “expect,” “will,” “should,” and other similar expressions are intended to identify those forward-looking statements.  While we believe our expectations are reasonable, they are not guarantees of future performance.  Our actual results could differ substantially from our expectations because, for example:

• Our sales are dependent upon the health and stability of the general economy, which we believe is recovering slowly from a prolonged period of recession that was made worse by the severe accompanying financial/credit crisis.  Continued high rates of unemployment, the psychological effect of falling home prices, reduced access to credit and reduced consumer confidence have combined to lead to sharply reduced consumer spending, particularly on many of the discretionary, bigger-ticket products we sell.  In addition, changes in the level of repairs, remodeling and additions to existing homes, changes in commercial building activity, and the availability and cost of mortgage financing can impact our business.

• Major weather-related events and unseasonable weather may negatively impact our sales particularly of seasonal merchandise.  Prolonged and widespread drought conditions could, for example, hurt our sales of lawn and garden and related products.

• Our expansion strategy is impacted by economic conditions, environmental regulations, local zoning issues, availability and development of land, and more stringent land-use regulations. Furthermore, our ability to secure a highly qualified workforce is an important element to the success of our expansion strategy.

• Our business is highly competitive, and, as we build an increasing percentage of our new stores in larger markets and utilize new sales channels such as the internet, we may face new and additional forms of competition.  Promotional pricing and competitor liquidation activities during challenging economic periods such as we are continuing to experience may increase competition and adversely affect our business.

• The ability to continue our everyday low pricing strategy and provide the products that customers want depends on our vendors providing a reliable supply of products at competitive prices and our ability to effectively manage our inventory. As an increasing number of the products we sell are imported, any restrictions or limitations on importation of such products, political or financial instability in some of the countries from which we import them, or a failure to comply with laws and regulations of those countries from which we import them could interrupt our supply of imported inventory.  The current global recession from which we are beginning to recover and credit crisis that continues to some extent have adversely affected the operations and financial stability of some of our vendors by reducing their sales and restricting their access to capital.

• Our goal of increasing our market share and our commitment to keeping our prices low requires us to make substantial investments in new technology and processes whose benefits could take longer than expected to be realized and which could be difficult to implement and integrate.

• Changes in existing or new laws and regulations that affect employment/labor, trade, product safety, transportation/logistics, energy costs, health care, tax or environmental issues, could have an adverse impact, directly or indirectly, on our financial condition and results of operations.

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

Our management, with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our Internal Control as of January 29, 2010.  In evaluating our Internal Control, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on our management's assessment, we have concluded that, as of January 29, 2010, our Internal Control is effective.

Deloitte & Touche LLP, the independent registered public accounting firm that audited the financial statements contained in this report, was engaged to audit our Internal Control. Their report appears on page 29.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Lowe’s Companies, Inc.
Mooresville, North Carolina

We have audited the accompanying consolidated balance sheets of Lowe's Companies, Inc. and subsidiaries (the "Company") as of January 29, 2010 and January 30, 2009, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three fiscal years in the period ended January 29, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at January 29, 2010 and January 30, 2009, and the results of its operations and its cash flows for each of the three fiscal years in the period ended January 29, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of January 29, 2010, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Charlotte, North Carolina
March 30, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Lowe’s Companies, Inc.
Mooresville, North Carolina

We have audited the internal control over financial reporting of Lowe's Companies, Inc. and subsidiaries (the "Company") as of January 29, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 29, 2010, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the fiscal year ended January 29, 2010 of the Company and our report dated March 30, 2010 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche LLP

Charlotte, North Carolina
March 30, 2010

Lowe's Companies, Inc.
Consolidated Statements of Earnings

(In millions, except per share and percentage data)	January 29,	%	January 30,	%	February 1,	%
Fiscal years ended on	2010	Sales	2009	Sales	2008	Sales
Net sales	$47,220	100.00%	$48,230	100.00%	$48,283	100.00%

Cost of sales	30,757	65.14	31,729	65.79	31,556	65.36

Gross margin	16,463	34.86	16,501	34.21	16,727	34.64

Expenses:

Selling, general and administrative	11,688	24.75	11,074	22.96	10,515	21.78

Store opening costs	49	0.10	102	0.21	141	0.29

Depreciation	1,614	3.42	1,539	3.19	1,366	2.83

Interest - net	287	0.61	280	0.58	194	0.40

Total expenses	13,638	28.88	12,995	26.94	12,216	25.30

Pre-tax earnings	2,825	5.98	3,506	7.27	4,511	9.34

Income tax provision	1,042	2.20	1,311	2.72	1,702	3.52

Net earnings	$1,783	3.78%	$2,195	4.55%	$2,809	5.82%

Basic earnings per common share	$1.21		$1.50		$1.89

Diluted earnings per common share	$1.21		$1.49		$1.86

Cash dividends per share	$0.355		$0.335		$0.290

See accompanying notes to consolidated financial statements.

Lowe's Companies, Inc.
Consolidated Balance Sheets

		January 29,	%	January 30,	%
(In millions, except par value and percentage data)		2010	Total	2009	Total
Assets
Current assets:
Cash and cash equivalents		$632	1.9%	$245	0.8%
Short-term investments		425	1.3	416	1.3
Merchandise inventory - net		8,249	25.0	8,209	25.2
Deferred income taxes - net		208	0.6	105	0.3
Other current assets		218	0.7	215	0.6
Total current assets		9,732	29.5	9,190	28.2
Property, less accumulated depreciation		22,499	68.2	22,722	69.6
Long-term investments		277	0.8	253	0.8
Other assets		497	1.5	460	1.4
Total assets		$33,005	100.0%	$32,625	100.0%

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings		$-	-%	$987	3.0%
Current maturities of long-term debt		552	1.7	34	0.1
Accounts payable		4,287	13.0	4,109	12.6
Accrued compensation and employee benefits		577	1.7	434	1.3
Deferred revenue		683	2.1	674	2.1
Other current liabilities		1,256	3.8	1,322	4.1
Total current liabilities		7,355	22.3	7,560	23.2
Long-term debt, excluding current maturities		4,528	13.7	5,039	15.4
Deferred income taxes - net		598	1.8	599	1.8
Other liabilities		1,455	4.4	1,372	4.3
Total liabilities		13,936	42.2	14,570	44.7

Commitments and contingencies

Shareholders' equity:
Preferred stock - $5 par value, none issued		-	-	-	-
Common stock - $.50 par value;
Shares issued and outstanding
January 29, 2010	1,459
January 30, 2009	1,470	729	2.2	735	2.2
Capital in excess of par value		6	-	277	0.8
Retained earnings		18,307	55.5	17,049	52.3
Accumulated other comprehensive income (loss)		27	0.1	(6)	-
Total shareholders' equity		19,069	57.8	18,055	55.3
Total liabilities and shareholders' equity		$33,005	100.0%	$32,625	100.0%

See accompanying notes to consolidated financial statements.

Lowe's Companies, Inc.
Consolidated Statements of Shareholders' Equity

					Accumulated
			Capital in		Other	Total
	Common Stock		Excess of	Retained	Comprehensive	Shareholders'
(In millions)	Shares	Amount	Par Value	Earnings	Income (Loss)	Equity
Balance February 2, 2007	1,525	$762	$102	$14,860	$1	$15,725
Cumulative effect adjustment				(8)		(8)
Comprehensive income:
Net earnings				2,809
Foreign currency translation					7
Total comprehensive income						2,816
Tax effect of non-qualified stock options exercised
and restricted stock vested			12			12
Cash dividends declared				(428)		(428)
Share-based payment expense			99			99
Repurchase of common stock	(76)	(38)	(349)	(1,888)		(2,275)
Conversion of debt to common stock	1	-	13			13
Employee stock options exercised
and restricted stock issued	5	3	61			64
Employee stock purchase plan	3	2	78			80
Balance February 1, 2008	1,458	$729	$16	$15,345	$8	$16,098
Comprehensive income:
Net earnings				2,195
Foreign currency translation					(13)
Net unrealized investment losses					(1)
Total comprehensive income						2,181
Tax effect of non-qualified stock options exercised
and restricted stock vested			5			5
Cash dividends declared				(491)		(491)
Share-based payment expense			95			95
Repurchase of common stock	-	-	(8)			(8)
Conversion of debt to common stock	-	-	1			1
Employee stock options exercised
and restricted stock issued	8	4	94			98
Employee stock purchase plan	4	2	74			76
Balance January 30, 2009	1,470	$735	$277	$17,049	$(6)	$18,055
Comprehensive income:
Net earnings				1,783
Foreign currency translation					32
Net unrealized investment gains					1
Total comprehensive income						1,816
Tax effect of non-qualified stock options exercised
and restricted stock vested			(6)			(6)
Cash dividends declared				(522)		(522)
Share-based payment expense			102			102
Repurchase of common stock	(22)	(11)	(490)	(3)		(504)
Employee stock options exercised
and restricted stock issued	7	3	50			53
Employee stock purchase plan	4	2	73			75
Balance January 29, 2010	1,459	$729	$6	$18,307	$27	$19,069

See accompanying notes to consolidated financial statements.

Lowe's Companies, Inc.
Consolidated Statements of Cash Flows

(In millions)	January 29,	January 30,	February 1,
Fiscal years ended on	2010	2009	2008
Cash flows from operating activities:
Net earnings	$1,783	$2,195	$2,809
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	1,733	1,667	1,464
Deferred income taxes	(123)	69	2
Loss on property and other assets - net	193	89	51
Loss on redemption of long-term debt	-	8	-
Share-based payment expense	102	95	99
Changes in operating assets and liabilities:
Merchandise inventory - net	(28)	(611)	(464)
Other operating assets	7	31	(64)
Accounts payable	175	402	185
Other operating liabilities	212	177	265
Net cash provided by operating activities	4,054	4,122	4,347

Cash flows from investing activities:
Purchases of short-term investments	(344)	(210)	(920)
Proceeds from sale/maturity of short-term investments	624	431	1,183
Purchases of long-term investments	(1,483)	(1,148)	(1,588)
Proceeds from sale/maturity of long-term investments	1,160	994	1,162
Increase in other long-term assets	(62)	(56)	(7)
Property acquired	(1,799)	(3,266)	(4,010)
Proceeds from sale of property and other long-term assets	18	29	57
Net cash used in investing activities	(1,886)	(3,226)	(4,123)

Cash flows from financing activities:
Net (decrease) increase in short-term borrowings	(1,007)	(57)	1,041
Proceeds from issuance of long-term debt	10	15	1,296
Repayment of long-term debt	(37)	(573)	(96)
Proceeds from issuance of common stock under employee stock purchase plan	75	76	80
Proceeds from issuance of common stock from stock options exercised	53	98	69
Cash dividend payments	(391)	(491)	(428)
Repurchases of common stock	(504)	(8)	(2,275)
Excess tax benefits of share-based payments	-	1	6
Net cash used in financing activities	(1,801)	(939)	(307)

Effect of exchange rate changes on cash	20	7	-

Net increase (decrease) in cash and cash equivalents	387	(36)	(83)
Cash and cash equivalents, beginning of year	245	281	364
Cash and cash equivalents, end of year	$632	$245	$281

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 29, 2010, JANUARY 30, 2009 AND FEBRUARY 1, 2008

NOTE 1: Summary of Significant Accounting Policies -

Lowe’s Companies, Inc. and subsidiaries (the Company) is the world's second-largest home improvement retailer and operated 1,710 stores in the United States and Canada at January 29, 2010.  Below are those accounting policies considered by the Company to be significant.

Fiscal Year - The Company’s fiscal year ends on the Friday nearest the end of January.  Each of the fiscal years presented contained 52 weeks. All references herein for the years 2009, 2008 and 2007 represent the fiscal years ended January 29, 2010, January 30, 2009, and February 1, 2008, respectively.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its wholly-owned or controlled operating subsidiaries. All intercompany accounts and transactions have been eliminated.

Foreign Currency - The functional currencies of the Company’s international subsidiaries are primarily the local currencies of the countries in which the subsidiaries are located. Foreign currency denominated assets and liabilities are translated into U.S. dollars using the exchange rates in effect at the consolidated balance sheet date. Results of operations and cash flows are translated using the average exchange rates throughout the period. The effect of exchange rate fluctuations on translation of assets and liabilities is included as a component of shareholders' equity in accumulated other comprehensive income (loss). Gains and losses from foreign currency transactions, which are included in selling, general and administrative (SG&A) expense, have not been significant.

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

Cash and Cash Equivalents - Cash and cash equivalents include cash on hand, demand deposits and short-term investments with original maturities of three months or less when purchased.  Cash and cash equivalents are carried at amortized cost on the consolidated balance sheets.  The majority of payments due from financial institutions for the settlement of credit card and debit card transactions process within two business days and are, therefore, classified as cash and cash equivalents.

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

Investments, exclusive of cash equivalents, with a stated maturity date of one year or less from the balance sheet date or that are expected to be used in current operations, are classified as short-term investments. The Company’s trading securities are also classified as short-term investments.  All other investments are classified as long-term. As of January 29, 2010, investments consisted primarily of municipal bonds, money market funds,  mutual funds, tax-exempt commercial paper, and certificates of deposit.  Restricted balances pledged as collateral for letters of credit for the Company’s extended warranty program and for a portion of the Company’s casualty insurance and Installed Sales program liabilities are also classified as investments.

The Company maintains investment securities in conjunction with certain employee benefit plans that are classified as trading securities.  These securities are carried at fair market value with unrealized gains and losses included in SG&A expense.  All other investment securities are classified as available-for-sale and are carried at fair market value with unrealized gains and losses included in accumulated other comprehensive income (loss) in shareholders' equity.

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

The Company receives funds from vendors in the normal course of business, principally as a result of purchase volumes, sales, early payments or promotions of vendors’ products, which generally do not represent the reimbursement of specific, incremental and identifiable costs incurred by the Company to sell the vendor’s product.  These funds are treated as a reduction in the cost of inventory as the amounts are accrued, and are recognized as a reduction of cost of sales when the inventory is sold.  The Company develops accrual rates for vendor funds based on the provisions of the agreements in place.  Due to the complexity and diversity of the individual vendor agreements, the Company performs analyses and reviews historical trends throughout the year and confirms actual amounts with select vendors to ensure the amounts earned are appropriately recorded.  Amounts accrued throughout the year could be impacted if actual purchase volumes differ from projected annual purchase volumes, especially in the case of programs that provide for increased funding when graduated purchase volumes are met.

Derivative Financial Instruments - The Company occasionally utilizes derivative financial instruments to manage certain business risks.  However, the amounts were not material to the Company’s consolidated financial statements in any of the years presented.  The Company does not use derivative financial instruments for trading purposes.

Credit Programs - The majority of the Company’s accounts receivable arises from sales of goods and services to Commercial Business Customers. The Company has an agreement with GE Money Bank (GE) under which GE purchases at face value new commercial business accounts receivable originated by the Company and services these accounts.  This agreement ends in December 2016, unless terminated sooner by the parties.  The Company accounts for these transfers as sales of the accounts receivable.  When the Company sells its commercial business accounts receivable, it retains certain interests in those receivables, including the funding of a loss reserve and its obligation related to GE’s ongoing servicing of the receivables sold.  Any gain or loss on the sale is determined based on the previous carrying amounts of the transferred assets allocated at fair value between the receivables sold and the interests retained. Fair value is based on the present value of expected future cash flows, taking into account the key assumptions of anticipated credit losses, payment rates, late fee rates, GE’s servicing costs and the discount rate commensurate with the uncertainty involved.  Due to the short-term nature of the receivables sold, changes to the key assumptions would not materially impact the recorded gain or loss on the sales of receivables or the fair value of the retained interests in the receivables.

Total commercial business accounts receivable sold to GE were $1.6 billion in 2009, $1.7 billion in 2008, and $1.8 billion in 2007.  During 2009, 2008 and 2007, the Company recognized losses of $31 million, $38 million and $34 million, respectively, on these receivable sales as SG&A expense, which primarily relates to the fair value of the obligations incurred related to servicing costs that are remitted to GE monthly.  At January 29, 2010 and January 30, 2009, the fair value of the retained interests was determined based on the present value of expected future cash flows and was insignificant.

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

The total portfolio of receivables held by GE, including both receivables originated by GE from the Company’s proprietary credit cards and commercial business accounts receivable originated by the Company and sold to GE, approximated $6.5 billion at January 29, 2010, and $6.8 billion at January 30, 2009.

Property and Depreciation - Property is recorded at cost. Costs associated with major additions are capitalized and depreciated. Capital assets are expected to yield future benefits and have useful lives which exceed one year.  The total cost of a capital asset generally includes all applicable sales taxes, delivery costs, installation costs and other appropriate costs incurred by the Company including interest in the case of self-constructed assets.  Upon disposal, the cost of properties and related accumulated depreciation are removed from the accounts, with gains and losses reflected in SG&A expense on the consolidated statements of earnings.

Depreciation is provided over the estimated useful lives of the depreciable assets. Assets are depreciated using the straight-line method. Assets under capital lease and leasehold improvements are depreciated over the shorter of their estimated useful lives or the term of the related lease, which may include one or more option renewal periods where failure to exercise such options would result in an economic penalty in such amount that renewal appears, at the inception of the lease, to be reasonably assured.  During the term of a lease, if leasehold improvements are placed in service significantly after the inception of the lease, the Company depreciates these leasehold improvements over the shorter of the useful life of the leasehold assets or a term that includes lease renewal periods deemed to be reasonably assured at the time the leasehold improvements are placed into service.  The amortization of these assets is included in depreciation expense on the consolidated financial statements.

Long-Lived Asset Impairment/Exit Activities - The carrying amounts of long-lived assets are reviewed whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable.

Long-lived assets held-for-use includes operating stores as well as excess properties, such as relocated stores, closed stores and other properties, which do not meet the held-for-sale criteria. A potential impairment has occurred for long-lived assets held-for-use if projected future undiscounted cash flows expected to result from the use and eventual disposition of the assets are less than the carrying amounts of the assets.  An impairment loss is recorded for long-lived assets held-for-use when the carrying amount of the asset is not recoverable and exceeds its fair value.

Excess properties that are expected to be sold within the next 12 months and meet the other relevant held-for-sale criteria are classified as long-lived assets held-for-sale.  An impairment loss is recorded for long-lived assets held-for-sale when the carrying amount of the asset exceeds its fair value less cost to sell.  A long-lived asset is not depreciated while it is classified as held-for-sale.

For long-lived assets to be abandoned, the Company considers the asset to be disposed of when it ceases to be used.  Until it ceases to be used, the Company continues to classify the asset as held-for-use and tests for potential impairment accordingly.  If the Company commits to a plan to abandon a long-lived asset before the end of its previously estimated useful life, its depreciable life is re-evaluated.

Impairment losses are included in SG&A expense.  The Company recorded long-lived asset impairment losses of $114 million during 2009, including $53 million for operating stores and $61 million for excess properties.  The Company recorded long-lived asset impairment losses of $21 million during 2008, including $16 million for operating stores and $5 million for excess properties.  The Company recorded long-lived asset impairment losses of $28 million during 2007 for excess properties.

The net carrying amount of excess properties that do not meet the held-for-sale criteria is included in other assets (non-current) on the consolidated balance sheets and totaled $205 million and $174 million at January 29, 2010 and January 30, 2009, respectively.

When operating leased locations are closed, a liability is recognized for the fair value of future contractual obligations, including future minimum lease payments, property taxes, utilities and common area maintenance, net of estimated sublease income.

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

Accounts Payable - The Company has an agreement with a third party to provide an accounts payable tracking system which facilitates participating suppliers’ ability to finance payment obligations from the Company with designated third-party financial institutions.  Participating suppliers may, at their sole discretion, make offers to finance one or more payment obligations of the Company prior to their scheduled due dates at a discounted price to participating financial institutions.  The Company’s goal in entering into this arrangement is to capture overall supply chain savings, in the form of pricing, payment terms or vendor funding, created by facilitating suppliers’ ability to finance payment obligations at more favorable discount rates, while providing them with greater working capital flexibility.

The Company’s obligations to its suppliers, including amounts due and scheduled payment dates, are not impacted by suppliers’ decisions to finance amounts under this arrangement.  However, the Company’s right to offset balances due from suppliers against payment obligations is restricted by this arrangement for those payment obligations that have been financed by suppliers.  As of January 29, 2010 and January 30, 2009, $602 million and $393 million, respectively, of the Company’s outstanding payment obligations had been placed on the accounts payable tracking system, and participating suppliers had financed $253 million and $370 million, respectively, of those payment obligations to participating financial institutions.

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

The Company establishes a liability for tax positions for which there is uncertainty as to whether or not the position will be ultimately sustained.  The Company includes interest related to tax issues as part of net interest on the consolidated financial statements.  The Company records any applicable penalties related to tax issues within the income tax provision.

Revenue Recognition - The Company recognizes revenues, net of sales tax, when sales transactions occur and customers take possession of the merchandise. A provision for anticipated merchandise returns is provided through a reduction of sales and cost of sales in the period that the related sales are recorded.  Revenues from product installation services are recognized when the installation is completed.  Deferred revenues associated with amounts received for which customers have not yet taken possession of merchandise or for which installation has not yet been completed were $354 million and $328 million at January 29, 2010, and January 30, 2009, respectively.

Revenues from stored-value cards, which include gift cards and returned merchandise credits, are deferred and recognized when the cards are redeemed.  The liability associated with outstanding stored-value cards was $329 million and $346 million at January 29, 2010, and January 30, 2009, respectively, and these amounts are included in deferred revenue on the consolidated balance sheets.The Company recognizes income from unredeemed stored-value cards at the point at which redemption becomes remote.  The Company’s stored-value cards have no expiration date or dormancy fees.  Therefore, to determine when redemption is remote, the Company analyzes an aging of the unredeemed cards based on the date of last stored-value card use.

Extended Warranties - The Company sells separately-priced extended warranty contracts under a Lowe’s-branded program for which the Company is ultimately self-insured.  The Company recognizes revenue from extended warranty sales on a straight-line basis over the respective contract term.  Extended warranty contract terms primarily range from one to four years from the date of purchase or the end of the manufacturer’s warranty, as applicable.  The Company’s extended warranty deferred revenue is included in other liabilities (non-current) on the consolidated balance sheets.  Changes in deferred revenue for extended warranty contracts are summarized as follows:

(In millions)	2009	2008
Extended warranty deferred revenue, beginning of year	$479	$407
Additions to deferred revenue	220	193
Deferred revenue recognized	(150)	(121)
Extended warranty deferred revenue, end of year	$549	$479

Incremental direct acquisition costs associated with the sale of extended warranties are also deferred and recognized as expense on a straight-line basis over the respective contract term. Deferred costs associated with extended warranty contracts were $150 million and $121 million at January 29, 2010 and January 30, 2009, respectively.  The Company’s extended warranty deferred costs are included in other assets (non-current) on the consolidated balance sheets.  All other costs, such as costs of services performed under the contract, general and administrative expenses and advertising expenses are expensed as incurred.

The liability for extended warranty claims incurred is included in other current liabilities on the consolidated balance sheets.  Changes in the liability for extended warranty claims are summarized as follows:

(In millions)	2009	2008
Liability for extended warranty claims, beginning of year	$17	$14
Accrual for claims incurred	67	53
Claim payments	(61)	(50)
Liability for extended warranty claims, end of year	$23	$17

Cost of Sales and Selling, General and Administrative Expenses - The following lists the primary costs classified in each major expense category:

Cost of Sales	Selling, General and Administrative
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
▪ Long-lived asset impairment losses and gains/losses on disposal of assets;
▪ Other administrative costs, such as supplies, and travel and entertainment.

Advertising - Costs associated with advertising are charged to expense as incurred.  Advertising expenses were $750 million, $789 million and $788 million in 2009, 2008 and 2007, respectively.

Shipping and Handling Costs - The Company includes shipping and handling costs relating to the delivery of products directly from vendors to customers by third parties in cost of sales.  Shipping and handling costs, which include third party delivery costs, salaries, and vehicle operations expenses relating to the delivery of products from stores to customers, are classified as SG&A expense.  Shipping and handling costs included in SG&A expense were $371 million, $378 million and $361 million in 2009, 2008 and 2007, respectively.

Store Opening Costs - Costs of opening new or relocated retail stores, which include payroll and supply costs incurred prior to store opening and grand opening advertising costs, are charged to expense as incurred.

Comprehensive Income - The Company reports comprehensive income on its consolidated statements of shareholders’ equity.  Comprehensive income represents changes in shareholders' equity from non-owner sources and is comprised primarily of net earnings plus or minus unrealized gains or losses on available-for-sale securities, as well as foreign currency translation adjustments.  Unrealized gains, net of tax, on available-for-sale securities classified in accumulated other comprehensive income (loss) on the consolidated balance sheets were $2 million at both of January 29, 2010 and January 30, 2009.  Foreign currency translation gains, net of tax, classified in accumulated other comprehensive income (loss) were $25 million at January 29, 2010. Foreign currency translation losses, net of tax, classified in accumulated other comprehensive income (loss) were $8 million at January 30, 2009.  The reclassification adjustments for gains/losses included in net earnings were not significant for any of the periods presented.

Recent Accounting Pronouncements - In June 2009, the Financial Accounting Standards Board (FASB) issued authoritative guidance which amends the derecognition guidance on accounting for transfers of financial assets.  The guidance is effective for financial asset transfers occurring in fiscal years beginning after November 15, 2009, and interim periods within those fiscal years.  The adoption of the guidance will not have a material impact on the Company’s consolidated financial statements.

In June 2009, the FASB issued authoritative guidance which amends the consolidation guidance for variable interest entities.  The guidance is effective for fiscal years beginning after November 15, 2009, and interim periods within those fiscal years.  The adoption of the guidance will not have a material impact on the Company’s consolidated financial statements.

In October 2009, the FASB issued authoritative guidance on multiple-deliverable revenue arrangements, which addresses the unit of accounting for arrangements involving multiple deliverables.  The guidance also addresses how arrangement consideration should be allocated to separate units of accounting, when applicable, and expands the disclosure requirements for multiple-deliverable arrangements.  The guidance is effective for fiscal years beginning after June 15, 2010.  The Company does not expect the adoption of the guidance to have a material impact on its consolidated financial statements.

In January 2010, the FASB issued authoritative guidance related to fair value measurements which requires additional disclosures about transfers into and out of Levels 1 and 2, and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements.  The guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value.  The guidance is effective for the first reporting period, to include interim periods, beginning after December 15, 2009, except for the portion of the guidance relating to Level 3 activity, which is effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.  The Company does not expect the adoption of the guidance to have a material impact on its consolidated financial statements.

Segment Information - The Company’s home improvement retail stores represent a single operating segment based on the way the Company manages its business.  Operating decisions are made at the Company level in order to maintain a consistent retail store presentation.  The Company’s home improvement retail stores sell similar products and services, use similar processes to sell those products and services, and sell their products and services to similar classes of customers.  The amounts of long-lived assets and net sales outside the U.S. were not significant for any of the periods presented.

Reclassifications - Certain prior period amounts have been reclassified to conform to current classifications. The long-term portion of the self-insurance liabilities, primarily for workers’ compensation, automobile, property, and general and product liability claims, of $462 million at January 30, 2009, previously classified as current on the consolidated balance sheets, has been reclassified to other liabilities (non-current).  The current portion of these self-insurance liabilities, previously reported as a single line item on the consolidated balance sheets, has been combined with other current liabilities.  The non-current portion of deferred income taxes related to these self-insurance liabilities has also been reclassified from current to non-current deferred income taxes in the consolidated balance sheets.  These changes were not material and had no impact on the consolidated statements of earnings, shareholders’ equity or cash flows for any of the periods presented.

Note 2: Fair Value Measurements and Financial Instruments -

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The authoritative guidance for fair value measurements establishes a three-level hierarchy, which encourages an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The three levels of the hierarchy are defined as follows:

•	Level 1 - inputs to the valuation techniques that are quoted prices in active markets for identical assets or liabilities

•	Level 2 - inputs to the valuation techniques that are other than quoted prices but are observable for the assets or liabilities, either directly or indirectly

•	Level 3 - inputs to the valuation techniques that are unobservable for the assets or liabilities

Assets and Liabilities that are Measured at Fair Value on a Recurring Basis

The following tables present the Company’s financial assets measured at fair value on a recurring basis as of January 29, 2010, and January 30, 2009, classified by fair value hierarchy:

		Fair Value Measurements at Reporting Date Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In millions)	January 29, 2010	(Level 1)	(Level 2)	(Level 3)
Available-for-sale securities	$383	$70	$313	$-
Trading securities	42	42	-	-
Total short-term investments	$425	112	313	-

Available-for-sale securities	277	-	277	-
Total long-term investments	$277	$-	$277	$-

		Fair Value Measurements at Reporting Date Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In millions)	January 30, 2009	(Level 1)	(Level 2)	(Level 3)
Available-for-sale securities	$385	$81	$304	$-
Trading securities	31	31	-	-
Total short-term investments	$416	112	304	-

Available-for-sale securities	253	-	253	-
Total long-term investments	$253	$-	$253	$-

When available, quoted prices are used to determine fair value.  When quoted prices in active markets are available, investments are classified within Level 1 of the fair value hierarchy. The Company’s Level 1 investments primarily consist of investments in money market and mutual funds. When quoted prices in active markets are not available, fair values are determined using pricing models and the inputs to those pricing models are based on observable market inputs.  The inputs to the pricing models are typically benchmark yields, reported trades, broker-dealer quotes, issuer spreads and benchmark securities, among others. The Company’s Level 2 investments primarily consist of investments in municipal bonds.

Assets and Liabilities that are Measured at Fair Value on a Non-recurring Basis

Effective January 31, 2009, the Company adopted authoritative guidance issued by the FASB for non-financial assets and liabilities measured at fair value on a non-recurring basis.

During 2009, the Company had no significant measurements of assets or liabilities at fair value on a non-recurring basis subsequent to their initial recognition, except as it relates to long-lived asset impairment.

The Company reviews the carrying amounts of long-lived assets whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable.  An impairment loss is recognized when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value.  The Company estimated the fair values of long-lived assets held-for-use, including operating stores, based on the Company’s own judgments about the assumptions that market participants would use in pricing the asset and on observable market data, when available.  The Company classified these fair value measurements as Level 3.

In the determination of impairment for operating stores, the Company used an income approach to determine the fair value of individual operating stores, which required discounting projected future cash flows.   When determining the stream of projected future cash flows associated with an individual operating store, management made assumptions, incorporating local market conditions, about key store variables including sales growth rates, gross margin and controllable expenses such as store payroll and occupancy expense.  In order to calculate the present value of those future cash flows, the Company discounted cash flow estimates at a rate commensurate with the risk that selected market participants would assign to the cash flows.  The selected market participants represent a group of other retailers with a store footprint similar in size to the Company’s.

In the determination of impairment for excess properties held-for-use, the fair values were the estimated selling prices.  The Company determined the estimated selling prices by obtaining information from brokers in the specific markets being evaluated.  The information included comparable sales of similar assets and assumptions about demand in the market for these assets.

In the determination of impairment for excess properties held-for-sale, the fair values were the estimated selling prices, as determined for excess properties held-for-use, less cost to sell.

The following table presents the Company’s non-financial assets required to be measured at fair value on a non-recurring basis and any resulting realized losses included in earnings. Because long-lived assets are not measured at fair value on a recurring basis, certain carrying amounts and fair value measurements included in the table may reflect values at earlier measurement dates and may no longer represent the carrying amounts and fair values at January 29, 2010.

	Fair Value Measurements - Non-recurring Basis
		Operating Stores	Excess Properties
(In millions)	Total	Long-lived assets held-for-use	Long-lived assets held-for-use	Long-lived assets held-for-sale
For the year ended January 29, 2010:
Fair value measurements	$105	$6	$74	$25
Previous carrying amounts	219	59	114	46
Impairment losses	$(114)	$(53)	$(40)	$(21)

The Company’s financial instruments not measured at fair value on a recurring basis include cash and cash equivalents, accounts receivable, short-term borrowings, accounts payable, accrued liabilities and long-term debt and are reflected in the financial statements at cost.  With the exception of long-term debt, cost approximates fair value for these items due to their short-term nature.  Estimated fair values for long-term debt have been determined using available market information, including reported trades, benchmark yields and broker-dealer quotes.

Carrying amounts and the related estimated fair value of the Company’s long-term debt, excluding capital leases and other, are as follows:

	January 29, 2010		January 30, 2009
	Carrying	Fair	Carrying	Fair
(In millions)	Amount	Value	Amount	Value
Long-term debt (excluding capital leases and other)	$4,737	$5,127	$4,726	$4,653

NOTE 3: Investments -

The amortized costs, gross unrealized holding gains and losses, and fair values of the Company’s investment securities classified as available-for-sale at January 29, 2010, and January 30, 2009, are as follows:

	January 29, 2010
Type	Amortized	Gross Unrealized	Gross Unrealized	Fair
(In millions)	Costs	Gains	Losses	Values
Municipal bonds	$301	$2	$-	$303
Money market funds	68	-	-	68
Tax-exempt commercial paper	10	-	-	10
Certificates of deposit	2	-	-	2
Classified as short-term	381	2	-	383
Municipal bonds	275	2	-	277
Classified as long-term	275	2	-	277
Total	$656	$4	$-	$660

	January 30, 2009
Type	Amortized	Gross Unrealized	Gross Unrealized	Fair
(In millions)	Costs	Gains	Losses	Values
Municipal bonds	$296	$3	$-	$299
Money market funds	79	-	-	79
Tax-exempt commercial paper	5	-	-	5
Certificates of deposit	2	-	-	2
Classified as short-term	382	3	-	385
Municipal bonds	248	5	-	253
Classified as long-term	248	5	-	253
Total	$630	$8	$-	$638

The proceeds from sales of available-for-sale securities were $1.2 billion, $1.0 billion and $1.2 billion for 2009, 2008 and 2007, respectively.  Gross realized gains and losses on the sale of available-for-sale securities were not significant for any of the periods presented.  The municipal bonds classified as long-term at January 29, 2010, will mature in one to 38 years, based on stated maturity dates.

Effective February 2, 2008, the Company adopted authoritative guidance issued by the FASB that provides entities with an option to measure many financial instruments and certain other items at fair value.  Under this guidance, unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each reporting period.  Upon adoption, the Company elected the fair value option for certain pre-existing investments, which had a carrying value of $42 million and were accounted for as available-for-sale securities included in long-term investments in the consolidated balance sheet at February 2, 2008.   Subsequent to the election, these investments are reported as trading securities, which are included in short-term investments, and were $42 million and $31 million at January 29, 2010 and January 30, 2009, respectively.  For the year ended January 29, 2010, net unrealized gains for trading securities totaled $7 million.  For the year ended January 30, 2009, net unrealized losses for trading securities totaled $14 million.  Unrealized gains and losses on trading securities were included in SG&A expense.  Cash flows from purchases, sales and maturities of trading securities continue to be included in cash flows from investing activities in the consolidated statements of cash flows because the nature and purpose for which the securities were acquired has not changed as a result of the adoption of this guidance.  The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

Short-term and long-term investments include restricted balances pledged as collateral for letters of credit for the Company’s extended warranty program and for a portion of the Company’s casualty insurance and Installed Sales program liabilities.  Restricted balances included in short-term investments were $186 million at January 29, 2010 and

$214 million at January 30, 2009.  Restricted balances included in long-term investments were $202 million at January 29, 2010 and $143 million at January 30, 2009.

Note 4: Property and Accumulated Depreciation -

Property is summarized by major class in the following table:

	Estimated
	Depreciable	January 29,	January 30,
(In millions)	Lives, In Years	2010	2009
Cost:
Land	N/A	$6,519	$6,144
Buildings	7-40	12,069	11,258
Equipment	3-15	8,826	8,797
Leasehold improvements	5-40	3,818	3,576
Construction in progress	N/A	1,036	1,702
Total cost		32,268	31,477
Accumulated depreciation		(9,769)	(8,755)
Property, less accumulated depreciation		$22,499	$22,722

Included in net property are assets under capital lease of $519 million, less accumulated depreciation of $333 million, at January 29, 2010, and $521 million, less accumulated depreciation of $318 million, at January 30, 2009.

Note 5: Short-Term Borrowings and Lines of Credit -

The Company has a $1.75 billion senior credit facility that expires in June 2012.  The senior credit facility supports the Company’s commercial paper and revolving credit programs.  The senior credit facility has a $500 million letter of credit sublimit.  Amounts outstanding under letters of credit reduce the amount available for borrowing under the senior credit facility.  Borrowings made under the senior credit facility are unsecured and are priced at fixed rates based upon market conditions at the time of funding in accordance with the terms of the senior credit facility.  The senior credit facility contains certain restrictive covenants, which include maintenance of a debt leverage ratio as defined by the senior credit facility.  The Company was in compliance with those covenants at January 29, 2010.  Nineteen banking institutions are participating in the senior credit facility.  As of January 29, 2010, there were no borrowings outstanding under the commercial paper program.  As of January 30, 2009, there was $789 million outstanding under the commercial paper program, and the weighted-average interest rate on the outstanding commercial paper was 0.84%.  There were no letters of credit outstanding under the senior credit facility as of January 29, 2010 or January 30, 2009.

The Company had a Canadian dollar (C$) denominated credit facility in the amount of C$200 million that expired on March 30, 2009.  The outstanding borrowings at expiration were repaid with net cash provided by operating activities.  As of January 30, 2009, there was C$199 million, or the equivalent of $162 million, outstanding under the credit facility, and the weighted-average interest rate on the short-term borrowings was 2.65%.

The Company also has a C$ denominated credit facility in the amount of C$50 million that provides revolving credit support for the Company’s Canadian operations.  This uncommitted credit facility provides the Company with the ability to make unsecured borrowings, which are priced at fixed rates based upon market conditions at the time of funding in accordance with the terms of the credit facility.  As of January 29, 2010, there were no borrowings outstanding under the credit facility.  As of January 30, 2009, there was C$44 million, or the equivalent of $36 million, outstanding under the credit facility, and the weighted-average interest rate on the short-term borrowings was 1.60%.

NOTE 6: Long-Term Debt -

		Range of
(In millions)		Years of	January 29,	January 30,
Debt Category	Interest Rates	Final Maturity	2010	2009
Secured debt: 1
Mortgage notes	1.08 to 8.25%	2010 to 2018	$35	$27
Unsecured debt:
Debentures	6.50 to 6.88%	2028 to 2029	694	694
Notes	8.25%	2010	500	500
Medium-term notes - series A	8.19 to 8.20%	2022	15	15
Medium-term notes - series B 2	7.11 to 7.61%	2027 to 2037	217	217
Senior notes	5.00 to 6.65%	2012 to 2037	3,276	3,273
Capital leases and other		2011 to 2031	343	347
Total long-term debt			5,080	5,073
Less current maturities			(552)	(34)
Long-term debt, excluding current maturities			$4,528	$5,039

1 Real properties with an aggregate book value of $66 million were pledged as collateral at January 29, 2010, for secured debt.

2 Approximately 46% of these medium-term notes may be put at the option of the holder on the 20th anniversary of the issue at par value.  The medium-term notes were issued in 1997.  None of these notes are currently putable.

Debt maturities, exclusive of unamortized original issue discounts, capital leases and other, for the next five years and thereafter are as follows: 2010, $518 million; 2011, $1 million; 2012, $551 million; 2013, $1 million; 2014, $1 million; thereafter, $3.7 billion.

The Company’s debentures, notes, medium-term notes and senior notes contain certain restrictive covenants.  The Company was in compliance with all covenants of these agreements at January 29, 2010.

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

The senior notes issued in 2007 may be redeemed by the Company at any time, in whole or in part, at a redemption price plus accrued interest to the date of redemption. The redemption price is equal to the greater of (1) 100% of the principal amount of the senior notes to be redeemed, or (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon, discounted to the date of redemption on a semiannual basis at specified rates. The indenture under which the 2007 senior notes were issued also contains a provision that allows the holders of the notes to require the Company to repurchase all or any part of their notes if a change-in-control triggering event occurs.  If elected under the change-in-control provisions, the repurchase of the notes will occur at a purchase price of 101% of the principal amount, plus accrued and unpaid interest, if any, on such notes to the date of purchase.  The indenture governing the senior notes does not limit the aggregate principal amount of debt securities that the Company may issue, nor is the Company required to maintain financial ratios or specified levels of net worth or liquidity.  However, the indenture contains various restrictive covenants, none of which is expected to impact the Company’s liquidity or capital resources.

Upon the issuance of the senior notes previously described, the Company evaluated the optionality features embedded in the notes and concluded that these features do not require bifurcation from the host contracts and separate accounting as derivative instruments.

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

NOTE 7: Shareholders' Equity -

The Company has 5.0 million ($5 par value) authorized shares of preferred stock, none of which have been issued. The Board of Directors may issue the preferred stock (without action by shareholders) in one or more series, having such voting rights, dividend and liquidation preferences, and such conversion and other rights as may be designated by the Board of Directors at the time of issuance.

Authorized shares of common stock were 5.6 billion ($.50 par value) at January 29, 2010 and January 30, 2009.

The Company has a share repurchase program that is implemented through purchases made from time to time either in the open market or through private transactions.  Shares purchased under the share repurchase program are retired and returned to authorized and unissued status.  The Company repurchased 76.4 million shares at a total cost of $2.3 billion (of which $1.9 billion was recorded as a reduction in retained earnings, after capital in excess of par value was depleted) during 2007.  No common shares were repurchased under the share repurchase program during 2008. The Company repurchased 21.9 million shares at a total cost of $0.5 billion (of which $3 million was recorded as a reduction in retained earnings, after capital in excess of par value was depleted) during 2009.  Authorization available for share repurchases under the program expired as of January 29, 2010.  Authorization for up to $5 billion of share repurchases with no expiration was approved by the Company’s Board of Directors on January 29, 2010.

NOTE 8: Accounting for Share-Based Payment -

Overview of Share-Based Payment Plans

The Company has (a) four equity incentive plans, referred to as the “2006,” “2001,” “1997” and “1994” Incentive Plans, (b) one share-based plan to non-employee directors, referred to as the Amended and Restated Directors’ Stock Option and Deferred Stock Unit Plan (Directors’ Plan) and (c) an employee stock purchase plan (ESPP) that allows employees to purchase Company shares through payroll deductions.  These plans contain a nondiscretionary antidilution provision that is designed to equalize the value of an award as a result of an equity restructuring.  Share-based awards in the form of incentive and non-qualified stock options, performance accelerated restricted stock (PARS), performance-based restricted stock, restricted stock, restricted stock units, and deferred stock units, which represent nonvested stock, may be granted to key employees from the 2006 plan.  No new awards may be granted from the 2001, 1997, 1994, and the Directors’ Plans.

Share-based awards were authorized for grant to key employees and non-employee directors for up to 169.0 million shares of common stock.  In May 2009, the 2006 plan was amended to remove limits applicable to specific types of awards made under the plan and to permit grants to non-employee directors.  Up to 45.0 million shares were authorized under the ESPP.

At January 29, 2010, there were 29.5 million shares remaining available for grant under the 2006 Plan and 14.5 million shares available under the ESPP.

The Company recognized share-based payment expense in SG&A expense on the consolidated statements of earnings totaling $102 million, $95 million and $99 million in 2009, 2008 and 2007, respectively.  The total income tax benefit recognized was $27 million, $31 million and $32 million in 2009, 2008 and 2007, respectively.

Total unrecognized share-based payment expense for all share-based payment plans was $105 million at January 29, 2010, of which $64 million will be recognized in 2010, $36 million in 2011 and $5 million thereafter.  This results in these amounts being recognized over a weighted-average period of 1.7 years.

For all share-based payment awards, the expense recognized has been adjusted for estimated forfeitures where the requisite service is not expected to be provided. Estimated forfeiture rates are developed based on the Company’s analysis of historical forfeiture data for homogeneous employee groups.

General terms and methods of valuation for the Company’s share-based awards are as follows:

Stock Options

Stock options generally have terms of seven years, with normally one-third of each grant vesting each year for three years, and are assigned an exercise price equal to the closing market price of a share of the Company’s common stock on the date of grant.  These options are expensed on a straight-line basis over the grant vesting period, which is considered to be the requisite service period.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model.  When determining expected volatility, the Company considers the historical performance of the Company’s stock, as well as implied volatility.  The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant, based on the options’ expected term.  The expected term of the options is based on the Company’s evaluation of option holders’ exercise patterns and represents the period of time that options are expected to remain unexercised.  The Company uses historical data to estimate the timing and amount of forfeitures.  The assumptions used in the Black-Scholes option-pricing model for options granted in the three years ended January 29, 2010, January 30, 2009 and February 1, 2008 are as follows:

	2009	2008	2007
Assumptions used:
Expected volatility	36.4%-38.6%	25.0%-32.2%	22.6%-23.7%
Weighted-average expected volatility	36.4%	25.1%	23.7%
Expected dividend yield	0.82%-0.97%	0.56%-0.74%	0.37%-0.49%
Weighted-average dividend yield	0.82%	0.56%	0.37%
Risk-free interest rate	1.70%-2.08%	2.19%-3.09%	3.91%-4.57%
Weighted-average risk-free interest rate	1.71%	2.19%	4.52%
Expected term, in years	4	4	4
Weighted-average expected term, in years	4	4	4

The weighted-average grant-date fair value per share of options granted was $4.58, $5.25 and $8.18 in 2009, 2008 and 2007, respectively.  The total intrinsic value of options exercised, representing the difference between the exercise price and the market price on the date of exercise, was approximately $8 million, $17 million and $42 million in 2009, 2008 and 2007, respectively.

Transactions related to stock options issued under the 2006, 2001, 1997, 1994 and Directors’ plans for the year ended January 29, 2010 are summarized as follows:

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
	Shares	Exercise Price	Term	Intrinsic Value
	(In thousands)	Per Share	(In years)	(In thousands)1
Outstanding at January 30, 2009	25,161	$27.26
Granted	5,036	15.94
Canceled, forfeited or expired	(4,268)	23.25
Exercised	(2,759)	19.88
Outstanding at January 29, 2010	23,170	26.42	3.48	$29,697
Vested and expected to vest at
January 29, 2010 2	23,068	26.46	3.47	29,174
Exercisable at January 29, 2010	15,616	$29.84	2.43	$1,360

1   Options for which the exercise price exceeded the closing market price of a share of the Company’s common stock at January 29, 2010 are excluded from the calculation of aggregate intrinsic value.
2  Includes outstanding vested options as well as outstanding, nonvested options after a forfeiture rate is applied.

Performance Accelerated Restricted Stock Awards

PARS are valued at the market price of a share of the Company’s common stock on the date of grant.  In general, these awards vest at the end of a five-year service period from the date of grant, unless performance acceleration goals are achieved, in which case, awards vest 50% at the end of three years or 100% at the end of four years.  The performance acceleration goals are based on targeted Company average return on beginning noncash assets, as defined in the PARS agreement.  PARS are expensed on a straight-line basis over the shorter of the explicit service period related to the service condition or the implicit service period related to the performance conditions, based on the probability of meeting the conditions.  The Company uses historical data to estimate the timing and amount of forfeitures.  No PARS were granted in 2009, 2008 or 2007.  No PARS vested in 2009 or 2007. The total fair value of PARS vested was approximately $6 million in 2008.  At January 29, 2010, there were 1.1 million nonvested PARS with a weighted-average grant-date fair value of $32.91 outstanding, that were issued under the 2006 and 2001 plans.

Performance-Based Restricted Stock Awards

Performance-based restricted stock awards are valued at the market price of a share of the Company’s common stock on the date of grant. In general, 25% to 100% of the awards vest at the end of a three-year service period from the date of grant based upon the achievement of a threshold and target performance goal specified in the performance-based restricted stock agreement.  The performance goal is based on targeted Company average return on noncash assets, as defined in the performance-based restricted stock agreement.  These awards are expensed on a straight-line basis over the requisite service period, based on the probability of achieving the performance goal. If the performance goal is not met, no compensation cost is recognized and any recognized compensation cost is reversed. The Company uses historical data to estimate the timing and amount of forfeitures.  No performance-based restricted stock awards were granted in 2009.  The weighted-average grant-date fair value per share of performance-based restricted stock awards granted was $23.97 and $32.18 in 2008 and 2007, respectively.  During 2008, the Company amended all 2007 performance-based restricted stock agreements, modifying the performance goal to a prorated scale.  No performance-based restricted stock awards vested in 2009, 2008 or 2007.  At January 29, 2010, there were 1.5 million performance-based restricted stock awards with a weighted average grant-date fair value of $27.30 outstanding, that were issued under the 2006 plan.

Restricted Stock Awards

Restricted stock awards are valued at the market price of a share of the Company’s common stock on the date of grant.  In general, these awards vest at the end of a three- to five-year period from the date of grant and are expensed on a straight-line basis over that period, which is considered to be the requisite service period.  The Company uses historical data to estimate the timing and amount of forfeitures.  The weighted-average grant-date fair value per share of restricted stock awards granted was $16.03, $23.75 and $31.23 in 2009, 2008 and 2007, respectively. The total fair value of restricted stock awards vested was approximately $12 million, $18 million and $17 million in 2009, 2008 and 2007, respectively.

Transactions related to restricted stock awards issued under the 2006 and 2001 plans for the year ended January 29, 2010 are summarized as follows:

	Shares (In thousands)	Weighted-Average Grant-Date Fair Value Per Share
Nonvested at January 30, 2009	4,597	$27.40
Granted	4,827	16.03
Vested	(583)	31.67
Canceled or forfeited	(384)	21.98
Nonvested at January 29, 2010	8,457	$20.86

Deferred Stock Units

Deferred stock units are valued at the market price of a share of the Company’s common stock on the date of grant.  For key employees, these awards generally vested at the end of a three- to five-year period from the date of grant and were expensed on a straight-line basis over that period, which was considered to be the requisite service period.  For non-employee directors, these awards vest immediately and are expensed on the grant date. Each non-employee Director was awarded a number of deferred stock units determined by dividing the annual award amount by the fair market value of a share of the Company’s common stock on the award date and rounding up to the next 100 units.  The annual award amount used to determine the number of deferred stock units granted to each director was $115,000 in 2009, 2008 and 2007.  During 2009, 61,000 deferred stock units were granted under the 2006 plan and immediately vested for non-employee directors.  The weighted-average grant-date fair value per share of deferred stock units granted was $19.01, $24.00 and $32.13 in 2009, 2008 and 2007, respectively. The total fair value of deferred stock units vested was approximately $1 million, $10 million and $1 million in 2009, 2008 and 2007, respectively.  There were 0.7 million deferred stock units outstanding under the Directors’ and 2006 plans at January 29, 2010.  There were no unvested deferred stock units at January 29, 2010.

Restricted Stock Units

Restricted stock units do not have dividends rights and are valued at the market price of a share of the Company’s common stock on the date of grant less the present value of dividends expected during the requisite service period.  In general, these awards vest at the end of a three year period from the date of grant and are expensed on a straight-line basis over that period, which is considered to be the requisite service period.  The Company uses historical data to estimate the timing and amount of forfeitures.  The weighted-average grant-date fair value per share of restricted stock units granted was $15.63 and $22.80 in 2009 and 2008, respectively.  No restricted stock units were granted in 2007.  No restricted stock units vested in 2009, 2008 or 2007.

Transactions related to restricted stock units issued under the 2006 plan for the year ended January 29, 2010 are summarized as follows:

	Shares (In thousands)	Weighted-Average Grant-Date Fair Value Per Share
Nonvested at January 30, 2009	37	$22.79
Granted	59	15.63
Canceled or forfeited	(4)	19.96
Nonvested at January 29, 2010	92	$18.35

ESPP

The purchase price of the shares under the ESPP equals 85% of the closing price on the date of purchase.  The Company’s share-based payment expense is equal to 15% of the closing price on the date of purchase.  The ESPP is considered a liability award and is measured at fair value at each reporting date, and the share-based payment expense is recognized over the six-month offering period.  The Company issued 4,328,305 shares of common stock pursuant to this plan during the year ended January 29, 2010.

NOTE 9: Employee Retirement Plans -

The Company maintains a defined contribution retirement plan for its eligible employees (the 401(k) Plan).    Employees are eligible to participate in the 401(k) Plan 180 days after their original date of service.  Effective August 2008, eligible employees are automatically enrolled in the 401(k) Plan at a 1% contribution, unless the employee elects otherwise.  The Company makes contributions to the 401(k) Plan each payroll period, based upon a matching formula applied to employee contributions (company match).  Depending on the amount that a Plan participant elects to defer, the company match is a maximum of 4.25%.  Plan participants are eligible to receive the company match after completing 180 days of service.  The company match is invested identically to employee contributions and vests immediately in the participant accounts.

The Company maintains a Benefit Restoration Plan to supplement benefits provided under the 401(k) Plan to 401(k) Plan participants whose benefits are restricted as a result of certain provisions of the Internal Revenue Code of 1986.  This Plan provides for employee salary deferrals and employer contributions in the form of a company match.

The Company maintains a non-qualified deferred compensation program called the Lowe’s Cash Deferral Plan. This Plan is designed to permit certain employees to defer receipt of portions of their compensation, thereby delaying taxation on the deferral amount and on subsequent earnings until the balance is distributed.  This plan does not provide for employer contributions.

The Company recognized expense associated with employee retirement plans of $154 million, $112 million and $91 million in 2009, 2008, and 2007, respectively.

NOTE 10: Income Taxes -

The following is a reconciliation of the effective tax rate to the federal statutory tax rate:

	2009	2008	2007
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	2.2	2.9	3.0
Other, net	(0.3)	(0.5)	(0.3)
Effective tax rate	36.9%	37.4%	37.7%

The components of the income tax provision are as follows:

(In millions)	2009	2008	2007
Current:
Federal	$1,046	$1,070	$1,495
State	123	166	207
Total current	1,169	1,236	1,702
Deferred:
Federal	(108)	82	(1)
State	(19)	(7)	1
Total deferred	(127)	75	-
Total income tax provision	$1,042	$1,311	$1,702

The tax effects of cumulative temporary differences that gave rise to the deferred tax assets and liabilities were as follows:

(In millions)	January 29, 2010	January 30, 2009
Deferred tax assets:
Self-insurance	$251	$221
Share-based payment expense	115	95
Deferred rent	75	51
Other, net	223	172
Total deferred tax assets	$664	$539
Valuation allowance	(65)	(42)
Net deferred tax assets	$599	$497

Deferred tax liabilities:
Property	$(934)	$(977)
Other, net	(55)	(14)
Total deferred tax liabilities	$(989)	$(991)

Net deferred tax liability	$(390)	$(494)

The Company operates as a branch in various foreign jurisdictions and cumulatively has incurred net operating losses of $209 million and $130 million as of January 29, 2010, and January 30, 2009, respectively.  The net operating losses are subject to expiration in 2017 through 2029.  Deferred tax assets have been established for these net operating losses in the accompanying consolidated balance sheets.  Given the uncertainty regarding the realization of the foreign net deferred tax assets, the Company recorded cumulative valuation allowances of $65 million and $42 million as of January 29, 2010, and January 30, 2009, respectively.

A reconciliation of the beginning and ending balances of unrecognized tax benefits is as follows:

(In millions)	2009	2008	2007
Unrecognized tax benefits, beginning of year	$200	$138	$186
Additions for tax positions of prior years	31	82	11
Reductions for tax positions of prior years	(45)	(16)	(81)
Net additions based on tax positions related to the current year	5	16	23
Settlements	(37)	(19)	(1)
Reductions due to a lapse in applicable statute of limitations	-	(1)	-
Unrecognized tax benefits, end of year	$154	$200	$138

The amounts of unrecognized tax benefits that, if recognized, would favorably impact the effective tax rate were $7 million and $40 million as of January 29, 2010, and January 30, 2009, respectively.

During 2009, the Company recognized $9 million of interest income and a $9 million reduction in penalties related to uncertain tax positions.  As of January 29, 2010, the Company had $14 million of accrued interest and $1 million of accrued penalties.  During 2008, the Company recognized $10 million of interest expense and a $3 million reduction in penalties related to uncertain tax positions.  As of January 30, 2009, the Company had $30 million of accrued interest and $9 million of accrued penalties.  During 2007, the Company recognized $3 million of interest expense and $5 million of penalties related to uncertain tax positions.

The Company does not expect any changes in unrecognized tax benefits over the next 12 months to have a significant impact on the results of operations, the financial position or the cash flows of the Company.

The Company is subject to examination by various foreign and domestic taxing authorities. During 2009, the IRS completed its examination of the Company’s 2004 and 2005 income tax returns, with the exception of certain issues that are presently under appeal.   In addition, the IRS began its examination of the Company’s U.S. federal income tax returns for 2006 and 2007.  The Company is subject to examination in major state tax jurisdictions for years 2002 forward.  The Company believes appropriate provisions for all outstanding issues have been made for all jurisdictions and all open years.

Note 11: Earnings Per Share -

Effective January 31, 2009, the Company adopted authoritative guidance issued by the FASB that states that all outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends participate in undistributed earnings with common shareholders and, therefore, need to be included in the earnings allocation in computing earnings per share under the two-class method.  The retrospective application of the provisions of the guidance reduced previously reported basic earnings per common share by $0.01 for the years ended January 30, 2009 and February 1, 2008.

Under the two-class method, net earnings are reduced by the amount of dividends declared in the period for each class of common stock and participating security.  The remaining undistributed earnings are then allocated to common stock and participating securities as if all of the net earnings for the period had been distributed.  Basic earnings per common share excludes dilution and is calculated by dividing net earnings allocable to common shares by the weighted-average number of common shares outstanding for the period.  Diluted earnings per common share is calculated by dividing net earnings allocable to common shares by the weighted-average number of common shares as of the balance sheet date, as adjusted for the potential dilutive effect of non-participating share-based awards and convertible notes.  The following table reconciles earnings per common share for 2009, 2008, and 2007:

(In millions, except per share data)	2009	2008	2007
Basic earnings per common share:
Net earnings	$1,783	$2,195	$2,809
Less: Net earnings allocable to participating securities	(13)	(11)	(10)
Net earnings allocable to common shares	$1,770	$2,184	$2,799
Weighted-average common shares outstanding	1,462	1,457	1,481
Basic earnings per common share	$1.21	$1.50	$1.89
Diluted earnings per common share:
Net earnings	$1,783	$2,195	$2,809
Net earnings adjustment for interest on convertible notes, net of tax	-	2	4
Net earnings, as adjusted	1,783	2,197	2,813
Less: Net earnings allocable to participating securities	(13)	(11)	(10)
Net earnings allocable to common shares	$1,770	$2,186	$2,803
Weighted-average common shares outstanding	1,462	1,457	1,481
Dilutive effect of non-participating share-based awards	2	3	5
Dilutive effect of convertible notes	-	8	21
Weighted-average common shares, as adjusted	1,464	1,468	1,507
Diluted earnings per common share	$1.21	$1.49	$1.86

Stock options to purchase 21.4 million, 19.1 million, and 7.8 million shares of common stock for 2009, 2008, and 2007, respectively, were excluded from the computation of diluted earnings per common share because their effect would have been anti-dilutive.

NOTE 12: Leases -

The Company leases store facilities and land for certain store and non-store facilities under agreements with original terms generally of 20 years.  The leases generally contain provisions for four to six renewal options of five years each.  Some lease agreements also provide for contingent rentals based on sales performance in excess of specified minimums. Contingent rentals were not significant for any of the periods presented.  The Company subleases certain properties that are not used in its operations.  Sublease income was not significant for any of the periods presented.  Certain equipment is also leased by the Company under agreements ranging from three to five years. These agreements typically contain renewal options providing for a renegotiation of the lease, at the Company's option, based on the fair market value at that time.

The future minimum rental payments required under operating leases and capitalized lease obligations having initial or remaining non-cancelable lease terms in excess of one year are summarized as follows:
		Capitalized
(In millions)	Operating	Lease
Year	Leases	Obligations	Total
2010	$409	$66	$475
2011	410	66	476
2012	405	65	470
2013	398	65	463
2014	389	59	448
Later years	4,153	266	4,419
Total minimum lease payments	$6,164	$587	$6,751
Less amount representing interest		(248)
Present value of minimum lease
payments		339
Less current maturities		(34)
Present value of minimum lease payments,
less current maturities		$305

Rental expenses under operating leases for real estate and equipment were $410 million, $399 million and $369 million in 2009, 2008 and 2007, respectively, and were recognized in SG&A expense.

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

As of January 29, 2010, the Company had non-cancelable commitments of $673 million related to certain marketing and information technology programs, purchases of merchandise inventory and construction of buildings.  Payments under these commitments are scheduled to be made as follows: 2010, $418 million; 2011, $128 million; 2012, $65 million; 2013, $58 million; 2014, $2 million; thereafter, $2 million.

The Company had standby and documentary letters of credit issued under banking arrangements which totaled $327 million as of January 29, 2010.  The majority of the Company’s letters of credits are issued for the purchase of import merchandise inventories, real estate and construction contracts, and insurance programs. Payments under these commitments are scheduled to be made as follows: 2010, $324 million; 2011, $2 million; 2012, $1 million.  Commitment fees ranging from 0.12% to 1.00% per annum are paid on the letters of credit amounts outstanding.

In addition, the Company had commitments under surety bonds which totaled $286 million as of January 29, 2010.  The majority of the Company’s surety bonds are issued by insurance companies to secure payment of workers’ compensation liability claims in states where the Company is self-insured.  Commitments of $276 million are scheduled to expire in 2010 and commitments of $10 million are scheduled to expire in 2011.  Premiums ranging from $3.10 to $5.50 per $1,000 of bond coverage per annum are paid on the surety bonds amounts outstanding.

During 2009, the Company entered into a joint venture agreement with Australian retailer Woolworths Limited, to develop a chain of home improvement stores in Australia.  Over the next four years, the Company will contribute $400 million to the joint venture, of which it is a one-third owner. The contributions are expected to be relatively consistent over the four year period.

NOTE 14: Related Parties -

A brother-in-law of the Company’s Executive Vice President of Business Development is a senior officer of a vendor that provides millwork and other building products to the Company.  The Company purchased products from this vendor in the amount of $86 million, $92 million and $101 million for 2009, 2008, and 2007, respectively.  Amounts payable to this vendor were insignificant at January 29, 2010 and January 30, 2009.

NOTE 15: Other Information -

Net interest expense is comprised of the following:

(In millions)	2009	2008	2007
Long-term debt	$293	$292	$247
Short-term borrowings	2	11	8
Capitalized lease obligations	32	31	32
Interest income	(17)	(40)	(45)
Interest capitalized	(19)	(36)	(65)
Interest on tax uncertainties	(9)	10	3
Other	5	12	14
Interest - net	$287	$280	$194

Supplemental disclosures of cash flow information:

(In millions)	2009	2008	2007
Cash paid for interest, net of amount capitalized	$314	$309	$198
Cash paid for income taxes	$1,157	$1,138	$1,725
Non-cash investing and financing activities:
Non-cash property acquisitions, including assets acquired under capital lease	$69	$124	$99
Change in equity method investments	$(4)	$(15)	$-
Conversions of long-term debt to equity	$-	$1	$13
Cash dividends declared but not paid	$131	$-	$-

Sales by Product Category:

(Dollars in millions)	2009		2008		2007
Product Category	Total Sales	%	Total Sales	%	Total Sales	%
Appliances	$4,541	10%	$4,376	9%	$4,302	9%
Paint	3,571	8	3,387	7	3,256	7
Lumber	3,243	7	3,507	7	3,559	7
Flooring	3,125	7	3,252	7	3,214	7
Building materials	2,924	6	2,970	7	2,747	6
Millwork	2,786	6	2,965	6	3,238	7
Lawn & landscape products	2,688	5	2,581	5	2,446	5
Hardware	2,497	5	2,514	5	2,431	5
Fashion plumbing	2,475	5	2,572	5	2,762	6
Tools	2,439	5	2,563	5	2,671	5
Lighting	2,406	5	2,508	5	2,700	5
Seasonal living	2,231	5	2,226	5	2,185	4
Rough plumbing	2,044	4	2,008	4	1,895	4
Nursery	1,897	4	1,808	4	1,687	3
Outdoor power equipment	1,834	4	1,963	4	1,836	4
Cabinets & countertops	1,715	4	1,934	4	2,180	5
Rough electrical	1,315	3	1,447	3	1,492	3
Home environment	1,189	2	1,237	3	1,222	3
Home organization	1,004	2	1,062	2	1,077	2
Windows & walls	972	2	1,055	2	1,092	2
Other	324	1	295	1	291	1
Totals	$47,220	100%	$48,230	100%	$48,283	100%

Lowe's Companies, Inc.
Selected Financial Data (Unaudited)

Selected Statement of Earnings Data
(In millions, except per share data)	2009	2008	2007	2006	2005	1
Net sales	$47,220	$48,230	$48,283	$46,927	$43,243
Gross margin	16,463	16,501	16,727	16,198	14,790
Net earnings	1,783	2,195	2,809	3,105	2,765
Basic earnings per common share	1.21	1.50	1.89	2.02	1.78
Diluted earnings per common share	1.21	1.49	1.86	1.98	1.73
Dividends per share	$0.355	$0.335	$0.290	$0.180	$0.110

Selected Balance Sheet Data
Total assets	$33,005	$32,625	$30,816	$27,726	$24,604
Long-term debt, excluding current maturities	$4,528	$5,039	$5,576	$4,325	$3,499

Fiscal year 2005 contained 53 weeks, while all other years contained 52 weeks.

Selected Quarterly Data
(In millions, except per share data)	First	Second	Third	Fourth
2009
Net sales	$11,832	$13,844	$11,375	$10,168
Gross margin	4,196	4,823	3,890	3,554
Net earnings	476	759	344	205
Basic earnings per common share	0.32	0.51	0.23	0.14
Diluted earnings per common share	$0.32	$0.51	$0.23	$0.14

(In millions, except per share data)	First	Second	Third	Fourth
2008
Net sales	$12,009	$14,509	$11,728	$9,984
Gross margin	4,166	4,982	3,985	3,368
Net earnings	607	938	488	162
Basic earnings per common share	0.42	0.64	0.33	0.11
Diluted earnings per common share	$0.41	$0.63	$0.33	$0.11

Quarterly Stock Price Range and Cash Dividends Declared

	Fiscal 2009			Fiscal 2008			Fiscal 2007
	High	Low	Dividend	High	Low	Dividend	High	Low	Dividend
1st Quarter	$22.09	$13.00	$0.085	$27.18	$20.25	$0.080	$35.74	$29.87	$0.050
2nd Quarter	22.68	18.02	0.090	26.18	18.00	0.085	33.19	27.38	0.080
3rd Quarter	24.09	19.46	0.090	28.49	15.76	0.085	32.53	25.71	0.080
4th Quarter	$24.50	$19.15	$0.090	$23.73	$15.85	$0.085	$26.87	$19.94	$0.080

As of March 26, 2010 there were 31,041 registered holders of Lowe's common stock.