Form 10-K, Exhibit 13
period 2011-01-28
LOWES COMPANIES INC
filed 2011-03-29
CIK 60667

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

The following discussion and analysis summarizes the significant factors affecting our consolidated operating results, financial condition, liquidity and capital resources during the three-year period ended January 28, 2011 (our fiscal years 2010, 2009 and 2008).  Each of the fiscal years presented contains 52 weeks of operating results.  Unless otherwise noted, all references herein for the years 2010, 2009 and 2008 represent the fiscal years ended January 28, 2011, January 29, 2010 and January 30, 2009, respectively.  We intend for this discussion to provide the reader with information that will assist in understanding our financial statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting principles affect our financial statements. This discussion should be read in conjunction with the consolidated financial statements and notes to the consolidated financial statements included in this annual report that have been prepared in accordance with accounting principles generally accepted in the United States of America.  This discussion and analysis is presented in seven sections:

•	Executive Overview
•	Operations
•	Lowe’s Business Outlook
•	Financial Condition, Liquidity and Capital Resources
•	Off-Balance Sheet Arrangements
•	Contractual Obligations and Commercial Commitments
•	Critical Accounting Policies and Estimates

EXECUTIVE OVERVIEW

External Factors Impacting Our Business

During 2010, the economy showed signs of recovery, but the home improvement industry continued to be challenged by high unemployment, declining home values, tighter consumer credit, modest growth in personal disposable income and low housing turnover.  Since 2008, households in the U.S. have been borrowing less and saving more as they have struggled to cope with the effects of the worst national recession in decades. Household spending increased modestly in 2010 over the prior year, but consumers continued to rationalize the scope of their housing projects, focusing on mini projects and small enhancements versus major renovations. We saw evidence of this constrained growth, as our comparable store sales increased by 1.3% versus the prior year, which was our first comparable store sales increase for the year since 2005.

Although quantitative measures of consumer sentiment and confidence are up from their low points during the depths of the recession, they remain below their historical means. According to our fourth quarter consumer survey, fewer homeowners feel the economy will get worse before it gets better. However, the number of homeowners who indicated they feel the recession is not over remains high and approximately 45% of those homeowners told us that they do not anticipate changing their spending plans in 2011.  Consumers are increasingly concerned about inflation as the prices of raw materials, oil and foreign manufacturing wages continue to increase.

Despite the economic uncertainty, we are prepared to operate effectively in this slow growth environment. We are committed to growing market share 1% – 2% faster than the overall home improvement market by adapting to changes in customer expectations and through increased penetration of our existing customer base.  By providing customers with alternative methods to engage with us and through enhancements in product assortments and pricing, our plan is to deliver customers a better experience and better solutions to meet their needs to drive profitable sales. Although at a slower pace, we also continue to see growth opportunities through future store expansion in under-penetrated urban markets in the U.S. and in western Canada. In addition, we have implemented changes that set the foundation for longer-term improvements in efficiency and cost control.

Business Strategies

Driving profitable sales

In our research, customers have said they expect more from a home improvement company and want home improvement companies to be more relevant to their lifestyles.  They desire a simplified approach to home improvement and expect us to provide them with products and services that meet their desire for ease, intuitiveness and convenience all in one solution.  By engaging customers whenever, wherever and however they wish to engage, our goal is to increase profitable sales by doing a better job of closing every transaction. This means meeting our customers’ expectations in our stores through better customer service, at the customer’s home or job site through the Project Specialist Exterior (PSE) or District Commercial Account Specialist (DCAS) programs, and online through a more personalized Lowes.com experience.

During 2010, we experienced positive results from the addition of the PSE and DCAS programs, which are designed to better meet the needs of our customers by simplifying the process and allowing them to complete transactions where it is most convenient. Initially launched in 2009, the PSE program helped to increase our 2010 comparable store installed sales by over 10%. Likewise, the DCAS program also helped to drive our Commercial Business Customer comparable store sales above the company average for the year.

Customer service continues to be a primary focus for driving profitable sales and market share gains.  In an effort to enhance the customer experience and drive greater ticket profitability, we are focused on increasing customer-facing hours in our stores. Late in 2010, we announced plans to implement weekend teams to the existing store structure to put more sales employees on the floor during peak days. These weekend teams are in addition to our normal seasonal hires and are an addition to our base staffing model. To further enhance the customer experience, we also revamped our store employee training to focus on consultative skills, which will help them to identify the customers’ needs in order to help them find the right solutions.

As our business evolves, we continue to look for opportunities to leverage emerging technologies and online trends to build stronger relationships with consumers.  At the end of 2010, we introduced the mobile version of Lowes.com to give customers the ability to continue their shopping experience regardless of their location.  During the first month of the launch we experienced over one million visits to the site.  Scheduled for the first half of 2011, we will also launch our first mobile application as well as MyLowe's, an innovative online tool that aims to simplify the home improvement process by helping customers manage their homes and home improvement projects more effectively.  By providing customers with cross-channel access to new content, online communities, project planning and product subscriptions, we expect to increase our involvement in their home improvement experiences, which will lead to increased sales.

To further meet our customers’ desire for a simplified and seamless experience, we launched our repair services program in the second half of 2010 to provide after-sale service on major appliances. By having greater control over this service, we expect more positive customer experiences, which will help drive incremental repeat business and additional purchases across the store.  We also expect to realize cost savings through lower appliance return rates and identification of quality concerns that we can work with our vendors to resolve.

Improving efficiency and controlling costs

During 2010, we implemented additional programs in our operations, supply chain and customer support centers to increase operational efficiency and control costs.  Late in 2010, we modified a portion of our mid-level store management structure from a tiered structure into a single-level Assistant Store Manager position. On average, this change resulted in a reduction of one management position per store.  Although the primary purpose of this change was to make our store management structure more effective by fully empowering our Assistant Store Managers to drive the business, the net savings from these changes will also largely offset the cost of 2011 wage increases.

To further drive operational efficiency and profitable sales, we are focused on providing the right products in the right markets at the right price. During 2010, we implemented two important changes to our pricing strategy. First, we increased our number of competitive pricing zones, from under 90 to more than 210, allowing us to price products more competitively in each market. Second, we implemented Base Price Optimization, which determines the best price, by item and competitive pricing zone, to improve price perception and profitability. These initiatives helped to drive margin increases of approximately 25 basis points for the third and fourth fiscal quarters of 2010 as compared to the same quarters in 2009.

In 2011, we will also begin implementing Integrated Planning and Execution (IP&E), which will help us more specifically determine what products and quantities to offer in each store based on market demographics, customer requirements, customer shopping preferences and local store employee knowledge. We expect this initiative to enable us to better align with customer demand while managing our inventory levels.

Over the past six years, we have also refined our supply chain, which resulted in increased trailer utilization, an elimination of over 550 million road miles on a comparable volume basis and a high number of mode conversions from truckload to intermodal routings. These combined changes resulted in a savings of over 100 million gallons of diesel fuel and overall savings of approximately $490 million over the six-year period.

To better leverage our existing resources and capabilities at our customer support centers, during 2010 we significantly reduced the use of third-party information technology (IT) service technicians to make onsite repairs in our stores by leveraging existing IT support teams to manage the process. By shipping replacement parts to stores and repairing returned defective units in our technology service center we expect ongoing savings of approximately $14 million per year.

We are focused on making the promise of a better, simpler customer experience a reality. We know there are opportunities to grow our business through deeper customer relationships. We will continue to focus on driving profitable sales, market share growth and controlling costs while recommitting to our vision to deliver customer-valued solutions that make Lowe's the first choice in home improvement.

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

			Basis Point Increase / (Decrease) in Percentage of Net Sales from Prior Year	Percentage Increase / (Decrease) in Dollar Amounts from Prior Year
	2010	2009	2010 vs. 2009	2010 vs. 2009
Net sales	100.00%	100.00%	N/A	3.4%
Gross margin	35.14	34.86	28	4.2
Expenses:
Selling, general and administrative	24.60	24.85	(25)	2.3
Depreciation	3.25	3.42	(17)	(1.7)
Interest - net	0.68	0.61	7	15.7
Total expenses	28.53	28.88	(35)	2.1
Pre-tax earnings	6.61	5.98	63	14.2
Income tax provision	2.49	2.20	29	16.9
Net earnings	4.12%	3.78%	34	12.7%
EBIT margin 1	7.29%	6.59%	70	14.4%

			Basis Point Increase / (Decrease) in Percentage of Net Sales from Prior Year	Percentage Increase / (Decrease) in Dollar Amounts from Prior Year
	2009	2008	2009 vs. 2008	2009 vs. 2008
Net sales	100.00%	100.00%	N/A	(2.1)%
Gross margin	34.86	34.21	65	(0.2)
Expenses:
Selling, general and administrative	24.85	23.17	168	5.0
Depreciation	3.42	3.19	23	4.9
Interest - net	0.61	0.58	3	2.4
Total expenses	28.88	26.94	194	4.9
Pre-tax earnings	5.98	7.27	(129)	(19.4)
Income tax provision	2.20	2.72	(52)	(20.5)
Net earnings	3.78%	4.55%	(77)	(18.8)%
EBIT margin 1	6.59%	7.85%	(126)	(17.8)%

Other Metrics	2010	2009	2008
Comparable store sales increase (decrease) 2	1.3%	(6.7)%	(7.2)%
Total customer transactions (in millions)	786	766	740
Average ticket 3	$ 62.07	$ 61.66	$ 65.15
At end of year:
Number of stores	1,749	1,710	1,649
Sales floor square feet (in millions)	197	193	187
Average store size selling square feet (in thousands) 4	113	113	113
Return on average assets 5	5.8%	5.3%	6.8%
Return on average shareholders' equity 6	10.7%	9.5%	12.7%

1 EBIT margin, also referred to as operating margin, is defined as earnings before interest and taxes as a percentage of sales.
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

Fiscal 2010 Compared to Fiscal 2009

Net sales – Net sales increased 3.4% to $48.8 billion in 2010.  Comparable store sales increased 1.3% in 2010 compared to a decline of 6.7% in 2009.   We experienced comparable store sales increases over 2009 for each quarter and saw evidence of economic stabilization, as comparable store sales performance was more balanced across geographic markets in 2010.  Comparable store customer transactions increased 0.9%, and comparable store average ticket increased 0.5% versus 2009, as larger project sales remained slow for the year.

Overall, while growth in household spending moderately accelerated late in the year, it remained constrained by high unemployment, modest income growth, lower housing wealth and tight credit.  As a result, customers continued to focus on non-discretionary and smaller discretionary projects during 2010.  This focus was reflected by strength in categories that support smaller projects such as tools and lawn & landscape products, both of which outperformed the company average.  Meanwhile, categories that are more discretionary in nature such as fashion plumbing, cabinets & countertops and home fashion were negatively impacted by the remaining market uncertainty and performed below the company average.

We seized opportunities during the year to drive additional sales by quickly executing programs that helped customers benefit from government incentives.  The Cash for Appliances rebate program, as well as our continued focus on market-specific assortments to ensure that we have the right products in the right markets, helped drive comparable store sales increases above the company average for our appliances category.  In addition, our PSE program, along with focused Special Order Sales promotions, helped customers take advantage of the higher tax credits for energy-efficient improvements that expired at the end of the year.  The PSE program also helped us to increase our 2010 comparable store installed sales over 10%, with the greatest growth occurring in millwork, lumber and building materials.

Comparable store sales for our seasonal living category also outperformed the company average for 2010.  The increase was driven by improved sell-through of grills and grill accessories, patio furniture and holiday assortments, as well as increased sales of room air conditioners as a result of prolonged extreme heat across the U.S. in the middle of the year.

Gross margin – Gross margin of 35.14% for 2010 represented a 28 basis point increase over 2009.  The increase was driven by improvements in margin rates, primarily in seasonal living, lumber and hardware, which resulted in 38 basis points of improvement.  The rate increase is primarily attributable to better sell-through of seasonal inventory this year relative to 2009, our increased number of competitive pricing zones, and our Base Price Optimization strategy.   The rate improvement was partially offset by a 17 basis point unfavorable impact from the mix of products sold across categories, driven by increased sales in appliances.

SG&A - The decrease in SG&A as a percentage of sales from 2009 to 2010 was primarily driven by leverage of 23 basis points in bonus expense, due to lower attainment levels relative to plan.  Impairment and discontinued project expense leveraged 13 basis points due to lower charges associated with existing stores as well as fewer construction projects discontinued in the current year.  We also experienced nine basis points of leverage associated with our proprietary credit programs due to decreased program costs for the year.  This was partially offset by de-leverage in store payroll due to the impact of the new Facilities Service Associate (FSA) position and wage growth, fleet expense due to increased deliveries related to free delivery promotions and increased average fuel costs, and bank card expense due to increased bank card transaction volume and higher transaction fees.

Depreciation – Depreciation expense decreased slightly for 2010 compared to 2009 due to a lower asset base resulting from decreased capital spending and assets becoming fully depreciated in 2010.  Property, less accumulated depreciation, decreased to $22.1 billion at January 28, 2011 compared to $22.5 billion at January 29, 2010.  At January 28, 2011 and January 29, 2010, we owned 89% and 88% of our stores, respectively, which included stores on leased land.

Interest – Net interest expense is comprised of the following:

(In millions)	2010	2009
Interest expense, net of amount capitalized	$340	$300
Amortization of original issue discount and loan costs	4	4
Interest income	(12)	(17)
Interest - net	$332	$287

Net interest expense increased primarily as a result of the issuance of $2.0 billion of notes during 2010 and the comparison to the impact of tax settlements that favorably impacted our tax-related interest accruals in 2009, offset by the repayment of $500 million of notes during the year.

Income tax provision - Our effective income tax rate was 37.7% in 2010 versus 36.9% in 2009.  The lower effective tax rate in 2009 was primarily due to certain prior year favorable state tax settlements, which decreased the effective tax rate by approximately 70 basis points.

Fiscal 2009 Compared to Fiscal 2008

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

Customers continued to focus on routine maintenance and repairs instead of larger discretionary projects during fiscal 2009.  We experienced solid sales performance in paint and nursery as a result of the continued willingness of homeowners to take on smaller do-it-yourself projects to maintain their homes and improve their outdoor space.  The paint category had positive comparable store sales performance for each quarter during 2009.  Appliances also performed better than our average comparable store sales change, driven by attractive value and customers’ willingness to invest in products that increase energy efficiency.  However, certain of our other categories, including home fashion, cabinets & countertops and millwork, which are more discretionary in nature, experienced double-digit declines in comparable store sales for the year. We also experienced continued weakness in other categories, including rough electrical, lumber and outdoor power equipment, which also experienced double-digit declines in comparable store sales driven by comparisons to hurricane-related spending in 2008.

Due to consumers’ continued hesitancy to take on larger discretionary projects, we experienced higher than average declines within all specialty sales categories during 2009.  Special Order Sales had a 15.8% decline in comparable store sales, due to weakness in cabinets & countertops, home fashion, lighting and millwork.  Comparable store Installed Sales declined 11.4% for 2009.  However, both Special Order Sales and Installed Sales experienced sequential improvement in the third quarter of 2009, and positive comparable store sales in the fourth quarter of 2009, as the economic pressures lessened.  Sales to Commercial Business Customers declined 9.1% in 2009, driven by continued project delays within the remodel and repair businesses.

From a geographic market perspective, we experienced continued pressure from the declining housing market, with the most pronounced declines in the Mid-Atlantic and Florida markets for the year.  Many areas were impacted by several years of housing pressure as well as the financial markets.  However, we saw evidence of broad-based stabilization, as we experienced sequential improvement in comparable store sales for all 50 states from the third to the fourth quarter, and 26 states had positive comparable results in the fourth quarter.  For 2009, the northeast and north-central markets performed above the Company average, and for the fourth quarter of 2009 these areas delivered positive comparable store sales results. As a result, we experienced a comparable store sales decline of 1.6% for the fourth quarter, compared to a decline of 6.7% for the year.

Gross margin - For 2009, gross margin of 34.86% represented a 65 basis point increase from 2008.  Margin rate improvement contributed approximately 52 basis points of this increase, primarily driven by a moderating promotional environment and decreased seasonal markdowns.  The seasonal living category experienced strong margin increases compared to the prior year, driven by reduced markdowns as a result of rationalizing purchase levels earlier in the year.  The flooring and lighting product categories also experienced strong improvement compared to the prior year, driven by the more rational promotional environment and our decision to not repeat certain prior year promotions. In addition, margin was positively impacted by lower inventory shrink, which provided 12 basis points of leverage.

SG&A - The increase in SG&A as a percentage of sales from 2008 to 2009 was primarily driven by de-leverage of 61 basis points in store payroll. As sales per store declined, an increased number of stores met the base staffing hours threshold, which increased the proportion of fixed-to-total payroll.  We also experienced de-leverage of approximately 40 basis points in bonus expense attributable to higher achievement against performance targets in 2009.  As a result of 2009 performance and continued expansion rationalization, we experienced 20 basis points of de-leverage associated with the write-off of new store projects that we are no longer pursuing and long-lived asset impairment charges.  Employee insurance costs also de-leveraged 18 basis points as a result of rising health care expenses, higher enrollment and higher administrative costs.  In 2009, credit programs de-leveraged 16 basis points due to increases in aged losses and bankruptcies as a result of higher unemployment and credit market tightening.  Additionally, we experienced de-leverage of approximately 16 basis points in fixed expenses such as property taxes, utilities and rent during 2009 as a result of sales declines.  These changes were offset slightly by leverage of 11 basis points related to store opening costs associated with the opening of fewer stores in 2009 than in 2008.

Depreciation - Depreciation de-leveraged 23 basis points as a percentage of sales in 2009.  This de-leverage was driven by the comparable store sales declines and the addition of 62 new stores in 2009.  Property, less accumulated depreciation, decreased to $22.5 billion at January 29, 2010, compared to $22.7 billion at January 30, 2009.  At January 29, 2010, and January 30, 2009, we owned 88% of our stores, which included stores on leased land.

Interest - Net interest expense is comprised of the following:

(In millions)	2009	2008
Interest expense, net of amount capitalized	$300	$314
Amortization of original issue discount and loan costs	4	6
Interest income	(17)	(40)
Interest - net	$287	$280

Net interest expense increased primarily as a result of lower interest income due to lower interest rates and lower capitalized interest associated with fewer stores under construction, partially offset by lower interest associated with favorable tax settlements during 2009.

Income tax provision – Our effective income tax rate was 36.9% in 2009 versus 37.4% in 2008.  The decrease in the effective tax rate was primarily due to favorable state tax settlements.

LOWE’S BUSINESS OUTLOOK

As of February 23, 2011, the date of our fourth quarter 2010 earnings release, we expected total sales in 2011 to increase approximately 5%, which includes the 53rd week.  The 53rd week was expected to increase total sales by approximately 1.6%.  We expected comparable store sales to increase 1% to 2% in 2011.  We expected to open 25 to 30 stores during 2011, resulting in total square footage growth of approximately 1.5%.  Earnings before interest and taxes as a percentage of sales (operating margin) was expected to increase approximately 30 basis points. In addition, depreciation expense was expected to be approximately $1.48 billion.  Diluted earnings per share of $1.60 to $1.72 were expected for the fiscal year ending February 3, 2012.  Our guidance assumed approximately $2.4 billion in share repurchases during 2011 spread evenly across the four quarters.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Cash flows from operating activities continued to provide the primary source of our liquidity.  The decrease in net cash provided by operating activities for 2010 versus 2009 was driven by changes in working capital, primarily related to accounts payable and income tax payments.  The increase in net cash used in investing activities for 2010 versus 2009 was driven by increased purchases of investments, partially offset by a decline in property acquired due to a reduction in our store expansion program.  The decrease in net cash used in financing activities for 2010 versus 2009 was attributable to an increase in cash from the issuances of long-term debt in 2010 and lower debt repayments, offset by share repurchases.

Sources of Liquidity

In addition to our cash flows from operations, liquidity is provided by our short-term borrowing facilities and through the issuance of long-term debt.  We have a $1.75 billion senior credit facility that expires in June 2012.  The senior credit facility supports our commercial paper program.  The senior credit facility has a $500 million letter of credit sublimit.  Letters of credit issued pursuant to the senior credit facility reduce the amount available for borrowing under the senior credit facility.  Borrowings made are unsecured and are priced at fixed rates based upon market conditions at the time of funding in accordance with the terms of the senior credit facility. The senior credit facility contains certain restrictive covenants, which include maintenance of a debt leverage ratio, as defined by the senior credit facility.  We were in compliance with those covenants at January 28, 2011.  Seventeen banking institutions are participating in the senior credit facility.  There were no outstanding borrowings or letters of credit under the senior credit facility and no outstanding borrowings under the commercial paper program at January 28, 2011 or during 2010.

We also have a Canadian dollar (C$) denominated credit facility in the amount of C$50 million that provides revolving credit support for our Canadian operations.  This uncommitted credit facility provides us with the ability to make unsecured borrowings, which are priced at fixed rates based upon market conditions at the time of funding in accordance with the terms of the credit facility.  As of January 28, 2011, there were no borrowings outstanding under this credit facility.

We expect to continue to have access to the capital markets on both short- and long-term bases when needed for liquidity purposes by issuing commercial paper or new long-term debt. The availability and the borrowing costs of these funds could be adversely affected, however, by a downgrade of our debt ratings or a deterioration of certain financial ratios.  The table below reflects our debt ratings by Standard & Poor’s (S&P) and Moody’s as of March 28, 2011, which we are disclosing to enhance understanding of our sources of liquidity and the effect of our ratings on our cost of funds.  Although we currently do not expect a downgrade in our debt ratings, our commercial paper and senior debt ratings may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating.

Debt Ratings	S&P	Moody’s
Commercial Paper	A1	P1
Senior Debt	A	A1
Outlook	Stable	Stable

We believe that net cash provided by operating and financing activities will be adequate for our expansion plans and our other operating requirements over the next 12 months.  There are no provisions in any agreements that would require early cash settlement of existing debt or leases as a result of a downgrade in our debt rating or a decrease in our stock price.  In addition, we do not have a significant amount of cash held in foreign affiliates.

Cash Requirements

Capital expenditures

Our fiscal 2011 capital budget is approximately $1.8 billion, inclusive of approximately $100 million of lease commitments, resulting in a planned net cash outflow of $1.7 billion.  Approximately 45% of the planned net cash outflow is for store expansion.  Our expansion plans for 2011 consist of 25 to 30 new stores and are expected to increase sales floor square footage by approximately 1.5%.  All of the 2011 projects are expected to be owned, which includes approximately 20% of the stores on leased land.  In addition, approximately 30% of the planned net cash outflow is for investment in our existing stores. Other planned capital expenditures include investing in our distribution and corporate infrastructure, including enhancements in information technology.

During 2009, we entered into a joint venture agreement with Australian retailer Woolworths Limited, to develop a chain of home improvement stores in Australia.  We expected to contribute approximately $400 million over four years to the joint venture, of which we are a one-third owner.  As of January 28, 2011, we had contributed approximately $140 million.  The joint venture expects to open its first stores in 2011.

Debt and capital

In April 2010, we issued $1.0 billion of unsecured notes in two tranches: $500 million of 4.625% notes maturing in April 2020 and $500 million of 5.8% notes maturing in April 2040. Net proceeds from the 4.625% and 5.8% notes, excluding issuance costs, were $497 million and $495 million, respectively.  During the second quarter of 2010, we used a portion of the net proceeds from these notes to repay our $500 million 8.25% notes due June 1, 2010.  In November 2010, we issued $1.0 billion of unsecured notes, in two tranches: $475 million of 2.125% notes maturing in April 2016 and $525 million of 3.75% notes maturing in April 2021. Net proceeds from the 2.125% and 3.75% notes, excluding issuance costs, were $473 million and $522 million, respectively. Interest on the 2010 notes is payable semiannually in arrears in April and October of each year until maturity. Net proceeds were available for general corporate purposes, including capital expenditures and working capital needs, and to fund repurchases of our common stock.

Dividends declared during fiscal 2010 totaled $588 million.  In the fourth quarter of 2009 the dividend payment dates were shifted such that dividends are paid in the subsequent quarter to their declaration.  Dividends declared in the fourth quarter of 2010 were paid in fiscal 2011 and totaled $148 million.

We have a share repurchase program that is executed through purchases made from time to time in the open market or through private transactions.  Shares purchased under the share repurchase program are retired and returned to authorized and unissued status.  As of January 28, 2011, we had a remaining repurchase authorization of $2.4 billion with no expiration date.  We expect to utilize the remaining authorization by the end of fiscal 2011.

The ratio of debt to equity plus debt was 26.6% and 21.0% as of January 28, 2011, and January 29, 2010, respectively.

OFF-BALANCE SHEET ARRANGEMENTS

Other than in connection with executing operating leases, we do not have any off-balance sheet financing that has, or is reasonably likely to have, a material, current or future effect on our financial condition, cash flows, results of operations, liquidity, capital expenditures or capital resources.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table summarizes our significant contractual obligations and commercial commitments:

January 28, 2011	Payments Due by Period
Contractual Obligations		Less Than	1-3	4-5	After 5
(In millions)	Total	1 Year	Years	Years	Years
Long-term debt (principal and interest amounts, excluding discount)	$11,517	$332	$1,190	$1,115	$8,880
Capitalized lease obligations 1	626	68	138	118	302
Operating leases 1	6,008	418	826	791	3,973
Purchase obligations 2	633	386	236	10	1
Total contractual obligations	$18,784	$1,204	$2,390	$2,034	$13,156

	Amount of Commitment Expiration by Period
Commercial Commitments		Less Than	1-3	4-5	After 5
(In millions)	Total	1 Year	Years	Years	Years
Letters of credit 3	$19	$18	$1	$-	$-

1 Amounts do not include taxes, common area maintenance, insurance or contingent rent because these amounts have historically been insignificant.
2 Represents commitments related to certain marketing and information technology programs, and purchases of merchandise inventory.
3 Letters of credit are issued primarily for real estate and construction contracts.

At January 28, 2011, our reserve for uncertain tax positions (including penalties and interest), net of amounts held on deposit by taxing authorities, was $123 million, of which $80 million was classified as a current liability and $43 million was classified as a non-current liability.  At this time, we are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months due to uncertainties in the timing of the effective settlement of tax positions.

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

Merchandise Inventory

Description
We record an obsolete inventory reserve for the anticipated loss associated with selling inventories below cost.  This reserve is based on our current knowledge with respect to inventory levels, sales trends and historical experience.  During 2010, our reserve decreased approximately $10 million to $39 million as of January 28, 2011.

We also record an inventory reserve for the estimated shrinkage between physical inventories.  This reserve is based primarily on actual shrinkage results from previous physical inventories.  During 2010, the inventory shrinkage reserve decreased approximately $11 million to $127 million as of January 28, 2011.

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

Effect if actual results differ from assumptions
We have not made any material changes in the methodology used to establish our inventory valuation or the related reserves for obsolete inventory or inventory shrinkage during the past three fiscal years.  We believe that we have sufficient current and historical knowledge to record reasonable estimates for both of these inventory reserves.  However, it is possible that actual results could differ from recorded reserves.  A 10% change in the amount of products considered obsolete and therefore included in the calculation of our obsolete inventory reserve would have affected net earnings by approximately $2 million for 2010.  A 10% change in the estimated shrinkage rate included in the calculation of our inventory shrinkage reserve would have affected net earnings by approximately $8 million for 2010.

We have not made any material changes in the methodology used to recognize vendor funds during the past three fiscal years.  If actual results are not consistent with the assumptions and estimates used, we could be exposed to additional adjustments that could positively or negatively impact gross margin and inventory.  However, substantially all receivables associated with these activities do not require subjective long-term estimates because they are collected within the following fiscal year.  Adjustments to gross margin and inventory in the following fiscal year have historically not been material.

Long-Lived Asset Impairment - Operating Stores

Description
At January 28, 2011, $19.0 billion of our long-lived assets were associated with stores currently in operation.  We review the carrying amounts of operating stores whenever certain events or changes in circumstances indicate that the carrying amounts may not be recoverable.  When evaluating operating stores for impairment, our asset group is at an individual store level, as that is the lowest level for which cash flows are identifiable.  Cash flows for individual operating stores do not include an allocation of corporate overhead.

We evaluate operating stores for triggering events relating to long-lived asset impairment on a quarterly basis to determine when store assets may not be recoverable.  Our primary indicator that operating store assets may not be recoverable is consistently negative cash flow for a 12-month period for those stores that have been open in the same location for a sufficient period of time to allow for meaningful analysis of ongoing operating results.  Management also monitors other factors when evaluating operating stores for impairment, including individual stores’ execution of their operating plans and local market conditions, including incursion, which is the opening of either other Lowe’s stores or direct competitors’ stores within the same market.

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

During 2010, 15 stores experienced a triggering event and were evaluated for recoverability.  Four of these stores were determined to be impaired.  We recorded operating store impairment losses of $36 million during 2010 compared to $53 million during 2009.

Judgments and uncertainties involved in the estimate
Our impairment loss calculations require us to apply judgment in estimating expected future cash flows, including estimated sales, margin and controllable expenses, and assumptions about market performance.  We also apply judgment in estimating asset fair values, including the selection of an appropriate discount rate.

Effect if actual results differ from assumptions
We have not made any material changes in the methodology used to estimate the future cash flows of operating stores during the past three fiscal years.  If the actual results of our operating stores are not consistent with the assumptions and judgments we have made in estimating future cash flows and determining asset fair values, our actual impairment losses could vary positively or negatively from our estimated impairment losses.

Eleven of the stores that experienced a triggering event during 2010 were determined to be recoverable and therefore were not impaired.  For ten of these stores the expected undiscounted cash flows substantially exceeded the net book value of the store assets.  For these ten stores, a 10% reduction in projected sales used to estimate future cash flows at the latest date that the operating stores were evaluated for impairment would have resulted in the impairment of certain of these stores and increased recognized impairment losses by $39 million.

One of the stores with a net book value of $21 million had expected undiscounted cash flows that exceeded the net book value of its assets by less than a substantial amount.  A 10% reduction in projected sales used to estimate future cash flows at the date this store was evaluated for impairment would have increased recognized impairment losses by $15 million.

We analyzed other assumptions made in estimating the future cash flows of the operating stores evaluated for impairment, but the sensitivity of those assumptions was not significant to the estimates.

Self-Insurance

Description
We are self-insured for certain losses relating to workers’ compensation; automobile; property; general and product liability; extended protection plan; and certain medical and dental claims.  Self-insurance claims filed and claims incurred but not reported are accrued based upon our estimates of the discounted ultimate cost for self-insured claims incurred using actuarial assumptions followed in the insurance industry and historical experience.  During 2010, our self-insurance liability increased approximately $43 million to $835 million as of January 28, 2011.

Judgments and uncertainties involved in the estimate
These estimates are subject to changes in the regulatory environment; utilized discount rate; projected exposures including payroll, sales and vehicle units; as well as the frequency, lag and severity of claims.

Effect if actual results differ from assumptions
We have not made any material changes in the methodology used to establish our self-insurance liability during the past three fiscal years.  Although we believe that we have the ability to reasonably estimate losses related to claims, it is possible that actual results could differ from recorded self-insurance liabilities.  A 10% change in our self-insurance liability would have affected net earnings by approximately $52 million for 2010.  A 100 basis point change in our discount rate would have affected net earnings by approximately $17 million for 2010.

Revenue Recognition

Description
See Note 1 to the consolidated financial statements for a discussion of our revenue recognition policies.  The following accounting estimates relating to revenue recognition require management to make assumptions and apply judgment regarding the effects of future events that cannot be determined with certainty.

We sell separately-priced extended protection plan contracts under a Lowe’s-branded program for which the Company is ultimately self-insured.  The Company recognizes revenues from extended protection plan sales on a straight-line basis over the respective contract term.  Extended protection plan contract terms primarily range from one to four years from the date of purchase or the end of the manufacturer’s warranty, as applicable.  The Company consistently groups and evaluates extended protection plan contracts based on the characteristics of the underlying products and the coverage provided in order to monitor for expected losses.  A loss on the overall contract would be recognized if the expected costs of performing services under the contracts exceeded the amount of unamortized acquisition costs and related deferred revenue associated with the contracts.  Deferred revenues associated with the extended protection plan contracts increased $82 million to $631 million as of January 28, 2011.

We defer revenue and cost of sales associated with transactions for which customers have not yet taken possession of merchandise or for which installation has not yet been completed.  Revenue is deferred based on the actual amounts received.  We use historical gross margin rates to estimate the adjustment to cost of sales for these transactions.  During 2010, deferred revenues associated with these transactions increased $17 million to $371 million as of January 28, 2011.

Judgments and uncertainties involved in the estimate
For extended protection plans, there is judgment inherent in our evaluation of expected losses as a result of our methodology for grouping and evaluating extended protection plan contracts and from the actuarial determination of the estimated cost of the contracts.  There is also judgment inherent in our determination of the recognition pattern of costs of performing services under these contracts.

For the deferral of revenue and cost of sales associated with transactions for which customers have not yet taken possession of merchandise or for which installation has not yet been completed, there is judgment inherent in our estimates of gross margin rates.

Effect if actual results differ from assumptions
We have not made any material changes in the methodology used to recognize revenue on our extended protection plan contracts during the past three fiscal years.  We currently do not anticipate incurring any overall contract losses on our extended protection plan contracts.  Although we believe that we have the ability to adequately monitor and estimate expected losses under the extended protection plan contracts, it is possible that actual results could differ from our estimates.  In addition, if future evidence indicates that the costs of performing services under these contracts are incurred on other than a straight-line basis, the timing of revenue recognition under these contracts could change.  A 10% change in the amount of revenue recognized in 2010 under these contracts would have affected net earnings by approximately $11 million.

We have not made any material changes in the methodology used to reverse net sales and cost of sales related to amounts received for which customers have not yet taken possession of merchandise or for which installation has not yet been completed.  We believe we have sufficient current and historical knowledge to record reasonable estimates related to the impact to cost of sales for these transactions.  However, if actual results are not consistent with our estimates or assumptions, we may incur additional income or expense.  A 10% change in the estimate of the gross margin rates applied to these transactions would have affected net earnings by approximately $6 million in 2010.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In addition to the risks inherent in our operations, we are exposed to certain market risks, including changes in interest rates, commodity prices and foreign currency exchange rates.

Interest Rate Risk

Fluctuations in interest rates do not have a material impact on our financial condition and results of operations because our long-term debt is carried at amortized cost and primarily consists of fixed-rate instruments.  Therefore, providing quantitative information about interest rate risk is not meaningful for financial instruments.

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

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

We speak throughout this Annual Report to Lowe’s Shareholders in forward-looking statements about our future, particularly in the “Letter to Shareholders” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”  The words “believe,” “expect,” “will,” “should,” and other similar expressions are intended to identify those forward-looking statements.  While we believe our expectations are reasonable, they are not guarantees of future performance.  Our actual results could differ substantially from our expectations because, for example:

• Our sales are dependent upon the health and stability of the general economy, which is still recovering slowly from a prolonged period of recession that was made worse by a severe accompanying financial/credit crisis.  Sustained high rates of unemployment, the psychological effect of falling home prices, consumer deleveraging and reduced access to credit, through mortgage financing and otherwise, and reduced consumer confidence are continuing to constrain consumer spending, particularly on many of the discretionary, bigger-ticket products we sell.

• Sales in many of our product categories are driven by the activity level of home improvement projects.  Adverse changes in economic factors specific to the home improvement industry may negatively affect the rate of growth of our total sales and comparable store sales.

• Our sales, particularly of seasonal merchandise, may be impacted by unseasonable weather.

• Changes in existing or new laws and regulations that affect employment/labor, trade, product safety, transportation/logistics, energy costs, health care, tax or environmental issues could have an adverse impact, directly or indirectly, on our financial condition and results of operations.

• Our business is highly competitive, and our many competitors could take sales and market share from us if we fail to effectively execute our merchandising, marketing and distribution strategies.

• The success of our strategic business initiatives designed to increase our sales and capture a greater percentage of our customers’ expenditures on home improvement projects is dependent in varying degrees on the timely delivery and functionality of information technology systems to support them.

• We may not be able to realize the full benefits of some of our strategic business initiatives if our employees or third-party installers and repair technicians are unable to accept and embrace changes in our business model.

• The failure to effectively manage our relationships with suppliers of brand name products that are popular with our customers could negatively impact our business plan and financial results.

• Expanding internationally presents unique challenges that will require us to continue to adapt our store operations, merchandising and distribution functions and to work effectively with our joint venture partner in Australia.

• The failure to properly maintain our critical information systems or a serious disruption of those systems could negatively impact our financial performance.  Performance issues with new customer-facing technology systems could negatively affect our strategic business initiatives that are dependent on those systems.

• Our sales are impacted by our ability to secure and retain a highly qualified and adaptable workforce with expanded skill sets who can work effectively and collaboratively in an increasingly culturally diverse environment, which is an important element of our future growth strategy.

• The failure of a key vendor or service provider that we cannot quickly replace could disrupt our operations and negatively impact our business.

• The ability to continue our everyday low pricing strategy and provide the products that customers want depends on our vendors providing a reliable supply of products at competitive prices and our ability to effectively manage our inventory.  If the domestic or international supply chain for our products is disrupted, our sales and gross margin would be adversely impacted.

• Product and service quality issues could negatively affect customer confidence in Lowe’s and the Company’s brand image and, in some instances, also result in product recalls and potential product liability and product warranty claims.

For more information about these and other risks and uncertainties that we are exposed to, you should read the “Risk Factors” included in our Annual Report on Form 10-K to the United States Securities and Exchange Commission.  All forward-looking statements in this Annual Report to Lowe’s shareholders speak only as of the date of this report or, in the case of any document incorporated by reference, the date of that document.  All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are qualified by the cautionary statements in this section and in the “Risk Factors” included in our Annual Report on Form 10-K.  We do not undertake any obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances or changes in expectations after the date of this report.

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

Our management, with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our Internal Control as of January 28, 2011. In evaluating our Internal Control, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on our management’s assessment, we have concluded that, as of January 28, 2011, our Internal Control is effective.

Deloitte & Touche LLP, the independent registered public accounting firm that audited the financial statements contained in this report, was engaged to audit our Internal Control. Their report appears on page 29.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Lowe's Companies, Inc.
Mooresville, North Carolina

We have audited the accompanying consolidated balance sheets of Lowe's Companies, Inc.  and subsidiaries (the "Company") as of January 28, 2011 and January 29, 2010, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three fiscal years in the period ended January 28, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at January 28, 2011 and January 29, 2010, and the results of its operations and its cash flows for each of the three fiscal years in the period ended January 28, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of January 28, 2011, based on  the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 28, 2011 expressed  an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Charlotte, North Carolina
March 28, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Lowe’s Companies, Inc.
Mooresville, North Carolina

We have audited the internal control over financial reporting of Lowe’s Companies, Inc.  and subsidiaries (the "Company") as of  January 28, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 28, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the fiscal year ended January 28, 2011 of the Company and our report dated March 28, 2011 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche LLP

Charlotte, North Carolina
March 28, 2011

Lowe's Companies, Inc.
Consolidated Statements of Earnings

(In millions, except per share and percentage data)	January 28,	%	January 29,	%	January 30,	%
Fiscal years ended on	2011	Sales	2010	Sales	2009	Sales

Net sales	$48,815	100.00%	$47,220	100.00%	$48,230	100.00%

Cost of sales	31,663	64.86	30,757	65.14	31,729	65.79

Gross margin	17,152	35.14	16,463	34.86	16,501	34.21

Expenses:

Selling, general and administrative	12,006	24.60	11,737	24.85	11,176	23.17

Depreciation	1,586	3.25	1,614	3.42	1,539	3.19

Interest - net	332	0.68	287	0.61	280	0.58

Total expenses	13,924	28.53	13,638	28.88	12,995	26.94

Pre-tax earnings	3,228	6.61	2,825	5.98	3,506	7.27

Income tax provision	1,218	2.49	1,042	2.20	1,311	2.72

Net earnings	$2,010	4.12%	$1,783	3.78%	$2,195	4.55%

Basic earnings per common share	$1.42		$1.21		$1.50

Diluted earnings per common share	$1.42		$1.21		$1.49

Cash dividends per share	$0.420		$0.355		$0.335

See accompanying notes to consolidated financial statements.

Lowe's Companies, Inc.
Consolidated Balance Sheets

		January 28,	%	January 29,	%
(In millions, except par value and percentage data)		2011	Total	2010	Total

Assets
Current assets:
Cash and cash equivalents		$652	1.9%	$632	1.9%
Short-term investments		471	1.4	425	1.3
Merchandise inventory - net		8,321	24.7	8,249	25.0
Deferred income taxes - net		193	0.6	208	0.6
Other current assets		330	1.0	218	0.7
Total current assets		9,967	29.6	9,732	29.5
Property, less accumulated depreciation		22,089	65.5	22,499	68.2
Long-term investments		1,008	3.0	277	0.8
Other assets		635	1.9	497	1.5
Total assets		$33,699	100.0%	$33,005	100.0%

Liabilities and Shareholders' Equity
Current liabilities:
Current maturities of long-term debt		$36	0.1%	$552	1.7%
Accounts payable		4,351	12.9	4,287	13.0
Accrued compensation and employee benefits		667	2.0	577	1.7
Deferred revenue		707	2.1	683	2.1
Other current liabilities		1,358	4.0	1,256	3.8
Total current liabilities		7,119	21.1	7,355	22.3
Long-term debt, excluding current maturities		6,537	19.4	4,528	13.7
Deferred income taxes - net		467	1.4	598	1.8
Deferred revenue - extended protection plans		631	1.9	549	1.7
Other liabilities		833	2.5	906	2.7
Total liabilities		15,587	46.3	13,936	42.2

Commitments and contingencies

Shareholders' equity:
Preferred stock - $5 par value, none issued		-	-	-	-
Common stock - $.50 par value;
Shares issued and outstanding
January 28, 2011	1,354
January 29, 2010	1,459	677	2.0	729	2.2
Capital in excess of par value		11	-	6	-
Retained earnings		17,371	51.5	18,307	55.5
Accumulated other comprehensive income		53	0.2	27	0.1
Total shareholders' equity		18,112	53.7	19,069	57.8
Total liabilities and shareholders' equity		$33,699	100.0%	$33,005	100.0%

See accompanying notes to consolidated financial statements.

Lowe's Companies, Inc.
Consolidated Statements of Shareholders' Equity

			Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity

	Common Stock
(In millions)	Shares	Amount
Balance February 1, 2008	1,458	$729	$16	$15,345	$8	$16,098
Comprehensive income:
Net earnings				2,195
Foreign currency translation					(13)
Net unrealized investment losses					(1)
Total comprehensive income						2,181
Tax effect of non-qualified stock options exercised
and restricted stock vested			5			5
Cash dividends declared				(491)		(491)
Share-based payment expense			95			95
Repurchase of common stock	-	-	(8)			(8)
Conversion of debt to common stock	-	-	1			1
Issuance of common stock under share-based
payment plans	12	6	168			174
Balance January 30, 2009	1,470	$735	$277	$17,049	$(6)	$18,055
Comprehensive income:
Net earnings				1,783
Foreign currency translation					32
Net unrealized investment gains					1
Total comprehensive income						1,816
Tax effect of non-qualified stock options exercised
and restricted stock vested			(6)			(6)
Cash dividends declared				(522)		(522)
Share-based payment expense			102			102
Repurchase of common stock	(22)	(11)	(490)	(3)		(504)
Issuance of common stock under share-based
payment plans	11	5	123			128
Balance January 29, 2010	1,459	$729	$6	$18,307	$27	$19,069
Comprehensive income:
Net earnings				2,010
Foreign currency translation					28
Net unrealized investment losses					(2)
Total comprehensive income						2,036
Tax effect of non-qualified stock options exercised
and restricted stock vested			(6)			(6)
Cash dividends declared				(588)		(588)
Share-based payment expense			115			115
Repurchase of common stock	(113)	(56)	(204)	(2,358)		(2,618)
Issuance of common stock under share-based
payment plans	8	4	100			104
Balance January 28, 2011	1,354	$677	$11	$17,371	$53	$18,112

See accompanying notes to consolidated financial statements.

Lowe's Companies, Inc.
Consolidated Statements of Cash Flows

(In millions)	January 28, 2011	January 29, 2010	January 30, 2009
Fiscal years ended on

Cash flows from operating activities:
Net earnings	$2,010	$1,783	$2,195
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	1,684	1,733	1,667
Deferred income taxes	(133)	(123)	69
Loss on property and other assets - net	103	193	89
Loss on redemption of long-term debt	-	-	8
Share-based payment expense	115	102	95
Changes in operating assets and liabilities:
Merchandise inventory - net	(64)	(28)	(611)
Other operating assets	(142)	7	31
Accounts payable	60	175	402
Other operating liabilities	219	212	177
Net cash provided by operating activities	3,852	4,054	4,122

Cash flows from investing activities:
Purchases of investments	(2,605)	(1,827)	(1,358)
Proceeds from sale/maturity of investments	1,822	1,784	1,425
Increase in other long-term assets	(97)	(62)	(56)
Property acquired	(1,329)	(1,799)	(3,266)
Proceeds from sale of property and other long-term assets	25	18	29
Net cash used in investing activities	(2,184)	(1,886)	(3,226)

Cash flows from financing activities:
Net decrease in short-term borrowings	-	(1,007)	(57)
Net proceeds from issuance of long-term debt	1,985	10	15
Repayment of long-term debt	(552)	(37)	(573)
Proceeds from issuance of common stock under share-based payment plans	104	128	174
Cash dividend payments	(571)	(391)	(491)
Repurchase of common stock	(2,618)	(504)	(8)
Excess tax benefits of share-based payments	1	-	1
Net cash used in financing activities	(1,651)	(1,801)	(939)

Effect of exchange rate changes on cash	3	20	7

Net increase (decrease) in cash and cash equivalents	20	387	(36)
Cash and cash equivalents, beginning of year	632	245	281
Cash and cash equivalents, end of year	$652	$632	$245

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 28, 2011, JANUARY 29, 2010 AND JANUARY 30, 2009

NOTE 1: Summary of Significant Accounting Policies

Lowe’s Companies, Inc. and subsidiaries (the Company) is the world's second-largest home improvement retailer and operated 1,749 stores in the United States, Canada and Mexico at January 28, 2011.  Below are those accounting policies considered by the Company to be significant.

Fiscal Year - The Company’s fiscal year ends on the Friday nearest the end of January.  Each of the fiscal years presented contained 52 weeks. All references herein for the years 2010, 2009 and 2008 represent the fiscal years ended January 28, 2011, January 29, 2010, and January 30, 2009, respectively.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its wholly-owned or controlled operating subsidiaries. All intercompany accounts and transactions have been eliminated.

Foreign Currency - The functional currencies of the Company’s international subsidiaries are the local currencies of the countries in which the subsidiaries are located. Foreign currency denominated assets and liabilities are translated into U.S. dollars using the exchange rates in effect at the consolidated balance sheet date. Results of operations and cash flows are translated using the average exchange rates throughout the period. The effect of exchange rate fluctuations on translation of assets and liabilities is included as a component of shareholders' equity in accumulated other comprehensive income (loss). Gains and losses from foreign currency transactions, which are included in selling, general and administrative (SG&A) expense, have not been significant.

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

Investments - As of January 28, 2011, investments consisted primarily of municipal obligations, floating rate municipal obligations, money market funds and mutual funds.  The Company classifies as investments restricted balances pledged as collateral for the Company’s extended protection plan program and for a portion of the Company’s casualty insurance and Installed Sales program liabilities.  Investments, exclusive of cash equivalents, with a stated maturity date of one year or less from the balance sheet date or that are expected to be used in current operations, are classified as short-term investments. The Company’s trading securities are also classified as short-term investments.  All other investments are classified as long-term.

The Company maintains investment securities in conjunction with certain employee benefit plans that are classified as trading securities.  These securities are carried at fair value with unrealized gains and losses included in SG&A expense.  All other investment securities are classified as available-for-sale and are carried at fair value with unrealized gains and losses included in accumulated other comprehensive income (loss) in shareholders' equity.

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

Credit Programs - The majority of the Company’s accounts receivable arises from sales of goods and services to Commercial Business Customers. The Company has an agreement with GE Money Bank (GE) under which GE purchases at face value commercial business accounts receivable originated by the Company and services these accounts.  This agreement expires in December 2016, unless terminated sooner by the parties.  The Company accounts for these transfers as sales of the accounts receivable.  When the Company sells its commercial business accounts receivable, it retains certain interests in those receivables, including the funding of a loss reserve and its obligation related to GE’s ongoing servicing of the receivables sold.  Any gain or loss on the sale is determined based on the previous carrying amounts of the transferred assets allocated at fair value between the receivables sold and the interests retained. Fair value is based on the present value of expected future cash flows, taking into account the key assumptions of anticipated credit losses, payment rates, late fee rates, GE’s servicing costs and the discount rate commensurate with the uncertainty involved.  Due to the short-term nature of the receivables sold, changes to the key assumptions would not materially impact the recorded gain or loss on the sales of receivables or the fair value of the retained interests in the receivables.

Total commercial business accounts receivable sold to GE were $1.7 billion in 2010, $1.6 billion in 2009 and $1.7 billion in 2008.  The Company recognized losses of $31 million in both 2010 and 2009, and $38 million in 2008 on these receivable sales as SG&A expense, which primarily relates to the fair value of the obligations incurred related to servicing costs that are remitted to GE monthly.  At January 28, 2011 and January 29, 2010, the fair value of the retained interests was determined based on the present value of expected future cash flows and was insignificant.

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

The total portfolio of receivables held by GE, including both receivables originated by GE from the Company’s proprietary credit cards and commercial business accounts receivable originated by the Company and sold to GE, approximated $5.8 billion at January 28, 2011, and $6.5 billion at January 29, 2010.

Property and Depreciation - Property is recorded at cost. Costs associated with major additions are capitalized and depreciated. Capital assets are expected to yield future benefits and have useful lives which exceed one year.  The total cost of a capital asset generally includes all applicable sales taxes, delivery costs, installation costs and other appropriate costs incurred by the Company, including interest in the case of self-constructed assets.  Upon disposal, the cost of properties and related accumulated depreciation is removed from the accounts, with gains and losses reflected in SG&A expense on the consolidated statements of earnings.

Depreciation is provided over the estimated useful lives of the depreciable assets. Assets are depreciated using the straight-line method. Leasehold improvements and assets under capital lease are depreciated over the shorter of their estimated useful lives or the term of the related lease, which may include one or more option renewal periods where failure to exercise such options would result in an economic penalty in such amount that renewal appears, at the inception of the lease, to be reasonably assured.  During the term of a lease, if leasehold improvements are placed in service significantly after the inception of the lease, the Company depreciates these leasehold improvements over the shorter of the useful life of the leasehold assets or a term that includes lease renewal periods deemed to be reasonably assured at the time the leasehold improvements are placed into service.  The amortization of these assets is included in depreciation expense on the consolidated financial statements.

Long-Lived Asset Impairment/Exit Activities - The carrying amounts of long-lived assets are reviewed whenever certain events or changes in circumstances indicate that the carrying amounts may not be recoverable.

Long-lived assets held-for-use includes operating stores as well as excess properties, such as relocated stores, closed stores and other properties that do not meet the held-for-sale criteria. A potential impairment has occurred for long-lived assets held-for-use if projected future undiscounted cash flows expected to result from the use and eventual disposition of the assets are less than the carrying amounts of the assets.  An impairment loss is recorded for long-lived assets held-for-use when the carrying amount of the asset is not recoverable and exceeds its fair value.

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

Impairment losses are included in SG&A expense.  The Company recorded long-lived asset impairment losses of $71 million during 2010, including $36 million for operating stores, $26 million for excess properties classified as held-for-use and $9 million, including costs to sell, for excess properties classified as held-for-sale.  The Company recorded long-lived asset impairment losses of $114 million during 2009, including $53 million for operating stores, $40 million for excess properties classified as held-for-use and $21 million, including costs to sell, for excess properties classified as held-for-sale.  The Company recorded long-lived asset impairment losses of $21 million during 2008, including $16 million for operating stores and $5 million for excess properties classified as held-for-use.

The net carrying amount of excess properties that do not meet the held-for-sale criteria is included in other assets (non-current) on the consolidated balance sheets and totaled $239 million and $205 million at January 28, 2011 and January 29, 2010, respectively.

When locations under operating leases are closed, a liability is recognized for the fair value of future contractual obligations, including future minimum lease payments, property taxes, utilities and common area maintenance, net of estimated sublease income.  Amounts accrued were not material for any of the periods presented.

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

The Company’s obligations to its suppliers, including amounts due and scheduled payment dates, are not impacted by suppliers’ decisions to finance amounts under this arrangement.  However, the Company’s right to offset balances due from suppliers against payment obligations is restricted by this arrangement for those payment obligations that have been financed by suppliers.  As of January 28, 2011 and January 29, 2010, $645 million and $602 million, respectively, of the Company’s outstanding payment obligations had been placed on the accounts payable tracking system, and participating suppliers had financed $476 million and $253 million, respectively, of those payment obligations to participating financial institutions.

Other Current Liabilities - Other current liabilities on the consolidated balance sheets consist of:

(In millions)	January 28, 2011	January 29, 2010
Self-insurance liabilities	$311	$300
Accrued dividends	148	131
Accrued interest	115	102
Accrued property taxes	113	103
Sales tax liabilities	112	131
Other	559	489
Total	$1,358	$1,256

Self-Insurance - The Company is self-insured for certain losses relating to workers’ compensation, automobile, property, and general and product liability claims.  The Company has stop-loss coverage to limit the exposure arising from these claims.  The Company is also self-insured for certain losses relating to extended protection plan and medical and dental claims.  Self-insurance claims filed and claims incurred but not reported are accrued based upon management’s estimates of the discounted ultimate cost for self-insured claims incurred using actuarial assumptions followed in the insurance industry and historical experience.  Although management believes it has the ability to reasonably estimate losses related to claims, it is possible that actual results could differ from recorded self-insurance liabilities.

The Company provides surety bonds issued by insurance companies to secure payment of workers’ compensation liabilities as required in certain states where the Company is self-insured.  Outstanding surety bonds relating to self-insurance totaled $235 million at January 28, 2011.

Income Taxes - The Company establishes deferred income tax assets and liabilities for temporary differences between the tax and financial accounting bases of assets and liabilities.  The tax effects of such differences are reflected in the consolidated balance sheets at the enacted tax rates expected to be in effect when the differences reverse.  A valuation allowance is recorded to reduce the carrying amount of deferred tax assets if it is more likely than not that all or a portion of the asset will not be realized.  The tax balances and income tax expense recognized by the Company are based on management’s interpretation of the tax statutes of multiple jurisdictions.

The Company establishes a liability for tax positions for which there is uncertainty as to whether or not the position will be ultimately sustained.  The Company includes interest related to tax issues as part of net interest on the consolidated financial statements.  The Company records any applicable penalties related to tax issues within the income tax provision.

Revenue Recognition - The Company recognizes revenues, net of sales tax, when sales transactions occur and customers take possession of the merchandise. A provision for anticipated merchandise returns is provided through a reduction of sales and cost of sales in the period that the related sales are recorded.  Revenues from product installation services are recognized when the installation is completed.  Deferred revenues associated with amounts received for which customers have not yet taken possession of merchandise or for which installation has not yet been completed were $371 million and $354 million at January 28, 2011, and January 29, 2010, respectively.

Revenues from stored-value cards, which include gift cards and returned merchandise credits, are deferred and recognized when the cards are redeemed.  The liability associated with outstanding stored-value cards was $336 million and $329 million at January 28, 2011, and January 29, 2010, respectively, and these amounts are included in deferred revenue on the consolidated balance sheets.The Company recognizes income from unredeemed stored-value cards at the point at which redemption becomes remote.  The Company’s stored-value cards have no expiration date or dormancy fees.  Therefore, to determine when redemption is remote, the Company analyzes an aging of the unredeemed cards based on the date of last stored-value card use.

Extended Protection Plans – The Company sells separately-priced extended protection plan contracts under a Lowe’s-branded program for which the Company is ultimately self-insured.  The Company recognizes revenue from extended protection plan sales on a straight-line basis over the respective contract term.  Extended protection plan contract terms primarily range from one to four years from the date of purchase or the end of the manufacturer’s warranty, as applicable.  Changes in deferred revenue for extended protection plan contracts are summarized as follows:

(In millions)	2010	2009
Deferred revenue - extended protection plans, beginning of year	$549	$479
Additions to deferred revenue	253	220
Deferred revenue recognized	(171)	(150)
Deferred revenue - extended protection plans, end of year	$631	$549

Incremental direct acquisition costs associated with the sale of extended protection plans are also deferred and recognized as expense on a straight-line basis over the respective contract term. Deferred costs associated with extended protection plan contracts were $166 million and $150 million at January 28, 2011 and January 29, 2010, respectively.  The Company’s extended protection plan deferred costs are included in other assets (non-current) on the consolidated balance sheets.  All other costs, such as costs of services performed under the contract, general and administrative expenses and advertising expenses are expensed as incurred.

The liability for extended protection plan claims incurred is included in other current liabilities on the consolidated balance sheets.  Changes in the liability for extended protection plan claims are summarized as follows:

(In millions)	2010	2009
Liability for extended protection plan claims, beginning of year	$23	$17
Accrual for claims incurred	80	67
Claim payments	(83)	(61)
Liability for extended protection plan claims, end of year	$20	$23

Cost of Sales and Selling, General and Administrative Expenses - The following lists the primary costs classified in each major expense category:

Cost of Sales	Selling, General and Administrative
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
▪ Costs associated with self-insured plans, and premium costs for stop-
   loss coverage and fully insured plans;
▪ Long-lived asset impairment losses and gains/losses on disposal of assets;
▪ Other administrative costs, such as supplies, and travel and entertainment.

Advertising - Costs associated with advertising are charged to expense as incurred.  Advertising expenses were $790 million, $750 million and $789 million in 2010, 2009 and 2008, respectively.

Shipping and Handling Costs - The Company includes shipping and handling costs relating to the delivery of products directly from vendors to customers by third parties in cost of sales.  Shipping and handling costs, which include third-party delivery costs, salaries, and vehicle operations expenses relating to the delivery of products from stores to customers, are classified as SG&A expense.  Shipping and handling costs included in SG&A expense were $431 million, $371 million and $378 million in 2010, 2009 and 2008, respectively.

Store Opening Costs - Costs of opening new or relocated retail stores, which include payroll and supply costs incurred prior to store opening and grand opening advertising costs, are charged to expense as incurred.

Comprehensive Income - The Company reports comprehensive income on its consolidated statements of shareholders’ equity.  Comprehensive income represents changes in shareholders' equity from non-owner sources and is comprised primarily of net earnings plus or minus unrealized gains or losses on available-for-sale securities, as well as foreign currency translation adjustments.  Net unrealized gains, net of tax, on available-for-sale securities classified in accumulated other comprehensive income on the consolidated balance sheets were insignificant at January 28, 2011 and $2 million at January 29, 2010.  Foreign currency translation gains, net of tax, classified in accumulated other comprehensive income were $53 million and $25 million at January 28, 2011 and January 29, 2010, respectively.  The reclassification adjustments for gains/losses included in net earnings were not significant for any of the periods presented.

Segment Information – The Company’s home improvement retail stores represent a single operating segment based on the way the Company manages its business.  Operating decisions are made at the Company level in order to maintain a consistent retail store presentation.  The Company’s home improvement retail stores sell similar products and services, use similar processes to sell those products and services, and sell their products and services to similar classes of customers. The amounts of long-lived assets and net sales outside of the U.S. were not significant for any of the periods presented.

Reclassifications - Certain prior period amounts have been reclassified to conform to current classifications.  Store opening costs, which were previously reported as a separate line item on the consolidated statements of earnings, have been combined with SG&A expense.  In addition, activity that was previously separately presented for short-term and long-term investments on the consolidated statements of cash flows was combined into single line items for purchases of investments and proceeds from the sale/maturity of investments. Proceeds from the issuance of common stock under the employee stock purchase plan and from stock options exercised, which were previously reported as separate line items on the consolidated statements of cash flows, were also combined into a single line item.  In addition, deferred revenue – extended protection plans, which was previously included in other liabilities (noncurrent), is now a separate line item on the consolidated balance sheets.

NOTE 2: Fair Value Measurements and Financial Instruments

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

Assets and Liabilities that are Measured at Fair Value on a Recurring Basis

The following tables present the Company’s financial assets measured at fair value on a recurring basis as of January 28, 2011 and January 29, 2010, classified by fair value hierarchy:

		Fair Value Measurements at Reporting Date Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In millions)	January 28, 2011	(Level 1)	(Level 2)	(Level 3)
Available-for-sale securities:
Municipal obligations	$190	$-	$190	$-
Municipal floating rate obligations	163	-	163	-
Money market funds	66	66	-	-
Other	2	2	-	-
Trading securities:
Mutual funds	50	50	-	-
Total short-term investments	$471	$118	$353	$-

Available-for-sale securities:
Municipal floating rate obligations	$765	$-	$765	$-
Municipal obligations	208	-	208	-
Other	35	-	35	-
Total long-term investments	$1,008	$-	$1,008	$-

		Fair Value Measurements at Reporting Date Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In millions)	January 29, 2010	(Level 1)	(Level 2)	(Level 3)
Available-for-sale securities:
Municipal obligations	$296	$-	$296	$-
Municipal floating rate obligations	7	-	7	-
Money market funds	68	68	-	-
Other	12	2	10	-
Trading securities:
Mutual funds	42	42	-	-
Total short-term investments	$425	$112	$313	$-

Available-for-sale securities:
Municipal floating rate obligations	$141	$-	$141	$-
Municipal obligations	136	-	136	-
Total long-term investments	$277	$-	$277	$-

When available, quoted prices are used to determine fair value.  When quoted prices in active markets are available, investments are classified within Level 1 of the fair value hierarchy.  When quoted prices in active markets are not available, fair values are determined using pricing models, and the inputs to those pricing models are based on observable market inputs.  The inputs to the pricing models are typically benchmark yields, reported trades, broker-dealer quotes, issuer spreads and benchmark securities, among others.

Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis

For the years ended January 28, 2011 and January 29, 2010, the Company’s only significant assets or liabilities measured at fair value on a non-recurring basis subsequent to their initial recognition were certain assets subject to long-lived asset impairment.

The Company reviews the carrying amounts of long-lived assets whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable.  An impairment loss is recognized when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value.  The Company estimated the fair values of long-lived assets based on the Company’s own judgments about the assumptions that market participants would use in pricing the asset and on observable market data, when available. The Company classified these fair value measurements as Level 3.

In the determination of impairment for operating stores, the Company determined the fair values of individual operating stores using an income approach, which required discounting projected future cash flows.  When determining the stream of projected future cash flows associated with an individual operating store, management made assumptions, incorporating local market conditions, about key store variables, including sales growth rates, gross margin and controllable expenses such as store payroll and occupancy expense.  In order to calculate the present value of those future cash flows, the Company discounted cash flow estimates at a rate commensurate with the risk that selected market participants would assign to the cash flows.  The selected market participants represent a group of other retailers with a store footprint similar in size to the Company’s.

In the determination of impairment for excess properties held-for-use and held-for-sale, which consist of retail outparcels and property associated with relocated or closed stores, the fair values were determined using a market approach based on estimated selling prices. The Company determined the estimated selling prices by obtaining information from brokers in the specific markets being evaluated. The information included comparable sales of similar assets and assumptions about demand in the market for these assets.

The following tables present such assets measured at fair value on a non-recurring basis and any resulting realized losses included in earnings. Because long-lived assets are not measured at fair value on a recurring basis, certain carrying amounts and fair value measurements presented in the table may reflect values at earlier measurement dates and may no longer represent the fair values at January 28, 2011 and January 29, 2010.

Fair Value Measurements - Non-Recurring Basis

	January 28, 2011
(In millions)	Fair Value Measurements	Previous Carrying Amounts	Impairment Losses
Operating stores:
Long-lived assets held-for-use	$15	$51	$(36)
Excess properties:
Long-lived assets held-for-use	$45	$71	$(26)
Long-lived assets held-for-sale	$36	$44	$(8)

	January 29, 2010
(In millions)	Fair Value Measurements	Previous Carrying Amounts	Impairment Losses
Operating stores:
Long-lived assets held-for-use	$6	$59	$(53)
Excess properties:
Long-lived assets held-for-use	$74	$114	$(40)
Long-lived assets held-for-sale	$25	$46	$(21)

Fair Value of Financial Instruments

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

Carrying amounts and the related estimated fair value of the Company’s long-term debt, excluding capitalized lease obligations, are as follows:

	January 28, 2011		January 29, 2010
	Carrying	Fair	Carrying	Fair
(In millions)	Amount	Value	Amount	Value
Long-term debt (excluding capitalized lease obligations)	$6,209	$6,715	$4,737	$5,127

NOTE 3: Investments

The amortized costs, gross unrealized holding gains and losses, and fair values of the Company’s investment securities classified as available-for-sale at January 28, 2011, and January 29, 2010, are as follows:

	January 28, 2011
Type	Amortized	Gross Unrealized	Gross Unrealized	Fair
(In millions)	Costs	Gains	Losses	Values
Municipal obligations	$189	$1	$-	$190
Municipal floating rate obligations	163	-	-	163
Money market funds	66	-	-	66
Other	2	-	-	2
Classified as short-term	420	1	-	421
Municipal floating rate obligations	765	-	-	765
Municipal obligations	209	-	(1)	208
Other	35	-	-	35
Classified as long-term	1,009	-	(1)	1,008
Total	$1,429	$1	$(1)	$1,429

	January 29, 2010
Type	Amortized	Gross Unrealized	Gross Unrealized	Fair
(In millions)	Costs	Gains	Losses	Values
Municipal obligations	$294	$2	$-	$296
Municipal floating rate obligations	7	-	-	7
Money market funds	68	-	-	68
Other	12	-	-	12
Classified as short-term	381	2	-	383
Municipal floating rate obligations	141	-	-	141
Municipal obligations	134	2	-	136
Classified as long-term	275	2	-	277
Total	$656	$4	$-	$660

The proceeds from sales of available-for-sale securities were $814 million, $1.2 billion and $1.0 billion for 2010, 2009 and 2008, respectively.  Gross realized gains and losses on the sale of available-for-sale securities were not significant for any of the periods presented.  The investments classified as long-term at January 28, 2011, will mature in one to 41 years, based on stated maturity dates.

The Company has elected the fair value option for certain investments maintained in conjunction with certain employee benefit plans.  These investments are reported as trading securities, which are included in short-term investments, and were $50 million and $42 million at January 28, 2011 and January 29, 2010, respectively.  For the years ended January 28, 2011, January 29, 2010, and January 30, 2009, net unrealized gains for trading securities totaled $6 million, $7 million, and $14 million, respectively.  Unrealized gains and losses on trading securities were included in SG&A expense.  Cash flows from purchases, sales and maturities of trading securities are included in cash flows from investing activities in the consolidated statements of cash flows based on the nature and purpose for which the securities were acquired.

Short-term and long-term investments include restricted balances pledged as collateral for the Company’s extended protection plan program and for a portion of the Company’s casualty insurance and Installed Sales program liabilities.  Restricted balances included in short-term investments were $102 million at January 28, 2011 and $186 million at January 29, 2010.  Restricted balances included in long-term investments were $260 million at January 28, 2011, and $202 million at January 29, 2010.

NOTE 4: Property and Accumulated Depreciation

Property is summarized by major class in the following table:

	Estimated
	Depreciable	January 28, 2011	January 29, 2010
(In millions)	Lives, In Years
Cost:
Land	N/A	$6,742	$6,519
Buildings and building improvements	5-40	16,531	15,887
Equipment	3-15	9,142	8,826
Construction in progress	N/A	930	1,036
Total cost		33,345	32,268
Accumulated depreciation		(11,256)	(9,769)
Property, less accumulated depreciation		$22,089	$22,499

Included in net property are assets under capital lease of $567 million, less accumulated depreciation of $353 million, at January 28, 2011, and $519 million, less accumulated depreciation of $333 million, at January 29, 2010.

NOTE 5: Short-Term Borrowings and Lines of Credit

The Company has a $1.75 billion senior credit facility that expires in June 2012.  The senior credit facility also supports the Company’s commercial paper program.  The senior credit facility has a $500 million letter of credit sublimit.  Letters of credit issued pursuant to the senior credit facility reduce the amount available for borrowing under the senior credit facility.  Borrowings made are unsecured and are priced at fixed rates based upon market conditions at the time of funding in accordance with the terms of the senior credit facility.  The senior credit facility contains certain restrictive covenants, which include maintenance of a debt leverage ratio as defined by the senior credit facility.  The Company was in compliance with those covenants at January 28, 2011.  Seventeen banking institutions are participating in the senior credit facility.  As of January 28, 2011 and January 29, 2010, there were no outstanding borrowings or letters of credit under the senior credit facility and no outstanding borrowings under the commercial paper program.

The Company also has a Canadian dollar (C$) denominated credit facility in the amount of C$50 million that provides revolving credit support for our Canadian operations.  This uncommitted credit facility provides the Company with the ability to make unsecured borrowings which are priced at fixed rates based upon market conditions at the time of funding in accordance with the terms of the credit facility.  As of January 28, 2011 and January 29, 2010, there were no outstanding borrowings under the C$ credit facility.

NOTE 6: Long-Term Debt

Debt Category (In millions)	Weighted-Average Interest Rate at January 28, 2011	January 28, 2011	January 29, 2010
Secured debt:1
Mortgage notes due fiscal 2010-2018	6.11%	$17	$35
Unsecured debt:
Notes due fiscal 2010-2015	5.31%	1,047	1,546
Notes due fiscal 2016-2020	4.40%	1,767	796
Notes due fiscal 2021-2025	3.87%	537	15
Notes due fiscal 2026-2030	6.76%	812	812
Notes due fiscal 2031-2035	5.50%	493	493
Notes due fiscal 2036-20402	6.16%	1,536	1,040
Capitalized lease obligations due fiscal 2011 to 2035		364	343
Total long-term debt		6,573	5,080
Less current maturities		(36)	(552)
Long-term debt, excluding current maturities		$6,537	$4,528

1 Real properties with an aggregate book value of $52 million were pledged as collateral at January 28, 2011, for secured debt.

2 Amount includes $100 million of notes issued in 1997 that may be put at the option of the holder on the 20th anniversary of the issue at par value. None of these notes are currently puttable.

Debt maturities, exclusive of unamortized original issue discounts and capitalized lease obligations, for the next five years and thereafter are as follows: 2011, $1 million; 2012, $551 million; 2013, $1 million; 2014, $1 million; 2015, $508 million; thereafter, $5.2 billion.

The Company’s unsecured notes are issued under indentures that have generally similar terms and therefore have been grouped by maturity date for presentation purposes in the table above.  The notes contain certain restrictive covenants, none of which is expected to impact the Company’s capital resources or liquidity.  The Company was in compliance with all covenants of these agreements at January 28, 2011.

In April 2010, the Company issued $1.0 billion of unsecured notes in two tranches: $500 million of 4.625% notes maturing in April 2020 (the 2020 notes) and $500 million of 5.8% notes maturing in April 2040 (the 2040 notes).  The 2020 and 2040 notes were issued at discounts of approximately $3 million and $5 million, respectively.  Interest on the notes is payable semiannually in arrears in April and October of each year until maturity.

In November 2010, the Company issued $1.0 billion of unsecured notes in two tranches: $475 million of 2.125% notes maturing in April 2016 (the 2016 notes) and $525 million of 3.75% notes maturing in April 2021 (the 2021 notes).  The 2016 and 2021 notes were issued at discounts of approximately $2 million and $3 million, respectively.  Interest on these notes is payable semiannually in arrears in April and October of each year until maturity, beginning in April 2011.

The discount associated with these issuances is included in long-term debt and is being amortized over the respective terms of the notes.

The indenture governing the notes issued in 2010 contains a provision that allows the Company to redeem the notes at any time, in whole or in part, at specified redemption prices plus accrued interest to the date of redemption. The indenture also contains a provision that allows the holders of the notes to require the Company to repurchase all or any part of their notes if a change of control triggering event occurs.  If elected under the change of control provisions, the repurchase of the notes will occur at a purchase price of 101% of the principal amount, plus accrued and unpaid interest, if any, on such notes to the date of purchase.  The indenture governing the notes does not limit the aggregate principal amount of debt securities that the Company may issue, nor is the Company required to maintain financial ratios or specified levels of net worth or liquidity.  However, the indenture contains various restrictive covenants, none of which is expected to impact the Company’s liquidity or capital resources.

NOTE 7: Shareholders' Equity

Authorized shares of preferred stock were 5.0 million ($5 par value) at January 28, 2011 and January 29, 2010, none of which have been issued. The Board of Directors may issue the preferred stock (without action by shareholders) in one or more series, having such voting rights, dividend and liquidation preferences, and such conversion and other rights as may be designated by the Board of Directors at the time of issuance.

Authorized shares of common stock were 5.6 billion ($.50 par value) at January 28, 2011 and January 29, 2010.

The Company has a share repurchase program that is executed through purchases made from time to time either in the open market or through private transactions.  Shares purchased under the share repurchase program are retired and returned to authorized and unissued status.  The Company’s Board of Directors authorized up to $5.0 billion of share repurchases on January 29, 2010 with no expiration, after the prior authorization expired on that date.  As of January 28, 2011 the Company had $2.4 billion of authorization remaining under the share repurchase program.

The Company repurchased 111.7 million shares and 21.9 million shares under the share repurchase program at a total cost of $2.6 billion and $500 million for the years ended January 28, 2011 and January 29, 2010, respectively.  A reduction of $2.4 billion and $3 million was recorded to retained earnings, after capital in excess of par value was depleted, for the years ended January 28, 2011 and January 29, 2010, respectively.  The Company also repurchased 0.7 million and 0.2 million shares from employees at a total cost of $18 million and $4 million, for the years ended January 28, 2011 and January 29, 2010, respectively, to satisfy either the exercise price of stock options exercised or the statutory withholding tax liability resulting from the vesting of restricted stock awards.

NOTE 8: Accounting for Share-Based Payment

Overview of Share-Based Payment Plans

The Company has equity incentive plans (the Incentive Plans) under which the Company may grant share-based awards to key employees and non-employee directors.  The Company also has an employee stock purchase plan (the ESPP) that allows employees to purchase Company shares at a discount through payroll deductions. These plans contain a nondiscretionary anti-dilution provision that is designed to equalize the value of an award as a result of an equity restructuring.

Share-based awards were authorized under the Incentive Plans for grant to key employees and non-employee directors for up to 169.0 million shares of common stock.  In addition, up to 45.0 million shares were authorized under the ESPP.

At January 28, 2011, there were 24.0 million shares remaining available for grant under the Incentive Plans and 10.7 million shares available under the ESPP.

The Company recognized share-based payment expense in SG&A expense on the consolidated statements of earnings totaling $115 million, $102 million and $95 million in 2010, 2009 and 2008, respectively.  The total associated income tax benefit recognized was $38 million, $27 million and $31 million in 2010, 2009 and 2008, respectively.

Total unrecognized share-based payment expense for all share-based payment plans was $106 million at January 28, 2011, of which $69 million will be recognized in 2011, $34 million in 2012 and $3 million thereafter.  This results in these amounts being recognized over a weighted-average period of 1.6 years.

For all share-based payment awards, the expense recognized has been adjusted for estimated forfeitures where the requisite service is not expected to be provided. Estimated forfeiture rates are developed based on the Company’s analysis of historical forfeiture data for homogeneous employee groups.

General terms and methods of valuation for the Company’s share-based awards are as follows:

Stock Options

Stock options generally have terms of seven years, with one-third of each grant vesting each year for three years, and are assigned an exercise price equal to the closing market price of a share of the Company’s common stock on the date of grant.  These options are expensed on a straight-line basis over the grant vesting period, which is considered to be the requisite service period.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model.  When determining expected volatility, the Company considers the historical performance of the Company’s stock, as well as implied volatility.  The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant, based on the options’ expected term.  The expected term of the options is based on the Company’s evaluation of option holders’ exercise patterns and represents the period of time that options are expected to remain unexercised.  The Company uses historical data to estimate the timing and amount of forfeitures.  The assumptions used in the Black-Scholes option-pricing model for options granted in 2010, 2009 and 2008 are as follows:

	2010	2009	2008
Assumptions used:
Expected volatility	37.7%-41.4%	36.4%-38.6%	25.0%-32.2%
Weighted-average expected volatility	39.4%	36.4%	25.1%
Expected dividend yield	0.96%-1.30%	0.82%-0.97%	0.56%-0.74%
Weighted-average dividend yield	1.07%	0.82%	0.56%
Risk-free interest rate	1.22%-2.30%	1.70%-2.08%	2.19%-3.09%
Weighted-average risk-free interest rate	2.02%	1.71%	2.19%
Expected term, in years	4-5	4	4
Weighted-average expected term, in years	4.42	4	4

The weighted-average grant-date fair value per share of options granted was $7.68, $4.58 and $5.25 in 2010, 2009 and 2008, respectively.  The total intrinsic value of options exercised, representing the difference between the exercise price and the market price on the date of exercise, was approximately $6 million, $8 million and $17 million in 2010, 2009 and 2008, respectively.

Transactions related to stock options issued for the year ended January 28, 2011 are summarized as follows:

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
	Shares	Exercise Price	Term	Intrinsic Value
	(In thousands)	Per Share	(In years)	(In thousands)1
Outstanding at January 29, 2010	23,170	$26.42
Granted	3,208	23.96
Canceled, forfeited or expired	(883)	26.74
Exercised	(1,386)	19.31
Outstanding at January 28, 2011	24,109	$26.48	3.06	$49,035
Vested and expected to vest at
January 28, 20112	23,473	$26.56	2.98	$48,083
Exercisable at January 28, 2011	16,750	$29.13	2.04	$13,851

1	Options for which the exercise price exceeded the closing market price of a share of the Company’s common stock at January 28, 2011 are excluded from the calculation of aggregate intrinsic value.
2	Includes outstanding vested options as well as outstanding, nonvested options after a forfeiture rate is applied.

Performance Accelerated Restricted Stock Awards (PARS)

PARS are valued at the market price of a share of the Company’s common stock on the date of grant.  In general, these awards vest at the end of a five-year service period from the date of grant, unless performance acceleration goals are achieved, in which case, awards vest 50% at the end of three years or 100% at the end of four years.  The performance acceleration goals are based on targeted Company average return on beginning non-cash assets, as defined in the PARS agreement.  PARS are expensed on a straight-line basis over the shorter of the explicit service period related to the service condition or the implicit service period related to the performance conditions, based on the probability of meeting the conditions.  The Company uses historical data to estimate the timing and amount of forfeitures.  No PARS were granted in 2010, 2009 or 2008.  The total fair value of PARS vested was approximately $7 million in 2010 and $6 million in 2008.  No PARS vested in 2009.

Transactions related to PARS issued for the year ended January 28, 2011 are summarized as follows:

		Weighted-Average Grant-
	Shares	Date Fair Value
	(In thousands)	Per Share
Nonvested at January 29, 2010	1,073	$32.91
Vested	(311)	30.00
Canceled or forfeited	(29)	33.59
Nonvested at January 28, 2011	733	$34.11

Performance-Based Restricted Stock Awards

Performance-based restricted stock awards are valued at the market price of a share of the Company’s common stock on the date of grant. In general, 25% to 100% of the awards vest at the end of a three-year service period from the date of grant based upon the achievement of a threshold and target performance goal specified in the performance-based restricted stock agreement.  The performance goal is based on targeted Company average return on non-cash assets, as defined in the performance-based restricted stock agreement.  These awards are expensed on a straight-line basis over the requisite service period, based on the probability of achieving the performance goal. If the performance goal is not met, no compensation cost is recognized and any previously recognized compensation cost is reversed. The Company uses historical data to estimate the timing and amount of forfeitures.  The weighted-average grant-date fair value per share of performance-based restricted stock awards granted was $23.97 in 2008.  No performance-based restricted stock awards were granted in 2010 or 2009.  The total fair value of performance-based restricted stock awards vested was approximately $4 million in 2010.  No performance-based restricted stock awards vested in 2009 or 2008.  During 2008, the Company amended all 2007 performance-based restricted stock agreements, modifying the performance goal to a prorated scale, which caused the probability of vesting to go from improbable to probable.

Transactions related to performance-based restricted stock awards issued for the year ended January 28, 2011 are summarized as follows:

		Weighted-Average Grant-
	Shares	Date Fair Value
	(In thousands)	Per Share
Nonvested at January 29, 2010	1,484	$27.30
Vested	(151)	32.18
Canceled or forfeited	(475)	31.77
Nonvested at January 28, 2011	858	$23.97

Restricted Stock Awards

Restricted stock awards are valued at the market price of a share of the Company’s common stock on the date of grant.  In general, these awards vest at the end of a three- to five-year period from the date of grant and are expensed on a straight-line basis over that period, which is considered to be the requisite service period.  The Company uses historical data to estimate the timing and amount of forfeitures.  The weighted-average grant-date fair value per share of restricted stock awards granted was $23.88, $16.03 and $23.75 in 2010, 2009, and 2008, respectively. The total fair value of restricted stock awards vested was approximately $37 million, $12 million and $18 million in 2010, 2009 and 2008, respectively.

Transactions related to restricted stock awards issued for the year ended January 28, 2011 are summarized as follows:

		Weighted-Average Grant-
	Shares	Date Fair Value
	(In thousands)	Per Share
Nonvested at January 29, 2010	8,457	$20.86
Granted	3,458	23.88
Vested	(1,554)	30.23
Canceled or forfeited	(506)	20.45
Nonvested at January 28, 2011	9,855	$20.46

Deferred Stock Units

Deferred stock units are valued at the market price of a share of the Company’s common stock on the date of grant.  For non-employee Directors, these awards vest immediately and are expensed on the grant date. During 2010, 2009 and 2008 each non-employee Director was awarded a number of deferred stock units determined by dividing the annual award amount by the fair market value of a share of the Company’s common stock on the award date and rounding up to the next 100 units.  The annual award amount used to determine the number of deferred stock units granted to each Director was $115,000 in 2010, 2009 and 2008.  During 2010, 47,000 deferred stock units were granted and immediately vested for non-employee Directors.  The weighted-average grant-date fair value per share of deferred stock units granted was $24.75, $19.01 and $24.00 in 2010, 2009 and 2008, respectively. The total fair value of deferred stock units vested was approximately $1 million in both 2010 and 2009 and $10 million in 2008.  At January 28, 2011, there were 0.7 million deferred stock units outstanding, all of which were vested.

Restricted Stock Units

Restricted stock units do not have dividend rights and are valued at the market price of a share of the Company’s common stock on the date of grant less the present value of dividends expected during the requisite service period.  In general, these awards vest at the end of a three-year period from the date of grant and are expensed on a straight-line basis over that period, which is considered to be the requisite service period.  The Company uses historical data to estimate the timing and amount of forfeitures.  The weighted-average grant-date fair value per share of restricted stock units granted was $22.84, $15.63 and $22.80 in 2010, 2009 and 2008, respectively.  An insignificant number of restricted stock units vested in 2010, 2009 and 2008.

Transactions related to restricted stock units issued for the year ended January 28, 2011 are summarized as follows:

		Weighted-Average Grant-
	Shares	Date Fair Value
	(In thousands)	Per Share
Nonvested at January 29, 2010	92	$18.35
Granted	99	22.84
Vested	(11)	22.72
Canceled or forfeited	(12)	20.16
Nonvested at January 28, 2011	168	$20.58

ESPP

The purchase price of the shares under the ESPP equals 85% of the closing price on the date of purchase.  The Company’s share-based payment expense is equal to 15% of the closing price on the date of purchase.  The ESPP is considered a liability award and is measured at fair value at each reporting date, and the share-based payment expense is recognized over the six-month offering period.  The Company issued 3,846,086 shares of common stock pursuant to this plan during the year ended January 28, 2011.

NOTE 9: Employee Retirement Plans

The Company maintains a defined contribution retirement plan for its eligible employees (the 401(k) Plan).    Employees are eligible to participate in the 401(k) Plan six months (180 days prior to January 1, 2011) after their original date of service. Eligible employees are automatically enrolled in the 401(k) Plan at a 1% deferral rate, unless the employee elects otherwise.  The Company makes contributions to the 401(k) Plan each payroll period, based upon a matching formula applied to employee deferrals (the Company match).  Plan participants are eligible to receive the Company match after completing six months (180 days prior to January 1, 2011) of continuous service.  The Company match varies based on how much the employee elects to defer up to a maximum of 4.25% of eligible compensation.  The Company match is invested identically to employee contributions and vests immediately in the participant accounts.

The Company maintains a Benefit Restoration Plan to supplement benefits provided under the 401(k) Plan to plan participants whose benefits are restricted as a result of certain provisions of the Internal Revenue Code of 1986.  This plan provides for employee salary deferrals and employer contributions in the form of a company match.

The Company maintains a non-qualified deferred compensation program called the Lowe’s Cash Deferral Plan. This plan is designed to permit certain employees to defer receipt of portions of their compensation, thereby delaying taxation on the deferral amount and on subsequent earnings until the balance is distributed.  This plan does not provide for employer contributions.

The Company recognized expense associated with employee retirement plans of $154 million in both 2010 and 2009 and $112 million in 2008.

NOTE 10: Income Taxes

The following is a reconciliation of the effective tax rate to the federal statutory tax rate:

	2010	2009	2008
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	3.0	2.2	2.9
Other, net	(0.3)	(0.3)	(0.5)
Effective tax rate	37.7%	36.9%	37.4%

The components of the income tax provision are as follows:

(In millions)	2010	2009	2008
Current:
Federal	$1,171	$1,046	$1,070
State	188	123	166
Total current	1,359	1,169	1,236
Deferred:
Federal	(117)	(108)	82
State	(24)	(19)	(7)
Total deferred	(141)	(127)	75
Total income tax provision	$1,218	$1,042	$1,311

The tax effects of cumulative temporary differences that gave rise to the deferred tax assets and liabilities were as follows:

(In millions)	January 28, 2011	January 29, 2010
Deferred tax assets:
Self-insurance	$303	$251
Share-based payment expense	128	115
Deferred rent	89	75
Other, net	249	223
Total deferred tax assets	769	664
Valuation allowance	(99)	(65)
Net deferred tax assets	670	599

Deferred tax liabilities:
Property	(870)	(934)
Other, net	(74)	(55)
Total deferred tax liabilities	(944)	(989)

Net deferred tax liability	$(274)	$(390)

The Company operates as a branch in various foreign jurisdictions and cumulatively has incurred net operating losses of $310 million and $209 million as of January 28, 2011, and January 29, 2010, respectively.  The net operating losses are subject to expiration in 2017 through 2030.  Deferred tax assets have been established for these net operating losses in the accompanying consolidated balance sheets.  Given the uncertainty regarding the realization of the foreign net deferred tax assets, the Company recorded cumulative valuation allowances for the full amount of the net deferred tax assets, $99 million and $65 million at January 28, 2011, and January 29, 2010, respectively.

A reconciliation of the beginning and ending balances of unrecognized tax benefits is as follows:

(In millions)	2010	2009	2008
Unrecognized tax benefits, beginning of year	$154	$200	$138
Additions for tax positions of prior years	22	31	82
Reductions for tax positions of prior years	(19)	(45)	(16)
Net additions based on tax positions related to the current year	9	5	16
Settlements	(1)	(37)	(19)
Reductions due to a lapse in applicable statute of limitations	-	-	(1)
Unrecognized tax benefits, end of year	$165	$154	$200

The amounts of unrecognized tax benefits that, if recognized, would favorably impact the effective tax rate were $8 million and $7 million as of January 28, 2011, and January 29, 2010, respectively.

During 2010, the Company recognized $7 million of interest expense and a $0.2 million increase in penalties related to uncertain tax positions.  As of January 28, 2011, the Company had $21 million of accrued interest and $0.7 million of accrued penalties.  During 2009, the Company recognized $9 million of interest income and a $9 million reduction in penalties related to uncertain tax positions.  As of January 29, 2010, the Company had $14 million of accrued interest and $1 million of accrued penalties.  During 2008, the Company recognized $10 million of interest expense and $3 million of penalties related to uncertain tax positions.

The Company is subject to examination by various foreign and domestic taxing authorities. The Company is appealing an IRS examination for fiscal years 2004 and 2005 related to insurance deductions.   It is reasonably possible this issue will be settled within the next twelve months resulting in a reduction in its unrecognized tax benefit of approximately $70 million.  The Company’s U.S. federal income tax returns for fiscal years 2006 and 2007 are currently under audit.  There are also ongoing U.S. state audits covering tax years 2002 to 2009.  The Company believes appropriate provisions for all outstanding issues have been made for all jurisdictions and all open years.

Note 11: Earnings Per Share

The Company calculates basic and diluted earnings per common share using the two-class method.  Under the two-class method, net earnings are allocated to each class of common stock and participating security as if all of the net earnings for the period had been distributed.  The Company’s participating securities consist of unvested share-based payment awards that contain a nonforfeitable right to receive dividends and therefore are considered to participate in undistributed earnings with common shareholders.

Basic earnings per common share excludes dilution and is calculated by dividing net earnings allocable to common shares by the weighted-average number of common shares outstanding for the period.  Diluted earnings per common share is calculated by dividing net earnings allocable to common shares by the weighted-average number of common shares as of the balance sheet date, as adjusted for the potential dilutive effect of non-participating share-based awards. The following table reconciles earnings per common share for 2010, 2009 and 2008:

(In millions, except per share data)	2010	2009	2008
Basic earnings per common share:
Net earnings	$2,010	$1,783	$2,195
Less: Net earnings allocable to participating securities	(17)	(13)	(11)
Net earnings allocable to common shares	$1,993	$1,770	$2,184
Weighted-average common shares outstanding	1,401	1,462	1,457
Basic earnings per common share	$1.42	$1.21	$1.50
Diluted earnings per common share:
Net earnings	$2,010	$1,783	$2,195
Less: Net earnings adjustment for interest on convertible notes, net of tax	-	-	2
Net earnings, as adjusted	2,010	1,783	2,197
Less: Net earnings allocable to participating securities	(17)	(13)	(11)
Net earnings allocable to common shares	$1,993	$1,770	$2,186
Weighted-average common shares outstanding	1,401	1,462	1,457
Dilutive effect of non-participating share-based awards	2	2	3
Dilutive effect of convertible notes	-	-	8
Weighted-average common shares, as adjusted	1,403	1,464	1,468
Diluted earnings per common share	$1.42	$1.21	$1.49

Stock options to purchase 19.8 million, 21.4 million and 19.1 million shares of common stock for 2010, 2009 and 2008, respectively, were excluded from the computation of diluted earnings per common share because their effect would have been anti-dilutive.

NOTE 12: Leases

The Company leases facilities and land for certain facilities under agreements with original terms generally of 20 years.  The leases generally contain provisions for four to six renewal options of five years each.  Some lease agreements also provide for contingent rentals based on sales performance in excess of specified minimums or changes in the consumer price index. Contingent rentals were not significant for any of the periods presented.  The Company subleases certain properties that are not used in its operations.  Sublease income was not significant for any of the periods presented.

The future minimum rental payments required under operating leases and capitalized lease obligations having initial or remaining non-cancelable lease terms in excess of one year are summarized as follows:

		Capitalized
(In millions)	Operating	Lease
Fiscal Year	Leases	Obligations	Total

2011	$418	$68	$486
2012	416	69	485
2013	410	69	479
2014	399	64	463
2015	392	54	446
Later years	3,973	302	4,275
Total minimum lease payments	$6,008	$626	$6,634
Less amount representing interest		(273)
Present value of minimum lease payments		353
Less current maturities		(35)
Present value of minimum lease payments, less current maturities		$318

Rental expenses under operating leases were $402 million, $410 million and $399 million in 2010, 2009 and 2008, respectively, and were recognized in SG&A expense.

NOTE 13: Commitments and Contingencies

The Company is a defendant in legal proceedings considered to be in the normal course of business, none of which, individually or collectively, are expected to be material to the Company’s financial statements.  In evaluating liabilities associated with its various legal proceedings, the Company has accrued for probable liabilities associated with these matters. The amounts accrued were not material to the Company’s consolidated financial statements in any of the years presented. Reasonably possible losses for any of the individual legal proceedings which have not been accrued were not material to the Company’s consolidated financial statements.

As of January 28, 2011, the Company had non-cancelable commitments of $633 million related to certain marketing and information technology programs, and purchases of merchandise inventory.  Payments under these commitments are scheduled to be made as follows: 2011, $386 million; 2012, $175 million; 2013, $61 million; 2014, $9 million; 2015, $1 million; thereafter, $1 million.

The Company held standby and documentary letters of credit issued under banking arrangements which totaled $19 million as of January 28, 2011.  The majority of the Company’s letters of credit were issued for real estate and construction contracts. Payments under these arrangements are scheduled to be made as follows: 2011, $18 million; 2012, $1 million.  Commitment fees ranging from .225% to 1.000% per annum are paid on the letters of credit amounts outstanding.

During 2009, the Company entered into a joint venture agreement with Australian retailer Woolworths Limited, to develop a chain of home improvement stores in Australia.  Under the agreement, the Company committed to contribute $400 million to the joint venture, of which it is a one-third owner. The contributions are expected to be relatively consistent over a four-year period.  As of January 28, 2011 the Company has contributed approximately $140 million.

NOTE 14: Related Parties

A brother-in-law of the Company’s Executive Vice President of Business Development is a senior officer and shareholder of a vendor that provides millwork and other building products to the Company.  The Company purchased products from this vendor in the amount of $82 million, $86 million and $92 million for 2010, 2009 and 2008, respectively.  Amounts payable to this vendor were insignificant at January 28, 2011 and January 29, 2010.

NOTE 15: Other Information

Net interest expense is comprised of the following:

(In millions)	2010	2009	2008
Long-term debt	$312	$293	$292
Short-term borrowings	-	2	11
Capitalized lease obligations	35	32	31
Interest income	(12)	(17)	(40)
Interest capitalized	(14)	(19)	(36)
Interest on tax uncertainties	7	(9)	10
Other	4	5	12
Interest - net	$332	$287	$280

Supplemental disclosures of cash flow information:

(In millions)	2010	2009	2008
Cash paid for interest, net of amount capitalized	$319	$314	$309
Cash paid for income taxes, net	$1,590	$1,157	$1,138
Non-cash investing and financing activities:
Non-cash property acquisitions, including assets
acquired under capital lease	$56	$69	$124
Change in equity method investments	$(4)	$(4)	$(15)
Conversions of long-term debt to equity	$-	$-	$1
Cash dividends declared but not paid	$148	$131	$-

Sales by Product Category:

(Dollars in millions)	2010		2009		2008
Product Category	Total Sales	%	Total Sales	%	Total Sales	%
Appliances	$5,365	11%	$4,904	10%	$4,752	10%
Lumber	3,402	7	3,242	7	3,506	7
Paint	3,003	6	2,913	6	2,791	6
Millwork	2,884	6	2,786	6	2,965	6
Building materials	2,879	6	2,924	6	2,966	6
Lawn & landscape products	2,812	6	2,690	6	2,585	5
Flooring	2,779	6	2,765	6	2,879	6
Rough plumbing	2,709	6	2,659	6	2,618	6
Seasonal living	2,654	5	2,413	5	2,449	5
Tools	2,604	5	2,439	5	2,563	5
Hardware	2,526	5	2,497	5	2,516	5
Fashion plumbing	2,433	5	2,475	5	2,573	5
Lighting	2,396	5	2,407	5	2,508	5
Nursery	1,962	4	1,942	4	1,850	4
Outdoor power equipment	1,932	4	1,834	4	1,963	4
Cabinets & countertops	1,700	3	1,715	4	1,935	4
Home organization	1,695	3	1,662	3	1,662	4
Rough electrical	1,409	3	1,316	3	1,446	3
Home fashion	1,337	3	1,309	3	1,408	3
Other	334	1	328	1	295	1
Totals	$48,815	100%	$47,220	100%	$48,230	100%

Lowe's Companies, Inc.
Selected Financial Data (Unaudited)

Selected Statement of Earnings Data
(In millions, except per share data)	2010	2009	2008	2007	2006
Net sales	$48,815	$47,220	$48,230	$48,283	$46,927
Gross margin	17,152	16,463	16,501	16,727	16,198
Net earnings	2,010	1,783	2,195	2,809	3,105
Basic earnings per common share	1.42	1.21	1.50	1.89	2.02
Diluted earnings per common share	1.42	1.21	1.49	1.86	1.98
Dividends per share	$0.420	$0.355	$0.335	$0.290	$0.180

Selected Balance Sheet Data
Total assets	$33,699	$33,005	$32,625	$30,816	$27,726
Long-term debt, excluding current maturities	$6,537	$4,528	$5,039	$5,576	$4,325

Selected Quarterly Data
(In millions, except per share data)		First	Second	Third	Fourth
2010
Net sales		$12,388	$14,361	$11,587	$10,480
Gross margin		4,358	5,006	4,061	3,726
Net earnings		489	832	404	285
Basic earnings per common share		0.34	0.58	0.29	0.21
Diluted earnings per common share		$0.34	$0.58	$0.29	$0.21

		First	Second	Third	Fourth
2009
Net sales		$11,832	$13,844	$11,375	$10,168
Gross margin		4,196	4,823	3,890	3,554
Net earnings		476	759	344	205
Basic earnings per common share		0.32	0.51	0.23	0.14
Diluted earnings per common share		$0.32	$0.51	$0.23	$0.14

Quarterly Stock Price Range and Cash Dividend Payment

	Fiscal 2010			Fiscal 2009			Fiscal 2008
	High	Low	Dividend*	High	Low	Dividend*	High	Low	Dividend
1st Quarter	$28.54	$21.29	$0.090	$22.09	$13.00	$0.085	$27.18	$20.25	$0.080
2nd Quarter	27.93	19.64	0.110	22.68	18.02	0.090	26.18	18.00	0.085
3rd Quarter	22.91	19.35	0.110	24.09	19.46	0.090	28.49	15.76	0.085
4th Quarter	$26.29	$21.09	$0.110	$24.50	$19.15	$0.090	$23.73	$15.85	$0.085

As of March 25, 2011, there were 29,962 registered shareholders of Lowe's common stock.
*	Effective the fourth quarter of 2009 the dividend will be paid in the fiscal month following the record date.